Form 20-F
period 2023-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2024-04-24
CIK 931427

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2023

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

Cecilia Grierson 355
26th Floor
C1107CBG City of Buenos Aires
Argentina
(Address of principal executive offices)

Leandro Pérez Castaño
(54-11)-4371-5100
inversores@tgs.com.ar

Cecilia Grierson 355
26th Floor
C1107ABF City of Buenos Aires

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

Financial Statements and Basis of Preparation

We maintain our financial books and records and publish our consolidated Financial Statements (as defined below) in pesos, which is our functional currency. This Annual Report includes our audited consolidated statements of financial position as of December 31, 2023 and 2022, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the years ended December 31, 2023, 2022 and 2021 (our “Financial Statements”). Our Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and as in effect on the date of preparation of the Financial Statements. IFRS Accounting Standards have been adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and are required to be adopted by certain public companies in Argentina (entidades incluidas en el régimen de oferta pública de la Ley de Mercado de Capitales) pursuant to the rules of the Comisión Nacional de Valores (“CNV”), compiled under General Resolution No. 622/2013 (as amended by General Resolution No. 668/2016 and as further amended, the “CNV Rules”).

At our shareholders’ meeting held on April 26, 2017, as a result of a proposal by our controlling shareholder, Compañía de Inversiones de Energía S.A. (“CIESA”), our shareholders voted in favor of having a joint audit on our consolidated financial statements commencing with fiscal year ended December 31, 2017, even though there is currently no legal requirement in Argentina for a joint audit. As a result, our Financial Statements were jointly audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (“PwC”), member firm of PricewaterhouseCoopers International Limited, and Pistrelli, Henry Martin y Asociados S.R.L. (“EY”), member firm of Ernst & Young Global Limited. The joint report of PwC and EY, dated April 24, 2024, is included elsewhere in this Annual Report. Each of PwC and EY is an independent registered public accounting firm, as stated in the joint report appearing herein.

International Accounting Standard 29 (“IAS 29”) “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether such financial statements are based on the historical cost method or the current cost method. This requirement also comprises the restatement of comparative information of the financial statements to be presented in the current currency as of December 31, 2023, without modifying the statutory decisions made based on the financial information corresponding to those fiscal years.

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

The IASB does not identify specific economies that satisfy the requirements to be deemed hyperinflationary. The International Practices Task Force (“IPTF”) of the Center for Audit Quality monitors the status of “highly inflationary” countries. The criteria of IPTF for identifying such countries are similar to those for identifying “hyperinflationary economies” under IAS 29. From time to time, the IPTF issues reports of its discussions with the staff of the Securities and Exchange Commission (“SEC”) on the IPTF’s recommendations of which countries should be considered highly inflationary, and which countries are on the IPTF’s inflation “watch list.” The IPTF’s discussion document for its November 9, 2023 meeting states that in the view of the IPTF, Argentina had a three-year cumulative inflation rate exceeding 100%.

Inflation in Argentina significantly increased during 2023, 2022 and 2021, which resulted in an accumulated inflation rate for each of the three-year periods ended December 31, 2023, 2022 and 2021, in excess of 100%. In addition, the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes. As a result, our management considers that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy in terms of IAS 29, effective as from July 1, 2018.

The Financial Statements and the other financial information included in this Annual Report for all the periods reported are presented on the basis of constant pesos as of December 31, 2023 (“Current Currency”). Thus, our audited consolidated statements of financial position as of December 31, 2022, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for each of the years ended December 31, 2022 and 2021, included elsewhere in this Annual Report have been restated in accordance with IAS 29 for comparative purposes from the original figures reported and supersede any previously disclosed consolidated financial statements relating to such periods.

In analyzing the provisions of IAS 29, our management used the inflation rates stated in the official statistics published by the Instituto Nacional de Estadística y Censos (“INDEC”), similar to the criteria adopted by the accounting profession and corporate regulatory bodies in Argentina. In order to restate the financial statements referred in the immediately preceding paragraph, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index (“CPI”) as of January 2020 (base month December 2019) with the Domestic Wholesale Price Index (“WPI”), both published by INDEC until that date. According to information from FACPCE, inflation was 211.4%, 94.5%, and 50.9% in the years ended December 31, 2023, 2022 and 2021, respectively.

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

Currency

Solely for the convenience of the reader, certain amounts presented in pesos in this Annual Report as of and for the year ended December 31, 2023, have been converted into U.S. dollars at specified exchange rates. Unless otherwise specified, all exchange rate information contained in this Annual Report has been derived from information published by Banco de la Nación Argentina (“Banco Nación”) on December 31, 2023, without any independent verification by us. As a result of fluctuations in the peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Such fluctuations may affect the U.S. dollar equivalent of peso amounts included in this Annual Report. Consequently, these translations should not be construed as a representation that the peso amounts represent, or have been, or could be converted, into, U.S. dollars at that or any other rate.

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

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
December 2023	808.45	361.10	643.07	808.45
January 2024	826.40	810.70	818.27	826.40
February 2024	842.20	826.90	834.88	842.20
March 2024	858.00	842.50	850.18	858.00
April 2024 (until 22nd)	872.00	861.00	866.43	872.00

Year ended December 31,
2019	60.40	36.90	48.23	59.89
2020	84.15	59.81	70.78	84.15
2021	102.72	84.70	95.16	102.72
2022	177.16	103.00	130.81	177.16
2023	808.45	178.15	295.30	808.45

Our results of operations and financial condition are highly sensitive to changes in the peso-U.S. dollar exchange rate because a significant portion of our revenues (65.2% of our total consolidated revenues from sales for the year ended December 31, 2023), most of our capital expenditures, almost all of our debt obligations and the cost of natural gas used in our Liquids business are denominated in U.S. dollars, but substantially all of our assets are located in Argentina, and our functional currency is the peso.

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

Available Information

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our telephone number is (54-11) 4371-5100, and our principal executive offices are located at Cecilia Grierson 355, 26th Floor, C1107CPG City of Buenos Aires, Argentina. Our internet address is www.tgs.com.ar. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information included in our website or which may be accessed through our website is not part of this Annual Report, is not incorporated by reference herein or otherwise and should not be relied upon in determining whether to make an investment in any securities issued by us.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Annual Report, including information incorporated by reference herein, may constitute estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These estimates and forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “can”, “continue”, “estimate”, “expect”, “goal”, “intend”, “may”, “plan”, “potential”, “predict”, “projection”, “should”, “will”, “will likely result”, “would” or other similar words. These estimates and statements appear in a number of places in this Annual Report and include statements regarding our intent, belief or current expectations, and those of our officers, with respect to (among other things) our business, financial condition and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are based on information available to us as of the date of this Annual Report.

When considering forward-looking statements, you should keep in mind the factors described in “Item 3. Key Information—D. D. Risk Factors” and other cautionary statements appearing in “Item 5”. These factors and statements, as well as other statements contained herein, describe circumstances that could cause actual results to differ materially from those expressed in or implied by any forward-looking statement.

Forward-looking statements include, but are not limited to, the following:

•
statements regarding changes in general economic, business, political or other conditions in Argentina and globally, including changes from actions taken by the Argentine government (the “Government”) and changes due to natural and human-induced disasters, and the impact of the foregoing;

•
estimates relating to future energy demand (including demand for fossil fuels), tariffs and volumes for our natural gas transportation services and future prices and volumes for our natural gas liquid products such as propane and butane (also referred to as liquid petroleum gas or “LPG”), ethane and natural gasoline (collectively “Liquids”) and for products and services provided in the Midstream and other Services(“Midstream”) business segment;

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

‒
Measures taken by the Government may have an adverse effect on the flow of natural gas through our midstream (gathering and treatment) facilities, which may adversely affect the results in our midstream business.

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

‒
Our natural gas transportation systems, gas gathering and treatment and processing facilities are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

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

‒	The ongoing political instability in Argentina may adversely affect the Argentine economy.

‒	The impact of the measures adopted or to be adopted after the presidential elections in 2023 is uncertain.

‒	Public health threats could have an adverse effect on the Argentine economy and on our business, financial condition or results of operations.

‒	High levels of inflation could negatively affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

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

‒	Further downgrades in the credit rating or rating outlook of Argentina could impact the rating of our securities or adversely affect the market price of our securities.

‒	The Argentine government may mandate salary increases for private sector employees, which would increase our operating costs.

‒	Argentine corporations may be restricted from making payments in foreign currencies or from importing certain products.

‒	The conflict between Russia and Ukraine and between Israel and Iran could adversely affect the global economy, the Argentine economy and our operational results and financial condition.

‒
We continue operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability since the ongoing military conflict between Russia and Ukraine, escalation of conflict between Israel and Iran, poor global economic performance, a potential recession looming in the U.S. and Europe and China showing weak growth.

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

All our net revenues from the Natural Gas Transportation public service (which represented 22% of total revenues during 2023) are attributable to contracts, which are subject to Government regulation. Prior to the enactment of the Public Emergency Law and Foreign Exchange System Reform Law No. 25,561 (the “Public Emergency Law”), our tariffs were stated in U.S. dollars, adjusted on a semiannual basis by reference to the U.S. Producer Price Index (“PPI”), and further adjusted every five years, based on the efficiency of, and investments in, our gas transportation business. The Public Emergency Law, however, eliminated tariff indexation, and public service tariffs were converted into pesos and fixed at an exchange rate of Ps.1.00 per U.S.$1.00, even though the peso was devaluating significantly against the U.S. dollar.

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

From the effective date of the Public Emergency Law until April 2014, our tariff remained unchanged. Only in April 2014 we received a transitory tariff increase of 20%, much lower than the evolution of other macroeconomic variables that affect our operating costs.

Subsequently, and until the execution of the integral tariff renegotiation (“RTI”) Agreement approved in March 2017 through Resolution No. 4362/2017 (“Resolution 4362”), we received only partial increases in May 2015 and as of April 2016.

Resolution 4362, which approved a staged tariff increase which contemplates an aggregate transportation tariff increase of 214.2% and an aggregate access and use charge (“CAU”) increase of 37%. Pursuant to this resolution, we should have also execute a capital expenditures program for a five-year period (from April 1, 2017, to March 31, 2022), which contemplated investments of Ps.6,786 million (in nominal value on December 31, 2016) to improve the operation and maintenance of the pipeline system (the “Five-Year Plan”). In addition, Resolution 4362 contemplated a non-automatic semiannual adjustment mechanism for the natural gas transportation tariff to reflect changes in WPI, which must be approved by ENARGAS evaluating the evolution of the economic circumstances.

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

Under the Decree 1020 tariffs were frozen until the new RTI concludes. Since that moment we have received only two transitory-tariff increases which have compensated only partially the development of the operation costs. “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Tariff situation.”

On December 14, 2023, ENARGAS Resolution No. 704/2023 called for a public hearing to be held on January 8, 2024. As a result of this hearing, on March 26, 2024, we signed an agreement with the Secretary of Energy (the 2024´s Transitional Agreement”).

On December 16, 2023, Decree No. 55/2023 was issued, declaring a state of emergency in the national energy sector until December 31, 2024. Among other provisions, this decree: (i) extends the validity of Decree 1020, (ii) initiates the RTI process, (iii) intervenes in ENARGAS from January 1, 2024, and (iv) instructs the Ministry of Energy to issue the necessary rules and procedures for the establishment of market prices for the public service of natural gas transportation.

On March 27, 2024, ENARGAS issued Resolution No. 112/2024 (the “Resolution 112”) which came into effect on April 3 after it was published in the Official Gazette. For additional information see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Tariff situation.”

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

The collective bargaining agreements with our unions are valid for one year. Currently, we have a collective bargaining agreement in effect for the period from April 2024 to April 2025.

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

Our regulated business is dependent on our ability to maintain our License, which is subject to expiration under some circumstances.

We conduct our Natural Gas Transportation business pursuant to the License, which authorizes us to provide natural gas transportation services through the exclusive use of the southern natural gas transportation system in Argentina. Our License may be revoked in certain circumstances based on the recommendation of ENARGAS. Expiration of our license would require an administrative proceeding, which would be subject to judicial review. Main reasons for which our License may be revoked include:

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

On September 8, 2023, we filed with ENARGAS the request for the initiation of the procedure contemplated in Law No. 24,076. As of the date of issuance of this Annual Report, the proceeding is still in progress without having received a formal response from ENARGAS. For additional information see Item 4. Our Information. Business Overview. Natural Gas Transportation.”

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

In addition, under Argentine law, attachment prior to execution and attachment in aid of execution will not be ordered by an Argentine court with respect to property located in Argentina and determined by such courts to be utilized for the provision of essential public services. A significant portion of our assets may be considered by Argentine courts to be dedicated to the provision of an essential public service. If an Argentine court were to make such a determination with respect to any of our assets, unless the Government ordered the release of such assets, such assets would not be subject to attachment, execution, or other legal process if such determination stands, and the ability of any of our creditors to realize a judgment against such assets may be adversely affected.

The Government’s strategies, measures, and programs with respect to the natural gas transportation industry could materially adversely affect our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.

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

Considering these events, the Government implemented several strategies, measures and programs aimed at mitigating the energy crisis and supporting the recovery of the Argentine economy generally. These strategies, measures and programs included, among others, the expansion of our pipeline through the creation of financial trust funds used as vehicles to facilitate financing of those investments (“Gas Trusts”). Although the expansion projects described above have not adversely affected our results of operations or financial condition, we cannot assure you that future, or even present, expansion projects will not have such adverse effects.

On December 20, 2019, the Argentine congress enacted Law No. 27,541 (the “Solidarity Law”). The Solidarity Law established the restructuring of the energy tariff scheme and froze the natural gas and electricity tariffs. In addition, the Solidarity Law entitled the Argentine Executive Branch to intervene the ENARGAS. From March 17, 2020, to December 31, 2023, ENARGAS underwent intervention.

By Decree of Necessity and Urgency No. 55/2023 (“Decree 55”) of December 18, 2023, the President declared the National Emergency of the Energy Sector. The emergency period runs until December 31, 2024. The Secretary of Energy is instructed to prepare and implement a program of actions that will allow the sanctioning of prices in competition and free access, maintain income levels, cover investment needs and guarantee the continuous provision of public services, in adequate technical and economic conditions, both for providers and users.

It determines the start of the utility rates review and the deadline of December 31, 2024, for the implementation of the new tariffs. Additionally, the intervention of the ENARGAS is ordered until the appointment of the members of the Board of Directors.

In the past, within the framework of the measures adopted as a result of the restrictions imposed to face the sanitary emergency arising from the COVID 19 virus (“COVID”) pandemic, the Government took a series of measures to mitigate its impact on certain socioeconomic sectors. For instance, during 2020 service cuts to non-paying residential users were suspended, the “Plan Gas.Ar” was created with the purpose of promoting natural gas production and certain limitations to tariff increases were imposed to keep pace with the evolution of inflation and cost increases.

We cannot predict if measures or strategies adopted or those that will be adopted by the Government in the natural gas or hydrocarbons industry, nor the effect that such measures may have on our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

A significant portion of our revenues is generated under natural gas transportation contracts that must be renegotiated and/or extended periodically.

In 2023, 74% of our average daily natural gas deliveries were made under long-term firm transportation contracts. As of December 31, 2023, our long-term firm natural gas transportation contracts had a remaining weighted average life of approximately 11 years; our long-term firm natural gas transportation contracts with our top five costumers had a remaining weighted average life of approximately eight years. We cannot assure you that we will be able to extend or replace these contracts when they expire or that the terms of any renegotiated contracts will be as favorable as the existing contracts. In particular, our ability to extend and/or replace contracts could be adversely affected by factors we cannot control, including:

•	Argentine natural gas transportation regulations;

•	international oil and gas prices;

•	timing, volume and location of new market demand;

•	competition from alternative energy sources;

•	supply and price of natural gas, mainly in the Austral basin and San Jorge Gulf basin that show sustained declines, in Argentina;

•	demand for natural gas in the markets we serve; and

•	availability and competitiveness of alternative gas transportation infrastructure in the markets we serve.

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

Resolution 4362 stated that we should have executed the Five-Year Plan. Because of the beginning of the new RTI process the Five-Year Plan was suspended. Additionally, as part of the measures adopted to reduce the impact of COVID and to adapt our business plan to the economic expectations of Argentina, we have implemented a reduction in the current investment plans, without compromising safety, which allows us to guarantee continuity in the development of our activities.

Resolution 112 includes the implementation of an investment plan of Ps. 27,690 million, which will be adjusted according to the guidelines of this resolution. These investments should be oriented to gas infrastructure works, prioritizing the security of the transport systems, their reliability and quality of service.

The natural gas transportation service is an activity involving significant amounts of capital expenditures to improve the operation and maintenance of the pipeline system. Incremental capital expenditures may be required to fund maintenance of our pipeline system. Furthermore, capital expenditures will be required to finance current and future expansions of our transportation capacity. If we are unable to finance any such capital expenditures in terms satisfactory to us or at all, our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations may be adversely affected. In addition, our financing ability may be limited by market restrictions on financing availability for Argentine companies. See “—Risks Relating to Argentina—Argentina’s past default and litigation with holdout bondholders may limit our ability to access international markets.”

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

More than 50% of the energy matrix in Argentina relies on natural gas. However, and until the surge of the Vaca Muerta area, its natural gas reserves have been declining. Indeed, the exploitation of the Vaca Muerta unconventional area represents a key factor for Argentina’s hydrocarbon development. In the event that it is not successful, it is possible that natural gas production may decline again in the future, which would adversely affect our Liquids business segment by reducing the amount of natural gas flowing to the Cerri Complex and, therefore, the amount of Liquids we produce. In addition, the reduction in the production of natural gas could affect the flow of natural gas provided for our midstream services.

The possibility that Argentina’s natural gas reserves will increase depends on the results of exploration by natural gas producers and the construction of a pipeline system that allows natural gas to escape from the Neuquén basin.

In this regard, in November 2020, the Government established the Plan Gas.Ar and extended it through Decree No. 730/2022 until 2028. This plan establishes the need to guarantee the supply of natural gas demand while establishing incentives to make immediate investments for the maintenance and/or growth of production in the productive basins, where natural gas producers must commit to achieve a production curve that guarantees the maintenance and/or increase of current levels.

Additionally, through Resolution No. 67/22 of February 7, 2022, the SE created the program Transport.Ar Producción Nacional, declaring of national public interest the construction of the President Néstor Kirchner pipeline (“NK Pipeline”) and its complementary works as a strategic project. Also, by means of PEN Decree No. 76/22 of February 11, 2022, the concession of this gas pipeline was granted to ENARSA for a term of 35 years and the trust FONDESGAS (Fondo de Desarrollo Gasífero Argentino) was created, being Energía Argentina S.A. (“ENARSA”) trustee and beneficiary, and BICE as trustee.

This gas pipeline, connects the town of Tratayén, Province of Neuquén, with the city of Salliqueló, Province of Buenos Aires (Stage I), and from there to the city of San Jerónimo, Province of Santa Fe (Stage II).

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

Due to regulatory, economic and government policy factors, domestic gasoline, diesel, natural gas, propane and butane, and other fuel prices and related services have differed substantially from prevailing international and regional market prices for such products and services. Our ability to increase prices in connection with international price or domestic cost increases, including those resulting from the peso devaluation, has been limited from time to time. The prices that we are able to obtain for our products and services affect the viability of investments in expansion capacity and processing facilities and, as a result, the timing and amount of our capital expenditures for such purposes. We may face risks and challenges relating to government regulation and control of the energy sector, including laws, regulations and rules enacted by federal, provincial and local governments.

Although our Liquids production and commercialization activities are not subject to regulation by ENARGAS, with the aim to give priority to domestic supply, the Argentine government has made changes in regulations and policies governing the energy sector in recent years to prioritize domestic demand at stable prices in order to sustain economic recovery. For example, in April 2005, the Government enacted Law No. 26,020, which set the framework by which the SHR may establish regulations to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the SHR periodically publishes reference prices for LPG sold in the local market. It also sets forth LPG volumes to be sold in the local market.

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

Our Liquids business is highly dependent on the supply of natural gas to the Cerri Complex at reasonable prices that allow for reasonable profit margins. In recent years, the price of natural gas paid by industrial users has increased and the price at which we purchase natural gas processed at the Cerri Complex has risen. If we are unable to purchase natural gas at prices that are convenient for us, costs could increase or our capacity to operate the Liquids business profitably could be affected.

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

We extract LPG and natural gasoline from natural gas delivered to the Cerri Complex and sell LPG and natural gasoline. As a result of the deterioration of our Natural Gas Transportation segment, operations relating to our Liquids production and commercialization have represented more than 50% of our total revenues between 2004 and 2017 and since fiscal year 2021.

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

In the past, the Argentine government has imposed duties on exports, including exports of natural gasoline and LPG products that we export. Currently, in accordance with the Solidarity Law and Decree 488/2020 export duties on the Liquids products that we exported are about 8%. For further information, see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

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

Measures taken by the Government may have an adverse effect on the flow of natural gas through our midstream (gathering and treatment) facilities, which may adversely affect the results in our midstream business.

To stimulate the natural gas production in Argentina, former Argentina administration implemented the Plan Gas.Ar under which certain market quotas (a portion of total gas needs for power generation and for distribution companies) were assigned to natural gas producers on different tender processes following a price basis criterion. As there is not a full price through of natural gas prices to final consumers, the Plan Gas.Ar provides state funding to close the gap between the prices quoted by the natural gas producers and the prices resulting from the pass through to final consumers. The agreements resulting from the Plan Gas.Ar are valid until year 2028.

Plan Gas.Ar has been successful in providing the natural gas producers with price signals that allow them to invest in their upstream operations and, consequently, increase the local natural gas production.

Any change to this plan unilaterally imposed by the Argentina government to the natural gas producers or default in payments by the Government, may affect negatively in the flow of natural gas through our Midstream infrastructure, impacting adversely in our results of operations and the development of future investment plans that we may have in our Vaca Muerta facilities.

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

Regarding our Midstream business segment, we operate in a market with strong participants, many of which may have extensive and diversified know-how or operating experience and financial resources like or significantly greater than ours. While it is still unclear the future measures to be taken by the Government regarding its energetic policy, the development of the natural gas industry in Argentina is essential for the country’s economic growth. All future business that our competitors or we can develop will depend on the production of natural gas. The Government (or any other entity on its behalf) might not issue the necessary regulations to encourage natural gas producers to develop new projects involving natural gas output.

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

Additionally, our principal competitor in the gas transportation business is Transportadora de Gas del Norte S.A. (“TGN”). We compete with TGN on a day-to-day basis for natural gas interruptible transportation services and from time to time for new natural gas firm transportation services and, in case that opportunities for new firm natural gas transportation services that arise from the expansion of the system. We compete directly with TGN for the transportation of natural gas from the Neuquina basin to the greater Buenos Aires area. In addition, in the future other participants may successfully penetrate our market and connect with our main customers which could affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

Currently the development of Vaca Muerta depends on the availability of transport infrastructure. Most of natural gas production from the Neuquina basin is transported through Neuba I and Neuba II and Central Oeste pipelines these pipelines are currently working close to full capacity. If Vaca Muerta production grows at a greater pace than its capacity expands, a potential lack of transportation capacity may limit the development of new businesses and increase competition affecting our financial condition and results of operations.

On February 7, 2022, the Secretary of Energy issued Resolution No. 67/2022 whereby the Natural Gas Pipeline System Program was created and the construction of the President Néstor Kirchner Natural Gas Pipeline (the “NK Pipeline”) was declared of public interest. Also, by means of Decree No. 76/2022 of February 11, 2022, the concession of such natural gas pipeline was granted to ENARSA for a term of 35 years.

In a first stage, the construction of the NK Pipeline connects the town of Tratayén in the Province of Neuquén with the town of Salliqueló in the Province of Buenos Aires, where it connects to the natural gas pipeline system operated by us. The second stage will consist of the construction of the gas pipeline section to San Jerónimo in the south of the Province of Santa Fé. The first stage of this pipeline lengths 356 miles, while the total length it is plan in 648 miles.

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

We currently have cash and cash equivalents deposited in several financial institutions significantly in excess of insured levels, including, at times, a significant proportion of our cash balance. For example, with regards to our accounts in the United States, while the U.S. Federal Deposit Insurance Corporation provides deposit insurance of U.S.$250,000 per depositor, per insured bank, the amounts that we have in deposits in U.S. banks far exceed that insurance amount. Therefore, if the U.S. government does not impose measures to protect depositors in the event a bank in which our funds are held fails, we may lose all or a substantial portion of our deposits. We also maintain cash deposits in banks in Argentina and in other countries, some of which are not insured or partially insured by other similar agencies. If any of the financial institutions in which we have deposited funds ultimately fails, we may lose our uninsured deposits at such financial institutions, and/or we may be required to move our accounts to another financial institution, which could cause operational difficulties, such as delays in making payments to our partners and employees, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

Risks Relating to Argentina

We are a stock corporation with limited liability (sociedad anónima) incorporated and organized under the laws of Argentina. Our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina, the exchange rate between the peso and the U.S. dollar and the reference international prices of Liquids because a significant portion of our revenues (65.2% of our total consolidated revenues from sales for the year ended December 31, 2023), most of our capital expenditures, almost all of our debt obligations and the cost of natural gas used in our Liquids business are denominated in U.S. dollars, but substantially all of our assets are located in Argentina, and our functional currency is the peso.

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

On June 20, 2018, the IMF’s Executive Board approved the largest stand-by arrangement in the Fund’s history, in support of Argentina’s 2018-21 economic program. After an augmentation in October 2018, access under the arrangement amounted to U.S.$57 billion (1,227% of Argentina’s IMF quota). The program considered only four of the planned twelve reviews and did not fulfill the objectives of restoring confidence in fiscal and external viability while fostering economic growth. The arrangement was canceled on July 24, 2020.

After the primary elections results of August 2019, the international markets casted doubt on Argentina’s debt sustainability. In view of this, the country risk indicator raised to 2,200 basis points, topping-off a depreciation of bond prices. Also, on August 29, 2019 by Decree No. 596/2019 the Government announced a debt profiling consisting of (i) an extension on the payment term for short-term local bonds, only for institutional investors that will receive the full payment over terms of three and six months (15% on the original maturity date, 25% and 60% at 3rd and 6th month of the original maturity date, respectively), but not for natural persons who acquired the bonds before July 31, 2019, who will receive full payment on the maturity date; (ii) a proposal to the Argentine Congress of a bill to extend maturity dates of other local bonds, without reduction on the capital or interest; (iii) a proposal to extend the maturity dates of foreign bonds; and (iv) after achieving fiscal goals, the start of talks with the International Monetary Fund (the “IMF”) in order to reprofile the deadlines to reduce the default risk.

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

The government’s decision to extend payments on its short-term notes constitutes the second such delay of payments in five months. In February 2020, the IMF has also publicly stated its concerns about the sustainability of Argentina’s public debt and suggested that a definitive debt operation—yielding a meaningful contribution from private creditors—is required to help restore debt sustainability with high probability. As of the date of this Annual Report, Argentina’s public debt load stands at U.S.$403 billion, including loans from the IMF. Outstanding debt with private bondholders is approximately U.S.$134 billion.

On April 21, 2020, the Argentine government launched an exchange offer with the aim to refinance its external debt in a way that does not compromise development and Argentina’s growth potential in the coming years. On August 17, 2020, the Argentine government presented its amended bond restructuring offer to the SEC. On August 31, 2020, the Argentine government announced the results of its restructuring bond offer, announcing that the holders owned 93.5% of the principal of the outstanding bonds and that such participation percentage was subsequently increased to 99% by virtue of the application of the collective action clauses of the restructured bonds. After the consummation of its restructuring bond offer, in September 2020, Moody’s and S&P raised Argentina’s credit rating to CCC, Ca and CCC +, respectively.

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

On January 28, 2022, Argentina signed an agreement with the IMF to refinance more than U.S.$40 billion in debt, contracted in 2018 with this institution. The main measures agreed are related to the reduction of public spending and subsidy rates, focused on the energy sector. The agreement was approved by the Argentinean Congress and by the Board of the IMF. Among other points, an economic and monetary policy was established, where the IMF will be the co-director, carrying out quarterly audits on Argentina’s finances and economic development.

During 2022 and the first months of 2023, the second, third and fourth revisions of the agreement were carried out. Finally, on July 28, 2023, in a difficult macroeconomic context and days before the PASO elections, the parties reached an agreement on the fifth and sixth revisions. On August 23, 2023, the IMF Board of Directors approved the fifth and sixth reviews of the agreement, allowing Argentina access to disbursements of U.S.$ 7,500 million.

According to the IMF’s statement, Argentina’s economic situation has become very challenging, mainly due to the impact of the drought and the political context, which the impact of the drought and the political context, which meant that the targets set have not been met.

On January 10, 2023, the IMF reached a staff-level agreement with Argentina as part of the seventh review of the country’s $44 billion 30-month extended fund facility. This allows Argentina access to $4.7 billion in funds, subject to approval from the IMF’s executive board. The agreement focuses on improving Argentina’s domestic debt maturity profile and rebuilding relationships with international capital markets. Other key understandings include supporting monetary demand and disinflation, establishing a 2% GDP surplus goal by 2024, strengthening social programs, modifying foreign exchange policy, and supporting policy changes for Argentina’s energy and mining sectors.

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

In recent years, the government has substantially increased public spending. In this sense, the Argentine Government adopted several measures to finance this public expenditure and finance the fiscal deficit that they generated, including, among others, the use of the resources of the BCRA and ANSES, and has used the issuance of money as a tool to raise funds. Argentina has a high level of indebtedness, which has been growing in recent years as a result of the increase in the fiscal deficit and the lack of capacity of Argentina to obtain international financing.

In Argentina, total expenditure has exceeded tax revenues in 28 of the last 35 years. In 2022, the primary fiscal deficit amounts to 2.4% of GDP. In 2023, the primary fiscal deficit will be 2.9% of GDP.

A further deterioration in the fiscal accounts could adversely affect the government’s ability to access long-term financial markets. This could be due, for example, to social security payments, economic aid to financially distressed provinces and increased spending on public works and subsidies, including subsidies to the energy and transport sectors.

In relation to the agreement signed with the IMF in 2018, the Macri government committed to address fiscal solvency and therefore took steps to curb the fiscal deficit through the reduction of gas and transportation subsidies and other expenses. Similar measures to reduce Argentina’s fiscal deficit were agreed in the most recent IMF agreement. In the past, these policies have caused a rise in prices and thus have had a negative impact on the power purchasing power of consumers. After taking office in 2019, the Fernández administration, within the framework of the Solidarity Law, serving the most vulnerable sectors, took a series of measures that have slowed the reduction of public spending.

In addition, Mr Javier Milei was inaugurated as Argentina’s new president in December. One of President Milei’s key campaign proposals was to achieve a balanced budget by 2024. The impact of these measures on the future economic and political scenario is uncertain. We cannot predict what effect they will have on our business, financial position or results of operations.

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

In 2018, 2019, and 2020, the peso rapidly devalued against major foreign currencies, especially the U.S. dollar. Following the preliminary presidential elections ((primary, open, simultaneous and mandatory elections ) in 2019, the peso experienced a significant devaluation. Based on the exchange rate information published by Banco Nación, the peso depreciated by 22.1% against the US dollar in 2021, compared to 40.5%, 58.9%, and 102.2% in 2020, 2019, and 2018, respectively. In 2022, the peso has already depreciated by 72.5% against the US dollar. Although the peso’s exchange rate with respect to the dollar was lagging for most of 2023, the new administration ordered a sharp correction of the exchange rate and implemented a monthly crawling peg of 2% after taking office on December 10, 2023. As a result, the Argentine peso’s variation against the dollar as of December 31, 2023 was 356.3%, reaching Ps. 805.45.

Immediately after the peso devaluation, it had a significant impact on the economy, leading to high inflation, reduced real wages, and increased difficulties for companies with domestic market revenues and foreign currency obligations. This situation could deteriorate in the future if the government chooses to devalue the currency abruptly again or implements a system of multiple exchange rates, thereby dividing the exchange market for different types of transactions.

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

•
volatility in real GDP, which according to the restated information released by INDEC grew by 2.7% in 2015, decreased by 2.1% in 2016, grew by 2.7% in 2017, decreased by 2.5% in 2018, decreased by 2.2%, 9,9% in 2019 and 2020, respectively. In 2021 the GDP increase 10.4% and in 2022 5.2%, decreasing 1.6% in 2023;

•	Argentina’s public debt as a percentage of GDP, which remains high, and as of December 31, 2023, represented approximately 88% of the GDP;

•	the discretionary increase in public expenditures that has resulted (and continues to result) in a fiscal deficit;

•	high unemployment and informal employment rates;

•	high exchange rate volatility;

•	high fiscal and trade deficits;

•	an inability to pay public debt and the reperfilation of debt maturities;

•	limited access to funding in the local and international capital markets;

•	agricultural exports, which fueled the economic recovery, have been affected by drought and lower prices than in prior years;

•	fluctuations in international oil prices;

•	unavailability of long-term credit to the private sector;

•	the effects of a restrictive U.S. monetary policy, which could generate an increase in financial costs for Argentina;

•	reduction in the BCRA’ s foreign currency reserves;

•	uncertainty with respect to the imposition of exchange and capital controls;

•	the abrupt fall in the value of sovereign bonds and a decline in consumer confidence or foreign direct investment; and

•	other political, social and economic events outside of Argentina that adversely affect the current growth of the Argentine economy.

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

After the presidential elections held in 2019, Alberto Fernández from the Frente de Todos emerged as the winner and assumed office in December 2019. Alberto Fernández´s administration implemented a series of measures that had significant impact on the Argentine economy, including:

•
The Solidarity Law granted the Executive Branch broad legislative powers to ensure the sustainability of the public debt, regulated the tariff restructuring of the energy system through a renegotiation of the RTI and reordered the regulators of the energy system, among others. Likewise, the rates of public utilities for natural gas remain unchanged for a maximum period of 180 days (since December 23, 2019), which period has been extended until the RTI process concludes, or the transitional tariff increase is put into effect. This law also modified certain tax aspects previously modified by the administration of Mauricio Macri’s administration.

•	Pension mobility law. Additionally, and in order to meet the fiscal deficit, the pension adjustment system has been suspended by the Solidarity Law and finally modified by Law No. 27,609.

•	Rent Law by means of which the relationship between tenants and landlords was regulated. This law amended the Civil and Commercial Code and established new rules for lease agreements.

•
Decree No. 690/2020 established the public service nature of information technology and telecommunications services. This decree also empowers the National Communications Entity (“ENACOM”) to set fair and reasonable prices for these services.

The Argentine economy is also particularly sensitive to local political developments. Presidential elections take place in Argentina every four years and legislative elections every two years, resulting in the partial renewal of both chambers of Congress.

The result of presidential, as well as legislative, mid-term and full-term elections may lead to changes in government policies that impact upon the Company.

As of the date of this Annual Report, Mr. Javier Milei has taken office as Argentina’s new President. As part of his campaign platform, President Milei presented a plan to dollarize the Argentine economy and potentially close the Central Bank.

The effect of these measure on the future economic and political scenario is uncertain. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations. For additional information see “The impact of the measures adopted or to be adopted after the presidential elections in 2023 is uncertain” below.

The impact of the measures adopted or to be adopted after the presidential elections in 2023 is uncertain.

On October 22, 2023, general elections were held in Argentina. The result resulted in a new conformation of the Congress as from December 10, 2023 (in minority for the president-elect). On November 19, 2023, a run-off election was held, in which the opposition candidate for La Libertad Avanza, Javier Milei, was elected president. After taking office, the current administration launched a package of emergency measures aimed at relaxing controls and deregulating the economy, with the main objective of reducing the fiscal deficit. The impact of the outcome of such elections on the national government’s economic policies, the foreign exchange market and the national economy is uncertain, and we cannot assure you how the economy, the regulatory framework, the social situation and the political environment will respond and the impact this will have on our financial condition and results of operations.

On December 12, 2023, Luis Caputo, the Minister of Economy, announced a series of economic measures with a focus on the revision of fiscal, exchange and monetary policy in which, among other issues: (i) a strong cut in public spending is shown together with an increase in certain taxes, (ii) the price of the US dollar was raised with respect to the Argentine peso from $/U..S$ 350 to $/U.S.$ 800 and a monthly crawling peg of 2%, (iii) reduction of subsidies to energy and transportation and (iv) limitation of monetary issuance and modification of the Treasury financing program in order to clean up the BCRA’s liabilities.

Subsequently, on December 21, 2023, Decree of Necessity and Urgency No. 70/2023 Bases for the Reconstruction of the Argentine Economy” (“Decree 70/2023”) was published in the Official Gazette. Decree 70/2023 declares a public emergency in economic, financial, fiscal, administrative, social security, tariff, health and social matters until December 31, 2025. This decree promotes economic deregulation and the integration of Argentina into the world trade by adopting international standards for the trade of goods and services. Moreover, it empowers the Ministry of Energy to reassess the existing subsidy structure to ensure that end users have access to basic and essential consumption of electric energy and natural gas. Finally, it repeals Law No. 27,437 on Argentine procurement (“Compre Argentino”) and supplier development.

To this effect, Decree 70/23 repeals numerous laws on state intervention in the economy, such as the Food Shelf Law No. 27.545 (as amended and supplemented), the Supply Law No. 20.680 (as amended and supplemented), Law No. 26.992 on the Creation of the Price Observatory (as amended and supplemented), the Rent Law No. 27. 551 (as amended and supplemented), Law No. 27,437 on Buy Argentine (as amended and supplemented), Law No. 18,875 on Buy National and Law No. 20,075 on State-Owned Companies (as amended and supplemented), among others, with the purpose of liberalizing trade, services, and industry, and eliminating restrictions on the supply of goods and services that distort market prices.

Likewise, Decree 70/23 amends several regulatory bodies, including the National Civil and Commercial Code, the Customs Code, liberalizing foreign trade; the Labor Contract Law, making individual and collective labor relations more flexible; the health care system, making social security and prepaid health care contracts more flexible; and the Credit Card system, eliminating commission and interest ceilings. It also modifies special regulations related to multiple industries (such as energy, mining, telecommunications, agribusiness and tourism, among others).

Although this decree became effective as from December 29, 2023, Law No. 26,122 provides that it must be approved or not by the Permanent Bicameral Commission of the National Congress. Likewise, the National Congress has the power to reject or accept Decree 70/2023, for which it requires the approval of both chambers. In addition, it should be clarified that the Congress cannot introduce amendments or modifications to the decree. Additionally, since its issuance by the National Executive Power, Decree 70/23 has been subject to numerous questions regarding its constitutionality, which gave rise to the filing of several actions for injunctive relief before the national labor courts and the federal administrative court, among others. The National Court of Appeals for Labor issued a precautionary measure suspending the applicability of the labor reforms and declared the unconstitutionality of the labor reforms.

It is not possible to predict whether Executive Order 70/2023 will remain in effect after its revision in Congress, its evolution at the judicial level or the impact that its enforcement could have on our results of operations and financial condition.

On December 27, 2023, the National Executive Power submitted for consideration of the Congress of the Nation the Bill of Bases and Starting Points for the Freedom of the Argentineans (the “Omnibus Law”). This law proposes a strong deregulation of the economy by proposing amendments and repeals of regulations in the following fields: (i) organization of the public administration; (ii) administrative procedure and regulatory quality; (iii) resolution of disputes with the State; (iv) insurance regime; (v) regime applicable to commercial companies; (vi) regime of financial administration of the State; (vii) comprehensive tax reform and establishment of a regime of exceptional regularization of tax, customs and social security obligations; (viii) agricultural, energy and tourism sectors, among other activities and industries; (ix) regime of obligations and contracts aimed at strengthening the autonomy of the will of the parties; (x) defense of competition; (xi) intellectual property; and (xii) promotion and incentives for large investments.

Although initially, on February 3, 2024, this law obtained a half sanction by the Chamber of Deputies, in the particular discussion several articles were rejected, so that on February 6, 2024, the government was forced to return the Omnibus Law to commissions in the middle of the article-by-article voting of the law, when seven of the first thirteen points put to consideration did not meet the number of votes necessary for its approval. Thus, the bill will return to commissions with its original wording and will have to be debated again from the beginning.

As of the date of this Annual Report, there is uncertainty as to the ability of the new administration to implement the measures contemplated by the Omnibus Law, and if so, the impact that these measures and any other measures to be adopted by the new government will have on the Argentine economy in general and on the Company’s sector. As of the date of this Annual Report, the Omnibus Law has not been approved by the National Congress.

In addition, the new administration will face macroeconomic challenges such as reducing the inflation rate, achieving fiscal and trade surpluses, increasing the level of BCRA reserves, the evolution of the exchange rate, the payment of public debt, among other issues. It is difficult to predict the impact that the measures adopted or to be adopted in the future may have on the Argentine economy, the political and social situation and their impact on our financial condition and results of operations.

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

In response to the COVID pandemic, the Government implemented several measures, including mandatory nationwide lockdowns. Additionally, non-essential businesses have been required to shut down periodically (with oil and gas activities being among those considered essential and exempt from lockdown measures).

We cannot guarantee that any health crisis, such as the COVID-19 pandemic, will not have a significant adverse impact on our equity position and operational results, as well as causing a decline in the market value of our shares and negotiable obligations.

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

In the past, inflation has significantly undermined the Argentine economy and the government’s ability to foster conditions for stable growth. Currently, Argentina is facing inflationary pressures, as evidenced by higher fuel, energy, and food prices. There is uncertainty about the potential acceleration of inflation rates in the future and the impact of measures adopted or that may be adopted by Argentina to control inflation.

The CPI variation for the year ended on December 31, 2023, was 211.4%.

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

Because Natural Gas Transportation business segment sales represented 22% of our total revenues during the year ended December 31, 2023, and are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our tariffs would decrease our revenues in real terms and adversely affect our results of operations. Further, as a consequence of the application of IAS 29, maintaining monetary assets generates loss of purchasing power; provided that such items are not subject to an adjustment mechanism that compensates to some extent such loss. This loss is booked in the statement of comprehensive income.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends or imports and investors may face restrictions on their ability collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

The Argentine government and the BCRA have implemented certain measures that control and restrict the ability of companies and individuals to access to the foreign exchange market.  Those measures include, among others: (i) payment of imports and other purchases of goods abroad, (ii) purchase of foreign currency by residents with specific application, (iii) payment of profits and dividends, (iv) payment of capital and interest on financial indebtedness, among others, the entity shall have the prior consent of the BCRA unless it has an affidavit from the client stating that at the time of access to the exchange market: (i) all of its foreign currency holdings in the country are deposited in accounts in financial institutions and that it does not have liquid external assets available; and (ii) undertakes to liquidate on the exchange market, within five working days of its making available, those funds that it receives abroad arising from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, where those funds have been acquired after May 28, 2020.

As a result of the tightening of exchange controls, the difference between the official exchange rate, which is currently used for commercial and financial transactions, and other secondary exchange rates that implicitly arose as a result of certain transactions commonly carried out in the capital market (“MEP” or “contado con liquidación” dollar) widened considerably, creating a gap above 100% during 2023, reducing after the increase of the exchange rate after December 13, 2023 to 30%. The Government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially changing the exchange rate at which we purchase foreign currency to repay its foreign currency denominated indebtedness. In addition, the imposition by the government of additional exchange controls and restrictions and/or other measures in response to capital outflows or devaluation of the Peso could weaken public finances. Such a weakening of public finances could have an adverse effect on our results of operations and financial condition.

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

In 2023, the Argentine peso continued to depreciate against the U.S. dollar and other major foreign currencies. According to the Banco Nacion’s selling exchange rate, the Argentine peso reached Ps. 808.45 to December 31, 2023, presenting a variation of 356.3% with respect to 2022. As a consequence of the imposition of exchange controls, the spread between the official exchange rate and other secondary exchange rates implicitly resulting from certain common capital market transactions has widened significantly.

As of December 31, 2023, the total amount of principal and accrued but unpaid interest under our consolidated U.S. dollar-denominated indebtedness was U.S.$583 million.

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

Argentina is ranked 98 out of 180 in Transparency International’s 2023 Corruption Perceptions Index and 126 of 190 in the World Bank’s Doing Business 2020 report. The lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and accusations of corruption have affected and could affect negatively to Argentina.

Likewise, at the date hereof, other ongoing investigations into complaints of money laundering and corruption are underway.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, on November 8, 2017, Congress passed Law 27,401 which establishes the criminal liability of legal persons and regulates integrity programs for a precise number of cases of corruption. The law holds legal persons responsible for the crimes of bribery and influence peddling, national and transnational, negotiations incompatible with the exercise of public functions, concussion, illicit enrichment of officials and employees and aggravated false reports and balances, in order to hide bribery and influence peddling, national and transnational.

Law 27,401 assigns a decisive importance to integrity programs as an element of weighting the liability of legal persons in acts of corruption. Thus, an appropriate Integrity Program can: i) exempt from criminal liability, if a spontaneous self-complaint is made jointly and the benefit obtained is returned, ii) mitigate the eventual sanction, iii) be a condition for an effective collaboration agreement, and iv) be an enabling requirement for the offeror in certain contracts with the Government.

In this context, the Anti-Corruption Office, through Resolution No. 27/2018, established the integrity guidelines for the best compliance with the Integrity Program established in Law 27,401.

We have an Integrity Program that has not been questioned by the implementing authorities and that follows the guidelines described in Resolution No. 27/2018; as well as the provisions of Law 27,401.

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

Although Javier Milei’s government has taken a series of measures aimed at economic deregulation and trade liberalization in Argentina, (for additional information see “The impact of the measures adopted or to be adopted after the presidential elections in 2023 is uncertain” above), the Argentine government has historically exercised significant influence over the economy, and public services companies in particular have operated in a highly regulated environment. Our business and operations have been, are and could in the future be affected by actions taken by the Government through the implementation of new or amended laws and regulations, such as nationalizations, expropriations, forced divestiture of assets, amendments to or renegotiation or revocation of a license, restrictions on production, imports and exports, exchange and/or transfer restrictions, including those relating to dividend payments, direct and indirect price controls, tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges, cancellation of contractual rights and delays or denials of governmental approvals.

There have been examples of government intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In 2008, the Government absorbed and replaced the former private pension system with a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad or “FGS”) to be managed by the Administración Nacional de la Seguridad Social (“ANSES”). ANSES is entitled to designate government representatives to the boards of directors of these companies. The nationalization of Argentina’s pension and retirement system was a change significant in the Argentine government’s approach to the main public companies. FGS currently holds 24.0% of our outstanding capital stock and has two representatives on our Board of Directors. On November 19, 2020, Law 27,574 regulates the role of the representatives of the FGS in those companies in which it has a stake, providing that the FGS will dictate the rules that are necessary in order to regulate their appointment, function, responsibility, performance and remuneration, which has been regulated by Decree No. 1041/2020 and ANSES Resolution No. 57/2021.

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

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners and emerging markets. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) could have a material adverse impact on Argentina’s trade balance and, therefore, adversely affect Argentina’s economic growth. Economic slowdowns have led to declines in Argentine exports in the last few years. Specifically, fluctuations in the price of the commodities sold by Argentina and a significant revaluation of the peso against the U.S. dollar could harm Argentina’s competitiveness and affect its exports.

The economy in Brazil, one of the main import and export markets for Argentina, has experienced rising negative pressure because of political uncertainty, putting pressure on the products that Argentina exports to that country and its competitiveness. Argentine foreign trade is highly dependent on the Brazilian economy; thus, a poor performance of Brazil’s economy could lead to the deterioration of Argentina’s trade balance. Additional Brazilian political and economic crises could negatively affect the Argentine economy.

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

In 2023 the world faced a range of macro challenges including the war in Ukraine, military conflicts in the middle east, inflationary pressures and risk of global recession. During the year, U.S. Federal Reserve increased its target reference rate to relieve inflationary pressure which had a negative impact in the cost of credit for emerging markets.

During 2023, it is observed that important banking entities suffered liquidity problems, giving rise to uncertainty in the global economy. This initially materialized in the United States with the collapse of Silicon Valley Bank, which the US government decided not to rescue. This instability had its contagion in Europe when the shares of Credit Suisse plummeted by up to 30% and the Swiss National Bank was affected. Deutsche Bank then suffered a massive sell-off of its shares, which led to further concern at the European Central Bank.

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

In addition, adverse weather conditions, such as floods or droughts, could affect the production of the main agricultural commodities produced by Argentina, which account for a significant portion of its export revenues. Moreover, higher oil prices could lead to an increase in government expenditures. The drought experienced during the summer months of 2018 dramatically reduced the yield from Argentina’s soybean crop. Also, during 2023 the country experienced another severe drought, which is estimated to represent losses in the net income of the producer sector of U.S.$ 10,425 million, the equivalent of 2.2% of the GDP that the IMF estimates for Argentina in 2023. If agricultural commodity prices decline or their production is affected by weather or other variables, the Argentine economy could be adversely affected. These circumstances could also have a negative impact on tax revenues, the BCRA’s reserves, the availability of foreign currency and ultimately negatively affect our economic and financial performance.

Besides, in March 2020, after a failure to reach an agreement between the members of the Organization of the Petroleum Exporting Countries (“OPEC”) and Russia to stabilize the oil market, Saudi Arabia decided to increase its oil production. This decision, at a time when oil demand is falling due to the impact of COVID in the global trading and economy, has triggered the most important decline in the oil price since 1991, of around 30%. This fall in the international prices of oil and its derivatives added to the fragile macroeconomic situation in Argentina, generating uncertainty regarding the production and development of natural gas in the country, especially in the Vaca Muerta area. In December 2020, OPEC and its oil-producing allies agreed to increase production by 500,000 barrels per day beginning in January. The group exerts considerable influence over world energy markets.  In recent years, OPEC has sought to navigate its way through a historically tumultuous period, including an unparalleled collapse in oil prices, a massive fuel demand shock amid the COVID crisis, a Saudi-Russia price war and Qatar’s departure from OPEC. The downward trend in oil prices significantly reversed as a result of the invasion of Ukraine by Russia. Uncertainty about oil prices and other commodities remain and there can be no assurances about any measures that the Government may take in response to key macroeconomic variables, particularly on the energy sector.

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

Argentina’s long-term debt denominated in foreign currency, as of the date of this Report, is rated “CA (stable)” by Moody’s, “ CCC- (stable)” by S&P, and “CCC-” by Fitch.

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

Through Resolution No. 10/2023 of the Ministry of Labor, Employment and Social Security, a minimum living and mobile wage of Ps.105,500 was established as of July 1, 2023, from 112,500 as of August 1, 2023 and Ps.118,000 as of September 1, 2023.

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

In addition, as a result of the deepening of exchange controls, the difference between the official exchange rate, which is currently utilized for both commercial and financial operations, and other informal exchange rates that arose implicitly as a result of certain operations commonly carried out in the capital market. The Argentine Government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding foreign currency denominated liabilities. We cannot predict how such current restrictions may evolve after this annual report, mainly regarding limitations to transfer funds outside the country.

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

The conflict between Russia and Ukraine and between Israel and Iran could adversely affect the global economy, the Argentine economy and our operational results and financial condition.

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

Actual and threatened responses to Russia’s invasion, as well as a rapid peaceful resolution to the conflict, may also impact the markets for certain commodities, such as electricity, oil and natural gas, and may have collateral impacts, including increased volatility, and cause disruptions to the availability of certain commodities, commodity and futures prices and the supply chain globally. Rising wheat prices raised tensions in countries like Egypt, which rely heavily on wheat exports from Russia and Ukraine, and sparked fears of social unrest. On the other hand, Russia is the second largest oil exporter in the world and the largest producer of natural gas, causing the world oil prices jumped over U.S.$110 per barrel in 2022, and the cost of natural gas reached a new record high in Europe. In this sense, in Argentina, the natural gas supply for this next winter may be affected, with negative effects on the energy generation, especially for industries. The shortage on natural gas may adversely affect our pipeline system and operations.

On April 13, 2024, Iran launched a large-scale attack with drones and missiles against Israel in retaliation for an alleged Israeli attack on an Iranian diplomatic complex in Syria on April 1, 2024. The Argentinean Government condemned the attack of Iran against the State of Israel and reaffirmed its support for Israel’s legitimate right to defend its sovereignty. As of the date of this Annual Report we cannot predict the final outcome or consequences that may arise from this conflict, and the direct or indirect effects that this conflict may have on Argentina and particularly on our business.

We continue operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability since the ongoing military conflict between Russia and Ukraine, escalation of conflict between Israel and Iran, poor global economic performance, a potential recession looming in the U.S. and Europe and China showing weak growth.

The open conflict in Europe is a trigger for many the geopolitical risks over the short- and medium-term. As Western sanctions on Russia bite and Russia weaponizes energy, the siege-like standoff between the West and Russia may escalate, and ripple effects from Ukraine war or the unknown effects of the arising conflict between Israel and Iran will continue to amplify challenges as emerging markets face a slow rebound from COVID, including high food and energy costs, higher U.S. interest rates, a strong U.S. dollar and slow Chinese growth.

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

Our legal name is Transportadora de Gas del Sur S.A. We are a limited liability company (sociedad anónima), incorporated under the laws of Argentina on December 1, 1992. Our registered offices are located at Cecilia Grierson 355, 26th Floor, Buenos Aires (C1107CPG), Argentina, our telephone number is (54 11) 4371-5100 and our web address is www.tgs.com.ar. According with our public records, our length of life is set to expire on November 30, 2091 (which could be renewed, in accordance with the applicable law).

We are currently the largest transporter of natural gas in Argentina and operate the most extensive pipeline system in Latin America in terms of length, delivering approximately, as of December 31, 2023, more than 60% of the total natural gas transported in Argentina, through 5,746 miles of pipeline, of which we operate 4,768 miles on an exclusive basis pursuant to the License (the “Natural Gas Transportation”). Our transportation system connects the Neuquén, San Jorge and Austral basins, the major natural gas fields located in the south and west of Argentina, to the greater Buenos Aires area and the major consumption centers of southern Argentina. During the Fiscal Year 2023, approximately 82% of our revenues of this business segment corresponds to firm natural gas transportation services under firm long-term natural gas transportation contracts. Natural gas transportation customers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our Natural Gas Transportation business is regulated by ENARGAS, and revenues from this business represented 22%, 25% and 27% of our total revenues for the years ended December 31, 2023, 2022 and 2021, respectively.

We conduct our Natural Gas Transportation business pursuant to the License, which is currently scheduled to expire in 2027 and which is extendable for an additional ten-year period at our option if certain technical conditions described in the License are met. ENARGAS is required at that time to evaluate our performance and make a recommendation to the Executive Branch for the extension of our License. If ENARGAS determines that we are in substantial compliance with all our obligations arising under the Natural Gas Law No. 24,076 (the “Natural Gas Law”), related regulations and our License, the extension should be granted by the Executive Branch. ENARGAS would bear the burden of proving that we had not met the technical conditions referred to above and, therefore, that the extension of the License should not be granted. To the extent that we were found not to have satisfied the conditions described above or chose not to seek the extension of our License, we would be entitled to certain specified compensation. In September 2023, we submitted a request to ENARGAS for a 10-year extension of the natural gas transportation License, which is set to expire in December 2027. This request will need to be reviewed and addressed by the government authorities. See “—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Certain Restrictions with Respect to Essential Assets” below.

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

The map below illustrates the natural gas pipeline system in Argentina as of December 31, 2023:

GASODUCTO GRAL. SAN MARTÍN
P.C. Buchanan
GASODUCTO ANILLO GRAN BUENOS AIRES
GASODUCTO MEDANITO-MAINQUE
P.C.Río Neuquén
GASODUCTO NEUBA II
PLANTA TRATAYÉN
P.C. Ordoqui
P.C. Saturno
GASODUCTO NEUBA II
VACA MUERTA NORTE
P.C. Olavarría
P.C. Gaviotas
P.C. El Chourron
GASODUCTO LOOP SUR
P.C. La Adela
P.C. Barker
VACA MUERTA SUR
P.C. Fortín Uno
P.C. Indio Rico
P.C. Belisle
P.C. Confluencia
COMPLEJO GRAL.CERRI
P.C. y P.T. Plaza Huincul
P.C. Río Colorado
GASODUCTO NEUBA I
P.C. Picún Leufú
P.C. Chelforó
P.C. Gral. Conesa
P.C. Cervantes
P.C. Piedra del Águila
GASODUCTO CHELFORÓ-CONESA
P.C. San Antonio Oeste
P.C. Bajo del Gualicho
GASODUCTO CORDILLERANO
P.C. Dolavon
GASODUCTO GRAL. SAN MARTÍN
P.C. Garayalde
P.C. Manantiales Behr
P.C. Pico Truncado
P.C. Bosque Petrificado
P.C. Río Seco
P.C. San Julián
P.C. Piedrabuena
P.C. Moy Aike
P.C. Magallanes

For additional information regarding our property, plant and equipment, see “D. Property, Plant and Equipment” below.

We are also one of the largest processors of natural gas and one of the largest marketers of Liquids in Argentina. We operate the Cerri Complex and the associated logistics and storage facilities of Puerto Galván located in Bahía Blanca in the Province of Buenos Aires where Liquids are separated from the natural gas transported through our pipeline system and stored for delivery. Due to its strategic location within the Argentine natural gas transportation system, our Cerri Complex can process gas proceeding from the Neuquén, San Jorge and Austral basins. This provides the plant with great versatility in terms of natural gas availability, and the possibility to select the gas that is processed according to its quality (liquid contents). Revenues from our Liquids Production and Commercialization business represented 59%, 63% and 63% of our total revenues during the years ended December 31, 2023, 2022 and 2021, respectively.

We also provide midstream integral solutions related to natural gas production, from the wellhead up to the transportation systems. In addition, through our subsidiary Telcosur, we provide telecommunications services. Aggregate net revenues from our midstream and telecommunications business segment represented 20%, 12% and 10% of our total revenues during the years ended December 31, 2023, 2022 and 2021, respectively.

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

The Vaca Muerta system has two gathering pipes: the first has a length of 71 miles, a 36” diameter and a 35 MMm3/d transportation capacity (the “Northern Section”) and the second has a 22 miles extension, a 30” diameter and 25 MMm3/d transportation capacity (the “Southern Section”). The natural gas transported through this pipeline system is treated at a new conditioning plant that we built at Tratayén, Province of Neuquén with an initial capacity of 7.8 MMm3/d. This project consolidates our position as the first midstream services provider in the Vaca Muerta field and required an investment of approximately U.S.$260 million in the aggregate. On April 29, 2019, the assembly and pressurization work on the connection of the Vaca Muerta pipeline to Neuba II Gas Pipeline were completed, which led to revenues from the month of May 2019. On August 22, 2019, the SHR issued Resolution No. 491/2019, which declared this project as “critical” pursuant to Law No. 26,360. This allows us to obtain certain tax benefits from the investments in this project.

On March 2022, we executed an agreed minute with the Undersecretary of Energy, Mining and Hydrocarbons of the Province of Neuquén (Subsecretaría de Energía, Minería e Hidrocarburos de la Provincia del Neuquén) (the “Complementary Agreed Minute”) whereby the parties commit to granting us an extension of the transportation concession to build and operate the pipeline expanded North Tranche II, which will gather the off-spec natural gas production from several hydrocarbons fields located mainly in the Vaca Muerta formation (the “Expanded North Tranche II”). In August 2022, we began this work with an investment of approximately U.S.$ 48 million, this 20 miles long work will extend from the Los Toldos I Sur area to El Trapial (Vaca Muerta Norte). The pipeline has been operational since the end of July 2023.

We are currently executing additional investments that will allow us to expand our natural gas conditioning capacity and increase our role in the Vaca Muerta development.

For more information regarding our investments in Vaca Muerta area see “Item 4. Our Information—B. Business Overview—Midstream—Midstream Services.”

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

Capital expenditures

From January 1, 2021, through December 31, 2023, our aggregate capital expenditures, in Current Currency, amounted to Ps. 269,290 million. Such capital expenditures include Ps. 96,539 million related to natural gas transportation system, Ps. 21,868 million related to liquids production and commercialization activities and Ps. 150,883 million related to Midstream segment.

For the years 2023, 2022 and 2021, capital expenditures mostly include improvement to our gas transportation system and works performed for the construction and ramping-up of the Northern Section and Southern Section of the Vaca Muerta pipeline and the enhancement of Tratayén Plant and maintenance works of our natural gas pipeline system. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects”.

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

Natural gas transportation services accounted for 22%, 25% and 27% of our total revenues in the years ended December 31, 2023, 2022 and 2021, respectively. In 2023, 74% of our average daily natural gas deliveries were made under long-term firm transportation contracts. See “—Customers and Marketing” below. Natural gas firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. Almost all of our natural gas firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. During 2023, the amount of net revenues derived from natural gas firm transportation contracts was Ps. 80.983 million, representing 82% of the total revenues for the Natural Gas Transportation segment for such year. Substantially all of our remaining natural gas deliveries were made under natural gas interruptible transportation contracts entered into predominantly with four natural gas distribution companies, power plants and industrial customers. Interruptible contracts provide for the transportation of natural gas subject to available pipeline capacity. The Government has at times directed us to interrupt supply to certain customers and make deliveries to others without regard as to whether they have natural gas firm or interruptible contracts. See “Regulatory Framework—Industry Structure” below for more information.

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

As a result of the economic context and COVID, the UT sent a letter to ENARSA (in that moment Integración Energética Argentina S.A.), a company that is currently part of the Ministry of Productive Development, requesting, among other issues, the reestablishment of the economic-financial equation, readjustment of the work schedule, approval of cost redeterminations and price adjustments under the legal regime in force.

On July 9, 2021, the UT and ENARSA signed a restarting order and a restarting act of the works related to the Sunchales pipeline (the “Sunchales Work”), by means of which the work schedule was readjusted and ENARSA also assumed the commitment to manage and join efforts to guarantee the cash flow in order to avoid new impacts to the economic-financial structure of the contract of the Work, which would give rise to new requests - on the part of the UT - for the recomposition of the economic-financial equation of the contract and of the execution schedule of the Sunchales Work.

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

It will save on imports of natural gas, LNG and liquid fuels, at least U.S.$1b/year. Moreover, the country will be able to export more, especially to the bordering countries.

Also, by means of Decree No. 76/2022 dated February 11, 2022, the concession of this gas pipeline was granted to ENARSA for a term of 35 years and the trust FONDESGAS (Fondo de Desarrollo Gasífero Argentino) was created, with Integración Energética Argentina S.A.(“IEASA”) as trustee and beneficiary, and BICE (Banco de Inversión y Comercio Exterior, a public bank) as trustee. ENARSA can designate a third-party to build, operate and maintain the facility.

The construction of the NK Pipeline is vital importance for the Argentine energy development. The construction of the NK Pipeline is set to occur in two different stages:

•
By the end of August 2023, the first stage of the NK Pipeline, specifically the Tratayén-Salliqueló section, was authorized for operation. The complementary works, namely the Gasoducto Mercedes-Cardales, were authorized in the last week of November 2023, and the 29 km expansion on the final sections in our system was already enabled by late August 2023.

Currently, the installation of compressor plants is underway to increase the transportation capacity from its initial capacity of 11 MMm3/d to 21 MMm3/d, and it is expected to be completed in the first half of 2024.

We are the technical operator of the first stage of the NK Pipeline, including its two compressor plants, after ENARSA awarded us the operation and maintenance through a private tender on June 5, 2023, for a period of 5 years, extendable for up to an additional 12 months. We also serve as the technical operator of the Gasoducto Mercedes Cardales tranche, based on an agreement with a term of 5 years.

•
The second stage of the NK Pipeline will connect the San Jerónimo area in the Province of Buenos Aires and the south of the Province of Santa Fé. The total capacity will be 39 MMm3/d with a length of 746 miles. The bidding process is still pending.

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. As of December 31, 2023, our service area contains 6.3 million end users, including 4.1 million customers in the greater Buenos Aires area. Direct service to residential, commercial, industrial and electric power generation end users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: Metrogas S.A., Naturgy Argentina S.A., Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. These natural gas distribution companies serve, in the aggregate, 67% of the natural gas distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for the year ended December 31, 2023, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual deliveries (MMm3)	Volume of market served (in %)	No. of end users (in millions)	Deliveries received from us (in %)
Metrogas (1)	5.6	19	2.4	88
Camuzzi Pampeana (1)	5.8	20	1.4	96
Camuzzi Sur	4.7	16	0.8	100
Naturgy Argentina (1)	3.6	12	1.7	70
		67	6.3

(1)	Also connected to the TGN system. Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, Pampa Energía and for all other customers, as a group, as of December 31, 2023, 2022 and 2021, together with the corresponding net revenues derived from natural gas firm transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	For the years ended December 31,
	2023		2022		2021
	Average firm contracted capacity (MM3/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MM3/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MM3/d)	Net revenues (millions of pesos)

Metrogas	16.7	24,318	16.7	32,249	16.7	36,814
Camuzzi Pampeana	15.5	18,070	15.8	23,880	15.8	27,120
Naturgy Argenti	11.8	14,713	11.8	19,575	11.8	21,959
Camuzzi Sur	10.8	4,487	11.0	5,658	11.2	6,269
Pampa Energía	3.2	3,461	3.2	4,582	3.2	5,190
Others	25.1	34,003	24.5	40,623	23.9	51,283
Total	83.1	99,052	83.0	126,567	82.6	148,635

We play a leading role in the natural gas industry in Argentina and satisfy 70 direct customers and 6.3 million indirect customers for the year ended December 31, 2023.

As of December 31, 2023, the total contracted firm or “ship or pay” capacity was 83.1 MMm3/d with a weighted average life of approximately 10 years.

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily natural gas firm and interruptible transportation deliveries for 2023, 2022 and 2021:

	For the year ended December 31,
	2023	2022	2021
Firm:	Average daily deliveries (MMm3/d)	Average daily deliveries (MMm3/d)	Average daily deliveries (MMm3/d)
Metrogas	10.9	12.9	11.7
Camuzzi Pampeana	10.5	10.8	10.4
Camuzzi Sur	7.4	7.1	7.3
Naturgy Argentina	6.5	6.7	6.4
Others	14.5	15.6	15.8
Subtotal firm	49.8	53.1	51.6
Subtotal interruptible	17.0	15.5	16.7
Total	66.8	68.6	68.3
Average annual load factor (1)	80%	83%	83%
Average winter heating season load factor (1)	90%	85%	95%

(1)	Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage.

Natural gas daily average injection to the pipeline system operated by us amounted to 73.4 MMm3/d in 2023, 2% higher than 2022. It should be noted that the contribution of the Neuquén basin increased with respect to last year, while the southern basin decreased its injection.

The chart below shows the main operating data for the natural gas transportation segment.

Natural Gas Transportation System Improvements. In 2023, 2022 and 2021, we made capital expenditures aimed at the enhancement of our natural gas transportation system’s safety and reliability in the aggregate amount of Ps. 27.261 million. We operate our pipeline system and the pipeline constructed pursuant to the Gas Trust in accordance with Argentine natural gas transmission safety regulations, which are substantially similar to U.S. federal regulations. Based on the pipeline inspection reports we have received to date and the current operation of the pipeline system, we do not foresee any significant safety risks. In order to identify changes in the safety regulations that our pipeline system has to comply with, we conduct inspections for the purpose of detecting increases in the population density in the areas through which our pipeline system extends. Changes in population densities may require us to increase safety measures in certain sections of the system.

The “greater” Buenos Aires area comprises the City of Buenos Aires and its surrounding area. One end of our natural gas transportation system (the “Buenos Aires Ring”) is located in the greater Buenos Aires area, where we transfer natural gas for further delivery to major natural gas distribution companies.

System Improvements. In 2023, 2022 and 2021, our pipeline system satisfactorily met the demands generated by the winter season and the requirements of ENARGAS. To that effect, we carried out several maintenances, prevention and inspection works.

Throughout the 2023, we conducted integrity assessment tasks, such as in-line inspections along 2,559 km of pipelines and pipelines evaluations through direct assessment techniques, namely CIS surveys over 233 km and DCVG surveys over 255 km (on sections with no Scraper Traps). The purpose of these tasks is to identify, assess and control threats to pipelines integrity - such as external corrosion, geometrical defects, manufacture and/or construction anomalies, recoating failures, among others.

As part of our 2023 recoating program, we executed recoating replacements over 13 km of the pipeline system. This pipeline rehabilitation program has been the most significant of this kind ever undertaken by tgs, not only because of its economic scope but also due to the technical deployment it has entailed. We are also carrying out recoating works at three valve facilities along the San Martin Pipeline in the province of Buenos Aires.

We also conducted non –destructive tests by means of the use of magnetic particles, ultrasound and hardness measurements for the identification of anomalies in longitudinal weld seams, stress corrosion cracking (“SCC”), by means of which we were able to detect anomalies that could be mitigated through pipe replacements. These recoating works aim at mitigating the risk of external corrosion and/or SCC as well as to survey and correct any pipe anomaly that in the future may deteriorate the ducts and interrupt the service. This is how we extend the useful life of our facilities.

Also in this regard, in order to mitigate corrosive activity, we carried out filling works in reinforcement sleeves to ensure integrity in high population density areas.

Within the SCC assessment and mitigation plan, we implemented an inline inspection plan with “EMAT” technology to detect cracking, having completed the inspection of 567 km in 2023.

Departing from an analysis and planning carried out by the pipeline integrity team, we conducted an assessment campaign of 157 external corrosion and geometrical defects, anomalies in longitudinal and circumferential seams, which required immediate repairs that were executed by means of the installation of 30 pipe replacements and 21 welding reinforcements.

In addition, we assessed the integrity of 10 derivations located in the Las Heras – Pacheco pipeline section.

On the topic of cathodic protection, to mitigate the advance of corrosion and improve reliability, we kept strengthening the system with the installation of 2 new units and 10 current reinforcement lenses as well as the renewal of 4 facilities that were obsolete.

All the works mentioned above— which enable us to verify the overall condition of the facility and conduct the required adjustments for their service continuity— underline our commitment to safety and to the care of our people and the environment, all main cornerstones in our pledge to render a reliable natural gas transportation service. Being the Buenos Aires ring a high population density area and driven by our goal to minimize inherent risks in such pipeline segment, we continued with the implementation of works that mitigate third parties’ damage. Thus, we continue with the expansion of the optical fiber intruder detection system by 8 further km of pipeline, in the cities of Las Heras and Cañuelas. This work complements the one completed last year, totaling an aggregate coverage of 116 km of pipeline monitored via intruder detection systems. Likewise, in order to raise awareness among the community, we increased our facilities’ signaling and —in the areas neighboring the most sensitive sections of the system— we conducted virtual and remote damage prevention activities, such as communications via radio, media and networks for the public in general, meetings with municipalities and ground-breaking & services companies in Buenos Aires, Neuquén and Rio Negro. Also, we conducted door-to-door communication campaigns in Neuquén, Rio Negro and Bahía Blanca in the communities near the pipeline, with the aim of raising awareness regarding gas pipelines’ related risks and how to prevent them. Concerned with the safety of our people, we concluded works to adapt the grounding of 22 Cathodic Protection units, thus reducing the risk of electric shock at our facilities. In 2023, we successfully finalized the winter maintenance plan, which allows us to ensure the safe and reliable operation of pipelines.

One of the relevant matters we dealt with this year was the entrance of the NK Pipeline into tgs’ transportation system at the Saturno plant. This added around 11 MMm3/d to the final sections systems, which implied a reorganizing of the volumes distributed through the Neuba II pipeline and its own loop. Additionally, the connection of the new pipeline Mercedes – Cardales generated new dynamics in the management of incremental gases in deliveries both to the Buenos Aires distribution ring and to TGN.

Regarding technological changes, we are proceeding with the definition, development and implementation of the remote operation of compressor plants. We have made progress in the technological updating of the elements with the aim of including Saturno Plant to this new transportation system control philosophy. This is the first step towards what we refer to as our “Compressor Plants Operation Updating.”  At the Piedrabuena and Olavarría compressor plants, we completed the installation of new control systems in turbine compressors to replace the original Hispano Suiza systems. This will derive in greater operative reliability and improvements in units’ maintenance. At the Belisle plant we are moving forward with the replacement of the Foxboro control system with a new control system based on PLC. We are currently working on detail engineering and purchase of supplies for their integration.

At the Fiat and Bosque Petrificado plants we are making progress in the replacement of gas indirect heaters which will have their control systems updated. With respect to the Indirect Heater of the Fiat plant, its technology is being changed to an electric heating system.

As part of our environmental care activities, we are still working on the installation of venting systems at the Fortín Uno, Gaviotas and La Adela plants. At the Cervantes, Belisle and Chelforó plants, we are installing biodigesters as an improvement to the current sewage effluent systems.

 Works at Liquids Facilities

We conducted works aimed at extending the useful life of pressure containers and ducts, to boost their reliability, reduce risks at facilities and meet government requirements. The scope of these tasks included several unit inspections and preventive maintenance at our facilities, including the Galvan Plant dock polyducts. A further remarkable maintenance task we concluded was the replacement of the whole insulation material of the B heater, to which a new safety system was added as well.

We conducted works to improve the reliability of a steam turbine at the eco-energy plant within the execution of major maintenance works. We carried out inspections in the steam heater in line with government requirements, repaired the facilities and also executed anti-corrosive protection works in ducts and critical equipment.

Committed to the continuous and safe management of our facilities, we certified and adjusted the relief systems of 7 spheres of Planta Galván, 2 Langmar tanks and the absorbing tank in accordance with current regulations.  Pursuing our path towards client satisfaction and environmental care, we installed a new CO2 analyzer in the ethane product and we assembled an air compressor for quality certification chromatographs.  On the other hand, we started investments to mitigate technological obsolescence risks and increase our processes’ operative safety. We can highlight the following developments at the Galván Plant: civil work conditioning of the electric distribution rooms in Galvan Plant for the new transformer, acquisition of cryogenic material for the replacement of ducts in the Cooling Plant with critical indications, adaptation of Tank V1 and the new level measurement systems for spheres 1, 2 and 3. At the Cryogenic Plant, we can point out at the following projects that required a full Cerri Complex stoppage:  the removal of the original dashboard of the Cryogenic Plant control room, the finalization of the Safety Instrument System, new medium-voltage cells at the Cryogenic Plant and the revamping of the 110VCC electric distribution system.

Addressing the need to update operative technologies, we conducted works to enhance cybersecurity at the Galván Plant and the Cerri Complex. Besides, in the field of safety we conducted works on the firefighting systems, of which it is worth mentioning the new firefighting central for the Cerri Complex storage, the new firefighting devices for the Langmar plant and the technological upgrading of the CO2 tank at the Cryogenic Plant.

Works at Vaca Muerta facilities

Making headway with the expansion of the Tratayén plant —process developed through projects required to increase our Midstream services offer—, this year we installed two conditioning units with Joule Thompson technology that increase the plant’s conditioning capacity by 7 MMm3/day. We are also executing the installation of two other Propak conditioning turbine expanders modules that in the future may be converted to natural gas processing, each of which will increase conditioning capacity by 6.6 MMm3/day.  On the other hand, focused on the growth of the Vaca Muerta system, in 2023 we launched the works required to include auxiliary services such as a new gasoline stabilization plant (the third for this facility), the expansion facilities for natural gas inflows and outflows as well as the purchase of new land. As mentioned above, we completed the expansion of the Northern Vaca Muerta pipeline from Los Toldos to the Trapial field with a duct of a 20 miles length and a nominal diameter of 30 inches.

Lastly, we also participated in works for third parties, putting into service several facilities such as the Vista and Tecpetrol links to the Vaca Muerta Pipeline System.

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

For the year ended December 31, 2023, we recorded a charge of Ps.6,078 million for services rendered by Pampa Energía pursuant to the amended SATFO.

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

Before the development of Vaca Muerta area in 2013, the Argentine natural gas industry has experienced rising demand, decreased supply, and lower investment in exploration, production, transportation, and distribution of natural gas as a result of economic factors, including the economic recovery of many industries and GDP growth, and government restrictions on increases in the wellhead price of natural gas and in the transportation and distribution tariffs.

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

•
hiring of two re-gasifying liquified natural gas (“LGN”) tankers through IEASA, in Bahía Blanca (2008) and Escobar (2011), to inject natural gas into the pipeline. The tanker located at Bahía Blanca, which was retired in November 2018, was connected to our pipeline, and the tanker at Escobar is connected to TGN’s pipeline;

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

On December 20, 2019, the Argentine congress enacted Law No. 27541 (the “Solidarity Law”). The Solidarity Law establishes the restructuring of the energy tariff scheme and froze the natural gas and electricity tariffs. In addition, the Solidarity Law entitles the Argentine Executive Branch to intervene the ENARGAS. From March 17, 2020, to December 31, 2023, ENARGAS underwent intervention.

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

By means of Decree No. 892/2020, dated November 13, 2020, the Government implemented the Plan Gas.Ar and extended it through Decree No. 730/2022 until 2028. The purpose of such plan is to encourage investments in natural gas exploration and production through the implementation of prices and incentives. The plan also implements a direct contracting mechanism between (i) natural gas producers and distributors and sub-distributors (to satisfy priority demand) and (ii) Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”). Such contracting will be made taking the Point of Entry to the transportation system (“PIST” after its acronym in Spanish) as a reference, a tender procedure carried out by the SE.

According to the Plan Gas.Ar, the Argentine government may assume on a monthly basis payment of a portion of the price of natural gas in the PIST, in order to mitigate the impact of the cost of natural gas to be transferred to end users. The BCRA established mechanisms to guarantee the repatriation of direct investments and their respective returns and/or the payment of principal and interest of foreign financings, provided that such funds have been entered into to Argentina through the Argentine Foreign Exchange Market as from the entry into force of the decree and are used to finance projects under the Plan Gas.Ar.

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

On December 3, 2020 the first auction was held within the framework of the Plan Gas.Ar by means of which the government promoted to have a base of 70 MMm3/d, corresponding to the Neuquina basin 47.2 MMm3/d, to the Austral Basin 20 MMm3/d and to the Northeast Basin 2.8 MMm3/d, plus additional volumes in winter. Producers in the Neuquén Basin offered 49.35 MMm3/d. From the Austral Basin, bids totaled 18.5 MMm3/d. In other words, in total, the initiative achieved a commitment of 67.85 MMm3/d, just below the target.

On February 22, 2021, pursuant to Resolution No. 129/2021, the Secretary of Energy called for a new bidding within the framework of the Plan Gas.Ar to supply with domestic natural gas production the highest demands of the winter period. Companies submitted their bids for a volume of up to 4.5 MMm3. The weighted price of round two for the winter of 2021 was 4.731 U.S.$/MMbtu. For the winters of 2022, 2023 and 2024 the volume bid was 3.36 MMm3/day at a weighted average price of 4.73 U.S.$/MMbtu.

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

Under this round, an incremental gas project was received from CGC to increase production in the Austral basin, in its Santa Cruz and Santa Cruz Norte areas (San Jorge Gulf) with a net contribution to the system of more than 2 MMm3/d for next winter and of approximately 2.60 MMm3/d for 2024 at an average price of U.S.$ 7.40 per MMBTU.

The companies that were awarded in Rounds 4 and 5 of the Plan Gas Ar were: YPF, Shell, Pampa Energía, PAE, CGC, Pluspetrol, Tecpetrol, Total, Exxon Mobil, Petrobras, Vista and Wintershall Dea. It is important to highlight that bid were received for more than 45 MMm3/d for the filling of the President Néstor Kirchner Gas Pipeline, more than double the capacity expected to be available in early 2024. In addition, offers were obtained to cover the winter peak at a price close to U.S.$ 5/MMBTU.

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

•
The Secretary of Energy shall conduct this program, in order to guarantee the development of natural gas in the market, in accordance with the objectives set forth in Resolution 67/2022 and with the provisions of Decree No. 892/2020 (Plan Gas.Ar) and Resolution No. 1. 036/2021 of the Secretary of Energy.

Also, through Decree No. 76/2022 of February 11, 2022, the concession of this gas pipeline was granted to IEASA for a term of 35 years and the trust FONDESGAS (Fondo de Desarrollo Gasífero Argentino) was created, with IEASA as trustee and beneficiary, and Banco de Inversión y Comercio Exterior (“BICE”) as trustee.

This gas pipeline, executed by ENARSA, connects the town of Tratayén, Province of Neuquén, with the city of Salliqueló, Province of Buenos Aires (Stage I), and from there to the city of San Jerónimo, Province of Santa Fe (Stage II).

By the end of August 2023, the Stage I of the NK Pipeline, specifically the Tratayén-Salliqueló section, was authorized for operation, executed by ENARSA. The complementary works, namely the Gasoducto Mercedes-Cardales, were authorized in the last week of November 2023, and the 29 km expansion on the final sections of tgs was already enabled by late August 2023.

Currently, the installation of compressor stations is underway to increase the transport capacity of this initial section to 21 MMm3/d, and it is expected to be completed in the first half of 2024.

Meanwhile, the bidding process is pending for the Stage II, which involves constructing the pipeline section from Salliqueló to San Jerónimo in the southern Province of Santa Fe, connected to TGN) system. This phase also includes the installation of three additional compressor stations in the Tratayén–Salliqueló section, achieving a total transport capacity of 39 MMm3/d of natural gas.

We are the technical operator of the first stage of the NK Pipeline, including its two compressor plants, after ENARSA awarded it the operation and maintenance through a private tender on June 5, 2023, for a period of 5 years, extendable for up to an additional 12 months. we also serve as the technical operator of the Mercedes Cardales pipeline, based on an agreement with a term of 5 years.

The construction of the NK Pipeline and its complementary works is of vital importance for the Argentine energy development and will imply both fiscal benefits and foreign currency savings for Argentina.

The rapid decline of the Bolivian gas fields requires a quick response from Argentina to move forward with the reversion of the northern gas pipeline. This work of vital importance for the energy development of Argentina and Vaca Muerta consists of the reversion of the natural gas flow which will take gas from Vaca Muerta to the industries of Córdoba, Tucumán, La Rioja, Catamarca, Santiago del Estero, Salta and Jujuy. It will also allow the connection of homes to natural gas networks and the development at scale of new industrial activities, especially lithium mining. In addition, the reversion will have a complementary impact on the cost of electricity generation and natural gas for the region’s industries. It will also make exports to northern Chile, central Brazil and Bolivia viable and will result in an increase in the supply of natural gas in Argentina.

The commissioning of this project was scheduled for the winter of 2024, but as a result of the bids received, the national authorities decided to re-bid the project in December 2023, which will mean a delay in its start-up.

On December 16, 2023, Decree No. 55/2023 was issued, declaring a state of emergency in the national energy sector until December 31, 2024. Among other provisions, this decree intervenes in ENARGAS from January 1, 2024, and instructs the Ministry of Energy to issue the necessary rules and procedures for the establishment of market prices for the public service of natural gas transportation.

Natural Gas Demand. Natural gas consumption in Argentina has played a significant role in the energy industry in recent years, reaching more than 50% of total national energy consumption, which is greater than the comparable percentage for worldwide energy consumption. The graphic below illustrates the breakdown of natural gas consumption in Argentina in 2022 and 2023 by type of consumer:

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

The most important agreement was signed with the Bolivian government in June 2006 and amended in May 2010 and July 2012. The agreement provides for the import of natural gas from Bolivia to Argentina to be managed by IEASA to deal with the decrease in domestic natural gas production and in an effort to maintain supplies at similar levels to the previous years. During 2022, the sixth addendum to the Bolivian import contract came into force, which modifies the price formula and, due to the decline in Bolivian fields, reduces supply volumes. The seventh addendum to the gas import contract between ENARSA and YPFB (Yacimientos Petrolíferos Fiscales Bolivianos) was signed on December 30, 2022 and includes a reduction in the volume of natural gas that will be received. In October 2023, this contract was modified and as of July 31, 2024, Bolivia will no longer supply Argentina with firm natural gas.

Natural gas consumption during 2023 was 136 MMm3/d, registering a 1.8% decrease in natural gas consumption compared to the previous year (-1 MMm3/d), mainly driven by lower consumption of priority demand as a result of higher temperatures.

During the first semester of 2023, average temperatures were warmer (21.1°C) than those recorded in the same period of 2022 (18.5°C), which explains the decrease in priority demand (residential + SMEs) with respect to the previous year, registering an average decrease of 1.5 MMm3/d.

Despite a 3.9% increase in electricity demand, total electricity generation increased by 2.8% (+3.2 TWh), the difference being covered by imports mainly from Brazil. The increase in local generation is mainly explained by a recovery of hydroelectric contributions (+7.8 TWh). The higher hydroelectric contribution allowed reducing thermal generation requirements (-4.8 TWh) due to the economic need to minimize fuel imports (liquids and LNG). At the same time, there was a lower nuclear generation (-0.03 TWh) mainly due to a lower availability in Atucha 2, operational as of September, compensated by the higher contribution of the Embalse nuclear power plant. At the same time, renewable energies continue to grow, although to a lesser extent than in previous years (+1.7% vs. 2022), contributing 13.8% of total generation (117.5 TWh) to the system.

The following graph shows the monthly consumption in 2023 in MMm3/d for each of the demand sectors, compared to the total demand in 2022 (in red line).

The demand for natural gas during 2023 remained at the levels recorded in the previous year. The differences in the composition of this consumption are mainly due to the higher temperatures recorded in the winter months (May and June), where the lower consumption of the priority demand was offset by higher consumption by power plants, replacing the consumption of liquid fuels. The months with lower consumption compared to the previous year were July and October. In both cases, the lower consumption is mainly due to a lower consumption of thermal power plants due to the higher hydro and nuclear contribution compared to the previous year.

Gas Supply. There are 24 known sedimentary basins in the country, 12 of which are located entirely onshore, six of which are combined onshore/offshore and eight of which are entirely offshore. Production is concentrated in five basins: Norwest in northern Argentina, Neuquén and Cuyo in central Argentina, and San Jorge Gulf and Austral in southern Argentina. In 2023, 69% of the natural gas transported by our system originated in the Neuquina basin with the remainder coming primarily from the Austral basin and the re-gasifying LGN tanker located in Bahía Blanca.

Our pipeline system is connected to the Neuquina, Austral and San Jorge Gulf basin. We are not connected to the Cuyo or Northwest basin.

The graph below shows the evolution of gross natural gas production by basin from 2013 to 2023 in MMm3/d:

Source: Secretary of Energy

Set forth in the table below is the location of the principal natural gas producing basins by province, their proved natural gas reserves, reserve life and production as of the most recent years for which information is available:

Basin	Location by province	Proved Gas Reserves (MMm3)(1)(2)		Production (MMm3)		Reserve Life (years)(3)
		2022	2021	2023	2022	2022
Neuquina	Neuquén, Río Negro, La Pampa, Mendoza (South)	317.7	268.5	33.0	33.3	10
Austral	Tierra del Fuego, Santa Cruz (South), and offshore	78.9	78.8	9.3	9.9	8
San Jorge Gulf	Chubut, Santa Cruz (North)	33.4	36.3	4.1	4.1	8
Cuyo	Mendoza (North)	0.1	0.2	0.1	0.1	1
Northwest	Salta, Jujuy, Formosa	7.3	8.1	1.3	1.4	5
Total		437.4	391.9	48.1	48.2	8

(1)
Estimated as of December 31, 2022 and 2021, respectively. There are numerous uncertainties inherent in estimating quantities of proved natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data, and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of natural gas that ultimately will be recovered.

(2)	Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.

(3)	Weighted average reserve life for all basins, at the 2022 production levels, respectively. Source: Secretary of Energy.

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

In 2023, total natural gas production decreased 0.6% over the previous year, from 132.6 MMm3/d to 131.8 MMm3/d.

In 2023, YPF continued to be the main producer in Argentina with a 26% market share, followed by Total Austral S.A. with a 22% market share. The graph below shows the market share of the main natural gas operators in Argentina in terms of production for 2023.

Source: Secretary of Energy

The supply from Bolivia -under the agreement signed between both governments- resulted in an average of 5.5 MMm3/d, 4.9 MMm3/d less than the volume recorded in 2022. On the other hand, the import of LNG by sea, re-gasified and injected into the national natural gas transportation system at the port of Escobar and Bahía Blanca located in the Province of Buenos Aires, recorded an average contribution of 6.8 MMm3/d in 2023, 0.6 MMm3/d above the LNG contribution recorded in 2022.

The Neuquina basin has the largest total natural gas injection, while the remaining basins continue with their natural decline (even Bolivia is also in the process of decline), which made the construction of a third trunk pipeline imperative to evacuate the incremental gas associated with the development of reserves in the Neuquina basin.

In recent years, there have been no requests from potential parties interested in contracting additional capacity, mainly due to the lack of gas and the gradual declines of conventional fields, especially from the reception areas of Tierra del Fuego, Santa Cruz and Chubut. This situation was not the same with respect to the Neuquina basin where the natural gas from the unconventional fields of Vaca Muerta, as from the Plan Gas.Ar, has boosted production in that region, completing the transportation capacity from that basin, making necessary and essential the expansion of the gas pipeline system that allows exploiting the energy potential available in Vaca Muerta.

Thus, by the end of August 2023 the first stage of the NK Pipeline (Tratayén- Salliqueló section), which was executed by ENARSA, was enabled. Its complementary works, namely, the Mercedes - Cardales gas pipeline was enabled in the last week of November 2023 and the extension of 29 km over the final sections of our pipeline was already enabled by the end of August 2023.

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

According to the Argentina gas and power market outlook of June 2022, prepared by the consulting firm Wood Mackenzie, the Neuquina Basin, hand in hand with Vaca Muerta, has a really significant development potential. The development scenarios depend on the assumptions considered in relation to the production stimulus programs such as the Plan Gas.Ar, as well as the existence of demand and projected transportation infrastructure. Based on these scenarios, the natural gas production projection for the Neuquina Basin by 2040 could reach levels in the order of 150 million cubic meters per day for the base case or in the order of 200 million cubic meters per day for the higher development case, which assumes a faster development of transportation infrastructure (pipelines) and access to export markets.

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

During 2023, natural gas production in the Neuquén Basin increased by 1.1% with respect to 2022, while natural gas production in the remaining Basins declined.

In December 2023, natural gas production in Vaca Muerta decreased 13% with respect November 2023 and increased 3.3% with respect to December 2022. In turn, it was 16.7% year-to-year higher during the last twelve months. Vaca Muerta represents 44.2% of the total gas produced in Argentina in 2023. In this case, the four most important operators are YPF, Tecpetrol, Total Austral and PAE.

The TGN system also accesses the Neuquina basin. Of the transported natural gas coming from the Neuquina basin, approximately 62% was transported by us and approximately 39% by TGN for the year ended December 31, 2023.

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

In 2022, Total Austral announced the investment of U.S.$ 700 million in Tierra del Fuego for offshore development (Fenix Project). The project involves the installation of an offshore platform and the construction of 22 miles of subsea pipelines to connect to Vega Pléyade, whose production is in decline. Expected production from the field is approximately 10 MMm3/d. This volume would represent about 8% of the country’s production. The project is expected to be operational in 2025.

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

ENARGAS, which was established by the Natural Gas Law, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Law, the applicable regulations and the licenses of the privatized companies. Under the provisions of the Natural Gas Law, ENARGAS is required to be governed by a board of directors composed of five full-time directors appointed by the Executive Branch subject to confirmation by the Argentine Congress. However, from 2004 to 2007, ENARGAS was governed by three directors who were not confirmed by the Argentine Congress, and, since 2007 until January 2018, ENARGAS has been administered by an intervention inspector appointed by the Executive Branch. On January 31, 2018, the Executive Branch appointed a President for ENARGAS for a five-year term, thereby concluding the intervention period.  However, the Solidarity Law established a new intervention of ENARGAS. Thus, from March 17, 2020, to December 31, 2023, ENARGAS underwent intervention. On December 16, 2023, Decree No. 55/2023 was issued, declaring a state of emergency in the national energy sector until December 31, 2024. Among other provisions, this decree intervenes in ENARGAS from January 1, 2024, and instructs the Ministry of Energy to issue the necessary rules and procedures for the establishment of market prices for the public service of natural gas transportation.

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

In September 2023, we submitted a request to ENARGAS for a 10-year extension of the natural gas transportation License, which is set to expire in December 2027. This request will need to be reviewed and addressed by the government authorities.

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

No tariff increases have been received between May 1, 2019 and February 28, 2022. On February 1, 2022, ENARGAS provided us with a proposal for a Transitional Renegotiation Agreement (the “2022 Transition Agreement”), which was approved by our Board of Directors on February 2, 2022 and by the different governmental agencies on February 18, 2022. Such agreement was ratified by the PEN through Decree No. 91/2022, effective as of February 23, 2022, which provides a transitional tariff increase of 60% as of March 1, 2022 (the “RTT 2022”).

On February 25, 2022, Resolution No. 60/2022 of ENARGAS put into effect as from March 1, 2022 the new tariff charts that contemplate the RTT 2022.

On March 16, 2023, our Board of Directors approved the proposed addendum to the renegotiation transitory agreement (the “2023 Transition Agreement”) sent by ENARGAS. The 2023 Transition Agreement was ratified by the Executive Branch through Decree No. 250/2023 on April 29, 2023. Previously, on April 27, 2023, ENARGAS issued Resolution No. 186/2023, through which the new applicable tariff schedules were published.

The following table shows the transport firm and interruptible applicable rates of tgs effective as of April 29, 2023 after the issuance of Resolution 186:

Since April 29, 2023
		Firm	Interruptible
Rate Zones		Reservation Charge(1) (Ps. m3/d)	Minimum Charge(2) (Ps.1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	8.315249	277.171887	0.49
	Santa Cruz Sur	16.768003	558.939252	0.98
	Chubut Sur	42.772745	1425.759389	3.38
	Buenos Aires Sur	50.392208	1679.739807	5.60
	Bahía Blanca	77.188931	2572.964004	8.40
	La Pampa Norte	76.915238	2563.839383	8.60
	Buenos Aires	90.311863	3010.395065	10.35
	Greater Buenos Aires	101.329878	3377.663546	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	8.427381	280.910395	0.49
	Chubut Sur	34.394621	1146.486906	2.89
	Buenos Aires Sur	42.030372	1401.011171	5.11
	Bahía Blanca	68.966075	2298.868244	7.91
	La Pampa Norte	68.953695	2298.454371	8.11
	Buenos Aires	82.131962	2737.730366	9.86
	Greater Buenos Aires	93.183864	3106.131684	10.78
From Chubut to:	Chubut Sur	8.358063	278.600613	0.49
	Buenos Aires Sur	15.671532	522.375996	2.71
	Bahía Blanca	41.790315	1393.002733	5.51
	La Pampa Norte	43.879830	1462.652751	5.71
	Buenos Aires	54.327300	1810.903380	7.46
	Greater Buenos Aires	64.774769	2159.154009	8.38
From Neuquén to:	Neuquén	7.426712	254.629040	0.49
	Bahía Blanca	36.072432	1202.060580	2.80
	La Pampa Norte	38.853974	1294.785279	3.15
	Buenos Aires	48.852535	1628.064988	3.91
	Greater Buenos Aires	59.837376	1998.143398	4.86
From Bahía Blanca to:	Bahía Blanca	8.358028	278.600655	0.49
	La Pampa Norte	2.089507	69.650001	0.20
	Buenos Aires	12.536930	417.900659	1.95
	Greater Buenos Aires	22.984463	766.151315	2.87
(1)	Monthly charge for every cubic meter per day of reserved transportation capacity.

(2)	Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.

(3)
Maximum percentage of total transported gas that customers are required to replace in-kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.

Note: The gross receipts tax is not included in such transportation rates.

Source: ENARGAS Resolution 60.

In addition to the tariffs above, we are entitled to a CAU (Access and Use Charge). Since its inception in 2005, the CAU was increased, by 73.2% on May 1, 2015, and by 200.1% on April 1, 2016, by ENARGAS. We received an additional 50% and 19.7% increase in the CAU on April 1, 2018, and October 1, 2018, respectively. In 2023, we recognized revenues of Ps. 3,245 million as a result of the CAU. The first installment of the tariff increase granted by Resolution 4362 did not include any adjustment of the CAU. The 2023 Transition Agreement increase 95% on the Access and Use Charge. Given the permanent increase of operational and maintenance costs throughout the years, which might exceed the amount of the CAU, we filed a claim against the Government to obtain the adjustment of the values and ensure a fair compensation for the service it renders. Resolution 112 increased the CAU by 675% as of April 3, 2024. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.”

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

Resolution 74 Tariff Increases

On March 30, 2017, we entered into the Integral Renegotiation Agreement (the “2017 Integral Agreement”) and the related agreement signed on March 30, 2017 between tgs and the Government (the “2017 Transitional Agreement”). On the same day and consistent with the 2017 Transitional Agreement, the Ministry of Energy enacted Resolution 74, which increased the price of the natural gas consumed by power plants starting on April 1, 2017 and ENARGAS issued Resolution 4362 by which a new transitional tariff schedule applicable to us determined a total tariff increase of 214.2% and 37%, on the tariff of the natural gas transportation service and the CAU, respectively. Pursuant to Resolution 4362, we were required to execute the Five-Year Plan. In addition, Resolution 4362 contemplates a non-automatic semiannual adjustment mechanism for the natural gas transportation tariff and the CAU to reflect changes in WPI, which must be approved by ENARGAS evaluating the evolution of the economic circumstances.

However, Resolution 74 provided for a limitation on the full effectiveness of the tariff increase arising from the RTI process until the approvals of the 2017 Integral Agreement were completed. This meant that the tariff increase was granted in three stages on April 1, 2017 (granted 64,2% increase in natural gas transportation and no increase in CAU), December 1, 2017 (granted 80.8% increase on natural gas transportation and 29,7% increase in CAU) and April 1, 2018 (granted 50% increase in natural gas transportation and CAU). This staged increase is structured to provide the same economic benefits to us as if the increases had been fully effective since April 1, 2018.

On March 27, 2018, through Decree 250, the Executive Branch ratified the 2017 Integral Agreement, following the approval of several governmental authorities, including the Argentine Congress. Decree 250 concluded the RTI process and terminated the 2017 Transitional Agreement, representing the final renegotiation of our License with the Government after 17 years of negotiations. As a result of the foregoing, (i) we were entitled to the final tariff increase contemplated in Resolution 4362, and (ii) we and our current and former shareholders withdrew any claim against the Government related to our business resulting from the Public Emergency Law on June 26, 2018.

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

On September 28, 2018, ENARGAS issued Resolution No. 265/2018, which provided an increase of 19.67% over the tariff for the natural gas transport service. This increase came into effect on October 1, 2018.

On March, 29 2019, ENARGAS issued Resolution No. 192/2019, which provided an increase of 26% over the tariff for the natural gas transport service. This increase came into effect on April 1, 2019 and was calculated considering the WPI for the period August 2018–February 2019.

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

On March 15, 2023, ENARGAS submitted a proposal to us for an addendum to the RTI.

On March 16, 2023, our Board of Directors approved the 2023 Transition Agreement sent by ENARGAS. This addendum was subsequently ratified by PEN through Decree No. 250/2023 of April 29, 2023. Previously, on April 27, 2023, ENARGAS issued Resolution No. 186/2023 which published the new tariff tables in force.

The 2023 Transition Agreement has conditions similar to the 2022 Transition Agreement. The 2023 Transition Agreement includes:

-	As of April 29, 2023 a transitional tariff increase of 95% on the natural gas transportation tariff and the Access and Use Charge.

-
During its term, we may in no case distribute dividends or cancel in advance directly or indirectly financial and commercial debts contracted with shareholders, acquire other companies or grant credits (unless the credits benefit users or are granted to contractors who do not qualify as users). If we understand it is appropriate to distribute dividends, it must require authorization from the Ministry of Economy. For its part, in the event that we understand it is appropriate to cancel in advance directly or indirectly financial and commercial debts contracted with shareholders, acquire other companies or grant credits, it shall require authorization from ENARGAS.

On December 14, 2023, through Resolution No. 704/2023, ENARGAS convened a public hearing scheduled for January 8, 2024. On February 9, 2024, ENARGAS issued Resolution No. 52/2024 which declared that the public hearing was declared valid.

As a result of this hearing, on March 26, 2024, we entered the 2024’s Transitional Agreement with the ENARGAS, which provides for a transitional adjustment of 675% in natural gas transportation tariffs. This tariff increase came into effect on April 3, 2024, after Resolution No. 112/2024 (the “Resolution 112”) issued by the ENARGAS was published in the Official Gazette. According to Resolution 112, as from May 2024 and until the RTI process is completed, tariffs are adjusted monthly by a composite index (the “Transitional Adjustment Index”) as follows:

-	47% by the Wage Index - Registered Private Sector published by INDEC,

-	27.2% IPIM, and

-	25.8% Construction Cost Index in Greater Buenos Aires - Materials chapter published by INDEC.

To this end, ENARGAS will issue the corresponding monthly resolution adjusting the tariff charts to be applied.

In addition, Resolution 112 provides that during 2024 we must execute an investment plan in the amount of Ps. 27,690 million (adjustable by the Transitional Adjustment Index). As of the date of this Annual Report, we have submitted such investment plan, which is in the process of execution.

On December 16, 2023, Decree No. 55/2023 was issued, declaring a state of emergency in the national energy sector until December 31, 2024. Among other provisions, this decree: (i) extends the validity of Decree 1020, (ii) initiates the RTI process, (iii) intervenes in ENARGAS from January 1, 2024, and (iv) instructs the Ministry of Energy to issue the necessary rules and procedures for the establishment of market prices for the public service of natural gas transportation.

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

Environment

Environmental matters of the natural gas transportation business are governed by Argentine natural gas rule 153 issued by ENARGAS, which sets the guidelines for the implementation of an environmental management system and for the obligation to evaluate the environmental impact of projects.

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

In 2008 and 2010, the Government, through ENARSA, completed the construction of two natural gas regasification ports in Bahía Blanca and Escobar, province of Buenos Aires, which are intended to supplement the natural gas supply deficit. In order to supply the peak demand in winter, YPF and ENARSA launched a process tender for the acquisition of a LGN regasification vessel in Bahía Blanca as has been carried out in the past. Finally, the Ministry of Energy announced Excelerate as the winner of the aforementioned tender.

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

The works will be carried out by ENARSA, which will be able to do it by itself or through third parties, with priority to YPF. In the event that for the execution of the works the ES opens a call for bids, we will evaluate the convenience of participating in the provision of the operation and maintenance service.

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

LIQUIDS PRODUCTION AND COMMERCIALIZATION

Our Liquids production and commercialization activities are conducted at our Cerri Complex, which is located near the city of Bahía Blanca in the Province of Buenos Aires. In the Cerri Complex, ethane, LPG and natural gasoline are extracted from natural gas, which arrives through our three main pipelines from the Neuquina, San Jorge Gulf and Austral natural gas basins.

We own the Liquids obtained at our Cerri Complex. We purchase natural gas in order to replace thermal units consumed in the Liquids production process. These natural gas purchases are negotiated with certain natural gas distributors, traders and producers. The results of our Liquids Production and Commercialization segment are subject to risks associated with commodity price changes.

During 2023, 2022 and 2021, all of our Liquid sales were on our own account. Our sales of Liquids in the domestic market are regulated through the Households with Bottles Program (as defined below) of the Ministry of Energy in order to guarantee the supply at reasonable prices. For more information, see “—Regulation—Domestic market” below.

Liquids production in 2023 reached 1,134,297 tons, an increase of 11,658 tons or 1%, with respect to Liquids production in 2022. During 2023, there were no production restrictions during the winter period. With respect to gas arriving at the Cerri Complex for processing, there was a slight increase with respect to 2022, mainly as a result of the increase in arrivals from the Neuquina basin, partially offset by the decrease in gas arrivals from the Austral account.

In 2023, we were the second ethane producer behind MEGA, and our market share increased to more than 40% of the total ethane produced in Argentina in that year. The graphs below show our share in total propane and butane production in Argentina during 2023:

During 2023, propane and butane deliveries to the export market were operated on a spot basis, capturing opportunities associated with different market niches, which allowed for a considerable increase in the individual fixed premiums of each operation. We also continue to advance its positioning in the Brazilian market by maintaining direct maritime exports (without intermediaries) to Brazilian LPG distributors, which began in 2021.

With respect to the export of natural gasoline, during 2023 and until February 2024, such gasoline was commercialized through a contract entered with Trafigura Pte Ltd. at the international price less a discount. As of the date of issuance of this Report, a new contract with Trafigura Pte Ltd. was entered into for a term until February 2026. This contract improves the conditions of the contract in force during 2023.

For additional information regarding Liquids price evolution during the years 2023 and 2022 see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Truck exports to neighboring countries have also grown. The countries with which we operate under this scheme are Chile, Paraguay and Brazil. Although volumes exported using this modality are much lower than exports by sea, they allow us to obtain a larger profit margin.

During 2023, we continued to market LPG through the land mode, dispatching approximately 15,518 trucks (379,544 tons) of own product, compared to approximately 16,156 trucks (390,914 tons) of own product dispatched during 2022.

Our entire ethane production is sold to PBB through a long-term agreement signed on September 6, 2018. This agreement will expire on December 27, 2027, and includes, among other conditions, TOP and DOP commitments for minimum annual per year, which is lower than the TOP quantities included in the 2015 ethane agreement with PBB. If either of the parties does not comply with the TOP or DOP conditions, as applicable, that party is required to compensate the other party for the breach of the minimum annual quantities’ commitment. Pursuant to the current contract with PBB, in case of a default by PBB with respect to its TOP commitments, PBB will be required to compensate us.

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

Our Liquids Production and Commercialization segment has increased as a percentage of our total revenues from 19.0% in 2001 to 59% in 2023, as a consequence of the adverse change in the regulated Natural Gas Transportation segment, and the increases in the international prices of LPG and natural gasoline, which generated higher revenues primarily from exports.

In 2023, our export revenues from the Liquids Production and Commercialization segment were Ps. 95,390 million and represented 21% of our total revenues and 36% of our liquids production and commercialization revenues. Additionally, the total volume of sales from Liquids was 1,129,186 tons, and the volume of sales from Liquids exports was 360,381 tons, representing 32% of our total liquids sales volumes.

The annual sales of our Cerri Complex for 2023, 2022 and 2021 in tons were as follows:

	2023	2022	2021
Ethane	394,370	329,232	353,078
Propane	369,683	410,563	383,085
Butane	235,861	263,932	267,579
Natural Gasoline	129,272	125,277	115,677
Total	1,129,186	1,129,004	1,119,419

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

In 2022 the price of the products contributed to this program were increased by Resolutions No. 270/2022, 809/2022 and 861/2022. Back in December 2022, the price per ton of butane and for propane was Ps. 26,800.8. During 2023 the price has increased. For more information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Liquids Production and Commercialization Segment—.”

Currently, according to Note 2024-02975754 APN-DGL#MEC, dated January 9th, 2024, the Price per ton of butane and propane that we receive under such Program was set at Ps 137,838.

The Households with Bottles Program requires us to produce, under certain circumstances, and market the LPG volumes required by the Ministry of Energy at prices significantly below the market. This requirement might prevent us from covering production costs, even after giving effect to the subsidy payments that we receive in the past under the agreement, creating a negative operating margin. We have initiated several actions with the Government in order to enjoin the requirement that we sell products with negative operating margins for an extended period. On June 3, 2015, we filed a motion for reconsideration regarding the volumes of LPG that we were required to provide in 2015 under the Households with Bottles Program. In addition, on August 18, 2015, we filed a lawsuit to overturn Resolutions No. 49/15 and 70/15 which implemented the Households with Bottles Program and required us to sell products below their international reference prices.

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

Since the Propane for Networks Agreement was signed between the Government and producers of LPG, including us, in 2003, we have complied with our commitments under that agreement. Pursuant to the Propane for Networks Agreement, which has been extended several times, the Ministry of Energy fixed prices and procedures by which it compensates participating companies. The compensation received is calculated as the difference between the sales price established for the domestic market and the LPG export parity price published monthly by the Ministry of Energy. The compensation is calculated on a monthly basis. According to the Propane for Networks Agreements in effect during the year 2023, the Secretary of Energy committed to pay the compensation through fiscal credit certificates which could be used to cancel export duties payable from hydrocarbon exports. Not until very recently, on April 10, 2024, the Fiscal Agency (AFIP) issued Resolution N° 5498 establishing the procedure which enables to apply the fiscal credit certificates accrued during the year 2023 under the Networks Agreement to cancel export duties payable from hydrocarbon exports.

The Propane for Networks Agreement, which served as a framework for the marketing of the products stipulated therein, has been extended several times.The latest extension has been in force until December 31, 2023. However, on February 15th, 2024, through Note NO-2024-16352944-APN-SE#MEC from the current Secretary of Energy we were instructed to continue providing to the domestic market undiluted propane until a new Propane for Networks Agreement enter into effect. We are not yet aware of the terms and conditions the Secretary of Energy will propose for the extension or execution of a new Propane for Networks Agreement during the year 2024. On March 27, 2024, the Secretary of Energy updated the price we receive for deliveries of undiluted propane from the distribution companies and fixed it in 25% of the export parity price published by the Secretary of Energy in effect the 20th day of the month prior to the approval of the new tariffs defined by the ENARGAS for each distribution company. On April 3, 2024 such new tariffs were published in the Official Gazette and, therefore, since such date the new price for undilute propane applies.

The Government compensates us for our participation in the Propane for Networks Agreement. During 2023, these collections have suffered significant delays. As of December 31, 2023, we had Ps. 4,676 million in receivables as fiscal against the Government in connection with the Propane for Networks Agreement, which we will commence shortly to use them to compensate the export duties payable for our exports.

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

During fiscal year ended December 31, 2023, the withholding tax rate reached the maximum amount of 8%.

During 2023 and in order to encourage gas and oil exports, on October 3, 2023, the Energy Secretariat issued Resolution No. 808/2023 by which hydrocarbon exporters are included within the Export Increase Program created by Decree No. 576/22. According to this program, it is allowed to settle a proportion of exports at a different exchange rate than “blue chip swap” (between 20% and 30% depending on the period in which the settlement was made), and the remainder must be paid at the official exchange rate. At the date of issuance of this Annual Report, the proportion that may be settled by “blue chip swap” amounts to 20%.

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

MIDSTREAM

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

Furthermore, we aim to have a leading role in the development of Argentina’s energy sector. For this reason, we developed a gas gathering network in the Southern Section and Northern Section in the Vaca Muerta fields. To make these investments viable, we executed agreements with various natural gas producers and contracted natural gas treatment services for a period of 10 years.

The total original investment in both the Northern Section and the Southern Section of the pipeline gathering system and the natural gas conditioning plant located at the ending point of both sections was U.S.$260 million. The 91 miles gathering pipeline formed by the Northern and Southern Sections gather and transport the natural gas production of several hydrocarbon areas within the Vaca Muerta play. The natural gas pipelines have a total transportation capacity of 60 MMm3/d and the conditioning plant (called Tratayén Plant), originally had a capacity of 6 MMm3/d of natural gas.

This project will continue to improve the profitability of the investment made by us and generate business opportunities by providing security in the evacuation of natural gas volumes, such as the ones committed by producers under the Plan Gas.Ar.

As a consequence of the increase in natural gas production levels registered in the Neuquén basin, we have recorded increasing levels of utilization of our midstream facilities; this is mainly evident in the Vaca Muerta System, which started 2021 gathering and treating flows of around 3.5 MM3/d at the Tratayén Plant and ended year 2023 with flows of around 20 MM3/d. To cope with this flow growth several expansion projects were carried out at the Tratayén Plant:

•
In year 2020 the first expansion project was approved, increasing the plant total gas conditioning capacity up to 7.7MM m3/d. These works, completed in September 2021, involved the installation of a new slug catcher and a new stabilizing column.

•
In year 2021 the installation of two Joule Thomson gas conditioning plants was approved. These works, finalized in 2023, increased total gas conditioning capacity to 14.5MM m3/d. This project involved an estimated investment of U.S.$36 million.

•
The third expansion stage, currently under construction stage and planned to achieve commercial operation during year 2024, consists of the installation of two gas processing plants (6.6MM m3/d capacity each, cryogenic technology in both cases). These two plants will be operated in gas conditioning mode until conditions make possible to develop a gas processing project in Tratayén Plant. With the addition of these plants the total gas condition capacity will grow up to 28MM m3/d. Total estimated investment for this expansion is U.S.$320 million.

Additionally, in August 2023 the construction work to extend the gas pipeline gathering network of the Vaca Muerta System was completed. With an investment of approximately U.S.$ 48 million, this 32 kms long pipeline extends from the Los Toldos I Sur area to El Trapial (Vaca Muerta Northern Section); the commissioning of this pipeline enables the current configuration of our intake system, with a total length of 183 km.

This effort was accompanied by the negotiation and closing of new service contracts (transportation and conditioning) with Tecpetrol, Pluspetrol, Vista, YPF, Pampa Energía and Chevron.

As for the Río Neuquén Plant, year 2023 showed steady levels of incoming natural gas flows which contributed to maintain the solid financial performance of this operation. According to conversations with YPF (main client for this operation) there might be growth opportunities for this plant in the near future; it will depend on tgs’ ability to provide competitive plant expansion solutions that allow YPF to increase gas inflows, the opportunity to capture and capitalize this opportunity.

Plaza Huincul operations matched our forecasts in terms of incoming gas flows and financial performance. We don´t foresee substantial growth opportunities for this plant in the near future.

Finally, during the year 2023, tgs INTEGRA was launched. This brand groups all the services that tgs offers to the market based on the human resources and tools with which it supports the management of its own assets: from the execution of minor works and pipeline repair works to laboratory works such as meter calibration and analysis of hydrocarbon samples, including the operation and maintenance of pipelines and plants, project management, facility inertization services, pipeline integrity studies, etc.

tgs has been providing all these services for a long time and, in view of the growth that the demand for these services has been experiencing, they have been grouped into a business line with its own identity to enhance its development in the market. Thus, in 2023 tgs INTEGRA was born and launched both internally and externally.

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

With respect to the telecommunications services provided by Telcosur, during the year 2023, agreements were reached that allowed increasing the capacity sold and consolidating the Company’s operations.

In line with the strategy of consolidating the business in the medium and long-term, Telcosur reached agreements with new customers and was able to expand or renew existing agreements. Telcosur’s strategy is focused on being a service provider in Vaca Muerta, taking advantage of its infrastructure and know-how in the industry. It is in this sense that among its main clients are the main oil and gas producers in the area as well as other telecommunications companies that provide services to them.

New technologies

Progress was made with “IoT” radio bases to expand Telcosur’s portfolio of services provided to its customers. Augmented reality and drone services were added to Telcosur’s service portfolio, making progress with the development of digital twins for antenna support masts and an innovative system for monitoring the verticalization of antenna support structures. A predictive system for monitoring data networks was implemented, which allowed Telcosur to advance in the early detection of network events and to act proactively to benefit customer service.

C. Organizational Structure

The following is a summary diagram of our subsidiaries (Telcosur and CTG) and affiliates as of December 31, 2023, including information about ownership and location:

D. Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. We render natural gas transportation service through a pipeline system that is 5,746 miles long, of which 4,768 miles operated under the License on an exclusive basis. We manage the transportation of natural gas over the remainder of the system under management agreements with the Gas Trust, which owns the remaining portions of the pipeline. The system consists primarily of large diameter, high-pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 853-996 pound/square inch. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

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

We transport natural gas through four major pipeline segments: General San Martín, Neuba I Gas Pipeline, Neuba II Gas Pipeline and Loop Sur Gas Pipeline, as well as several smaller natural gas pipelines. Information with respect to certain aspects of our main natural gas pipelines as of December 31, 2023, is set out in the table below:

Major Pipeline	Length (miles)	Diameter (inches)	Maximum Pressure (pound/inch)	Compressor Units	Operative Compressor Plants	HP Output
General San Martín	2,853	24/30	853/995	59	17	520,800
Neuba I/Loop Sur	732	24/30	853	11	6	57,800
Neuba II	1,235	30/36	975/995	21	7	194,000
Other (1)	926	Various	Various	6	3	7,500
Total	5,746			97	33	780,100

(1)	Includes 247 miles of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 274 miles, and the Chelforó-Conesa pipeline and other minor pipelines.

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

With the commissioning of the conditioning train installed in the Tratayén Treatment Plant and with the completion of the work to connect said plant to the Central West Gas Pipeline, belonging to the TGN transportation system, we concluded the works that comprise the Vaca Muerta system, which has been operating since 2019, totaling an investment of U.S.$260 million. This system, which includes two gas capture pipelines and the aforementioned plant in Tratayén will be of vital importance for the development of the Vaca Muerta natural gas reserves.

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

In 2023 we continue to work on the ESG Strategic Plan (Environmental, Social and Governance) in which we prioritize these three thematic axes and lines of action that will guide our purpose in this area. Focused on our mission and the role we seek to play in the communities where we do business, the general objectives of our ESG Plan are as follows:

Environment

In 2023 we are working on the strategic environmental plan (2022 - 2026) in which we integrate the environment in all phases of business processes, from strategic decision making to risk and opportunity management, planning, design and execution of activities. This plan comprises the following strategic axes and action plans and programs:

Climate change mitigation and adaptation

Our strategic environmental plan includes the goal of reducing methane emissions by 50% by 2030 (taking as a base year the emissions generated in 2021). With this in mind, we have implemented a comprehensive emissions action plan that includes the investments, improvements and best practices necessary to achieve this goal. To this end, we implemented the following actions:

To optimize the emissions inventory, we conducted a gap analysis of our inventory with the ISO 14064-1 standard (Carbon Footprint Management System). In addition, progress was made in quantifying leaks. To this end, a database was created with the points detected in 2022 and 2023. Quantification tests were also carried out to determine the measurement method. We are currently evaluating different proposals that will allow leak detection with existing innovative technology.

Progress was also made with the plan to incorporate Scope 3 emissions into our emissions inventory (emissions that come from the value chain and are not under its control). To this end, all possible potential sources of indirect emissions were identified and then weighted according to selected criteria to determine a progressive incorporation strategy.

Incorporation of technology to monitor those contributions not detected so far, in order to add them to the preventive maintenance program.

We carried out tasks of detection and planning for the elimination of currents that contribute gases to flares in normal operating conditions in the Cerri Complex and plants of the Midstream segment.

We disseminated the work programs of good practices that contribute to the reduction of emissions and energy efficiency.

We prepared a 5-year plan aimed at incorporating technology and equipment that can reduce emissions.

We systematize the impact analysis on the emissions inventory of new projects and improvements to ensure that they comply with the Company’s emissions reduction strategy from the outset.

We highlight that we are currently in the process of contracting a study to identify the physical risks related to climate change throughout the company, using scenario analysis tools (modeling) with historical climate data, in line with the standards applicable to the subject.

With regard to energy, during 2023, we prepared the energy matrix, which prepares us to establish the energy efficiency goal. In addition, in 2024 we will move forward with the implementation of the Energy Management System according to ISO 50001.In the pillar of mitigation and adaptation to climate change, we also worked on forestation and biodiversity care actions, highlighting our commitment to these issues. To this end, 3 axes were proposed:

- Forestation Policy: with the main objective of mitigating greenhouse gas emissions and promoting ecosystem services. This policy seeks to define the guidelines for the restoration and conservation of trees in the company’s facilities.

- Sustainable and conscious afforestation plan: as a result of our afforestation policy, we conducted a diagnosis and inventory of species at each facility, in which we defined and designed our afforestation/reforestation plan.

- Biodiversity: through this analysis we seek to identify protected areas and species with conservation value existing in the provinces reached by our businesses, in order to monitor them and promote the conservation of natural ecosystems in the sites where we operate.

Proactive environmental leadership

We have continued to work with the leaders of the facilities so that they can continue to deepen their role in environmental management. In addition, we conducted training on the strategic plan, to disseminate it and promote actions.

As every year, we have carried out multiple environmental communication actions that are linked to the calendar of environmental anniversaries, which included talks on topics of interest, trivia and a lot of information on the initiatives that are being carried out.

We made environmental training and consultation material available to all personnel through the tgs CAMPUS.

We held a series of talks on World Environment Day (June 5), with presentations by renowned specialists on the four selected topics:

- the effects of climate change on business management;

- the ecosystem services of forestry:

- the importance of water management or water footprint;

- energy efficiency, energy transition and renewable energies.

It was an opportunity to learn and deepen our understanding of these topics and also to explain how we have been working in tgs. 600 people participated in the cycle and the recordings of the conferences were uploaded to the tgs CAMPUS for anyone who wished to see them.

In 2023, we set out to develop the basis and conditions for an Excellence Program for our facilities, with the goal of launching it in 2024. It will be a program that will seek to distinguish tgs facilities that carry out environmental management with prominence.

Circularity of processes and consumption

Water resource management

We continued to achieve the goal set in our ESG Plan, whereby we proposed to recover 80% of sewage effluents for irrigation by 2025. This year we made progress with the plan to incorporate biodigesters in the Río Negro facilities, in order to replace the existing absorbent wells.

This year we are moving forward with the quantification of our direct water footprint in order to achieve a more efficient management of this limited natural resource. This indicator is a first step towards generating efficient improvements in water management and raising awareness of our water consumption and water use.

Waste management

The goal we set in our ESG Strategic Plan to achieve a recycling rate of more than 50% by 2026 was the guide for us to carry out multiple actions to minimize the waste generated. In this sense, our management implied carrying out several awareness and training campaigns that allowed us to carry out depapelization actions, reduction of single-use plastics, registration of new waste operators, disposal of unused electrical appliances, among others.

Social

We closed a growth and expansion year that witnessed great achievements and brought us many acknowledgements. Our talent attraction strategy is based on positioning tgs brand both in the oil & gas industry and other markets, seeking to attract the best talent. This year we added further and renewed proposals of agreements with universities and participation in exhibitions and employment fairs in our country.

Driven by our purpose of developing a sustainable business, we place a strong focus on our neighboring communities, generating local employment. To that end, we participated in supervised professional practices for high schools, aiming at strengthening the bond between companies and educational institutions. We also conduct employability workshops that target the students of the last years of technical schools in the provinces of Buenos Aires and Neuquén, to provide them with tools to get higher quality jobs.

We develop a healthy and challenging work environment, and we watch over the integral wellbeing of our people. We have been one of the greatest places to work in Argentina for over 10 years, as certified by the global firm Great Place to Work.

Changes in the social context gave rise to the need of addressing diversity, inclusion and free of violence spaces.This year we set up the Committee of Diversity and Inclusion, which raised awareness of the topic throughout the whole organization. We started with the design of an activity under the framework of Women’s Month and later a parenting workshop. After that, we conducted two awareness meetings on topics related to diversity, inclusion, violence, discrimination and harassment at the workplace with the participation of our Management Committee, Human Resources and Institutional Relations. These are clear steps towards organizational changes leading to actual inclusion.

This approach to diversity and inclusion started with an overall diagnosis conducted in the year 2022, along with an action plan focused on the development of inclusive spaces, free from violence. As we have outlined in our ESG Strategic Plan, we keep performing actions that turn us into a more diverse company. For instance, we have promoted women to positions commonly held by men as shift supervisors, gas dispatch operators, plant leaders and truck load operators. On the other hand, we are in the process of developing the protocols for dealing with cases of violence and harassment.

For information regarding our employees and its geographical distribution see “Item 6. D. Employees.”

Governance

In May 2023, we presented our Sustainability Report 2022, which brings together the environmental, social and economic indicators of its management, based on the prioritization of the Sustainable Development Goals (SDGs), in line with the principles established by the United Nations. The 2022 Sustainability Report uses the sustainability guidelines of reference worldwide, such as the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB).

On the other hand, in 2023 risk management was included as a key issue in the ESG Strategic Plan defined by us, aiming to implement the respective action plan during 2023.

Insurance

We maintain insurance, subject to deductibles, against third-party liability for damage to all of our facilities used in the Liquids and Midstream business segments and our pipeline assets that pass under rivers or other bodies of water and the Strait of Magellan and business interruption. We believe this coverage is consistent with standards for international natural gas transportation companies. The terms of the policies related to the regulated assets have been approved by ENARGAS. In addition, we have obtained insurance coverage for our directors and officers pursuant to a standard D&O insurance. For additional information, see “Item 3. Key Information.—D. Risk Factors.—Risks Relating to Our Business—Our insurance policies may not fully cover damage or we may not be able to obtain insurance against certain risks.”

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

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2023, 2022 and 2021 relate to the fiscal years ended December 31, 2023, 2022 and 2021, respectively.

We maintain our accounting books and records in pesos. Our Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 have been prepared in accordance with the accounting policies based on IFRS Accounting Standards.

Our management concluded that Argentina is a hyperinflationary economy in terms of IAS 29, effective as of July 1, 2018. As a result, (i) our audited consolidated statements of financial position as of December 31, 2023, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the year ended December 31, 2023, included elsewhere in this Annual Report have been prepared using hyperinflation accounting in accordance with IAS 29, and (ii) our audited consolidated statements of financial position as of December 31, 2022, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the years ended December 31, 2022 and 2021, included elsewhere in this Annual Report have been restated to Current Currency in accordance with IAS 29 for comparative purposes. Thus, the Financial Statements and the financial information included in this Annual Report for all the periods reported are presented on the basis of current pesos as of December 31, 2023.

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

We have described each of the following critical accounting policies in order to provide an understanding about how our management forms judgments and views with respect to such policies and estimates:

•	impairment of property, plant and equipment (“PPE”); and

•	provisions for legal claims and others;

For additional information regarding our Critical Accounting policies, see Note 5 to our Financial Statements.

Factors Affecting Our Consolidated Results of Operations

Year to year fluctuations in our net income are a result of a combination of factors, including primarily:

•	the volume of Liquids;

•	changes in international prices of LPG and natural gasoline;

•	regulation affecting our liquids business, including Law No. 26,020 (which requires us to meet domestic demand before exporting LPG);

•	changes in the input costs related to the liquids production and commercialization segment, including the Gas Charge Resolutions;

•	the availability of natural gas and its richness;

•	fluctuation in the peso/U.S. dollar exchange rate;

•	the tariffs we are permitted to charge in our Natural Gas Transportation business segment;

•	local inflation and its impact on costs expressed in pesos; and

•	other changes in laws or regulations affecting our operations, including tax matters.

Sources of revenue

Natural gas transportation

Our Natural Gas Transportation operations derive revenues from the sale of transportation capacity to customers. The applicable rates derive from the tariff tables published by ENARGAS by remained unchanged between April 2019 and March 2022. In April 2023 we received a limited tariff increase below the evolution of inflation and the evolution of operating costs.

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

For additional information see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

Midstream

The services included in the Midstream segment consist mainly in: (i) natural gas transportation and conditioning services in Vaca Muerta, (ii) treatment, removal of impurities and natural gas compression, including the collection and transport of natural gas, (iii) inspection and maintenance of pipelines and compressor plants, (iv) services of steam generation for electricity production and management services for expansion works and steam generation for the production of electricity.

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

For the year ended December 31, 2023, 59% and 21% of our revenues were attributable to our Liquids Production and Commercialization segment and to our Natural Gas Transportation business segment, respectively.

The following table sets forth, for the years indicated, the variation of key macroeconomic indicators in Argentina during the years specified below, as reported by official sources.

	2023	2022	2021
WPI (in %)	276.4	94.8	51.3
CPI (in %)	211.4	94.8	50.9
Devaluation of pesos vs. dollar (in %)	356.3	72.5	22.1
Real GDP (pesos of 2004) (% change)	(1.6)	5.9	10.4
Industrial production (% change)	(1.8)	4.5	10.4
Transportation services tariffs increase	95.0	60.0	—

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

During the past five years CPI, measured by INDEC, has remained high in Argentina. During 2019, the Argentine government adopted measures intended to control inflation, which contributed to a deep recession. Despite these efforts, inflation in Argentina continued to rise, particularly since 2020 and because of the measures taken by the government to contain the population during the COVID. Considering the CPI, inflation was 211.4%, 94.8%, 50.9%, 36.1% and 53.8% in the years ended December 31, 2023, 2022, 2021, 2020 and 2019, respectively.

In February 2024, the INDEC published the CPI which rose to 13.2%, 276.2% when measured year-on-year.

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

As of the IAS 29 transition date (January 1, 2016), we applied the following rules to express the shareholders’ equity accounts in the currency unit as of December 31, 2023:

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

Because Natural Gas Transportation business segment sales represented 21% of our total revenues during the year 2023, and are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our tariffs would decrease our revenues in real terms and adversely affect our results of operations.

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

Since December 31, 2019, the accumulated variation of the CPI exceeds the threshold set for the application of the income tax inflation adjustment. For the year 2023, we recorded a loss of Ps. 6,990 million in our Income Tax line item of our Statement of Comprehensive Income regarding the application of the above-mentioned tax inflation adjustment.

Economic situation and outlook

The Company operates in a complex economic context whose main variables have recently had strong volatility as a result of political and economic events at the national level.

2023 was a year in which the Argentine economy went through high levels of volatility and uncertainty. On the one hand, at the beginning of the year there was a record drought that implied a drop of approximately U.S.$ 20,000 million in the liquidation of foreign currency by the agro-export sector, negatively impacting not only the accounts of the BCRA but also in tax collection. Additionally, as in any election year, political uncertainty has also generated deep macroeconomic imbalances.

This situation led the administration of former President Alberto Fernández to adopt various measures including, among others: (i) the issuance of new exchange restrictions, (ii) the establishment of the Tax for an Inclusive and Solidarity Argentina (“PAIS” according to its initials in Spanish), applicable to the acquisitions by Argentine residents of foreign currency intended for the purchase of certain goods and services from abroad, and other taxes in order to reduce the fiscal deficit and (iii) the freezing of certain internal prices. The low level of reserves in the BCRA has led the national government to restrict access to the MULC in order to contain the demand for dollars and the flight of foreign currency, which means for companies a restriction when operating their businesses. These restrictions involved the implementation of an import payment control system subject to a series of limits determined by the Ministry of Commerce and the AFIP. On October 22, 2023, the general elections were held in Argentina. The result yielded a new conformation of Congress as of December 10, 2023 (in a minority for the president-elect). On November 19, 2023, the runoff election was held, in which the opposition candidate for La Libertad Avanza, Javier Milei, was elected president.

After taking office, the current administration launched a package of emergency measures aimed at relaxing controls and deregulating the economy, with the main objective of reducing the fiscal deficit. Among the main measures adopted we can mention: Announcement of an economic plan centered on the review of fiscal, exchange and monetary policy in which, among other issues: (i) a sharp cut in public spending is shown along with an increase in certain taxes, (ii) the price of the US dollar was raised against the Argentine peso from $/U.S.$ 350 to $/U.S.$ 800 and a monthly crawling peg of 2%, (iii) reduction of energy and transportation subsidies and (iv) limits the monetary issue and modifies the Treasury financing program in order to clean up the BCRA’s liabilities. Issuance of the Decree of Necessity and Urgency (DNU) No. 70/2023 - “Bases for the Reconstruction of the Argentine Economy” that declares the public emergency in economic, financial, fiscal, administrative, pension, tariff, health and social matters until on December 31, 2025. This decree promotes economic deregulation and the insertion of Argentina in world trade through the adoption of international standards for the trade of goods and services.

•
On December 27, 2023, the National Executive Branch sent the Draft Law of Bases and Starting Points for the Freedom of Argentines (the “Omnibus Law”) for consideration by the National Congress. On February 6, 2024, the government was forced to return the Omnibus Law to committees, since they did not gather the number of votes necessary for its approval. As of the date of issuance of these Consolidated Financial Statements, it is not possible to predict the impact that the Omnibus Law may have on our financial situation, equity and results of operations:

•	GDP drop by 1.4% in the year 2023%.

•	accumulated increase of 211.4% in the CPI.

•	increase to 40.2% in the poverty rate.

increase in the official exchange rate (BNA selling rate) to $808.45 per US dollar (with the gap with the “blue chip swap” dollar during much of the year being approximately 125% and as of December 31, 2023, 20%).

•	A fiscal deficit equivalent to 3% of GDP.

Restrictions on the MULC

BCRA regulations

The low level of reserves in the BCRA has led the national government to maintain very restrictive exchange controls for the purchase of foreign currency in the MULC for much of the year.

In order to regulate access to the MULC in order to contain the demand for dollars, the BCRA established a series of requirements that require the request for prior authorization from the BCRA for certain transactions, among them are the following:

•	Payment of dividends to non-residents;
•	Payment of imports of certain goods from abroad or cancellation of debts arising from their importation, except for some exceptions expressly provided for in the applicable regulations;
•	The formation of external assets; and
•	The payment of financial loans to non-residents.

All of these measures have been intensifying since April 2020, including measures linked to the trading of stock assets by companies.

Effective as of December 13, 2023, the BCRA issued Communication “A” 7917 in which a series of modifications are established for the purposes of access to the MULC. Between them:

•
The payment systems for imports of goods and services (known as “SIRA” and “SIRASE” declarations) and the need to validate transactions in the “Single Foreign Trade Current Account” computer system are eliminated.

•
For new debts for imports, access to the MULC may be granted, without the need for prior approval from the BCRA, to make deferred payments for new imports of goods with customs entry registration according to the schedule established by type of goods.

•
Regarding the importer’s debt prior to December 12, 2023, the AFIP and the BCRA regulated the use of BOPREAL, which also had its first issue (of small volume) at the end of 2023. These bonds may be applied to the payment of debts tax with certain limitations (never before April 30, 2025). The subscription will be covered by the country tax, but a window of time opens where its issuance will be exempt (until January 31, 2024).

For more information about Argentina’s exchange rate see “Item 10. Exchange Controls.”

Tax regulations

Law No. 27,541 on Social Solidarity and Productive Reactivation in the Framework of the Public Emergency (B.O. 12/23/2019) and its modifications created the so-called PAIS Tax, which established a tax applicable to acquisitions by Argentine residents of currency foreign currency intended for the purchase of certain goods and services from abroad.

On July 24, 2023, Decree No. 377/23 was issued, later modified by Decree No. 29/2023 (effective as of December 13, 2023), by which it extends the PAIS Tax to the following operation: The acquisition abroad of personal, cultural and recreational services (does not include educational teaching). Rate of 30%.

•	Importation of luxury goods. Rate of 30%.
•
The acquisition abroad of services included in the decree (technical, legal, accounting, managerial services, business services in general, charges for the use of intellectual property, advertising, engineering, audiovisual services, among others). Rate of 25%.

•	The acquisition abroad of freight services and other transportation services for import or export operations of goods. Rate of 17.5% (previously 7.5%).
•	The import of merchandise, with the exception of goods linked to energy generation whose scope has not yet been regulated. Rate of 17.5% (previously 7.5%).

Said decree was regulated on July 25, 2023 by General Resolution No. 5,393/23 of the AFIP in which, among other issues, the entry of a payment on account of the PAIS Tax is provided for in the case of acquisition of goods from the 95% of the total final tax to be paid. Said payment on account must be entered by the importer at the time of officialization of the import destination. The balance for the remaining 5% PAIS tax must be paid at the time of accessing the MULC at the time of payment abroad, with the intervening bank acting as collection and settlement agent.

Export settlement

On October 3, 2023, the Ministry of Energy issued Resolution No. 808/2023, through which exports of commercialized products are included within the Export Increase Program created by Decree No. 576/22. by the Company.

According to said program, the Company must enter 75% of the value of its exports in foreign currency into the country. The remaining 25% may be settled in pesos through the purchase of negotiable securities. To qualify for the scheme, exports must be settled between October 2 and October 20, 2023, and the effective export date must not be later than November 30, 2023. Subsequently, through Decree No. 28/2023, the proportion mentioned above was modified, and currently 80% of the value of its exports must be imported into the country in foreign currency. The remaining 20% may be settled in pesos through the purchase of negotiable securities, the validity of the rule not being specified. The context of volatility and uncertainty continues as of the date of issuance of these consolidated financial statements. Government measures already implemented, or those that may be implemented in the future, could eventually affect the results of operations, financial and equity situation of the Company.

Likewise, the Company’s management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The reforms proposed by the new government began their legislative discussion process. It is not possible to predict at this time its evolution or new measures that could be announced. Likewise, the Company cannot guarantee that the aforementioned macroeconomic difficulties or the adoption of new measures by the Argentine Government to control inflation may affect its operations and financial situation. The Company’s financial statements must be read in light of these circumstances.

While our business continued growing in 2023, our operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina.”

Management review of 2023 and outlook

Review

During 2023, our financial position has remained stable and, as discussed in “B. Liquidity and capital resources”, cash flow from operations has been sufficient to finance our capital expenditures for 2023. The devaluation of the Argentine peso against the U.S. dollar on December 13, 2023, from Ps. 366.65 to Ps. 799.95 (118.3%) had a negative impact on our foreign currency liability position.

Given the economic context and the foreign exchange restrictions, during 2023, we have increased our debt in foreign currency after taking from financial institutions short term loans to cancelled to settle trade payables abroad. During 2023 we incurred new indebtedness with well-known financial institutions of Ps. 35,744 million (US$ 74.0 million) and repaid Ps. 10,891 million (US$ 24.1 million). For additional information regarding the new indebtedness incurred during 2023 see “B. Liquidity and capital resources. Description of indebtedness” below.

We have allocated our short-term investment in financial instruments to protect our financial position from inflation and devaluation by increasing our position in financial assets at amortized cost and measured at fair value through profit or loss.

Notwithstanding the above, we cannot assure that the evolution of inflation and other macroeconomic variables will not have an adverse effect on our financial position and results of operations. For further information, see “Item 3. Key Information—D. Risk Factors”.

In addition to the above-mentioned respect of the impact of the devaluation of the Argentine peso on our foreign currency liability position, as of December 31, 2023, there have not been material changes to our Statement of Financial Position compared to December 31, 2022.

Our revenues were negatively impacted by the evolution of inflation and the lack of tariff adjustment of the natural gas transportation segment, among others. For further information, see “Discussion of results of operations for the years ended December 31, 2023 and 2022” below.

Outlook and other material events that may impact in our financial condition

Since April 3, 2024 we received a transitional tariff increase of 675% and a monthly increase calculated in accordance with the Transitional Adjustment Index. In 2024, we expect to continue negotiating with ENARGAS the tariffs adjustments under the RTI process that will allow us to obtain a fair and reasonable tariff. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Tariff Situation” for more information.

Regarding the Liquids segment, the global inflationary context and increase in NGL costs, are expected to increase the volatility in international reference prices. Additionally, as a result of the increase in sea freight costs, the prices at which our products are exported are foreseen to be subject to reduced margins, which could negatively impact the operating margins of the Liquids business segment.

We are expecting inflationary cost to continue at an elevated level throughout 2024 across our business.

To prepare for our long-term growth, we expect to continue focusing on Vaca Muerta and exploring alternatives that will allow us to profit from our investments and to increase our portfolio of services. In this regard, the expansion work we are carrying out in the area is expected to be completed during the winter of 2024, which will allow us to increase our sales revenues from the Midstream business segment.

New accounting pronouncements adopted after January 1, 2023, and pronouncements not yet effective as of December 31, 2023

For more information, see Note 4.a Critical accounting policies to our Financial Statements.

Discussion of Results of Operations for the Years Ended December 31, 2023 and 2022

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2023 and 2022, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,
	2023	2022	Variation	Percentage of change
	(in millions of pesos)
Revenues	452,809	512,343	(59,534)	(11.6)
Net costs of sales	(284,746)	(299,081)	14,335	(4.8)
Gross profit	168,063	213,262	(45,199)	(21.2)
Administrative and selling expenses	(50,867)	(49,695)	(1,172)	2.4
Other operating results	(759)	(238)	(521)	218.9
Operating profit	116,437	163,329	(46,892)	(28.7)
Net financial results	(72,781)	(9,840)	(62,941)	639.6
Share of profit / (loss) from associates	(30)	281	(311)	(110.7)
Income tax expense	(20,108)	(53,130)	33,022	(62.2)
Total comprehensive income for the year	23,518	100,640	(77,122)	(76.6)

Year 2023 Compared to Year 2022

Total comprehensive income

For the year ended December 31, 2023, we reported a total net income and a total comprehensive income of Ps. 23,518 million, which represents a Ps. 77,122 million decrease compared to the total comprehensive income of Ps. 100,640 million reported in 2022.

The material factors affecting total comprehensive income were as follows:

•
Net revenues to third-parties reached Ps. 452,809 million in 2023, which represents a Ps. 59,534 million decrease compared to the 2022 fiscal year. This decrease was mainly due to the reduction in the Liquids Production and Commercialization and Natural Gas Transportation business segments revenues of Ps. 59,120 million and Ps. 27,514 million, respectively. For more information see Item 5. Operating and Financial Review and Prospects —A. Operating Results—Regulated Natural Gas Transportation Segment and Liquids Production and Commercialization.”

•
Cost of sales, including depreciation of PPE, reached Ps. 284,746 million in 2023, which represents a Ps. 14,335 million decrease compared to the 2022 fiscal year. This decrease was mainly due to: (i) 19,246 the reduction in the cost of natural gas processed in the Cerri Complex (mainly due a decrease in price, measured in current pesos) and (ii) technical operator assistance fee by Ps. 3,473 million. These effects were partially offset by an increase in the labor cost by Ps. 3,264 million and third parties services by Ps.1,927 million.

•
Administrative and selling expenses were Ps. 50,867 million in 2023, which represents a Ps. 1,172 million increase compared to the 2022 fiscal year. This increase was mainly due to higher: (i) labor costs by Ps. 1,937 million, and (ii) professional services fees by Ps. 3,081 million These effects were partially offset, principally, by a decrease in taxes and contributions by Ps. 3,160 million (reduction in tax on exports and turnover tax).

During 2023, subsidies decreased by Ps.7,090 million, this mainly driven by the decrease in international prices, the lack of updating and the measures issued by the government to reduce them during 2023. For more information see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

Net cost of sales for the years ended on December 31, 2023 and 2022, represented 62.9% and 58.4%, respectively, of net revenues reported in the corresponding year.

Administrative and selling expenses for the years ended on December 31, 2023 and 2022, represented 11.2% and 9.7%, respectively, of net revenues reported in the corresponding year.

See. “—Analysis of Operating Profit by Business Segment for the Years Ended December 31, 2023 and 2022.”

Share of (loss) / profit from associates

For the year ended December 31, 2023, we recorded a loss from our investment in associates of Ps. 30 million, compared to the profit of Ps. 281 million recorded in 2022.

Net Financial Results

In accordance with IAS 29 we presented the financial results in gross terms considering the effects of the change in the currency purchasing power in a single separate line (“Gain on monetary position”). Gains and losses from monetary positions represent the effects of inflation on our monetary liabilities and assets, respectively.

Net financial results for the years ended December 31, 2023 and 2022, are as follows:

	Year ended December 31,
	2023	2022
	(in millions of pesos)
Financial income
Interest income	24,190	5,712
Foreign exchange gain	270,216	87,014
Subtotal	294,405	92,727
Financial expenses
Interest expense	(24,628)	(21,171)
Foreign exchange loss	(479,075)	(162,262)
Subtotal	(503,703)	(183,433)
Other financial results
Notes repurchase results	-	(3,208)
Fair value gain on financial instruments through profit and loss	195,809	75,136
Derivative financial instruments results	-	(397)
Other financial charges	(2,771)	(2,400)
Subtotal	193,037	69,131
(Loss) / gain on monetary position	(56,521)	11,735
Total	(72,781)	(9,840)

In accordance with the provisions of IAS 29, we opted to present the gain on the monetary position in a single line included in the financial results. This presentation implies that the nominal values of the financial results have been adjusted for inflation. The real values of financial results are different from the components of financial results presented above.

For fiscal year 2023, the net financial loss increased by Ps. 62,941 million compared to the prior year. This negative variation is mainly due to higher negative net foreign exchange difference of Ps.133,612 caused by the devaluation that occurred in mid-December 2023.

The peso/US dollar exchange rate ended at a value of Ps. 808.45 per US dollar as of December 31, 2023, representing an increase of 356% (or Ps. 631.29 per US dollar) compared to the exchange observed as of December 31, 2022. As of December 31, 2022, such rate  increased by 72% (or $74.44 for each US dollar) respect to the exchange rate as of December 31, 2021. Our net liability position in US dollars decrease in 2023.

Likewise, we recorded a loss on net monetary position of Ps. 56,521 million as opposed with the gain of Ps. 11,735 million represented a negative variation of Ps. 68,255 as a consequence of the acceleration of inflation and the net asset monetary position.

The effects mentioned above were partially offset by the positive variation in results generated by financial assets of Ps. 120,673.

Income tax expense

Income tax for fiscal year 2023 was an expense of Ps. 20,108 million, compared to the expense of Ps. 53,130 million in fiscal year 2022. The lower income tax charge was primarily due to the decrease in taxable income in fiscal year 2023.

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2023 and 2022:

	Year ended December 31,		Year ended December 31, 2023 compared to year ended December 31, 2022
	2023	2022	Variation	Percentage Change
	(in millions of pesos)
Natural Gas Transportation(1)
Revenues	101,862	130,194	(28,332)	(21.8)
Net cost of sales	(90,767)	(91,420)	653	(0.7)
Gross profit	11,094	38,774	(27,680)	(71.4)
Administrative and selling expenses	(22,514)	(22,577)	63	(0.3)
Other operating expense	(813)	(562)	(252)	44.9
Operating (loss) /profit	(12,233)	15,635	(27,868)	(178.2)

Liquids Production and Commercialization
Revenues	265,413	324,533	(59,120)	(18.2)
Net cost of sales	(161,943)	(183,060)	21,118	(11.5)
Gross profit	103,470	141,473	(38,002)	(26.9)
Administrative and selling expenses	(17,629)	(20,451)	2,822	(13.8)
Other operating (expense) / income	(77)	118	(196)	(166.1)
Operating profit	85,764	121,140	(35,376)	(29.2)

Midstream
Revenues	85,615	58,380	27,235	46.7
Net cost of sales	(32,605)	(26,182)	(6,424)	24.5
Gross profit	53,009	32,198	20,811	64.6
Administrative and selling expenses	(10,155)	(6,116)	(4,039)	66.0
Other operating income	132	205	(73)	(35.6)
Operating profit	42,986	26,287	16,699	63.5
Telecommunications
Revenues	2,729	2,863	(135)	(4.7)
Net cost of sales	(2,239)	(2,045)	(194)	9.5
Gross profit	489	818	(328)	(40.1)
Administrative and selling expenses	(568)	(550)	(18)	3.3
Other operating expense	-	-	-	-
Operating (loss) / profit	(79)	267	(346)	(129.6)

(1) Includes intersegment revenues of Ps. 2,809 million and Ps. 3,627 million for the fiscal years 2023 and 2022, respectively.

Regulated Natural Gas Transportation Segment

The Natural Gas Transportation business segment represented 22.5% and 25.4% of our total revenues during the years 2023 and 2022, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. We also provide interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, we render operation and maintenance services for the Natural Gas Transportation facilities, which belong to certain gas trusts created by the Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to ENARGAS regulation.

For additional information regarding the history of our discussions with various governmental authorities in relation to the adjustment of our gas transportation tariffs see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework.”

•
During 2023, the Natural Gas Transportation business segment recorded an operating loss of Ps. 12,233 million, compared to the operating profit of Ps.15,635 million profit recorded in 2022. The main factors that affected the results of operations of this segment compared to 2023 are the following:

•	Revenues from the Natural Gas Transportation business segment decreased by Ps.28,332 million for the year 2023 compared to 2022.

•	During 2023, we had only received a nominal tariff increase of 95% as of April 29, 2023 while annual inflation was 211,4%.

•
Revenues related to natural gas firm transportation contracts for the year ended December 31, 2023, decreased by Ps.24,846 million for the year 2023 compared to 2022, as we had only received a nominal tariff increases of 95 % as of April 29, 2023, while the cumulative inflation rate for the Year 2023 was 211.4%. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Regulation of Transportation Rates—Actual Rates” for additional information.

•
Revenues related to interruptible natural gas transportation service decreased by Ps. 1,523 million for the year 2023 compared to 2022. The decrease mainly resulted from tariff increase discussed above, partially offset by higher volumes dispatched.

•
Revenues relating to the Access and charged (“CAU”) decreased by Ps. 1,145 million for the year 2023 compared to 2022 primarily as a result of the same tariff effect. The value of the CAU is much lower than the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any investment in the construction and expansion of the assets to which the CAU relates. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions” for additional information regarding the CAU.

•
Costs of sales, administrative and selling expenses for the year ended December 31, 2023 decreased by Ps. 716 million, from Ps. 113,997 million to Ps. 113,282 million, as compared to the year ended December 31, 2022. This decrease was mainly attributable to lower depreciation of Ps. 4,243 million and taxes and contributions of Ps. 1,340 million mainly as a consequence of the reduction in turnover tax. These effects were partially offset by higher labor costs of Ps. 2,547 million, third parties services received by Ps. 1,608 million and easements of Ps. 313 million.

•	Other operating expenses decreased by Ps. 252 million for the year 2023 compared to 2022, primarily as a result of lower provision for contingencies.

On March 16, 2023, our Board of Directors approved the 2023 Transition Agreement. This addendum was subsequently ratified by the PEN through Decree No. 250/2023 of April 29, 2023. Previously, on April 27, 2023, ENARGAS issued Resolution No. 186/2023 through which the new tables were published.

Current tariffs

The 2023 Transition Agreement has similar conditions to the 2022 Transition Agreement and includes:

- As of April 29, 2023, a temporary rate increase of 95% on the natural gas transportation rate and the CAU.

- During its term, tgs may not under any circumstances: a) Distribute dividends; nor b) Cancel in advance directly or indirectly financial and commercial debts contracted with shareholders, acquire other companies or grant credits, unless the credits benefit the users or are granted to contractors that do not fall within the aforementioned assumptions. In the event that tgs deems it appropriate to proceed in a direction contrary to the provisions of paragraph a) above, attaching the corresponding supporting documentation, it will request ENARGAS to submit a status report to the Ministry of Economy, so that the Ministry may authorize or no, and if applicable, determine the manner and form of the request. In the event that tgs considers it appropriate to proceed in a direction contrary to the provisions of paragraph b) above, it must also present to ENARGAS documented grounds that support such decision, for authorization. If a covert operation to distribute dividends is noticed, the request will be made to the Ministry of Economy for its substantiation in that sphere. To this end, the Ministry will notify its decision to the applicant and ENARGAS.

On December 14, 2023, ENARGAS Resolution No. 704/2023 called for a public hearing to be held on January 8, 2024.  Effective April 1, 2024, we have received a transitional tariff increase of 675%. In addition, the resulting tariffs will be adjusted monthly from May 2024 until the RTI process is completed in 2024 in accordance with the Transitional Adjustment Index. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Tariff Situation” for more information.

On December 16, 2023, decree No. 55/2023 was issued declaring the emergency of the national energy sector until December 31, 2024. Among other issues, this decree: (i) establishes the beginning of the process of RTI, (ii) the intervention of ENARGAS as of January 1, 2024 and (iii) instructs the Ministry of Energy to issue the necessary standards and procedures for the sanction of market prices for the public transport service of natural gas.

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

The Liquids Production and Commercialization segment represented 58.6% and 63.3% of our total revenues during the years ended December 31, 2023, and 2022, respectively. Liquids Production and Commercialization activities are conducted at the Cerri Complex, which is located near Bahía Blanca and is connected to each of our main pipelines. At the Cerri Complex, we recover ethane, LPG and natural gasoline for our own account, on behalf of our customers and on a fee basis, collecting a commission for the extracted Liquids delivered to our customers.

For the fiscal years 2023 and 2022, all of our sales were made for our own account.

All ethane produced by our Liquids segment in the years ended December 31, 2023 and 2022 was sold locally to PBB.

Our ethane sales for the years 2023 and 2022 represented 38.1% and 24.6% of our Liquids Production and Commercialization net revenues.

In 2023, we sold 60.6% of our production of LPG in the local market to LPG marketers, compared to 50.9% in 2022, with the remainder exported to LPG traders. In addition, all natural gasoline produced during 2023 and 2022 was exported. For more information about these contracts, see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

The total annual sales for the Cerri Complex for 2023 and 2022 in tons were as follows:

	Years ended December 31,		Year ended December 31, 2023 compared to year ended December 31, 2022
	(volumes in tons)		(volumes in tons)
	2023	2022	Increase/ (Decrease)	Percentage Change
Local Market
Ethane	394,370	329,232	65,138	19.8
Propane	209,058	215,753	(6,695)	(3.1)
Butane	165,377	185,472	(20,095)	(10.8)
Subtotal	768,805	730,457	38,348	5.2

Exports
Propane	160,625	194,810	(34,185)	(17.5)
Butane	70,484	78,460	(7,976)	(10.2)
Natural Gasoline	129,272	125,277	3,995	3.2
Subtotal	360,381	398,547	(38,166)	(9.6)
Total Liquids	1,129,186	1,129,004	182	-

Export revenues from our Liquids Production and Commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of regulation of domestic prices See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports.”

For the years ended December 31, 2023 and 2022, the total accrued exports withholding amounted to Ps.8,236 million and Ps.11,396 million, respectively.

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

The sales prices under the program for fiscal years 2023 and 2022 were as follows:

Resolution Nro.	Period	Ps. Per ton (at values determined by each resolution)
15/23	January 2023	Ps. 29,481
62/23	February 2023	Ps. 32,429
168/23	March 2023	Ps. 35,672
326/23	April 2023	Ps. 38,704
391/23	May 2023	Ps. 40,252
391/23	June 2023	Ps. 41,862
391/23	July 2023	Ps. 43,537
391/23	August 2023	Ps. 45,278
762/23	August 2023 to December 2023	Ps. 50,938

Participation in this program forces tgs to commercialize LPG volumes required by the controlling entity at prices below to market values and under certain circumstances at prices lower than their processing cost.

Regarding the Propane for Networks Agreement, on August 28, 2023 we signed its twentieth renewal, in effect until December 31, 2023.

This agreement contemplates compensations to be paid by the Argentine Government to the participants, calculated as the difference between the price at which propane is commercialized under this agreement and the export parity issued monthly by the Secretary of Energy. However, there have been significant delays in the collection of the mentioned compensation. Its overdue balance as of December 31, 2023 was of Ps. 4,672 million.  The twentieth renewal stipulates those payments shall be conducted through fiscal credit certificates to be used by the producers for the payment of hydrocarbon export withholdings. As of this date, said certificates have not been issued.  Beyond the supply programs mentioned above, we sold 158,794 tons of propane and 1,290 tons of butane mainly to the fractionating market and to a lesser extent to the industrial, propellant and automobile segments.

In 2023, we continued commercializing ethane, under a long-term agreement entered with PBB. This agreement contemplates similar terms to the ones agreed in the previous one, but involves improvements in the take or pay clause of annual compliance, which ensures us an increase in our sales volume to be implemented gradually over the first five years of the agreement. In the year 2023, ethane tons sold to PBB slightly went up to 394,370 tons, from the 329,232 tons recorded in 2022.

See “Item 4. Our Information—B. Business Overview—Competition—Liquids Production and Commercialization—Regulation—International Market.” for additional information.

During 2023 the Liquids Production and Commercialization business segment recorded operating profit of Ps. 85,764 million, compared to Ps.121,140 million in 2022. The main factors that affected the results of operations for this segment compared to 2022 were the following:

•
Segment revenue decreased by Ps.59,120 million for the year 2023 compared to 2022. This negative effect was mainly due to the negative real exchange rate variation by Ps. 14,370 million, lower volumes of propane and butane dispatched by Ps. 12,524 million and international benchmark prices by Ps. 51,337 million. These effects were partially offset by higher ethane price by Ps. 8,758 million and higher volumes of natural gasoline and ethane shipped by Ps. 17,962 million.

•	Subsidies decreased by Ps. 7,090 million in the year 2023 compared with 2022.

•	In 2023 propane, butane and natural gasoline average export prices recorded decreases of 30%, 24% and 16%, respectively, compared to 2022.

•	During 2023, the production of Liquids reached 1,129,186 tons (182 tons more than in 2022).

•	It should be noted that there were no production restrictions during the winter period, as a result of a greater supply of local gas due to non-conventional gas developments.

•
Notwithstanding the changes made to the Households with Bottles Program to supply butane to the domestic market described above, our obligations under this program continues to have an adverse impact on this segment, resulting, under some circumstances, in a negative operating margin on domestic sales of LPG.

•
Costs of sales, administrative and selling expenses for the year ended December 31, 2023, decreased by Ps. 23,939 million, to Ps. 179,572 million from Ps. 203,511 million, as compared to the year ended December 31, 2022. This decrease was mainly due to lower: (i) cost of natural gas purchased as RTP of Ps. 19,246 million (principally as a consequence of the decrease in the price of the natural gas), (ii) taxes and contributions of Ps. 4,129 million (mainly tax on exports and turnover tax) and (iii) third parties services received by Ps. 2,846 million. These effects were partially offset higher: (i) repair and maintenance expenses by Ps. 1,129 million, (ii) labor costs by Ps. 783 million and (iii) depreciations by Ps. 428 million.

•	Other operating expenses decreased by Ps. 196 million.

In 2023, export revenues from the Liquids Production and Commercialization segment were Ps.95,390 million and accounted for 21% (28% in 2022) of total net sales and 36% (44% in 2022) of total Liquids Production and Commercialization revenues.

In 2023, we exported propane and butane at spot prices, which allowed us to capture opportunities associated with different market niches, allowing us to considerably increase the individual fixed prices of each operation.

We sold our LPG exports at spot prices and to the date of this Annual Report, we are under negotiations for new agreements.

As in prior years, in the period from May to September 2023, the sales of these products were conducted mainly in the domestic market, due to the restrictions in natural gas consumption for the production of Liquids and governmental requirements to supply the domestic market within the framework of the programs outlined by the Government for the supply of LPG.

Regarding natural gasoline exports, throughout the year 2023 and until February 2024 we traded such product by means of an agreement entered with Trafigura Pte Ltd at an international price, less a discount. As of the date of the present Annual Report, a new agreement has been entered with Trafigura Pte Ltd., with expiration date in February 2026 and better terms than the previous agreement in force in 2023.

Regarding international reference prices of the products, we export —propane, butane and natural gasoline— they recorded some variations in 2023 compared to the previous year, presenting an uneven trend. During the first months of the year, they increased within the context of commodities prices recovery given the world economy recovery and the energy setbacks that Asia and Europe faced. As from the second quarter of the year prices contracted and stabilized similar to the levels of prices at the closing of 2022 and starting the last 2023 quarter they started to rise again.

In 2023, we continued commercializing LPG by land, dispatching roughly 15,518 trucks (379,544 tons) loaded with our own product, compare to the approximately 16,156 trucks (390,914 tons) of our own product dispatched in 2022. Trucks dispatches are basically carried out to meet our domestic demand but also allow us to export our products to neighboring countries. Although their volumes are substantially lower than the exports conducted by sea, they capitalize a higher operative margin and increase our clients’ portfolio. Propane and butane deliveries overseas were conducted in a spot modality in 2023, seizing opportunities related to different niche markets, which allowed us to increase considerably the fixed premiums of each transaction. We keep upholding our positioning in the Brazilian market, which constitutes a 2024 goal, maintaining our sea exports in a direct modality (with no go-betweens) to Brazilian LPG distributors.

In 2023, we continued participating in the several supply programs dictated by the National Government. Such is the case of the program for LPG Supply at subsidized prices (“Household Program”)— which had been created by National Executive Decree N° 470/2015. The Household Program establishes a maximum reference price to the different links of the Liquefied Petroleum Gas (“LPG”) commercialization chain to ensure its supply to low- income residential users, forcing producers to provide LPG to fractionating companies at a determined price and with a defined quota for each of them.

Participation in this program forces tgs to commercialize LPG volumes required by the controlling entity at prices inferior to market values and under certain circumstances at prices lower than their processing cost.

Regarding the Propane for Networks Agreement, on August 28, 2023 we signed its twentieth renewal, in effect until December 31, 2023.

Midstream

This segment includes midstream services. Midstream services include natural gas treatment, separation and removal of impurities from the natural gas stream and compression services, which are generally rendered to the natural gas producers at the wellhead, transportation and conditioning services in Vaca Muerta, as well as activities, related to construction, operation and maintenance of pipelines and compressor plants.

During 2023, the Midstream business segment recorded an operating profit of Ps.42,986 million, which represents a Ps.16,699 million increase compared to Ps. 26,287 million in 2022.

The main factors that affected the results of operations of this segment during 2023 are the following:

•
Revenues increased by Ps. 27,235 million primarily due to: (i) higher natural gas transportation and conditioning services in Vaca Muerta for Ps. 27,905 million and (ii) higher operating and maintenance NK pipeline and Transpor.Ar Program by Ps. 3,393. These effects were partially offset by the decrease in the exchange rate on sales revenues denominated in U.S. dollars for Ps. 2,912 million, compression of natural gas services by Ps.750 million and lower operation and maintenance services rendered by Ps. 223 million.

•
Costs of sales, administrative and selling expenses increased by Ps. 10,463 million, mainly due to the increase in: (i) depreciations of Ps. 3,491 million, (ii) turnover tax by Ps. 1,997 million, (iii) salaries, wages, and other compensation by Ps. 1,842 million, (iv) repair and maintenance expenses by Ps. 1,346 million and (v) third party services by Ps. 1,066 million.

Telecommunications

Telecommunication services are rendered by our subsidiary, Telcosur. During 2023, the Telecommunications business segment recorded an operating profit of Ps. (79) million, compared to a profit of Ps. 267 million in 2022. The main factors that affected the results of operations of this segment during 2023 are the following:

•	Net revenues decreased by Ps.135 million in the year ended December 31, 2023, when compared to 2022.

•
Costs of sales, administrative and selling expenses increased by Ps.212 million in the year ended December 31, 2023, when compared to 2022, mainly due to higher salaries, wages and contributions and third party services.

Year 2022 Compared to Year 2021

	Year ended December 31,
	2022	2021	Variation	Percentage of change
	(in millions of pesos)
Revenues	512,343	539,731	(27,388)	(5.1)
Net costs of sales	(299,081)	(289,121)	(9,959)	3.4
Gross profit	213,262	250,610	(37,348)	(14.9)
Administrative and selling expenses	(49,695)	(44,642)	(5,052)	11.3
Other operating results	(238)	781	(1,020)	(130.5)
Operating profit	163,329	206,749	(43,420)	(21.0)
Net financial results	(9,840)	(2,647)	(7,193)	271.7
Share of profit from associates	281	129	152	117.8
Income tax expense	(53,130)	(77,263)	24,133	(31.2)
Total comprehensive income for the year	100,640	126,968	(26,328)	(20.7)

Total comprehensive income

For the year ended December 31, 2022, we reported a total net income and a total comprehensive income of Ps. 100,640 million, which represents a Ps. 26,328 million decrease compared to the total net income and total comprehensive income of Ps. 126,968 million reported in 2021.

The material factors affecting total comprehensive income were as follows:

•
Net revenues to third-parties reached Ps. 512,343 million in 2022, which represents a Ps. 27,388 million decrease compared to the 2021 fiscal year. This decrease was mainly due to the reduction in the Natural Gas Transportation and Liquids Production and Commercialization business segments revenues of Ps. 23,902 million and Ps. 13,530 million, respectively.

•
Cost of sales, including depreciation of fixed assets, reached Ps. 299,081 million in 2022, which represents a Ps. 9,959 million increase compared to the 2021 fiscal year. This increase was mainly due to: (i) the growth in the cost of natural gas processed in the Cerri Complex (mainly due an increase in price, measured in constant pesos) by Ps. 9,749 million, (ii) labor costs by Ps. 3,920 million and (iii) depreciations by Ps. 2,899 million. These effects were partially offset by a decrease in the repair and maintenance costs by Ps. 4,197 million and third parties services by Ps. 2,105 million.

•
Administrative and selling expenses were Ps. 49,695 million in 2022, which represents a Ps. 5,052 million increase compared to the 2021 fiscal year. This increase was mainly due to higher: (i) labor costs by Ps. 1,836 million, (ii) tax on export and taxes by Ps.2,171 million, (iii) services received from third parties by Ps. 903 million and a lower charge for doubtful accounts by Ps. 404 million. These effects were partially offset, principally, by a decrease in turnover tax of Ps. 691 million.

During 2022, subsidies increased by Ps.4,176 million, this mainly driven by the increase in international prices and the lack of updating of the prices paid in the local market. For more information see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

Cost of sales for the years ended on December 31, 2022 and 2021, represented 58.4% and 53.6%, respectively, of net revenues reported in the corresponding year.

Administrative and selling expenses for the years ended on December 31, 2022 and 2021, represented 9.7% and 8.3%, respectively, of net revenues reported in the corresponding year.

See. “—Analysis of Operating Profit by Business Segment for the Years Ended December 31, 2022 and 2021.”

Share of profit from associates

For the year ended December 31, 2022, we recorded a profit from our investment in associates of Ps.281 million, compared to the profit of Ps.129 million recorded in 2021.

Net Financial Results

In accordance with IAS 29 we presented the financial results in gross terms considering the effects of the change in the currency purchasing power in a single separate line. Gains and losses from monetary positions represent the effects of inflation on our monetary liabilities and assets, respectively.

Net financial results for the years ended December 31, 2022 and 2021, are as follows:

	Year ended December 31,
	2022	2021
	(in millions of pesos)
Financial income
Interest income	5,712	4,805
Foreign exchange gain	87,014	36,882
Subtotal	92,727	41,687
Financial expenses
Interest expense	(21,171)	(27,103)
Foreign exchange loss	(162,262)	(75,483)
Subtotal	(183,433)	(102,586)
Other financial results
Notes repurchase results	(3,208)	(2,513)
Fair value (loss) / gain on financial instruments through profit and loss	75,136	7,224
Derivative financial instruments results	(397)	(490)
Other financial charges	(2,400)	(2,992)
Subtotal	69,131	1,231
Gain on monetary position	11,735	57,022
Total	(9,840)	(2,647)

In accordance with the provisions of IAS 29, we opted to present the gain on the monetary position in a single line included in the financial results. This presentation implies that the nominal magnitudes of the financial results have been adjusted for inflation. The real magnitudes of financial results are different from the components of financial results presented above.

For fiscal year 2022, the net financial loss increased by Ps. 7,193 million compared to the 2021 fiscal year. This negative variation is mainly due to the lower gain on net monetary position (due to the lower net monetary liability position during 2022) and the higher negative net foreign exchange difference. These effects were partially offset by the gain recognized in 2022 for generated by financial assets measured at fair value and higher interest.

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

Income tax

Income tax for fiscal year 2022 was an expense of Ps. 53,130 million, compared to the expense of Ps. 77,263 million in fiscal year 2021. The lower income tax charge was primarily due to the decrease in taxable income in fiscal year 2022.

Analysis of Operating Profit by Business Segment for the Years Ended December 31, 2022 and 2021

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2022 and 2021:

	Year ended December 31,		Year ended December 31, 2022 compared to year ended December 31, 2011
	2022	2021	Variation	Percentage Change
Natural Gas Transportation(1)
Revenues from sales	130,194	154,096	(23,902)	(15.5)
Net cost of sales	(91,420)	(94,663)	3,243	(3.4)
Gross profit	38,774	59,433	(20,659)	(34.8)
Administrative and selling expenses	(22,577)	(22,340)	(237)	1.1
Other operating expense	(562)	(1,236)	674	(54.5)
Operating profit	15,635	35,857	(20,222)	(56.4)

Liquids Production and Commercialization
Revenues from sales	324,533	338,063	(13,530)	(4.0)
Net cost of sales	(183,060)	(175,262)	(7,798)	4.4
Gross profit	141,473	162,801	(21,328)	(13,1)
Administrative and selling expenses	(20,451)	(17,293)	(3,158)	18.3
Other operating income	118	1,952	(1,834)	(94.0)
Operating profit	121,140	147,460	(26,320)	(17.8)

Midstream
Revenues from sales	58,380	50,254	8,126	16.2
Net cost of sales	(26,182)	(22,716)	(3,466)	15.3
Gross profit	32,198	27,538	4,660	16.9
Administrative and selling expenses	(6,116)	(4,596)	(1,520)	33.1
Other operating (expense) / income	205	63	142	227.9
Operating profit	26,287	23,004	3,283	14.3

Telecommunications
Revenues from sales	2,863	2,779	84	3.0
Net cost of sales	(2,045)	(1,942)	(103)	5.3
Gross profit	818	838	(20)	(2.3)
Administrative and selling expenses	(550)	(412)	(138)	33.7
Other operating expense	-	2	(2)	(100.0)
Operating profit	267	428	(161)	(37.5)

(1) Includes intersegment revenues of Ps. 3,627 million and Ps.5,462 million for the fiscal years 2022 and 2021, respectively.

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

•
During 2022, the Natural Gas Transportation business segment recorded an operating profit of Ps. 15,635 million, compared to a Ps.35,857 million profit recorded in 2021. The main factors that affected the results of operations of this segment compared to 2022 are the following:

•	Revenues from the Natural Gas Transportation business segment decreased by Ps.23,902 million for the year 2022 compared to 2021.

•	During 2022, we had only received a nominal tariff increase of 60% as of March 1, 2022 while annual inflation was 94.8%.

•
Revenues related to natural gas firm transportation contracts for the year ended December 31, 2022, decreased by Ps.15,016 million for the year 2022 compared to 2021, as we had only received a nominal tariff increases of 60% as of March 1, 2022, while the cumulative inflation rate for the Year 2022 was 94.8%. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Regulation of Transportation Rates—Actual Rates” for additional information.

•
Revenues related to interruptible natural gas transportation service decreased by Ps. 6,210 million for the year 2022 compared to 2021. The decrease mainly resulted from tariff increase discussed above, partially offset by higher volumes dispatched.

•
Revenues relating to the CAU decreased by Ps. 841 million for the year 2022 compared to 2021 primarily as a result of the same tariff effect. The value of the CAU is much lower than the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any investment in the construction and expansion of the assets to which the CAU relates. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions” for additional information regarding the CAU.

•
Costs of sales and administrative and selling expenses for the year ended December 31, 2022 decreased by Ps. 3,006 million, from Ps. 117,004 million to Ps. 113,998 million, as compared to the year ended December 31, 2021. This decrease was mainly attributable to lower PPE maintenance expenses of Ps. 4,631 million, as during 2022 we performed less repairs, technical operator assistance fees of Ps. 1,442 million and lower turnover tax by Ps. 1,520 million. These effects were partially offset, principally, by higher: (i) labor costs of Ps. 1,691 million, (ii) depreciation of Ps. 1,934 million.

•	Other operating expenses decreased by Ps. 673 million for the year 2022 compared to 2021, primarily as a result of higher provision for contingencies.

Liquids Production and Commercialization Segment

The Liquids Production and Commercialization segment represented 63.3% and 62.6% of our total revenues during the years ended December 31, 2022 and 2021, respectively

For the fiscal years 2022 and 2021, all of our sales were made for our own account.

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

For the years ended December 31, 2022 and 2021, the total accrued exports withholding amounted to Ps.11,394 million and Ps.9,560 million, respectively.

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

The sales prices under the program for fiscal 2022 and 2021 were as follows:

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

During 2022 the Liquids Production and Commercialization business segment recorded operating profit of Ps.121,140 million, compared to Ps.147,460 million in 2021. The main factors that affected the results of operations for this segment compared to 2021 were the following:

•
Segment revenue decreased by Ps.13,530 million for the year 2022 compared to 2021. This negative effect was mainly due to the negative real exchange rate variation by Ps. 57,810 million and lower volumes of ethane and butane dispatched by Ps. 8,137 million. These effects were partially offset by higher ethane by Ps. 18,974 million and international benchmark prices by Ps. 15,617 million and higher volumes of natural gasoline and propane shipped by Ps. 14,898 million.

•	Subsidies increased by Ps. 3,802 million in the year 2022 compared with 2021.

•	In 2022 propane, butane and natural gasoline average export prices recorded increases of 5%, 8% and 16%, respectively, compared to 2021.

•	During 2022, the production of Liquids reached 1,129,004 tons (9,585 tons or 0.9% more than in 2021).

•	It should be noted that there were no production restrictions during the winter period, as a result of a greater supply of local gas due to non-conventional gas developments.

•
Notwithstanding the changes made to the Households with Bottles Program to supply butane to the domestic market described above, our obligations under this program continues to have an adverse impact on this segment, resulting, under some circumstances, in a negative operating margin on domestic sales of LPG.

•
Costs of sales, administrative and selling expenses for the year ended December 31, 2022, increased by Ps. 10,956 million, to Ps. 203,511 million from Ps. 192,556 million, as compared to the year ended December 31, 2021. This increase was mainly due to higher: (i) cost of natural gas purchased as RTP of Ps. 9,750 million (principally as a consequence of the increase in the price of the natural gas), (ii) taxes of Ps. 2,046 million (especially tax on exports) and iii) salaries, wages and other compensations by Ps. 626 million. These effects were partially offset by technical operator assistance fees of Ps. 2,332 million.

•	Other operating expenses decreased by Ps. 1,834 million.

In 2022, export revenues from the Liquids Production and Commercialization segment were Ps.144,224 million and accounted for 28% (26% in 2021) of total net sales and 44% (41% in 2021) of total Liquids Production and Commercialization revenues.

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

Regarding the price of natural gas, measured in U.S. dollars, acquired for RTP for processing at the Cerri Complex, it has suffered an increase of approximately 29% with respect to 2021 Said increase is related to the start up of the Plan Gas.Ar, implemented by the National Government, the aim of which is to generate the framework that facilitates the recovery of national gas production, establishing new market price references, added to a drop in the supply of certain productive basins and transportation restrictions from the Neuquén basin.

Although the Plan Gas.Ar could have a positive effect allowing to stop the fall in production levels that has been registered in the last periods, it is important to highlight the impact that it could have on the prices at which we would acquire the natural gas used in the Cerri Complex.

Midstream

During 2022, the Midstream business segment recorded an operating profit of Ps.26,287 million, which represents a Ps.3,283 million increases compared to Ps.23,004 million in 2021. The main factors that affected the results of operations of this segment during 2022 are the following:

•
Net revenues increased by Ps. 8,126 million primarily due to: (i) higher natural gas transportation and conditioning services in Vaca Muerta for Ps. 12,927 million, and (ii) compression of natural gas services by Ps. 1,934 million. These effects were partially offset by the decrease in the exchange rate on sales revenues denominated in U.S. dollars for Ps. 7,000 million and lower operation and maintenance services rendered by Ps. 411 million.

•
Costs of sales, administrative and selling expenses increased by Ps. 4,986 million, mainly due to the increase in: (i) professional services fees by Ps.1,249 million, (ii) depreciations of Ps. 613 million, (iii) salaries, wages and other compensation by Ps. 551 million, and (iv) turnover tax by Ps. 579 million.

Telecommunications

During 2022, the Telecommunications business segment recorded an operating profit of Ps.267 million, compared to a profit of Ps.428 million in 2021. The main factors that affected the results of operations of this segment during 2021 are the following:

•	Net revenues increased by Ps.84 million in the year ended December 31, 2022, when compared to 2021.

•	Costs of sales, administrative and selling expenses increased by Ps.242 million in the year ended December 31, 2022, when compared to 2021.

B. Liquidity and Capital Resources

We expect our main sources of liquidity in the near term to be cash flow from operations and, to a lesser extent due to the limited availability of financing for Argentine companies, cash flow from third parties obtained from financial institutions. Because of the aforementioned, we closely monitor our liquidity levels in order to ensure compliance with our financial obligations and to achieve our objectives. Our principal uses of cash flows are expected to be capital expenditures, operating expenses, dividend payments to our shareholders, payments of financial debt and for general corporate purposes. We expect working capital, funds generated from operations and, to a lesser extent, financing from third parties to be sufficient. We assume that we will be able to access the domestic and international capital markets to refinance our 2018 Notes, if necessary.

To preserve cash surpluses, we invest in low-risk and highly liquid financial assets offered by high-quality financial institutions that are located in Argentina and the United States. Our policy is designed to diversify credit risk. Given that our total financial indebtedness is denominated a different currency than the Argentine peso, we prioritize the placement of funds in U.S. dollar-denominated investments.

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

During 2023, our cash generation has allowed us to cover all our financial needs, mainly the investments made for the maintenance of the transportation system and other operating assets of the remaining business segments, as well as those made for new projects.

In 2023, we have pursued the diversification of our investment’s portfolio. To that end, we acquired public and private bonds linked to the U.S. dollar and to CER (BCRA’s index: Stabilization Reference Coefficient) to mitigate the exchange rate risk on our liabilities in United States dollars and the impact of inflation on availabilities denominated in pesos.

The performance of the Natural Gas Transportation segment was marked by the lack of tariff updates, the last of which was received in April 2023 (the previous tariff increase had been received in March 2022), which in the framework of the Solidarity Law and its complementary rules provided for a tariff freeze and the renegotiation of the RTI.

During 2023, we continued participating in the Households with Bottles Program, which generates operating margins by virtue of the fact that the price determined by the SHR is significantly lower than the costs of processing natural gas. For further information, see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

We believe that we will have to rely only on our operating cash inflow to meet our working capital, debt service and capital expenditure requirements for the foreseeable future. Actual results may differ materially from our expectations described above as a result of various factors affecting the Argentine economy.

In the Liquids Production and Marketing business segment, despite the volatility of prices of commodities, we were able to maintain a positive cash flow.

As a result of a combination of external and local factors in the macroeconomic context, the exchange rate of the U.S. dollar increased by 356.3% during 2023, from Ps.177.16 to Ps.808.45. As of December 31, 2023, 89%, or U.S.$404 million, of our fund placements were denominated in U.S. dollars, to mitigate such risk. During the period ended on December 31, 2023, sales revenues denominated in U.S. dollars amounted to 65%.

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

Our financial position is and will be significantly dependent on its operating performance, our indebtedness and capital expenditure programs.

Our primary sources and uses of cash during the years ended December 31, 2023, 2022 and 2021 are shown in the table below:

	Years ended December 31,
	2023	2022	2021
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	9,308	26,865	42,607
Cash flows provided by operating activities	189,571	110,282	183,804
Cash flows used in investing activities	(206,428)	(125,235)	(183,701)
Cash flows provided by / (used in) financing activities	24,653	11,292	(5,821)
Net (decrease) / increase in cash and cash equivalents	7,796	(3,660)	(5,718)
Foreign exchange gains on cash and cash equivalents	1,451	911	1,960
Monetary results effect on Cash and cash equivalents	(11,955)	(14,808)	(11,984)
Cash and cash equivalents at the end of the year	6,599	9,308	26,865

In our opinion, the working capital is suﬃcient for the company’s present requirement.

Cash Flows Provided by Operating Activities

The cash flow provided by operating activities for the year ended December 31, 2023, increased by Ps. 79,289 million, mainly due to lower income tax payments by. 68,813 million and the increase in cash inflows by Ps. 22,663 million in connection with changes in assets and liabilities. The increase in cash inflows was mainly due to higher contract liabilities and trade payables, partially offset by the increase in trade receivables. These effects were partially offset by lower comprehensive income, adjusted for non-cash income and expense by Ps. 12,187 million.

The cash flow generated by operating activities for the year ended December 31, 2022, decreased by Ps. 73,522 million, mainly due to higher income tax payments by. 53,958 million, lower net income adjusted by non-cash items (including depreciation and financial results accrued) by Ps. 43,719 million. These effects were partially offset by higher collections of trade and other receivables by Ps. 14,892 million and lower interest paid by Ps. 4,917 million.

Cash Flows Used in Investing Activities

The cash flow used in investment activities for the year ended December 31, 2023, increased by Ps. 81,194 million, mainly driven by higher acquisitions of capital assets within the framework of Midstream projects by Ps. 56,273 and financial assets not considered cash equivalents according to IFRS Accounting Standards by Ps.24,921 million.

The cash flow used in investment activities for the year ended December 31, 2022, decreased by Ps.58,467 million, mainly driven by lower acquisitions of financial assets not considered cash equivalents by Ps.79,851 million. This effect was offset by higher funds earmarked for the acquisition of capital goods within the framework of projects for other services undertaken by Ps.20,282 million.

Cash Flows Provided by / (Used in) Financing Activities

Cash flow provided by financing activities, amounted to Ps. 24,653 million compared to the cash flow used in financing activities for Ps. 11,292 million for 2022. This effect was due to net proceeds of financial debt during 2023 by Ps 16,546.

Cash flow provided by financing activities, amounted to Ps. 11,292 million compared to the cash flow used in financing activities for Ps. 5,820 million for 2021. This effect was due to net proceeds of financial debt during 2022 as opposed to the repurchase of notes of 2021.

Description of Indebtedness

As of December 31, 2023, 100% of our total indebtedness was entirely denominated in U.S. dollars. The following table shows our total indebtedness as of 2023 and 2022:

	2023	2023	2022
	(in millions of U.S. dollars) (2)	(in millions of pesos)
Current loans:
2018 Notes Interest	5	4,278	2,919
Bank loans	62	49,995	5,663
Leasing	8	6,295	3,625
Total current loans	75	60,567	12,207
Non-current loans:
2018 Notes	470	380,226	259,379
Leasing	14	10,921	9,648
Bank loans	25	19,934	13,402
Total non-current loans	508	411,081	282,428
Total loans(1)	583	471,648	294,635

(1)  Issuance expenses net.
(2)  Converted at the exchange rate of Ps.808.45 per U.S.$1.00, which was the selling exchange rate as of December 31, 2023.

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

On October 11, 2023, the CNV approved the expansion of the bonds program to a maximum amount of U.S.$ 2,000 million and the extension of its maturity up to January 3, 2029.

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

As of December 31, 2023 the principal amount of outstanding 2018 Notes was U.S.$ 500 million. During 2022, we repurchased our marketable debt for a nominal value of U.S.$ 29.7 million for which it paid Ps. 7,637,322. This transaction generated a result of (Ps. 3,208,025), recognized in the financial results of the Statement of Income.

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

It should be noted that, given the economic context and the foreign exchange restrictions, which generated some delays to pay our imports, during 2023, we incurred new indebtedness with well-known financial institutions of Ps. 35,744 million (US$ 74.0 million) and paid Ps. 10,891 million (US$ 24.1 million).

The following table shows the details of other financial indebtedness as of December 31, 2023:

Currency	Amount (in miles)	Interest rate	Expiration date
USD	60,162	7.76%	Between January and November 2024
Euros	61	7.00%	May 2024

All of these loans are guaranteed by time deposits included as “Financial Assets at Current and Non-Current Amortized Cost.”

In March 2023, our subsidiary Telcosur, renew the loan for U.S.$24 million taken in March 2022. The main terms of such loan are:

Amount in US$	24,000,000
Interest rate	1.5% annual rate
Amortization	January 25, 2025
Interest payment frequency	Upon maturity
Collateral	Fixed-term deposit in foreign currency (1)

Included as “Other financial assets at amortized cost, non-current.”

We regularly implement actions aimed at minimizing the impact of the exchange rate variation on our financial indebtedness, including entering into currency-forward agreements with major financial institutions for the purchase of U.S. dollars to cover exposure to the exchange rate risk derived from our financial indebtedness. In addition, we are able to invest in financial instruments, which reflect the variation of the exchange rate. During 2023 and 2022, we did not enter into any derivative instruments to hedge the foreign exchange risk.

Future Capital Requirements

As of December 31, 2023, our estimated material short-term and long-term contractual cash obligations consist of our borrowings, purchases of natural gas used in our Liquids Production and Commercialization business segment, and lease commitments and are detailed by maturity in Note 22 to our Financial Statements.

As it was mentioned before, we’re engaged in increasing our conditioning capacity in our Midstream business segment. for the year of 2024, we expect to invest U.S.$177 million to completed our current expansion project in Vaca Muerta area. For additional information see “Item 5.  Operating and Financial Review and Prospects—A. Operating Results—Midstream.”]

Operation of our assets imply that we must incur in capital expenditures to comply with the safety and maintenance of our natural gas pipeline system and other facilities of our business segments.

We currently expect to continue to rely on cash flow from operations and short-term borrowings and other additional financing activities to finance capital expenditures in the near term.

As from December 31, 2023, to the date of this Annual report, we have increased net financial indebtedness by Ps. 7,711 million for Vaca Muerta capital expenditures capex.

Currently we have a debt program and given that the 2018 Notes are expiring in May 2025, we will be looking for alternatives for its refinancing, as long as the financing conditions are adequate.

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

Therefore, our primary market risk exposure is associated with changes in the foreign currency exchange rates because our debt obligations are denominated in U.S. dollars and 35% of our consolidated revenues were peso-denominated for the fiscal year ended December 31, 2023. Contributing to this exposure are the measures taken by the Government since the repeal of the Argentine Convertibility Act and the pesification of our regulated tariffs described elsewhere in this Annual Report. This exposure is mitigated in part by our revenues from our Liquids Production and Commercialization business segment, 87% of which are denominated in U.S. dollars for the year ended December 31, 2023. Likewise, 83% of the operating costs of this business segment for that period were denominated in U.S. dollars. For more information, see “Presentation of Financial and Other Information—Currency.”

We place our cash and current investments in high quality financial institutions in Argentina and the United States. Our policy is to limit exposure with any financial institution. Our temporary investments primarily consist of money market mutual funds and Government bonds.

Our strategy will remain focused on mitigating both the exchange rate risk arising from our liabilities in dollars and the effect of inflation on our liquidity. In a hyperinflationary accounting environment, maintaining monetary assets generates loss of purchasing power and maintaining monetary liabilities generates a gain in purchasing power; provided that such items are not subject to an adjustment mechanism that compensates to some extent for these effects. The monetary loss or gain is booked in the statement of comprehensive income. During the 2021 fiscal year, we have maintained a net liability monetary position. As of December 31, 2023 and 2022 we are maintaining a net asset monetary position.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

See “—A. Operating Results” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings.”

E. Critical Accounting Estimates

See Note 5 (Critical Accounting Estimates) to our consolidated financial statements for a description of our critical accounting estimates.

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

Current Board of Directors members were designated at the 2024 Shareholders’ Meeting. All the member of our Board of Directors were appointed until the shareholders’ meeting that considers the financial statements as of December 31, 2024.

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

Additional information regarding the occupation and employment background of each of our regular directors is set forth below:

Name	Date of Appointment	Term Expires	Position	Position in Other Company
Horacio Jorge Tomás Turri	4/17/2024	2025	Chairman	Executive director oil and gas at Pampa Energía
Luis Alberto Fallo	4/17/2024	2025	Vice Chairman	Director of Sagua Argentina S.A.
Pablo Daniel Viñals Blake	4/17/2024	2025	Director	Partner at Marval O’Farrell Mairal Law Firm
María Carolina Sigwald	4/17/2024	2025	Director	Legal Executive director at Pampa Energía
Luis Rodolfo Secco	4/17/2024	2025	Independent Director	Economist
Carlos Alberto Olivieri	4/17/2024	2025	Independent Director	Independent Consultant
Carlos Alberto Di Brico	4/17/2024	2025	Independent Director	Public Accountant
Carlos Alberto Caffarini	4/17/2024	2025	Independent Director	Partner of the law firm Caffarini & Asociados
Federico Alberto Levy Alen	4/17/2024	2025	Independent Director	Partner at pharmaceutical industry
Jorge Romualdo Sampietro	4/17/2024	2025	Alternate Director	Senior Director at Petroquímica Cuyo
Gerardo Carlos Paz	4/17/2024	2025	Alternate Director	Pampa Energía’s legal affairs vice president
Francisco Antonio Macías	4/17/2024	2025	Alternate Director	Partner at Marval O’Farrell Mairal Law Firm
María Agustina Montes	4/17/2024	2025	Alternate Director	Legal affairs and compliance manager at Pampa Energía
Enrique Llerena	4/17/2024	2025	Independent Alternate Director	Partner at Llerena – Amadeo Law Firm
Santiago Alberto Fumo	4/17/2024	2025	Independent Alternate Director	Independent consultant
Martin Irineo Skubic	4/17/2024	2025	Independent Alternate Director	Manager of Alliances and New Business Development Latam South at Elli Lilly Interamerica
Hernán Castrogiovanni	4/17/2024	2025	Independent Alternate Director	Coordinator of the General Directorate of Project Analysis at the FGS-Anses
Gastón Ignacio Marra	4/17/2024	2025	Independent Alternate Director	Advisor at the ANSES

Horacio Jorge Tomás Turri is currently Executive Director of oil and gas at Pampa Energía. From August 1997 to March 2000, Mr. Turri was Chief Executive Officer of Hidroeléctrica Piedra del Águila. From 1994 to 1997, he was Chief Executive Officer of Gener Argentina S.A. Prior to 1994, he was Development Assistant Manager at Central Puerto S.A. From 1990 to 1992, Mr. Turri worked as investment project’s analyst for the oil, gas, and electricity sectors at SACEIF Luis Dreyfus. He also worked at Arthur Andersen & Co. and Schlumberger Wireline in 1987-1990 and 1985-1987, respectively. He is CIESA’s Chairman, as well. Mr. Turri is an Industrial Engineer and received his degree at Instituto Tecnológico Buenos Aires. He was born on March 19, 1961.

Luis Alberto Fallo holds a degree in Accounting from the Universidad de La Plata and a Master's degree in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies). He currently serves as Director of Simali S.A., Executive Director of Sagua Argentina S.A., President of Beau Lieu S.A., President of Finca de Los Andes S.A., Vice President of Aguas de Santiago S.A., President of PEPCA S.A. and Vice chairman of CIESA, President of First Class Flights S.A~~.~~  and Vice President of Hostería Las Balsas S.A. Since 1992 he has worked with Grupo Sielecki, the main and controlling shareholder of several companies to which he serves as Director. He was born on January 29, 1960.

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

María Carolina Sigwald has been a member of the Board of Directors of Pampa Energía since 2018 and serves as Executive Director of Legal Affairs of Pampa Energía. Ms. Sigwald worked at the legal department of Central Puerto S.A., and then served as an associate at the New York office at Chadbourne & Parke and then worked at the Corporation Interamericana de Inversiones (IIC) based in Washington. In 1998, Ms. Sigwald returned to Argentina and founded the firm Díaz Bobillo, Sigwald & Vittone, in which she served as an external consultant for energy companies. Before joining as a director at Pampa Energía, between 2015 and 2017, Ms. Sigwald was the director of regulatory and legal affairs at Edenor. Ms. Sigwald is also a member of the boards of CITELEC, CT Barragán, Transba, CIESA., Comercializadora e Inversora S.A. y Vientos de Arauco Renovables S.A.U. and alternate director of Transener, Vientos Solutions Argentina S.A.U. y Fiplasto S.A. In addition, Ms. Sigwald acts as Vice-Chairman of Enecor, Autotrol, Pampa Energía Soluciones S.A., Digipa S.A., Pampa Energía Bolivia S.A. y Generación Argentina S.A. Ms. Sigwald is also member of the administration committee of Fundación Pampa Energía Comprometidos con la Educación.. Ms. Sigwald holds a law degree with honors from University of Buenos Aires. She was born on November 15, 1967.

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

Carlos Alberto Caffarini holds a law degree from the UBA. During his professional career he has held several positions as advisor to various public administration bodies as well as participated in the drafting of various laws and regulations with an impact on the regulatory framework of national transport and logistics. Likewise, in his private practice he provides legal advice to several organisations and is a partner of the law firm Caffarini & Asociados. He was born on October 22, 1952.

Federico Alberto Levy Alen holds a public accountant degree from the Universidad del Salvador and a specialization in capital markets from the Universidad del CEMA. Since September 2013 he acts as partner in a La Franco pharmacy. Previusly he acted as financial advisor in Banco Galicia.

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

María Agustina Montes is an alternate member of Pampa Energía’s Board of Directors. Energy. Ms. Montes is a lawyer graduated from the University of Buenos Aires. She currently works as Corporate Legal and M&A Manager of the Company, having joined the company in 2011. She has also worked at Cleary, Gottlieb, Steen & Hamilton in their New York office during 2014. Previously, Ms. Montes worked as an attorney at Bruchou, Fernandez Madero & Lombardi. Currently, Ms. Montes serves as a director of HINISA and Pampa Energía Bolivia S.A., and as an alternate director of Enecor, S.A., and as a member of the board of directors of Enecor, S.A. alternate director of Enecor and, HIDISA, Transba, TGS, CITELEC, CTB, Digipa S.A., CISA, VAR and Autotrol. Ms. Montes serves as president of Trovinver S.A. She was born on September 28, 1981.

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

Hernán Castrogiovanni holds a degree in organizational management and a master’s degree in energy from the University of Buenos Aires. He is currently coordinator of the General Directorate of Project Analysis at the FGS-Anses, where he has been working since 2004.

Gastón Ignacio Marra holds degrees in business administration and organizational information systems, both from the University of Buenos Aires. He currently works as an advisor to the general management at ANSES where he has held various positions since 2014. He was born on August 17, 1970.

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

The current composition of the Executive Committee was decided by the Board of Directors at its meetings of April 17, 2024. Horacio Jorge Tomás Turri, Luis Alberto Fallo, Pablo Viñals Blake and María Carolina Sigwald are in office for a term of one fiscal year, until the meeting that considers the financial statements as of December 31, 2024.

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

B. Compensation

The remuneration paid by us during the year 2023 to the members of our Board of Directors and executive officers amounted to Ps. 342 million and Ps. 1,233 million, respectively. We do not grant pension or retirement plans or other benefits to members of our Board of Directors or to our executive officers.

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

Audit Committee

According to the Capital Markets Law, publicly listed companies must have an Audit Committee "that will function on a collegiate basis with three or more members of the Board of Directors, the majority of whom must be independent under CNV regulations." The Audit Committee operates under its Charter of Procedure, which was approved in its meeting held in 2013 in accordance with the requirements of the Capital Markets Law. The Charter of Procedure require that the majority of the members that form the Audit Committee must be independent according to the CNV's standards. Audit Committee members are designated by a simple majority of the Board of Directors, at the first meeting following designation of the members of the Board of Directors, and they hold office until their successors are designated. The Audit Committee adopts its own regulations and must prepare a working plan for each fiscal year.

The Board of Directors meeting held on April 17, 2024 appointed the current members of the Audit Committee, who as of the date of this Annual Report are Carlos Alberto Di Brico, Carlos Alberto Olivieri and Luis Rodolfo Secco and their respective alternates, Martin Irineo Skubic, Santiago Alberto Fumo and Enrique Llerena. All of Audit Committee members meet the independence criteria set forth under Rule 10 A-3 of the Exchange Act, SEC regulations and NYSE Standards, but according to CNV rules Mr. Carlos Olivieri does not qualify as independent since he has served as director for more of ten years.

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

Also, regarding the internal and external auditors, the Audit Committee must:

-	review their plans; and

-	evaluate and give an opinion on their plans and performance when issuing the annual Financial Statements.

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

The aggregate compensation paid by us for the fiscal year ended December 31, 2023 to the members of the Audit Committee was Ps. 120 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

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

The aggregate compensation paid by us for the fiscal year ended December 31, 2023 to the members of the Statutory Committee was Ps. 65 million. We do not provide pension, retirement or similar benefits for syndics and alternate syndics.

The following table sets forth the current membership of our Statutory Committee, each of whom was appointed at the 2024 Shareholders’ Meeting, the year when each member was initially appointed and the year when their term expires:

Name	Member since	Term Expires	Position
Pablo Fabián Waisberg	8/21/2020	2025	Syndic
José Daniel Abelovich	4/21/2020	2025	Syndic
María Valeria Fortti	4/21/2020	2025	Syndic
Marcelo Héctor Fuxman	4/21/2020	2025	Alternate Syndic
Fernando Pedro Tetamanti	8/21/2020	2025	Alternate Syndic
Héctor Horacio Canaveri	4/19/2023	2025	Alternate Syndic

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

Corporate Governance Practices; NYSE Requirements

See “Item 16G. Corporate Governance.”

D. Employees

The following table sets out the number of employees per department as of December 31, 2023, 2022 and 2021:

	Number of Employees as of December 31,
Department	2023	2022	2021
General	2	2	2
Administration, Finance and Services	121	118	118
Human Resources	29	27	27
Legal Affairs	11	11	11
Public and Regulatory Affairs	12	11	11
Safety and Environmental	30	30	31
Business	72	73	76
Internal Audit	5	4	4
Operations	840	814	822
Trainees program	3	5	6
Total	1,125	1,095	1,108

The following table sets out the number of employees according to geographical location as of December 31, 2023, 2022 and 2021:

	Number of Employees as of December 31,
Location	2023	2022	2021
City of Buenos Aires	301	290	289
Province of Buenos Aires	445	444	455
Province of Chubut	55	54	59
Province of La Pampa	17	14	13
Province of Neuquén	156	141	138
Province of Río Negro	63	65	59
Province of Santa Cruz	85	84	92
Province of Tierra del Fuego	3	3	3
Total	1,125	1,095	1,108

As of December 31, 2023, 2022 and 2021, the number of temporary employees working for us was 55, 51 and 47, respectively.

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

Our collective bargaining agreements with our unions were approved by the competent Argentine authority and maintain their ultra-activity as established by current legislation. Regarding the salary corresponding to 2023, we signed agreements for the period of April 1, 2023 to March 31, 2024. This is a consequence of the fact that tgs salary period comprises from the month of April of each year to the month of March of the following year. We are currently in negotiations with trade unions to conclude bargaining agreements for the period April 1, 2024 – March 31, 2025, but the status of this negotiation remains uncertain.

As of December 31, 2023, approximately 79% of our workforce is under trade union representation, having the same employment benefits. The unions that represent such employees are Unión del Personal Superior del Gas, Federación Argentina del Gas Natural de la República Argentina (which groups the unions of the capital, Bahía Blanca and Patagonia Sur) and Sindicato de Trabajadores de la Industria del Gas Natural Derivados y Afines of Neuquén and Río Negro.

E. Share Ownership

As of April 17, 2024, the following members of our board of directors and our senior management had an ownership interest in our Class B shares of: Carlos Olivieri (0.001%), Carolina Sigwald (0.005%), Martín Skubic (0.001%) and Oscar Sardi (0.005%).

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

A. Major Shareholders

The following table sets forth certain information with respect to each shareholder known to us to beneficially own five percent or more of our common stock as of March 31, 2024:

Name of Beneficial Owner	Number of Shares(1)		Percent of Total Common Shares	Class
CIESA	405,192,594		51.00%	A
FGS	190,685,633		24.00%	B
Holders through BYMA	79,438,009		10.00%	B
Treasury shares	41,734,225		5.25%	B
ADRs through Citi	77,444,822	(1)	9.75%	B
Total	794,495,283		100.00%	--

(1) Equivalent to 15,488,257 ADRs.

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

Repurchase of Shares

On May 9, 2018, our Board of Directors approved a first program for the acquisition of our Shares in the open market. Since then, our Board of Directors has approved new share repurchase programs. For additional information of such programs, please see “Item 16E. Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers.” As of December 31, 2021, we had 41,734,225 treasury shares, representing 5.25% of the total share capital. The acquisition cost of the same in the market amounted to Ps. 10,924 million (together with the trading premium on treasury stock of Ps. 3,169 million) which, in accordance with the provisions of Title IV, Chapter III, article 3.11.c) and e) of the CNV’s Rules, restricts the amount of the realized and liquid gains mentioned above that we may distribute to our shareholders.

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

•
compression and treatment of natural gas services. On November 1, 2016, Pampa Energía assigned the operation of the Río Neuquén area and its related contracts to YPF. Until that date, our transactions under those contracts were reported as transactions with related parties of our Midstream business segment.

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

The details of significant transactions with related parties as of December 31, 2023, are as follows:

Revenues				Costs				Financial results
Company	Natural Gas Transportation	Production and commercialization of Liquids	Midstream	Gas purchase and others	Compensa-tion for technical assistance	Revenues for administrative services	Selling expenses	Interest expenses	Interest income / fair value results
	(in thousands of pesos)
Controlling shareholder:
CIESA	-	-	-	-	-	219	-	-	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	3,460,789	8,605,778	17,632,528	16,522,448	6,078,353	-	-	917,514	-
tgs´ associates with significant influence:
Link	-	-	141,201	-	-	-	-	-	-
Other related companies:
SACDE.	-	-	53,269	-	-	-	-	-	-
Comercializadora e inversora S.A.	700,506	-	-	-	-	-	-	-
Transener S.A.	-	-	593	-	-	-	-	-	-
Oleoductos del Valle S.A.	89,665	-	-	-	-	-	-		-
CT Barragan	-	-	59,891	-	-	-	-	-	6.810,283
Fundación tgs	-	-	-	-	-	-	141,456	-	-
Total	4,250,960	8,605,778	17,887,482	16,522,448	6,078,353	219	141,456	917,514	6.810,283

As of December 31, 2023, we have a balance of Ps. 9,983 million corresponding to dollar linked notes issued by CT Barragán S.A. that amortize the total principal on June 4, 2023, November 2024 and May 2025.

Additionally, during the year ended December 31, 2023, we received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., construction engineering services for Ps. 41,078 million which are activated within the balance of advances to suppliers.

For additional information regarding revenues, costs, and outstanding balances relating to transactions with related parties as of and for the year ended December 31, 2023, see Note 21 to our Financial Statements included in this Annual Report on Form 20-F.

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

As of December 31, 2023 and 2022, we recorded a provision of Ps. 2,153.4 million and Ps. 5,161.3 million, respectively, in respect of this claim under the line item “Provisions,” which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date.

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

Our management believes we have sufficient valid arguments to defend our position, and thus, we have not recorded any liability from the charge for natural gas consumptions from the date of obtaining the injunction until April 1, 2016, and of the effective date of Resolution No. 28 issued on March 28, 2016 by the former Ministry of Energy.

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

On April 8, 2021, we submitted a complaint to the Supreme Court of Justice of the Nation (“CSJN”) regarding the partial denial of the extraordinary federal appeal related to the objection of arbitrariness. The ongoing process is currently being handled by Secretary No. 4 of the CSJN. The primary case file was forwarded to the CSJN on August 20, 2021 and is presently under review.

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

Environmental matters

We are subject to extensive environmental regulations in Argentina. Our management believes that our current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. We have not incurred in material environmental liabilities as a result of our operations to date. As of December 31, 2023 and 2022, the total amount of these provisions amounted to Ps. 81.1 million and Ps. 182.2 million, respectively.

Others

In addition to the matters discussed above, we are a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. Our management and our legal advisors estimate that the outcome of these differences will not have significant adverse effects on our financial position or results of operations. As of December 31, 2023 and 2022, the total amount of these provisions amounted to Ps. 168.4 million and Ps. 241.0 million, respectively.

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

A summary of the dividends declared and paid during the five most recent fiscal years is set forth below:

Dividends declared and paid
Year ended December 31,	(in millions of Ps.)(1)	(in millions of U.S.$)(2)	(Ps.per share)(1)	(U.S.$ per share)(2)	(U.S.$ per ADS)(2)
2019(3)(4)	17,683	222.4	22.78	0.286	1.432
2020	-	-	-	-	-
2021	-	-	-	-	-
2022	-	-	-	-	-
2023	-	-	-	-	-

(1)	Stated in Ps.at Current Currency.

(2)	Stated in U.S. dollars translated from pesos at the exchange rate in effect on the payment date.

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

(4)
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

The General Annual Shareholders’ Meeting held on April 17, 2024 approved to allocate Ps.1,783 million to the Legal Reserve and to allocate Ps. 751,449 million to the “Reserve for capital expenditures, acquisition of treasury shares and/or dividends” (the “2024 Reserve”) and to delegate to the Board of Directors the decision to use the 2023 Reserve to make investments, distribute dividends or repurchase stock. The amount of the 2023 Reserve will be restated in constant pesos at any given time pursuant to CNV Resolution No. 777/2018. To determine the maximum distributable amount out of the 2023 Reserve, the restated amount of the stock that has actually been repurchased and the additional paid-up capital must be determined in advance, since an amount equal to such stock already repurchased cannot be released to shareholders pursuant to the provisions of the CNV Rules.

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

According to data provided by the Depositary, as of March 31, 2024, there were 15,488,257 ADSs outstanding. Such ADSs represented approximately 9.75% of the total number of issued and outstanding Class B Shares as of such date.

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

The 2021 Shareholders’ Meeting amended our Bylaws in order to let shareholders meetings may be duly convened remotely. The CNV approved the amendment to our By-laws, which was approved by the General Inspection of Justice on November 19, 2021.

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

The 2018 Notes were issued pursuant to the program, which provides for the issuance of up to a maximum principal amount of U.S.$2,000 million in notes, and was authorized by resolutions of an extraordinary shareholders’ meeting dated April 25, 2013, April 13, 2017 and April 19, 2023, and by resolutions of our Board of Directors adopted on July 23, 2013, December 23, 2013, June 29, 2017 and August 7, 2023. The program was also authorized by the CNV by Resolution No. 17,262 dated January 3, 2014, Resolution No. 18,938 dated September 15, 2017 and Resolution No. DI-2023-52-APN-GE# dated October 11, 2023.

The scheduled maturity date of the 2018 Notes is January 3, 2029. The 2018 Notes accrue interest at an annual fixed rate of 6.750%, payable semiannually.

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

Lease with Pampa Energía

On August 11, 2016, we entered into a financial lease agreement with Pampa Energía. Starting on such date and for a term of nine years and 11 months (the “Leasing Payment Term”), Pampa Energía is leasing to us certain assets for a book value as of December 31, 2023 of Ps. 8,416 million, which we utilize in our Midstream business segment. Monthly lease payments to Pampa Energía amount to U.S.$0.6 million, before taxes.

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

On September 1, 2019, the Argentine government issued Decree No. 609/2019, imposing temporary exchange controls until December 31, 2019. On December 27, 2019, the Argentine government enacted Decree No. 91/2019, which permanently extended the exchange controls initially set to expire on December 31, 2019. The Consolidated Text of the Rules on Foreign Exchange and Changes is currently outlined in Communication “A” 7953 (current text; hereinafter referred to as the “Consolidated Text”), issued by the Central Bank of the Argentine Republic (hereinafter, the “BCRA” or the “Central Bank”). Below is a brief summary of the exchange control rules currently in effect.

Exports of goods

Generally, goods exporters must enter and settle in pesos, through the Foreign Exchange Market (hereinafter, “MLC”), the proceeds from exports formalized as of September 2, 2019, with different deadlines depending on certain factors (type of exported products, relationship between exporter and importer, etc.). Regardless of the maximum deadlines established in each case, export collections must be entered and settled in the MLC within 5 (five) business days from the collection date.

In certain cases (for example, those holding a certificate of increased exports or those with projects falling under the Export Promotion Regime established by Decree No. 234/21), exchange regulations allow exporters greater access to the MLC to remit funds abroad (for example, to remit dividends or pay services related to foreign financial indebtedness).

Sale of non-financial non-produced assets

The counterpart received by residents for the sale of non-financial non-produced assets to non-residents must be entered in foreign currency and settled in the MLC within 5 (five) business days from the date of fund receipt in Argentina or abroad, or its accreditation in foreign accounts.

Through Communication “A” 7894 from the BCRA, it was established that, in the case of counterpart values entered between November 24, 2023 and December 10, 2023 inclusive, the obligation to enter and settle foreign currency may be considered fully fulfilled when, before the second date, at least 50% of the received amount has been settled through the MLC, and for the remaining percentage, the client has carried out buying and selling transactions with securities acquired with settlement in foreign currency and sold with settlement in local currency.

Additionally, through this Communication, the option for the client to credit the funds in pesos generated from the aforementioned operations to a special account with remuneration determined based on the evolution of the reference exchange rate established in Communication “A” 3500 or to be applied to the direct subscription of BCRA Internal Bills in US dollars liquidable in pesos at the reference exchange rate of Communication “A” 3500 from the BCRA was eliminated.

Exports of Services

Payments for the provision of services by residents to non-residents must be entered and settled in the MLC within a maximum period of 5 (five) business days from the date of their perception abroad or in the country, or their accreditation in foreign accounts. There are exceptions to the obligation to settle in the MLC the foreign currency entered as a counterpart for certain exports of certain services expressly contemplated in point 2.2.2. of the Consolidated Text, subject to compliance with various requirements provided therein by both individuals and legal entities.

The application of service export payments to the repayment of capital and interest on foreign financial indebtedness or public debt securities in the country denominated in foreign currency and whose services are payable in foreign currency in the country is allowed, provided that the requirements set forth in point 7.9 of the Consolidated Text are met.

Likewise, to the extent that certain requirements set forth in points 3.11.3. and 7.9.5 of the Consolidated Text are met, it is allowed for service export payments to be accumulated in accounts opened in local or foreign financial entities, for the amounts due in debt contracts, in order to guarantee the cancellation of the capital and interest services of foreign financial indebtedness and/or issuances of public debt securities in the country denominated in foreign currency and whose services are payable in foreign currency in the country.

With the assumption of the new President of the Republic of Argentina, on December 13, 2023, Decree of Necessity and Urgency No. 28/2023 was published in the Official Gazette, establishing that the counterpart of the export of services performed in the country, whose effective use or exploitation takes place abroad, must be entered into the country in foreign currency and/or traded, 80% through the MLC, with the exporter having to carry out buying and selling transactions for the remaining 20%, acquiring negotiable securities with settlement in foreign currency and selling with settlement in local currency. It should be noted that, prior to the publication of Decree 28/2023, 50% had to be entered into the country in foreign currency and/or traded through the MLC, and for the remaining 50%, the aforementioned operations had to be carried out.

Increment Export Program

Through Decree No. 576/2022 dated 04.09.2022, the Extraordinary and Transitory Increment Export Program (hereinafter, the “Program”) was created, which included measures related to the exports of soybean manufactures and the settlement of foreign currency in the MLC. Notwithstanding the above, on September 18, 2022, the BCRA issued Communication “A” 7609, establishing that legal entities that have sold goods under Decree 576/2022 to those who export them directly or as a result of a production process carried out in the country cannot: (i) access the MLC to make foreign currency purchases for the formation of external assets of residents, remittance of family assistance, and derivatives operations; (ii) enter into various operations with securities contemplated in point 4.3.2 of the Consolidated Text.

The Program was reinstated by Decree No. 787/2022 and later by Decree No. 194/2023, which expanded the Program to include Regional Economies.

On July 23, 2023, Decree No. 378/2023 was issued, establishing that those who, within the framework of joining the Program, settle until 08.31.2023, inclusive, the foreign currency corresponding to the goods whose tariff positions are included in Decree 194/2023, including cases of pre-financing and/or post-financing of exports from abroad or an advance settlement, do so at a transitory exceptional counterpart of ARS 340 per US dollar, including corn and exports of regional economies.

On September 30, 2023, Decree No. 492/2023 was issued, extending the application of the Program until October 25, 2023, as well as the extraordinary and transitory expansion of the Program for those subjects who have exported, at any time during the 18 immediate months prior to October 2, 2023, the goods included in the Common Nomenclature of MERCOSUR as determined by the Ministry of Economy. It also established that the date for settling foreign currency and paying the sums in advance of export duties should be made until October 20, 2023 inclusive.

On the other hand, Decree No. 492/2023 established that 75% of the counterpart of the goods’ export should be entered into the country in foreign currency and traded through the MLC, with the exporter, for the remaining 25%, conducting buying and selling operations with negotiable securities acquired with settlement in foreign currency and sold with settlement in local currency.

On October 23, 2023, Decree No. 549/2023, a modification of Decree 492/2023, was issued, establishing until 11.17.2023, that the counterpart of the export of services, whose effective use or exploitation takes place abroad, and the export of goods included in the Common Nomenclature of MERCOSUR, including cases of pre-financing and/or post-financing of exports from abroad or an advance settlement, must be entered into the country in foreign currency and/or traded, 70% through the MLC with the exporter having to conduct buying and selling operations for the remaining 30% with negotiable securities acquired with settlement in foreign currency and sold with settlement in local currency.

On November 21, 2023, Decree No. 597/2023 was issued, which:

(i) extended until December 10, 2023 the differential dollar for exports;

(ii) established that the counterpart of the export of services performed in the country, whose effective use or exploitation takes place abroad, and the export of goods included in the Common Nomenclature of MERCOSUR, including cases of pre-financing and/or post-financing of exports from abroad or an advance settlement, must be entered into the country in foreign currency and/or traded, 50% through the MLC, with the exporter having to conduct buying and selling operations for the remaining 50% with negotiable securities acquired with settlement in foreign currency and sold with settlement in local currency.

With the assumption of the new President of the Republic of Argentina, on December 13, 2023, Decree of Necessity and Urgency No. 28/2023 was published in the Official Gazette, establishing that the counterpart of the export of services performed in the country, whose effective use or exploitation takes place abroad, as well as the export of goods included in the Common Nomenclature of MERCOSUR, including cases of pre-financing and/or post-financing of exports from abroad or an advance settlement, must be entered into the country in foreign currency and/or traded, 80% through the MLC, with the exporter for the remaining 20%, conducting buying and selling operations for negotiable securities acquired with settlement in foreign currency and sold with settlement in local currency. It should be noted that, before the publication of Decree 28/2023, 50% had to be entered into the country in foreign currency and/or traded through the MLC, and for the remaining 50%, the aforementioned operations had to be carried out.

Import of Goods and Services

According to Communication “A” 7490, payments for services to related foreign counterparts cannot be made without the prior approval of the BCRA, except for the following cases: (i) credit card issuers for tourism and travel expenses not requiring prior BCRA approval under point 4.1.4 of the Consolidated Text; (ii) local agents collecting funds in the country for services provided by non-residents to residents; (iii) entities for expenses paid to foreign entities for their usual operations; (iv) reinsurance premiums abroad; (v) transfers made by travel assistance companies for health coverage payments originated from services provided abroad by third parties to their resident clients; (vi) payments for operating leases of ships authorized by the Ministry of Transportation of the Nation for exclusive use by another non-related resident; (vii) payment of debt capital from maturity, when the client has a “Certificate of Increased Export of Goods”; (viii) payment from maturity of an obligation for a service provided at least 180 consecutive days before accessing the MLC or derived from a contract signed similarly when a certificate issued in the 5 (five) business days prior by an entity is held; (ix) payment of debt capital from maturity, when the client has a “Certification for access to foreign exchange regimes for incremental production of oil and/or natural gas”; and (x) payment of debt capital from maturity through a swap and/or arbitrage operation with funds deposited in a “Special Account for the promotion of the knowledge economy” of the client, and the client has a “Certification for direct investment contributions under the knowledge economy promotion regime.”

On December 13, 2023, the BCRA issued Communication “A” 7917, establishing a release of imports and a new access system to the MLC, stating that, starting from December 13, 2023:

For the payment of imports of goods: (i) it will not be necessary to have a declaration made through the Argentine Republic Import System (SIRA) in “exit” status as an MLC access requirement, nor to validate operations in the “Single Foreign Trade Current Account” system; and (ii) entities may grant MLC access without prior BCRA approval for deferred payments of new imports of goods with customs entry registration when, in addition to other requirements, it is verified that the payment respects the schedule according to the type of goods. It also establishes that: (i) entities may grant MLC access without prior BCRA approval for deferred payments of new imports of goods with customs entry registration starting from December 13, 2023 before the deadlines set out in point 1.2 of Communication “A” 7917 when, in addition to other requirements, the payment falls within the situations outlined in said Communication; (ii) MLC access for pending customs entry payment requires prior BCRA approval, except if the payment falls within the situations provided in point 3 of the Communication; (iii) MLC access for payments of imports for goods whose customs entry registration occurred until December 12, 2023 will require prior BCRA approval, except for exceptions.

For the payment of services provided by non-residents: (i) it will not be necessary to have a sworn statement made through the Argentine Republic Import and Payment of Services System (SIRASE) in “approved” status, nor to validate the operation in the “Single Foreign Trade Current Account” system; and (ii) entities may grant MLC access without prior BCRA approval to make payments for services provided by non-residents, payments for new imports of services provided or accrued from December 13, 2023 when, in addition to other applicable regulatory requirements, the payment falls within certain situations. Regarding services provided by non-residents performed and/or accrued until December 12, 2023, prior BCRA approval will be required, except for exceptions.

On January 11, 2024, the BCRA issued Communication “A” 7945, through which it decided to incorporate, as point 3.x of Communication “A” 7917, among the exceptions to what is provided in points 1.3. and 1.4. of said Communication, those payments for imports of goods made by a natural or legal person for the supply of a critical medicine whose customs entry registration is made through a particular request.

On January 25, 2024, the BCRA issued Communication “A” 7952, allowing entities to grant access to the MLC to customers from February 10, 2024, for the payment of debts for imports of goods and services before December 13, 2023, covered by points 1.5. and 2.4. of Communication “A” 7917 and related points, provided that other regulatory requirements are met and it is verified that:

i.	The customer is a natural or legal person classified as a MiPyMe according to the rules for determining the micro, small, and medium-sized enterprise condition.

ii.	The total amount of debt for imports of goods and services before December 13, 2023, pending payment is less than or equal to U.S.$ 500,000.

iii.	The customer has registered all of its debts for imports of goods and services in the “Commercial Debt Register for Imports with Foreign Suppliers.”

iv.	Payments made do not exceed the equivalent amount declared in the aforementioned register.

v.	The transaction is declared, if applicable, in the last overdue submission of the External Assets and Liabilities Survey.

vi.
The entity has a sworn statement from the customer confirming that all debts for imports of goods and services before December 13, 2023, have been declared in the aforementioned register, the amount owed does not exceed the equivalent of U.S.$ 500,000, and the amounts paid do not exceed the limits set out in point 1.4 of Communication “A” 7952.

Additionally, Communication “A” 7952 states that importers of goods and services who have acquired Bonds for the Reconstruction of a Free Argentina in a primary subscription may sell securities with settlement against cable to a third-party account abroad, starting from April 1, 2024, under the following conditions:

i.
The market value of the transactions does not exceed the difference between the value obtained by selling with settlement in foreign currency abroad of the Bonds for the Reconstruction of a Free Argentina acquired in the primary subscription and their nominal value, if the former is lower.

ii.	The accounts to be credited are not located in countries or territories where the recommendations of the Financial Action Task Force are not applied or not sufficiently applied.

External Assets

Generally, prior approval from the Central Bank is required for the formation of foreign assets (e.g., foreign currency purchase, among others) and for derivative transactions by legal entities, local governments, mutual funds, trusts, and other Argentine entities. Individuals must request prior approval when the value of such assets exceeds U.S.$200 or U.S.$100 (in the case of cash purchases) in any calendar month.

External Financial Indebtedness

Borrowers must enter and settle in MLC (Moneda Libremente Convertible) the financially disbursed debts from September 1, 2019, as a condition, among others, to access MLC to meet their capital and interest service requirements.

Subject to compliance with the established regulations, access to MLC will be granted for the prepayment of capital and interest up to 3 (three) business days before the due date of the capital or interest service payment.

Moreover, and subject to compliance with the stipulated requirements, access to MLC will be granted for the prepayment, up to 45 consecutive days in advance, of the capital and interest of financial debts with foreign entities or debt securities publicly registered in the country denominated in foreign currency when the prepayment is executed within the context of a debt refinancing process. Communication “A” 7030, and its subsequent modifications, establishes the prior approval of the Central Bank until December 31, 2023, for the cancellation of capital services of financial debts with foreign entities, provided that the creditor is a related party, with certain exceptions. In this context, the BCRA will provide access to companies, given that the refinancing plan adheres to the following criteria: (i) the net amount for which access to MLC will be granted under the original terms will not exceed 40% of the capital amount due, except for specific exceptions outlined in the Ordered Text that permit access for a higher percentage; and (ii) the remaining capital has been, at a minimum, refinanced with new external indebtedness having an average life of 2 (two) years. This refinancing plan must be submitted to the BCRA at least 30 consecutive days before the capital is due to be refinanced.

Clients recording settlements of new financial debts with foreign entities and holding an income certification issued by an entity may access MLC for the following purposes: (i) Payments for the importation of goods without the prior approval required by the complementary provisions established in the Ordered Text; (ii) Payments for services to related counterparts without the prior approval of the BCRA, to the extent that it is a payment from the maturity of an obligation for a service provided at least 180 consecutive days before access or derived from a contract signed with a similar lead time; or (iii) Payments of capital in advance of the maturity of commercial debts for the importation of goods and services, provided that the average life of the new indebtedness is at least 2 (two) years longer than the remaining average life of the pre-canceled debt.

Access to MLC before maturity will typically require prior approval from the BCRA unless: (i) there are foreign currency financings by local entities for foreign currency expenses through credit or purchase cards and/or (ii) there are foreign currency financings by local financial entities canceled with the entry of indebtedness from abroad, in accordance with the provisions of Communication “A” 7532.

Debt among residents

Accessing MLC for the settlement of debts and other financial obligations in foreign currency, entered into from September 1, 2019, is generally prohibited, except for specific cases (such as payments related to credit cards).

Profits and Dividends

For remitting foreign currency abroad as profits and/or dividends to non-resident shareholders, obtaining prior approval from the Central Bank is mandatory, subject to certain exceptions.

Non-residents

Non-residents are required to secure prior approval from the Central Bank to access MLC for acquiring foreign currency, with only a few exceptions allowed.

Information System

In all cases, and upon meeting the remaining requirements applicable to each case, access to MLC will be granted for the payment of financial or commercial debts and for paying profits or dividends, provided that such debts are reported through the information system of the Central Bank established by Communication “A” 6401, and its amendments.

Outflows

The Consolidated Text requires prior approval from the Central Bank to transfer funds abroad, unless the interested party submits various sworn statements, notably those related to the absence of (i) holdings in foreign currency not deposited in financial institutions, Argentine deposit certificates representing foreign shares (CEDEARS), and/or available liquid external assets exceeding the equivalent of U.S.$ 100,000; (ii) own operations and, in certain cases, those of its direct controllers and/or other companies that make up its economic group, conducted with securities (MEP dollar, settlement with liquidation, etc.) within a specified period; (iii) economic benefits granted by the State (soft credits pending cancellation, etc.); and (iv) the delivery of funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any individual or legal entity, resident or non-resident, linked or not, receiving, as a prior or subsequent consideration, directly or indirectly, by itself or through a linked, controlled, or controlling entity, external assets, crypto assets, or securities deposited abroad.

Indeed, for access to MLC, a sworn statement is required, among other things, in which:

(i) it is declared that no sales of securities have been made through the settlement of foreign currency;

(ii) there have been no exchanges of securities issued by residents for external assets;

(iii) there have been no transfers of securities to deposit institutions abroad;

(iv) no securities issued by non-residents with settlement in pesos have been acquired in the country;

(v) no Argentine deposit certificates representing foreign shares have been acquired;

(vi) no securities representing private debt issued in foreign jurisdictions have been acquired;

(vii) no funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) have been delivered to any individual or legal entity, resident or non-resident, linked or not, receiving as a prior or subsequent consideration, directly or indirectly, by itself or through a linked, controlled, or controlling entity, external assets, crypto assets, or securities deposited abroad during the 180 (one hundred and eighty) consecutive days prior to accessing MLC;

(viii) no funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) have been delivered to any individual or legal entity, exercising a direct control relationship over it, or to other companies within the same economic group, except those directly associated with routine transactions between residents for the acquisition of goods and/or services, during the following 180 (one hundred and eighty) consecutive days; and

(ix) the applicants also commit not to carry out such operations during the following 180 (one hundred and eighty) consecutive days.

Regarding the aforementioned deadlines, the period to be considered will be 90 (ninety) consecutive days for operations carried out before April 21, 2023, if they involve securities issued under Argentine law, and 180 (one hundred and eighty) consecutive days for operations carried out from April 21, 2023, and always concerning securities issued under foreign law.

For those exercising a direct control relationship, the 180 (one hundred and eighty) consecutive days period will only apply to deliveries made from April 21, 2023, with the 90 (ninety) days rule applying to deliveries made before. In the case of legal entities that are part of the same economic group but did not exercise control over the client until May 11, 2023, the provisions will only apply to deliveries made from May 12, 2023. It is also noteworthy that there is another sworn statement in which those seeking access to MLC commit to liquidate, within 5 (five) business days of their availability, any funds received abroad from the collection of loans granted to third parties, the collection of a time deposit, or the sale of any type of asset when the asset has been acquired, the deposit established, or the loan granted after May 28, 2020.

Moreover, as a result of Communication “A” 7766 from the BCRA dated May 11, 2023, for cases where the client is a legal entity, for the operation not to be subject to the prior approval requirement, the entity must have a sworn statement detailing: (i) individuals or legal entities exercising a direct control relationship over the client; and (ii) other legal entities with which it forms the same economic group.

Companies that share a control relationship as defined in points 1.2.1.1 and 1.2.2.1 of the Consolidated Text, within the “Large Exposures to Credit Risk” regulations, should be considered members of the same economic group. Similarly, to determine the existence of a direct control relationship, the types of relationships specified in point 1.2.2.1 of the aforementioned “Large Exposures to Credit Risk” regulations must be considered.

Additionally, in accordance with the provisions of Communication “A” 7772 from the BCRA dated May 19, 2023, the aforementioned conditions can be considered fulfilled by the entity if the client submits a sworn statement stating that, within the detailed periods, they did not deliver funds in local currency or other liquid local assets to any individual or legal entity in the country, except those directly associated with routine operations in the course of their business activities. For cases where the client does not submit the mentioned sworn statement, they can present a sworn statement declaring that they have not delivered funds in local currency or other liquid local assets to any individual or legal entity in the country (including direct controllers and members of the economic group), stating (i) that within the specified period in the Consolidated Text, they have not concluded or will conclude the envisaged transactions; and (ii) that in the preceding 180 (one hundred and eighty) consecutive days, they have not received funds in local currency or other liquid assets in the country, except for those associated with routine operations originating from the client or from any of the individuals or legal entities, direct controllers, and members of the economic group informed, to whom funds have been received; or alternatively, they can submit the sworn statements of individuals, whether human or legal, direct controllers, or members of the economic group, who received funds.

On September 7, 2023, the BCRA issued Communication “A” 7838, in which it specified that the sworn statements established in points 3.8.4., 3.16.3.1, and 3.16.3.2 of the Consolidated Text refer to the direct or indirect arrangement or on behalf of third parties of transactions with securities included in these points. Despite the brief and vague text of Communication “A” 7838, on the same date, the BCRA issued a Statement that goes beyond what is stipulated in Communication “A” 7838. The Statement urges entities to sign a sworn statement that contains content not derived from Communication “A” 7838, and it clarifies that, to access the MLC, the sworn statement must include a declaration that shareholders and directors have not carried out transactions with securities.

On September 28, 2023, the BCRA issued Communication “A” 7852, in which it established that, in the preparation of sworn statements provided for in points 3.16.3.1 and 3.16.3.2, sales of securities settled in foreign currency in the country or abroad should not be taken into account when the total funds obtained from such settlements have been or will be used within 10 (ten) consecutive days for the following operations:

(i) payments from the maturity of principal or interest on new financial borrowings from abroad disbursed from October 2, 2023, and which include, at a minimum, a 1 (one) year grace period for the payment of principal;

(ii) repatriations of capital and income associated with direct investments by non-residents, received from October 2, 2023, provided that repatriation occurs, at a minimum, 1 (one) year after the capital contribution is made and compliance with the legal mechanisms provided for in such cases;

(iii) payments from the maturity of principal and interest on debt securities issued from October 2, 2023, with public registration in the country, denominated and subscribed in foreign currency, whose services are payable in the country and include a minimum of 2 (two) years of grace period for the payment of principal;

(iv) payments from the maturity of principal or interest on financial borrowings from abroad that do not generate disbursements as they are refinancing of capital and/or interest of operations covered in points (i) and (iii), provided that refinancing does not anticipate the maturity of the original debt; and

(v) payments from the maturity of principal or interest on debt securities issued with public registration in the country, denominated in foreign currency, and whose services are payable in the country, which do not generate disbursements as they are refinancing of capital and/or interest of operations covered in the preceding point (iii), to the extent that refinancing does not anticipate the maturity of the original debt.

In all the aforementioned cases, the client must submit a sworn statement stating that the funds received from operations in points (i) to (iii) were used to make payments in the country related to the realization of investments in Argentina.

Furthermore, Communication “A” 7852 from the BCRA establishes that situations allowing the entity to accept the sworn statement of a client with liquid external assets and/or CEDEARs exceeding the limit set in point 3.16.2.1 of the Consolidated Text (U.S.$ 100,000) may also include funds deposited in foreign bank accounts resulting from the sale of securities settled in foreign currency.

It should be noted that, as a rule, prior approval from the BCRA is required if the client is a natural or legal person included by the Federal Administration of Public Revenue (AFIP) in the list of invoices or equivalent documents classified as apocryphal. The list of individuals or legal entities included in this registry by the AFIP is available at the following website: https://servicioscf.afip.gob.ar/Facturacion/facturasApocrifas/default.aspx.

Securities Transactions

El Consolidated Text establishes that transactions of securities entered into abroad cannot be settled in pesos in the country. Operations settled in foreign currency can only be settled in pesos in the country if they are conducted within the country. It also specifies that purchase and sale transactions of securities settled in foreign currency must be paid through one of the following mechanisms:

(i) By transferring funds to and from accounts in the client’s name in local financial institutions.

(ii) Against a cable on bank accounts in the client’s name in a foreign entity not incorporated in countries or territories where the Recommendations of the Financial Action Task Force are not applied or not sufficiently applied.

Under no circumstances is the settlement of these operations allowed through payment in foreign currency banknotes or through their deposit in custody accounts or third-party accounts.

In this regard, the CNV, through General Resolution No. 959/2023 dated April 28, 2023, modified the minimum holding periods for negotiable securities settled in foreign currency and in a foreign jurisdiction, establishing: (i) 1 (one) business day for negotiable securities issued under Argentine law and (ii) 3 (three) business days for negotiable securities issued under foreign law. These periods will not apply to purchases of negotiable securities settled in foreign currency and in a foreign jurisdiction.

For sales of negotiable securities settled in foreign currency and in the local jurisdiction, the minimum holding period will be 1 (one) business day, which will not apply to purchases of negotiable securities settled in foreign currency.

Despite this, it is understood that the acquisition of securities settled in pesos in the country with funds from abroad would not be prevented, as long as the transaction is not documented abroad. Similarly, the transfer of securities from abroad to commissary accounts in Argentina for subsequent sale settled in pesos in the country is not restricted, provided that the operation is arranged within the country.

Furthermore, on May 23, 2023, the CNV issued Resolution No. 962/2023, which modifies the provisions applicable to proprietary trading operations of Agents and incorporates provisions related to the arrangement of operations settled in foreign currency.

Regarding proprietary portfolio operations, it modifies the conditions for accounting the limits of agents’ own portfolios for buying and selling operations of fixed-income securities denominated and payable in dollars issued by the Republic of Argentina. Regarding transactions with settlement in foreign currency, it establishes that agents can only place orders to enter into transactions with settlement in foreign currency that are not fixed-income securities or in US dollars or to transfer securities to or from depository agents abroad, if: (i) during the previous 15 (fifteen) calendar days, the client has not carried out sales transactions of fixed-income securities denominated and payable in US dollars issued by the Republic of Argentina under local and/or foreign law, with settlement in foreign currency, and (ii) there is a clear manifestation of not doing so in the subsequent 15 (fifteen) calendar days.

On August 2, 2023, the CNV approved General Resolution 969/2023, maintaining the provisions of General Resolution 962/2023 and stipulating that these requirements would come into effect from the date of entry into force of (i) General Resolution 962/2023 for the operations provided for in sections a), b), and c) of Article 6° Bis of Chapter V of Title XVIII of the CNV Regulations, and (ii) General Resolution 969/2023 for the operations provided for in section c) of said regulation.

Also, on August 14, 2023, the CNV approved General Resolution 971/2023, which added to the aforementioned modifications that, additionally, in buying and selling operations of fixed-income securities denominated and payable in US dollars issued by the Republic of Argentina under local and foreign law in the competitive bidding segment with price-time priority, at the end of each calendar week, it must be ensured that the total sales with settlement in foreign currency does not exceed 100,000 nominal units.

With Resolution General 979/2023 approved on October 5, 2023, the CNV adjusted the minimum holding periods for negotiable securities within a portfolio. It established a one (1) business day requirement for negotiable securities issued under Argentine law and a five (5) business day requirement for those issued under foreign law. These holding periods are applicable to both the sale of negotiable securities with settlement in foreign currency and foreign jurisdiction, as well as those with settlement in foreign currency and local jurisdiction. However, these minimum holding periods do not apply to the purchase of negotiable securities with settlement in foreign currency and foreign jurisdiction.

On December 13, 2023, through Resolution No. 988, the CNV standardized the minimum holding periods for negotiable securities within a portfolio. It stipulated that, to execute the sale of negotiable securities with settlement in foreign currency, regardless of the law of issuance and jurisdiction, a minimum holding period of one (1) business day from accreditation in the Central Depository Agent for Negotiable Securities must be observed. This rule does not extend to the purchase of negotiable securities with settlement in foreign currency and any jurisdiction.

Additionally, Resolution No. 988 established that Clearing Agents and Trading Agents cannot process or settle sales of negotiable securities with settlement in foreign currency, both locally and internationally, for client orders maintaining long positions in repos and/or overnight operations, irrespective of the settlement currency.

On January 11, 2024, the BCRA issued Communication “A” 7940, allowing the sale of Bonds for the Reconstruction of a Free Argentina with settlement against a foreign account under specific conditions. This includes the requirement that the seller acquired the securities in a primary subscription, and the receiving accounts are not in countries or territories lacking or inadequately applying the recommendations of the International Financial Action Task Force.

Finally, on February 5, 2024, the CNV released General Resolution No. 990/2024, stating that, for the sale of negotiable securities with settlement in foreign currency, regardless of the law of issuance and jurisdiction, a minimum holding period of one (1) business day from accreditation in the Central Depository Agent for Negotiable Securities must be observed. This does not apply to the purchase of negotiable securities with settlement in foreign currency and any jurisdiction.

As part of this, it is established that, to proceed with transfers to foreign depositary entities of negotiable securities acquired with settlement in national currency, regardless of the law of issuance, a minimum holding period in the portfolio of one (1) business day must be observed, counted from its accreditation in the Central Depository Agent for Negotiable Securities. This rule has exceptions in cases where accreditation in the mentioned agent: (i) results from the primary placement of negotiable securities issued by the National Treasury or the BCRA, in accordance with the provisions of Communication “A” 7918, its amendments, and/or related regulations; or (ii) involves CEDEARs traded on markets regulated by the CNV.

Moreover, through General Resolution No. 990/2024, the CNV unified the conditions and daily maximum amounts for operations, raising the limit to 200 million daily for operations and transfers of negotiable securities abroad. Bonds for the Reconstruction of a Free Argentina are exempt from the limits and prior information requirements for issuing transfers to foreign depositary entities, as well as for arranging their sale in the country with transfers to foreign depositary entities, with settlement in foreign currency. This exemption applies as long as such negotiable securities have been acquired through a primary placement or bidding process, and up to the total nominal value subscribed for that security.

Bonds for the Reconstruction of a Free Argentina

The “Bonds for the Reconstruction of a Free Argentina” (hereinafter, “BOPREAL”) are securities issued by the BCRA in US dollars for importers of goods and services with outstanding payment obligations for imports of goods with customs registration and/or services effectively rendered until December 12, 2023.

On December 22, 2023, Decree 72/2023 was published in the Official Gazette, establishing the possibility that bonds or securities issued by the BCRA, for those who have debts for imports of goods with customs entry registration and/or importation of services effectively provided until December 12, 2023, can be used as a form of payment for the cancellation of tax and customs obligations, plus their interests, fines, and accessories, except for certain exceptions.

These bonds or securities will be those issued from the effective date of the Decree December 12, 2023 until March 31, 2024, can be freely transferred by their holders, and their use will be limited to a total value of U.S.$ 3,500,000, to be used according to a specific schedule.

Reporting Regime of the Central Bank.

In accordance with the provisions of the new exchange regulations, in certain cases, compliance with the “Survey of External Assets and Liabilities” regime established by the Central Bank through Communication “A” 6401, later amended by Communication “A” 6795, is required for access to the Foreign Exchange Market (MLC).

This regime specifies that information on External Assets and Liabilities will be provided based on the following classification: “Shares and other equity interests,” “Non-negotiable debt instruments,” “Negotiable debt instruments,” “Financial derivatives,” and “Land, structures, and real estate.”

The regulations stipulate that, starting from data for the first quarter of 2020, the declaration of the Survey of External Assets and Liabilities is governed by the following guidelines:

a. All legal entities or individuals with external liabilities at the end of any calendar quarter, or who have settled them during that quarter, must declare the Survey of External Assets and Liabilities.

b. Those declarants for whom the balance of external assets and liabilities at the end of each year reaches or exceeds the equivalent of U.S.$50 million must make an annual submission (which will allow supplementing, confirming, and/or correcting quarterly submissions), and this can be optionally submitted by any legal entity or individual.

Regarding the deadlines for submitting declarations, it is regulated that the maximum deadlines for submitting and validating the declarations will be as follows: (i) 45 (forty-five) calendar days from the close of the reference calendar quarter for quarterly declarations, and (ii) 180 (one hundred and eighty) calendar days from the close of the reference calendar year for annual submissions.

The data loading and validation for this regime must be carried out through an electronic form available for download from the AFIP website.

Money Laundering

The concept of money laundering is commonly used to refer to operations that aim to enter funds from criminal activities into the institutional system and thus convert profits from illegal activities into assets of apparently lawful origin.

On April 13, 2000, the Argentine Congress passed the Anti-Money Laundering Law which classifies money laundering as a crime. Additionally, such law, which amended several sections of the Argentine Criminal Code, has established sanctions for those incurring in such illicit activity and has created the UIF, a unit of the Ministry of Economy created to prevent money laundering and financing of terrorist activities.

The Argentine Criminal Code defines money laundering as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) appear as if obtained through legitimate means, provided that the aggregate value of the assets involved exceed in the aggregate (through one or more related transactions) Ps.300,000. As previously mentioned, the Anti-Money Laundering Law created the UIF, which is in charge of the analysis, supervision and conveyance of information in order to prevent (A) the laundering of assets obtained from: (i) Crimes related to illegal traffic and commercialization of narcotics (Law No. 23,737); (ii) Crimes related to arms trafficking (Law No. 22,415); (iii) Crimes related to the activities of an illegal association as defined in Article 210 bis of the Argentine Criminal Code; (iv) Illegal acts committed by illegal associations (Article 210 of the Argentine Criminal Code) organized to commit crimes with political or racial motivation; (v) Crimes of fraud against the Public Administration (Article 174, Section 5 of the Argentine Criminal Code); (vi) Crime against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the Argentine Criminal Code; (vii) Crimes of underage prostitution and child pornography under Articles 125, 125 bis, 127 bis and 128 of the Argentine Criminal Code; (viii) Crimes related to financing terrorism (Articles 41quinquies and 306 of the Argentine Criminal Code); (ix) Crimes of extortion (Article 168 of the Argentine Criminal Code); (x) Tax crimes, related to social security and fiscal resources (pursuant to law 24,769) and (xi) Crimes related to human trafficking; and (B) Crimes related to financing terrorism.

The Anti-Money Laundering Law assigns information and control duties to certain private sector entities, such as banks, agents, stock exchanges and insurance companies, according to the regulations of the UIF, and for financial entities, the Central Bank.

Financial entities must inform the UIF about any suspicious or unusual transaction, or transactions lacking economic or legal justification, or that are unnecessarily complex. In addition, guidelines and internal procedures were created to detect unusual or suspicious transactions, which must be implemented by financial institutions and other entities.

Pursuant to the same criteria that underlies the aforementioned law, in 2012, the office of the Attorney General issued Resolution No. 914/12, which created the PROCELAC. As PROCELAC has no competence to apply sanctions, its main role is to collaborate with the Federal Prosecutors in the investigation of crimes and in receiving complaints in order to initiate preliminary investigations.

The UIF issued Resolution No. 229/2011, which was replaced by Resolution UIF No. 21/2018 and, subsequently amended by Resolutions No. 156/2018, No. 18/2019, No. 117/2019, No. 112/2021, No. 6/2022 and 50/2022 (“AML in the Capital Market Sector”). The AML in the Capital Market Sector establishes certain procedures that must be followed by the authorized agents of the CNV involved in the placement, intermediation and public offering of securities (the “Obliged Subjects in the Capital Market Sector”) in order to prevent, detect and report (within the deadlines established) the acts, transactions or omissions that may arise from committing money laundering and terrorist financing crimes in the capital market sector. Additionally, the AML in the Capital Market Sector introduced general guidelines to identify different types of customers (including a distinction between frequent, casual and inactive customers), the requested information, the documentation to be kept and the procedure to detect and report all suspicious transactions within the established deadlines.

The main obligations pursuant to the AML in the Capital Market Sector are the following: (i) to prepare manuals providing the mechanisms and procedures for the prevention of money laundering and financing of terrorism; (ii) to appoint a compliance officer; (iii) to audit regularly; (iv) to provide training programs to the employees; (v) to enforce measures that would allow the Obliged Subjects in the Capital Market Sector to compile the transactions performed by the customers using a computerized method, as well as technological tools which would enable the analysis and supervision of different transactions to identify behaviors and detect potential suspicious operations; (vi) the implementation of technological tools that would result in effective control and prevention procedures against money laundering and financing of terrorism; and (vii) to record the analysis and risk management of the suspicious transactions that were detected and those that, for having been considered suspicious, have been reported.

The Central Bank and the CNV should also comply with provisions of the Anti-Money Laundering Law. In this respect, the CNV regulations provide that entities involved in the public offering of securities (other than issuers), including, among others, underwriters of any primary issuance of securities, must comply with the standards set forth by the UIF. In particular, they must comply with the obligation regarding customer identification and required information, record-keeping, precautions to be taken to report suspicious transactions, policies and procedures to prevent money laundering and terrorist financing. Whilst, the acquirers of notes will provide the information and documentation required regarding the origin and legality of the funds used for the subscription.

On the other hand, pursuant to Resolution No. 21/2018, as amended subsequently, the Obliged Subjects in the Capital Market Sector shall identify and evaluate the risks that they are exposed to and, as a result, to adopt administrative measures for mitigating them, in order to more effectively prevent money laundering. In accordance with this standard, the Obliged Subjects in the Capital Market Sector must have policies and procedures to know their client (“KYC”), which must be applied according to the risk rating resulting from the implemented risk model. Within this framework, individuals are enabled to implement reputable technological platforms, which allow long-distance procedures without the need to present documentation in person, without prejudice to the fulfillment of due diligence duties.

In accordance with Annex I of the UIF Resolution No. 154/2018 (which established the supervision and inspection mechanism of the UIF), both the Central Bank and the CNV are considered “Specific Controllers”. Therefore, they must collaborate with the UIF in complying with the procedures for the prevention of money laundering and finance of terrorism implemented by the obligated subjects subject to its control. For these purposes, they are empowered to supervise, monitor and inspect such entities. The refusal to cooperate or obstruction of inspections by the obliged subjects may result in penalties by the UIF, CNV or the Central Bank. Both UIF Resolution No. 30/2017, as amended, as well as the Central Bank regulations require banks to take certain minimum precautions to prevent money laundering.

With respect to issuers (such as the company), CNV regulations provide that any person (either individuals or legal entities) performing significant capital contributions or loans must be identified, whether a shareholder or not at the time of the contributions, and must meet the requirements for general participants in the public offering of securities, set forth in the CNV regulations and the UIF regulations, especially with respect to the identification of such persons and to the origin and legality of the funds and loans provided.

On October 14, 2016, the UIF issued Resolution No. 135/2016, which strengthened the regulations regarding the international exchange of information between similar authorities which may enter into agreements or memoranda of understanding as well as to the foreign public bodies that are members of the Egmont Group of Financial Information Unit or the Asset Recovery Network of the Financial Action Task Force of Latin American.

On January 11, 2017, the UIF published Resolution No. 4/2017, which established that special due diligence measures must be applied for identifying foreign and domestic investors (who shall comply with the requirements therein set forth to qualify as such) in the Republic of Argentina upon requesting the opening of special investment accounts.

In addition, the Argentine tax amnesty law (Law 27,260 and its regulatory decree No. 895/16, as amended) (the “Tax Amnesty Law”) provided that the information that has been voluntarily disclosed may be used for investigating and sanctioning crimes of money laundering and finance of terrorism. To this end, the UIF is authorized to inform other public intelligence agencies about investigations, based on a previous resolution of the president of the UIF and provide those agencies with information that evidences crimes of money laundering and/or financing of terrorism. In the same way, the AFIP is obliged to report to the UIF any suspicious transactions detected in the context of the Tax Amnesty Law and to provide all the information that the UIF requires, not being able to invoke fiscal confidentiality.

In November 2018, the UIF passed Resolution No. 134/2018, which updates the list of persons considered to be “politically exposed persons” (“PEP”) in Argentina, taking into account any positions occupied by them in the present or in the past, and their relationship by closeness or affinity with third parties who occupy or have occupied such positions. Also, during 2019, the UIF issued Resolution No. 15/2019, which modified the PEP list and Resolution 128/19 established that foreign PEPs will be considered high risk and therefore subject to reinforced due diligence measures, with some exceptions.

On December 26, 2018, the UIF published UIF Resolution No. 154/2018, which amended the supervision procedures then in effect providing for new procedures consistent with and conforming to the international standards promoted by the Financial Action Task Force (“FATF”), which shall be applied in accordance with a risk-based approach.

In July 2019, by Decree No. 489/2019, the Executive Branch created the Public Registry of Persons and Entities Linked to Acts of Terrorism and its Financing (Registro Público de Personas y Entidades Vinculadas a Actos de Terrorismo y su Financiamiento) (the “RePET”), to centralize and manage all information related to the administrative freezing of assets linked to acts of terrorism and its financing. RePET is empowered to provide public access and guarantee the exchange of information with the agencies with competence in the field and with third countries, and the reporting parties must provide all information related to transactions carried out or attempted by individuals or legal entities included in RePET.

In turn, on November 14, 2019, by means of General Resolution No. 816, the CNV adapted the regulations related to the prevention of money laundering and financing of terrorism, in order to include the new obliged subjects contemplated in the Law on Prevention of Money Laundering and in the Regulations on Money Laundering in the Capital Market Scope. Among the new obligated subjects were included crowdfunding platforms, global investment advisory agents and human or legal persons acting in the placement of mutual funds or other collective investment products.

On November 17, 2019, through Resolution No. 117/2019, the UIF updated the minimum thresholds above which reporting entities must carry out the enhanced control and due diligence requirements established by the applicable anti-money laundering and anti-terrorist financing regulations. This measure aims to “contribute to an efficient prevention of money laundering and terrorist financing” from a risk-based approach, in accordance with international standards promoted by the FATF.

On October 21, 2021, the UIF issued Resolution 112/2021, whereby it establishes the measures and procedures that the regulated entities listed in Article 20 of the Money Laundering Prevention Law must observe to identify the beneficial owner of the customer in question. In this sense, such Resolution 112/2021 established that the beneficial owner shall be considered the human person who owns at least 10% of the capital or voting rights of a legal person, a trust, an investment fund, an affectation patrimony and/or any other legal structure; and/or the human person who by other means exercises the final control of the same.

On January 13, 2022, the UIF issued Resolution 6/2022. Pursuant to such resolution, the profile to be prepared by each obliged subject shall be based on the understanding of the purpose and expected nature of the commercial relationship, the transactional information and the documentation related to the economic, equity, financial and tax situation provided by the client or obtained by the obliged subject itself.

On April 11, 2022, pursuant to Resolution 50/2022, the UIF updated the thresholds for obliged subjects to perform due diligence measures on their clients and systematic transaction reports.

On February 2, 2023, the reform of UIF Resolution No. 14/2023 applicable to financial and exchange entities was published in the Official Gazette. The reform specifies the main guidelines for AML and Countering the Financing of Terrorism (CFT) risk management and the minimum compliance that each financial entity must adopt and apply to manage the risk of being used by third parties for the commission of these crimes. This is done through a Risk-Based Approach (RBA), considering the results of National Risk Assessments for AML/CFT and CFT/FP approved in 2022. In this way, and in accordance with Recommendation 1 of the FATF, it aims to ensure that competent authorities, financial institutions, and Designated Non-Financial Businesses and Professions (DNFBPs) can ensure that measures to prevent or mitigate AML/CFT risks correspond to the identified risks, enabling more effective decision-making regarding the allocation of resources.

Additionally, based on international recommendations, the reform establishes the prohibition of maintaining anonymous or under fictitious names, specifies required measures concerning foreign Politically Exposed Persons (PEPs), emphasizes the need to apply proportionate Enhanced Due Diligence measures to identified risks, and incorporates the possibility for financial institutions to rely on third parties for the execution of certain due diligence measures.

On May 2, 2023, UIF issued Resolution No. 72/2023, which consolidates the collaboration duty of regulatory bodies (BCRA, CNV, Superintendencia de Seguros de la Nación, and Instituto Nacional de Asociativismo y Economía Social) in supervision procedures. This regulation facilitates coordination among the bodies and adopts a risk-based approach for obligated entities. Additionally, the “Working Group Regulations” and the “Model of Final Technical Report” are approved as references for the preparation of reports by the regulatory bodies.

On May 9, 2023, Resolution No. 78/2023 was published in the Official Gazette, coming into effect on July 1, 2023. The purpose of this resolution is to establish minimum requirements for the identification, assessment, monitoring, management, and mitigation of AML/CFT risks. It is directed towards obligated entities included in Article 20, subsections 4, 5, and those of subsection 22 of the Anti-Money Laundering Prevention Law, particularly those entities acting as Financial Trustees. The resolution mandates the implementation of an Anti-Money Laundering/Countering the Financing of Terrorism (AML/CFT) Prevention System, adopting a risk-based approach. This system is required to encompass comprehensive policies, procedures, and controls aimed at effectively identifying, assessing, managing, and mitigating the AML/CFT risks to which the obligated entity is exposed. Furthermore, it delineates, among other aspects, specific risk factors that obligated entities must consider. It imposes the obligation to conduct technical self-assessment risk reports and emphasizes the need for duly justified and approved risk tolerance declarations by the management and highest authority. Additionally, the resolution underscores the establishment of suitable policies, procedures, and controls to mitigate risks.

Moreover, the resolution mandates that obligated entities adopt policies, procedures, and minimum compliance controls to ensure adherence to regulations and detect irregularities. It establishes essential requirements that prevention manuals should incorporate, alongside other control measures such as appointing compliance officers and a Prevention Committee, implementing training plans, conducting Prevention System evaluations, and formulating a Code of Conduct, among other measures. Finally, the resolution compels the implementation of measures for customer identification, verification, and knowledge, as well as for monitoring, analysis, and reporting.

On June 16, 2023, Resolution No. 99/2023 was published, outlining the obligations that Obligated Entities of Cooperatives and Mutuals must fulfill to manage AML/CFT risks in accordance with prevailing international standards, best practices, guidelines, and recommendations from the FATF. The primary objective of the reform is to adopt a risk-based approach for more effective prevention, introducing key definitions such as risk self-assessment, the effectiveness of the preventive system, and advisory alerts. Additionally, systematic compliance reports are established, allowing differentiated reporting periods for certain Obligated Entities. The resolution will become effective on August 1, 2023, replacing UIF Resolution No. 11/2012.

Furthermore, on June 14, 2023, Resolution No. 126/2023 was published, rendering Resolution No. 28/2018 null and void as of September 1 of the same year. It amends the minimum requirements for the identification, assessment, monitoring, management, and mitigation of AML/CFT risks that obligated entities, as outlined in Article 20, subsections 8 and 16 of the Anti-Money Laundering Prevention Law, must adopt and apply in accordance with their policies, procedures, and controls to prevent the risk of being used by third parties for criminal AML/CFT purposes.

Subsequently, on September 1, 2023, Resolution 169/2023, as adjusted by Resolution 177/2023, established new minimum requirements for the identification, assessment, monitoring, management, and mitigation of AML/CFT risks that capitalization, savings, savings and loan, economic, capital formation, or other similar or equivalent societies, requiring money or securities from the public under any form with the promise of awarding or delivering goods, providing services, or future benefits, as outlined in Article 9 of Law No. 22,315, must adopt and apply according to their policies, procedures, and controls to prevent the risk of being used by third parties for criminal AML/CFT purposes. On September 18, 2023, through UIF Resolution 177/2023, certain articles of Resolution UIF No. 169/23 were rectified, including the consecutive order of subsections in Article 12 and normative references included in Articles 26, 28, 29, 30, and 40.

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

Argentine entities

Capital gains obtained in tax years beginning from January 1, 2023 by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or ADSs are subject to the following tiered structure of corporate income tax rates for different brackets of earnings:

Annual taxable income (ARS)	Tax due on lower limit (ARS)	Marginal rate on the excess of the lower limit
0 to 14.3 million	ARS 0	25%
Over 14.3 million to 143.01 million	ARS 3.57 million	30%
Over 143.01 million	ARS 42.19 million	35%

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

The gratuitous transfer of assets is exempt from tax when their aggregate value, excluding deductions, exemptions and exclusions, is equal to or lower than Ps.819,105 and it rises to Ps.3,410,400 when the transfer is done between parents, children and spouses.

Step‑up rates from 1.603% to 8.519% have been established, based on the degree of kinship and taxable base involved.

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
	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) issued.	Person receiving ADSs.
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason).	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) canceled.	Person whose ADSs are being canceled.
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements).	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.

Service	Rate	By Whom Paid
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) an exercise of rights to purchase additional ADSs.	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares).	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
ADS Services.	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.

Disclosure for Fees Incurred in Past Annual Period. From January 1, 2023, to April 24, 2024, we received from the Depositary U.S.$ 321,640 for the expenses incurred by us related to the administration and maintenance of the ADR program and investor relation activities.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

No events required to be reported have occurred that materially affect tgs.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures.

A. Disclosure Controls and Procedures

We carried out an assessment under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this assessment, our CEO and CFO concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with applicable IFRS Accounting Standards.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management concluded that, as of the end of fiscal year 2023, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

PwC and EY have jointly audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2023, as stated in their reports appearing herein.

D. Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

Fees billed for professional services provided to us by PwC and EY, during the years ended December 31, 2023 and 2022 in each of the following categories are:

	Year ended December 31,
	PwC		EY
	2023	2022	2023	2022
	(In thousands of pesos)
Audit fees	269,510	245,620	275,772	245,399
Tax fees	-	-	11,816	-
Total fees	269,510	245,620	287,588	245,399

Audit fees. Audit fees in the above table represent services rendered for the audit of our annual Financial Statements for Form 20-F, the review of our quarterly reports, and services provided by PwC and EY in connection with statutory and regulatory filings or engagements.

Tax fees in the above table represent tax advisory services rendered by EY.

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

Consequently, all services and fees rendered by our independent auditors during the year ended December 31, 2023 were approved by the Audit Committee prior to their engagement to perform such work.

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

Directors

According to NYSE Standards, listed companies must have a majority of independent directors. Argentine law does not require a majority of independent directors, but does require at least two independent directors on the Audit Committee. At our Board of Directors meeting held on April 17, 2024, three independent directors, meeting the independence criteria set forth under SEC regulations and NYSE Standards (but under CNV regulations, two qualify as independents) were appointed to the Audit Committee. We also have three alternate directors who qualify as independent.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspection

Not applicable.

Item 16J.	Insider Trading Policies

Not applicable.

Item 16K.	Cybersecurity

We regularly assess risks from cybersecurity threats, monitor our information systems for potential vulnerabilities and tests those systems pursuant to our cybersecurity, policies, standards, processes and practices. To protect our information systems from cybersecurity threats, we use various security tools that help us to identify, escalate, investigate, resolve and recover from security incidents in a timely manner. These efforts include, among other things: mandatory trainings and drills on phishing attacks for all our employees and penetration testing, to help us evaluate the effectiveness of our information security processes and improve our security measures and planning.

Our cybersecurity program includes an incident response plan to engage cross-functionally across our company and report cybersecurity incidents to appropriate levels of management, including senior management, and the Audit Committee or Board of Directors, based on potential impact. We conduct annual cybersecurity awareness training and routinely tests cybersecurity awareness In addition, we engage third-party cybersecurity experts to test, evaluate and recommend improvements on the effectiveness of our cybersecurity program through penetration testing, breach assessments, regular cybersecurity incident drill testing.

We base our cybersecurity on the Cybersecurity Framework developed by U.S. Department of Commerce’s National Institute Standards and Technology (“NIST”). We assess the maturity level tested against the latest cybersecurity trends and disclosure research. Our framework is based on NIST’s core functions to help us identify cybersecurity compliance gaps and requirements.

Governance

Our Chief Information Security Officer (“CISO”), in coordination with “Planning and risk management”, is responsible for leading the assessment and management of cybersecurity risks. The current CISO has over 20 years of experience in information security. The CISO provides regular reports to our senior management throughout the year, and to the Audit Committee or the Board of Directors, as appropriate. Such reports typically address, among other things, the our cybersecurity strategy, initiatives, key security metrics, penetration testing and benchmarking learnings, and business response plans as well as the evolving cybersecurity threat landscape. As of the date of this Annual Report, we have not identified any risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected, or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. While we believe our cybersecurity program to be appropriate for managing constantly evolving cybersecurity risks, no program can fully protect against all possible adverse events.

Our audit department, through an independent consultant, conducts a cybersecurity assessment and preparedness.

Annually and on an as-necessary basis, members of management and/or of the risk committee provide presentations to the Audit Committee regarding cybersecurity matters, including any material risks. These presentations include information regarding cybersecurity risks, the evolution of those risks and initiatives to optimize and improve the processes of cybersecurity.

We take a risk-based approach to cybersecurity and have implemented cybersecurity policies throughout our operations that are designed to address cybersecurity threats and incidents. In particular, in the event of a specific cybersecurity incident, a damage assessment report is prepared including information about the relevant security incident, such as incident status, informed stakeholders and remediation plans.

For additional information on these risks and potential consequences if the measures we are taking prove to be insufficient or if our proprietary data is otherwise not protected, see “Item 3. Key Information. D. Risk Factors: Our business has become dependent on digital technologies to conduct day-to-day operations and we may be subject to cyberattacks or other risks related to new technologies.”

Annually and on an as-necessary basis, members of management and/or of the risk committee provide presentations to the Audit Committee regarding cybersecurity matters, including any material risks. These presentations include information regarding cybersecurity risks, the evolution of those risks and initiatives to optimize and improve the processes of cybersecurity.

We take a risk-based approach to cybersecurity and have implemented cybersecurity policies throughout our operations that are designed to address cybersecurity threats and incidents. In particular, in the event of a specific cybersecurity incident, these presentations include information about the relevant security incident, such as incident status, informed stakeholders and remediation plans.

Our Chief Information Security Officer (“CISO”), in coordination with “Planning and risk management”, is responsible for leading the assessment and management of cybersecurity risks. The current CISO has over 20 years of experience in information security. The CISO provides regular reports to the Corporation’s senior management throughout the year, and to the Audit Committee or the Board of Directors, as appropriate, in its annual cybersecurity review. Such reports typically address, among other things, the Corporation’s cybersecurity strategy, initiatives, key security metrics, penetration testing and benchmarking learnings, and business response plans as well as the evolving cybersecurity threat landscape. As of the date of this Annual Report, we have not identified any risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected, or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. While we believe our cybersecurity program to be appropriate for managing constantly evolving cybersecurity risks, no program can fully protect against all possible adverse events. For additional information on these risks and potential consequences if the measures we are taking prove to be insufficient or if our proprietary data is otherwise not protected, see “Item 3. Key Information. D. Risk Factors: Our business has become dependent on digital technologies to conduct day-to-day operations and we may be subject to cyberattacks or other risks related to new technologies.”

PART III

Item 17.	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

The following Financial Statements are filed as part of this Form 20-F:

Transportadora de Gas del Sur S.A.

Exhibits No.
1.1	Corporate Charter and Bylaws.
1.2	Bylaws Amendments.(1)
2.4
Indenture dated May 2, 2018, entered into among tgs, Delaware Trust Company as trustee, co-registrar, paying agent and transfer agent, and Banco Santander Rio S.A., as registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina, relating to the issuance of tgs’s Class 2, 6.750% senior notes due 2025.(2)

2.5	Officers’ Certificate establishing the terms of tgs’ 6.750% Notes Due 2025.(2)
2.6	Description of Securities Registered under Section 12 of the Exchange Act.(3)
3.1	CIESA Shareholders’ Agreement.(5)
3.2	CIESA’s Fourth Amendment to the Restructuring Agreement.(6)
3.3	CIESA’s Settlement Agreement.(5)
4.1	Technical Assistance Service Agreement between tgs and Pampa Energía, dated December 26, 2017.(2)
5.1	Financial lease agreement between Petrobras Argentina and tgs, dated July 25, 2016.(7)
8.1	List of tgs’s Subsidiaries.
9.1	Clawback Policy
11.1	Code of Ethics.(4)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Audit Committee Charter.(8)

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

Dated: April 24, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of

Transportadora de Gas del Sur S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Transportadora de Gas del Sur S.A. and its subsidiaries (together the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 24, 2024 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of long-lived assets related to Property, Plant & Equipment of the Natural Gas Transportation cash-generating unit

Description of the matter

At December 31, 2023, the Company’s net book value of Property, Plant & Equipment (“PPE”) related to the Natural Gas Transportation cash-generating unit was Argentine Pesos 571,161 million. As discussed in Notes 4 (j) and 5 (a) to the consolidated financial statements, PPE is tested to assess whether an impairment or reversal of a previous impairment is required when significant changes took place during the period, or that will take place in the near future, indicate that the recoverable value of the PPE amounts may be affected. An asset’s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use. The value in use is calculated based on discounted future cash flows. Management’s projected cash flows for the Natural Gas Transportation cash-generating unit considered significant judgements and assumptions relating to: discount rate, estimates of future tariff and the recognition of cost adjustments, and expected macroeconomic variables such as inflation and foreign exchange rates.

The principal considerations for our determination that performing procedures relating to the impairment of long-lived assets for PPE of the Natural Gas Transportation cash-generating unit is a critical audit matter are the significant judgment by management in estimating the value in use of this cash-generating unit, a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s  significant assumptions related to discount rate, estimates of future tariff and the recognition of cost adjustments and expected macroeconomic variables such as inflation and foreign exchange rates. In addition, the audit effort involved professionals with specialized skill and knowledge.

How we addressed the matter in our audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These audit procedures included obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over management’s impairment review process, including controls over the review of the significant assumptions. These procedures also included, among others, evaluating the estimation methodology and testing the aforementioned significant assumptions and the completeness, accuracy, and relevance of underlying data used. The significant assumptions were compared with available economic trend data; the historical accuracy of management’s estimates was evaluated; sensitivity analyses of the significant assumptions were performed to evaluate the changes in the value in use that would result from changes in the assumptions; the arithmetical accuracy of the discounted cash flows model was evaluated; and the disclosures in the consolidated financial statements were assessed. Professionals with specialized skill and knowledge were involved to assist in the evaluation of the methodology and the significant assumptions used in the future cash flows estimated by management.

/s/ Price Waterhouse & Co. S.R.L.	/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L
/s/ Paula Verónica Aniasi	Member of Ernst & Young Global Limited

Price Waterhouse & Co. S.R.L (“PwC”) has served as the Company’s sole auditor since 2012. PwC and Pistrelli, Henry Martin y Asociados S.R.L have served as the Company’s joint auditors since 2017.

City of Buenos Aires, Argentina

April 24, 2024

Buenos Aires, Argentina

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

Opinion on Internal Control over Financial Reporting

We have audited Transportadora de Gas del Sur S.A. and its subsidiaries (together the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control  Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“the COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated April 24, 2024 expressed an unqualified opinion thereon.

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

/s/ Price Waterhouse & Co. S.R.L.	/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L
/s/ Paula Verónica Aniasi	Member of Ernst & Young Global Limited

City of Buenos Aires, Argentina

April 24, 2024

TRANSPORTADORA DE GAS DEL SUR S.A. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	Notes	2023	2022	2021

Revenues	8.h.	452,808,754	512,342,769	539,731,171
Net cost of sales	8.i.	(284,745,744)	(299,080,771)	(289,121,457)
Gross profit		168,063,010	213,261,998	250,609,714

Administrative expenses	8.j.	(20,445,255)	(17,919,744)	(15,558,135)
Selling expenses	8.j.	(30,421,895)	(31,774,781)	(29,084,116)
Other operating results, net	8.l.	(758,787)	(238,221)	781,400
Operating profit		116,437,073	163,329,252	206,748,863

Net financial results
Financial income	8.k.	294,405,478	92,726,942	41,686,746
Financial expenses	8.k.	(503,703,034)	(183,432,960)	(102,586,207)
Other financial results	8.k.	193,037,494	69,131,189	1,230,527
(Loss) / Gain on net monetary position	8.k.	(56,520,664)	11,734,721	57,022,289
Total net financial results		(72,780,726)	(9,840,108)	(2,646,645)
Share of (loss) / profit from associates	11	(30,399)	280,697	128,758

Net income before income tax		43,625,948	153,769,841	204,230,976

Income tax expense	14	(20,107,916)	(53,129,735)	(77,262,880)

Total comprehensive income for the year		23,518,032	100,640,106	126,968,096

Total comprehensive income attributable to:
Owners of the Company		23,517,458	100,640,069	126,968,077
Non-controlling interests		574	37	19
Total comprehensive income for the year		23,518,032	100,640,106	126,968,096

Total comprehensive income per share attributable to owners of the Company:
Weighted average number of outstanding ordinary shares		752,761,058	752,761,058	752,761,058
Basic and diluted earnings per share		31.24	133.69	168.67

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2023 AND 2022 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	Notes	2023	2022
ASSETS

Non-current assets
Property, plant and equipment	12	992,908,809	917,031,971
Investments in associates	9	450,732	481,131
Financial assets measured at amortised cost	8.m.	107,191,030	125,068,419
Deferred income tax asset	14	-	85,357
Other receivables	8.a.	35,993	46,397
Total non-current assets		1,100,586,564	1,042,713,275

Current assets
Other receivables	8.a.	37,249,578	50,375,287
Inventories		7,669,277	5,709,799
Trade receivables	8.b.	50,801,464	52,750,259
Contract assets		19,922	74,872
Financial assets measured at amortised cost	8.m.	105,327,557	4,478
Financial assets at fair value through profit or loss	8.n.	217,537,319	122,350,911
Cash and cash equivalents	8.c.	6,599,199	9,307,806
Total current assets		425,204,316	240,573,412

Total Assets		1,525,790,880	1,283,286,687

EQUITY
Common stock		339,147,622	339,147,622
Treasury shares		18,802,759	18,802,759
Cost of acquisition of treasury shares		(34,019,849)	(34,019,849)
Additional paid-up capital		(9,868,857)	(9,868,857)
Legal reserve		44,829,443	39,797,439
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		473,265,402	377,657,337
Accumulated retained earnings		23,517,458	100,640,069
Equity attributable to equity holders of the parent		855,673,978	832,156,520
Non-controlling interests		916	342
Total equity		855,674,894	832,156,862

LIABILITES

Non-current liabilities
Deferred tax liabilities	14	84,584,236	66,168,914
Taxes payables	8.f.	94,120	44,485
Contract liabilities	8.d.	54,811,939	36,488,917
Loans	13	411,081,275	282,428,472
Total non-current liabilities		550,571,570	385,130,788

Current liabilities
Provisions	15	2,474,614	5,711,509
Contract liabilities	8.d.	4,516,724	3,255,624
Other payables	8.e.	74,374	892,354
Taxes payables	8.f.	2,538,114	2,941,856
Income tax payable		1,424,919	25,794
Payroll and social security taxes payable	8.o.	6,225,282	8,189,489
Loans	13	60,567,191	12,206,959
Trade payables	8.g.	41,723,198	32,775,452
Total current liabilities		119,544,416	65,999,037

Total liabilities		670,115,986	451,129,825

Total equity and liabilities		1,525,790,880	1,283,286,687

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	Shareholders Contributions							Retained Earnings
	Outstanding shares		Treasury shares						Reserve for
									capital,
		Inflation		Inflation	Acquisition	Additional			expenditures				Non-
	Common	adjustment	Common	adjustment	cost of	paid-up			acquisition of	Accumulated			Controlling
	stock	to common	stock (1)	to common	treasury	capital		Legal	treasury shares	retained	Subtotal	Total	interests	Total
		stock		stock (1)	shares (1)		Subtotal	reserve	and/or dividends	earnings

Balances at December 31, 2020	752,761	338,394,861	41,734	18,761,025	(34,019,849)	(9,868,857)	314,061,675	31,944,595	228,453,315	30,088,789	290,486,699	604,548,374	286	604,548,660

Resolutions of the Ordinary and Extraordinay Shareholders´
Meeting held on April 20, 2021
Legal Reserve	-	-	-	-	-	-	-	1,504,441	-	(1,504,441)	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	(228,453,315)	228,453,315	-	-	-	-
Reserve for capital expenditures, acquisition of treasury shares and/or dividends	-	-	-	-	-	-	-	-	257,037,663	(257,037,663)	-	-	-	-

Comprehensive income for the year	-	-	-	-	-	-	-	-	-	126,968,077	126,968,077	126,968,077	19	126,968,096

Balances at December 31, 2021	752,761	338,394,861	41,734	18,761,025	(34,019,849)	(9,868,857)	314,061,675	33,449,036	257,037,663	126,968,077	417,454,776	731,516,451	305	731,516,756

Resolutions of the Ordinary and Extraordinay Shareholders´
Meeting held on April 5, 2022
Legal Reserve	-	-	-	-	-	-	-	6,348,403	-	(6,348,403)	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	(257,037,663)	257,037,663	-	-	-	-
Reserve for capital expenditures, acquisition of treasury shares and/or dividends	-	-	-	-	-	-	-	-	377,657,337	(377,657,337)	-	-	-	-

Comprehensive income for the year	-	-	-	-	-	-	-	-	-	100,640,069	100,640,069	100,640,069	37	100,640,106

Balances at December 31, 2022	752,761	338,394,861	41,734	18,761,025	(34,019,849)	(9,868,857)	314,061,675	39,797,439	377,657,337	100,640,069	518,094,845	832,156,520	342	832,156,862

Resolutions of the Ordinary Shareholders
Meeting held on April 19, 2023
Legal Reserve	-	-	-	-	-	-	-	5,032,004	-	(5,032,004)	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	(377,657,337)	377,657,337	-	-	-	-
Reserve for capital expenditures, acquisition of treasury shares and/or dividends	-	-	-	-	-	-	-	-	473,265,402	(473,265,402)	-	-	-	-

Comprehensive income for the year	-	-	-	-	-	-	-	-	-	23,517,458	23,517,458	23,517,458	574	23,518,032

Balances at December 31, 2023	752,761	338,394,861	41,734	18,761,025	(34,019,849)	(9,868,857)	314,061,675	44,829,443	473,265,402	23,517,458	541,612,303	855,673,978	916	855,674,894

(1)
As of December 31, 2023, 2022 and 2021 corresponds to 41,734,225 shares of par value Ps. 1 each, equivalent to 5.25% of the share capital. The acquisition cost of these shares amounted to Ps. 34,019,849.

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	2023	2022	2021
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Total comprehensive income for the year	23,518,032	100,640,106	126,968,096

Reconciliation of total comprehensive income to cash flows provided by operating activities:

Depreciation of property, plant and equipment	60,627,686	60,950,789	58,299,089
Derivative financial instrument results	-	397,309	489,617
Disposal of property, plant and equipment	1,110,428	299,705	391,863
Share of loss / (gain) from associates	30,399	(280,697)	(128,758)
Increase in provisions	1,431,427	2,415,997	3,198,035
Interest expense accrual, net	24,531,192	20,358,571	26,134,469
Interest loss / (income) on other financial assets other than cash and cash equivalents	(199,708,381)	(65,945,299)	11,084,502
Income tax	20,107,916	53,129,735	77,262,880
Notes repurchase result	-	3,208,025	2,512,565
Allowance for doubtful accounts	170,614	-	(403,942)
Foreign exchange loss	241,047,247	87,512,022	40,242,824
Loss / (Gain) on net monetary position	49,271,652	(28,361,551)	(68,008,826)

Changes in assets and liabilities:
Trade receivables	(38,881,408)	(24,329,924)	(33,878,919)
Other receivables	(14,626,895)	(20,273,824)	(25,617,265)
Inventories	(5,835,732)	(2,067,563)	(3,628,092)
Trade payables	29,356,331	13,825,512	16,383,766
Contract assets	4,121	-	582,015
Payroll and social security taxes	3,389,238	3,605,976	1,676,488
Taxes payables	1,630,621	965,703	2,008,062
Other payables	(215,333)	(100,968)	98,856
Provisions	(4,648)	(63,054)	(30,365)
Interest paid	(15,787,126)	(17,828,514)	(22,746,890)
Income tax paid	(11,180,071)	(79,993,022)	(26,034,476)
Contract liabilities	19,584,123	2,557,423	(2,823,138)
Derivative financial instruments payment	-	(340,365)	(228,548)

Cash flows provided by operating activities	189,571,433	110,282,092	183,803,908

CASH FLOWS USED IN INVESTING ACTIVITIES

Additions to property, plant and equipment	(135,082,974)	(78,809,617)	(58,528,419)
Dividends received	-	-	1,103,915
Financial assets not considered cash equivalents	(71,345,431)	(46,424,919)	(126,276,690)

Cash flows used in investing activities	(206,428,405)	(125,234,536)	(183,701,194)

CASH FLOWS PROVIDED BY / (USED IN) FINANCING ACTIVITIES

Proceeds from loans	35,743,858	19,197,823	-
Payments of loans	(10,890,826)	(268,393)	-
Payments of leases	(200,287)	-	-
Cost of repurchase of notes	-	(7,637,322)	(5,820,906)

Cash flows provided by / (used in) financing activities	24,652,745	11,292,108	(5,820,906)

NET INCREASE / DECREASE IN CASH AND CASH EQUIVALENTS	7,795,773	(3,660,336)	(5,718,192)

Cash and cash equivalents at the beginning of the year	9,307,806	26,865,150	42,607,202

Foreign exchange gain on Cash and cash equivalents	1,451,041	911,020	1,960,408

Monetary results effect on Cash and cash equivalents	(11,955,421)	(14,808,028)	(11,984,268)

Cash and cash equivalents at the end of the year	6,599,199	9,307,806	26,865,150

The accompanying notes are an integral part of these consolidated financial statements.
For further information, see Note 6.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

Major Shareholders

tgs’ controlling shareholder Compañía de Inversiones de Energía S.A. (“CIESA”), holds 51% of the common stock of the company, the National Security Administration (“ANSES”) holds 24% and the remaining 25% is held by the investing public (tgs has 5.25% of the shares in the portfolio).

CIESA is under joint control of Pampa Energía S.A. (“Pampa Energía”) with 50% and Grupo Inversor Petroquímica S.L. (“GIP”) and PCT L.L.C. with the remaining 50%.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The following table shows the organizational structure, shareholders and related parties of tgs as of December 31, 2023:

44%, 24%, 8%, 12%, 5%, 51%, 49%, 99.98%, 0.02%, 100%, 49%, 25.5%, 20.4%, 5.1%

Economic context

General framework

The Company operates in a complex economic context whose main variables have recently had strong volatility as a result of political and economic events at the national level.
2023 was a year in which the Argentine economy went through high levels of volatility and uncertainty. On the one hand, at the beginning of the year there was a record drought that implied a drop of approximately US$ 20,000 million in the liquidation of foreign currency by the agro-export sector, negatively impacting not only the accounts of the Argentine Central Bank (“BCRA”) but also in tax collection. Additionally, as in any election year, political uncertainty has also generated deep macroeconomic imbalances.

This situation led the administration of former President Alberto Fernández to adopt various measures including, among others: (i) the issuance of new exchange restrictions, (ii) the establishment of the Tax for an Inclusive and Solidarity Argentina (“PAIS” according to its initials in Spanish), applicable to the acquisitions by Argentine residents of foreign currency intended for the purchase of certain goods and services from abroad, and other taxes in order to reduce the fiscal deficit and (iii) the freezing of certain internal prices.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The low level of reserves in the BCRA has led the national government to restrict access to the Free and Single Exchange Market (“MULC” according to its initials in Spanish) in order to contain the demand for dollars and the flight of foreign currency, which means for the company a restriction when operating their businesses. These restrictions involved the implementation of an import payment control system subject to a series of limits determined by the Ministry of Commerce and the Federal Administration of Public Revenues (“AFIP” according to its initials in Spanish).

On October 22, 2023, the general elections were held in Argentina. The result yielded a new conformation of Congress as of December 10, 2023 (in a minority for the president-elect). On November 19, 2023, the runoff election was held, in which the opposition candidate for La Libertad Avanza politic party, Javier Milei, was elected president.

After taking office, the current administration launched a package of emergency measures aimed at relaxing controls and deregulating the economy, with the main objective of reducing the fiscal deficit. Among the main measures adopted we can mention:

•  Announcement of an economic plan centered on the review of fiscal, exchange and monetary policy in which, among other issues: (i) a sharp cut in public spending is shown along with an increase in certain taxes, (ii) the price of the US dollar was raised against the Argentine peso from $/US$ 350 to $/US$ 800 and a monthly devaluation of 2%, (iii) reduction of energy and transportation subsidies and (iv) limits the monetary issue and modifies the Treasury financing program in order to reduce the BCRA’s liabilities.

•  Issuance of the Decree of Necessity and Urgency (DNU) No. 70/2023 - “Bases for the Reconstruction of the Argentine Economy” that declares the public emergency in economic, financial, fiscal, administrative, pension, tariff, health and social matters until on December 31, 2025. This decree promotes economic deregulation and the insertion of Argentina in world trade through the adoption of international standards for the trade of goods and services.

•  On December 27, 2023, the National Executive Branch sent the Draft Law of Bases and Starting Points for the Freedom of Argentines (the “Omnibus Law”) for consideration by the National Congress. On February 6, 2024, the government was forced to return the Omnibus Law to committees, since they did not gather the number of votes necessary for its approval. As of the date of issuance of these Consolidated Financial Statements, it is not possible to predict the impact that the Omnibus Law may have on our financial situation, equity and results of operations.
Among the main macroeconomic variables of 2023 we can mention:

•  GDP drop by 1.4% in the year 2023;

•  accumulated increase of 211.4% in the CPI;

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

•  increase to 40.2% in the poverty rate;

•  increase in the official exchange rate (BNA selling rate) to $808.45 per US dollar (with the gap with the “blue chip swap” dollar during much of the year being approximately 125% and as of December 31, 2023, 20%).

•  A fiscal deficit equivalent to 3% of GDP.

Restrictions on the Free and Single Exchange Market (“MULC”)

BCRA regulations

The low level of reserves in the BCRA has led the national government to maintain very restrictive exchange controls for the purchase of foreign currency in the MULC for much of the year.

In order to regulate access to the MULC in order to contain the demand for dollars, the BCRA established a series of requirements that require the request for prior authorization from the BCRA for certain transactions, among them are the following:

•  Payment of dividends to non-residents;

•  Payment of imports of certain goods from abroad or cancellation of debts arising from their importation, except for some exceptions expressly provided for in the applicable regulations;

•  The formation of external assets; and

•  The payment of financial loans to non-residents.

All of these measures have been intensifying since April 2020, including measures linked to the trading of stock assets by companies.

Effective as of December 13, 2023, the BCRA issued Communication “A” 7917 in which a series of modifications are established for the purposes of access to the MULC. Between them:

•  The payment systems for imports of goods and services (known as “SIRA” and “SIRASE” declarations) and the need to validate operations in the “Single Foreign Trade Current Account” computer system are eliminated.

•  For new debts for imports, access to the MULC may be granted, without the need for prior approval from the BCRA, to make deferred payments for new imports of goods with customs entry registration according to the schedule established by type of goods.

•  Regarding the importers´ debt prior to December 12, 2023, the AFIP and the BCRA regulated the use of “BOPREAL” (acronym in Spanish for Bond for the Reconstruction of a Free Argentina). The purpose of this bond is to pay off the importers’ debts, for which they had to previously register in a registry enabled for such purpose at the AFIP.

Tax regulations

Law No. 27,541 on Social Solidarity and Productive Reactivation in the Framework of the Public Emergency (B.O. 12/23/2019) and its modifications created the so-called PAIS Tax, which established a tax applicable to acquisitions by Argentine residents of currency foreign currency intended for the purchase of certain goods and services from abroad.

On July 24, 2023, Decree No. 377/23 was issued, later modified by Decree No. 29/2023 (effective as of December 13, 2023), by which it extends the PAIS Tax to the following operations:

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

•  The acquisition abroad of personal, cultural and recreational services (does not include educational teaching). 30% rate.

•  Importation of luxury goods. 30% rate.

•  The acquisition abroad of services included in the decree (technical, legal, accounting, managerial services, business services in general, charges for the use of intellectual property, advertising, engineering, audiovisual services, among others). 25% rate.

•  The acquisition abroad of freight services and other transportation services for import or export operations of goods. Rate of 17.5% (previously 7.5%).

•  The import of merchandise, with the exception of goods linked to energy generation whose scope has not yet been regulated. Rate of 17.5% (previously 7.5%).

Said decree was regulated on July 25, 2023 by General Resolution No. 5,393/23 of the AFIP in which, among other issues, the entry of a payment on account of the PAIS Tax is provided for in the case of acquisition of goods from the 95% of the total final tax to be paid. Said payment on account must be entered by the importer at the time of officialization of the import destination. The balance for the remaining 5% PAIS tax must be paid at the time of accessing the MULC at the time of payment abroad, with the intervening bank acting as collection and settlement agent.

Export settlement

On October 3, 2023, the Ministry of Energy issued Resolution No. 808/2023, through which exports of commercialized products are included within the Export Increase Program created by Decree No. 576/22. by the Society.

According to said program, the Company must enter 75% of the value of its exports in foreign currency into the country. The remaining 25% may be settled in pesos through the purchase of negotiable securities. To qualify for the scheme, exports must be settled between October 2 and October 20, 2023, and the effective export date must not be later than November 30, 2023.

Subsequently, through Decree No. 28/2023, the proportion mentioned above was modified, and currently 80% of the value of its exports must be imported into the country in foreign currency. The remaining 20% may be settled in pesos through the purchase of negotiable securities, the validity of the rule not being specified.

The context of volatility and uncertainty continues as of the date of issuance of these consolidated financial statements. Government measures already implemented, or those that may be implemented in the future, could eventually affect the results of operations, financial and equity situation of the Company.

Likewise, the Company’s management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The reforms proposed by the new government began their legislative discussion process. It is not possible to predict at this time its evolution or new measures that could be announced. Likewise, the Company cannot guarantee that the aforementioned macroeconomic difficulties or the adoption of new measures by the Argentine Government to control inflation may affect its operations and financial situation.

The Company’s financial statements must be read in light of these circumstances.

2.	CONSOLIDATED FINANCIAL STATEMENTS

tgs presents its consolidated financial statements including Telcosur S.A. (“Telcosur”) and CTG Energía S.A. (“CTG”), its consolidated subsidiaries, which are jointly referred to as “tgs” or “the Company”.

These consolidated financial statements were approved and authorized for issuance by the Company’s Board of Directors on April 24, 2024.

3.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their consolidated financial statements by applying Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), which adopts the IFRS Accounting Standards issued by the IASB, its amendments and circulars for the adoption of IFRS Accounting Standards that the FACPCE dictates in accordance with the provisions of that Technical Resolution.
The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, income taxes, provisions for legal claims and others, depreciations and recoverable value of assets. Actual results could be significantly different from such estimates.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The consolidated financial statements have been stated in thousands of Argentine pesos (“Ps.”) which is the functional currency of the Company, unless otherwise stated, and restated to reflect the effects of inflation as indicated in Note 4.d).
4.	SIGNIFICANT ACCOUNTING POLICIES

4.a) New IFRS accounting standards

4.a 1) New standards and interpretations issued by the IASB effective for the years beginning on or after January 1, 2023 adopted by the Company

The new accounting standards, amendments and interpretations issued by the IASB that became effective as of January 1, 2023 and that have not had an impact on the Company’s consolidated financial statements are the following:

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12: “Income tax”

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

This amendment did not have a significant impact on the Company´s consolidated financial statements.

Definition of Accounting Estimates – Amendments to IAS 8: “Accounting Policies, Changes in Accounting Estimates and Errors”

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

This amendment did not have a significant impact on the Company´s consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Disclosure of Accounting Policies – Amendments to IAS 1: Presentation of Financial Statements and IFRS – Practice Statement 2: Making Materiality Judgements
In February 2021, the IASB issued amendments to IAS 1 and IFRS Accounting Standards Practice Statement 2, Making Materiality, providing guidance and examples to help entities apply disclosure materiality judgments on accounting policies. The purpose of the amendments is to help entities provide information about accounting policies that is more useful, by replacing the requirement that entities disclose their “significant” accounting policies with “material” accounting policies and by adding guidance on how Entities apply the concept of materiality when making decisions about disclosures regarding accounting policies.

The modifications are effective for annual reporting periods that began on or after January 1, 2023.

This amendment did not have a significant impact on the Company´s consolidated financial statements.

Pillar Two model Rules – Amendments to IAS 12 - Income Taxes on International Tax Reform

In December 2021, the Organization for Economic Co-operation and Development (OECD) released the Pillar Two model rules (the Global Anti-Base Erosion Proposal, or ‘GloBE’) to reform international corporate taxation. Large multinational enterprises within the scope of the rules are required to calculate their GloBE effective tax rate for each jurisdiction where they operate. They will be liable to pay a top-up tax for the difference between their GloBE effective tax rate per jurisdiction and the 15% minimum rate.

In May 2023, the IASB made narrow-scope amendments to IAS 12 which provide a temporary relief from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules, including tax law that implements qualified domestic minimum top-up taxes described in those rules.

The modifications are effective for annual reporting periods that began on or after January 1, 2023.

As of the date of these Financial Statements, the adoption of the aforementioned amendments has not had effects since there is no tax regulatory framework related to that reform in the jurisdictions in which the Company operates.

4.a.2) New IFRS Accounting Standards issued that are not yet effective for the year beginning January 1, 2023.

The IFRS Accounting Standards that potentially have an impact on the Company, which are not mandatory and have not been adopted early in the year beginning January 1, 2023, are listed below.

On August 15, 2023, CNV General Resolution No. 972/2023 was published in the BO, which indicates that the early application of IFRS Accounting Standards and/or its modifications will not be admitted, unless the CNV specifically admits it.

Classification of liabilities as current and non-current - Amendments to IAS 1: Presentation of Financial Statements

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

This amendment did not have a significant impact on the Company´s consolidated financial statements.

Amendment to IAS 1 “Non-current liabilities with covenants”

In October 2022, the IASB issued Non-current Liabilities with Covenants, (Amendments to IAS 1), to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.

The amendments are effective for reporting periods beginning on or after January 1, 2024.

It is expected that the application of said standard will not have a significant impact on the Company.

Supplier finance arrangements – Amendments to IAS 7 “Statement of cash flows” and IFRS 7 “Financial instruments – Disclosure”

In May 2023, the IASB has issued new reporting requirements on supplier financing arrangements. The modifications include new requirements for qualitative and quantitative information regarding financing agreements with financial providers that allow evaluating the effects of these agreements on liabilities, cash flows and exposure to liquidity risk.

Supplier financing arrangements are those characterized by: (i) a financial provider paying the amount that an entity owes to its commercial supplier and (ii) the entity pays the financial provider, according to the terms of the agreement.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The amendments do not require disclosure of comparative information.

It is expected that the application of said standard will not have a significant impact on the Company.

Lack of Exchangeability– Amendments to IAS 21 “Effects of changes in foreign exchange rates”

On August 15, 2023, the IASB issued the modification to IAS 21 called “Lack of Exchangeability” to provide guidelines in the latter case. The amendment requires entities to apply a consistent approach to evaluating whether a currency can be exchanged for another currency, and if not, determining the exchange rate to use for measurement purposes and the disclosures that need to be provided in its financial statements.

Once the absence of exchangeability between currencies has been identified, the exchange rate must be estimated that represents that which would be obtained in an orderly transaction between market participants and that reflects economic conditions. These modifications do not specify a methodology for estimating the exchange rate to be used, but rather it must be developed by each entity.

The amendments are effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted.

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

Detailed data reflecting subsidiary control as of December 31, 2023 and 2022 is as follows:

		% of shareholding and voting
Company	Incorporation country	Direct	Indirect	Closing date	Main activity

Telcosur	Argentina	99.98%	-	December 31	Telecommunication Services
CTG	Argentina	100%	-	December 31	Electricity related services

For consolidation purposes for the year ended December 31, 2023, the financial statements of Telcosur have been used at those dates. The subsidiary CTG does not record operations or significant assets and liabilities as of December 31, 2023.

On June 29, 2023, TGSLatam Energía S.A. was dissolved and its dissolution, liquidation and cancellation of registration was registered on July 3, 2023.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

The Company accounted for the investments in its associates, under the equity method on the basis on the financial statements as of September 30, 2023 of Gas Link S.A. (“Link”) and Transporte y Servicios de Gas en Uruguay SA (“TGU”). Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2023 of Link and TGU from this date to December 31, 2023.

Unrealized gains and losses resulting from transactions between tgs and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2023 and 2022:

	% of shareholding
Company	and voting	Country	Main activity	Closing date

TGU	49.00%	Uruguay	Pipeline maintenance	December 31

Link	49.00%	Argentina	Pipeline exploitation and construction	December 31

As of December 31, 2022, the Company additionally considered its 49% interest in EGS, company that was liquidated in March 2023.

4.b.3) Joint arrangement

As indicated in “Note 23 – Associates and Joint Arrangement”, on August 7, 2017, the Company proceeded to create a UT (similar to a joint operation) with SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (“SACDE”) (“UT”). This operation is evaluated as a joint agreement under the provisions included in IFRS Accounting Standards 11 - Joint Arrangements since the parties have joint control of the operation, meaning that the decisions of the relevant activities are taken under the unanimous consent of the parties.

The Company has defined that the UT constitutes a joint operation given that it grants its participants a percentage of the rights over the assets and liabilities arising from each contract. Accordingly, the Company recognizes its share in the jointly operated assets, liabilities, revenues, costs and expenses.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Accounting policies applicable to the UT have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company. For further information regarding the UT, see Note 23.

4.c)	Foreign currency translation

4.c.1) Functional and presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos, which is the Company’s functional currency restated to reflect the effects of inflation as indicated in Note 4.d. Each subsidiary or associate determines its own functional currency based on the currency of the primary economic environment in which these entities operate.

4.c.2) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at reporting date exchange rates, are recorded in the Statement of Comprehensive Income within financial income and financial expenses, as appropriate.

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

4.d)	Restatement to current currency - Comparative Information

4.d.1) Regulatory framework

The consolidated financial statements as of December 31, 2023, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company’s functional currency (the Argentine peso) in accordance with IAS 29 “Financial Reporting in hyperinflationary economies” (“IAS 29”) and CNV General Resolution No. 777/2018. As a result, the financial statements are stated in terms of the current unit of measurement at the 2023 balance sheet date.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

Considering the aforementioned index, inflation was 211.40%, 94.79% and 50.94% in the years ended December 31, 2023, 2022 and 2021 respectively.

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

The figures as of December 31, 2022 and 2021, which are presented in these Consolidated Financial Statements for comparative purposes, arise from the restatement to the current unit of measure of the Financial Statements as of said dates, in accordance with IAS 29.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

Restatement of the Comprehensive Income Statement

Revenues and expenses (including interest and foreign exchange differences) are restated from the date of their booking, except for those items of the result that reflect or include in their determination the consumption of assets measured in purchasing power of a date before the consumption booked, which are restated based on the date of origin of the asset to which the item is related (for example, depreciation and other consumption of assets measured at historical cost); and also those results that arise from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison, but with the amounts already restated.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

Financial assets measured at amortized cost

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

Financial assets measured at amortized cost are subsequently measured using the effective interest method.

Gains and losses are recognized in the Statement of Comprehensive Income under financial results when the asset is derecognized, modified or impaired.

Financial assets at fair value through OCI (Debt instruments)

Corresponds to financial assets that are maintained in a business model whose objective is achieved by obtaining contractual cash flows and selling them.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

As of December 31, 2023 and 2022, the Company has not recognized any financial assets under this category.

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

As of December 31, 2023 and 2022, the Company has not recognized any financial assets under this category.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

Subsequent measurement

Financial liabilities at fair value through profit or loss

Includes financial liabilities measured at fair value. As of December 31, 2023 and 2022 there are no instruments classified in this category.

Financial liabilities at amortized cost

The Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months including premiums, discounts and direct expenses, which are included as non-current liabilities. They are measured using the effective interest method. As of December 31, 2023 and 2022, all of the Company’s financial liabilities were classified in this category.
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Derivative financial instruments are measured in accordance with IFRS Accounting Standards 13 “Fair value measurement”.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

If an impairment loss is recognized, the book amount of the asset is reduced through a provision account and the amount of the loss is recognized in the Statement of Comprehensive Income at the time it occurs. If in subsequent periods the amount of the impairment loss decreases, the reverse of the same is also recorded in the Statement of Comprehensive Income.

4.i)	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits with banking institutions and other short-term, highly liquid investments with original maturities not exceeding three months and without being subject to a risk of a significant change of value.

4.j)	Property, plant and equipment (“PPE”)

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to U.S.$ 561.2 million. This price was the basis to determine a total value of common stock of U.S.$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of U.S.$ 395 million, resulted in a total value for PPE of U.S.$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as mentioned in Note 4.d, and less accumulated depreciation.

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, measured at acquisition cost and restated for the effects of inflation as mentioned in Note 4.d.

Materials: Materials are recognized at historical cost restated in accordance with Note 4.d. Consumption is restated based on the origin date of the acquisition of the asset.

Other items of PPE: have been valued at acquisition cost restated for the effects of inflation as mentioned in Note 4.d, and net of accumulated depreciation. They include, mainly, all the investments made to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection, pipeline replacement and recoating, and the facilities affected to the Production and Commercialization of Liquids and Midstream segment.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects, until the moment in which the asset is in conditions for its use. Capitalization of borrowing costs is carried out considering the provisions of IAS 29, recording as an expense in the Statement of Comprehensive Income the part of the borrowing costs that compensates for inflation during the same period. As of December 31, 2023 and 2022 there have not been capitalized borrowing costs.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

As of December 31, 2023 and 2022, the book value of PPE did not exceed its recoverable value.

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

The evaluation carried out and the conclusions reached by tgs are consistent with those of other transportation and natural gas distribution companies in Argentina that are subject to the similar regulations and license agreements. The evaluation was carried out jointly, when the transportation and distribution companies adopted the IFRS Accounting Standards in Argentina in 2012, together with the FACPCE, the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos -“BYMA”) and the CNV, considering the contributions of ENARGAS with respect to the regulatory aspects of the License agreements. In this regard, the CNV issued General Resolution No. 613/2012, ratifying that IFRIC 12 does not apply to natural gas transportation and distribution licenses established under the regulatory framework described in Note 17.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

4.l)	Loans

Loans have been initially recorded at fair value net of direct attributable transaction costs. Subsequently, loans are measured at their amortized cost. Liabilities are disclosed as non-current when their maturity exceeds twelve months.

4.m)	Trade payables

Trade payables are initially recognized at fair value. Subsequently they are measured at amortized cost using the effective tax method.

4.n)	Income tax and deferred income tax

Income tax includes current tax and deferred income tax. Income tax is presented in the Statement of Comprehensive Income.

The current income tax is calculated on the basis of tax regulations in force at each reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2023 and 2022, there are no provisions booked for this concept.

The Company has calculated income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred income tax assets and liabilities are measured at undiscounted nominal value at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting period date (See Note 14).

On December 29, 2017, the National Executive Branch promulgated Law No. 27,430 (the “Law 27630”) on Tax Reform. It has introduced several changes to the text of the Income Tax Law. Law 27630 establishes a new treatment with the application of the following scale, updated for the years beginning on January 1, 2023, maintaining the 7% rate on dividends.

Accumulated taxable net profit		Will pay $	More than %	On the surplus of $
More than $	to $
$0	$14,301,209	$0	25%	$0
$14,301,209	$143,012,092	$3,575,302	30%	$14,301,209
$143,012,092	On forward	$42,188,567	35%	$143,012,092

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

The assets and liabilities generated by the application of the deferred tax were measured at their nominal amount considering the restatements for inflation mentioned in Note 4.d) and are classified as non-current assets or liabilities.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Liquids Production and Commercialization

This business segment includes: (i) production and commercialization of liquids, and (ii) other liquid services.

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

The price of those tons of propane and butane that are not sold within the framework of the aforementioned programs is determined by the Secretary of Energy based on the international reference prices.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Revenues are recognized when the service is effectively rendered, that is, after the dispatch to each vessel. The price is agreed by the parties being a fixed amount per ton of product dispatched, there being no variable components in them. These services are billed monthly, at which time an unconditional right to receive the consideration from the client arises.

Midstream

The services included in the Midstream segment consist mainly in (i) treatment, removal of impurities and natural gas compression, including the collection and transport of natural gas (ii) inspection and maintenance of pipelines and compressor plants, (iii) services of steam generation for electricity production and management services for expansion works and steam generation for the production of electricity and (iv) natural gas transportation services in Vaca Muerta.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

4.q)	Government grants

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

Government grants are recognized at fair value whenever there is reasonable assurance that will be received and that the product has been delivered. They are presented within the caption “Revenues” of the statement of comprehensive income.

4.r)	Contract liabilities

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

4.s)	Equity accounts

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

4.t)	Basic and diluted earnings per share

Earnings per share for the years ended  December 31, 2023, 2022 and 2021 were calculated as follows:

	2023	2022	2021
Net income attributable to owners of the Company	23,517,458	100,640,069	126,968,077
Weighted average number of outstanding shares (1)	752,761,058	752,761,058	752,761,058
Basic and diluited earnings per share	31.24	133.69	168.67

(1)	The weighted average number of shares excludes treasury shares

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of December 31, 2023, 2022 and 2021, there are no tgs instruments outstanding that imply the existence of potential ordinary shares, thus the basic net income per share for each of the three years ended on December 31, 2023, 2022 and 2021 matches the diluted net income per share.

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

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

5.a) Impairment of PPE

As mentioned in Note 4.j), management periodically evaluates the existence of significant events or changes that could have an adverse effect on the Company or will take place in the near future that could affect the recoverable amount of PPE. PPE is tested to assess whether an impairment or reversal of a previous impairment is required when significant changes took place during the period or will take place in the near future indicate that the recoverable value of the PPE amounts may be affected. These evaluations are performed at the lowest level for which identifiable cash flows exist, i.e., for each CGU. The Management considers each business segment as a CGU.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Since August 2019, the main macroeconomic and business variables in Argentina suffered a significant deterioration. This situation was aggravated in 2020 by the negative consequences that COVID had on Argentina’s economic situation which led the Argentine Government to take a series of measures even affecting the regulatory framework of the natural gas transportation segment (see Notes 1 and 17). Given these indicators of impairment of the book value of PPE, the recoverable value of Natural Gas Transportation segment CGU has been calculated based on its value in use as of December 31, 2023.

The value in use of PPE is sensitive to significant variation in the assumptions applied, including the determination of future tariffs determined by the Argentine Government in the Natural Gas Transportation segment.

The value in use is calculated based on the basis of discounted future cash flows. The projected cash flows are prepared taking into account significant assumptions relating to: (i) discount rate, (ii) estimates of future tariff adjustments and the recognition of cost adjustments, (iii) expected macroeconomic variables such as inflation and foreign exchange rates. The discount rate is based on a weighted average cost of capital (“WACC”).

In performing the analysis for the Natural Gas Transportation segment, management considered among others: (i) the status of the negotiations with the Argentine Government, (ii) the contractual rights derived from the License, (iii) Management´s expectations with respect to the transitional tariff increase to be granted until the new RTI is finalized, (iv) Management´s expectation of the outcome of the new RTI process and (v) the impact of a cost monitoring scheme that allows for semi-annual adjustments to current tariffs.

Management has prepared, for the Natural Gas Transportation segment, three different estimates of the expected cash flows by sensitizing its main variables (as described above) and assigning probabilities of occurrence based on experience and considering the current socio-economic context, as follows:

a) Base scenario: probability of occurrence assigned 50%.
b) Optimistic scenario: probability of occurrence assigned 35%.
b) Pessimistic scenario: probability of occurrence assigned  15%.

In order to make the comparison between the expected cash flow and the book value of the assets assigned to the Natural Gas Transportation segment, management has used a weighting of the scenarios, in accordance with the probabilities mentioned above, to determine the expected value in use.

As of December 31, 2023 and 2022, based on the foregoing, management has not determined the need to record an additional impairment charge.

As of December 31, 2023, the book value of the PPE related to Natural Gas Transportation cash-generating units amounted Ps. 571,160,601.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

Non-cash investing and financing activities for the years ended December 31, 2023, 2022 and 2021 are presented below:

	2023	2022	2021
Unpaid acquisition of PPE	7,104,214	5,751,534	5,779,850
Principal payment of financial lease (1)	2,683,976	2,807,421	3,624,542
(1)	Cancelled through compensation with trade receivables with the creditor. See Note 13.

Note 13 to these consolidated financial statements includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

7.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS Accounting Standards 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

As of December 31, 2023, the Company changed the name of the Other Services business segment to Midstream. This modification does not alter the criteria for assigning income, costs, expenses, assets and liabilities adopted in the past or the comparative information presented.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Midstream and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. Liquids Production and Commercialization business segment is regulated by the SE.

Non-current assets are mostly located in the entity’s country of domicile.

Detailed information on each business segment for the years ended December 31, 2023, 2022 and 2021 is disclosed below:

Year ended December 31, 2023
		Production and
	Natural Gas	Commercialization of
	Transportation	Liquids	Midstream	Telecommunications	Eliminations	Total
Revenues	99,052,395	265,413,067	85,614,680	2,728,612	-	452,808,754
Intersegment revenues	2,809,126	-	-	-	(2,809,126)	-
Cost of sales	(90,767,353)	(161,942,800)	(32,605,483)	(2,239,234)	2,809,126	(284,745,744)
Administrative expenses	(14,607,853)	(3,204,974)	(2,471,994)	(160,434)	-	(20,445,255)
Selling expenses	(7,906,362)	(14,424,099)	(7,683,464)	(407,970)	-	(30,421,895)
Other operating results	(813,350)	(77,489)	132,052	-	-	(758,787)
Operating profit	(12,233,397)	85,763,705	42,985,791	(79,026)	-	116,437,073
Depreciation of property, plant and equipment	(40,555,152)	(4,502,892)	(15,569,642)	-	-	(60,627,686)

	Natural Gas	Production and Commercialization of
	Transportation	Liquids	Midstream	Telecommunications	Total
Identifiable assets	663,256,185	333,249,699	502,685,961	26,599,035	1,525,790,880
Identifiable liabilities	325,592,353	23,465,448	299,050,047	22,008,138	670,115,986

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Year ended December 31, 2022
		Production and
	Natural Gas	Commercialization of
	Transportation	Liquids	Midstream	Telecommunications	Eliminations	Total
Revenues	126,566,847	324,533,037	58,379,759	2,863,126	-	512,342,769
Intersegment revenues	3,627,152	-	-	-	(3,627,152)	-
Cost of sales	(91,420,235)	(183,060,361)	(26,181,847)	(2,045,480)	3,627,152	(299,080,771)
Administrative expenses	(13,175,069)	(2,582,373)	(1,953,283)	(209,019)	-	(17,919,744)
Selling expenses	(9,402,172)	(17,868,518)	(4,162,916)	(341,175)	-	(31,774,781)
Other operating results	(561,630)	118,148	205,261	0	-	(238,221)
Operating profit	15,634,893	121,139,933	26,286,974	267,452	-	163,329,252
Depreciation of property, plant and equipment	(44,797,434)	(4,074,803)	(12,078,552)	-	-	(60,950,789)

		Production and
	Natural Gas	Commercialization of
	Transportation	Liquids	Midstream	Telecommunications	Total
Identifiable assets	698,770,492	248,394,528	320,338,223	15,783,444	1,283,286,687
Identifiable liabilities	213,757,357	24,731,014	198,581,048	14,060,406	451,129,825

Year ended December 31, 2021
		Production and
	Natural Gas	Commercialization of
	Transportation	Liquids	Midstream	Telecommunications	Eliminations	Total
Revenues	148,634,694	338,063,360	50,253,829	2,779,288	-	539,731,171
Intersegment revenues	5,461,629	-	-	-	(5,461,629)	-
Cost of sales	(94,663,455)	(175,262,050)	(22,716,039)	(1,941,542)	5,461,629	(289,121,457)
Administrative expenses	(11,896,541)	(2,068,133)	(1,450,879)	(142,582)	-	(15,558,135)
Selling expenses	(10,443,853)	(15,225,336)	(3,145,578)	(269,349)	-	(29,084,116)
Other operating results	(1,235,653)	1,952,096	62,590	2,367	-	781,400
Operating profit	35,856,821	147,459,937	23,003,923	428,182	-	206,748,863
Depreciation of property, plant and equipment	(43,111,810)	(3,720,829)	(11,466,450)	-	-	(58,299,089)

		Production and
	Natural Gas	Commercialization of
	Transportation	Liquids	Midstream	Telecommunications	Total
Identifiable assets	755,351,383	233,222,088	271,943,691	2,302,853	1,262,820,015
Identifiable liabilities	243,054,283	66,653,975	220,958,204	636,797	531,303,259
8.	DETAIL OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME CAPTIONS

a)	Other receivables

	2023		2022
	Current	Non Current	Current	Non Current
Turnover tax balance	101,733	-	687,984	-
Income tax credit balance	7,471,755	-	301,091	-
VAT credit balance	1,486,793	-	4,657,101	-
Other tax receivables	260,287	-	333,982	171
Prepaid expenses	795,102	21,507	4,747,164	-
Advances to suppliers	21,571,061	-	25,966,963	-
Deposits in guarantee	193,404	-	-	-
Subsidies receivables	4,675,875	-	11,734,335	-
Other Receivables UT	43,717	-	104,197	-
Others	649,851	14,486	1,842,470	46,226
Total	37,249,578	35,993	50,375,287	46,397

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

b)	Trade receivables

	2023	2022
	Current	Current
Third parties	44,409,352	49,019,751
UT	-	29,422
Natural Gas Transportation	15,491,462	13,696,175
Production and Commercialization of Liquids	15,813,227	25,503,925
Midstream	13,104,663	9,790,229
Related parties (Note 21)	6,693,882	4,143,189
Natural Gas Transportation	271,831	408,396
Production and Commercialization of Liquids	646,317	877,466
Midstream	5,775,734	2,857,327
Allowance for doubtful accounts	(301,770)	(412,681)
Total	50,801,464	52,750,259

The movement of the allowance for doubtful accounts is as follows:

Balances as of 12/31/2020	1,213,378
Inflation adjustment restatement	(409,504)
Additions	-
Applications	-
Reversals	-
Balances as of 12/31/2021	803,874
Inflation adjustment restatement	(391,193)
Additions	-
Applications	-
Reversals	-
Balances as of 12/31/2022	412,681
Inflation adjustment restatement	(280,160)
Additions(1)	170,614
Applications	(1,365)
Reversals	-
Balances as of 12/31/2023	301,770

(1)	Including in selling expenses.

c)	Cash and cash equivalents

	2023	2022
Cash and banks	2,671,472	901,930
UT Cash and banks	246	495
Mutual funds in local currency	2,053,808	8,267,667
Interest-bearing accounts	1,873,520	103,833
UT Mutual funds	153	33,881
Total	6,599,199	9,307,806

d)	Contract liabilities

	2023		2022
	Current	Non Current	Current	Non Current
Natural Gas Transportation	1,123,829	17,255,469	1,123,830	18,379,379
Production and Commercialization of Liquids	1,408,271	328,500	1,075,113	1,736,630
Midstream	1,973,693	37,227,970	1,017,686	16,372,908
UT	10,931	-	38,995	-
Total	4,516,724	54,811,939	3,255,624	36,488,917

During 2023 and 2022 financial years, the Company recognized Ps. 4,086,990 and Ps. 1,463,547, respectively, in revenues for sales from contracts with clients in the Statement of Comprehensive Income, which had been included in the balance at the beginning of each year.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Revenues related to the contract liabilities will be recognized in the Statement of Comprehensive Income in accordance with the schedule stipulated with the customers for the provision of the service, which will be completed between 2025 and 2053.

e)	Other payables

	2023	2022
	Current	Current
Payable for compensation for the Board of Directors and Supervisory Committee	70,368	211,879
Others	4,006	5,490
UT Other liabilities	-	674,985
Total	74,374	892,354

f)	Taxes payables

	2023		2022
	Current	Non Current	Current	Non Current
Health and safety tax	165,763	-	162,988	-
Withholdings and perceptions made to third parties	1,145,814	-	1,811,770	-
Turnover Tax	621,515	-	493,214	-
Tax on exports	348,893	-	323,113	-
Others	256,129	94,120	150,771	44,485
Total	2,538,114	94,120	2,941,856	44,485

g)	Trade payables

	2023	2022
	Current	Current
Suppliers	34,880,569	30,261,542
UT Suppliers	407,474	370,812
Customers (credit balances)	24,670	47,449
Related companies (Note 21)	6,410,485	2,095,649
Total	41,723,198	32,775,452

h)	Revenues

	2023	2022	2021
Sales of goods and services	444,288,189	495,499,735	526,690,895
Government grants	8,520,565	16,843,034	13,040,276
Total	452,808,754	512,342,769	539,731,171

Disaggregation of revenues of goods and services
Below is a table in which revenues are disaggregated considering the type of market and the opportunity to satisfy performance obligations:

Year ended December 31, 2023
		Production and
	Natural Gas	Commercialization of
	Transportation	Liquids	Midstream	Telecommunications	Total
Primary geographical market:
External market	-	95,390,300	-	-	95,390,300
Local market	99,052,395	161,502,202	85,614,680	2,728,612	348,897,889
Total	99,052,395	256,892,502	85,614,680	2,728,612	444,288,189
Timing of revenue recognition:
Over the time	99,052,395	14,740,084	85,614,680	2,728,612	202,135,771
At a point in time	-	242,152,418	-	-	242,152,418
Total	99,052,395	256,892,502	85,614,680	2,728,612	444,288,189

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Year ended December 31, 2022
		Production and
	Natural Gas	Commercialization of
	Transportation	Liquids	Midstream	Telecommunications	Total
Primary geographical market:
External market	-	144,224,284	-	-	144,224,284
Local market	126,566,847	163,465,719	58,379,759	2,863,126	351,275,451
Total	126,566,847	307,690,003	58,379,759	2,863,126	495,499,735
Timing of revenue recognition:
Over the time	126,566,847	14,026,199	58,379,759	2,863,126	201,835,931
At a point in time	-	293,663,804	-	-	293,663,804
Total	126,566,847	307,690,003	58,379,759	2,863,126	495,499,735

Year ended December 31, 2021
		Production and
	Natural Gas	Commercialization of
	Transportation	Liquids	Midstream	Telecommunications	Total
Primary geographical market:
External market	-	139,226,107	-	-	139,226,107
Local market	148,634,694	185,796,977	50,253,829	2,779,288	387,464,788
Total	148,634,694	325,023,084	50,253,829	2,779,288	526,690,895
Timing of revenue recognition:
Over the time	148,634,694	14,904,487	50,253,829	2,779,288	216,572,298
At a point in time	-	310,118,597	-	-	310,118,597
Total	148,634,694	325,023,084	50,253,829	2,779,288	526,690,895

Detailed information of revenues on each business segment for the years ended December 31, 2023, 2022 and 2021 is disclosed below:

i.	Natural Gas Transportation:

	2023	2022	2021
Firm	80,983,446	105,829,742	120,845,950
Access and Charge	3,245,137	4,390,571	5,232,000
Interruptible and Others	14,823,812	16,346,534	22,556,744
Total	99,052,395	126,566,847	148,634,694

ii.	Production and Commercialization of Liquids:

	2023	2022	2021
Product	242,152,418	293,663,804	310,118,597
Services	14,740,084	14,026,199	14,904,487
Total	256,892,502	307,690,003	325,023,084

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

iii.	Midstream:

	2023	2022	2021
Conditioning and treatment	15,611,839	18,502,273	20,269,555
Operation and maintenance	2,814,648	1,403,950	1,498,923
Steam sales	1,059,394	1,160,862	1,335,982
Construction	335,740	7,359	272,824
UT Construction	24,118	135,578	248,173
Transportation and conditioning of Natural Gas	62,520,637	36,488,633	25,339,483
Others	3,248,304	681,104	1,288,889
Total	85,614,680	58,379,759	50,253,829

i)	Net cost of sales

	2023	2022	2021
Inventories at the beginning of the year	5,709,799	7,094,828	5,232,745
Purchases	133,976,202	149,879,054	143,377,155
Operating costs (Note 8.j.)	152,729,020	147,816,688	147,606,385
Inventories at the end of the year	(7,669,277)	(5,709,799)	(7,094,828)
Total	284,745,744	299,080,771	289,121,457

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

j)	Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the years ended December 31, 2023, 2022 and 2021

	2023

		Operating expenses
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	46,723,990	18,972,152	15,729,859	9,613,195	2,408,784		-
Social security taxes	7,736,209	3,247,120	2,802,891	1,223,534	462,664		-
Compensation to Directors and Statutory Committee	407,036	-	-	407,036	-		-
Professional services fees	7,423,325	447,268	797,379	4,531,240	1,647,438		-
Technical operator assistance fees	6,078,353	238,800	5,839,553	-	-		-
Materials	7,690,001	2,098,683	5,591,318	-	-		-
Third parties services	4,770,767	2,336,490	2,247,126	187,151	-		-
Telecommunications and post expenses	216,314	46,110	86,635	73,747	9,822		-
Rents	1,315,717	157,220	1,120,550	35,914	2,033		-
Transports and freight	2,248,073	1,381,860	833,729	32,474	10		-
Easements	801,674	801,674	-	-	-		-
Offices supplies	256,530	125,826	49,242	72,173	9,289		-
Travels expenses	961,657	489,282	228,985	203,899	39,491		-
Insurance	2,121,299	1,246,406	742,872	132,021	-		-
Property, plant and equipment maintenance	20,273,800	14,992,492	4,842,909	438,399	-		-
Depreciation of property, plant and equipment	60,627,686	37,600,030	19,907,412	3,120,244	-		-
Taxes and contributions	31,061,332	5,995,023	171,272	201,507	24,693,530	(1)	-
Advertising	884,640	-	236	-	884,404		-
Doubtful accounts	170,614	-	-	-	170,614		-
Banks expenses	166,616	-	-	166,616	-		-
Interests expense	24,627,599	-	-	-	-		24,627,599
Foreign exchange loss	479,075,435	-	-	-	-		479,075,435
Other expenses	1,660,537	590,917	969,699	6,105	93,816		-

Total 2023	707,299,204	90,767,353	61,961,667	20,445,255	30,421,895		503,703,034

(1)	Includes tax on exports for Ps. 8,235,527 for the year ended December 31, 2023.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2022

		Operating expenses

Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other contributions	41,407,697	17,389,327	14,104,839	7,594,762	2,318,769		-
Social security taxes	7,851,574	3,220,136	2,773,490	1,375,553	482,395		-
Compensation to Directors and Statutory Committee	392,053	-	-	392,053	-		-
Professional services fees	5,120,449	152,503	1,870,411	2,797,783	299,752		-
Technical operator assistance fees	9,551,489	874,149	8,677,340	-	-		-
Materials	4,965,971	1,440,796	3,521,432	-	3,743		-
Third parties services	4,868,722	2,115,909	2,144,758	608,055	-		-
Telecommunications and post expenses	262,962	50,224	82,906	115,006	14,826		-
Rents	339,374	54,742	251,533	30,060	3,039		-
Transports and freight	1,911,595	1,087,224	785,859	37,347	1,165		-
Easements	625,789	488,057	137,732	-	-		-
Offices supplies	146,187	57,760	29,889	56,041	2,497		-
Travels expenses	616,830	318,688	109,276	143,961	44,905		-
Insurance	2,141,684	1,242,401	738,880	160,403	-		-
Property, plant and equipment maintenance	20,129,944	15,916,630	3,968,261	245,053	-		-
Depreciation of property, plant and equipment	60,950,789	41,061,392	16,153,353	3,736,044	-		-
Taxes and contributions	33,812,652	5,563,067	189,601	92,205	27,967,779	(1)	-
Advertising	588,844	-	-	-	588,844		-
Banks expenses	309,371	-	-	309,371	-		-
Interests expense	21,170,971	-	-	-	-		21,170,971
Foreign exchange loss	162,261,989	-	-	-	-		162,261,989
Costs of services rendered to third parties	152,347	-	152,347	-	-		-
Other expenses	1,364,890	387,228	704,548	226,047	47,067		-

Total 2022	380,944,173	91,420,233	56,396,455	17,919,744	31,774,781		183,432,960

(1)	Includes tax on exports of Ps. 11,395,810 for the year ended December 31, 2022.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2021

		Operating expenses
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	36,168,618	15,654,833	12,094,067	6,452,777	1,966,941		-
Social security taxes	7,335,967	3,262,901	2,556,436	1,063,990	452,640		-
Compensation to Directors and Statutory Committee	386,737	-	-	386,737	-		-
Professional services fees	3,101,696	218,845	323,833	2,433,349	125,669		-
Technical operator assistance fees	13,235,940	2,317,203	10,918,737	-	-		-
Materials	4,986,720	1,654,886	3,331,688	-	146		-
Third parties services	4,404,920	2,062,951	2,097,461	244,508	-		-
Telecommunications and post expenses	295,737	58,373	57,016	151,867	28,481		-
Rents	190,344	88,013	51,142	48,436	2,753		-
Transports and freight	1,547,379	895,204	627,110	24,016	1,049		-
Easements	1,106,805	1,040,126	66,679	-	-		-
Offices supplies	120,294	42,414	26,410	46,126	5,344		-
Travels expenses	340,783	189,781	65,822	69,656	15,524		-
Insurance	2,653,757	1,541,932	928,147	183,678	-		-
Property, plant and equipment maintenance	24,336,339	20,547,810	3,534,262	254,267	-		-
Depreciation of property, plant and equipment	58,299,088	39,128,286	15,187,279	3,983,523	-		-
Taxes and contributions	32,491,050	5,635,806	232,958	100,915	26,521,371	(1)	-
Advertising	322,456	-	-	-	322,456		-
Doubtful accounts	(403,942)	-	-	-	(403,942)		-
Banks expenses	72,683	-	-	72,683	-		-
Interests expense	27,103,059	-	-	-	-		27,103,059
Foreign exchange loss	75,483,148	-	-	-	-		75,483,148
Costs of services rendered to third parties	348,627	-	348,627	-	-		-
Other expenses	906,639	324,082	495,266	41,607	45,684		-

Total 2021	294,834,844	94,663,446	52,942,940	15,558,135	29,084,116		102,586,207

(1)	Includes tax on exports for Ps. 9,559,483 for the year ended December 31, 2021.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

k)	Net financial results

	2023	2022	2021
Financial income
Interest income	24,189,599	5,712,465	4,805,054
Foreign exchange gain	270,215,879	87,014,477	36,881,692
Subtotal	294,405,478	92,726,942	41,686,746
Financial expenses
Interest expense (1)	(24,627,599)	(21,170,971)	(27,103,059)
Foreign exchange loss	(479,075,435)	(162,261,989)	(75,483,148)
Subtotal	(503,703,034)	(183,432,960)	(102,586,207)
Other financial results
Notes repurchase results	-	(3,208,025)	(2,512,565)
Derivative financial instruments results	-	(397,309)	(489,617)
Fair value gains on financial instruments through profit or loss	195,808,868	75,136,140	7,224,284
Others	(2,771,374)	(2,399,617)	(2,991,575)
Subtotal	193,037,494	69,131,189	1,230,527
(Loss) / Gain on net monetary position	(56,520,664)	11,734,721	57,022,289
Total	(72,780,726)	(9,840,108)	(2,646,645)

(1)	Includes Ps. 954,177, Ps. 1,191,598 and Ps. 1,769,776 of accrued interest corresponding to leasing liabilities, for the years ended December 31, 2023, 2022 and 2021.

l)	Other operating results, net

	2023	2022	2021
Net increase in provisions (1)	(700,775)	(1,111,383)	(1,905,927)
Recovery of insurance	22,071	90,308	2,275,910
Recovery action of VAT and income tax (Note 20.c)	-	-	451,267
Others	(80,083)	782,854	(39,850)
Total	(758,787)	(238,221)	781,400

(1)	Including legal expenses

m)	Financial assets at amortized cost

	2023		2022
	Current	Non Current	Current	Non Current
Fixed term deposits in foreign currency (1)	101,278,491	79,755,670	-	122,353,138
VRD bonds	-	-	4,478	-
Private debt bonds	4,049,066	27,435,360	-	2,715,281
Total	105,327,557	107,191,030	4,478	125,068,419

(1)	Includes restricted assets granted in guarantee to Telcosur and financial debt of the Company. See Note 13.

n)	Financial assets at fair value through profit or loss

	2023	2022
	Current	Current
Public debt bonds	83,786,508	22,304,585
Corporate bonds with related parties	9,982,891	8,005,655
Corporate bonds	103,903,220	80,369,361
Equity instruments	19,864,700	11,671,310
Total	217,537,319	122,350,911

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

o)	Payroll and social security taxes payable

	2023	2022
	Current	Current
Vacation benefit payable	3,681,422	4,036,952
Annual bonus payable	1,247,790	2,669,234
Social security taxes payable	1,289,519	1,469,673
UT	6,551	13,630
Total	6,225,282	8,189,489

9.	INVESTMENTS IN ASSOCIATES

	2023			2022

	Description of securities

	Face	Amount	Book value	Book value
Name and issuer	value
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	26,759	42,046

Emprendimientos de Gas del Sur S.A. (liquidated)	$1	116,130	-	2,180

Gas Link S.A.	$1	502,962	423,973	436,905

Total			450,732	481,131

10.	JOINT ARRANGEMENTS

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The breakdown of the amounts included in the statements of financial position related to the Company’s participation in the UT and its results is the following:

	2023	2022
Consolidated Statements of financial position
Non Current assets	-	-
Current Assets	61,759	224,276
Total	61,759	224,276
Non Current Liabilities	-	-
Current Liabilities	422,838	867,650
Total	422,838	867,650

	2023	2022	2021
Consolidated Statements of comprehensive income
Gross (loss) / profit	(102,742)	84	165
Operating loss	(146,685)	(24,458)	(47,642)
Net Financial results	648,817	439,521	856,156
Comprehensive income	502,132	415,063	808,514

11.	SHARE OF (LOSS) / PROFIT FROM ASSOCIATES

	2023	2022	2021
EGS (liquidated)	(2,180)	(1,345)	(959)
TGU	(15,287)	(18,177)	(17,968)
Link	(12,932)	300,219	147,685
Total	(30,399)	280,697	128,758

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

12.	PROPERTY, PLANT AND EQUIPMENT

	2023
	Cost					Depreciations
						Accumulated at				Accumulated at
	Beginning				End of the	the beginning				the end	Net
Account	of the year	Additions	Retirements	Transfers	year	of the year	Retirements	For the year	rate %	of the year	book value
Pipelines	839,020,741	-	-	4,366,209	843,386,950	471,482,642	-	20,871,783	2.2	492,354,425	351,032,525

Compressor plants	376,727,219	-	-	8,769,398	385,496,617	267,613,306	-	12,625,163	3.3 to 25	280,238,469	105,258,148

Other plants	330,185	-	-	-	330,185	153,841	-	9,054	3.3	162,895	167,290

Stations of regulation and/or measurement of pressure	30,108,421	-	-	974,720	31,083,141	24,131,670	-	804,933	4.0	24,936,603	6,146,538

Other technical installations	7,426,175	-	-	546,862	7,973,037	5,030,464	-	251,312	6.7	5,281,776	2,691,261

Subtotal assets related to natural gas transportation service	1,253,612,741	-	-	14,657,189	1,268,269,930	768,411,923	-	34,562,245		802,974,168	465,295,762

Non-regulated segment Pipelines	136,104,320	-	-	24,506,426	160,610,746	15,036,810	-	4,818,462	2.2	19,855,272	140,755,474

Non-regulated segment Compressor plants	26,452,805	-	-	130,324	26,583,129	18,187,533	-	2,329,807	3.3 to 25	20,517,340	6,065,789

Non-regulated segment Other plants	267,326,035	-	-	23,061,319	290,387,354	141,193,042	-	9,396,945	3.3	150,589,987	139,797,367

Non-regulated segment Stations of regulation and/or measurement of pressure	8,821,403	-	-	17	8,821,420	1,543,645	-	780,877	4.0	2,324,522	6,496,898

Non-regulated segment Other technical installations	3,388,956	-	-	-	3,388,956	2,079,941	-	279,823	6.7	2,359,764	1,029,192

Subtotal assets related to Other Services and Production and Commercialization of Liquids	442,093,519	-	-	47,698,086	489,791,605	178,040,971	-	17,605,914		195,646,885	294,144,720

Lands	4,414,415	194,550	-	752,084	5,361,049	-	-	-	-	-	5,361,049

Buildings and constructions	49,753,851	1,813,740	-	2,676,774	54,244,365	25,523,734	-	1,604,647	2.0	27,128,381	27,115,984

Facilities and features in building	3,668,488	-	-	2,266,099	5,934,587	1,749,603	-	288,267	4.0	2,037,870	3,896,717

Machinery, equipment and tools	17,497,662	203,931	(1,221)	162,243	17,862,615	12,503,375	(1,221)	1,736,581	6.7 to 10	14,238,735	3,623,880

UT Machinery, equipment and tools	11,338	-	-	-	11,338	11,338	-	-	6.7 to 10	11,338	-

Computers and Telecommunication systems	75,761,612	24,910	-	3,531,517	79,318,039	59,656,867	-	4,254,414	6.7 to 20	63,911,281	15,406,758

Vehicles	7,414,585	955,225	(771,024)	-	7,598,786	5,928,862	(764,918)	550,162	20	5,714,106	1,884,680

Furniture	2,998,709	9,762	-	5,963	3,014,434	2,837,684	-	25,456	10	2,863,140	151,294

Materials	52,091,628	15,190,482	(1,104,322)	(15,967,214)	50,210,574	-	-	-	-	-	50,210,574

Line pack	6,642,334	-	-	169,305	6,811,639	344,610	-	-	-	344,610	6,467,029

Works in progress	56,080,056	119,222,352	-	(55,952,046)	119,350,362	-	-	-	-	-	119,350,362

Total	1,972,040,938	137,614,952	(1,876,567)	-	2,107,779,323	1,055,008,967	(766,139)	60,627,686		1,114,870,514	992,908,809

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2022
	Cost					Depreciations
						Accumulated at				Accumulated at
	Beginning				End of the	the beginning				the end	Net
Account	of the year	Additions	Retirements	Transfers	year	of the year	Retirements	For the year	rate %	of the year	book value
Pipelines	825,437,750	-	-	13,582,991	839,020,741	451,091,096	-	20,391,546	2.2	471,482,642	367,538,099

Compressor plants	363,849,815	-	-	12,877,404	376,727,219	251,158,336	-	16,454,970	3.3 a 25	267,613,306	109,113,913

Other plants	330,185	-	-	-	330,185	143,599	-	10,242	3.3	153,841	176,344

Stations of regulation and/or measurement of pressure	29,591,752	-	-	516,669	30,108,421	23,321,512	-	810,158	4.0	24,131,670	5,976,751

Other technical installations	6,117,435	-	-	1,308,740	7,426,175	4,802,890	-	227,574	6.7	5,030,464	2,395,711

Subtotal assets related to natural gas transportation service	1,225,326,937	-	-	28,285,804	1,253,612,741	730,517,433	-	37,894,490		768,411,923	485,200,818

Non-regulated segment Pipelines	135,525,158	-	-	579,162	136,104,320	10,537,530	-	4,499,280	2.2	15,036,810	121,067,510

Non-regulated segment Compressor plants	26,226,773	-	-	226,032	26,452,805	15,476,620	-	2,710,913	3.3 a 25	18,187,533	8,265,272

Non-regulated segment Other plants	241,609,687	-	(5,801,923)	31,518,271	267,326,035	140,079,426	(5,801,923)	6,915,539	3.3	141,193,042	126,132,993

Non-regulated segment Stations of regulation and/or measurement of pressure	8,810,183	-	-	11,220	8,821,403	1,197,400	-	346,245	4.0	1,543,645	7,277,758

Non-regulated segment Other technical installations	3,241,414	-	-	147,542	3,388,956	1,799,394	-	280,547	6.7	2,079,941	1,309,015

Subtotal assets related to Other Services and Production and Commercialization of Liquids	415,413,215	-	(5,801,923)	32,482,227	442,093,519	169,090,370	(5,801,923)	14,752,524		178,040,971	264,052,548

Lands	4,414,415	-	-	-	4,414,415	-	-	-	-	-	4,414,415

Buildings and constructions	48,593,836	-	-	1,160,015	49,753,851	24,562,057	-	961,677	2.0	25,523,734	24,230,117

Facilities and features in building	3,603,108	-	-	65,380	3,668,488	1,640,103	-	109,500	4.0	1,749,603	1,918,885

Machinery, equipment and tools	16,671,137	738,967	-	87,558	17,497,662	10,777,878	-	1,725,497	6.7 a 10	12,503,375	4,994,287

UT Machinery, equipment and tools	11,338	-	-	-	11,338	11,338	-	-	6.7 a 10	11,338	-

Computers and Telecommunication systems	71,219,582	-	-	4,542,030	75,761,612	54,745,352	-	4,911,515	6.7 a 20	59,656,867	16,104,745

Vehicles	6,917,479	497,106	-	-	7,414,585	5,361,985	-	566,877	20.0	5,928,862	1,485,723

Furniture	2,975,313	23,268	-	128	2,998,709	2,808,975	-	28,709	10.0	2,837,684	161,025

Materials	49,174,527	19,543,115	(299,705)	(16,326,309)	52,091,628	-	-	-	-	-	52,091,628

Line pack	6,642,334	-	-	-	6,642,334	344,610	-	-	-	344,610	6,297,724

Works in progress	59,872,118	46,504,771	-	(50,296,833)	56,080,056	-	-	-	-	-	56,080,056

Total	1,910,835,339	67,307,227	(6,101,628)	-	1,972,040,938	999,860,101	(5,801,923)	60,950,789		1,055,008,967	917,031,971

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The following is the composition of the resulting net book value of Property, plant and equipment as of December 31, 2023 and 2022:

	2023	2022
Cost	2,107,779,323	1,972,040,938
Accumulated depreciaton	(1,114,870,514)	(1,055,008,967)
Total	992,908,809	917,031,971

As of December 31, 2023 and 2022, Property, plant and equipment contains the following assets for right of use:

	2023	2022
Other plants	2,235,293	3,073,528
Compressor plants	5,549,632	7,630,745
Other technical installations	631,038	867,678
Buildings	1,450,992	-
Total	9,866,955	11,571,951

The depreciations recorded in the years 2023, 2022 and 2021 of the rights-of use assets corresponds to the following:

	2023	2022	2021
Other plants	(838,235)	(838,235)	(838,235)
Compressor plants	(2,081,113)	(2,081,113)	(2,081,113)
Other technical installations	(236,640)	(236,640)	(236,640)
Buildings	(362,748)	-	-
Total	(3,518,736)	(3,155,988)	(3,155,988)
The right to use these assets expires in September 2026 and December 2027.

13.	LOANS

Short-term and long-term loans as of December 31, 2023 and 2022 comprise the following:

	2023	2022
Current Loans
2018 Notes Interest	4,277,626	2,919,070
Bank loans	49,994,730	5,662,649
Leases liabilities	6,294,835	3,625,240
Total Current loans	60,567,191	12,206,959
Non Current Loans
2018 Notes	380,225,912	259,379,199
Leases liabilities	10,921,411	9,647,624
Bank loans	19,933,952	13,401,649
Total non current loans	411,081,275	282,428,472
Total (1)	471,648,466	294,635,431

(1)	As of December 31, 2023 and 2022, it is net of Notes repurchase of Ps 23,991,562 and Ps. 16,371,945, respectively.
(2)	Net of issuance expenses of Ps. 52,684 and Ps. 93,749 as of December 31, 2023 and 2022, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Loans are totally denominated in US dollars.

The activity of the loans as of December 31, 2023, 2022 and 2021 is the following:

	2023		2022		2021
	Leases liabilities	Other payables	Leases liabilities	Other payables	Leases liabilities	Other payables
Beginning balance	13,272,864	281,362,567	18,334,589	300,612,271	26,485,774	375,188,476
Inflation adjustment restatement	(17,582,496)	(265,418,470)	(14,853,964)	(182,625,878)	(9,853,594)	(140,127,829)
Accrued interest	917,514	6,917,912	1,191,598	18,297,703	1,769,776	22,800,682
Effect of foreign exchange effect	22,489,416	422,504,305	12,474,271	148,406,853	5,388,047	68,806,173
VAT unpaid installments	-	-	72,191	-	81,626	-
Proceeds from loans	1,799,578	35,743,858	-	19,197,823	-	-
Acquisition of notes result	-	-	-	3,208,025	-	2,512,565
Payment of loans(1)	(2,884,263)	(10,890,826)	(2,807,421)	(268,393)	(3,624,542)	-
Acquisition of notes	-	-	-	(7,637,322)	-	(5,820,906)
Interest paid(2)	(796,367)	(15,787,126)	(1,138,400)	(17,828,515)	(1,912,498)	(22,746,890)
Ending balance	17,216,246	454,432,220	13,272,864	281,362,567	18,334,589	300,612,271

(1)
For the years ended on December 31, 2023, 2022 and 2021, Ps. 2,683,976, Ps. 2,807,421 and 3,624,542 respectively were cancelled through the offseting of debit balances maintained with the creditor (Pampa Energía).

(2)
For the years ended on December 31, 2023, 2022 and 2021, Ps. 796,367, Ps. 1,138,400, and 1,912,498,  respectively, were cancelled through the offseting of debit balances maintained with the creditor (Pampa Energía).

During the year ended December 31, 2023, the Company incurred new bank debts of Ps. 6,560,137 and import financing for Ps. 19,275,540 and pre-financing of exports for Ps. 9,908,181. Additionally, import financing cancellations were made for Ps. 10,890,826.

The maturities of the current and non-current loans as of December 31, 2023 are as follows, not including issuance expenses:

		To due
	Due	As of 12/31/2024	From 1/01/2025 to 12/31/2025	From 1/01/2026 to 12/31/2026	From 1/01/2027 to 12/31/2027	Total
2018 Notes	-	4,277,626	380,225,912	-	-	384,503,538
Leases liabilities	609,435	5,685,400	6,258,196	4,283,042	380,173	17,216,246
Bank loans	-	49,994,730	19,933,952	-	-	69,928,682
Total	609,435	59,957,756	406,418,060	4,283,042	380,173	471,648,466

The following table sets reconciliation between the total of future minimum lease payments as of December 31, 2023, and their present book value:

12/31/2023
As of 12/31/2024	7,229,678
From 1/01/2025 to 12/31/2025	6,655,985
From 1/01/2026 to 12/31/2026	4,255,896
From 1/01/2027 to 12/31/2027	679,059
Total minimum future payments	18,820,618
Future financial charges on financial leases	(1,604,372)
Book Value financial leases	17,216,246

Description of the Company’s indebtedness

Class 2 Notes (“2018 Notes”)

The Ordinary General Shareholders’ Meeting held on April 26, 2017, ordered the increase of up to US$ 700,000,000 (or its equivalent in other currencies) of the Global Program of Negotiable Obligations authorized by the CNV by Resolution No. 17,262 dated January 3, 2014, whose amount until the Shareholders´ Meeting was held was US$ 400,000,000 (the “2017 Global Program”).

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

On May 2, 2018, within the 2017 Global Program framework, the Company proceeded to the issuance of the 2018 Notes according to the following characteristics:
2018 Notes
Amount in US$	500,000,000
Interest Rate	6.75% annual
Issuance price	99.725%

	Scheduled payment date	Percentage of the principal to be paid
Amortization	May 2, 2025	100%
Frequency of interest payment	Semiannual, payable on May 2 and November 2 of each year.
Guarantor	None

The authorization for the public offering of the 2017 Program was granted by the CNV through Resolutions No. 17,262 and 18,938 dated January 3, 2014 and September 15, 2017, respectively. On October 31, 2018, through Disposition No. DI-2018-55-APN-GE#CNV, the CNV granted the extension of the 2017 Program until January 3, 2024.

The Ordinary General Shareholders´ Meeting held on August 15, 2019 decided to increase the 2017 Global Program from US$ 700 million to US$ 1,200 million. This increase was authorized by the CNV on October 9, 2019 through Resolution RESFC-2019-20486-APN-DIR # CNV.

On October 11, 2023, CNV approved the extension of the maximum amount of the Program from US$ 1,200 million to US$ 2,000 million and the extension of the validity period were approved. of the Program for an additional 5 years from the expiration of the term, with the new expiration of the program being January 3, 2029.

Funds obtained by the Company are applied to:

i. The repurchase of the Class 1 Notes (the “2014 Notes”) for U.S.$ 86,511,165;

ii. the cancellation and total redemption of the 2014 Notes for U.S.$ 120,786,581;

iii. and use the balance of net proceeds to make investments in capital expenditures.

The value of such financial debt is based on its amortized cost calculated as cash flows discounted at an effective rate of 7.088%.
During 2022 and 2021, the Company repurchased its marketable debt for a nominal value of USD 29.7 million and 4.8 million for which it paid Ps. 7,637,322 and Ps. 5,820,906. These transactions generated a result of (Ps. 3,208,025) and (Ps. 2,512,565) respectively, recognized in the financial results of the Statement of Income.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Lease liability
It corresponds to the financing obtained for the acquisition of the assets corresponding to the treatment and compression plant located in the Río Neuquén area. Said agreement was entered into on August 11, 2016 with Petrobras (currently Pampa Energía) and consists of the payment of 119 consecutive monthly installments of US$ 623,457 without taxes and a purchase option for the same amount payable at the end of the 120th month of validity of the agreement. contract.

In January 2023, the Company incurred a new lease for Ps. 1,799,578. It is denominated in US dollars, payable in fixed monthly installments until December 2027.

Bank loans

The following table shows the details of other financial indebtedness as of December 31, 2023:

Currency	Amount (in miles)	Interest rate	Expiration date
USD	60,162	7.76%	Between January and November 2024
Euros	61	7.00%	May 2024

All of these loans are guaranteed by time deposits included as “Financial Assets at Current and Non-Current Amortized Cost.”

In March 2023, the subsidiary Telcosur, renewed the loan for US$ 24 million taken in March 2022. The main terms of said loan are:

Amount in US$	24,000,000
Interest rate	1.5% annual
Amortization date	January 25, 2025
Interest payment frequency	To the expiration
Guarantee	Fixed term in foreign currency(1)

(1)	Included as “Non-current financial assets measured at amortized cost”.

Covenants

As of December 31, 2023, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and transactions with related parties.

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
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

The reduction in the applicable rate was complemented by the application of a tax on the distribution of dividends made to human persons and foreign beneficiaries, which the Company must withhold and enter the Tax authority as a single and definitive payment when the dividends are paid. This additional tax will be 7% or 13%, depending on whether the dividends distributed correspond to earnings of a fiscal period in which the Company was reached at the rate of 30% or 25%, respectively.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

For the fiscal year ended December 31, 2023 and 2022, the CPI has exceeded the 100% threshold mentioned above, so the Company has measured the tax charge to earnings for the year ended December 31, 2023 and 2022 considering the application of the adjustment for fiscal inflation.

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

On November 16, 2022, the Senate of the Nation approved the 2023 budget bill under Law No. 27,701, which already had half a sanction from the Chamber of Deputies.

The 2023 budget law incorporates article 195 to the income tax law establishing that in the event that the adjustment for tax inflation is applicable and a positive adjustment (profits) arises from it, the first and second fiscal years starting on 1 January 2022 inclusive, they may allocate 1/3 in that fiscal period and the remaining 2/3, in equal parts, in the 2 immediately following fiscal periods. For the deferral to be appropriate, it will be necessary for companies to make an investment in the purchase, construction, manufacture, processing or definitive import of fixed assets (except automobiles), during each of the 2 fiscal periods immediately following that of the calculation of the first third of the period in question, for an amount equal to or greater than $30,000,000,000.

As of December 31, 2023, the Company projected investments in PPE in accordance with the requirements mentioned above, determining that the amounts exceed what is established by law.

Adjustment of acquisitions and investments made in fiscal years beginning on or after January 1, 2018
A cost adjustment mechanism is established for assets acquired or investments made in fiscal years beginning on or after January 1, 2018. The adjustment will be made based on the percentage variations of the IPIM.

Extraordinary tax RG N° 5268/2022

On August 16, 2022, RG No. 5268/2022 was published through which the AFIP ordered an extraordinary advance of income tax. The extraordinary advance payment constitutes an additional payment on account to that provided for in the general advance payment regime that can be added to the latter. For fiscal year 2022, the Company paid the AFIP Ps. 10,487,129 for this concept.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Deferred Tax

The reconciliation between the charge computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2023, 2022 and 2021 is as follows:

	2023	2022	2021
Current income tax	(1,607,237)	(49,381,853)	(83,127,502)
Deferred income tax	(18,500,679)	(3,747,882)	5,864,622
Total income tax	(20,107,916)	(53,129,735)	(77,262,880)

The analysis of the net deferred tax assets and liabilities is as follows:

	2023	2022
Deferred tax assets:
Deferred tax assets to be recovered after more than 12 months	7,427,369	11,293,849
Deferred tax assets to be recovered after 12 months	9,358,979	4,399,654
Deferred tax liabilities:
Deferred tax liabilities taxable after more than 12 months	(94,421,498)	(79,640,039)
Deferred tax liabilities taxable after 12 months	(6,949,086)	(2,137,021)
Deferred tax liabilities, net	(84,584,236)	(66,083,557)

The components of the net deferred tax assets and tax liabilities as of December 31, 2023, 2022 and 2021 are the following:

Deferred tax assets	Account receivables discounted value	Provisions for legal claims and other provisions	Financial leases	Contract liabilities	Tax loss carryforward	Tax inflation adjustment	Financial assets at fair value through profit or loss	Other receivables	Total
As of December 31, 2021	5,531	3,138,933	6,252,586	8,562,667	10,268,474	91,018	-	-	28,319,209
Charge in results	(5,531)	(1,139,905)	(1,752,749)	21,064	(10,268,474)	(51,902)	571,791	-	(12,625,706)
As of December 31, 2022	-	1,999,028	4,499,837	8,583,731	-	39,116	571,791	-	15,693,503
Charge in results	-	(1,132,913)	1,312,391	(6,199,800)	1,403,426	(31,538)	2,150,011	3,591,268	1,092,845
As of December 31, 2023	-	866,115	5,812,228	2,383,931	1,403,426	7,578	2,721,802	3,591,268	16,786,348

Deferred tax liabilities	Other receivables	Loans	Property, Plant and Equipment	Cash and cash equivalents	Inventories	Tax inflation adjustment	Other liabilities	Total
As of December 31, 2021	(16,274)	(508,877)	(66,657,258)	(104,689)	(394,999)	(22,187,106)	(785,681)	(90,654,884)
Charge in results	(355,515)	72,944	(4,413,964)	(1,223,150)	21,749	13,990,079	785,681	8,877,824
As of December 31, 2022	(371,789)	(435,933)	(71,071,222)	(1,327,839)	(373,250)	(8,197,027)	-	(81,777,060)
Charge in results	371,789	58,385	(6,844,195)	(4,024,407)	(846,042)	(8,309,054)	-	(19,593,524)
As of December 31, 2023	-	(377,548)	(77,915,417)	(5,352,246)	(1,219,292)	(16,506,081)	-	(101,370,584)

As of December 31, 2021, the Company had a specific tax carryforward derived from negative exchange differences for the years 2021 and 2020 generated by financial instruments traded abroad for Ps. 11,404,393. The realization of such tax loss depended on the future generation of taxable financial gains taxed during the statute of limitations period. To determine its recoverability, the Company took into consideration the reversal of the deferred items, its tax planning and projections of future specific taxable income based on its best estimate. Based on these projections and because it was not possible to estimate as probable the generation of future specific financial gains to absorb such tax loss, no deferred tax asset of Ps. 1,135,919 was recognized as of December 31, 2021. During the year ended on December 31, 2022, the tax loss carryforward was totally recovered.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2023, 2022 and 2021 as follows:

	2023	2022	2021
Pre tax income	43,625,948	153,769,841	204,230,976
Statutory income tax rate	35%	35%	35%
Pre tax income at statutory income tax rate	(15,269,082)	(53,819,444)	(71,480,842)
Tax effects due to:
- Tax loss variation	-	-	10,268,474
- Adjustment affidavit previous year	(143,706)	(255,610)	(409,984)
- Tax inflation adjustment and restatement by inflation	(4,621,560)	779,382	11,205,356
- Variation of tax rate	-	-	(24,772,537)
- Others	(73,568)	165,937	(2,073,347)
Total income tax	(20,107,916)	(53,129,735)	(77,262,880)

15.	EVOLUTION OF PROVISIONS

	For legal claims and others
Balances as of 12/31/2021	7,860,655
Inflation adjustment restatement	(4,502,089)
Additions	2,506,305	(1)
Uses	(63,054)
Decreases	(90,308)	(2)
Balances as of 12/31/2022	5,711,509
Inflation adjustment restatement	(4,663,674)
Additions	1,431,427	(3)
Uses	(4,648)
Decreases	-
Balances as of 12/31/2023	2,474,614

(1)	Ps. 1,111,383 are included in “Other operating expenses” and Ps. 1,394,922 in “Financial expenses”.
(2)	The total are included in “Other operating expenses”.
(3)	Ps. 730,652 are included in “Other operating expenses” and Ps. 700,775 in “Financial expenses”.

16.	FINANCIAL RISK MANAGEMENT

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently denominated in Argentine pesos. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 87% of the segment’s total revenues for the years ended December 31, 2023, 2022 and 2021. Total operating cost denominated in Argentine Pesos accounted for 81%, 83% and 81% for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, 2022 and 2021, 35%, 35% and 37% of total revenues are denominated in Argentine pesos, respectively.

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

However, the Company, in order to mitigate the impact on the future variation of the exchange rate, has placed funds in assets denominated in U.S. dollars. As of December 31, 2023, 91% of the Company’s fund placements are denominated in U.S. dollars.

For further information regarding the Company’s foreign currency position see “Note 18. Foreign currency assets and liabilities”.

Management of the Company estimates that, based on the net liability position as of December 31, 2023 and 2022, a 10% appreciation in the exchange rate of the U.S. dollar against the Argentine peso, with all other economic-financial variables stable, could have resulted in a pre-tax loss of Ps. 6,378,820 and Ps. 6,152,241, respectively. A 10% depreciation of the U.S. dollar against the Argentine peso would have an equal and opposite effect on the Statement of Comprehensive Income. This sensitivity analysis is theoretical as the actual impacts could differ significantly and vary over time.

In order to mitigate the exchange rate risk, during fiscal year 2023, tgs has allocated its short-term investment in financial instruments to protect its financial position from the devaluation in order to hedge exposure to the risk associated with the exchange rate that derives from its financial debt.

16.1.2 Interest rate risk

Interest rate risk management seeks to reduce financial costs and limit the Company’s exposure to increases in interest rates. tgs’ exposure to risks associated with interest rate variations is limited given that all of its financial debt is subject to fixed interest rates. Information regarding the Company’s financing is disclosed in Note 13.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

The Company’s risk management policies are defined with the objective of reducing the impact of the loss of purchasing power. During the 2023, 2022 and 2021 fiscal years the Company has maintained a liability monetary position. As a consequence, tgs has recorded a net gain from exposure to inflation in the monetary items.

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2023 and 2022:

	Financial assets		Financial liabilities (1)
	2023	2022	2023	2022
Fix interest rate	214,572,395	133,336,086	450,154,594	278,443,497
Variable interest rate	1,873,673	137,714	-	-
Total	216,446,068	133,473,800	450,154,594	278,443,497

(1)	Includes 2018 Notes. For further information see Note 13 to the Consolidated Financial Statements.

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

16.1.3 Commodity price risk

Commercial operations performed by the Company in its Liquids Production and Commercialization business segment are affected by a number of factors beyond its control, including changes in the international prices of the products sold, and government regulations on prices, taxes and other charges, among others.

The sales prices of exported propane, butane and natural gasoline are determined according to international reference prices (Mont Belvieu for propane and butane and NWE ARA for natural gasoline). Additionally, most of the total sales of propane and butane that are made in the domestic market are made at prices set by the Ministry of Energy for the different market segments.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

These prices have historically fluctuated in response to macroeconomic conditions and changes in supply and demand, which could affect tgs’ profitability.

Based on volume of sales for the years ended December 31, 2023, 2022 and 2021, tgs estimated that, other factors being constant, a decrease of US$ 50 per ton in the international price of LPG and natural gasoline, respectively, would have decrease the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 13,547,004, Ps. 9,987,506 and Ps. 13,636,139, respectively. On the other hand, an increase of US$ 50 per ton in the international price would have had the opposite effect.

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

On this basis, the provision for losses for the year ended December 31, 2023 for trade receivables was determined as follows:

Ratio	Non-due	90 days	120 days	180 days	+240 days
Natural Gas Transportation segment	0%	0.50%	5%	10%	100%
Other segments	0%	0.25%	2%	5%	100%

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

As of December 31, 2023 and 2022, current and non-current sales receivables, net of allowance for doubtful accounts, amounted to:

	2023	2022
Current trade receivables	51,103,234	53,162,940
Allowances for doubful accounts (1)	(301,770)	(412,681)
Total	50,801,464	52,750,259

(1)	Said amount represents the best estimate made by tgs according to what is stated in Note 4.b).

Likewise, as of December 31, 2023 and 2022, the Company has credits for government grants for Ps. 4,675,875 and Ps. 11,734,335, respectively.

In the ordinary course of business, the Company provides natural gas transportation services mainly to natural gas distribution companies, CAMMESA and Pampa Energía. The amounts of net sales made to the principal customers to which Natural Gas Transportation services were provided in the years ended December 31,2023, 2022 and 2021 and the sales receivable balances (net of allowances) as of December 31, 2023 and 2022 are set forth below:

	2023		2022		2021
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues
MetroGas	24,318,307	1,476,898	32,248,616	2,392,212	36,814,036
Camuzzi Gas Pampeana S.A.	18,070,335	1,086,152	23,880,326	1,767,771	27,120,380
Naturgy Argentina	14,712,603	945,579	19,575,169	1,505,818	21,958,655
CAMMESA	8,847,362	1,463,834	11,818,443	4,297,818	16,816,760
Pampa Energía	3,460,789	265,685	4,582,093	347,064	5,189,780
Camuzzi Gas del Sur S.A.	4,487,300	66,625	5,657,561	368,109	6,268,564

The amounts of Liquids Production and Commercialization revenues made to major customers during the years ended December 31, 2023, 2022 and 2021 and revenues receivable balances (net of allowances) as of December 31, 2023 and 2022 are set forth below:

	2023		2022		2021
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues
PBB Polisur	101,023,042	7,493,584	79,688,674	11,115,350	83,014,038
Geogas Trading S.A.	8,327,911	-	11,424,167	-	23,051,172
Italgas S.A.	-	-	-	-	918,740
YPF	4,863,755	89,175	8,092,448	501,014	11,522,821
Petrobras Global Trading BV	1,907,031	1,907,031	873,237	-	34,110,130
Trafigura Beheer	41,344,487	3,088,637	49,727,977	2,796,525	42,010,476
Pampa Energía	8,605,778	646,317	11,158,452	877,466	15,558,595

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The amounts of Midstream revenues made to major customers during the years ended December 31, 2023, 2022 and 2021 and revenues receivable balances (net of allowances) as of December 31, 2023 and 2022 are set forth below:

	2023		2022		2021
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues
Tecpetrol	11,613,064	1,688,724	8,471,994	1,301,080	2,727,791
Exxomobil Exploration	5,320,819	887,297	5,086,118	755,238	5,775,892
YPF	12,927,055	3,766,193	13,323,059	2,631,812	14,107,367
Vista Oil	2,059,717	483,254	733,131	379,111	-
Pluspetrol	12,362,816	2,774,674	8,216,597	856,969	7,326,827
Pampa Energía	17,632,528	4,225,255	12,371,684	2,822,228	7,366,239

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Below is a detail of the maturities of the financial assets included in (i) cash and cash equivalents, (ii) other financial assets, (iii) trade receivables and  (iv) other receivables as of December 31, 2023 and 2022:

December 31, 2023
	Cash and cash equivalents	Financial assets	Credits (1) (2)
Without specified maturity	6,599,199	217,537,319	12,924
With specified maturity
Overdue
Until 12-31-2022	-	-	432,064
From 01-01-23 to 03-31-23	-	-	97
From 04-01-23 to 06-30-23	-	-	211
From 07-01-23 to 09-30-23	-	-	9,478
From 10-01-23 to 12-31-23	-	-	3,107,489
Total overdue	-	-	3,549,339

Non-due
From 01-01-24 to 03-31-24	-	101,278,492	45,365,062
From 04-01-24 to 06-30-24	-	4,027,889	7,479,194
From 07-01-24 to 09-30-24	-	-	7,371
From 10-01-24 to 12-31-24	-	21,177	9,965
During 2025	-	107,191,029	19,591
During 2026	-	-	-
During 2027	-	-	-
From 2028 onwards	-	-	-

Total non-due	-	212,518,587	52,881,183
Total with specified maturity	-	212,518,587	56,430,522
Total	6,599,199	430,055,906	56,443,446

(1)	The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2)	Includes financial assets recorded in trade receivables and other receivables, excluding allowance for doubtful accounts.

December 31, 2022
	Cash and cash equivalents	Financial assets	Credits (1) (2)
Without specified maturity	9,307,806	122,350,911	125,774
With specified maturity
Overdue
Until 12-31-2021	-	-	540,221
From 01-01-22 to 03-31-22	-	-	25,433
From 04-01-22 to 06-30-22	-	-	82,296
From 07-01-22 to 09-30-22	-	-	70,160
From 10-01-22 to 12-31-22	-	-	4,513,994
Total overdue	-	-	5,232,104

Non-due
From 01-01-23 to 03-31-23	-	598	60,837,510
From 04-01-23 to 06-30-23	-	598	354,986
From 07-01-23 to 09-30-23	-	3,282	180,405
From 10-01-23 to 12-31-23	-	-	11,687
During 2024	-	125,068,419	43,678
During 2025	-	-	-
During 2026	-	-	-
From 2027 onwards	-	-	-

Total non-due	-	125,072,897	61,428,266
Total with specified maturity	-	125,072,897	66,660,370
Total	9,307,806	247,423,808	66,786,144

(1)	The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2)	Includes financial assets recorded in trade receivables and other receivables, excluding allowance for doubtful accounts.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

Below is a detail of the maturities of the Company’s financial liabilities corresponding to: commercial debts, remunerations, other debts and financial debts as of December 31, 2023 and 2022. The amounts presented in the tables represent contractual undiscounted cash flows and, therefore, do not correspond to the amounts presented in the statement of financial position. These estimates are made on the basis of information available at the end of each year and may not reflect actual amounts in the future. Therefore, the amounts shown are provided for illustrative purposes only:

December 31, 2023
	Loans	Other financial liabilities	Leases liabilities
Without specified maturity	-	-	-
With specified maturity
Overdue
Until 12-31-2022	-	496,213	-
From 01-01-23 to 03-31-23	-	311	-
From 04-01-23 to 06-30-23	-	311	-
From 07-01-23 to 09-30-23	-	311	-
From 10-01-23 to 12-31-23	-	311	609,435
Total overdue	-	497,457	609,435

Non-due
From 01-01-24 to 03-31-24	21,913,365	46,127,826	1,655,061
From 04-01-24 to 06-30-24	27,826,772	104,969	1,655,061
From 07-01-24 to 09-30-24	119,544	-	1,655,061
From 10-01-24 to 12-31-24	28,823,183	-	1,655,061
During 2025	438,117,650	-	6,655,985
During 2026	-	-	4,255,896
During 2027	-	-	679,059
From 2028 onwards	-	-	-
Total non-due	516,800,514	46,232,795	18,211,184
Total with specified maturity	516,800,514	46,730,252	18,820,619
Total	516,800,514	46,730,252	18,820,619

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

December 31, 2022
	Loans	Other financial liabilities	Financial leases
Without specified maturity	-	-	-
With specified maturity
Overdue
Until 12-31-2021	-	718,333	-
From 01-01-22 to 03-31-22	-	968	-
From 04-01-22 to 06-30-22	-	968	-
From 07-01-22 to 09-30-22	-	968	-
From 10-01-22 to 12-31-22	-	968	415,882
Total overdue	-	722,205	415,882

Non-due
From 01-01-23 to 03-31-23	-	39,074,182	1,031,659
From 04-01-23 to 06-30-23	10,328,560	245,224	1,031,659
From 07-01-23 to 09-30-23	4,801,277	-	1,031,659
From 10-01-23 to 12-31-23	9,309,765	-	1,031,659
During 2024	18,619,530	-	4,127,191
During 2025	285,154,656	-	4,127,191
During 2026	-	-	2,465,502
From 2027 onwards	-	-	-
Total non-due	328,213,788	39,319,406	14,846,520
Total with specified maturity	328,213,788	40,041,611	15,262,402
Total	328,213,788	40,041,611	15,262,402

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

During the years ended December 31, 2023 and 2022, the gearing ratio was as follows:

	2023	2022
Total debt (Note 13)	471,648,466	294,635,431
Total equity	855,674,894	832,156,862
Total capital	1,327,323,360	1,126,792,293
Gearing Ratio	0.36	0.26

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

    16.2 Financial instruments by category and level of hierarchy

16.2.1 Categorization of financial instruments

Accounting policies for the categorization of financial instruments were explained in Note 4.e. In accordance with IFRS Accounting Standards 7, IAS 32 and IFRS Accounting Standards 9, non-financial assets and liabilities, such as contract and supplier liabilities, tax and social charges, income tax and deferred income tax are not included.

The categorization of financial assets and liabilities as of December 31, 2023 and 2022 is included below:

	December 31, 2023
	Financial assets at fair value	Financial assets at amortized cost	Total
CURRENT ASSETS
Trade receivables	-	50,801,464	50,801,464
Other receivables	-	5,325,726	5,325,726
Financial assets at amortized cost	-	105,327,557	105,327,557
Financial assets at fair value through profit or loss	217,537,319	-	217,537,319
Cash and cash equivalents	2,053,961	4,545,238	6,599,199
Total current assets	219,591,280	165,999,985	385,591,265

NON-CURRENT ASSETS
Other receivables	-	14,486	14,486
Other financial assets at amortized cost	-	107,191,030	107,191,030
Total non-current assets	-	107,205,516	107,205,516
Total assets	219,591,280	273,205,501	492,796,781

	Financial liabilities at fair value	Financial liabilities at amortirzed cost	Total
CURRENT LIABILITIES
Trade payables	-	41,723,198	41,723,198
Loans	-	60,567,191	60,567,191
Payroll and social security taxes payables	-	4,934,640	4,934,640
Other payables	-	74,374	74,374
Total current liabilities	-	107,299,403	107,299,403

NON-CURRENT LIABILITIES
Loans	-	411,081,275	411,081,275
Total non-current liabilities	-	411,081,275	411,081,275
Total liabilities	-	518,380,678	518,380,678

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	December 31, 2022
	Financial assets at fair value	Financial assets at amortirzed cost	Total
CURRENT ASSETS
Trade receivables	-	52,750,259	52,750,259
Other receivables	-	13,576,805	13,576,805
Financial assets at amortized cost	-	4,478	4,478
Financial assets at fair value through profit or loss	122,350,911	-	122,350,911
Cash and cash equivalents	8,301,548	1,006,258	9,307,806
Total current assets	130,652,459	67,337,800	197,990,259

NON-CURRENT ASSETS
Other receivables	-	46,397	46,397
Financial assets at amortized cost	-	125,068,419	125,068,419
Total non-current assets	-	125,114,816	125,114,816
Total assets	130,652,459	192,452,616	323,105,075

	Financial liabilities at fair value	Financial liabilities at amortirzed cost	Total
CURRENT LIABILITIES
Trade payables	-	32,775,452	32,775,452
Loans	-	12,206,959	12,206,959
Payroll and social security taxes payables	-	6,706,238	6,706,238
Other payables	-	892,354	892,354
Total current liabilities	-	52,581,003	52,581,003

NON-CURRENT LIABILITIES
Loans	-	282,428,472	282,428,472
Total non-current liabilities	-	282,428,472	282,428,472
Total liabilities	-	335,009,475	335,009,475

16.2.2 Fair value measurement hierarchy and estimates

According to IFRS Accounting Standards 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

During 2023 and 2022, there were no transfers between the different hierarchies used to determine the fair value of the Company’s financial instruments or reclassifications between categories of financial instruments.

The table below shows different assets at their fair value classified by hierarchy as of December 31, 2023 and 2022:

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	2,053,961	-	-	2,053,961
Financial assets at fair value through profit or loss	217,537,319	-	-	217,537,319
Total	219,591,280	-	-	219,591,280

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	8,301,549	-	-	8,301,549
Financial assets at fair value through profit or loss	122,350,911	-	-	122,350,911
Total	130,652,460	-	-	130,652,460

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2023, the carrying amount of certain financial instruments used by the Company, in cash, cash equivalents, other investments, accounts receivable and payable and short-term obligations is representative of fair value due to the short-term nature of these instruments.

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2018 Notes at December 31, 2023, based on their quoted market price:

	As of December 31, 2023
	Carrying amount	Fair value
2018 Notes	384,503,538	365,967,850
17.	REGULATORY FRAMEWORK

a)	Regulatory framework of the natural gas transportation segment:

General aspects

Regarding tgs’ Natural Gas Transportation business, it is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and the Regulatory framework for the transportation and distribution of natural gas in Argentina. The Natural Gas Act created ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring, approval of tariffs and the power to verify compliance with the Natural Gas Law and its regulations. On January 28, 2016, Resolution No. 7 of the Ministry of Energy and Mining (“MINEM”) of Argentina repealed the Resolution 2000/2005 of the former Ministry of Federal Planning, Public Investment and Services (ex “MPFIPyS”) which provided that all tariff increases should have the prior intervention of the Undersecretary of Coordination and Management Control.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

tgs’ License has been granted for an original period of 35 years beginning on December 28, 1992. However, the Natural Gas Act provides that tgs may apply to ENARGAS for a renewal of its license for an additional period of ten years. ENARGAS should evaluate at that time the performance of tgs and raise a recommendation to the Executive Branch. At the end of the period of validity of the license, 35 or 45, as appropriate, the Natural Gas Act requires a call for a new tender for the granting of a new license, in which tgs, provided the Company fulfilled substantially with the obligations resulting from the license, would have the option of matching the best offer that the Government received in this bidding process.

On September 8, 2023, tgs submitted to ENARGAS the request to initiate the procedure contemplated in Law No. 24,076 by which, once the regulated procedures and administrative procedure established for this purpose have been completed, tgs is granted the extension of the license term for ten years from the expiration date of its initial term (December 28, 2027) for the provision of the gas transportation service, contemplating the entire scope of the license approved by Decree No. 2458/92.

In that presentation, tgs requested that the planned measures be adopted regarding performance evaluation and public hearing, so that once the regulated procedures and administrative procedure established for this purpose have been completed, tgs is granted an extension of the license term for ten years from the expiration date.

As of the date of issuance of these Financial Statements, the procedure continues without having received a formal response from ENARGAS.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Semi-annual tariff increase

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

On December 16, 2020, Decree of Necessity and Urgency No. 1,020/2020 (“Decree 1,020”) was issued, through which the start of the renegotiation of the RTI concluded in 2018 within the framework of the Solidarity Law was determined.

According to that decree, the renegotiation period could not exceed 2 years from the date of entry into force. Until then, the current renegotiation agreements were suspended. Said renegotiation remained in the power of ENARGAS ad-referendum of the PEN. The renegotiation process was to culminate with the signing of a Definitive Agreement on the RTI on December 16, 2022. However, on December 7, 2022, Necessity and Urgency Decree No. 815/2022 was published in the BO. (the “Decree 815”) which extended the renegotiation period for 12 months from the expected expiration of the period provided for in Decree 1020, and said process must now be completed on December 16, 2023.

Additionally, the Solidarity Law provides for the administrative intervention of ENARGAS, recently extended through Decree 1,020, later extended by Decree 815.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

On June 2, 2021, ENARGAS issued Resolution No. 149/2021 (the “Resolution 149”) approving an RTT for the year 2021 (the “RTT 2021”) for tgs effective as of that date. On the other hand, the Ministry of Economy and ENARGAS issued Joint Resolution No. 1/2021 where they approved the actions taken in the renegotiation process developed by ENARGAS in the terms of Decree No. 1020/2020, indicating that it was not feasible to arrive to an agreement on a transitional tariff adjustment.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

On March 16, 2023, the TGS Board of Directors approved the proposed addendum to the transitional renegotiation agreement (the “2023 Transition Agreement”) sent by ENARGAS. This addendum was subsequently ratified by the PEN through Decree No. 250/2023 of April 29, 2023. Previously, on April 27, 2023, ENARGAS issued Resolution No. 186/2023 through which the new tables were published. current tariffs.

The 2023 Transition Agreement has similar conditions to the 2022 Transition Agreement and includes:

- As of April 29, 2023, a temporary rate increase of 95% on the natural gas transportation rate and the CAU.

- During its term, tgs may not under any circumstances: a) Distribute dividends; nor b) Cancel in advance directly or indirectly financial and commercial debts contracted with shareholders, acquire other companies or grant credits, unless the credits benefit the users or are granted to contractors that do not fall within the aforementioned assumptions. In the event that tgs deems it appropriate to proceed in a direction contrary to the provisions of paragraph a) above, attaching the corresponding supporting documentation, it will request ENARGAS to submit a status report to the Ministry of Economy, so that the Ministry may authorize or no, and if applicable, determine the manner and form of the request. In the event that tgs considers it appropriate to proceed in a direction contrary to the provisions of paragraph b) above, it must also present to ENARGAS documented grounds that support such decision, for authorization. If a covert operation to distribute dividends is noticed, the request will be made to the Ministry of Economy for its substantiation in that sphere. To this end, the Ministry will notify its decision to the applicant and ENARGAS.

On December 14, 2023, ENARGAS Resolution No. 704/2023 called for a public hearing to be held on January 8, 2024. As of the date of issuance of these Consolidated Financial Statements, the ENARGAS authorized the transitory tariff increase. For additional information, see Note 24 (Subsequent events)

On December 16, 2023, decree No. 55/2023 was issued declaring the emergency of the national energy sector until December 31, 2024. Among other issues, this decree: (i) establishes the beginning of the process of RTI, (ii) the intervention of ENARGAS as of January 1, 2024 and (iii) instructs the Ministry of Energy to issue the necessary standards and procedures for the sanction of market prices for the public transport service of natural gas.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

b)	General Framework for non-regulated segments

Domestic market

The Production and Commercialization of Liquids and Midstream segments are not subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within tgs, keeping accounting information separately. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

On August 10, 2021, tgs celebrated the eighteenth extension, valid until December 31, 2021. Regarding the agreement valid until December 31, 2022, said document was signed on June 23, 2022. During much of 2023 were carried out under the terms of the 2022 agreement in accordance with an instruction from the SE. Finally, on August 18, 2023, tgs signed, together with the Ministry of Energy and other LPG producers, the twentieth extension of the Propane Agreement for Networks, which was ratified by the PEN through decree 496/2023 on October 2, 2023.

As mentioned above, participation in the Home Plan implies economic-financial losses for the Company, since under certain circumstances the sale of the products would be made at prices that are below production costs.

As of December 31, 2023, the Argentine State owes tgs Ps. 4,675,875 for these concepts.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

During 2023, the Company participated, within the framework of Resolution No. 808/2023 of the Ministry of Energy, of the Export Increase Program created by Decree 576/22.

According to said program, the Company must enter 75% of the value of its exports in foreign currency into the country. The remaining 25% may be settled in pesos through the purchase of negotiable securities. To qualify for the scheme, exports must be settled between October 2 and October 20, 2023, and the effective export date must not be later than November 30, 2023.

Subsequently, said program was extended by Decree No. 28/2023, which also modifies the settlement ratio, which is currently 80% through the MULC and the remaining 20% through sales and purchase operations of negotiable securities.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

tgs may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

18.	ASSETS AND LIABILITIES IN FORREIGN CURRENCY

Balances in foreign currencies as of December 31, 2023 and 2022 are detailed below:

	2023					2022
	Foreign currency				Amount	Foreign currency		Amount
	and amount		Exchange		in local	and amount		in local
	(in thousands)		rate		currency	(in thousands)		currency
CURRENT ASSETS

Cash and cash equivalents	US$	5,607	805.450	(1)	4,515,935	US$	1,613	888,870

Financial assets at amortized cost	US$	130,867	805.450	(1)	105,406,825	US$	-	-

Financial assets at fair value through profit or loss (3)	US$	226,454	805.450	(1)	182,397,194		176,852	97,457,295

Trade receivables	US$	51,045	805.450	(1)	41,114,195	US$	66,107	36,429,385

Total current assets	US$	413,973			333,434,149	US$	244,572	134,775,550

NON CURRENT ASSETS

Financial assets at amortized cost (4)	US$	133,082	805.450	(1)	107,191,030	US$	226,957	125,068,419

Total non current assets	US$	133,082			107,191,030	US$	226,957	125,068,419

TOTAL ASSETS	US$	547,055			440,625,179	US$	471,529	259,843,969

CURRENT LIABILITIES

Trade payables	US$	39,092	808.450	(2)	31,603,927	US$	38,655	21,325,569
	Euros	1,306	894.710	(2)	1,168,491	Euros	432,000	255,488

Loans	US$	74,847	808.450	(2)	60,509,906	US$	21,819	12,037,512
	Euros	64	894.710	(2)	57,285	Euros	287,000	169,446

Total current liabilities	US$	113,939			92,113,833	US$	60,474	33,363,081
	Euros	1,370			1,225,776	Euros	719,000	424,934

NON CURRENT LIABILITIES

Loans	US$	508,481	808.450	(2)	411,081,275	US$	511,933	282,428,472

Contract liabilities	US$	-	808.450	(2)	-	US$	10,106	5,575,321

Total non current liabilities	US$	508,481			411,081,275	US$	522,039	288,003,793

TOTAL LIABILITIES	US$	622,420			503,195,108	US$	582,513	321,366,874
	Euros	1,370			1,225,776	Euros	719	424,934

(1)	Buy exchange rate at the end of fiscal year
(2)	Sell exchange rate at the end of fiscal year
(3)	Includes public and private debt bonds Dólar Linked for Ps. 118,095,597.
(4)	Includes time deposits Dólar Linked for Ps. 31,383,601.

US$: United States of America dollars

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

19.	COMMON STOCK AND DIVIDENDS

a)	Common stock structure and shares’ public offer

As of December 31, 2023, 2022 and 2021, tgs’ common stock was as follows:

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

The acquisition cost of the treasury shares in portfolio amounted to Ps. 34,019,849, which, together with the trading premium on treasury shares of Ps. 9,868,857, in accordance with the provisions of Title IV, Chapter III, article 3.11.c and e of the Rules, restricts the amount of realized and liquid gains that the Company may distribute.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

In addition, according with the 2022 Transitional Agreement, the Company may not distribute dividends meanwhile it will be in force.

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

As of December 31, 2023 and 2022, the Company has recorded a provision for these concepts of Ps. 2,153.4 million and Ps. 5,161.3 million, respectively, recorded in the caption “Provisions”, determined based on the estimated tax and interest payable as of such date, in the event that these claims from the provinces are unfavorable for tgs.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

c)	Environmental matters

The Company is subject to extensive environmental regulations in Argentina. Management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date. As of December 31, 2023 and 2022, the total amount of these provisions amounted Ps. 81.1 million and 182.2 million, respectively.

d)	Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2023 and 2022, the total amount of these provisions amounted Ps. 168.4 million and Ps. 241.0 million, respectively

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2023, 2022 and 2021 were Ps. 1,575,206, Ps. 1,329,757 and Ps. 1,267,099, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by tgs and its related parties as of December 31, 2023 and 2022 is as follows:

	2023		2022
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholder:
CIESA	-	-	115	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía (1)	6,601,689	16,932,954	4,046,758	15,226,146
Associates with significative influence:
Link	17,459	-	14,583	-
TGU	-	128,683	-	87,814
Other related companies:
Comercializadora e Inversora S.A. (previously Pampa Comercializadora S.A.)	38,298	55,682	61,332	54,553
CT Barragán S.A.	15,558	-	13,372	-
Oleoductos del Valle S.A.	6,146	-	-	-
SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.	11,044	4,040,743	6,935	-
Transener S.A.	61	-	94	-
Total	6,690,255	21,158,062	4,143,189	15,368,513

(1)	Accounts payable includes Ps. 14,747,577 and Ps. 13,272,864 corresponding to the financial leasing recorded as “Loans” as of December 31, 2023 and 2022, respectively.

 As of December 31, 2023 and 2022, tgs has a balance of Ps. 9,982,891 and Ps. 8,005,655 corresponding to Dollar linked notes issued by CT Barragán S.A. that accrue an annual rate of 4% over the exchange rate established in BCRA Communication “A” 3500 and that amortize the entire capital in June 2023, November 2024 and May 2025. The book value of the notes is disclosed within the caption “Financial assets at fair value through profit or loss”.

The detail of significant transactions with related parties for the years ended December 31, 2023, 2022 and 2021 is as follows:

Year ended December 31, 2023:

		Revenues		Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Midstream	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense	Interest gain / Gain / (loss) on fair value	Selling expenses (1)
Controlling shareholder:
CIESA	-	-	-	-	-	219	-	-	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	3,460,789	8,605,778	17,632,528	16,522,448	6,078,353	-	917,514	-	-
Associates with significant influence:
Link	-	-	141,201	-	-	-	-	-	-
Other related companies:
SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.	-	-	53,269	-	-	-	-	-	-
Transener S.A.	-	-	593	-	-	-	-	-	-
Oleoductos del Valle S.A.	89,665	-	-	-	-	-	-	-	-
CT Barragán S.A.	-	-	59,891	-	-	-	-	6,810,283	-
Comercializadora e Inversora S.A. (previously Pampa Comercializadora S.A.)	700,506	-	-	-	-	-	-	-	-
Fundación TGS	-	-	-	-	-	-	-	-	141,456
Total	4,250,960	8,605,778	17,887,482	16,522,448	6,078,353	219	917,514	6,810,283	141,456
(1) Corresponds to donations expenses.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Additionally, during the year ended December 31, 2023, the Company received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., construction engineering services for Ps. 41,077,629 which are activated within the balance of advances to suppliers.

Year ended December 31, 2022:

		Revenues		Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Midstream	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense	Interest gain / Gain / (loss) on fair value	Selling expenses (1)
Controlling shareholder:
CIESA	-	-	-	-	-	504	-	-	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	4,582,093	11,158,452	12,371,693	18,143,329	9,551,489	-	1,191,598	-	-
Associates with significant influence:
Link	-	-	145,583	-	-	-	-	-	-
Other related companies:
SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.	-	-	22,431	-	-	-	-	-	-
Transener S.A.	-	-	1,299	-	-	-	-	-	-
CT Barragán S.A.	-	-	54,369	-	-	-	-	300,222	-
Comercializadora e Inversora S.A. (previously Pampa Comercializadora S.A.)	929,764	-	-	-	-	-	-	-	-
Fundación TGS	-	-	-	-	-	-	-	-	96,720
Total	5,511,857	11,158,452	12,595,375	18,143,329	9,551,489	504	1,191,598	300,222	96,720
(1) Corresponds to donations expenses.

Additionally, during the year ended December 31, 2022, the Company received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., construction engineering services for Ps. 10,335,414 which are activated within the balance of advances to suppliers.

Year ended December 31, 2021:

	Revenues			Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Midstream	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense	Interest gain / Gain / (loss) on fair value	Selling expenses (1)
Controlling shareholder:
CIESA	-	-	-	-	-	863	-	-	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	5,189,780	15,558,595	7,366,239	17,526,586	13,235,940	-	1,769,776	-	-
Associates with significant influence:
Link	-	-	-	-	-	-	-	-	-
Other related companies:
Oleoductos del Valle S.A.	160,506	-	168,478	-	-	-	-	-	-
Transener S.A.	-	-	2,183	-	-	-	-	-	-
CT Barragán S.A.	-	-	83,018	-	-	-	-	1,507,468	-
Comercializadora e Inversora S.A. (previously Pampa Comercializadora S.A.)	902,338	-	-	-	-	-	-	-	-
Fundación TGS	-	-	-	-	-	-	-	-	7,091
Total	6,252,624	15,558,595	7,619,918	17,526,586	13,235,940	863	1,769,776	1,507,468	7,091
(1) Corresponds to donations expenses.

22.	CONTRACTUAL OBLIGATIONS

a)	Contractual Commitments

As of December 31, 2023, the Company had the following contractual commitments:

	Estimated maturity date
	Total	Due less than one year	As of 12/31/2024	From 01/01/2025 to 12/31/2025	From 01/01/2026 to 12/31/2026	From 01/01/2027 to 12/31/2027
Financial indebtedness (1)	496,550,458	-	78,682,864	417,867,594	-	-
Purchase obligations (2)	45,693,729	-	45,693,729	-	-	-
Financial Leases	18,820,619	609,434	6,620,245	6,655,985	4,255,896	679,059
Total	561,064,806	609,434	130,996,838	424,523,579	4,255,896	679,059

(1)	Corresponds to the cancellation of principal and interest of the financial indebtedness. For further information, see Note 13.
(2)	Corresponds to purchase of natural gas contracts for the processing of liquids.

The totality of the financial indebtedness of tgs and the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2023 (US$ 1.00 = Ps. 808.45). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate. For further information, see Note 17.a).

b)	Guarantees granted and goods for restricted availability

The Company has not granted any additional guarantees or goods of restricted availability other than those set out in the remaining notes.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

EGS (liquidated):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between tgs (49%) and TGU (51%).

EGS owned a natural gas pipeline, which connects tgs’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.
Since 2012 EGS discontinued its operations, deciding in January 2016 to begin the necessary steps to dissolve EGS. The Extraordinary Shareholders’ Meeting of EGS held on March 10, 2016 appointed the liquidator.

The EGS Liquidator Board held on March 31, 2023 reported the Final Distribution Project of the remainder of the liquidation. On June 26, 2023, the Extraordinary General Assembly of EGS approved the final liquidation balance for the irregular fiscal year closed on March 31, 2023 and approved the cancellation of the social registration of EGS before the General Inspection of Justice. As of the date of issuance of these consolidated financial statements, the distribution project was executed by the liquidator. As of the date of issuance of these Consolidated Financial Statements, the IGJ registered the liquidation and canceled it from the registry.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2023 and comparative information
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

The financial statements were authorized for issuance by the Board of Directors on April 24, 2024. There are no subsequent events between the closing date of year ended December 31, 2023, and the approval (issuance) of these consolidated financial statements, other than the ones already disclosed therein.

Natural gas transportation transitional tariff increase

As a result of the public hearing hold on January 8, 2024, on March 26, 2024, tgs entered the 2024’s Transitional Agreement with the ENARGAS, which provides for a transitional adjustment of 675% in natural gas transportation tariffs. This tariff increase came into effect on April 3, 2024, after Resolution No. 112/2024 (the “Resolution 112”) issued by the ENARGAS was published in the Official Gazette. According to Resolution 112, as from May 2024 and until the RTI process is completed, tariffs are adjusted monthly by a composite index (the “Transitional Adjustment Index”) as follows:

-	47% by the Wage Index - Registered Private Sector published by INDEC,

-	27.2% IPIM, and

-	25.8% Construction Cost Index in Greater Buenos Aires - Materials chapter published by INDEC.

To this end, ENARGAS will issue the corresponding monthly resolution adjusting the tariff charts to be applied.

In addition, Resolution 112 provides that during 2024 the Company must execute an investment plan in the amount of Ps. 27,690 million (adjustable by the Transitional Adjustment Index). As of the date of this Financial Statements, the Company has submitted such investment plan, which is in the process of execution.

Annual Ordinary Shareholders’ Meeting

Allocation of 2023’s net income and retained earnings.

On April 17, 2024, the Annual Ordinary Shareholders’ Meeting (the “2024 Shareholders´ Meeting”) approved the increase in the legal reserve of Ps. 1,783 million and the allocation of Ps. 751,449 million to the reserve for capital expenditures, acquisition of treasury shares and/or dividends (the “Reserve”). The Board of Directors can release the Reserve to tgs’ shareholders for such purposes.

It is noteworthy that the above-mentioned decisions made by the 2024 Shareholders’ Meeting were taken considering current CNV regulations (Resolution No. 777/2018) which states retained earnings have to be adjusted by inflation using the rates as of the month before the meeting was held. In case of 2022 Shareholders’ Meeting, tgs used the inflation rate as of March 31, 2024.