Form 20-F
period 2024-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2025-04-24
CIK 931427

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2024

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
C1107CPG City of Buenos Aires
Argentina
(Address of principal executive offices)

Leandro Pérez Castaño
(54-11)-4371-5100
inversores@tgs.com.ar

Cecilia Grierson 355
26th Floor
C1107CPG City of Buenos Aires

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

Class “A” Shares, par value Ps.1.00 each	405,192,594
Class “B” Shares, par value Ps.1.00 each	347,568,464
Total (1)	752,761,058

(1) Excludes 41,734,225 treasury shares, representing 5.25% of the total shares not deemed outstanding under Argentine law.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☐	No	☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	☐	No	☒

Indicate by check mark whether the registrant has filed (1) all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Defined Terms

In this annual report on Form 20-F (“Annual Report”), unless otherwise indicated or the context requires otherwise: (i) references to “we,” “us,” “our” and the “Company” mean Transportadora de Gas del Sur S.A. (“tgs”) and its consolidated subsidiaries, Telcosur S.A. (“Telcosur”), (ii) references to “Argentina” are to the Republic of Argentina, (iii) references to the “United States” or “U.S.” are to the United States of America, (iv) references to “pesos” or “Ps.” are to Argentine pesos, the legal currency of Argentina, (v) references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars, the legal currency of the United States, (vi) a “billion” is a thousand million, (vii) references to “cf” are to cubic feet, (viii) references to “MMcf” are to millions of cubic feet, (ix) references to “Bcf” are to billions of cubic feet, (x) references to “m3” are to cubic meters, (xi) references to “d” are to days, and (xii) references to “HP” are to horsepower.

Financial Statements and Basis of Preparation

We maintain our financial books and records and publish our consolidated Financial Statements (as defined below) in pesos, which is our functional currency. This Annual Report includes our audited consolidated statements of financial position as of December 31, 2024 and 2023, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the years ended December 31, 2024, 2023 and 2022 (our “Financial Statements”). Our Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and as in effect on the date of preparation of the Financial Statements. IFRS Accounting Standards have been adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and are required to be adopted by certain public companies in Argentina (entidades incluidas en el régimen de oferta pública de la Ley de Mercado de Capitales) pursuant to the rules of the Comisión Nacional de Valores (“CNV”), compiled under General Resolution No. 622/2013 (as amended by General Resolution No. 668/2016 and as further amended, the “CNV Rules”).

At our shareholders’ meeting held on April 26, 2017, as a result of a proposal by our controlling shareholder, Compañía de Inversiones de Energía S.A. (“CIESA”), our shareholders voted in favor of having a joint audit on our consolidated financial statements commencing with fiscal year ended December 31, 2017, even though there is currently no legal requirement in Argentina for a joint audit. As a result, our Financial Statements were jointly audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (“PwC”), member firm of PricewaterhouseCoopers International Limited, and Pistrelli, Henry Martin y Asociados S.A. (“EY”), member firm of Ernst & Young Global Limited. The joint report of PwC and EY, dated April 24, 2025, is included elsewhere in this Annual Report. Each of PwC and EY is an independent registered public accounting firm, as stated in the joint report appearing herein.

International Accounting Standard 29 (“IAS 29”) “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether such financial statements are based on the historical cost method or the current cost method. This requirement also comprises the restatement of comparative information of the financial statements to be presented in the current currency as of December 31, 2024, without modifying the statutory decisions made based on the financial information corresponding to those fiscal years.

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

The IASB does not identify specific economies that satisfy the requirements to be deemed hyperinflationary. The International Practices Task Force (“IPTF”) of the Center for Audit Quality monitors the status of “highly inflationary” countries. The criteria of IPTF for identifying such countries are similar to those for identifying “hyperinflationary economies” under IAS 29. From time to time, the IPTF issues reports of its discussions with the staff of the Securities and Exchange Commission (“SEC”) on the IPTF’s recommendations of which countries should be considered highly inflationary, and which countries are on the IPTF’s inflation “watch list.” The IPTF’s discussion document for its November 18, 2024 meeting states that in the view of the IPTF, Argentina had a three-year cumulative inflation rate exceeding 100%.

Inflation in Argentina significantly increased during 2024, 2023 and 2022, which resulted in an accumulated inflation rate for each of the three-year periods ended December 31, 2024, 2023 and 2022, in excess of 100%. In addition, the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes. As a result, our management considers that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy in terms of IAS 29, effective as from July 1, 2018.

The Financial Statements and the other financial information included in this Annual Report for all the periods reported are presented on the basis of constant pesos as of December 31, 2024 (“Current Currency”). Thus, our audited consolidated statements of financial position as of December 31, 2023, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for each of the years ended December 31, 2023 and 2022, included elsewhere in this Annual Report have been restated in accordance with IAS 29 for comparative purposes from the original figures reported and supersede any previously disclosed consolidated financial statements relating to such periods.

In analyzing the provisions of IAS 29, our management used the inflation rates stated in the official statistics published by the Instituto Nacional de Estadística y Censos (“INDEC”), similar to the criteria adopted by the accounting profession and corporate regulatory bodies in Argentina. In order to restate the financial statements referred in the immediately preceding paragraph, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index (“CPI”) as of January 2021 (base month December 2020) with the Domestic Wholesale Price Index (“WPI”), both published by INDEC until that date. According to information from FACPCE, inflation was 117.8%, 211.4%, and 94.8% in the years ended December 31, 2024, 2023 and 2022, respectively.

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

Currency

Solely for the convenience of the reader, certain amounts presented in pesos in this Annual Report as of and for the year ended December 31, 2024, have been converted into U.S. dollars at specified exchange rates. Unless otherwise specified, all exchange rate information contained in this Annual Report has been derived from information published by Banco de la Nación Argentina (“Banco Nación”) on December 31, 2024, without any independent verification by us. As a result of fluctuations in the peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Such fluctuations may affect the U.S. dollar equivalent of peso amounts included in this Annual Report. Consequently, these translations should not be construed as a representation that the peso amounts represent, or have been, or could be converted, into, U.S. dollars at that or any other rate.

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

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
December 2024	1,032.00	1,012.50	1,020.71	1,032.00
January 2025	1,053.50	1,032.50	1,043.61	1,053.50
February 2025	1,064.75	1,054.25	1,058.42	1,064.75
March 2025	1,074.00	1,064.25	1,068.97	1,074.00
April 2025 (until 23rd)	1,200.00	1,074.75	1,017.23	1,160.00

Year ended December 31,
2020	84.15	59.81	70.78	84.15
2021	102.72	84.70	95.16	102.72
2022	177.16	103.00	130.81	177.16
2023	808.45	178.15	295.30	808.45
2024	1,032.00	810.70	898.05	1,032.00

Our results of operations and financial condition are highly sensitive to changes in the peso-U.S. dollar exchange rate because a significant portion of our revenues (56% of our total consolidated revenues from sales for the year ended December 31, 2024), most of our capital expenditures, almost all of our debt obligations and the cost of natural gas used in our Liquids business are denominated in U.S. dollars, but substantially all of our assets are located in Argentina, and our functional currency is the peso.

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

When considering forward-looking statements, you should keep in mind the factors described in “Item 3. Key Information—D. Risk Factors” and other cautionary statements appearing in “Item 5”. These factors and statements, as well as other statements contained herein, describe circumstances that could cause actual results to differ materially from those expressed in or implied by any forward-looking statements.

Foward-looking statements include, but are not limited to, the following:

•
statements regarding changes in general economic, business, political or other conditions in Argentina and globally, including changes from actions taken by the Argentine government (the “Government”) and changes due to natural and human-induced disasters, and the impact of the foregoing;

•
estimates relating to future energy demand (including demand for fossil fuels), tariffs and volumes for our natural gas transportation services and future prices and volumes for our natural gas liquid products such as propane and butane (also referred to as liquid petroleum gas or “LPG”), ethane and natural gasoline (collectively “Liquids”) and for products and services provided in the Midstream and other Services (“Midstream”) business segment;

•
statements regarding expected future political developments in Argentina and expected future developments regarding the license granted to us by Government to provide natural gas transportation services through the exclusive use of the southern natural gas transportation system in Argentina (“License”), the renegotiation process of the License with the Government, including primarily, the adoption of a revised scheme of tariffs, regulatory actions by Ente Nacional Regulador del Gas (“ENARGAS”) and other agencies of the Government, the legal framework established by the Argentine Ministry of Economy (the “Ministry of Economy”) (formerly known as the Federal Energy Bureau (the “Federal Energy Bureau”)), and any other applicable governmental authority that may affect us and our business;

v

•	risks and uncertainties with respect to labor relations and statements with respect to our employees in Argentina;

•	statements and estimates regarding future pipeline expansion and other projects and the cost of, or return to us from, any such expansion or projects;

•
estimates of our future level of capital expenditures and delays in such capital expenditures, including those required by ENARGAS or other governmental authorities for the expansion of our pipeline system or other purposes;

•	estimates of unscheduled and unexpected expenditures for the repair and maintenance of our fixed or capital assets

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

When considering forward-looking statements, you should keep in mind the factors described under the section entitled “Item 3. Key Information—D. Risk Factors” in this Annual Report. These factors, as well as other statements contained herein, describe circumstances that could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by us in our forward-looking statements or otherwise expressed in or implied by any forward-looking statement. The risks and uncertainties we face going forward which could affect the accuracy of these forward-looking statements include, but are not limited to:

•
risks and uncertainties resulting from Government regulations that affected or may affect our business or financial condition or results of operations, such as the prohibition on tariff increases related to our natural gas transportation segment and/or restrictions on payments abroad and exchange controls;

•
risks and uncertainties arising from general economic, business, political, or other conditions in Argentina and globally, as well as business disruptions due to natural or man-made disasters, such as weather conditions, earthquakes, terrorist activities, social unrest and violence, armed conflicts, and health epidemics;

•
risks and uncertainties related to changes in the U.S. Dollar-Peso exchange rate and the Argentine domestic inflation rate, which may materially adversely affect our revenues, expenses and reported financial results;

•	risk and uncertainties related to high rates of inflation on our costs;

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

•	risks and uncertainties associated with unscheduled and unexpected expenditures for the repair and maintenance of our fixed or capital assets;

•	risks and uncertainties resulting from the prospect of additional Government regulation or other Government involvement in our business;

•	developments in legal and administrative proceedings involving us and our affiliates;

•	changes to, or revocation or expiration of our License or the related regulatory framework; and

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

‒	Our operations are subject to environmental, occupational health and safety regulations.

‒	Our operations could cause environmental risks and any change in environmental laws could increase our operating costs.

‒	We may face competition.

‒	Downgrades in our credit ratings could have negative effects on our funding costs and business operations.

‒	We rely heavily on digital technologies for our daily operations and we may be subject to cyberattacks or other risks related to new technologies that could materially affect our business.

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

‒	The ongoing political instability in Argentina may adversely affect the Argentine economy.

‒	The impact of the economic measures adopted or to be adopted by the Government may affect the Argentine’s economy.

‒	High levels of inflation could negatively affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

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

All our net revenues from the Natural Gas Transportation public service (which represented 36% of total revenues during 2024) are attributable to contracts, which are subject to Government regulation. Prior to the enactment of the Public Emergency Law and Foreign Exchange System Reform Law No. 25,561 (the “Public Emergency Law”), our tariffs were stated in U.S. dollars, adjusted on a semiannual basis by reference to the U.S. Producer Price Index (“PPI”), and further adjusted every five years, based on the efficiency of, and investments in, our gas transportation business. The Public Emergency Law, however, eliminated tariff indexation, and public service tariffs were converted into pesos and fixed at an exchange rate of Ps.1.00 per U.S.$1.00, even though the peso was devaluating significantly against the U.S. dollar.

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

Resolution 4362, which approved a staged tariff increase which contemplates an aggregate transportation tariff increase of 214.2% and an aggregate access and use charge (“CAU”) increase of 37%. Pursuant to this resolution, we should have also execute a capital expenditures program for a five-year period (from April 1, 2017, to March 31, 2022), which contemplated investments of Ps.6,786 million (in nominal value on December 31, 2016) to improve the operation and maintenance of the pipeline system (the “Five-Year Plan 2016”).

Subsequently, under the Decree 1020 tariffs were frozen until the new RTI concludes. In this context, only two transitory-tariff increases were approved, which have compensated only partially the development of the operation costs. “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Tariff situation.”

Following the public hearing held on January 8, 2024, on March 26, 2024, we entered into the 2024 Transitional Agreement with ENARGAS, which establishes a temporary adjustment of 675% in natural gas transportation tariffs. This tariff increase came into effect on April 3, 2024, following the publication in the Official Gazette of Resolution No. 112/2024 (the “Resolution 112”) issued by ENARGAS. According to Resolution 112, from May 2024 until the five-year tariff renegotiation (“RQT”) process is completed, tariffs will be adjusted monthly.

Nevertheless, by instruction of the Ministry of Economy, the monthly tariff increase began in August and was determined by said body.

In this regard, and within the framework of the RQT process, on January 14, 2025, ENARGAS, through Resolution No. 16/2025, published the call for the public hearing held on February 6, 2025, with the aim of considering, among other issues, the RQT for gas transportation and distribution, and the methodology for the periodic adjustment of gas transportation and distribution tariffs. For additional information see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Tariff situation.”

In the past, we have suffered from our inability to receive tariff increases, which meant the deterioration of our financial and economic condition. Also, we have received insufficient tariff increases to compensate for the increases in our operating costs due to inflation. For additional information about the prior RTI processes and failure by ENARGAS to increase tariffs, and the status of the ongoing RQT see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Tariff situation.”

Moreover, as of the date of this Annual Report, we are unable to predict which permanent measures will be taken by the Government in connection with the tariff system, or if such system will be amended, adversely affecting our financial situation and our results of operations.

In addition, we cannot predict whether additional operating restrictions or mandatory investments could be imposed on us in the future nor the outcome from the renegotiation process of the current RQT stated by Resolution 112. If such outcome is adverse to us, our results of operations and financial condition could be negatively affected.

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

On September 8, 2023, we submitted to ENARGAS the request to initiate the procedure contemplated in Law No. 24,076 by which, once the regulated procedures and administrative procedure established for this purpose have been completed, we are granted the extension of the license term for ten years from the expiration date of its initial term (December 28, 2027) for the provision of the gas transportation service, contemplating the entire scope of the license approved by Decree No. 2458/92.

In that presentation, we requested that the planned measures be adopted regarding performance evaluation and public hearing, so that once the regulated procedures and administrative procedure established for this purpose have been completed, we are granted an extension of the license term for ten years from the expiration date.

On June 19, 2024, ENARGAS issued a technical and legal report stating that we have fully complied with our obligations under the License. Based on this report and after a non-binding public hearing (which was held on October 21, 2024), as required by Article 6 of the Natural Gas Law, the controller of ENARGAS may submit a recommendation to the Executive Power, which, in turn, may, within 120 days after the presentation of the ENARGAS recommendation, issue a decree granting the extension of the license for 20 years.

The timing to grant the License extension depends on the Government, and during the application or renewal process for the License we will be evaluated and re-evaluated by the appropriate authorities and must comply with the prevailing standards and regulations, which may change from time to time. In the event that we are not able to obtain or renew the certificates, permits and licenses, all or part of our operations may be suspended by the Government, which would have a material adverse effect on our business and financial condition.

If our License were revoked, we would be required to cease providing natural gas transportation services. The impact of the loss of our License on our business, financial condition and results of operations would be material and adverse. Additionally, certain changes to the License could result in a default under our outstanding debt instruments.

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

The Argentine government attempted to encourage investment by subsidizing energy consumption, but these measures proved ineffective. They led to stagnation in the energy sector, including in the reduction in the production of natural gas, the commercialization of propane and butane in the local market and the natural gas industry, while consumption continued to rise. The energy crisis resulted in a scarcity scenario. The National Government’s response was to increase energy imports, which had adverse effects on the trade balance and the international reserves of the Central Bank. These measures severely impacted in our operations and the operations of our main clients.

By Decree of Necessity and Urgency No. 55/2023 (“Decree 55”) of December 18, 2023, the President declared the National Emergency of the Energy Sector. The emergency period ran until December 31, 2024 (subsequently extended until July 9, 2025). Decree No. 1023/2024 stipulates that the implementation of the tariff schedules resulting from the tariff review initiated pursuant to Decree No. 55/23 shall not exceed July 9, 2025. The Secretary of Energy is instructed to prepare and implement a program of actions that will allow the sanctioning of prices in competition and free access, maintain income levels, cover investment needs and guarantee the continuous provision of public services, in adequate technical and economic conditions, both for providers and users.

Although the new administration has implemented measures to deregulate the economy and the energy market, we cannot guarantee that these measures will resolve issues in energy sector in in Argentina. Likewise, at this time we cannot predict the impact of the measures or strategies implemented or to be implemented by the Government in the natural gas or hydrocarbons industry, nor their effect, on our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

Additionally, there is no assurance that the Argentine Government will not introduce further emergency legislation or similar regulations in the future that could increase our obligations, such as higher taxes, unfavorable changes to our tariff structures or remuneration schemes, and other regulatory requirements. Compliance with these could raise our costs, negatively affect our operational results, and decrease the market value of our ADSs and common shares.

A significant portion of our revenues is generated under natural gas transportation contracts that must be renegotiated and/or extended periodically.

In 2024, 72.9% of our average daily natural gas deliveries were made under long-term firm transportation contracts. As of December 31, 2024, our long-term firm natural gas transportation contracts had a remaining weighted average life of approximately 10 years. We cannot assure you that we will be able to extend or replace these contracts when they expire or that the terms of any renegotiated contracts will be as favorable as the existing contracts. In particular, our ability to extend and/or replace contracts could be adversely affected by factors we cannot control, including:

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

Within the framework of the RQT, we presented our investment plan for the 2025-2029 five-year period, detailing the projects to be executed and the corresponding budget. We must submit to ENARGAS the progress of our investment plan on an annual basis, and may face administrative sanctions if we fail to comply with such plan.

We cannot guarantee that we will have the necessary resources to comply with the proposed investment plan. Failure to comply could result in the implementation of administrative sanctions, fines, or even the revocation of the License, all of which could have a substantial adverse effect on our business, operations and financial situation.

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

In recent years, there has been a lack of investments in infrastructure for the evacuation of new natural gas production developments. If the demand for natural gas continues to increase as it has recently and the necessary investments are not made, there is a risk that in the future there could be a shortage of natural gas during periods of high demand.

Through Resolution No. 67/22 of February 7, 2022, the SE created the program Transport.Ar Producción Nacional, declaring of national public interest the construction of the Perito Moreno pipeline (“GPM”, formerly President Néstor Kirchner pipeline) and its complementary works as a strategic project. This gas pipeline connects the town of Tratayén, Province of Neuquén, with the city of Salliqueló, Province of Buenos Aires. The GPM and compressor plants, owned by Energía Argentina S.A. (“ENARSA”), became fully into operations in October 2024.

We cannot assure you, however, that this new natural gas resource at the Neuquén Basin, or the Plan Gas.Ar, or any other measures taken by the Government to increase natural gas production and supply, will be successful in increasing Argentine natural gas reserves or production and, if unsuccessful, our midstream or Liquids Production and Commercialization businesses could be adversely affected.

Measures taken by the Government may have an adverse effect on the margins we are able to obtain from our Liquids business, which may adversely affect the results in our Liquids Production and Commercialization segment and, as a result, our overall business and results of operations.

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

During 2024, the administration of Javier Milei introduced changes to the propane and butane supply programs with the aim of liberalizing prices and aligning them with international reference prices. Despite these modifications, we cannot assure you that we will be able to maintain or increase the domestic prices of our products, and limitations on our ability to do so would adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations. Similarly, we cannot assure you that LPG prices in Argentina will track increases or decreases in the international or regional markets.

It is uncertain whether in the future measures taken by the Government or other measures that could adversely affect our business, results of operations and ability to meet our financial obligations will be implemented. It is also uncertain the impact of the regulations to be issued or whether our regulatory obligations may be increased, which could result in higher taxes, amendments to the tariff structure, or any other obligations that could increase our costs and adversely affect our financial situation.

Fluctuations in market prices and the enactment of new taxes or regulations limiting the sales price of LPG and natural gasoline may affect our Liquids business.

We extract LPG and natural gasoline from natural gas delivered to the Cerri Complex and sell LPG and natural gasoline. As a result of the deterioration of our Natural Gas Transportation segment, operations relating to our Liquids production and commercialization have represented a material portion of our total revenues.

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

The effect of the continuing decline or volatility in international prices of LPG or natural gasoline could cause our operating margins to drop significantly and materially adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. In addition, the national, provincial and municipal governments could modify the current taxes and export/import regulations in a manner that could adversely affect our financial condition and results of operations.

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

Currently the development of Vaca Muerta depends on the availability of transport infrastructure. Most of natural gas production from the Neuquén Basin is transported through Neuba I and Neuba II and Central Oeste pipelines these pipelines are currently working close to full capacity. If Vaca Muerta production grows at a greater pace than its capacity expands, a potential lack of transportation capacity may limit the development of new businesses and increase competition affecting our financial condition and results of operations.

In October 2024, the construction of the GPM was completed by ENARSA allowing an increase in the natural gas transportation capacity.

In addition, on June 19, 2024, we submitted an investment proposal to the Ministry of Economy under a private initiative framework to increase the available volume of natural gas in the northeast area of Argentina by the winter of 2026 (the “Private Initiative”). The Private Iniative seeks to replace natural gas and liquid imports each winter by using existing infrastructure, complementing the construction of Stage 2 of the GPM. The goal is to achieve the lowest cost for end users and generate savings for the Government. If approved by the Government, a bidding process will be initiated, where we will have the option to match the best offer made by a third party to the Government.

The construction of a new pipeline or to increase the transportation capacity by a third party could affect our results of operations as the interruptible natural gas transport volumes and the availability of natural gas that arrives at the Cerri Complex for processing could be diminished.

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

We rely heavily on digital technologies for our daily operations and we may be subject to cyberattacks or other risks related to new technologies that could materially affect our business.

Our operations are increasingly dependent on digital technologies, including internet-based platforms for data processing, communication, and information exchange. As a result, our information technology systems—and those of our business associates—are vulnerable to cyberattacks and other cybersecurity incidents that could disrupt our business operations. Such incidents could lead to lead to disruptions in critical systems (such as our electronic flow measurement system and distributed control systems), unauthorized access to or disclosure of sensitive or confidential information, corruption or loss of data, safety incidents, significant asset damage, denial of service and interruptions in our overall operations.

The risk of cyber threats has increased significantly in recent years due to the proliferation of new technologies and the growing sophistication of cyberattacks. Our remote work environments are particularly exposed to risks such as hacking, phishing, and social engineering schemes, making them more susceptible to breaches that could result in operational disruptions and other damages.

Our information technology infrastructure is critical to the efficient operation of our business. A breach in our IT systems or physical infrastructure, unauthorized access, or any compromise of data integrity could result in substantial operational interruptions, safety incidents, asset damage, damage to third party property, legal or regulatory liabilities, loss of customer or supplier confidence, reputational harm, and potential loss of contracts. These factors could materially and adversely impact our financial condition, results of operations, and overall business performance. As disclosed in Item 16K, we have implemented measures to address these risks; however, no system can be entirely immune to cyber threats.

In the first quarter of 2022, we experienced a cybersecurity incident that did not materially affect our administrative systems or operations. As a result, we enhanced our security protocols thereafter to mitigate the risk of similar occurrences in the future. However, there can be no assurance that future cyberattacks will not occur or that such incidents would not materially affect our business.

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

On March 7, 2025, heavy rains fell on the city of Bahía Blanca and adjacent areas, causing floods in all the urban areas and surrounding areas (the “Event”). The Event caused the overflowing of the Saladillo García stream, which flooded the Cerri Complex and consequently paralyzed liquids production and partially affected natural gas transportation service.

While we are still analyzing the scope of damages and the downtime of remediation and reparation, we are furnishing the necessary means to mitigate the consequences of the Event, including arrangements for the corresponding insurance policies. As of the date of this Annual Report, the situation is ongoing and we will continue to report as we have further details on the matter.

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

In the framework of Law 27401 on Criminal Responsibility of Legal Entities, we have implemented an Integrity Program. It should be noted that prior to the enactment of Law 27401, we already had a Code of Conduct and a Whistleblowing Hotline. It is also important to note that, as we are a publicly traded company, we are subject to the provisions issued by the CNV, as well as the provisions of the General Companies Law and other regulations issued by the competent authorities in the matter. (see “Item 16B.Code of Ethics”).

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

The failure of any financial institution in which we deposit our funds could have an adverse effect on our financial condition.

We maintain cash deposits in Argentina and other countries, which may face instability that could affect our operations. Particularly, in Argentina, although deposits continue to grow in nominal terms, they are mostly short-term, and medium- and long-term funding sources remain limited.

Financial institutions are highly regulated and subject to frequent regulatory changes, which could create uncertainty and impose significant limitations on their activities. If any of the financial institutions in which we have deposited funds ultimately fails, we may lose our uninsured deposits at such financial institutions, and/or we may be required to move our accounts to another financial institution, which could cause operational difficulties, such as delays in making payments to our partners and employees, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

Disruptions to the capital markets or the banking system may materially adversely affect the value of investments or bank deposits we currently consider safe, liquid or that provide a reasonable return, and we may be unable to find suitable alternative investments. Additionally, exchange controls and restrictions on international transfers and capital inflows limit access to international credit.

Risks Relating to Argentina

We are a stock corporation with limited liability (sociedad anónima) incorporated and organized under the laws of Argentina. Our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina, the exchange rate between the peso and the U.S. dollar and the reference international prices of Liquids because a significant portion of our revenues (56% of our total consolidated revenues from sales for the year ended December 31, 2024), most of our capital expenditures, all of our debt obligations and the cost of natural gas used in our Liquids business are denominated in U.S. dollars, but substantially all of our assets are located in Argentina, and our functional currency is the peso.

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

On June 20, 2018, the IMF’s Executive Board approved the largest stand-by arrangement in the Fund’s history, in support of Argentina’s 2018-21 economic program. After an augmentation in October 2018, access under the arrangement amounted to U.S.$57 billion (1,227% of Argentina’s IMF quota). The program considered only four of the planned twelve reviews and did not fulfill the objectives of restoring confidence in fiscal and external viability while fostering economic growth. The arrangement has been renegotiated several times.

In March 2022, the IMF’s executive board approved a 30-month extension of the funds service to extend the maturities of approximately U.S.$44.1 billion disbursed in 2018 and 2019. The loan aims to provide Argentina with balance of payments and budget support backed by measures designed to strengthen debt sustainability, tackle inflation, boost reserves, address the country’s social and infrastructure gaps and promote inclusive growth, the fund added. This transaction provides funds that will strengthen reserves and allow Argentina to disburse payments owed from the 2018 IMF program that failed to stabilize the economy. As part of transaction, the Government has committed to reducing its primary fiscal deficit, weaning off money printing from the central bank and rebuilding reserves, among several objectives.

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

During 2022 and the first months of 2023, the second, third and fourth revisions of the agreement were carried out. Finally, on July 28, 2023, in a difficult macroeconomic context and days before the PASO elections, the parties reached an agreement on the fifth and sixth revisions. On August 23, 2023, the IMF Board of Directors approved the fifth and sixth reviews of the agreement, allowing Argentina access to disbursements of U.S.$7,500 million.

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

On October 31, 2023, the Argentine government paid approximately U.S.$2,600 million to the IMF in terms of the October 2023 maturities, which it agreed to accumulate in a single disbursement. In December 2023, under the administration of Javier Milei, a loan between Argentina and the Development Bank of Latin America and the Caribbean for U.S.$960 million was approved, which aims to provide bridge financing so that Argentina can continue with the implementation of the extended facilities agreement agreed with the IMF.

In February 2024, the IMF’s executive board approved the seventh review under the current agreement. In this way, a divestment of approximately U.S.$4,700 million was approved to restore macroeconomic and program stability. In turn, an economic stabilization plan was established focused on establishing a solid fiscal anchor and a set of economic policies in order to reduce inflation, strengthen reserves, correct distortions and resolve impediments that obstruct Argentina’s sustained growth.

On May 14, 2024, the eighth review of the program took place, which focused on fiscal compliance during the first quarter of 2024. According to the Ministry of Economy’s figures, the primary fiscal surplus was four times higher than the figure required by the current program. Subsequently, on June 13, 2024, the IMF’s executive board approved the eighth revision under the current agreement, which approves a disbursement of about U.S.$800 million to support the disinflation process, rebuild fiscal and external reserves and underpin economic recovery.

On January 10, 2025, the IMF approved the evaluation it conducts for all programs that include financing above the established quota. In the case of Argentina, it has successfully passed this evaluation. Additionally, the IMF highlighted the results achieved in the first year of Javier Milei’s administration and noted that the economic program implemented by the government managed to realign the agreement with the organization. However, it also emphasized the importance of eliminating existing exchange controls, accumulating reserves, ensuring the sustainability of fiscal adjustments, and strengthening public policies.

On March 10, 2025, the Executive Branch sent to Congress Emergency Decree No. 179/2025 (“DNU 179/2025”), which approves a new extended facilities program with the IMF. This program will have a duration of 10 years, with a grace period of 4 years, and the debt will be used to rescue the Treasury’s debt with the Central Bank and to meet the maturities with the IMF itself over the next 4 years. DNU 179/2025 does not specify the amount of additional debt or the program. On March 19, 2025, the lower house of the Argentine Congress ratified Decree No. 179/2025, thereby giving final approval to the Extended Facilities Program.

On April 11, 2025, the IMF Executive Board approved a 48-month Extended Fund Facility (EFF) arrangement for Argentina totaling US$20 billion, with an immediate disbursement of US$12 billion, and a first review planned for June 2025 with an associated disbursement of about US$2 billion. Additionally, the government agreed on additional disbursements of US$ 6.1 billion with multilateral organizations and US$ 2.0 billion with international banks with the aim to strength the Central Bank reserves.

Argentina’s future fiscal situation may not be sufficient to meet its debt service obligations, and the country may be forced to rely partly on additional financing from local and international capital markets, the IMF, or other credit organizations. Furthermore, the agreement with the IMF could be affected. All of this would lead to a worsening of Argentina’s macroeconomic situation and negatively impact or restrict companies’ access to credit.

After the primary elections results of August 2019, the international markets casted doubt on Argentina’s debt sustainability. In view of this, the country risk indicator raised to 2,200 basis points, topping-off a depreciation of bond prices. Also, on August 29, 2019 by Decree No. 596/2019 the Government announced a debt profiling consisting of (i) an extension on the payment term for short-term local bonds, only for institutional investors that will receive the full payment over terms of three and six months (15% on the original maturity date, 25% and 60% at 3rd and 6th month of the original maturity date, respectively), but not for natural persons who acquired the bonds before July 31, 2019, who will receive full payment on the maturity date; (ii) a proposal to the Argentine Congress of a bill to extend maturity dates of other local bonds, without reduction on the capital or interest; (iii) a proposal to extend the maturity dates of foreign bonds; and (iv) after achieving fiscal goals, the start of talks with IMF in order to reprofile the deadlines to reduce the default risk.

Additionally, Argentina is involved in various legal matters in foreign courts with external funds, including Petersen and Eton Park, among others, who have filed claims against Argentina for the nationalization of YPF. An unfavorable outcome of this and other claims initiated or to be initiated could necessitate an increase in Argentina’s debt, negatively affecting its fiscal situation. Although the Argentine government has been able to restructure its debt in the past, it is not possible to predict that it will be able to do so again in the future. In this regard, it is not possible to predict that Argentina’s fiscal situation will be sufficient to meet its debt service obligations or that the country’s macroeconomic situation will make it viable to access international credit markets.

However, difficulties by Argentina and Argentine issuers in accessing international capital markets continue. Without access to the international financial markets the Government may not have the financial resources to implement reforms and boost growth, which could have a significant adverse effect on the country’s economy and, consequently, on our activities. Failure of Argentina to restructure its debt could cause Argentina to default in the payment of its public debt, which could materially and adversely affect our activities, financial situation and operating results, as well as our ability to meet our financial obligations, it could directly impact our customers’ ability to pay for our products and services, the demand for energy and our ability to access local and international markets to finance our operations and our growth. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt.

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

In Argentina, total expenditure has exceeded tax revenues in 28 of the last 35 years. In 2022, the primary fiscal deficit amounts to 2.4% of GDP. In 2023, the primary fiscal deficit was be 2.9% of GDP.

A further deterioration in the fiscal accounts could adversely affect the government’s ability to access long-term financial markets. This could be due, for example, to social security payments, economic aid to financially distressed provinces and increased spending on public works and subsidies, including subsidies to the energy and transport sectors.

From the first month of his administration, Javier Milei’s government managed to reverse the fiscal deficit, achieving for the first time in 14 years a primary and financial surplus. In this regard, for the year 2024, the financial surplus amounted to $1.8 trillion, equivalent to 0.3% of GDP. Meanwhile, the primary surplus reached 1.8% of GDP. This was achieved thanks to a 27% reduction in primary spending. Also, Javier Milei has declared as one of the main campaign proposals his intention to reduce public spending and, as mentioned above, achieved a balanced budget for 2024. This, through certain measures, which include the reduction of expenditure on public works (through the proposal of a “private initiative system”), the elimination of discretionary transfers to the provinces (funds transferred by the national government outside the distribution of income), the reduction of economic subsidies (for electricity, gas or transport) and advance in the privatization of public companies. In addition, through Decree No. 8/2023, the reduction of ministries and structures of the Argentine government was established in order to reduce public spending.

The impact of these and other measures on the future economic and political scenario is uncertain. We cannot predict what effect they will have on our business, financial situation or results of operations.

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

The Peso has experienced significant fluctuations in its value in recent years: based on exchange rate information published by Banco Nación, the Peso lost approximately 22.1% against the Dollar in 2021 and 72.5% in 2022. Although the exchange rate of the Peso against the Dollar lagged for most of 2023, the new National Government administration ordered a strong correction of the exchange rate and implemented a monthly floating parity of 2% after taking office on December 10, 2023. As a result, the variation of the Argentine Peso against the Dollar as of December 31, 2023, was 356.3%, reaching 805.45 Pesos. As of December 31,2024 the peso lost, compared to the dollar, approximately 27.7%.

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

In addition, this rapid devaluation has confronted inflationary pressures, evidenced by significantly higher fuel and food prices, among other indicators. Inflation in Argentina has contributed to a material increase in our operating costs, in particular labor costs, and negatively affected our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations. There can be no assurance that inflation rates will not escalate in the future, and the effects of measures adopted or that may be adopted in the future by the Government to control inflation are uncertain. See “—Government intervention in the Argentine economy could adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations” and “—Additionally, the value of the peso affects the BCRA’s reserves. During 2024, these reserves remained under pressure despite measures implemented to accelerate the inflow of foreign currency. As of December 31, 2024, net reserves reached US$ 29,612 billion, up from US$ 23,073 billion in December 2023.

High levels of inflation could negatively affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

The Argentine economy remains vulnerable, as reflected by the following economic conditions:

•	high levels of inflation may continue to be high in the future;

•
volatility in real GDP, which according to the restated information released by INDEC decreased by 2.5%, 2.2% and 10% in 2018, 2019 and 2020, respectively. In 2021 and 2022 the GDP increase 10.4% and 5.2%, respectively, decreasing 1.6% in 2023. Meanwhile in the fourth quarter 2024 increased by 2.1% with respect to the same period of 2023;

•	Argentina’s public debt as a percentage of GDP, which remains high, and as of June 30, 2023 (latest data available), represented approximately 88.4% of the GDP;

•	the discretionary increase in public expenditures that has resulted (and continues to result) in a fiscal deficit;

•	high unemployment and informal employment rates;

•	high exchange rate volatility;

•	high fiscal and trade deficits;

•	an inability to pay public debt and its maturities extension;

•	limited access to funding in the local and international capital markets;

•	agricultural exports, which fueled the economic recovery, have been affected by drought and lower prices than in prior years;

•	fluctuations in international oil prices;

•	unavailability of long-term credit to the private sector;

•	the effects of a restrictive U.S. monetary policy, which could generate an increase in financial costs for Argentina;

•	reduction in the BCRA’ s foreign currency reserves;

•	uncertainty with respect to the imposition of exchange and capital controls;

•	the abrupt fall in the value of sovereign bonds and a decline in consumer confidence or foreign direct investment; and

•	other political, social and economic events outside of Argentina that adversely affect the current growth of the Argentine economy.

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

The result of presidential, as well as legislative, mid-term and full-term elections may lead to changes in government policies that impact upon the Company. Since taking office, Javier Milei has had a clear objective to introduce changes aimed at altering the economic course of Argentina, particularly concerning the elimination of the fiscal deficit, the devaluation of the exchange rate, and the presentation of laws to Congress with the aim of reforming the public sector and the economy. For additional information see “The impact of the economic measures adopted or to be adopted by the Government may affect the Argentine’s economy” below.

The effect of these measure on the future economic and political scenario is uncertain. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.

We cannot guarantee that future economic, social and political developments in Argentina, over which we have no control, will not harm our business, the results of operations and financial situation, the value of our tradable securities and our ability to meet our financial obligations.

The impact of the economic measures adopted or to be adopted by the Government may affect the Argentine’s economy.

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

On December 12, 2023, Luis Caputo, the Minister of Economy, announced a series of economic measures with a focus on the revision of fiscal, exchange and monetary policy in which, among other issues: (i) a strong cut in public spending is shown together with an increase in certain taxes, (ii) the price of the US dollar was raised with respect to the Argentine peso from $/U.S.$350 to $/U.S.$800 and a monthly crawling peg of 2%, (iii) reduction of subsidies to energy and transportation and (iv) limitation of monetary issuance and modification of the Treasury financing program in order to clean up the BCRA’s liabilities.

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

In relation to foreign currency obligations, Articles 765 and 766 of the National Civil and Commercial Code are amended, redefining foreign currency obligations as obligations to give money, allowing the parties to free themselves from their obligations by delivering the agreed currency (including foreign currency).

On December 27, 2023, the National Executive Power submitted for consideration of the Congress of the Nation the Bill of Bases and Starting Points for the Freedom of the Argentineans (the “Ley Bases”). This law proposes a strong deregulation of the economy by proposing amendments and repeals of regulations in the following fields: (i) organization of the public administration; (ii) administrative procedure and regulatory quality; (iii) resolution of disputes with the State; (iv) insurance regime; (v) regime applicable to commercial companies; (vi) regime of financial administration of the State; (vii) comprehensive tax reform and establishment of a regime of exceptional regularization of tax, customs and social security obligations; (viii) agricultural, energy and tourism sectors, among other activities and industries; (ix) regime of obligations and contracts aimed at strengthening the autonomy of the will of the parties; (x) defense of competition; (xi) intellectual property; and (xii) promotion and incentives for large investments.

After six months of debate in the National Congress, on June 28, 2024, the Chamber of Deputies sanctioned the definitive text of the Ley Bases, which had previously obtained half sanction from the Senate. The law must be promulgated by the Executive Power of the Nation, by decree to that effect or through the “promulgation of fact”, since if it is not pronounced after ten business days from the time the rule was communicated to it, it is automatically promulgated. Among other issues, the Omnibus Law includes:

•	The declaration of public emergency in administrative, economic, financial and energy matters for a period of one year.
•	Changes in the calculation of income tax for individuals, in the monotax regime, personal property and money laundering.
•	The total or partial privatization of certain companies and companies wholly or majority owned by the national state is authorized.

•	An Incentives for Large Investments (“RIGI”) scheme for projects involving investments equal to or greater than U.S.$200 million.
•	The creation of a proportional retirement benefit for those who, reaching retirement age, do not reach the years of necessary pension contributions.
•	A labor reform and the retirement regime.
•
The amendment to the Natural Gas Act in order to, among other things, allow the extension of the license for an additional period of 20 years (as opposed to the 10 years originally established extension).

In addition, the Ley Bases seeks to grant powers to the current Government, for a period of one year, to adjust the electrical regulatory framework, in order to, among other points: (i) promote the opening of international trade in electricity under conditions of safety and reliability, with the aim of achieving the largest number of participants in the industry, and the State may object on technical or economic grounds on security of supply; (ii) ensure the free marketing and maximum competition of the electric power industry, ensuring the free choice of the electricity supplier for end users; (iii) provide the specification of the different concepts to be paid by the end user, with the explicit obligation of the distributor to act as agents for the collection or retention of the amounts to be received for energy, transport and taxes corresponding to the MEM and the treasury, as appropriate; (iv) ensure the development of electricity transport infrastructure through open, transparent, efficient and competitive mechanisms; and (v) modernize the review of administrative structures, both centralized and decentralized, in the electricity sector, modernizing and professionalizing them for better performance of assigned functions. Likewise, the project seeks to grant the Government, until December 31, 2025 the power to create, modify, transform and / or eliminate trust funds in the energy sector, including those destined for subsidies.

Likewise, modifications are introduced to the Hydrocarbons Law of Argentina and the Tax Oil Fields Law No. 26,741, in order to allow concessionaires, refineries and / or marketers of hydrocarbons to freely export hydrocarbons and / or their derivatives without the need to meet domestic demand. In this sense, it stipulates that the state will not be able to intervene in the establishment of marketing prices in the domestic market at any stage of production.

Additionally, through Decree No. 585/2024, the Ministry of Deregulation and State Transformation was created. Among its functions are, among others, deregulation and state reform, which involve formulating public policies that simplify and reduce the size of the State with the aim of eliminating unnecessary, duplicated, and/or obsolete tasks, promoting the creation of private employment, economic development, and the alignment of tax structures, as well as facilitating market operations and reducing regulations and controls.

In this line, in October 2024, the dissolution of AFIP was announced and it was replaced by the creation of the Revenue and Customs Control Agency (“ARCA”), under the Ministry of Economy. Additionally, starting in September 2024, the PAIS tax was reduced from 17.5% to 7.5%. This measure had a significant impact on the prices of goods and services. Subsequently, starting on December 23, 2024, it was eliminated.

It is noteworthy that during 2024, President Javier Milei issued two presidential vetoes on laws promoted in Congress, such as the modification of pension benefits and university funding. These vetoes were made considering the fiscal balance policy established by the Argentine government and to preserve public accounts.

On April 11, 2025, the Government announced the launch of the next phase of its macroeconomic plan, which includes, among other measures: (i) allowing the exchange rate of the U.S. dollar in the official foreign exchange market (MULC) to fluctuate within a moving band between ARS 1,000 and ARS 1,400, with the band limits widening at a monthly rate of 1%; (ii) eliminating the “dólar blend” mechanism, lifting foreign exchange restrictions for individuals, allowing profit distributions to foreign shareholders starting from fiscal years beginning in 2025, and relaxing deadlines for foreign trade payments; and (iii) reinforcing the nominal anchor by enhancing the monetary policy framework, under which the Central Bank will not issue pesos to finance the fiscal deficit or to remunerate its monetary liabilities.

As of the date of this annual report, it is not possible to foresee the impact that the measures adopted and those that may be adopted in the future will have on the financial situation and results of the Company’s operations and on the economic situation of Argentina.

In addition, despite signs of improvement, the new administration will still need to face macroeconomic challenges such as reducing inflation, maintaining the fiscal and trade surplus, and increasing the central bank’s reserves, as well as dealing with the evolution of the exchange rate, the payment of public debt, among other issues. It is difficult to predict the impact that the measures adopted or to be adopted in the future may have on the Argentine economy, the political and social situation and their impact on our financial condition and results of operations.

Additionally, the value of the peso affects the BCRA’s reserves. During 2024, these reserves remained under pressure despite measures implemented to accelerate the inflow of foreign currency. As of December 31, 2024, net reserves reached US$ 29,612 billion, up from US$ 23,073 billion in December 2023.

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

In the past years, the Government has taken certain measures to curb inflation, such as implementing price controls and limiting wage increases. Nevertheless, the government of Javier Milei adopted a new economic plan that allowed for the reduction of inflation since he took office in December 2023. The CPI variation for the year ended on December 31, 2023, was 211.4%. Between December 2023 and January 2025, a consistent decrease in the CPI was observed, with rates of 25.5%, 20.6%, 13.2%, 11%, 8.8%, 4.2%, 4.6%, 4%, 4.2%, 3.5%, 2.7%, 2.4%, 2.7%, and 2.2%, respectively. This reduction in inflation was a result of the policies adopted by the government, which led to an adjustment in relative prices. If the government continues with measures aimed at organizing macroeconomic variables and stabilizing expectations, it can be expected that inflation will continue to decline.

We cannot assure you that inflation rates will not continue to increase in the future or that any measures taken or that may be taken by the Milei administration to control inflation will be effective or successful. High inflation rates continue to be a challenge for Argentina. Significant increases in inflation rates could have a material adverse effect on Argentina’s economy and, in turn, could increase our operating costs, in particular labor costs, and could adversely affect our business, financial condition and results of operations.

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

Because Natural Gas Transportation business segment sales represented 36% of our total revenues during the year ended December 31, 2024, and are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our tariffs would decrease our revenues in real terms and adversely affect our results of operations. Further, as a consequence of the application of IAS 29, maintaining monetary assets generates loss of purchasing power; provided that such items are not subject to an adjustment mechanism that compensates to some extent such loss. This loss is booked in the statement of comprehensive income.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends or imports and investors may face restrictions on their ability collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

Without prejudice to the statements of the current president of Argentina, Javier Milei, regarding the elimination of restrictions on access to the exchange market, considering the current context of destabilization affecting Argentina, greater restrictions on access to the exchange market could be imposed in response to an outflow of capital or a significant devaluation of the peso.

The Argentine government and the BCRA have implemented certain measures that control and restrict the ability of companies and individuals to access to the foreign exchange market.  Those measures include certain restrictions, such as: (i) the payment of imports and other purchases of goods abroad, (ii) the purchase of foreign currency by residents with specific application, (iii) the payment of profits and dividends, (iv) the payment of capital and interest on financial indebtedness, among others.

In this context, Argentine companies cannot save in dollars, and although it is possible to access the foreign exchange market for the payment of financial debt, such access is granted very close to the due date, and advance payments are not possible. Furthermore, access to the foreign exchange market for the payment of dividends is also restricted.

In the past, as a result of exchange controls, the difference between the official exchange rate, which is currently used for commercial and financial transactions, and other secondary exchange rates that implicitly arose as a result of certain transactions commonly carried out in the capital market (“MEP” or “contado con liquidación” dollar) widened considerably, creating a gap above 100% during 2023, reducing after the increase of the exchange rate after December 13, 2023 to around 10% at the end of 2024. The Government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially changing the exchange rate at which we purchase foreign currency to repay its foreign currency denominated indebtedness. In addition, the imposition by the government of additional exchange controls and restrictions and/or other measures in response to capital outflows or devaluation of the Peso could weaken public finances. Such a weakening of public finances could have an adverse effect on our results of operations and financial condition.

For additional information see “Item 10. A. Exchange Controls.”

As of the date of this Annual Report, the restrictions outlined above remain in place, although they have been significantly reduced during 2024 and the first months of 2025. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs in U.S. dollars. Furthermore, these measures may cause delays or impose restrictions on the ability to collect payments of capital and interest on bonds issued by us. The challenge will be to achieve acceptance by creditors, in accordance with the BCRA regulations mentioned above, especially when it has highly diversified and retail creditors.

Fluctuations in the value of the peso may also adversely affect the Argentine economy, our financial condition and results of operations.

Since January 2002, the peso has fluctuated significantly in value and generally depreciated against the U.S. dollar, with adverse consequences to our business. A substantial increase in the value of the peso against the U.S. dollar could also present risks for the Argentine economy, since it may lead to a deterioration of the country’s current account balance and the balance of payments. The devaluation has also had a negative impact on companies and affected the government’s ability to meet its financial obligations. It has also led to an increase in prices and a decline in real wages. The devaluation of the Argentine peso also has negative consequences for the Argentine economy, reducing economic activity, employment, and public sector revenues.

Additionally, the value of the peso affects the BCRA’s reserves. During 2024, these reserves remained under pressure despite measures implemented to accelerate the inflow of foreign currency. As of December 31, 2024, net reserves reached US$ 29,612 billion, up from US$ 23,073 billion in December 2023.

Over several years, the value of the Argentine peso has experienced significant fluctuations against the US dollar, depreciating by more than 100% in 2018. In 2021, 2022, and 2023, the Argentine peso depreciated by 22.1%, 72.5%, and 356.3%, respectively.

In 2024, the Argentine peso continued to depreciate against the U.S. dollar and other major foreign currencies. According to the Banco Nacion’s selling exchange rate, the Argentine peso reached Ps. 1,032 to December 31, 2024, presenting a variation of 27.6% with respect to 2023. This is a consequence of the exchange rate policy where the Argentine government defined a stable devaluation path of 2% per month against the US dollar. Starting in February 2025, and in line with the reduction in inflation, this path was adjusted to 1%.

On April 11 the Government announce the creation of a moving band for the US dollar starting between ARS 1,000 and ARS 1,400 with the band limits widening at a monthly rate of 1%.

The Milei administration implemented policies aimed at modifying Argentina’s macroeconomic conditions, such as reducing the fiscal deficit the current spending of the national administration and reforming the State. To address the issue of increasing commercial debts, under the Milei administration, the BCRA has been offering U.S. dollar-denominated securities (BOPREAL). Pursuant to current BCRA rules, importers will not be entitled to access the MULC for 90 days if they have conducted exchange transactions involving the sale/purchase of securities (other than BOPREALs) settled in dollars abroad. In this regard, between January and May 2024, the BCRA completed the Series 1, 2 and 3 BOPREAL auctions issuing their maximum amounts of US$5,000 million, US$2,000 million and US$3,000 million, respectively. Series 3 of BOPREAL was also qualified for subscription by those who have debt related to payment of dividends (BCRA Communication “A” 7999) and comply with certain conditions.

As of December 31, 2024, the total amount of principal and accrued but unpaid interest under our consolidated U.S. dollar-denominated indebtedness was U.S.$562 million.

We cannot predict the future exchange rate between peso and the U.S. dollar, or how any fluctuation may affect our operational costs denominated in U.S. dollars. Also, we cannot predict success of future Government measures and the impact of them in the exchange rate or the BCRA reserves.

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

Argentina is ranked 99 out of 180 in Transparency International’s 2024 Corruption Perceptions Index. The lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and accusations of corruption have affected and could affect negatively to Argentina.

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

Although Javier Milei’s government has taken a series of measures aimed at economic deregulation and trade liberalization in Argentina, (for additional information see “The impact of the economic measures adopted or to be adopted by the Government may affect the Argentine’s economy” above), the Argentine government has historically exercised significant influence over the economy, and public services companies in particular have operated in a highly regulated environment. Our business and operations have been, are and could in the future be affected by actions taken by the Government through the implementation of new or amended laws and regulations, such as nationalizations, expropriations, forced divestiture of assets, amendments to or renegotiation or revocation of a license, restrictions on production, imports and exports, exchange and/or transfer restrictions, including those relating to dividend payments, direct and indirect price controls, tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges, cancellation of contractual rights and delays or denials of governmental approvals.

In the past, the Argentine government has intervened directly in the economy, through the implementation of expropriation and nationalization measures, price controls and exchange controls.

Among other examples, in 2008, the Government absorbed and replaced the former private pension system with a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad or “FGS”) to be managed by the Administración Nacional de la Seguridad Social (“ANSES”). ANSES is entitled to designate government representatives to the boards of directors of these companies. The nationalization of Argentina’s pension and retirement system was a change significant in the Argentine government’s approach to the main public companies. FGS currently holds 24.0% of our outstanding capital stock and has two representatives on our Board of Directors. On November 19, 2020, Law 27,574 regulates the role of the representatives of the FGS in those companies in which it has a stake, providing that the FGS will dictate the rules that are necessary in order to regulate their appointment, function, responsibility, performance and remuneration, which has been regulated by Decree No. 1041/2020 and ANSES Resolution No. 57/2021.

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

As of the date of this Annual Report, we cannot predict the results or impact of measures on the hydrocarbons development in Argentina. We are also unable to predict whether the Government will take any additional measures that may negatively affect Argentina’s hydrocarbons market.

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

The current administration also adopted other measures to reduce the impact of utility tariffs on the economy. These measures included the freezing of tariffs, the pesification of electricity generation tariffs, and the deferral of the payment of natural gas electricity generation tariffs, and the deferral of natural gas bill payments for certain consumers, among others. In addition, the Executive Branch declared the intervention of ENARGAS.

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

Since 2023 the world has faced a range of macro challenges including the war in Ukraine, military conflicts in the middle east, inflationary pressures and risk of global recession. During the year, U.S. Federal Reserve increased its target reference rate to relieve inflationary pressure which had a negative impact in the cost of credit for emerging markets.

Also, important banking entities suffered liquidity problems, giving rise to uncertainty in the global economy. This initially materialized in the United States with the collapse of Silicon Valley Bank, which the US government decided not to rescue. This instability had its contagion in Europe when the shares of Credit Suisse plummeted by up to 30% and the Swiss National Bank was affected. Deutsche Bank then suffered a massive sell-off of its shares, which led to further concern at the European Central Bank.

On January 2025, Donald Trump took office as President of the United States. The actions taken by the new administration in its first few months, have raised certain doubts regarding international trade, including the possibility of renegotiation of trade agreements, implementing a stricter tariff policy and the escalation of protectionist trade policies. Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits. While certain energy products have been exempted, the effect on global economic growth and trade of these measures remains uncertain, and could disrupt global trade flows, and increase operational costs for companies reliant on international supply chains.

We are subject to import regulations, supply chain dependencies, and cross-border energy trade policies that could be affected by U.S. government actions. Any tariff increases, trade restrictions, or enforcement measures targeting the energy sector could increase costs, limit access to critical infrastructure and materials, and disrupt operational continuity.

Also, in his inaugural speech, President Trump announced measures related to defense and energy emergency, particularly the increase in oil production, which could have an impact on the price.

Likewise, Argentina’s expectations are focused on the agreement with the IMF.

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

In addition, adverse weather conditions, such as floods or droughts, could affect the production of the main agricultural commodities produced by Argentina, which account for a significant portion of its export revenues. Moreover, higher oil prices could lead to an increase in government expenditures. The drought experienced during the summer months of 2018 dramatically reduced the yield from Argentina’s soybean crop. Also, during 2023 the country experienced another severe drought, which is estimated to have resulted in losses in the net income of the producer sector totaling U.S.$10,425 million, the equivalent of 2.2% of the GDP that the IMF estimates for Argentina in 2023. If agricultural commodity prices decline or their production is affected by weather or other variables, the Argentine economy could be adversely affected. These circumstances could also have a negative impact on tax revenues, the BCRA’s reserves, the availability of foreign currency and ultimately negatively affect our economic and financial performance.

Besides, in March 2020, after a failure to reach an agreement between the members of the Organization of the Petroleum Exporting Countries (“OPEC”) and Russia to stabilize the oil market, Saudi Arabia decided to increase its oil production. This decision has triggered the most important decline in the oil price since 1991, of around 30%, which added to the fragile macroeconomic situation in Argentina, generating uncertainty regarding the production and development of natural gas in the country, especially in the Vaca Muerta area. In December 2020, OPEC and its oil-producing allies agreed to increase production by 500,000 barrels per day beginning in January. The group exerts considerable influence over world energy markets.  Uncertainty about oil prices and other commodities remain and there can be no assurances about any measures that the Government may take in response to key macroeconomic variables, particularly on the energy sector.

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

Argentina’s long-term debt denominated in foreign currency, as of the date of this Annual Report, is rated “CA (stable)” by Moody’s, “ B-” by S&P, and “CCC-” by Fitch.

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

The open conflict in Europe is a trigger for many the geopolitical risks over the short- and medium-term. As Western sanctions on Russia bite and Russia weaponizes energy, the siege-like standoff between the West and Russia may escalate, and ripple effects from Ukraine war or the unknown effects of the arising conflict between Israel and Iran will continue to amplify challenges, as emerging markets face a slow rebound after the economic crisis, including high food and energy costs, higher U.S. interest rates, a strong U.S. dollar and slow Chinese growth.

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

We cannot assure you that the interests of our principal shareholders will not diverge from the interests of our other investors. See ” Item 7.          Major Shareholders and Related Party Transactions.”

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

We are currently the largest transporter of natural gas in Argentina and operate the most extensive pipeline system in Latin America in terms of length, delivering approximately, as of December 31, 2024, more than 60% of the total natural gas transported in Argentina, through 5,746 miles of pipeline, of which we operate 4,768 miles on an exclusive basis pursuant to the License (the “Natural Gas Transportation”). Our transportation system connects the Neuquén, San Jorge and Austral basins, the major natural gas fields located in the south and west of Argentina, to the greater Buenos Aires area and the major consumption centers of southern Argentina. During the Fiscal Year 2024, approximately 84% of our revenues of this business segment corresponds to firm natural gas transportation services under firm long-term natural gas transportation contracts. Natural gas transportation customers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our Natural Gas Transportation business is regulated by ENARGAS, and revenues from this business represented 36%, 22% and 25% of our total revenues for the years ended December 31, 2024, 2023 and 2022, respectively.

We conduct our Natural Gas Transportation business pursuant to the License, which is scheduled to expire in December 2027, although it may be extended by the Executive Branch for an additional 10-year period; provided that certain technical conditions set forth in the License are met. Likewise, according to the Ley de Bases the aforementioned 10-year period was extended to 20 years. If ENARGAS determines that we are in substantial compliance with all our obligations arising under the Natural Gas Law No. 24,076 (the “Natural Gas Law”), related regulations and our License, the extension should be granted by the Executive Branch. ENARGAS would bear the burden of proving that we had not met the technical conditions referred to above and, therefore, that the extension of the License should not be granted. To the extent that we were found not to have satisfied the conditions described above or chose not to seek the extension of our License, we would be entitled to certain specified compensation.

On September 8, 2023, we submitted a request to ENARGAS to initiate the procedure detailed in Section 6 of the Natural Gas Law for the License extension. On June 13, 2024, ENARGAS issued the License Report indicating that we have broadly fulfilled our obligations regarding the License. The License Report allows the ENARGAS controller, after the non-binding public hearing, held on October 21, 2024, to issue its recommendation report to be submitted to the Executive Branch, which may finally issue the decree granting the required extension of the License. Following this submission of the ENARGAS recommendation, the Executive Branch may issue the decree granting the License extension within 120 days. This request will need to be reviewed and addressed by the governmental authorities. See “—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Certain Restrictions with Respect to Essential Assets” below.

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

The map below illustrates the natural gas pipeline system in Argentina as of December 31, 2024:

For additional information regarding our property, plant and equipment, see “D. Property, Plant and Equipment” below.

We are also one of the largest processors of natural gas and one of the largest marketers of Liquids in Argentina. We operate the Cerri Complex and the associated logistics and storage facilities of Puerto Galván located in Bahía Blanca in the Province of Buenos Aires where Liquids are separated from the natural gas transported through our pipeline system and stored for delivery. Due to its strategic location within the Argentine natural gas transportation system, our Cerri Complex can process gas proceeding from the Neuquén, San Jorge and Austral basins. This provides the plant with great versatility in terms of natural gas availability, and the possibility to select the gas that is processed according to its quality (liquid contents). Revenues from our Liquids Production and Commercialization business represented 46%, 59% and 63% of our total revenues during the years ended December 31, 2024, 2023 and 2022, respectively.

We also provide midstream integral solutions related to natural gas production, from the wellhead up to the transportation systems. In addition, through our subsidiary Telcosur, we provide telecommunications services. Aggregate net revenues from our midstream and telecommunications business segment represented 18%, 20% and 12% of our total revenues during the years ended December 31, 2024, 2023 and 2022, respectively.

Within the framework of the agreements signed with the former Ministry of Energy, Mining and Hydrocarbons of the Province of Neuquén and Gas y Petróleo de Neuquén S.A. in April and November 2018, we timely completed the construction of a catchment and gathering pipeline and a natural gas conditioning plant in the Vaca Muerta field that will allow the gathering of non-conventional gas from the Neuquén Basin and its subsequent injection into the main gas pipeline systems, ensuring its supply to all of Argentina’s regions.

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

In March 2022, we executed an agreed minute with the Undersecretary of Energy, Mining and Hydrocarbons of the Province of Neuquén (Subsecretaría de Energía, Minería e Hidrocarburos de la Provincia del Neuquén) (the “Complementary Agreed Minute”) whereby the parties commit to granting us an extension of the transportation concession to build and operate the pipeline expanded North Tranche II, which will gather the off-spec natural gas production from several hydrocarbons fields located mainly in the Vaca Muerta formation (the “Expanded North Tranche II”). In August 2022, we began this work with an investment of approximately U.S.$ 48 million, this 20 miles long work will extend from the Los Toldos I Sur area to El Trapial (Vaca Muerta Norte). The pipeline has been operational since the end of July 2023.

In November 2024 and February 2025, we commissioned additional investments that allow us to expand our natural gas conditioning capacity and increase our role in the Vaca Muerta development, including the installation of two conditioning turbine expanders provided by Propak Systems Ltd (each a “Propak Plant”) to be operated in gas conditioning mode until we are able to develop a natural gas processing project in the Tratayén Plant. The Propak Plants may be converted to allow processing of natural gas in the future, and they increased our conditioning capacity by 6.6 MMm3/day for each Propak Plant. With the addition of the Propak Plants, our total gas conditioning capacity increased up to 28MMm3/d since February 2025. The total estimated investment for this expansion was U.S.$360 million.

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

Capital expenditures

From January 1, 2022, through December 31, 2024, our aggregate capital expenditures, in Current Currency, amounted to Ps. 761,783 million. Such capital expenditures include Ps. 204,953 million related to natural gas transportation system, Ps. 41,078 million related to liquids production and commercialization activities and Ps. 515,752 million related to Midstream segment.

For the years 2024, 2023 and 2022, capital expenditures mostly include improvement to our gas transportation system and works performed for the construction and ramping-up of the Northern Section and Southern Section of the Vaca Muerta pipeline and the enhancement of Tratayén Plant and maintenance works of our natural gas pipeline system. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects.” “.

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

Natural gas transportation services accounted for 36%, 22% and 25% of our total revenues in the years ended December 31, 2024, 2023 and 2022, respectively. In 2024, 72.9% of our average daily natural gas deliveries were made under long-term firm transportation contracts. See “—Customers and Marketing” below. Natural gas firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. Almost all of our natural gas firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. During 2024, the amount of net revenues derived from natural gas firm transportation contracts was Ps. 369,712 million, representing 84% of the total revenues for the Natural Gas Transportation segment for such year. Substantially all of our remaining natural gas deliveries were made under natural gas interruptible transportation contracts entered into predominantly with four natural gas distribution companies, power plants and industrial customers. Interruptible contracts provide for the transportation of natural gas subject to available pipeline capacity. The Government has at times directed us to interrupt supply to certain customers and make deliveries to others without regard as to whether they have natural gas firm or interruptible contracts. See “Regulatory Framework—Industry Structure” below for more information.

Expansions of the system. Since 2002, as a result of the pesification and freezing of natural gas public services tariffs, we lost the ability to invest in the expansion of our transportation system. This responsibility was transferred to fiduciary structures organized by the Argentine government and financed through tariff charges set at values higher than our frozen tariffs.

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

On February 7, 2022, the Secretary of Energy issued Resolution No. 67/2022 creating the “Transport.Ar Producción Nacional” Gas Pipeline System Program (the “Transport.Ar Program”) and declaring the construction of the GPM and complementary works as of public interest. The total investment would be roughly U.S.$3.4 billion, of which 75% were expected to be allocated to the construction of the pipeline.

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

The Transport.Ar program also included the construction of a gas pipeline between the towns of Mercedes and Cardales, the expansion of the final sections of the gas pipeline in the metropolitan area of Buenos Aires, the reversal of the northern gas pipeline, and the expansion of various sections of the Centro-Oeste gas pipeline, both operated by TGN.

On July 24, 2023, ENARSA completed the expansion works of the NEUBA II Gas Pipeline included in the Transport.ar plan, thus generating an additional transportation capacity of 7 MMm3/d to the Buenos Aires Metropolitan Area (AMBA).

By the end of August 2023, the first stage of the GPM, specifically the Tratayén-Salliqueló section, was authorized for operation. The complementary works, namely the Gasoducto Mercedes-Cardales, were authorized in the last week of November 2023, and the 29 km expansion on the final sections in our system was already enabled by late August 2023.

In October 2024, the installation of compressor plants was commissioned allowing the increase of the transportation capacity from its initial capacity of 11 MMm3/d to 21 MMm3/d,.

We are the technical operator of the GPM, including its two compressor plants, after ENARSA awarded us the operation and maintenance through a private tender on June 5, 2023, for a period of 5 years, extendable for up to an additional 12 months. We also serve as the technical operator of the Gasoducto Mercedes Cardales tranche, based on an agreement with a term of 5 years.

In June 2024, we submitted to the national government the Private Initiative on the GPM, along with a commitment to invest in the regulated system, totaling approximately US$ 700 million. This proposal was declared of public interest in December 2024 by Decree No. 1060/2024. As of the date of issuance of this Annual Report, the tender motivated by the Private Initiative for the award of the new transportation capacity resulting from the expansion work has not been launched, where we will have the option to match the best offer made by a third party to the Government.

In the Private Initiative, we propose:

•  The expansion of the GPM transportation capacity by 14 MMm³/d, with an estimated investment of US$ 500 million, for which Dedicated Branch I was created in December 2024 to frame this project within the RIGI. The resulting transportation capacity expansion, as specified by Decree No. 54/2025, will be included within the framework of the GPM Transportation Concession granted to ENARSA, which, according to Decree PEN No. 76/2022, was made as provided in the Hydrocarbons Law No. 17.319.

To carry out this project, on November 4, 2024, our Board of Directors decided to establish the Dedicated Branch Transportadora de Gas del Sur S.A. – Dedicated Branch 1 (hereinafter “Dedicated Branch”), to apply for adherence to the RIGI.

•   Regardless of the outcome of the tender derived from the Private Initiative, we commit to making an investment in the regulated system that we currently operate in the Natural Gas Transportation segment to complement this initiative, through the construction of 20 km of pipeline loops and the installation of 15,000 HP of compression in the Neuba II pipeline, along with other works and tests to raise the maximum operating pressure with an additional estimated investment of around US$ 200 million, which will allow for an increase in transportation capacity in final sections by 12 MMm³/d.

The main objective of this work is to generate significant foreign exchange savings for Argentina by replacing diesel and LNG imports with Vaca Muerta gas during the winter period, ensuring domestic supply during the winter.

On March 31,2025 the Secretary of Energy issued Resolution No. 136/2025 which approves the GPM expansion guidelines tender proposed by us. ENARSA will oversee the upcoming bidding process.

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. As of December 31, 2024, our service area contains 6.3 million end users, including 4.1 million customers in the greater Buenos Aires area. Direct service to residential, commercial, industrial and electric power generation end users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: Metrogas S.A., Naturgy Argentina S.A., Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. These natural gas distribution companies serve, in the aggregate, 66% of the natural gas distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for the year ended December 31, 2024, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual deliveries (MMm3)	Volume of market served (in %)	No. of end users (in millions)	Deliveries received from us (in %)
Metrogas (1)	6.0	20	2.4	79
Camuzzi Pampeana (1)	5.5	19	1.4	98
Camuzzi Sur	4.7	16	0.8	100
Naturgy Argentina (1)	3.3	11	1.7	69
		66	6.3

(1)	Also connected to the TGN system.
Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, Pampa Energía and for all other customers, as a group, as of December 31, 2024, 2023 and 2022, together with the corresponding net revenues derived from natural gas firm transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	For the years ended December 31,
	2024		2023		2022
	Average firm contracted capacity (MM3/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MM3/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MM3/d)	Net revenues (millions of pesos)

Metrogas	16.7	113,619	16.7	52,956	16.7	70,226
Camuzzi Pampeana	15.6	84,338	15.5	39,351	15.8	52,003
Naturgy Argentina	11.8	68,778	11.8	32,039	11.8	42,628
Camuzzi Sur	10.8	20,457	10.8	9,772	11.0	12,320
Pampa Energía	3.7	17,087	3.2	7,536	3.2	9,978
Others	24.9	136,847	25.1	74,046	24.5	88,462
Total	83.5	441,126	83.1	215,700	83.0	275,617

We play a leading role in the natural gas industry in Argentina and satisfy 76 direct customers and 6.3 million indirect customers for the year ended December 31, 2024.

As of December 31, 2024, the total contracted firm or “take or pay” capacity by costumers was 89.4 MMm3/d with a weighted average life of approximately 10 years. The increase of 7MMm3/d of the contracted capacity corresponds to the recent authorization of the extension of the final sections contracted by ENARSA.

The total injection of natural gas in August 2024, the highest level of the year, was 143 MMm3/d, 10 MMm3/d higher than the record of August 2023 (the highest level of that year).

The average daily injection of natural gas into the pipeline system we operated amounted to 83.4 MMm3/d in 2024, 10.1% more than in 2023. The indicated injection is composed of contributions from the Austral Basin, the San Jorge Gulf Basin, the Neuquén Basin, and the contributions from the GPM upon its entry into the regulated transportation system in Salliqueló, averaging 11.7 MMm³/d. In 2024, the contribution from the Neuquén Basin was 17.5% higher compared to the previous year, mainly due to the increased gas evacuation capacity from the Vaca Muerta formation enabled by the GPM.

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily natural gas firm and interruptible transportation deliveries for 2024, 2023 and 2022:

	For the year ended December 31,
	2024	2023	2022
Firm:	Average daily deliveries (MMm3/d)	Average daily deliveries (MMm3/d)	Average daily deliveries (MMm3/d)
Metrogas	11.4	10.9	12.9
Camuzzi Pampeana	9.6	10.5	10.8
Camuzzi Sur	7.3	7.4	7.1
Naturgy Argentina	7.1	6.5	6.7
Others	15.6	14.5	15.6
Subtotal firm	50.9	49.8	53.1
Subtotal interruptible	18.8	17.0	15.5
Total	69.7	66.8	68.6
Average annual load factor (1)	83%	80%	83%
Average winter heating season load factor (1)	84%	90%	85%

(1)	Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage.

Natural gas daily average injection to the pipeline system operated by us amounted to 83.4 MMm3/d in 2024, 10.1% higher than 2023.

The injection consists of contributions from the Austral Basin, the San Jorge Gulf Basin, the Neuquén Basin, and the GPM as it enters the regulated transportation system in Salliqueló, with the latter averaging 11.7 MMm³/d. In 2024, the contribution from the Neuquén Basin increased by 17.5% compared to the previous year, primarily due to the enhanced gas evacuation capacity from the Vaca Muerta formation, made possible by the GPM. Conversely, the country’s southern basins reduced their injection levels due to the natural decline of their fields and the increased availability of gas and transportation capacity from the Neuquén Basin, which provided alternative supply options for the system’s shippers. Regarding the Austral Basin, its injection potential increased by approximately 2.5 MMm³/d following the commissioning of the Fénix Project.

The chart below shows the main operating data for the natural gas transportation segment.

Natural Gas Transportation System Improvements. In 2024, 2023 and 2022, we made capital expenditures aimed at the enhancement of our natural gas transportation system’s safety and reliability in the aggregate amount of Ps. 204,952 million. We operate our pipeline system and the pipeline constructed pursuant to the Gas Trust in accordance with Argentine natural gas transmission safety regulations, which are substantially similar to U.S. federal regulations. Based on the pipeline inspection reports we have received to date and the current operation of the pipeline system, we do not foresee any significant safety risks. In order to identify changes in the safety regulations that our pipeline system has to comply with, we conduct inspections for the purpose of detecting increases in the population density in the areas through which our pipeline system extends. Changes in population densities may require us to increase safety measures in certain sections of the system.

The “greater” Buenos Aires area comprises the City of Buenos Aires and its surrounding area. One end of our natural gas transportation system (the “Buenos Aires Ring”) is located in the greater Buenos Aires area, where we transfer natural gas for further delivery to major natural gas distribution companies.

System Improvements. In 2024, 2023 and 2022, our pipeline system satisfactorily met the demands generated by the winter season and the requirements of ENARGAS. To that effect, we carried out several maintenances, prevention and inspection works.

Integrity assessment tasks have been carried out, including internal inspections along 907 km and direct assessments using CIS and DCVG techniques (for sections without Scraper Traps) over 192 km of gas pipelines. These efforts were undertaken to identify, assess, and manage integrity threats such as external corrosion, geometric defects, manufacturing and/or construction anomalies, coating failures, among others.

Regarding the recoating program, in 2024, the replacement of pipeline coating was executed over 6 km. Additionally, recoating works are being carried out at three valve station facilities along the San Martín gas pipeline in the province of Buenos Aires.

Furthermore, these works have incorporated non-destructive testing techniques such as magnetic particle inspection, ultrasound, and hardness measurement to detect anomalies in longitudinal seams and corrosion (SCC). This approach has enabled the identification of anomalies that were mitigated through pipe replacements. These recoating works aim to reduce the risk of damage mechanisms caused by external corrosion and/or SCC, as well as to detect and mitigate any anomalies in the pipeline that could grow over time and disrupt service. This, in turn, extends the operational lifespan of the facilities.

In line with these efforts and to mitigate corrosive activity, a casing pipe filling project was carried out to ensure pipeline integrity in densely populated areas.

As part of the SCC assessment and mitigation plan, an internal inspection program using EMAT technology was conducted to detect cracks, covering 155 km of gas pipeline in 2024.

Based on the analysis and planning carried out by the asset integrity team, an evaluation campaign was conducted on 186 defects, including external corrosion, geometric defects, and anomalies in longitudinal and circumferential seams. Immediate repairs were required, resulting in three pipeline replacements and five welding reinforcements.

Additionally, the integrity of 20 pipeline branches located within the Buenos Aires province gas pipeline network was assessed.

Regarding the cathodic protection system, to mitigate corrosion progression and enhance system reliability, efforts continued to strengthen the system through the installation of five new units, 16 current disperser reinforcements, and the renewal of 12 obsolete installations. Anode batteries were also installed at two high-voltage power line crossings.

Moreover, in 2024, adjustments to the cathodic protection system were made at compressor plants, including the installation of two disperser reinforcements and special protection level studies at four compressor plants.

Additionally, a survey of potential levels and bathymetry was conducted on the two submarine gas pipeline sections operated by TGS. This survey, performed every three years, is crucial for assessing cathodic protection levels and determining whether the pipelines’ positioning has been affected by marine currents. The study was also extended to four pipeline segments crossing various rivers.

All the aforementioned projects, which enable the comprehensive assessment of facility conditions and the necessary adjustments to maintain service continuity, reaffirm our commitment to safety and the protection of people and the environment—key aspects of our dedication to providing a reliable public natural gas transportation service.

Regarding the Buenos Aires Ring gas pipeline, located in a densely populated area, efforts to mitigate third-party damage risks continued. This includes expanding the fiber optic-based intrusion detection system along an additional 24.5 km of pipeline in the Las Heras - Cañuelas area.

Additionally, to reinforce public awareness, we enhanced signage at facilities and carried out virtual and remote damage prevention initiatives in sensitive areas of the system. These initiatives included radio broadcasts, media and social media campaigns for the general public, as well as meetings with municipalities and companies involved in earthmoving and utility services in Buenos Aires, Neuquén, and Río Negro.

One of the key highlights in the operation of the transportation system was the commissioning of the Tratayén and Salliqueló Compressor Plants, which are part of the GPM. This led to a reconfiguration of operational planning due to the possibility of injecting up to 21 MMm³/d in the final sections of the TGS transportation system. Additionally, the Mercedes Compressor Plant, the head station of the Mercedes–Cardales Gas Pipeline, was commissioned, enabling increased gas delivery volumes to TGN.

Regarding system technological upgrades, the Saturno and Olavarría Compressor Plants were integrated into the CABA Operations Center, marking the initial steps in the development of the new remote operation philosophy for the transportation system.

At the Belisle Compressor Plant, the Detailed Engineering and Factory Acceptance Test (FAT) for the Plant Control System panel were completed, with installation scheduled for 2025. This development will enable the integration of the plant into the CABA Operations Center.

At the Gaviotas Compressor Plant, Extended Basic Engineering was developed for the modernization of the plant control system and power generation system, with implementation planned for 2025 and 2026.

Regarding turbo compressor control systems, the upgrade of Turbo Compressor Unit No. 2 (Solar Mars) at the Cervantes Compressor Plant was completed, and progress was made on the upgrade of Turbo Compressor Unit No. 2 (Hispano Suiza 1203) at the Bosque Petrificado Compressor Plant, which is expected to be completed in the first quarter of 2025.

Furthermore, the procurement and supply of control panels for the three turbo compressor units at the Gaviotas Compressor Plant were completed. These panels will be installed between 2025 and 2026 as part of the broader modernization efforts for the plant control system and power generation system mentioned earlier.

Regarding the upgrade of turbo compressor vibration monitoring systems, the equipment at the Belisle, Indio Rico, Saturno, Manantiales Behr, and Ordoqui Compressor Plants was updated and integrated into the centralized Bently Nevada monitoring system.

In terms of operational safety at compressor facilities, all necessary materials were acquired, and progress was made on upgrading the Fire & Gas detection and alarm systems at the Belisle, Bajo del Gualicho, and Dolavon Compressor Plants, with commissioning scheduled for the first quarter of 2025. Similarly, Extended Basic Engineering is being developed for the modernization of the systems at the Saturno, Chelforó, and La Adela Compressor Plants, due to the obsolescence of existing systems and the need to ensure their reliability under the remote operation philosophy of the transportation system.

From an environmental standpoint, the installation of biodigester systems at the Belisle, Cervantes, and Fortín Uno Compressor Plants was completed to enhance the existing wastewater treatment systems. Similarly, materials were procured for the execution of similar projects at the remaining compressor plants in 2025 and 2026.

Additionally, under the TGS Emissions Reduction Plan, a campaign was conducted in 2024 to detect and quantify fugitive natural gas emissions at 20 compressor plants. The objective was to prioritize needs and develop an appropriate plan for repairing and eliminating these leaks.

Works at Liquids Facilities

During 2024, we conducted the tasks associated with the major maintenance and life extension plan for pressure vessels and pipelines at the Cerri Complex were carried out, enhancing reliability, reducing operational risks, and ensuring compliance with government requirements. These tasks included various equipment inspections, the execution of corrective and preventive maintenance at our facilities, modifications to the control room of the Cryogenic Plant, and other necessary adjustments to eliminate bottlenecks in the fractionation trains. Additionally, the inspection and maintenance of the venting system and associated equipment were performed.

Furthermore, maintenance activities were conducted at the refrigeration plant in Puerto Galván, including both preventive and corrective maintenance on equipment and pipelines.

Focusing on continuous and safe facility management, Spheres 8 and 10 at the Galván Plant were certified, along with the separators of the vapor compression system and the decantation tanks. The V1 tank was upgraded, and new pumps for compressor oil cooling were installed, increasing the reliability of the refrigeration system at the Cryogenic Plant.

Investments were made to mitigate the risk of technological obsolescence and enhance the operational safety of our processes. The following developments stand out: installation of a new electrical distribution transformer at the Galván Plant, a new Safety Instrumented System for boilers and cryogenic operations, new medium-voltage switchgear at the Cryogenic Plant, and the upgrade of the excitation control system for the generators.

Works at Vaca Muerta facilities

Making headway with the expansion of the Tratayén plant —process developed through projects required to increase our Midstream services offer. The expansion process of the Tratayén Plant is being developed through projects aimed at increasing Midstream service capacity. In 2024, a major milestone was achieved in the expansion of the Tratayén Conditioning Plant, with the commissioning of the first “Propak” gas conditioning module in October 2024. This module, which can be converted in the future for processing the captured natural gas, allows for an increase of 6.6 MMm³/d in capacity. The second Propak module was commissioned in the February of 2025, which increase the plant’s total capacity to 28 MMm³/d.

Focusing on the growth of the Vaca Muerta system, in 2024, work continued on the necessary infrastructure to incorporate additional auxiliary services, such as a new gasoline stabilization plant (the third at this facility), the expansion of natural gas intake and output facilities, new offices and dormitories, and the construction of a gasoline pipeline. This pipeline will enable the dispatch of the gasoline produced, in response to the increased daily production, while minimizing truck traffic.

Regarding the Vaca Muerta pipeline, progress was made on works to mitigate hydrological risks. These efforts were carried out from PK 0, located at the Tratayén Conditioning Plant, to PK 115, in the Los Toldos I Sur area. Additionally, in VMS, work was executed from PK 0, in the Aguada Pichana Este area, to PK 32, in Bandurria Sur.

Throughout 2024, efforts were focused on developing applications for the Vaca Muerta System – Tratayén Dispatch software. The development of maintenance and scheduling modules was completed, with user testing conducted and functionalities deployed into production mode. Work will continue on the allocation, billing, reporting manager, and auditor mode modules, with the goal of integrating all processes into this platform. Additionally, due to the growth in operations, investments were made to address emergency response needs.

Furthermore, tgs participated in several projects for third parties, enabling various installations such as the connections of Pampa Energía, Pluspetrol, and Vista to the Vaca Muerta System.

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

According to such amendment, we extended the term of the SATFO until December 27, 2024 (automatically renewable for three more years) and replaced the provisions relating to the calculation of the fee payable to Pampa Energía. Pursuant to the amended SATFO, the monthly fee payable to Pampa Energía shall be equal to the greater of: (i) U.S.$0.5 million or (ii) the variable compensation that arises from applying to comprehensive income before results and income taxes for the year but after deducting also the above fixed amount) the following scheme:

From 12/28/2019 to 12/27/2020: 6.5%

From 12/28/2020 to 12/27/2021: 6%

From 12/28/2021 to 12/27/2022: 5.5%

From 12/28/2022 to 12/27/2023: 5%

From 12/28/2023 to 12/27/2024 and onwards: 4.5%.

For the year ended December 31, 2024, we recorded a charge of Ps. 26,406 million for services rendered by Pampa Energía pursuant to the amended SATFO.

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

On December 3, 2020 the first auction was held within the framework of the Plan Gas.Ar by means of which the government promoted to have a base of 70 MMm3/d, corresponding to the Neuquén Basin 47.2 MMm3/d, to the Austral Basin 20 MMm3/d and to the Northeast Basin 2.8 MMm3/d, plus additional volumes in winter. Producers in the Neuquén Basin offered 49.35 MMm3/d. From the Austral Basin, bids totaled 18.5 MMm3/d. In other words, in total, the initiative achieved a commitment of 67.8 MMm3/d, just below the target.

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

In mid-October 2021 the third round of the Plan Gas.Ar was called through Res. 984/21. In it, the purchase of 3 million m3/day of gas from the Neuquén Basin, 1.5 million m3/day from the South of the country and 1 million m3/day from the Northwest was tendered for the years 2022 to 2024 inclusive, with injection starting next winter 2022.

There were only offers from the Neuquén Basin. The natural gas production of the Neuquén Basin represented approximately 60% of the total production of natural gas in Argentina during 2021.

Through Res. No. 770/2022, on November 11, 2022, the Secretary of Energy called for an auction for the extension of the commitments assumed by the awardees in the Neuquén Basin in Rounds 1 and 3, as well as the award of the following incremental volumes in the Neuquén Basin. At the same time, through the above mentioned resolution the Secretary of Energy also called for an auction for:

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

On February 9, 2022, through Resolution 67 the Government created the Transport.Ar Program which intends to solve the infrastructure deficit. Resolution 67:

•
Declares the construction of the GPM to be of National Public Interest as a strategic project for the development of natural gas in the Argentine Republic (which will transport natural gas starting from the Province of Neuquén, crossing the Provinces of Río Negro, La Pampa, Buenos Aires, up to the Province of Santa Fe), as well as its complementary works, and the construction of the works for the expansion and strengthening of the National Natural Gas Transportation System.

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

Initially, the project, executed by ENARSA, consisted in two stages: the first stage connects the town of Tratayén, Province of Neuquén, with the city of Salliqueló, Province of Buenos Aires, and the second stage would connect the city of Salliqueló with the city of San Jerónimo, Province of Santa Fe.

By the end of August 2023, the Stage I of the GPM, specifically the Tratayén-Salliqueló section, was authorized for operation, executed by ENARSA. The complementary works, namely the Gasoducto Mercedes-Cardales, were authorized in the last week of November 2023, and the 29 km expansion on the final sections of tgs was already enabled by late August 2023.

In addition, in October 2024, the installation of compressor plants to increase the transport capacity of the initial section of the GPM from 11 MMm3/d to 21 MMm3/d, was completed.

We are the technical operator of the GPM, including its two compressor plants, after ENARSA awarded it the operation and maintenance through a private tender on June 5, 2023, for a period of 5 years, extendable for up to an additional 12 months. we also serve as the technical operator of the Mercedes Cardales pipeline, based on an agreement with a term of 5 years.

The construction of the GPM and its complementary works is of vital importance for the Argentine energy development and will imply both fiscal benefits and foreign currency savings for Argentina.

The rapid decline of the Bolivian gas fields required a quick response from Argentina to move forward with the reversion of the northern gas pipeline. This work of vital importance for the energy development of Argentina and Vaca Muerta consists of the reversion of the natural gas flow which will take gas from Vaca Muerta to the industries of Córdoba, Tucumán, La Rioja, Catamarca, Santiago del Estero, Salta and Jujuy. It also allows the connection of homes to natural gas networks and the development at scale of new industrial activities, especially lithium mining. In addition, the reversion will have a complementary impact on the cost of electricity generation and natural gas for the region’s industries. It will also make exports to northern Chile, central Brazil and Bolivia viable and will result in an increase in the supply of natural gas in Argentina.

In November 2024, the Argentine government inaugurated the works of the Tío Pujio-La Carlota Federal Integration Pipeline, which connects the Central Pipeline with the Northern Pipeline, forming part of the Northern Reversal. The reversal works will be completed with the automation of four existing compressor plants, which will be carried out in the first half of 2025. Additionally, the 22-kilometer pipeline, which is one of the sections of the new La Carlota – Tío Pujio pipeline, will be complemented by the laying of two parallel loops to the Northern Pipeline, extending 62 kilometers.

On December 16, 2023, Decree No. 55/2023 was issued, declaring a state of emergency in the national energy sector until December 31, 2024. Among other provisions, this decree intervenes in ENARGAS from January 1, 2024, and instructs the Ministry of Energy to issue the necessary rules and procedures for the establishment of market prices for the public service of natural gas transportation. Decree No. 1023/2024 stipulates that the implementation of the tariff schedules resulting from the tariff review initiated pursuant to Decree No. 55/23 shall not exceed July 9, 2025.

As it has been explained before, on June 19, 2024, we submitted an investment proposal to the Ministry of Economy under a private initiative framework to increase the available volume of natural gas in the northeast area of Argentina by the winter of 2026 (the “Private Initiative”). It seeks to replace natural gas and liquid imports each winter by using existing infrastructure. The goal is to achieve the lowest cost for end users and generate savings for the Government. If approved by the Government, a bidding process will be initiated, where we will have the option to match the best offer made by a third party to the Government.

Natural Gas Demand. Natural gas consumption in Argentina has played a significant role in the energy industry in recent years, reaching more than 52% of total national energy consumption, which is greater than the comparable percentage for worldwide energy consumption.

Natural gas consumption during 2024 was 137 MMm3/d, registering a 1.9% increase in natural gas consumption compared to the previous year (2.5 MMm3/d), primarily explained by an increase in the consumption of thermal power plants due to greater availability of natural gas for power plants and, to a lesser extent, by a slight increase in priority demand due to lower temperatures recorded during the winter months (May, July, and August) and higher export volumes.

The graphic below illustrates the breakdown of natural gas consumption in Argentina in 2024 and 2023 by type of consumer:

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

The most important agreement was signed with the Bolivian government in June 2006 and amended in May 2010 and July 2012. The agreement provides for the import of natural gas from Bolivia to Argentina to be managed by IEASA to deal with the decrease in domestic natural gas production and in an effort to maintain supplies at similar levels to the previous years. During 2022, the sixth addendum to the Bolivian import contract came into force, which modifies the price formula and, due to the decline in Bolivian fields, reduces supply volumes. The seventh addendum to the gas import contract between ENARSA and YPFB (Yacimientos Petrolíferos Fiscales Bolivianos) was signed on December 30, 2022, and includes a reduction in the volume of natural gas that will be received. In October 2023, this contract was modified and as of July 31, 2024, Bolivia will no longer supply Argentina with firm natural gas.

During the winter of 2024, average temperatures were colder (13.3°C) compared to the same period in 2023 (14.2°C), which explains a slight increase in priority demand (residential + SMEs) compared to the previous year, with a total increase of 0.7 MMm³/d throughout the year, accompanied by an annual growth in the number of residential users of 0.6% (November 2024 vs. November 2023), totaling 8.9 million users.

Thanks to the incentive scheme proposed by the Plan Gas.Ar and the increase in transportation capacity with the commissioning of the Tratayén – Salliqueló pipeline in 2023, production levels have increased, continuing this trend throughout 2024. This greater availability of local natural gas allows for sustained exports, mainly to Chile through the Gas Andes pipeline, even during the winter months, taking advantage of the fact that the shipment of these volumes would not restrict supply in the domestic market given the current design of the transportation infrastructure.

In 2024, electricity demand fell by 0.5% compared to the previous year, while total electricity generation increased by the same percentage (+0.7 TWh). The increase in local generation is mainly explained by an increase in renewable energies (+2.8 TWh), contributing 16.1% of the total generation (142.1 TWh) to the system. Additionally, there was higher nuclear generation (+1.5 TWh) mainly due to the greater contribution of the Atucha II nuclear power plant and higher thermal generation (+2.4 TWh). The increase in generation from these technologies was offset by a lower hydroelectric contribution (-5.9 TWh).

The following graph shows the monthly consumption in 2024 in MMm3/d for each of the demand sectors, compared to the total demand in 2023 (in red line).

Natural gas demand during 2024 remained above the levels recorded in the previous year. The differences in the composition of this consumption are mainly due to lower temperatures recorded in the winter months, primarily in May, and to a lesser extent in July and August. Additionally, the greater availability of natural gas and more moderate temperatures allowed for higher consumption by power plants in September, October, and November. The months with lower consumption compared to the previous year were January and June. The sectors with lower consumption during 2024, linked to the decline in economic activity, were industry and CNG. In the case of industry, from September onwards, it was able to recover and increase the consumption levels of 2023. In the case of CNG, the values remained on average 0.4 MMm³/d below the previous period throughout the year.

Gas Supply. There are 24 known sedimentary basins in the country, 12 of which are located entirely onshore, six of which are combined onshore/offshore and eight of which are entirely offshore. Production is concentrated in five basins: Norwest in northern Argentina, Neuquén and Cuyo in central Argentina, and San Jorge Gulf and Austral in southern Argentina. In 2024, 70% of the natural gas transported by our system originated in the Neuquén Basin with the remainder coming primarily from the Austral basin and the re-gasifying LGN tanker located in Bahía Blanca. Our pipeline system is connected to the Neuquina, Austral and San Jorge Gulf basin. We are not connected to the Cuyo or Northwest basin.

The graph below shows the evolution of gross natural gas production by basin from 2014 to 2024 in MMm3/d:

Source: Secretary of Energy

Set forth in the table below is the location of the principal natural gas producing basins by province, their proved natural gas reserves, reserve life and production as of the most recent years for which information is available:

Basin	Location by province	Proved Gas Reserves (MMm3)(1)(2)		Production (MMm3)		Reserve Life (years)(3)
		2023	2022	2024	2023	2023
Neuquina	Neuquén, Río Negro, La Pampa, Mendoza (South)	367,867	317,748	36,694	33,344	11.0
Austral	Tierra del Fuego, Santa Cruz (South), and offshore	77,513	78,877	8,851	9,293	8.3
San Jorge Gulf	Chubut, Santa Cruz (North)	32,527	33,401	3,900	4,116	7.9
Cuyo	Mendoza (North)	146	75	47	52	2.8
Northwest	Salta, Jujuy, Formosa	9,598	7,267	1,237	1,304	7.4
Total		487,651	437,368	50,729	48,109	7.5

(1)
Estimated as of December 31, 2023 and 2022, respectively. There are numerous uncertainties inherent in estimating quantities of proved natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data, and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of natural gas that ultimately will be recovered.

(2)	Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.

(3)	Weighted average reserve life for all basins, at the 2023 production levels, respectively.

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

In 2024, total natural gas production increased 5.1% over the previous year, from 131.9 MMm3/d to 138.6 MMm3/d.

In 2024, YPF continued to be the main producer in Argentina with a 24% market share (2% lower than 2023), followed by Total Austral S.A. with a 22% market share. The graph below shows the market share of the main natural gas operators in Argentina in terms of production for 2024.

Source: Secretary of Energy

The ninth addendum to the gas import contract (initiated in 2006) between Energía Argentina (ENARSA) and YPFB (Yacimientos Petrolíferos Fiscales Bolivianos) was signed on June 16, 2024, and extends the delivery of natural gas volumes for the months of August and September. It was agreed, along with the completion of shipments, to import 4 MMm³/d given the importance for Argentina to supply the Northwestern provinces until the Northern Pipeline Reversal project is completed. In November, small volumes of gas were again imported from Bolivia on an interruptible basis.

The supply from Bolivia averaged 3.2 MMm³/d, 3.0 MMm³/d less than the volume recorded in 2023. On the other hand, the import of LNG by sea, regasified and injected into the national natural gas transportation system at the Escobar port located in the Province of Buenos Aires, averaged 4.3 MMm³/d in 2024, 2.5 MMm³/d below the LNG contribution recorded in 2023 at both terminals (Escobar and Bahía Blanca). Additionally, ENARSA agreed with the Chilean state company Enap to import volumes of natural gas from the LNG regasification terminal in Mejillones, Chile, which is brought into Argentina through the NorAndino pipeline, with the aim of supplying the northern region of the country.

The Neuquén Basin has the largest total natural gas injection, while the remaining basins continue with their natural decline (including Bolivia), which made the construction of a third trunk pipeline imperative to evacuate the incremental gas associated with the development of reserves in the Neuquén Basin.

In recent years, there have been no requests from potential parties interested in contracting additional capacity, mainly due to the lack of gas and the gradual declines of conventional fields, especially from the reception areas of Tierra del Fuego, Santa Cruz and Chubut. This situation was not the same with respect to the Neuquén Basin where the natural gas from the unconventional fields of Vaca Muerta, as from the Plan Gas.Ar, has boosted production in that region, completing the transportation capacity from that basin, making necessary and essential the expansion of the gas pipeline system that allows exploiting the energy potential available in Vaca Muerta.

Thus, by the end of August 2023 the first stage of the GPM (Tratayén- Salliqueló section), which was executed by ENARSA, was enabled. Its complementary works, namely, the Mercedes - Cardales gas pipeline was enabled in the last week of November 2023 and the extension of 29 km over the final sections of our pipeline was already enabled by the end of August 2023. In October 2024, the installation of the compressor plants that raise the transport capacity of this first section to 21MMm3/d was concluded.

The Vaca Muerta formation, located in the Neuquén Basin, is considered one of the most prominent shale plays globally, and has already become the largest commercial shale development outside of North America. The development of the Vaca Muerta formation plays an important role in the Argentine economy, and therefore the national and provincial governments have introduced changes to the regulatory framework for exploration and production of unconventional hydrocarbons, in order to attract investments.

Since 2018, when we first set foot in Vaca Muerta, tgs’s strategy has focused on being a leading company in the provision of integrated services and a key player in the energy development of Argentina and the region. Our conditioning plant in Tratayén is a groundbreaking project that contributes to this energy growth.

Distribution of the Vaca Muerta Formation in the Basin and our infrastructure

Source: Internal information

Vaca Muerta is in a relatively early stage of its development compared to shale plays in the United States and Canada. The Permian Basin is a good analogue for Vaca Muerta, with similar geological characteristics and a long history of unconventional hydrocarbon development.

According to the Argentina gas and power market outlook of June 2022, prepared by the consulting firm Wood Mackenzie, the Neuquén Basin, hand in hand with Vaca Muerta, has a really significant development potential. The development scenarios depend on the assumptions considered in relation to the production stimulus programs such as the Plan Gas.Ar, as well as the existence of demand and projected transportation infrastructure. Based on these scenarios, the natural gas production projection for the Neuquén Basin by 2040 could reach levels in the order of 150 million cubic meters per day for the base case or in the order of 200 million cubic meters per day for the higher development case, which assumes a faster development of transportation infrastructure (pipelines) and access to export markets.

Neuquén Basin. The largest natural gas basin and the major source of natural gas supply for our system is the Neuquén Basin, located in west central Argentina. Since the discovery of Vaca Muerta formation, this basin is the most prolific basins of the country accounting approximately 72% of natural gas production in the country.

Since then, the development of non-conventional gas in the Province of Neuquén has played a leading role in the increase in production of natural gas.

During 2024, natural gas production in the Neuquén Basin increased by 10% with respect to 2023, while natural gas production in the remaining Basins declined.

During 2024, natural gas production in Vaca Muerta contributed 50% of the natural gas production in Argentina with an average of 70 MMm³/d and a year-on-year increase of 20%. In this case, the four most important operators are YPF, Tecpetrol S.A. (“Tecpetrol”), Total Energies (as defined below), and Pan American Energy S.L. Fortín de Piedra, operated by Tecpetrol, was consolidated as the largest unconventional gas field in Argentina.

The TGN system also accesses the Neuquén Basin. Of the transported natural gas coming from the Neuquén Basin, approximately 65% was transported by us and approximately 35% by TGN for the year ended December 31, 2024.

Undoubtedly, the biggest challenge in this Basin, given the potential of Vaca Muerta, is to develop the appropriate infrastructure for the transportation of natural gas. In this sense, in 2018 we have carried forward the construction of the Vaca Muerta Norte and Sur gas pipeline and the Tratayén conditioning plant with its subsequent expansions. In this sense, the beginning of the GPM works is particularly important. For additional information see, “The Argentine Natural Gas Industry” above.

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

In 2022, Total Austral announced the investment of U.S.$ 700 million in Tierra del Fuego for offshore development (Fenix Project). The project involves the installation of an offshore platform and the construction of 22 miles of subsea pipelines to connect to Vega Pléyade, whose production is in decline. Expected production from the field is approximately 10 MMm3/d. This volume would represent about 8% of the country’s production. The project began to be operational in September 2024.

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

ENARGAS, which was established by the Natural Gas Law, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Law, the applicable regulations and the licenses of the privatized companies. Under the provisions of the Natural Gas Law, ENARGAS is required to be governed by a board of directors composed of five full-time directors appointed by the Executive Branch subject to confirmation by the Argentine Congress. However, from 2004 to 2007, ENARGAS was governed by three directors who were not confirmed by the Argentine Congress, and, since 2007 until January 2018, ENARGAS has been administered by an intervention inspector appointed by the Executive Branch. On January 31, 2018, the Executive Branch appointed a President for ENARGAS for a five-year term, thereby concluding the intervention period.  However, the Solidarity Law established a new intervention of ENARGAS. Thus, from March 17, 2020, to December 31, 2023, ENARGAS underwent intervention. On December 16, 2023, Decree No. 55/2023 was issued, declaring a state of emergency in the national energy sector until December 31, 2024. Among other provisions, this decree intervenes in ENARGAS from January 1, 2024, and instructs the Ministry of Energy to issue the necessary rules and procedures for the establishment of market prices for the public service of natural gas transportation. Decree No. 1023/2024 extends the state of emergency until July 9, 2025.

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

In September 2023, we submitted a request to ENARGAS for a 10-year extension of the natural gas transportation License, which is set to expire in December 2027. On June 13, 2024, ENARGAS issued a technical and legal report indicating that we have broadly fulfilled our obligations regarding the License (the “License Report”). Based on the License Report and after a non-binding public hearing as required by Section 6 of the Natural Gas Law, the ENARGAS controller may submit a recommendation to the Executive Branch, which, in turn, may issue a decree granting the 10-year extension of the License within 120 days from the date of the recommendation. This report allows the ENARGAS intervener, after the non-binding public hearing held on October 21, 2024, to issue their recommendation report to be presented to the National Executive Power, which could ultimately issue the decree granting the requested License extension. Following the presentation of ENARGAS’s recommendation, the Executive Power may issue the decree granting the License extension within 120 business days.

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

•	contract requirements, including the basis for the provision of service, e.g., “firm” or “interruptible”;

•	certain mandatory capital investments that must have been made within the first five years of the license term; and

•	applicable rates based on the type of transportation service and the area serviced.

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

In addition to the tariffs above, we are entitled to a CAU (Access and Use Charge). Since its inception in 2005, the CAU was increased, by 73.2% on May 1, 2015, and by 200.1% on April 1, 2016, by ENARGAS. We received an additional 50% and 19.7% increase in the CAU on April 1, 2018, and October 1, 2018, respectively. In 2024, we recognized revenues of Ps. 15,569 million as a result of the CAU. The first installment of the tariff increase granted by Resolution 4362 did not include any adjustment of the CAU. The 2024 Transition Agreement increase 95% on the Access and Use Charge. Given the permanent increase of operational and maintenance costs throughout the years, which might exceed the amount of the CAU, we filed a claim against the Government to obtain the adjustment of the values and ensure a fair compensation for the service it renders. Resolution 112 increased the CAU by 675% as of April 3, 2024. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.”

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

Between July 2003 and March 2018, the Company received a series of temporary tariff increases, all within the framework of the Comprehensive Tariff Review (“RTI”) process initiated after the enactment of the Public Emergency Law.

On February 16, 2016, the Executive Branch issued Decree No. 367/2016 which repealed the previous regulations governing the renegotiation process of contracts and licenses for public works and services and transferring to each ministry the responsibility to renegotiate public service contracts. Decree No. 367/2016 also conditioned the finalization of the new tariff scheme provided in the respective integral renegotiation agreement approved by the Executive Branch to completion of the RTI and provided that transitional adjustment of prices and tariffs are necessary to ensure the continuity of the normal provision of services.

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

However, Resolution 74 provided for a limitation on the full effectiveness of the tariff increase arising from the RTI process until the approvals of the 2017 Integral Agreement were completed. This meant that the tariff increase was granted in three stages on April 1, 2017 (granted 64.2% increase in natural gas transportation and no increase in CAU), December 1, 2017  (granted 80.8% increase on natural gas transportation and 29,7% increase in CAU) and April 1, 2018 (granted 50% increase in natural gas transportation and CAU). This staged increase is structured to provide the same economic benefits to us as if the increases had been fully effective since April 1, 2018.

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

Within the renegotiation process, transitory adjustments of tariffs and/or their segmentation may be foreseen, as the case may be. Likewise, it must carry out the relevant and appropriate public hearing, public consultation and citizen participation regimes, as well as give intervention to the Procuración del Tesoro de la Nación and to the Sindicatura General de la Nación. Finally, the resulting agreement must have the corresponding governmental approvals. The renegotiation process culminates with the subscription of a final agreement on the RTI. In this sense, from this resolution, successive increases were approved under various agreements between the Company and ENERGAS, which, in certain cases, resulted in the initiation of legal actions by tgs.

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

As a result of this hearing, on March 26, 2024, we entered the 2024’s Transitional Agreement with the ENARGAS, which provides for a transitional adjustment of 675% in natural gas transportation tariffs. This tariff increase came into effect on April 3, 2024, after Resolution No. 112/2024 (the “Resolution 112”) issued by the ENARGAS was published in the Official Gazette. According to Resolution 112, as from May 2024 and until the RTI process is completed, tariffs are adjusted monthly by a composite index (the “Transitional Adjustment Index”) as follows:

-	47% by the Wage Index - Registered Private Sector published by INDEC,

-	27.2% WPI, and

-	25.8% Construction Cost Index in Greater Buenos Aires - Materials chapter published by INDEC.

To this end, ENARGAS will issue the corresponding monthly resolution adjusting the tariff charts to be applied.

In addition, Resolution 112 provides that during 2024 we must execute an investment plan in the amount of Ps. 27,690 million (adjustable by the Transitional Adjustment Index). As of the date of this Annual Report, we have submitted such investment plan, which was fully executed.

On December 16, 2023, Decree No. 55/2023 was issued, declaring a state of emergency in the national energy sector until December 31, 2024, which was extended until July 9, 2025, by Decree No. 1023 on November 19, 2024. Among other provisions, this decree: (i) establishes the initiation of the RQT process, (ii) orders the intervention of ENARGAS starting January 1, 2024, and (iii) instructs the Secretariat of Energy to issue the necessary regulations and procedures for the establishment of market prices for the public natural gas transportation service. Decree No. 1023 stipulates that the implementation of the tariff schedules resulting from the tariff review initiated pursuant to Decree No. 55/2023 must not exceed July 9, 2025.

On May 9, 2024, ENARGAS informed the licensing companies of the public transport and distribution service of natural gas of the postponement of the monthly tariff adjustment corresponding to the month of May.

On June 5, 2024, ENARGAS informed us that the implementation of the tariff adjustment for June 2024 would be postponed and that the monthly adjustment methodology for the period from July to December 2024 would be replaced. According to ENARGAS, the newly increased monthly rate will be based on the expected inflation rate estimated by the Ministry of Economy for such period. Any difference between the actual inflation and the estimated inflation will be factored into the RTI calculation. If the actual inflation is higher or lower than the estimate, this difference will be reflected in the rate determined by the RTI process.

On July 1, 2024, ENARGAS notified us that, acting on the express instructions of the Argentine Ministry of Economy and the Argentine Energy Bureau, the tariff adjustment stipulated for the month of July 2024 will not be implemented and that tariff charts published in the Argentine Official Gazette on April 3, 2024, will remain in force and unchanged.

During 2024 and the period elapsed in 2025, the Company received tariff increases of 675%, 4%, 1%, 2.7%, 3.5%, 3%, 2.5%, 1.5%, and 1.7%, effective from April 3, August 1, September 2, October 1, November 4, December 4, January 1, 2025, February 1, 2025, and March 6, 2025, respectively.

Within the framework of the RQT process, on January 14, 2025, ENARGAS, through Resolution No. 16/2025, published the call for a public hearing held on February 6, 2025, with the aim of considering, among other issues, the RQT for natural gas transportation and distribution, and the methodology for periodic adjustment of natural gas transportation and distribution tariffs.

At this hearing, we presented, among other aspects, our expenditure and investment plan for the five-year period 2025-2029, the capital base, and the proposed WACC (9.98% real after taxes). Considering the tariff calculation methodology and the mentioned parameters, a tariff increases of 22.7% was requested compared to the tariffs in force as of January 2025. Additionally, alternatives for the periodic tariff adjustment methodology were presented:

•	WPI, or

•	A polynomial formula composed of information published by INDEC:

•	30% WPI,

•	40% total registered wage index, and

•	30% construction cost index for materials.

As of the date of issuance of this Annual Report, ENARGAS has not issued the corresponding resolution concluding the RQT, granting the tariff increase, and providing the framework within which the natural gas transportation activity will be developed during the five-year period 2025-2029. However, at the public hearing, ENARGAS proposed the application of a WACC rate of 7.18% real, after taxes, and a periodic tariff adjustment proposal composed of 50% CPI and  50% WPI.

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

Currently, the demand for natural gas exceeds the available transportation capacity, but as both balance out, we could face competitive scenarios with TGN based on tariff differentials.

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

Additionally, we face indirect competition from gas marketers, who purchase remaining gas transportation capacity to resell it. As gas marketers resell the remaining capacity to third parties at a lower price, greater efficiency in system utilization and a higher load factor could be achieved. We could have idle transportation capacity that industrial customers do not need to contract on a firm basis because they can purchase this capacity at the lower interruptible transportation tariff.

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

Among the works included in the program are:

•	GPM.

•	Construction of the gas pipeline between the cities of Mercedes and Cardales in the Province of Buenos Aires.

•	Expansion of NEUBA II Gas Pipeline: loops and compressor plants.

•	Reversion of the North Gas Pipeline Stages I and II.

•	Expansion of the Central West Gas Pipeline: different sections between the Neuquén and Litoral areas in the Province of Santa Fé.

•	Expansion of the final sections of gas pipelines in AMBA.

Also, the following additional works to be executed in subsequent stages are included:

•	Expansion of the transportation capacity of the Gasoducto del Noreste Argentino (GNEA) by compression increase.

•	GNEA - San Jerónimo connection from the cities of Barrancas to Desvío Arijón in the Province of Santa Fé.

•	Construction of loops and compression in Aldea Brasilera (Entrerriano Gas Pipeline).

•	Expansion of the transportation capacity of the General San Martín Gas Pipeline.

•	Execution of Stage III “Mesopotamia” of the Gas Pipeline of Northeastern Argentina (GNEA) in the Provinces of Corrientes and Misiones.

Also, by means of Decree No. 76/2022 of February 11, 2022, the concession of the GPM was granted to IEASA for a term of 35 years and the trust FONDESGAS (Fondo de Desarrollo Gasífero Argentino) was created, with IEASA as trustee and beneficiary, and BICE as trustee.

The construction of the GPM, and its complementary works, is of vital importance for the Argentine energy development and in a first stage it will connect the town of Tratayén in the Province of Neuquén with the town of Salliqueló in the Province of Buenos Aires, where it will be connected to the gas pipeline system operated by us. The second stage will consist of the construction of the gas pipeline section to San Jerónimo in the south of the Province of Santa Fé.

Notwithstanding, on June 19, 2024, we submitted the Private Initiative which seeks to replace natural gas and liquid imports each winter by using existing infrastructure, complementing the construction of Stage 2 of the GPM. The goal is to achieve the lowest cost for end users and generate savings for the Government. If approved by the Government, a bidding process will be initiated, where we will have the option to match the best offer made by a third party to the Government.

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

During 2024, 2023 and 2022, all of our Liquid sales were on our own account. Our sales of Liquids in the domestic market are regulated through the Households with Bottles Program (as defined below) of the Ministry of Energy in order to guarantee the supply at reasonable prices. For more information, see “—Regulation—Domestic market” below.

During 2024, we successfully carried out the scheduled major maintenance at the Cerri Complex. This not only guarantees the continuity of services but also allows the technological renewal of the facilities. Although, Liquids production in 2024 reached 1,051,654 tons, a decrease of 82,643 tons or 7.3%, with respect to Liquids production in 2023. During 2024, there were no production restrictions as a consequence of interruptions of natural gas requested by the governmental authorities. With respect to gas arriving at the Cerri Complex for processing, there was a slight decrease compared to 2023, this was mainly due to lower ethane deliveries to PBB as a result of decreased demand from the customer. Additionally, it can be observed that the gas arriving from the San Martín pipeline continued to decrease despite the start of production from the Fénix project, increasing the relative importance of the gas arriving from the Neuquén Basin.

In 2024, we were the second ethane producer behind MEGA, and our market share increased to more than 40% of the total ethane produced in Argentina in that year. The graphs below show our share in total propane and butane production in Argentina during 2024:

During 2024, propane and butane deliveries to the export market were operated on a spot basis, capturing opportunities associated with different market niches, which allowed for a considerable increase in the individual fixed premiums of each operation. We also continue to advance its positioning in the Brazilian market by maintaining direct maritime exports (without intermediaries) to Brazilian LPG distributors, which began in 2021.

With respect to the export of natural gasoline, during 2024, such gasoline was commercialized through a contract entered with Trafigura Pte Ltd. at the international price less a discount. The contract, for the period February 2024 – February 2026, improves the conditions of the contract in force until February 2024.

For additional information regarding Liquids price evolution during the years 2024 and 2023 see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Truck exports to neighboring countries have also grown. The countries with which we operate under this scheme are Chile, Paraguay and Brazil. Although volumes exported using this modality are much lower than exports by sea, they allow us to obtain a larger profit margin.

During 2024, we continued to market LPG through the land mode, dispatching approximately 14,389 trucks (331,751 tons) of own product, compared to approximately 15,518 trucks (379,544 tons) of own product dispatched during 2023.

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

Our Liquids Production and Commercialization segment has increased as a percentage of our total revenues from 19.0% in 2001 to 45.6% in 2024, as a consequence of the adverse change in the regulated Natural Gas Transportation segment, and the increases in the international prices of LPG and natural gasoline, which generated higher revenues primarily from exports.

In 2024, our export revenues from the Liquids Production and Commercialization segment were Ps. 284,586 million and represented 23% of our total revenues and 51% of our liquids production and commercialization revenues. Additionally, the total volume of sales from Liquids was 1,077,350 tons, and the volume of sales from Liquids exports was 411,440 tons, representing 38.2% of our total liquids sales volumes.

The annual sales of our Cerri Complex for 2024, 2023 and 2022 in tons were as follows:

	2024	2023	2022
Ethane	309,894	394,370	329,232
Propane	393,669	369,683	410,563
Butane	266,123	235,861	263,932
Natural Gasoline	107,664	129,272	125,277
Total	1,077,350	1,129,186	1,129,004

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

During 2024, within the framework of the Households with Bottles Program, a maximum reference price was determined for the members of the commercialization chain in order to guarantee the supply to low-income residential users, obliging producers to supply LPG at a determined price and within a defined quota for each of them. Initially, a compensation payment was established for the producers participating in the Households with Bottles Program, which was eliminated as of February 2019.

It is noteworthy that on January 24, 2025, the Secretariat of Energy issued Resolution No. 15/2025, which, effective from that date, eliminates the maximum sale price set for the products supplied under the Households with Bottles Program (with the export parity price published by the SE under Law No. 26.020 being the sale price limit). Additionally, although this resolution maintains the obligation for LPG producers to supply the domestic market, it eliminates the previously existing supply contributions.

Between December 31, 2023, and December 31, 2024, the price increased by 75% due to ENARGAS Resolutions 11 and 216. As of December 31, 2024, the price is $420,000/ton.

For more information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Liquids Production and Commercialization Segment—.”

In addition, we sold propane under the Propane for Networks Agreement which was signed between the Government and producers of LPG, including us, in 2003, we have complied with our commitments under that agreement. Pursuant to the Propane for Networks Agreement, which has been extended several times, the Ministry of Energy fixed prices and procedures by which it compensates participating companies. The compensation received is calculated as the difference between the sales price established for the domestic market and the LPG export parity price published monthly by the Ministry of Energy. The compensation is calculated on a monthly basis. According to the Propane for Networks Agreements in effect during the year 2024, the Secretary of Energy committed to pay the compensation through fiscal credit certificates which could be used to cancel export duties payable from hydrocarbon exports. Not until very recently, on April 10, 2024, the ARCA (formerly AFIP) issued Resolution N° 5498 establishing the procedure which enables to apply the fiscal credit certificates accrued during the year 2023 under the Networks Agreement to cancel export duties payable from hydrocarbon exports.

The Propane for Networks Agreement, which served as a framework for the marketing of the products stipulated therein, has been extended several times. The latest extension was in force until December 31, 2024. However, on February 15th, 2024, through Note NO-2024-16352944-APN-SE#MEC from the current Secretary of Energy we were instructed to continue providing to the domestic market undiluted propane until a new Propane for Networks Agreement enter into effect. On March 27, 2024, the Secretary of Energy updated the price we receive for deliveries of undiluted propane from the distribution companies and fixed it in 25% of the export parity price published by the Secretary of Energy in effect the 20th day of the month prior to the approval of the new tariffs defined by the ENARGAS for each distribution company. On April 3, 2024 such new tariffs were published in the Official Gazette and, therefore, since such date the new price for undilute propane applies.

On November 29, 2024, the SE and producers signed a new agreement for the period January 1, 2024 to December 31, 2024 which was ratified by decree No. 183/2025 dated March 12, 2025. However, on January 31, 2025, through Note NO-2025-11082035-APN-DGL#MEC from the current Secretary of Energy we were instructed to continue providing to the domestic market undiluted propane until a new Propane for Networks Agreement enter into effect. We are not yet aware of the terms and conditions the Secretary of Energy will propose for the extension or execution of a new Propane for Networks Agreement during the year 2025.

The Government compensates us for our participation in the Propane for Networks Agreement. As of December 31, 2024, we had Ps. 10,882 million in receivables as fiscal against the Government in connection with the Propane for Networks Agreement, which we will commence shortly to use them to compensate the export duties payable for our exports.

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

During fiscal year ended December 31, 2024, the withholding tax rate reached the maximum amount of 8%.

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

Midstream Services

Under our Midstream business segment, we provide midstream integral solutions related to natural gas production, from the wellhead up to the transportation systems. The services comprise gas gathering, compression and treatment, as well as construction, operation and maintenance of plants and pipelines, which are generally rendered to natural gas and oil producers at the wellhead. Our portfolio of midstream customers also includes distribution companies, big industrial users, power plants and refineries. Our midstream activities also include the separation and removal of impurities such as water, carbon dioxide and sulfur from the natural gas stream, and steam generation for electricity production. Small diameter pipes from the wellheads form a network, or gathering system, carrying the gas stream to larger pipelines where field compression is sometimes needed to inject the gas into our large diameter gas pipelines. The services are tailored to fit the particular needs of each customer in technical, economic and financial matters.

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

The construction of a catchment and gathering pipeline and a natural gas conditioning plant in the Vaca Muerta field allows us to gather non-conventional gas from the Neuquén Basin and subsequently inject it into the main gas pipeline systems, ensuring its supply to all of Argentina’s regions. This project means a significant improvement in our role in the natural gas development of Argentina and is part of our growth strategy.

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

As a consequence of the increase in natural gas production levels registered in the Neuquén basin, we have recorded increasing levels of utilization of our midstream facilities; this is mainly evident in the Vaca Muerta System, which started 2021 gathering and treating flows of around 3.5 MMm3/d at the Tratayén Plant and ended year 2024 with flows of around 28 MMm3/d. To cope with this flow growth several expansion projects were carried out at the Tratayén Plant:

•
In year 2020 the first expansion project was approved, increasing the plant total gas conditioning capacity up to 7.7MM m3/d. These works, completed in September 2021, involved the installation of a new slug catcher and a new stabilizing column.

•
In year 2021 the installation of two Joule Thomson gas conditioning plants was approved. These works, finalized in 2023, increased total gas conditioning capacity to 14.5MM m3/d. This project involved an estimated investment of U.S.$32 million.

•
The third expansion stage, finished in October 2024 and February 2025, consisted of the installation of two gas processing plants (6.6 MMm3/d capacity each, cryogenic technology in both cases). These two plants are operated in gas conditioning mode until conditions make possible to develop a gas processing project in Tratayén Plant. With the addition of these plants the total gas condition capacity will grow up to 28MM m3/d. Total estimated investment for this expansion is U.S.$360 million.

This project will continue to improve the profitability of the investment made by us and generate business opportunities by providing security in the evacuation of natural gas volumes, such as the ones committed by producers under the Plan Gas.Ar.

Additionally, in August 2023 the construction work to extend the gas pipeline gathering network of the Vaca Muerta System was completed. With an investment of approximately U.S.$ 60 million, this 32 kms long pipeline extends from the Los Toldos I Sur area to El Trapial (Vaca Muerta Northern Section); the commissioning of this pipeline enables the current configuration of our intake system, with a total length of 183 km.

This effort was accompanied by the negotiation and closing of new service contracts (transportation and conditioning) with Tecpetrol, Pluspetrol, Vista, YPF, Pampa Energía and Chevron.

As for the Río Neuquén Plant, year 2024 showed steady levels of incoming natural gas flows which contributed to maintain the solid financial performance of this operation. According to conversations with YPF (main client for this operation) there might be growth opportunities for this plant in the near future; it will depend on tgs’ ability to provide competitive plant expansion solutions that allow YPF to increase gas inflows, the opportunity to capture and capitalize this opportunity.

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

With respect to the telecommunications services provided by Telcosur, during the year 2024, agreements were reached that allowed increasing the capacity sold and consolidating the Company’s operations.

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

The following is a summary diagram of our subsidiaries (Telcosur) and affiliates as of December 31, 2024, including information about ownership and location:

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

We transport natural gas through four major pipeline segments: General San Martín, Neuba I Gas Pipeline, Neuba II Gas Pipeline and Loop Sur Gas Pipeline, as well as several smaller natural gas pipelines. Information with respect to certain aspects of our main natural gas pipelines as of December 31, 2024, is set out in the table below:

Major Pipeline	Length (miles)	Diameter (inches)	Maximum Pressure (pound/inch)	Compressor Units	Operative Compressor Plants	HP Output
General San Martín	2,853	24/30	853/995	59	17	512,800
Neuba I/Loop Sur	732	24/30	853	14	5	57,800
Neuba II	1,235	30/36	975/995	21	7	194,000
Other (1)	926	Various	Various	6	3	7,500
Total	5,746			100	32	772,100

(1)	Includes 247 miles of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 274 miles, and the Chelforó-Conesa pipeline and other minor pipelines.

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

Neuba II Gas Pipeline. Our newest natural gas pipeline, Neuba II Gas Pipeline, was built in 1988 and is our second pipeline serving the Neuquén Basin. Neuba II Gas Pipeline was expanded four times between 1996 and 2000, and again in 2008. Neuba II Gas Pipeline begins at YPF’s Loma de la Lata gas treatment plant in the western portion of the basin and runs through the Provinces of Neuquén, Río Negro, La Pampa and Buenos Aires (through the Cerri Complex), up to its terminal station located at Ezeiza just outside of Buenos Aires. Neuba II Gas Pipeline is a principal source of natural gas for the Federal District and the greater Buenos Aires area. In 2008, this pipeline was expanded as a part of the Second Expansion, resulting in the construction of 153 miles of natural gas pipeline.

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

Midstream

As part of this business segment, we provide services related to natural gas including treatment, gathering and compression. As of the date of issuance of this Annual Report, total compression capacity of our plants Plaza Huincul, Río Neuquén and El Chourron was 34,790 HP. Treatment services are provided by plants located in Plaza Huincul and Río Neuquen with a total capacity of 5.9 MMm3/d. Finally, conditioning services are provided Tratayén plant amounted to 28MMm3/d as of the date of issuance of this Annual Report.

Our assets in Vaca Muerta allowed us to provide solutions to our clients. Through the development of the Vaca Muerta System, which consists of two pipeline sections totaling 183 km and a natural gas conditioning plant located in Tratayén, connected to the main pipelines operated by us (Neuba I and Neuba II), TGN (Central Oeste), and GPM. This Project executed since 2028 will be pivotal in the development of Vaca Muerta natural gas reserves. The execution of these works demanded great commitment from our team and compliance with all the terms agreed with our customers.

This pipeline system goes through several hydrocarbon fields, including Bajada de Añelo, La Calera, Bandurria Sur, Fortín de Piedra, El Mangrullo, Aguada Pichana Este, Rincón la Ceniza, El Trapial, Los Toldos I Sur and Pampa de las Yeguas I and II.

In November 2024 and February 2025, we commissioned additional investments that allow us to expand our natural gas conditioning capacity and increase our role in the Vaca Muerta development, including the installation of the Propak Plant to be operated in gas conditioning mode until we are able to develop a natural gas processing project in the Tratayén Plant. The Propak Plants may be converted to allow processing of natural gas in the future, and they increased our conditioning capacity by 6.6 MMm3/day for each Propak Plant. With the addition of the Propak Plants, our total gas conditioning capacity increased up to 28MMm3/d since February 2025. The total estimated investment for this expansion was U.S.$360 million.

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

In 2024 we continue to work on the ESG Strategic Plan (Environmental, Social and Governance) in which we prioritize these three thematic axes and lines of action that will guide our purpose in this area. Focused on our mission and the role we seek to play in the communities where we do business, the general objectives of our ESG Plan are as follows:

Environment

In 2024 we are working on the strategic environmental plan (2022 - 2026) in which we integrate the environment in all phases of business processes, from strategic decision making to risk and opportunity management, planning, design and execution of activities. This plan comprises the following strategic axes and action plans and programs:

Climate change mitigation and adaptation

Our strategic environmental plan includes the goal of reducing methane emissions by 50% by 2030 (taking as a base year the emissions generated in 2021). With this in mind, we have implemented a comprehensive emissions action plan that includes the investments, improvements and best practices necessary to achieve this goal. To this end, we implemented the following actions:

•
To optimize the emissions inventory, we conducted a gap analysis of our inventory with the ISO 14064-1 standard (Carbon Footprint Management System). The gap analysis conducted in 2023 with the ISO 14064-1: 2018 Standard (Carbon Footprint Management System) allowed us to develop a plan to incorporate the recommendations that emerged. For this purpose, in 2024, we issued an internal procedure for the management and control of the inventory of greenhouse gas (GHG) emissions, generated directly and indirectly by TGS activities. Additionally, we reviewed our emissions inventory, also incorporating non-relevant emissions, adjusting chromatographies, and adapting the global warming potential factors according to the latest report from the Intergovernmental Panel on Climate Change (“IPCC”).

In 2024, we continued to advance with the plan to incorporate scope 3 emissions into our emissions inventory (which come from the value chain and are not under our control), according to the prioritization of potential sources of indirect emissions studied in 2023.

•
Development of the Comprehensive Investment Plan: Within the framework of the RQT 2025-2029 process, a five-year Comprehensive Investment Plan was developed, with one of its fundamental pillars being the reduction of emissions through technological upgrades of facilities and the continuous search for new technologies. The plan focuses on acquiring assets and plans that allow for the efficient detection, reduction, and measurement of gas emission sources from our natural gas transportation segment facilities.

Additionally, we reviewed internal procedures in Emissions Management, driven by one of our facilities (the Garayalde Compressor Plant), which aims to standardize the process of estimating and quantifying venting from the facility and extrapolate it to the rest of the compressor plants through internal training.

•
Climate Risk Assessment: In 2024, we conducted a study to identify the climate risks faced by us, initiating the approach to this globally relevant issue. In this initial phase, we managed to evaluate the climate risks the company faces, to then continue in 2025 with the development of a strategy to manage these risks through adaptation and business continuity.

As part of this process, we consolidated a document with the historical record of extreme weather events that impacted our facilities. This tool allows us to minimize uncertainties associated with the likelihood of extreme weather events occurring.

For the climate risk assessment, climate projection models (Climate Change Risk Map System (SIMARCC) - RCP 4.5 Near Future Scenario 2015-2039) were used, following the recommendations of the Argentine Climate Change Directorate. Climate threats for future scenarios were identified, and a qualitative assessment of the climate risk to our facilities was conducted using a scientifically-based methodology. With the results of the climate threat matrix by facility, a plan to strengthen our Climate Resilience will be consolidated, including preventive measures such as response and recovery plans for extreme weather events. This will reduce vulnerability to identified risks, protecting both our employees and infrastructure, and ensuring operational continuity.

•
Energy Management: We are advancing energy, and at TGS, we are genuinely interested in the efficient use of energy. Part of the natural gas we transport is used as energy for our compressors and combustion processes in the transportation business. Therefore, we must be efficient in using this non-renewable natural resource. Additionally, we use it as fuel for electric motor generators that produce electricity. In certain facilities, we complement self-generation with electricity from external sources. We have meters and know our consumption. Through our energy matrix, we can visualize and identify trends to find improvement opportunities.

In 2024, we conducted a gap analysis with the ISO 50001:2018 Standard (Energy Management System) to implement an energy management system for us. With this report, we can define the initial state concerning the reference standard, then develop the action plan and work on the necessary measures for its formation in the coming years. We have held internal meetings to determine the processes needed to comply with each requirement of the standard. We have taken the first steps in this direction, convinced of the importance for our organization to have an energy management system and improve our energy performance.

Aware of the importance of generating collaborative opportunities between companies and universities that contribute knowledge and innovative ideas, providing the possibility of generating new solutions, in 2024, we worked with the National University of the Center of the Province of Buenos Aires (UNICEN) to conduct a detailed energy review, following the general guidelines and requirements of the ISO 50001 Standard, for the Olavarría Compressor Plant, located in the province of Buenos Aires. With this report, we precisely understood our consumption and identified necessary improvements and actions to focus on in this process.

•
Biodiversity and Afforestation Management: Since 2023, we have had a Biodiversity and Afforestation Policy, demonstrating our commitment to these key environmental protection issues. In 2024, we achieved 100% baseline afforestation for all our facilities, allowing them to advance with their afforestation plans. The goal of this plan, in addition to generating benefits such as carbon sequestration, is to improve site biodiversity, nutrient cycling, soil, property water dynamics, climate protection, and landscape composition.

Additionally, in 2024, we issued an internal biodiversity and afforestation management procedure with basic guidelines to address this issue. As a management tool, we identified existing protected areas in the provinces where we operate, to monitor and promote the conservation of natural ecosystems. To this end, we advanced with the creation of an application within our geographic information system, called the “Environmental Map of Protected Areas,” where protected areas (public and private), native forest zoning areas, and biosphere reserves that our facilities (pipelines, valves, cathodic protection units, measurement points, scraper traps, compressor plants, and operational bases) have or could have influence due to overlap or proximity can be visualized.

This information is available to the entire company. Additionally, areas where species listed on the IUCN Red List and national conservation lists by extinction risk level that coincide with our operating area were incorporated. This content will help us identify where our activities pose a threat to at-risk plant and animal species. Identifying these threats will allow us to take the necessary steps to prevent harm and avoid species extinction.

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

Changes in the social context gave rise to the need of addressing diversity, inclusion and free of violence spaces. This year we set up the Committee of Diversity and Inclusion, which raised awareness of the topic throughout the whole organization. We started with the design of an activity under the framework of Women’s Month and later a parenting workshop. After that, we conducted two awareness meetings on topics related to diversity, inclusion, violence, discrimination and harassment at the workplace with the participation of our Management Committee, Human Resources and Institutional Relations. These are clear steps towards organizational changes leading to actual inclusion.

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

Governance

In May 2024, we presented our Sustainability Report 2023, which brings together the environmental, social and economic indicators of its management, based on the prioritization of the Sustainable Development Goals (SDGs), in line with the principles established by the United Nations. The 2023 Sustainability Report uses the sustainability guidelines of reference worldwide, such as the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB).

On the other hand, in 2024 risk management was included as a key issue in the ESG Strategic Plan defined by us, aiming to implement the respective action plan during 2024.

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

This Operating and Financial Review and Prospects discussion contains forward-looking statements that involve certain risks, uncertainties and assumptions. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “will likely result,” “intend,” “projection,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” “plan” or other similar words. Our actual results may differ materially from those identified in these forward-looking statements. For more information on forward-looking statements, see “Cautionary Statement Regarding Forward-Looking Statements.” In addition, for a discussion of important factors, including, but not limited to, our tariffs on the Natural Gas Transportation segment and other factors that could cause actual results to differ materially from the results referred to in the forward-looking statements, see “Item 3. Key Information—D. Risk Factors.”

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2024, 2023 and 2022 relate to the fiscal years ended December 31, 2024, 2023 and 2022, respectively.

We maintain our accounting books and records in Argentine pesos. Our Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 have been prepared in accordance with the accounting policies based on IFRS Accounting Standards.

Our management concluded that Argentina is a hyperinflationary economy in terms of IAS 29, effective as of July 1, 2018. As a result, (i) our audited consolidated statements of financial position as of December 31, 2024, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the year ended December 31, 2024, included elsewhere in this Annual Report have been prepared using hyperinflation accounting in accordance with IAS 29, and (ii) our audited consolidated statements of financial position as of December 31, 2023, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the years ended December 31, 2023 and 2022, included elsewhere in this Annual Report have been restated to Current Currency in accordance with IAS 29 for comparative purposes. Thus, the Financial Statements and the financial information included in this Annual Report for all the periods reported are presented on the basis of current pesos as of December 31, 2024.

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

On March 26, 2024, tgs entered the 2024 Transitory Agreement with ENARGAS, which outlined a transitory adjustment of 675% in natural gas transportation tariffs.

Also, on July 1, ENARGAS again informed the Company of the postponement of the monthly tariff increase, this time corresponding to the month of July, maintaining the tariff charts in effect as from April 3, 2024.

Therefore, throughout 2024 and the period elapsed in 2025, we received tariff increases of 675%, 4%, 1%, 2,7%, 3,5%, 3%, 2,5%, 1,5% and 1.7% effective as from April 3, August 1, September 2, October 1, November 4, December 4 of 2024, January 1, February 1 and March 6 of 2025, respectively.

For additional information see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation.”

Production and commercialization of Liquids

Our production and commercialization of liquids operations generate revenues from the sale of propane, butane, ethane and natural gasoline, in the local and international markets. Regarding propane and butane, during 2024, we sold in the local market we sell our production mainly under the programs stated by the Government.

We also provide certain related services comprising reception, storage and dispatch of the liquids from the facilities located in Puerto Galván.

For additional information see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

Midstream

The services included in the Midstream segment consist mainly in: (i) natural gas transportation and conditioning services in Vaca Muerta, (ii) treatment, removal of impurities and natural gas compression, including the collection and transport of natural gas, (iii) inspection and maintenance of pipelines and compressor plants, (iv) services of steam generation for electricity production and management services for expansion works and steam generation to produce electricity.

Telecommunications

Our telecommunications services are derived from the sale of our capacity to customers.

Macroeconomic conditions and inflation

As we are an Argentine corporation (sociedad anónima) and all our operations and assets are located in Argentina, we are affected by general economic conditions in the country, such as demand for natural gas, inflation and fluctuations in currency exchange rates. Moreover, as a provider of a public service and producer of hydrocarbons, the prices of our services and products are subject to significant intervention by the Government. These factors affect our operating costs and revenues.

For the year ended December 31, 2024, 46% and 36% of our revenues were attributable to our Liquids Production and Commercialization segment and to our Natural Gas Transportation business segment, respectively.

The following table sets forth, for the years indicated, the variation of key macroeconomic indicators in Argentina during the years specified below, as reported by official sources.

	2024	2023	2022
WPI (in %)	67.1	276.4	94.8
CPI (in %)	117.8	211.4	94.8
Devaluation of pesos vs. dollar (in %)	27.7	356.3	72.5
Real GDP (pesos of 2004) (% change)	(1.7)	(1.6)	5.2
Industrial production (% change)	(9.4)	(1.8)	4.3
Transportation services tariffs increase	791.0	95.0	60.0

Source: INDEC and Banco Nación.

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

During the past five years CPI, measured by INDEC, has remained high in Argentina. During 2019, the Argentine government adopted measures intended to control inflation, which contributed to a deep recession. Despite these efforts, inflation in Argentina continued to rise, particularly since 2020 and because of the measures taken by the government to contain the population during the COVID. Considering the CPI, inflation was 117.8%, 211.4%, 94.8%, 50.9%, and 36.1% in the years ended December 31, 2024, 2023, 2022, 2021 and 2020, respectively. This past year showed a significant slowdown compared to 2023, attributed to the economic policies implemented by President Javier Milei since he took office in December 2023. These measures included a drastic reduction in public spending, elimination of subsidies, and structural reforms, which managed to reduce the monthly inflation rate from 25.5% in December 2023 to 2.7% in December 2024.

In March 2025, the INDEC published the CPI which rose to 3.7%, 55.9% when measured year-on-year.

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

As of the IAS 29 transition date (January 1, 2016), we applied the following rules to express the shareholders’ equity accounts in the currency unit as of December 31, 2024:

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

Because Natural Gas Transportation business segment sales represented 36% of our total revenues during the year 2024, and are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our tariffs would decrease our revenues in real terms and adversely affect our results of operations.

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

Since December 31, 2020, the accumulated variation of the CPI exceeds the threshold set for the application of the income tax inflation adjustment. For the year 2024, we recorded a loss of Ps. 38.362 million in our Income Tax line item of our Statement of Comprehensive Income regarding the application of the above-mentioned tax inflation adjustment.

Economic situation and outlook

The Company operates in a complex economic context whose main variables have recently had strong volatility as a result of political and economic events at the national level.

On December 10, 2023, a new administration led by Javier Milei in the Executive Branch (“PEN”, according to its initials in Spanish) took office, signaling a sharp turn from the road pursued by the country in the previous years in terms of economy, politics, and international policies. Given the unfavorable macroeconomic conditions as well as the uncertain governability of the new administration, upon taking office the new government adopted a set of measures under the framework of an emergency scheme. The emergency measures targeted the elimination of the fiscal deficit (via a strong fiscal adjustment), zero monetary issuance by the Central Bank to achieve an ensuing drop in inflation and the readjustment of relative prices, particularly of the public utilities’ fees.

Along with these measures, the government issued a set of reforms, among which we can point out at the Argentine state deregulation decree, the fiscal law, and probably the most relevant of all: the submittal of the Law of Bases to the Congress. After six months of debate in Congress, on June 28 2024 the Chamber of Deputies gave green light to the definite text of the Law of Bases, which had formerly obtained half approval from the Senate. Among other issues, the mentioned bill includes:

•	The declaration of a public emergency in administrative, economic, financial and energy matters for the term of one year.
•	Amendments in the calculation of income taxes for individuals, the self-employment tax regime, personal assets and money laundering.
•	The approval of the privatization, whether total or partial, of certain companies and partnerships fully or partially owned by the National Government.
•
The creation of an Incentive Regime for Large Investments (“RIGI”, for its acronym in Spanish) for projects that meet certain conditions. RIGI grants some fiscal, custom and exchange benefits with the aim of encouraging private investment.

•	Amendments to the labor and retirement regime
•	Amendments to Natural Gas Law N° 24,076 to, among other issues, allow the extension of the license for an additional term of 20 years (versus the ten years of extension originally stipulated).
•	Amendments to the Hydrocarbons Law N° 17,319 to provide legal security to the energy development of Argentina and ensure free commerce and competition.

The Law of Bases has been disputed by several sectors of the economy and the political spectrum and has even been challenged at court. Despite that, the current administration considers it of the utmost importance for the country’s restructuring and economic and institutional recovery.

Although some of the reforms proposed by the Law of Bases have already been regulated and implemented, others are going through their regulation and legislative discussion processes. Therefore, as of the date of the issuance of this Annual Report it is not possible to foresee the impact that the Law of Bases and the fiscal package might have on the results, financial condition and cash flows of the Company.

Among the main 2024 macroeconomic variables, it is worth pointing out at:

•
The CPI recorded in 2024 was of 117.8%, whereas it had been of 211.4% in 2023. As soon as the new administration’s took office on December 10, 2023, it raised the official exchange rate from Ps. 366 to Ps. 800 and December 2023 monthly inflation recorded a 25.5% variation, the highest in the last 3 decades. In 2024, after recording increases of 20.6%, 13.2% and 11% for the first 3 months of the year, inflation rates started to slow down to hit 2.4% in November, the lowest rate in 3 years.

The WPI for the year 2024 was at 67.1%, compared to the accumulation of 276.4% recorded in the year 2023.

•
After the abrupt devaluation of the Argentine peso on December 13, 2023 mentioned above, the Argentine government defined a path of a stable 2% monthly devaluation with regard to the US dollar (1% since February 2025). According to BNA, the exchange rate closed the year 2024 at Ps. 1,032.00 per each US dollar, whereas as of December 31, 2023 the exchange rate had been at Ps. 808.45 (representing an increase of around 27.7%, below inflation measured by the CPI). Regarding the exchange rate gap, upon the new administration’s coming to office, it was above 150% whereas at the closing of the year 2024 it had decreased to roughly 18%.

•
The country risk premium paid by Argentine debt, measured by the Emerging Markets Bonds Index (EMBI+) prepared by JP Morgan, had been around 1,906 points as of December 31, 2023 whereas by December 31, 2024 it had dropped to 635 points. Due to Argentina and global volatility EMBI+ increased around to 816 points as of 31 March 2025.

•
Economic activity: GDP fell by 2.1% in the third quarter of 2024. On the other hand, in December 2024 the Monthly Estimate of Economic Activity (“EMAE”, according to its initials in Spanish) recorded a year-on-year increase of 5.5%. Throughout the 2024, this indicator’s behavior was uneven and heterogeneous, depending on each economic sector. Whereas energy (favored by the development of Vaca Muerta) and mining showed the most significant increases, construction, industry and commerce fell on a year-on-year comparison.

•
The Salary Index as of December 2024 recorded a year-on-year increase of 145.5%. It is worth underlining the unevenness of the salary evolution of private workers compared to state employees and unregistered workers. Something similar happened to the unemployment rate, which rose to 6.9% in the third quarter of 2024.

•
BCRA reserves remained under pressure despite the growing restrictions in the access to the exchange market. As of December 31, 2024, net reserves reached US$ 29,612 million, from US$ 23,073 million recorded in December 2023.

•
The trade balance of 2024 recorded a US$ 18,899 surplus, whereas it had showed a deficit of US$ 6,926 million in 2023. This was mainly driven by an increase in exports in the agricultural and energy sectors and a drop in imports.

•
Since their first month of administration, the government of Javier Milei has managed to reverse the fiscal deficit, reaching a primary and financial surplus for the first time in 14 years. The financial surplus of Ps. 1.8 billion was equivalent to 0.3% of the GDP. On the other hand, the primary surplus rose to 1.8% of the GDP. This was attributable to a 27% decrease in primary expenses.

On April 11, 2025, the Government announced the launch of the next phase of its macroeconomic plan, which includes, among other measures: (i) allowing the exchange rate of the U.S. dollar in the official foreign exchange market (MULC) to fluctuate within a moving band between ARS 1,000 and ARS 1,400, with the band limits widening at a monthly rate of 1%; (ii) eliminating the “dólar blend” mechanism, lifting foreign exchange restrictions for individuals, allowing profit distributions to foreign shareholders starting from fiscal years beginning in 2025, and relaxing deadlines for foreign trade payments; and (iii) reinforcing the nominal anchor by enhancing the monetary policy framework, under which the Central Bank will not issue pesos to finance the fiscal deficit or to remunerate its monetary liabilities.

The outlook for 2025 is challenging, as the political arena will witness an electoral year with October legislative elections to renew part of the Chamber of Deputies and Senators in the National Congress. The government’s challenge will lie in its capacity to maintain the fiscal surplus and thus keep attracting investors’ trust, consolidate the improvement in economic variables and at the same time achieve a recovery in the economic activity to consolidate growth. The volatility of the Argentine economy and the measures adopted by the government have had, and are expected to continue having, a significant impact on our result of operations and financial situation.

The restructuring of the global geopolitical context and order, combined with changes in Argentina’s political and macroeconomic framework, creates a dynamic of significant transformations in the overall business climate, particularly in the energy sector.

The restructuring of the economy and changes in global perception of the country, combined with the development of Vaca Muerta and the consequent reconfiguration of the oil and gas industry due to the focus on unconventional resources with the need to rebuild transportation and energy infrastructure, create a dynamic environment with abundant opportunities.

The Management of the Company is permanently monitoring the evolution of the variables that may have impact on our business, in order to outline business plans and identify the possible impacts on tgs financial condition. The present Annual Report must be read in light of the circumstances mentioned above.

While our business continued growing in 2024, our operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina.”

Management review of 2024 and outlook

Review

Devaluation of the Argentine peso against the U.S. dollar during 2024, from Ps. 808.45 to Ps. 1,032.00 (27.7%), against a 356% devaluation for the year 2023 against 2022.Although inflation, measured by the CPI, decreased significantly during 2024 compared to 2023, it has had a negative impact on our costs and profitability. This impact has been mitigated by the tariff increase in the natural gas transportation segment according to the 2024 Transitional Agreement.

During 2024, our financial position has remained stable and, as discussed in “B. Liquidity and capital resources”, cash flow from operations has been sufficient to finance our capital expenditures for 2024. Additionally, with a focus on prudent management of our capital structure and preserving our financial position, on July 24, 2024, we issuance the 2031 Notes, with a nominal value of US$ 490,000,000, we canceled all of the 2018 Notes that were due in May 2025.

Although during 2024 the exchange restrictions have been gradually relaxed, during 2024 we incurred new indebtedness with well-known financial institutions of Ps. 65,800 million (US$ 55.7 million) and repaid Ps. 106,598 million (US$ 90.5 million) in order to cancel goods and services imports. For additional information regarding the new indebtedness incurred during 2024 see “B. Liquidity and capital resources. Description of indebtedness” below.

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

In addition to the above-mentioned respect of the impact of the devaluation of the Argentine peso on our foreign currency liability position, as of December 31, 2024, there have not been material changes to our Statement of Financial Position compared to December 31, 2023.

For further information, see “Discussion of results of operations for the years ended December 31, 2024 and 2023” below.

Outlook and other material events that may impact in our financial condition

Since April 3, 2024, we received a transitional tariff increase of 675% and a monthly increase calculated in accordance with the Transitional Adjustment Index. In 2025, we expect to conclude negotiating with ENARGAS the tariffs adjustments under the RQT process that will allow us to obtain a fair and reasonable tariff. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Tariff Situation” for more information.

Regarding the Liquids Production and Commercialization segment, the global inflationary context and increase in NGL costs, are expected to increase the volatility in international reference prices. Additionally, as a result of the increase in sea freight costs, the prices at which our products are exported are foreseen to be subject to reduced margins, which could negatively impact the operating margins of the Liquids business segment. This situation would be offset by better prices for gas acquired as RTP.

On March 7, 2025, unprecedented heavy rains—without any statistical precedent in the last 100 years—fell on the city of Bahía Blanca and surrounding areas, causing widespread flooding across urban and adjacent regions (the “Event”).

The Event caused the Saladillo García stream to overflow, flooding the Cerri Complex, which resulted in the paralysis of liquids production and partially affected natural gas transportation services. It is also worth noting that the external electric distribution system, as well as the electric generation and distribution facilities of the installation, were impacted.

On March 24, 2025, the natural gas transportation service was restored with no significant impact in the natural gas transportation revenues.

Regarding the Cerri Complex, as previously mentioned, Liquids production has been interrupted between March 7, 2025 and the issuance date of these consolidated financial statements. A gradual resumption of operations and production may be possible in the coming days, depending on the resolution of infrastructure issues. TGS is carrying out cleanup efforts and prioritizing getting the plant back to full operation as soon as possible.

The Company is currently assessing the full impact of these events and implementing measures to minimize disruption. Based on the current state of recovery efforts and the damages, for the three-month period ended March 31, 2025, the Company has recorded a loss of Ps. 14,058,433, corresponding to expenses related to the event and impairment charges for materials and other property, plant, and equipment. At this stage, the final cost of the event has not yet been determined. For reference, January to March daily production of liquids average amounts to approximately 3,400 tons.

Subject to the terms and conditions of the policies and any applicable sub-limits, the Company has property damage and business interruption insurance coverage. The property damage deductible is US$1 million, and the business interruption coverage includes a 60-day waiting period for Liquids Production and Commercialization business segment. As of the date of issuance of these consolidated financial statements, the Company is negotiating with insurers; these negotiations are still at a preliminary stage, so the ultimate amount and timing of insurance proceeds have not been determined yet.

Additionally, Argentina’s macroeconomic challenges, along with the global geopolitical situation, could pose significant challenges for the realization of our investment projects, obtaining sources of financing, and the prices of goods and services we acquire for operations.

To prepare for our long-term growth, we expect to continue focusing on Vaca Muerta and exploring alternatives that will allow us to profit from our investments and to increase our portfolio of services.

New accounting pronouncements adopted after January 1, 2024, and pronouncements not yet effective as of December 31, 2024

For more information, see Note 4.a New IFRS accounting standards to our Financial Statements.

Discussion of Results of Operations for the Years Ended December 31, 2024 and 2023

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2024 and 2023, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,
	2024	2023	Variation	Percentage of change
	(In millions of pesos)
Revenues	1,219,766	986,053	233,714	23.7
Net costs of sales	(575,240)	(620,073)	44,833	(7,2)
Gross profit	644,526	365,980	278,546	76.1
Administrative and selling expenses	(124,667)	(110,770)	(13,897)	12.5
Reversal of Impairment of PPE	39,625	-	39,625	n/a
Other operating results	815	(1,652)	2,468	(149.3)
Operating profit	560,299	253,558	306,742	121.0
Net financial results	21,560	(158,490)	180,050	(113.6)
Share of profit / (loss) from associates	244	(66)	310	(468.3)
Income tax expense	(211,939)	(43,788)	(168,152)	384.0
Total comprehensive income for the year	370,163	51,214	318,950	622.8

Year 2024 Compared to Year 2023

Total comprehensive income

For the year ended December 31, 2024, we reported a total net income and a total comprehensive income of Ps. 370,163 million, which represents a Ps. 318,950 million increase compared to the total comprehensive income of Ps. 51,214 million reported in 2023.

The material factors affecting total comprehensive income were as follows:

•
Revenues to third-parties reached Ps. 1,219,766 million in 2024, which represents a Ps. 233,714 million increase compared to the 2023 fiscal year. This increase was mainly due to higher in the Natural Gas Transportation business segments revenues of Ps. 225,426 million. For more information see Item 5. Operating and Financial Review and Prospects —A. Operating Results—Regulated Natural Gas Transportation Segment and Liquids Production and Commercialization.”

•
Net cost of sales, including depreciation of PPE, reached Ps. 575,240 million in 2024, which represents a Ps. 44,833 million decrease compared to the 2023 fiscal year. This decrease was mainly due to Ps. 73,233 million reduction in the cost of natural gas processed in the Cerri Complex (mainly due a decrease in price, measured in current pesos). These effects were partially offset by an increase in the labor cost by Ps. 4,981 million, PPE maintenance by Ps. 11,213 million and technical operator assistance fee by Ps. 13,169 million.

•
Administrative and selling expenses were Ps. 124,667 million in 2024, which represents a Ps. 13,897 million increase compared to the 2023 fiscal year. This increase was mainly due to higher tax on exports and turnover tax by Ps. 11,666 million, and professional services fees by Ps. 3,593 million. These effects were partially offset, principally, by a decrease in depreciation of PPE by Ps. 2,787 million.

During 2024, subsidies increased by Ps. 699 million, this mainly driven by the increase in international prices. For more information see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

Net cost of sales for the years ended on December 31, 2024 and 2023, represented 47.2% and 62.9%, respectively, of revenues reported in the corresponding year.

Administrative and selling expenses for the years ended on December 31, 2024 and 2023, represented 10.2% and 11.2%, respectively, of net revenues reported in the corresponding year.

Share of profit / (loss) from associates

For the year ended December 31, 2024, we recorded a profit from our investment in associates of Ps. 244 million, compared to the loss of Ps. 66 million recorded in 2023.

Net Financial Results

In accordance with IAS 29 we presented the financial results in gross terms considering the effects of the change in the currency purchasing power in a single separate line (“Gain on monetary position”). Gains and losses from monetary positions represent the effects of inflation on our monetary liabilities and assets, respectively.

Net financial results for the years ended December 31, 2024 and 2023, are as follows:

	Year ended December 31,
	2024	2023
	(in millions of pesos)
Financial income
Interest income	23,245	52,676
Foreign exchange gain	92,951	588,432
Subtotal	116,195	641,108
Financial expenses
Interest expense	(55,710)	(53,630)
Foreign exchange loss	(151,769)	(1,043,252)
Subtotal	(207,480)	(1,096,882)
Other financial results
Fair value gain on financial instruments through profit and loss	179,618	426,400
Other financial charges	(17,367)	(6,035)
Subtotal	162,251	420,365
Loss on monetary position	(49,407)	(123,081)
Total	21,560	(158,490)

In accordance with the provisions of IAS 29, we opted to present the gain on the monetary position in a single line included in the financial results. This presentation implies that the nominal values of the financial results have been adjusted for inflation. The real values of financial results are different from the components of financial results presented above.

For fiscal year 2024, the net financial gain increased by Ps. 180,050 million compared to the prior year. This positive variation is mainly due to higher positive net foreign exchange difference of Ps. 396,001 million.

The peso/US dollar exchange rate ended at a value of Ps. 1,032.00 per US dollar as of December 31, 2024, representing an increase of 27.65% (or Ps. 223.55 per US dollar) compared to the exchange observed as of December 31, 2023. As of December 31, 2023, such rate increased by 356% (or Ps. 631.29 per US dollar) respect to the exchange rate as of December 31, 2022. Our net liability position in US dollars decrease in 2024.

Likewise, we recorded a loss on net monetary position of Ps. 49,407 million compared with the loss of Ps. 123,081 million in 2023, represented a positive variation of Ps. 73,674 million as a consequence of the deceleration of inflation and the net liability monetary position.

The effects mentioned above were partially offset by the negative variation in results generated by financial assets of Ps. 246,782 million.

Income tax expense

Income tax for fiscal year 2024 was an expense of Ps. 211,939 million, compared to the expense of Ps. 43,788 million in fiscal year 2023. The higher income tax charge was primarily due to the increase in taxable income in fiscal year 2024.

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2024 and 2023:

	Year ended December 31,		Year ended December 31, 2024 compared to year ended December 31, 2023
	2024	2023	Variation	Percentage Change
	(in millions of pesos)
Natural Gas Transportation
Revenues	441,126	215,700	225,426	104.5
Intersegment revenues	12,225	6,117	6,108	99.8
Net cost of sales	(214,109)	(197,658)	(16,451)	8.3
Gross profit	239,242	24,159	215,083	890.3
Administrative and selling expenses	(59,002)	(49,028)	(9,974)	20.3
Other operating income / (expense)	587	(1,771)	2,358	(133.1)
Reversal of Impairment of PPE	39,625	-	39,625	n/a
Operating profit / (loss)	220,453	(26,640)	247,093	(927.5)
Liquids Production and Commercialization
Revenues	556,662	577,973	(21,311)	(3.7)
Net cost of sales	(290,378)	(352,653)	62,275	(17.7)
Gross profit	266,285	225,321	40,964	18.2
Administrative and selling expenses	(42,377)	(38,390)	(3,988)	10.4
Other operating expense	(752)	(169)	(583)	345.7
Operating profit	223,155	186,762	36,393	19.5
Midstream
Revenues	215,735	186,438	29,298	15.7
Net cost of sales	(78,099)	(71,003)	(7,096)	10.0
Gross profit	137,637	115,435	22,202	19.2
Administrative and selling expenses	(22,002)	(22,115)	113	(0.5)
Other operating income	981	288	693	241.0
Operating profit	116,616	93,607	23,008	24.6
Telecommunications
Revenues	6,242	5,942	300	5.1
Net cost of sales	(4,880)	(4,876)	(4)	0.1
Gross profit	1,362	1,066	296	27.8
Administrative and selling expenses	(1,286)	(1,238)	(49)	3.9
Operating (loss) / profit	76	(172)	248	(144.0)

Regulated Natural Gas Transportation Segment

The Natural Gas Transportation business segment represented 36% and 22% of our total revenues during the years 2024 and 2023, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. We also provide interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, we render operation and maintenance services for the Natural Gas Transportation facilities, which belong to certain gas trusts created by the Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to ENARGAS regulation.

For additional information regarding the history of our discussions with various governmental authorities in relation to the adjustment of our gas transportation tariffs see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework.”

During 2024, the Natural Gas Transportation business segment recorded an operating profit of Ps. 220,453 million, compared to the operating loss of Ps. 26,640 million recorded in 2023. The main factors that affected the results of operations of this segment compared to 2024 are the following:

•	Revenues from the Natural Gas Transportation business segment increased by Ps. 231,534 million for the year 2024 compared to 2023.

•	During 2024, we had received a nominal tariff increase of 791%.

•
Revenues related to natural gas firm transportation contracts for the year ended December 31, 2024, increased by Ps. 193,360 million for the year 2024 compared to 2023, as we had received a nominal tariff increases of 791%. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Regulation of Transportation Rates—Actual Rates” for additional information.

•
Revenues related to interruptible natural gas transportation service increased by Ps. 23,564 million for the year 2024 compared to 2023. The increase mainly resulted from tariff increase discussed above and higher volumes dispatched.

•
Revenues relating to the Access and charged (“CAU”) increased by Ps. 8,502 million for the year 2024 compared to 2023 primarily as a result of the same tariff effect. The value of the CAU is much lower than the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any investment in the construction and expansion of the assets to which the CAU relates. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions” for additional information regarding the CAU.

•
Costs of sales, administrative and selling expenses for the year ended December 31, 2024 increased by Ps. 26,425 million, from Ps. 246,686 million to Ps. 273,111 million, as compared to the year ended December 31, 2023. This increase was mainly attributable to higher labor costs of Ps. 3,081 million, third parties’ services received by Ps. 2,203 million, technical operator assistance fees by Ps.9,507 million, taxes and contributions by Ps. 9,373 million and PPE maintenance by Ps. 9,318 million. These effects were partially offset by lower depreciations of Ps. 2,833 million, and license fee of Ps. 2,990 million.

•	During 2024, we recorded a reversal of a previously recorded impairment of PPE by Ps. 39,625 million.

•	During 2024 we recorded other operating income by Ps. 587 million, compared to the loss recorded in 2023. The positive variation was mainly due to the reversal of provision for contingencies.

Current tariffs

On December 14, 2023, through Resolution N° 704/2023 ENARGAS summoned a Public Hearing to be held on January 8, 2024 with the objective of addressing a transitory tariff adjustment. As a result of said hearing, on February 15, 2024 ENARGAS Resolution N° 52/2024 was issued, by means of which the validity of the Public Hearing was ratified and ENARGAS stated that the transitory tariff charts that arose from the Hearing would be issued within 30 working days as from the date of said Resolution.

Alongside these events, on December 16, 2023, Decree N° 55/2023 was issued, by means of which the Argentine national energy sector’s state of emergency was declared until December 31, 2024. Among other issues, this Decree: (i) stipulated the commencement of the five-year tariff review process, (ii) dictated the intervention of ENARGAS as from January 1°, 2024 and (iii) instructed the Secretariat of Energy to issue the regulations and procedures required to sanction market prices for the natural gas transportation service. Decree Nº 1023/2024 dictated the coming into force of the tariff charts resulting from the tariff review based on the stipulations of Decree N° 55/23, which should not be later than July 9, 2025.

On March 26, 2024, we entered the 2024 Transitory Agreement with ENARGAS, which outlined a transitory adjustment of 675% in natural gas transportation tariffs. This tariff increase came into effect on April 3, 2024, after the issuance of Resolution 112. In line with Resolution 112, as from May 2024 and until the Tariff Review Process has been completed, tariffs would be monthly adjusted by a composite index (the “Transitory Composite Index”) made up as follows:

•	By the Salary Index in a 47%– Registered Private Sector issued by the INDEC.

•	By the WPI in a 27.2%; and

•	By the INDEC Construction Cost Index of Greater Buenos Aires-Materials section in the remaining 25.8%–

For the purposes of such adjustment, ENARGAS indicated that it would issue the corresponding monthly resolution, adjusting the tariff charts to be applied. In addition, this new transitory agreement eliminates the restriction on the payment of dividends previously contained.

During the months from May to July 2024, ENARGAS informed the Company that it would delay the implementation of the monthly tariff adjustment. It also notified us that it would replace the monthly adjustment methodology mentioned above for the remainder of the 2024. Based on said ENARGAS notice, the monthly tariff increase would be based on expected inflation, to be estimated by the Ministry of Economy for said period.

Also, on July 1, ENARGAS again informed the Company of the postponement of the monthly tariff increase, this time corresponding to the month of July, maintaining the tariff charts in effect as from April 3, 2024.

Therefore, throughout the 2024 and the period elapsed in 2025, the Company received tariff increases of 675%, 4%, 1%, 2,7%, 3,5%, 3%, 2,5%, 1,5% and 1.7% effective as from April 3, August 1, September 2, October 1, November 4, December 4 of 2024, January 1, February 1 and March 6 of 2025, respectively.

Within the framework of the Five-Year Tariff Review process, on January 14, 2025, ENARGAS, through Resolution N° 16/2025, summoned a public hearing that was celebrated on February 6, 2025. The aim of said hearing was to submit for consideration, among other issues, the Natural Gas Transportation and Distribution Five-Year Tariff Review, as well as the periodic adjustment of the natural gas transportation and distribution tariffs.

At said hearing, we presented, among other issues, its 2025-2029 Five-Year Expenses and Investments Plan, the Capital Base and the WACC proposal (9.98% in real terms, after tax). Taking into account the tariff calculation methodology and the mentioned parameters, we requested a tariff increase of 22.7% with regard to the tariffs effective as of January 2025. We also presented alternative tariff adjustment methodologies:

•	WPI, or

•	A polynomial formula based on information issued by the INDEC:

•	30% WPI,

•	40% of total registered salary index, and

•	30% of construction cost index, materials sector.

As of the date of the issuance of this Annual Report, ENARGAS has not issued the resolution that concludes the Five-Year Tariff Review, granting the requested tariff increase and outlining the framework under which the natural gas transportation activity will be carried out during the 2025-2029 five-year term. However, at the public hearing, ENARGAS proposed the application of a WACC rate of 7.18% (in real term, after tax), and a periodic adjustment proposal made up by 50% CPI and 50% WPI.

Regarding the License, the original term of the natural gas transportation system operation license would expire in December 2027 but could be extended by the Executive Branch for an additional term of 10 years, as long as certain technical conditions outlined therein are met. On September 8, 2023, we presented a request to ENARGAS to start the procedure outlined under Section 6 of the Natural Gas Law N° 24,076 for the renewal of the mentioned license.

Additionally, in accordance with the provisions of the Law of Bases, the mentioned extension of 10 years has been increased to 20 years.

On June 13, 2024, ENARGAS issued a technical and legal report indicating that we have fully met its obligations regarding the License. Said report entitled an ENARGAS controller —after the non-binding Public Hearing held on October 21, 2024— to issue the recommendation report to be presented to the Executive Branch so that the latter may finally grant the license extension. Upon the presentation of ENARGAS recommendation, the Executive Branch has the deadline of 120 business days to issue the decree extending the license.

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

The Liquids Production and Commercialization segment represented 46% and 59% of our total revenues during the years ended December 31, 2024, and 2023, respectively. Liquids Production and Commercialization activities are conducted at the Cerri Complex, which is located near Bahía Blanca and is connected to each of our main pipelines. At the Cerri Complex, we recover ethane, LPG and natural gasoline for our own account, on behalf of our customers and on a fee basis, collecting a commission for the extracted Liquids delivered to our customers.

For the fiscal years 2024 and 2023, all of our sales were made for our own account.

All ethane produced by our Liquids segment in the years ended December 31, 2024 and 2023 was sold locally to PBB. Our ethane sales for the years 2024 and 2023 represented 24.6% and 38.1% of our Liquids Production and Commercialization net revenues.

In 2024, we sold 48.5% of our production of LPG in the local market to LPG marketers, compared to 60,6% in 2023, with the remainder exported to LPG traders. In addition, all natural gasoline produced during 2024 and 2023 was exported. For more information about these contracts, see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

The total annual sales for the Cerri Complex for 2024 and 2023 in tons were as follows:

	Years ended December 31,		Year ended December 31, 2024 compared to year ended December 31, 2023
	(volumes in tons)		(volumes in tons)
	2024	2023	Increase/ (Decrease)	Percentage Change
Local Market
Ethane	309,894	394,370	(84,476)	(21.4)
Propane	201,257	209,058	(7,801)	(3.7)
Butane	154,760	165,377	(10,617)	(6.4)
Subtotal	665,911	768,805	(102,894)	(13.4)

Exports
Propane	192,412	160,625	31,787	19.8
Butane	111,363	70,484	40,879	58.0
Natural Gasoline	107,664	129,272	(21,608)	(16.7)
Subtotal	411,439	360,381	51,058	14.2
Total Liquids	1,077,350	1,129,186	(51,836)	(4.6)

Export revenues from our Liquids Production and Commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of regulation of domestic prices See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports.”

For the years ended December 31, 2024 and 2023, the total accrued exports withholding amounted to Ps. 23,127 million and Ps. 17,934 million, respectively.

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

The sales prices under the program for fiscal years 2024 was as follows:

Resolution Nro.	Period	Ps. Per ton (at values determined by each resolution)
762/23	September 2023 to January 2024	Ps. 50,938
11/24	February 2024 to August 2024	Ps. 137,838
216/24	September 2024 to November 2024	Ps. 240,000
394/24	As from December 2024	Ps. 420,000

In the past, participation in this program forces tgs to commercialize LPG volumes required by the controlling entity at prices below to market values and under certain circumstances at prices lower than their processing cost. Since January 24, 2025 after the enactment of Resolution N° 15/2025 by the SE, which outlines that as from such date the maximum sale price for the products supplied under the Households with Bottles Program is to be eliminated (the maximum sale price was the export parity issued monthly by the SE under the framework of the Law N° 26,020). Although said resolution maintains the obligation of LPG producers to supply the domestic market, it eliminates the product supply contributions formerly effective.

The terms of Propane for Networks Agreement outlined compensations to be paid by the Argentine Government to the participants, calculated as the difference between the price at which propane is commercialized under this agreement and the export parity issued monthly by the Secretariat of Energy. However, there have been significant delays in the collection of the mentioned compensation. Its overdue balance as of December 31, 2024 was of Ps. 10,882 million. The agreement stipulates those payments shall be conducted through fiscal credit certificates to be used by the producers for the payment of hydrocarbon export rights. As of this date, the certificates corresponding to the deliveries conducted in the year 2024 have not been issued yet.

Outside the supply programs mentioned above, in the local market, we sold 160,697 tons of propane and 2,828 tons of butane mainly to the fractionating market and to a lesser extent to the industrial, propellant and automobile segments.

In 2024, we continued commercializing ethane, under a long-term agreement entered with PBB. This agreement contemplates similar terms to the ones agreed in the previous one, but involves improvements in the take or pay clause of annual compliance, which ensures us an increase in our sales volume to be implemented gradually over the first five years of the agreement. In the year 2024, ethane tons sold to PBB slightly went up to 309,894 tons, from the 394,370 tons recorded in 2023.

See “Item 4. Our Information—B. Business Overview—Competition—Liquids Production and Commercialization—Regulation—International Market.” for additional information.

During 2024 the Liquids Production and Commercialization business segment recorded operating profit of Ps. 223,155 million, compared to Ps. 186,762 million in 2023. The main factors that affected the results of operations for this segment compared to 2023 were the following:

•
Revenues decreased by Ps. 21,311 million for the year 2024 compared to 2023. This negative effect was mainly due to the negative real exchange rate variation by Ps. 2,250 million, lower volumes of natural gasoline and ethane shipped by Ps. 52,929 million, lower ethane price by Ps. 44,905 million. These effects were partially offset by higher volumes of propane and butane dispatched by Ps. 40,133 million and international benchmark prices by Ps. 33,585 million.

•	Subsidies decreased by Ps. 5,401 million in the year 2024 compared with 2023.

•	In 2024 propane, butane and natural gasoline average export prices recorded increases of 8%, 10% and 3%, respectively, compared to 2023.

•	During 2024, the production of Liquids reached 1,077,350 tons (51,836 tons lower than in 2023).

•	It should be noted that there were no production restrictions during the winter period, as a result of a greater supply of local gas due to non-conventional gas developments.

•
Notwithstanding the changes made to the Households with Bottles Program to supply LPG to the domestic market described above, most of the year 2024 we sold this product to a lower price negatively affecting our result of operations.

•
Net cost of sales, administrative and selling expenses for the year ended December 31, 2024, decreased by Ps. 58,287 million, to Ps. 332,755 million from Ps. 391,042 million, as compared to the year ended December 31, 2023. This decrease was mainly due to lower cost of natural gas purchased as RTP of Ps. 73,233 million (principally as a consequence of the decrease in the price of the natural gas). These effects were partially offset higher: (i) taxes on exports by Ps. 5,193 million, (ii) labor costs by Ps. 892 million and (iii) third parties’ services received by Ps. 4,460 million

•	Other operating expenses increased by Ps. 583 million.

In 2024, export revenues from the Liquids Production and Commercialization segment were Ps. 284,586 million and accounted for 23% (21% in 2023) of total revenues and 51% (36% in 2023) of total Liquids Production and Commercialization revenues.

In 2024, we exported propane and butane at spot prices, which allowed us to capture opportunities associated with different market niches, allowing us to considerably increase the individual fixed prices of each operation.

We sold our LPG exports at spot prices and to the date of this Annual Report, we are under negotiations for new agreements.

In 2024, we continued commercializing LPG by truck, dispatching roughly 14,389 trucks (331,751 tons) loaded with our own product, compared to the approximately 15,518 trucks (379,544 tons) of our own product dispatched in 2023. Trucks dispatches are basically carried out to meet our domestic demand but also allow us to export our products to neighboring countries. Although their volumes are substantially lower than the exports conducted by sea, they capitalize a higher operative margin and increase our clients’ portfolio.

We continued rendering logistic services at Puerto Galvan facilities in a successful manner. It is important to highlight that thanks to the high level of commitment of our people and the operative efficiency of our facilities, we could beat the daily record of the number of trucks dispatched from the Galván Plant in the month of July 2024.

This year, propane and butane deliveries overseas were conducted in a spot modality, seizing opportunities related to different markets’ niches, which allowed us to increase considerably the fixed premiums of each transaction.

We also keep strengthening our positioning in the Brazilian market, which will delineate a 2025 goal, maintaining our sea exports in a direct modality (with no go-betweens) to Brazilian LPG distributors.

Natural gasoline exports throughout the year 2024 were conducted within the framework of an agreement entered with Trafigura Pte Ltd at an international price, less a discount, for a term of 2 years (February 2024-February 2026)

As mentioned above international prices presented a stable trend in 2024, rising in the first quarter with some slight month-over-month contractions and then returning to a rising trend in the last quarter. In the short term, international prices are expected to show a rising trend.

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

During 2024, the Midstream business segment recorded an operating profit of Ps. 116,616 million, which represents a Ps. 23,008 million increase compared to Ps. 93,607 million in 2023. The main factors that affected the results of operations of this segment during 2024 are the following:

•
Revenues increased by Ps. 29,298 million primarily due to: (i) higher natural gas transportation and conditioning services in Vaca Muerta for Ps. 31,772 million. These effects were partially offset by the decrease in the real exchange rate on revenues denominated in U.S. dollars for Ps. 776 million, compression of natural gas services by Ps. 1,513 million and lower operation and maintenance services rendered by Ps. 571 million.

•
Costs of sales, administrative and selling expenses increased by Ps. 6,983 million, mainly due to the increase in: (i) labor costs by Ps. 1,984 million, (ii) repair and maintenance expenses by Ps. 3,003 million and (iii) Technical operator assistance fees by Ps. 1,782 million.

Telecommunications

Telecommunication services are rendered by our subsidiary, Telcosur. During 2024, the Telecommunications business segment recorded an operating profit of Ps. 76 million, compared to a loss of Ps. 172 million in 2023. The main factors that affected the results of operations of this segment during 2024 are the following:

•	Revenues increased by Ps. 300 million in the year ended December 31, 2024, when compared to 2023.

•	Costs of sales, administrative and selling expenses increased by Ps. 53 million in the year ended December 31, 2024, when compared to 2023, mainly due to lower labor costs and third party services.

Year 2023 Compared to Year 2022

	Year ended December 31,
	2023	2022	Variation	Percentage of change
	(in millions of pesos)
Revenues	986,053	1,115,696	(129,643)	(11.6)
Net costs of sales	(620,073)	(651,289)	31,216	(4.8)
Gross profit	365,980	464,407	(98,427)	(21.2)
Administrative and selling expenses	(110,770)	(108,217)	(2,554)	2.4
Other operating results	(1,652)	(519)	(1,134)	218.5
Operating profit	253,558	355,672	(102,114)	(28.7)
Net financial results	(158,490)	(21,428)	(137,062)	639.6
Share of (loss) / profit from associates	(66)	611	(677)	(110.8)
Income tax expense	(43,788)	(115,697)	71,910	(62.2)
Total comprehensive income for the year	51,214	219,158	(167,944)	(76.6)

Total comprehensive income

For the year ended December 31, 2023, we reported a comprehensive income of Ps. 51,214 million, which represents a Ps. 167,944 million decrease compared to the total comprehensive income of Ps. 219,158 million reported in 2022.

The material factors affecting total comprehensive income were as follows:

•
Revenues to third-parties reached Ps. 986,053 million in 2023, which represents a Ps. 129,643 million decrease compared to the 2022 fiscal year. This decrease was mainly due to the reduction in the Liquids Production and Commercialization and Natural Gas Transportation business segments revenues of Ps. 128,742 million and Ps. 59,916 million, respectively.

•
Net cost of sales, including depreciation of PPE, reached Ps. 620,073 million in 2023, which represents a Ps. 31,216 million decrease compared to the 2022 fiscal year. This decrease was mainly due to: (i) 41,914 the reduction in the cost of natural gas processed in the Cerri Complex (mainly due a decrease in price, measured in current pesos) and (ii) technical operator assistance fee by Ps. 7,563 million. These effects were partially offset by an increase in the labor cost by Ps. 7,108 million and third parties services by Ps.4,197 million.

•
Administrative and selling expenses were Ps. 110,770 million in 2023, which represents a Ps. 2,554 million increase compared to the 2022 fiscal year. This increase was mainly due to higher: (i) labor costs by Ps. 4,217 million, and (ii) professional services fees by Ps. 6,710 million These effects were partially offset, principally, by a decrease in taxes and contributions by Ps. 6,892 million (reduction in tax on exports and turnover tax).

During 2023, subsidies decreased by Ps.18,123 million, this mainly driven by the decrease in international prices, the lack of updating and the measures issued by the government to reduce them during 2023. For more information see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

Net cost of sales for the years ended on December 31, 2023 and 2022, represented 62.9% and 58.4%, respectively, of net revenues reported in the corresponding year.

Administrative and selling expenses for the years ended on December 31, 2023 and 2022, represented 11.2% and 9.7%, respectively, of net revenues reported in the corresponding year.

Share of (loss) / profit from associates

For the year ended December 31, 2023, we recorded a loss from our investment in associates of Ps. 66 million, compared to the profit of Ps. 611 million recorded in 2022.

Net Financial Results

In accordance with IAS 29 we presented the financial results in gross terms considering the effects of the change in the currency purchasing power in a single separate line. Gains and losses from monetary positions represent the effects of inflation on our monetary liabilities and assets, respectively.

Net financial results for the years ended December 31, 2023 and 2022, are as follows:

	Year ended December 31,
	2023	2022
	(in millions of pesos)
Financial income
Interest income	52,676	12,440
Foreign exchange gain	588,432	189,486
Subtotal	641,108	201,926
Financial expenses
Interest expense	(53,630)	(46,103)
Foreign exchange loss	(1,043,252)	(353,348)
Subtotal	(1,096,882)	(399,450)
Other financial results
Notes repurchase results	-	(6,986)
Fair value gain on financial instruments through profit and loss	426,400	163,619
Derivative financial instruments results	-	(865)
Other financial charges	(6,035)	(5,225)
Subtotal	420,365	150,543
(Loss) / gain on monetary position	(123,081)	25,554
Total	(158,490)	(21,428)

In accordance with the provisions of IAS 29, we opted to present the gain on the monetary position in a single line included in the financial results. This presentation implies that the nominal values of the financial results have been adjusted for inflation. The real values of financial results are different from the components of financial results presented above.

For fiscal year 2023, the net financial loss increased by Ps. 137,062 million compared to the prior year. This negative variation is mainly due to higher negative net foreign exchange difference of Ps.290,958 caused by the devaluation that occurred in mid-December 2023.

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

Likewise, we recorded a loss on net monetary position of Ps. 123,081 million as opposed with the gain of Ps. 25,554 million represented a negative variation of Ps. 148,635 as a consequence of the acceleration of inflation and the net asset monetary position.

The effects mentioned above were partially offset by the positive variation in results generated by financial assets of Ps. 262,781.

Income tax expense

Income tax for fiscal year 2023 was an expense of Ps. 43,788 million, compared to the expense of Ps. 115,697 million in fiscal year 2022. The lower income tax charge was primarily due to the decrease in taxable income in fiscal year 2023.

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2023 and 2022:

	Year ended December 31,		Year ended December 31, 2023 compared to year ended December 31, 2022
	2023	2022	Variation	Percentage Change
Natural Gas Transportation
Revenues	215,700	275,617	(59,916)	(21.7)
Intersegment revenues	6,117	7,899	(1,781)	(22.6)
Net cost of sales	(197,658)	(199,080)	1,422	(0.7)
Gross profit	24,159	84,435	(60,276)	(71.4)
Administrative and selling expenses	(49,028)	(49,165)	137	(0.3)
Other operating expense	(1,771)	(1,223)	(548)	44.9
Operating profit	(26,640)	34,047	(60,687)	(178.2)

Liquids Production and Commercialization
Revenues	577,973	706,715	(128,742)	(18.2)
Net cost of sales	(352,653)	(398,639)	45,986	(11.5)
Gross profit	225,321	308,076	(82,755)	(26.9)
Administrative and selling expenses	(38,390)	(44,535)	6,145	(13.8)
Other operating (expense) / income	(169)	257	(426)	(165.6)
Operating profit	186,762	263,799	(77,037)	(29.2)

Midstream
Revenues	186,438	127,130	59,308	46.7
Net cost of sales	(71,003)	(57,015)	(13,988)	24.5
Gross profit	115,435	70,115	45,319	64.6
Administrative and selling expenses	(22,115)	(13,319)	(8,796)	66.0
Other operating income	288	447	(159)	(35.6)
Operating profit	93,607	57,243	36,364	63.5

Telecommunications
Revenues	5,942	6,235	(293)	(4.7)
Net cost of sales	(4,876)	(4,454)	(422)	9.5
Gross profit	1,066	1,781	(715)	(40.1)
Administrative and selling expenses	(1,238)	(1,198)	(40)	3.3
Operating (loss) / profit	(172)	582	(755)	(129.6)

Regulated Natural Gas Transportation Segment

The Natural Gas Transportation business segment represented 22% and 25% of our total revenues during the years 2023 and 2022, respectively.

For additional information regarding the history of our discussions with various governmental authorities in relation to the adjustment of our gas transportation tariffs see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework.”

•
During 2023, the Natural Gas Transportation business segment recorded an operating loss of Ps. 26,640 million, compared to the operating profit of Ps.34,047 million profits recorded in 2022. The main factors that affected the results of operations of this segment compared to 2023 are the following:

•	Revenues from the Natural Gas Transportation business segment decreased by Ps. 61,698 million for the year 2023 compared to 2022.

•	During 2023, we had only received a nominal tariff increase of 95% as of April 29, 2023 while annual inflation was 211.4%.

•
Revenues related to natural gas firm transportation contracts for the year ended December 31, 2023, decreased by Ps. 54,106 million for the year 2023 compared to 2022, as we had only received a nominal tariff increases of 95% as of April 29, 2023, while the cumulative inflation rate for the Year 2023 was 211.4%.

•
Revenues related to interruptible natural gas transportation service decreased by Ps. 3,316 million for the year 2023 compared to 2022. The decrease mainly resulted from tariff increase discussed above, partially offset by higher volumes dispatched.

•	Revenues relating to CAU decreased by Ps. 2,494 million for the year 2023 compared to 2022 primarily as a result of the same tariff effect.

•
Net cost of sales, administrative and selling expenses for the year ended December 31, 2023 decreased by Ps. 1,559 million, from Ps. 248,245 million to Ps. 246,686 million, as compared to the year ended December 31, 2022. This decrease was mainly attributable to lower depreciation of Ps. 9,240 million and taxes and contributions of Ps. 2,918 million mainly as a consequence of the reduction in turnover tax. These effects were partially offset by higher labor costs of Ps. 5,546 million, third parties services received by Ps. 3,502 million and easements of Ps. 682 million.

•	Other operating expenses decreased by Ps. 548 million for the year 2023 compared to 2022, primarily as a result of lower provision for contingencies.

On March 16, 2023, our Board of Directors approved the 2023 Transition Agreement. This addendum was subsequently ratified by the PEN through Decree No. 250/2023 of April 29, 2023. Previously, on April 27, 2023, ENARGAS issued Resolution No. 186/2023 through which the new tables were published.

Liquids Production and Commercialization Segment

The Liquids Production and Commercialization segment represented 59% and 63% of our total revenues during the years ended December 31, 2023, and 2022, respectively.

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

For the years ended December 31, 2023 and 2022, the total accrued exports withholding amounted to Ps.17,934 million and Ps.24,816 million, respectively.

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

Its overdue balance as of December 31, 2023 was of Ps. 10,182 million.  The twentieth renewal stipulates that compensations shall be conducted through fiscal credit certificates to be used by the producers for the payment of hydrocarbon export withholdings. As of this date, said certificates have not been issued.  Beyond the supply programs mentioned above, in the domestic market, we sold 158,794 tons of propane and 1,290 tons of butane mainly to the fractionating market and to a lesser extent to the industrial, propellant and automobile segments.

In the year 2023, ethane tons sold to PBB slightly went up to 394,370 tons, from the 329,232 tons recorded in 2022.

During 2023 the Liquids Production and Commercialization business segment recorded operating profit of Ps. 186,762 million, compared to Ps.263,799 million in 2022. The main factors that affected the results of operations for this segment compared to 2022 were the following:

•
Segment revenues decreased by Ps.128,742 million for the year 2023 compared to 2022. This negative effect was mainly due to the negative real exchange rate variation by Ps. 31,293 million, lower volumes of propane and butane dispatched by Ps. 27,273 million and international benchmark prices by Ps. 111,793 million. These effects were partially offset by higher ethane price by Ps. 19,072 million and higher volumes of natural gasoline and ethane shipped by Ps. 39,115 million.

•	Subsidies decreased by Ps. 18,123 million in the year 2023 compared with 2022.

•	In 2023 propane, butane and natural gasoline average export prices recorded decreases of 30%, 24% and 16%, respectively, compared to 2022.

•	During 2023, the production of Liquids reached 1,129,186 tons (182 tons more than in 2022).

•	It should be noted that there were no production restrictions during the winter period, as a result of a greater supply of local gas due to non-conventional gas developments.

•
Notwithstanding the changes made to the Households with Bottles Program to supply butane to the domestic market described above, our obligations under this program continues to have an adverse impact on this segment, resulting, under some circumstances, in a negative operating margin on domestic sales of LPG.

•
Net costs of sales, administrative and selling expenses for the year ended December 31, 2023, decreased by Ps. 52,131 million, to Ps. 391,042 million from Ps. 443,173 million, as compared to the year ended December 31, 2022. This decrease was mainly due to lower: (i) cost of natural gas purchased as RTP of Ps. 41,914 million (principally as a consequence of the decrease in the price of the natural gas), (ii) taxes and contributions of Ps. 8,992 million (mainly tax on exports and turnover tax) and (iii) third parties services received by Ps. 6,198 million. These effects were partially offset higher: (i) repair and maintenance expenses by Ps. 2,458 million, (ii) labor costs by Ps. 1,705 million and (iii) depreciations by Ps. 932 million.

•	Other operating expenses decreased by Ps. 426 million.

In 2023, export revenues from the Liquids Production and Commercialization segment were Ps.207,725 million and accounted for 21% (28% in 2022) of total net sales and 36% (44% in 2022) of total Liquids Production and Commercialization revenues.

In 2023, we exported propane and butane at spot prices, which allowed us to capture opportunities associated with different market niches, allowing us to considerably increase the individual fixed prices of each operation. We sold our LPG exports at spot prices.

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

In 2023, we continued participating in the several supply programs dictated by the National Government. Such is the case of the Household Program.

Participation in this program forces tgs to commercialize LPG volumes required by the controlling entity at prices inferior to market values and under certain circumstances at prices lower than their processing cost.

Regarding the Propane for Networks Agreement, on August 28, 2023 we signed its twentieth renewal, in effect until December 31, 2023.

Midstream

During 2023, the Midstream business segment recorded an operating profit of Ps.93,607 million, which represents a Ps. 36,364 million increases compared to Ps. 57,243 million in 2022. The main factors that affected the results of operations of this segment during 2023 are the following:

•
Revenues increased by Ps. 59,308 million primarily due to: (i) higher natural gas transportation and conditioning services in Vaca Muerta for Ps. 60,767 million and (ii) higher operating and maintenance GPM and Transpor.Ar Program by Ps. 7,389. These effects were partially offset by the decrease in the real exchange rate on sales revenues denominated in U.S. dollars for Ps. 6,341 million, compression of natural gas services by Ps.1,633 million and lower operation and maintenance services rendered by Ps. 486 million.

•
Net costs of sales, administrative and selling expenses increased by Ps. 22,784 million, mainly due to the increase in: (i) depreciations of Ps. 7,602 million, (ii) turnover tax by Ps. 4,349 million, (iii) salaries, wages, and other compensation by Ps. 4,011 million, (iv) repair and maintenance expenses by Ps. 2,931 million and (v) third party services by Ps. 2,321 million.

Telecommunications

During 2023, the Telecommunications business segment recorded an operating loss of Ps. 172 million, compared to a profit of Ps. 582 million in 2022. The main factors that affected the results of operations of this segment during 2023 are the following:

•	Revenues decreased by Ps.293 million in the year ended December 31, 2023, when compared to 2022.

•
Net cost of sales, administrative and selling expenses increased by Ps.462 million in the year ended December 31, 2023, when compared to 2022, mainly due to higher salaries, wages and contributions and third party services.

B. Liquidity and Capital Resources

Throughout 2024, we continued to maintain a solid financial position, with the main sources of liquidity being cash flows from our operations, our return to international capital markets with the issuance of the 2031 Notes, and access to credit lines from top-tier entities, given the existing limitations and prevailing macroeconomic conditions in 2024.

We expect our main sources of liquidity in the near term to be cash flow from operations and, to a lesser extent cash flow from third parties obtained from financial institutions. We closely monitor our liquidity levels in order to ensure compliance with our financial obligations and to achieve our objectives. Our principal uses of cash flows are expected to be capital expenditures, operating expenses, dividend payments to our shareholders, payments of financial debt and for general corporate purposes. We expect working capital, funds generated from operations and, to a lesser extent, financing from third parties to be sufficient.

To preserve cash surpluses, we are primarily invested in low-risk, highly liquid financial assets and in private debt securities of top-tier Argentine companies. We also maintain our cash position in high-quality financial institutions located in Argentina and the United States. Our policy is designed to diversify credit risk. Given that our total financial indebtedness is denominated a different currency than the Argentine peso, we prioritize the placement of funds in U.S. dollar-denominated investments.

In 2024, we have pursued the diversification of our investment’s portfolio. To that end, we acquired public and private bonds linked to the U.S. dollar and to CER (BCRA’s index: Stabilization Reference Coefficient) to mitigate the exchange rate risk on our liabilities in United States dollars and the impact of inflation on availabilities denominated in pesos.

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

During 2024, our cash generation has allowed us to cover all our financial needs, mainly the investments made for the maintenance of the transportation system and other operating assets of the remaining business segments, as well as those made for new projects.

On March 26, 2024, we entered the 2024 Transitory Agreement with ENARGAS, which outlined a transitory adjustment of 675% in natural gas transportation tariffs. For further information, see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation.”

During 2024, we continued participating in the Households with Bottles Program, which generates operating margins by virtue of the fact that the price determined by the SHR is significantly lower than the costs of processing natural gas. For further information, see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

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

As a result of a combination of external and local factors in the macroeconomic context, the exchange rate of the U.S. dollar increased by 27.7% during 2024, from Ps. 808.45 to Ps. 1032.00. As of December 31, 2024, 81%, or U.S.$624 million, of our fund placements were denominated in U.S. dollars, to mitigate such risk. During the period ended on December 31, 2024, sales revenues denominated in U.S. dollars amounted to 56%.

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

Our financial position is and will be significantly dependent on its operating performance, our indebtedness and capital expenditure programs.

Our primary sources and uses of cash during the years ended December 31, 2024, 2023 and 2022 are shown in the table below:

	Years ended December 31,
	2024	2023	2022
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	14,371	20,269	58,503
Cash flows provided by operating activities	484,167	412,818	240,154
Cash flows used in investing activities	(384,898)	(449,526)	(272,715)
Cash flows (used in) / provided by financing activities	(31,348)	53,685	24,590
Net (decrease) / increase in cash and cash equivalents	67,920	16,976	(7,971)
Foreign exchange gains on cash and cash equivalents	171	3,160	1,984
Monetary results effect on Cash and cash equivalents	(22,488)	(26,035)	(32,246)
Cash and cash equivalents at the end of the year	59,974	14,371	20,269

In our opinion, the working capital is suﬃcient for the company’s present requirement.

Cash Flows Provided by Operating Activities

The cash flow provided by operating activities for the year ended December 31, 2024, increased by Ps. 71,349 million, mainly due to higher comprehensive income, adjusted for non-cash income and expense by Ps. 155,267 million and lower income tax payments by Ps. 20,355 million, partially offset by the increase in cash outflows by Ps. 104,273 million in connection with changes in assets and liabilities. The increase in cash outflows were mainly due to lower contract liabilities, trade receivables and other receivables, and an increase in trade payables payments.

The cash flow provided by operating activities for the year ended December 31, 2023, increased by Ps. 172,663 million, mainly due to lower income tax payments by. 149,850 million and the increase in cash inflows by Ps. 49,352 million in connection with changes in assets and liabilities. The increase in cash inflows was mainly due to higher contract liabilities and trade payables, partially offset by the increase in trade receivables. These effects were partially offset by lower comprehensive income, adjusted for non-cash income and expense by Ps. 26,538 million.

Cash Flows Used in Investing Activities

The cash flow used in investment activities for the year ended December 31, 2024, decreased by Ps. 64,628 million, mainly driven by lower acquisitions of PPE within the framework of Midstream projects by Ps. 4,351 million and financial assets not considered cash equivalents according to IFRS Accounting Standards by Ps.60,277 million.

The cash flow used in investment activities for the year ended December 31, 2023, increased by Ps. 176,811 million, mainly driven by higher acquisitions of capital assets within the framework of Midstream projects by Ps. 122,543 million and financial assets not considered cash equivalents according to IFRS Accounting Standards by Ps.54,268 million.

Cash Flows Provided by / (Used in) Financing Activities

Cash flow used in financing activities in 2024, amounted to Ps. (31,348) million compared to the cash flow provided by financing activities for Ps. 53,685 million for 2023. This effect was due to net payments of financial debt during 2024 by Ps 85,033 million.

Cash flow provided by financing activities in 2023, amounted to Ps. 53,685 million compared to the cash flow provided by financing activities for Ps. 24,590 million for 2022. This effect was due to net payments of financial debt during 2023 by Ps 29,095 million.

Description of Indebtedness

As of December 31, 2024, 100% of our total indebtedness was entirely denominated in U.S. dollars. The following table shows our total indebtedness as of 2024 and 2023:

	2024	2024	2023
	(in millions of U.S. dollars) (2)	(in millions of pesos)
Current loans:
2031 Notes Interest	18	18,626	-
2018 Notes Interest	-	-	9,315
Bank loans	50	51,962	108,870
Leasing	8	7,808	13,708
Total current loans	76	78,396	131,893
Non-current loans:
2031 Notes	480	495,544	-
2018 Notes	-	-	827,994
Leasing	6	6,169	23,783
Bank loans	-	-	43,409
Total non-current loans	486	501,713	895,185
Total loans(1)	562	580,110	1,027,079

(1)	Issuance expenses net.

(2)	Converted at the exchange rate of Ps.1,032.00 per U.S.$1.00, which was the selling exchange rate as of December 31, 2024.

 On October 11, 2023, CNV approved the extension of the maximum amount of the Global Notes Program from US$ 1,200 million to US$ 2,000 million and the extension of the validity period of the Program for an additional 5 years from the expiration of the term, with the new expiration of the Program being January 3, 2029.

On July 24, 2024, within the framework of the 2024 Program, the Company issued the 2031 Notes in accordance with the following characteristics:

Amount in U.S.$	490,000,000
Interest Rate	8,50% annual
Pricing	98,712%
	Date of Payment	Percentage on the Principal Amount to be Paid
Amortization	July 24 2031	100%
Frequency of Interest Payment	Semiannual, payable on January 24 and July 24 of each year.
Guarantor	None.

The net proceeds from the 2031 Notes were US$ 483,688,800. The Company used the net proceeds received to make a purchase and redemption of the 2018 Notes.

Covenants

As of December 31, 2024, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and transactions with related parties.

The Company may contract new debts under the following conditions, among others:

a.         To the extent that after contracting the new debt (i) the consolidated coverage ratio (ratio between consolidated EBITDA (consolidated income before financial results, income tax, depreciation and amortization) and consolidated interest) is equal to or greater than 2.0:1; and (ii) the consolidated debt ratio (ratio between consolidated debts and consolidated EBITDA) is equal to or less than 3.50:1.

b.          For the refinancing of outstanding financial debt.

c.          Originated by customer advances.

The Company may pay dividends under the following conditions: (i) the Company is not in default under 2031 Notes, and (ii) immediately after any dividend payment, the Company may incur new debts according to the provisions in point a. of the preceding paragraph.

Future Capital Requirements

As of December 31, 2024, our estimated material short-term and long-term contractual cash obligations consist of our borrowings, purchases of natural gas used in our Liquids Production and Commercialization business segment, and lease commitments and are detailed by maturity in Note 22 to our Financial Statements.

As it was mentioned before, we’re engaged in increasing our conditioning capacity in our Midstream business segment. for the year of 2025, we expect to invest U.S.$160 million to completed our current expansion project in Vaca Muerta area. For additional information see “Item 5.  Operating and Financial Review and Prospects—A. Operating Results—Midstream.”

Operation of our assets imply that we must incur in capital expenditures to comply with the safety and maintenance of our natural gas pipeline system and other facilities of our business segments.

We currently expect to continue to rely on cash flow from operations and short-term borrowings and other additional financing activities to finance capital expenditures in the near term.

Our level of investments will depend on a variety of factors, many of which are beyond our control. Among them we can mention changes in current regulations, including the status of negotiations with ENARGAS in order to conclude the RQT process, the development of the Vaca Muerta area and the increase in natural gas supply, changes in tax legislation, and the political, economic and social situation prevailing in Argentina.

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

Therefore, our primary market risk exposure is associated with changes in the foreign currency exchange rates because our debt obligations are denominated in U.S. dollars and 44% of our consolidated revenues were peso-denominated for the fiscal year ended December 31, 2024. Contributing to this exposure are the measures taken by the Government since the repeal of the Argentine Convertibility Act and the pesification of our regulated tariffs described elsewhere in this Annual Report. This exposure is mitigated in part by our revenues from our Liquids Production and Commercialization business segment, 87% of which are denominated in U.S. dollars for the year ended December 31, 2024. Likewise, 74% of the operating costs of this business segment for that period were denominated in U.S. dollars. For more information, see “Presentation of Financial and Other Information—Currency.”

We place our cash and current investments in high quality financial institutions in Argentina and the United States. Our policy is to limit exposure with any financial institution. Our temporary investments primarily consist of money market mutual funds and Government bonds.

Our strategy will remain focused on mitigating both the exchange rate risk arising from our liabilities in dollars and the effect of inflation on our liquidity. In a hyperinflationary accounting environment, maintaining monetary assets generates loss of purchasing power and maintaining monetary liabilities generates a gain in purchasing power; provided that such items are not subject to an adjustment mechanism that compensates to some extent for these effects. The monetary loss or gain is booked in the statement of comprehensive income. As of December 31, 2024 and 2023 we are maintaining a net asset monetary position.

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

General. Management of our business is vested in the Board of Directors. Our Bylaws provide for a board of directors consisting of a minimum of nine principal directors and nine alternate directors and a maximum of eleven principal directors and eleven alternate directors. In the absence of one or more principal directors, alternate directors will attend meetings of the Board of Directors. Principal directors and alternate directors are elected at an ordinary meeting of shareholders and serve one to three-year renewable terms, as resolved by the shareholders, subject to reelection. Effective and alternate directors shall remain in their positions until substituted by the shareholders. In December 2019, the board approved the rules of its internal operation.

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

Current Board of Directors members were designated at the 2024 Shareholders’ Meeting. All the member of our Board of Directors were appointed until the shareholders’ meeting that considers the financial statements as of December 31, 2024. The 2025 Shareholders’ Meeting to be held on April 30, 2025 will appoint a new Board of Directors until the shareholders’ meeting that considers the financial statements as of December 31, 2025.

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

Every year the Company hires a civil liability insurance coverage for directors, Syndics and officers. Such coverage is common practice among public companies who seek protection for such persons against shareholders’ and other parties’ claims.

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

Additional information regarding the occupation and employment background of each of our regular directors is set forth below:

Name	Date of Appointment	Term Expires *	Position	Position in Other Company
Horacio Jorge Tomás Turri	4/17/2024	2025	Chairman	Executive director Exploration and Production at Pampa Energía
Luis Alberto Fallo	4/17/2024	2025	Vice Chairman	Director of Sagua Argentina S.A.
Pablo Daniel Viñals Blake	4/17/2024	2025	Director	Partner at Marval O’Farrell Mairal Law Firm
María Carolina Sigwald	4/17/2024	2025	Director	Legal Executive director at Pampa Energía
Luis Rodolfo Secco	4/17/2024	2025	Independent Director	Economist
Carlos Alberto Olivieri	4/17/2024	2025	Independent Director	Independent Consultant
Carlos Alberto Di Brico	4/17/2024	2025	Independent Director	Public Accountant
Carlos Alberto Caffarini	4/17/2024	2025	Independent Director	Partner of the law firm Caffarini & Asociados
Federico Levy	4/17/2024	2025	Independent Director	Partnet at pharmaceutical industry
Jorge Romualdo Sampietro	4/17/2024	2025	Alternate Director	Senior Director at Petroquímica Cuyo
Gerardo Paz	4/17/2024	2025	Alternate Director	Pampa Energía’s legal affairs vice president
Francisco Antonio Macías	4/17/2024	2025	Alternate Director	Partner at Marval O’Farrell Mairal Law Firm
María Agustina Montes	4/17/2024	2025	Alternate Director	Legal affairs and compliance manager at Pampa Energía
Enrique Llerena	4/17/2024	2025	Independent Alternate Director	Partner at Llerena – Amadeo Law Firm
Santiago Alberto Fumo	4/17/2024	2025	Independent Alternate Director	Independent consultant
Martin Irineo Skubic	4/17/2024	2025	Independent Alternate Director	Manager of Alliances and New Business Development Latam South at Elli Lilly Interamerica
Hernán Castrogiovanni	4/17/2024	2025	Independent Alternate Director	Chief Strategy and Corporate Affairs Officer at the FGS-Anses
Gastón Marra	4/17/2024	2025	Independent Alternate Director	Advisor at the ANSES

*As mentioned above, Shareholders’ meeting to be held on April 30, 2025 will appoint a new Board of Directors.

Horacio Jorge Tomás Turri is currently Executive Director of Exploration and Production at Pampa Energía. From August 1997 to March 2000, Mr. Turri was Chief Executive Officer of Hidroeléctrica Piedra del Águila. From 1994 to 1997, he was Chief Executive Officer of Gener Argentina S.A. Prior to 1994, he was Development Assistant Manager at Central Puerto S.A. From 1990 to 1992, Mr. Turri worked as investment project’s analyst for the oil, gas, and electricity sectors at SACEIF Luis Dreyfus. He also worked at Arthur Andersen & Co. and Schlumberger Wireline in 1987-1990 and 1985-1987, respectively. He is CIESA’s Chairman, as well. Mr. Turri is an Industrial Engineer and received his degree at Instituto Tecnológico Buenos Aires. He was born on March 19, 1961.

Luis Alberto Fallo holds a degree in Accounting from the Universidad de La Plata and a Master’s degree in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies). He currently serves as Director of Simali S.A., Executive Director of Sagua Argentina S.A., President of Beau Lieu S.A., President of Finca de Los Andes S.A., Vice President of Vice President of Aguas de Santiago S.A., President of PEPCA S.A. and Vice President of CIESA, President of First Class Flights S.A., and Vice President of Hostería Las Balsas S.A. Since 1992 he has worked with Grupo Sielecki, the main and controlling shareholder of several companies to which he serves as Director. He was born on January 29, 1960.

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

María Carolina Sigwald has been a member of the Board of Directors of Pampa Energía since 2017 and serves as Executive Director of Legal Affairs of Pampa Energía. Ms. Sigwald worked at the legal department of Central Puerto S.A., and then served as an associate at the New York office at Chadbourne & Parke and then worked at the Corporation Interamericana de Inversiones (IIC) based in Washington. In 1998, Ms. Sigwald returned to Argentina and founded the firm Díaz Bobillo, Sigwald & Vittone, in which she served as an external consultant for energy companies. Before joining as a director at Pampa Energía, between 2015 and 2017, Ms. Sigwald was the director of regulatory and legal affairs at Edenor. Ms. Sigwald is also a member of the boards of CITELEC, CT Barragán, Transba, CIESA., Comercializadora e Inversora S.A., Pampa Energía Bolivia S.A., Fundación Pampa Energía and Vientos de Arauco Renovables S.A.U., among others. Ms. Sigwald holds a law degree with honors from University of Buenos Aires. She was born on November 15, 1967.

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

Carlos Caffarini holds a law degree from the UBA. During his professional career he has held several positions as advisor to various public administration bodies as well as participated in the drafting of various laws and regulations with an impact on the regulatory framework of national transport and logistics. Likewise, in his private practice she provides legal advice to several organisations and is a partner of the law firm Caffarini & Asociados. He was born on October 22, 1952.

Federico Levy holds a public accountant degree from the Universidad del Salvador and a specialization in capital markets from the Universidad del CEMA. Since September 2013 he acts as partner in a La Franco pharmacy. Previusly he acted as financial advisor in Banco Galicia.

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

María Agustina Montes is an alternate member of Pampa Energía’s Board of Directors. Energy. Ms. Montes is a lawyer graduated from the University of Buenos Aires. She currently works as Corporate Legal and M&A Manager of the Company, having joined the company in 2011. She has also She also worked at Cleary, Gottlieb, Steen & Hamilton in their New York office during 2014. Previously, Ms. Montes worked as an attorney at Bruchou, Fernandez Madero & Lombardi. Currently, Ms. Montes serves as a director of HINISA and Pampa Energía Bolivia S.A., and as an alternate director of Enecor, S.A., and as a member of the board of directors of Enecor, S.A. alternate director of Enecor and, HIDISA, Transba, TGS, CITELEC, CTB, Digipa S.A., CISA, VAR and Autotrol. Ms. Montes serves as president of Trovinver S.A. She was born on September 28, 1981.

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

Hernán Castrogiovanni holds a degree in organizational management and a master’s degree in energy from the University of Buenos Aires. He is currently Chief Strategy and Corporate Affairs Officer at the FGS-Anses, where he has been working since 2004.

Gastón Marra holds degrees in business administration and organizational information systems, both from the University of Buenos Aires. He currently works as an advisor to the general management at ANSES where he has held various positions since 2014. He was born on August 17, 1970.

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

Below is a description of the main activities currently carried out by each of our executive officers, together with the biographical information thereof:

Oscar Jose Sardi received a Mechanical Engineering degree from the Universidad Nacional de Rosario and holds a major in Natural Gas from the Universidad de Buenos Aires. He also participated in a General Administration Program at the Universidad Austral. He worked for GdE between 1983 and 1992 and since then, he has held different positions in our operations area. In April 2005, he was designated as our Service Vice President, and subsequently appointed as our Operations Director from October 2016 until April 2019, when he was appointed as our CEO. He also acts as President of Telcosur. He was born on September 1, 1955.

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

Alejandro Mario Basso received a Public Accounting degree from the Universidad de Buenos Aires. He worked for Compañía Naviera Pérez Companc from 1987 to 1992, and for Quitral-Co S.A. from 1992 to 1994. From 1994 to 1998, he acted as our Planning and Corporate Control Manager, and between September 1998 and March 2008, he was our Planning and Control Vice President. Between March 2008 and October 2016, he acted as our Management Control and Corporate Governance Vice President. In October 2016, he was designated as our CFO and Services Vice President. He also acts as Vice president of Telcosur S.A. and Gas Link S.A. He was born on October 13, 1961.

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

Juan Ignacio de Urraza holds a degree in Chemical Engineering from the Universidad Nacional de La Plata. He completed several postgraduate courses in Strategic Management, Business Management, Management Development, Management Development and Advanced Leadership. Between March 1991 and July 1992, he worked at the Instituto de Investigaciones Fisicoquímicas, Teóricas y Aplicadas as a researcher in the Corrosion Department. From September 1992 to January 1993, he worked as a fellow at Petroken Petroquímica Ensenada. From July 1993 to September 1994, he worked first as a Process Engineer and then as a Consultant at A&C Analistas Económicos y Consultores de Empresas. Between November 1994 and February 2005 he held different positions in Metrogas. In March 2005 he joined us as Liquids Commercial Head, until September 2007, when he took over as Natural Gas Liquids Commercial Manager. In November 2020 he was appointed Business Director. He was born on September 27, 1969.

Rubén De Muria received a Public Accountant degree from the Universidad de Buenos Aires. He obtained a master’s degree in Regulations of Gas and Electricity Industries from CEARE. He worked for Chase Manhattan Bank Argentina and Perez Companc S.A. between 1985 and December 1992. In December 1992, he joined us as member of the Regulatory Matters and Rates Department. In August 2006, he was promoted to Regulatory Matters and Rates Manager. In December 2015, he was appointed as Institutional and Regulatory Affairs Executive Manager, and, finally in January 2018, as Institutional and Regulatory Affairs Vice President. He was born on January 31, 1964.

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

The remuneration paid by us during the year 2024 to the members of our Board of Directors and executive officers amounted to Ps. 731 million and Ps. 2,671 million, respectively. We do not grant pension or retirement plans or other benefits to members of our Board of Directors or to our executive officers.

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

-	oversee compliance with the Code of Ethics (see “Item 16B.Code of Ethics”); and other relevant rules;

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

The aggregate compensation paid by us for the fiscal year ended December 31, 2024 to the members of the Audit Committee was Ps. 262 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

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

The aggregate compensation paid by us for the fiscal year ended December 31, 2024 to the members of the Statutory Committee was Ps. 138 million. We do not provide pension, retirement or similar benefits for syndics and alternate syndics.

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

José Daniel Abelovich obtained a degree in Accounting from the Universidad de Buenos Aires. He was  a founding member and partner of Abelovich, Polano & Asociados S.R.L during 35 years and now partner in the Accounting Firm Lisicki, Litvin  & Abelovich a member firm of Nexia International. Formerly, he was Manager of Harteneck, López y Cía/Coopers & Lybrand . He is a member, among others, of the supervisory committees of Cresud SA, IRSA SA, Hoteles Argentinos SA, Banco Hipotecario S.A. and CIESA He was born on July 20, 1956.

Valeria Fortti obtained a degree in accounting and a bachelor in Administration form the Universidad de Buenos Aires. She also holds a master’s in business administration from the same university. Since 1994, she has been a trustee in the Argentine National Auditing Commission. She is also a member of the supervisory committees of Emprendimientos Energéticos Binacionales S.A., Nucleoeléctrica Argentina S.A. and TELAM S.E. She was born on December 20, 1973.

Fernando Pedro Tetamanti obtained a degree in Accounting from the Universidad de Belgrano. He is partner of Tycompany advisors.

Marcelo Héctor Fuxman obtained a degree in Accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is also a member, among others, of the supervisory committees of Cresud, IRSA, Inversora Bolívar and Banco Hipotecario S.A. He was born on November 30, 1955.

Compensation Committee

We do not have a compensation committee. Compensation decisions are made by our senior management.

Corporate Governance Practices; NYSE Requirements

See “Item 16G.          Corporate Governance.”

D.	Employees

The following table sets out the number of employees per department as of December 31, 2024, 2023 and 2022:

	Number of Employees as of December 31,
Department	2024	2023	2022
General	3	2	2
Administration, Finance and Services	121	121	118
Human Resources	31	29	27
Legal Affairs	11	11	11
Public and Regulatory Affairs	11	12	11
Safety and Environmental	28	30	30
Business	73	72	73
Internal Audit	4	5	4
Operations	865	840	814
Trainees program	-	3	5
Total	1,147	1,125	1,095

The following table sets out the number of employees according to geographical location as of December 31, 2024, 2023 and 2022:

	Number of Employees as of December 31,
Location	2024	2023	2022
City of Buenos Aires	302	301	290
Province of Buenos Aires	438	445	444
Province of Chubut	53	55	54
Province of La Pampa	17	17	14
Province of Neuquén	185	156	141
Province of Río Negro	65	63	65
Province of Santa Cruz	84	85	84
Province of Tierra del Fuego	3	3	3
Total	1,147	1,125	1,095

As of December 31, 2024, 2023 and 2022, the number of temporary employees working for us was 60, 55 and 51, respectively.

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

Our collective bargaining agreements with our unions were approved by the competent Argentine authority and maintain their ultra-activity as established by current legislation. Regarding the salary corresponding to 2024, we signed agreements for the period of April 2024 to March 2025. This is a consequence of the fact that tgs salary period comprises from the month of April of each year to the month of March of the following year. We are currently in negotiations with trade unions to conclude bargaining agreements for the period April 2025 – March 2026, but the status of this negotiation remains uncertain.

As of December 31, 2024, approximately 79% of our workforce is under trade union representation, having the same employment benefits. The unions that represent such employees are Unión del Personal Superior del Gas, Federación Argentina del Gas Natural de la República Argentina (which groups the unions of the capital, Bahía Blanca and Patagonia Sur) and Sindicato de Trabajadores de la Industria del Gas Natural Derivados y Afines of Neuquén and Río Negro.

E.	Share Ownership

As of April 17, 2024, the following members of our board of directors and our senior management had an ownership interest in our Class B shares of: Carlos Olivieri (0.001%), Carolina Sigwald (0.005%), Martín Skubic (0.001%) and Oscar Sardi (0.005%).

Class B shares held by directors and trustees do not have different voting rights than the other shareholders holding either Class A or Class B Shares. The directors, trustees and senior executives of the Company do not have options regarding the Company’s shares. There are no agreements that grant participation to employees in the assets of the Company, including the issuance or granting of options, shares or any other negotiable value.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information with respect to each shareholder known to us to beneficially own five percent or more of our common stock as of March 31, 2025:

Name of Beneficial Owner	Number of Shares(1)		Percent of Total Common Shares	Class
CIESA	405,192,594		51.00%	A
FGS	190,685,633		24.00%	B
Holders through BYMA	77,500,669		9.76%	B
Treasury shares(2)	41,734,225		5.25%	B
ADRs through Citi	79,382,162	(1)	9.99%	B
Total	794,495,283		100.00%	--

(1)	Equivalent to 15,876,432 ADRs.

(2)
After having received the approval of the ENARGAS the 2025 Shareholders´ Meeting will decide the capital reduction of our common stock due to the cancellation of 41,734,225 treasury shares and the corresponding amendment of our by-laws.

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

Pursuant to the Pliego and the terms of the 2031 Notes, CIESA may not reduce its shareholding below 51% of our share capital.

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

Shareholders’ Agreement

As a result of changes in the shareholding of our controlling company, CIESA, a shareholders’ agreement was signed on May 17, 2011 (the “Shareholders’ Agreement”). This agreement governs certain matters relating to shareholder participation in CIESA and in us. This agreement grants the shareholders different rights and obligations with respect to us and CIESA, mainly regarding the designation of the members of our Board of Directors and our Statutory Committee.

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

Acts that require special approval of the Board of Directors. The Shareholders’ Agreement determines which decisions must be approved by an absolute majority of our Directors, including, among others: (i) the approval of the sale of assets outside the ordinary course of business; (ii) the approval of the annual budget and any modification thereof; (iii) approval to borrow or incur operating expenses in an amount that exceeds, in both cases, more than 10% of the amount approved in the annual budget; (iv) the approval to establish or modify wage and compensation policies; and (vi) the termination or extension of the SATFO.

Changes in the shareholders’ structure of CIESA

For more information to respect of the changes in the shareholding composition of CIESA see above. On its behalf, the mentioned share changes were duly authorized by ENARGAS and by the National Commission of Defense of Competition of Argentina.

Repurchase of Shares

On May 9, 2018, our Board of Directors approved a first program for the acquisition of our Shares in the open market. Since then, our Board of Directors has approved new share repurchase programs. For additional information of such programs, please see “Item 16E.Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers.” As of December 31, 2021, we had 41,734,225 treasury shares, representing 5.25% of the total share capital. The acquisition cost of the same in the market amounted to Ps. 74,083 million (together with the trading premium on treasury stock of Ps. 21,491 million) which, in accordance with the provisions of Title IV, Chapter III, article 3.11.c) and e) of the CNV’s Rules, restricts the amount of the realized and liquid gains mentioned above that we may distribute to our shareholders.

On April 4, 2022, the Shareholders Meeting approved the extension of the holding period for treasury shares in the portfolio was approved for 3 years starting from their expiration, that is, until November 11, 2025. The Shareholders Meeting to be held on April 30, 2025, has as an agenda item, the consideration of the decision to cancel the treasury shares held in the portfolio.

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

The objective of this financial lease was to finance the acquisition of property, plant and equipment located in the Río Neuquén hydrocarbon area for a net book value of Ps. 11,540 million, which allowed us to expand our midstream services provided in that area.

The details of significant transactions with related parties as of December 31, 2024, are as follows:

Revenues				Costs				Financial results
Company	Natural Gas Transportation	Production And Commercialization of Liquids	Midstream	Gas Purchase and others	Compensa- tion for technical assistance	Revenues for administrative services	Selling expenses	Interest expenses	Interest income / fair value results
	(in thousands of pesos)
Controlling shareholder:
CIESA	-	-	-	-	-	145	-	-	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	17,086,616	16,099,079	49,612,454	34,550,518	26,405,660	-	-	1,365,343	-
tgs´ associates with significant influence:
Link	-	-	302,193	-	-	-	-	-	-
Other related companies:
SACDE.	-	-	217,663	-	-	-	-	-	-
Comercializadora e inversora S.A.	2,107,038	-	-	-	-	-	-	-
Transener S.A.	-	-	376	-	-	-	-	-	-
CT Barragan	-	-	128,844	-	-	-	-	-	784,372
Fundación tgs	-	-	-	-	-	-	540,845	-	-
Total	19,193,654	16,099,079	50,261,530	34,550,518	26,405,660	145	540,845	1,365,343	784,372

Additionally, during the year ended December 31, 2024, the Company received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., construction engineering services for Ps. 131,330,449 which are capitalized within the balance of property, plant and equipment.

As of December 31, 2024, we have a balance of Ps. 20,471 million corresponding to dollar linked notes issued by CT Barragán S.A. and Pampa Energía.

For additional information regarding revenues, costs, and outstanding balances relating to transactions with related parties as of and for the year ended December 31, 2024, see Note 21 to our Financial Statements included in this Annual Report on Form 20-F.

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

On June 4, 2021, we filed an extraordinary federal appeal against the sentence of the Chamber, which was answered by ENARGAS and the Government and was granted by the Court of Appeals itself on July 14, 2021.

On August 4, 2021, we submitted a complaint to the Supreme Court of Justice of the Nation (“CSJN”) regarding the partial denial of the extraordinary federal appeal related to the objection of arbitrariness. The ongoing process is currently being handled by Secretary No. 4 of the CSJN. The primary case file was forwarded to the CSJN on August 20, 2021 and is presently under review.

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

Regarding the last extension of the precautionary measure, expired on July 1, 2021, tgs has not requested a new extension, due to the premature procedural stage in which the appeal filed against the judgment of the Chamber is found. On December 16, 2024, the file was sent to the Attorney General’s Office, with no news received as of the date.

Given the complex procedural instance, the nature of charge 2067, the background presented in this and other legal cases initiated against charge 2067, as of the date of issuance of this Annual Report, it is not possible to make a definitive quantification of the amount that should be paid by tgs in case of not obtaining a favorable ruling from the Supreme Court, while an eventual demand for payment in the current circumstances may be challenged and questioned by us in the framework of the corresponding administrative and judicial instances, where the amount of the charge may be debated.

Other Litigation

Below is a description of certain other litigation in which we are involved. No assurances can be provided as to the outcome of these proceedings.

Environmental matters

We are subject to extensive environmental regulations in Argentina. Our management believes that our current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. We have not incurred in material environmental liabilities as a result of our operations to date. As of December 31, 2024 and 2023, the total amount of these provisions amounted to Ps. 91.1 million and Ps. 176.6 million, respectively.

Others

In addition to the matters discussed above, we are a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. Our management and our legal advisors estimate that the outcome of these differences will not have significant adverse effects on our financial position or results of operations. As of December 31, 2024 and 2023, the total amount of these provisions amounted to Ps. 330.0 million and Ps. 366.7 million, respectively.

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

Further, our ability to make dividend payments may be limited by covenants in our existing debt instruments or in debt instruments we enter into in the future, and by our subsidiaries’ ability to generate income and cash flows to pay dividends to us. In particular, under the indenture dated July 24, 2024 (the “2031 Notes Indenture”), entered into with Delaware Trust Company as trustee, co-registrar, paying agent and transfer agent, and Banco Santander Rio S.A., as registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina, relating to the issuance of our medium-term note program 8.500% senior notes due 2031 (the “2031 Notes”), we may pay dividends as long as immediately after giving effect to such dividend payment we are able to incur at least U.S.$1.00 (other than “Permitted Indebtedness” as defined in the 2031 Notes Indenture) under the limitation of debt covenant of the 2031 Notes Indenture. To incur debt (other than Permitted Indebtedness), the 2031 Notes Indenture requires that (i) no default exists under the 2031 Notes Indenture at the time of such incurrence and (ii) (a) the Consolidated Coverage Ratio (as defined in the 2031 Notes Indenture, which is the ratio of our consolidated adjusted EBITDA to our consolidated interest expense) would be greater than or equal to 2.0:1.0; and (b) the Consolidated Debt Ratio (as defined in the 2031 Notes Indenture, which is the ratio of our consolidated total indebtedness to our consolidated adjusted EBITDA) would be less than or equal to 3.50:1.0. See “Item 10. Additional Information—C. Material Contracts—Debt Obligations.”

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

A summary of the dividends declared and paid during the five most recent fiscal years is set forth below:

Dividends declared and paid
Year ended December 31,	(in millions of Ps.)(1)	(in millions of U.S.$)(2)	(Ps.per share)(1)	(U.S.$ per share)(2)	(U.S.$ per ADS)(2)
2020	-	-	-	-	-
2021	-	-	-	-	-
2022	-	-	-	-	-
2023	-	-	-	-	-
2024	-	-	-	-	-

(1)	Stated in Ps.at Current Currency.

(2)	Stated in U.S. dollars translated from pesos at the exchange rate in effect on the payment date.

The General Annual Shareholders’ Meeting held on April 17, 2024 approved to allocate Ps. 2,560.6 million to the Legal Reserve and to create a Ps. 1,079,252 million “Reserve for capital expenditures, acquisition of treasury shares and/or dividends” (the “2024 Reserve”) and to delegate to the Board of Directors the decision to use the 2024 Reserve to make investments, distribute dividends or repurchase stock. The amount of the 2024 Reserve will be restated in constant pesos at any given time pursuant to CNV Resolution No. 777/2018. To determine the maximum distributable amount out of the 2024 Reserve, the restated amount of the stock that has actually been repurchased and the additional paid-up capital must be determined in advance, since an amount equal to such stock already repurchased cannot be released to shareholders pursuant to the provisions of the CNV Rules.

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

According to data provided by the Depositary, as of March 31, 2025, there were 15,876,432 ADSs outstanding. Such ADSs represented approximately 9.99% of the total number of issued and outstanding Class B Shares as of such date.

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

Bylaws amendments

After having received the ENARGAS approval for the reduction of 41,734,225 class B shares due to the cancellation of our treasury shares, it will be put into consideration to the Annual General, Special and Class Meeting to be held on April 30, 2025 the following items:

•
Capital reduction due to cancellation of tgs’ treasury shares for an amount of AR$ 41,734,225 representing 41,734,225 class B book-entry shares of a nominal value of AR$ 1 each and entitled to 1 vote per share.

•	Amendment of Section 5, 6 and 13 of our Bylaws.

•	Consolidated version of tgs’ Bylaws which is presented below:

SECTIONS IN FORCE	AMENDMENT PROPOSED

SECTION 5. The capital stock and its evolution shall be recorded in the Company’s financial statements as it may result from the capital increases registered with the Public Registry of Commerce and shall be represented by common Class A, Class B and Class C shares. The capital stock may be increased by decision of the Shareholders’ Meeting without any limitation and without the need to amend the Bylaws. Shares shall be issued in book-entry form, of a nominal value of One (1) Peso each and entitled to One (1) vote per share. Class C Shares shall remain under the regime of the Stock Ownership Program [Programa de Propiedad Participada] in compliance to the provisions of Chapter III of Law 23,696. Class C shares for which the purchase price has been fully paid by purchaser, may be converted into Class B shares at the request of the holders thereof, after three years have elapsed from the organization of the Corporation.-

SECTION 5. The capital stock and its evolution shall be recorded in the Company’s financial statements as it may result from the capital increases registered with the Public Registry of Commerce and shall be represented by common Class A and Class B ~~and Class C~~ shares. The capital stock may be increased by decision of the Shareholders’ Meeting without any limitation and without the need to amend the Bylaws. Shares shall be issued in book-entry form, of a nominal value of One (1) Peso each and entitled to One (1) vote per share. ~~Class C Shares shall remain under the regime of the Stock Ownership Program [Programa de Propiedad Participada] in compliance to the provisions of Chapter III of Law 23,696. Class C shares for which the purchase price has been fully paid by purchaser, may be converted into Class B shares at the request of the holders thereof, after three years have elapsed from the organization of the Corporation.-~~

SECTION 6. The issue of common shares corresponding to future capital increases shall be made in the following proportion: − FIFTY-ONE PER CENT (51%): Class A shares and FORTY-NINE PER CENT (49%): the addition of Class B and Class C shares, and the same proportion existing between these two classes at the moment such issue was decided shall be maintained. Class A, Class B and Class C shareholders shall be entitled to preemptive rights in the subscription for new shares to be issued by the Company, within their same class and in proportion of their respective holdings, and they shall be entitled to exercise purchase option pursuant to Section 194 et seq. of Law No. 19,550. Should any balance of unsubscribed shares remain, such shares may be offered to third parties. When Class C shares are issued and offered for subscription, the term of payment shall be the maximum term authorized by law.-

SECTION 6. ~~The issue of common shares corresponding to future capital increases shall be made in the following proportion: − FIFTY-ONE PER CENT (51%): Class A shares and FORTY-NINE PER CENT (49%): the addition of Class B and Class C shares, and the same proportion existing between these two classes at the moment such issue was decided shall be maintained.~~ Class A shares shall represent FIFTY-ONE PERCENT (51%) or more of the capital stock, while Class B shares shall represent the remaining capital stock. Class A and Class B ~~and Class C~~ shareholders shall be entitled to preemptive rights in the subscription for new shares to be issued by the Company, within their same class and in proportion of their respective holdings, and they shall be entitled to exercise purchase option pursuant to Section 194 et seq. of Law No. 19,550. Should any balance of unsubscribed shares remain, such shares may be offered to third parties. ~~When Class C shares are issued and offered for subscription, the term of payment shall be the maximum term authorized by law.-~~ The Company’s Board of Directors, at the request of Class A shareholders, may convert common Class A shares into common Class B shares, provided that, at the time of conversion, no regulatory restrictions exist and that, following such conversion, Class A shares continue to represent at least 51% of the capital stock.

SECTION 13. Pursuant to the Stock Ownership Program referred to in Section 5, the Corporation shall issue, in favor of its employees belonging to any hierarchy, Employees’ Participation Bonds pursuant to the terms of article 230 of Law 19,550 (R.T. Decree number 841/84), so as to distribute among beneficiaries a percentage of the profits for the year, after taxes, equivalent to ZERO POINT TWENTY-FIVE PER CENT (0.25%). Interests corresponding to the bonds shall be paid to beneficiaries at the time payment of dividends is made. Certificates representing Employees’ Participation Bonds shall be delivered by the Corporation to the holders thereof. Such Employees’ Participation Bonds shall be personal and non-transferable and ownership thereof shall terminate at the time the labor relationship concludes, regardless of the reason, and the same shall not grant to other bondholders any right to accretion. The Corporation shall issue a numbered certificate for each holder, which shall bear the quantity of bonds corresponding thereto. Such certificate shall be required to exercise bondholder’s rights. Each payment shall be evidenced therein. Bond issue conditions shall only be modified by resolution adopted in a special Meeting called pursuant to the terms of articles 237 and 250 of the Companies Act. Interest corresponding to bondholders shall be calculated as expenses and shall be due under the same conditions than the dividends. In case of issue of shares corresponding to future capital increases in which Class “C” shares had not been fully paid-in, up to 50% of the interest corresponding to each holder of class “C’’ shares could be applied to the payment of the balance owed.-

~~SECTION 13. Pursuant to the Stock Ownership Program referred to in Section 5, the Corporation shall issue, in favor of its employees belonging to any hierarchy, Employees’ Participation Bonds pursuant to the terms of article 230 of Law 19,550 (R.T. Decree number 841/84), so as to distribute among beneficiaries a percentage of the profits for the year, after taxes, equivalent to ZERO POINT TWENTY-FIVE PER CENT (0.25%). Interests corresponding to the bonds shall be paid to beneficiaries at the time payment of dividends is made. Certificates representing Employees’ Participation Bonds shall be delivered by the Corporation to the holders thereof. Such Employees’ Participation Bonds shall be personal and non-transferable and ownership thereof shall terminate at the time the labor relationship concludes, regardless of the reason, and the same shall not grant to other bondholders any right to accretion. The Corporation shall issue a numbered certificate for each holder, which shall bear the quantity of bonds corresponding thereto. Such certificate shall be required to exercise bondholder’s rights. Each payment shall be evidenced therein. Bond issue conditions shall only be modified by resolution adopted in a special Meeting called pursuant to the terms of articles 237 and 250 of the Companies Act. Interest corresponding to bondholders shall be calculated as expenses and shall be due under the same conditions than the dividends. In case of issue of shares corresponding to future capital increases in which Class “C” shares had not been fully paid-in, up to 50% of the interest corresponding to each holder of class “C’’ shares could be applied to the payment of the balance owed.-~~

C.	Material Contracts

Debt Obligations

2031 Notes

On July 24, 2024, we issued the 2031 Notes in the aggregate principal amount of U.S.$490 million, the proceeds of which were used to redeem all of our then outstanding 6.750% of the 2025 Notes pursuant to (i) a tender offer to purchase for cash (the “Tender Offer”) any and all of our 2018 Notes launched on July 15, 2024, which expired on July 19, 2024, and (ii) the optional redemption provisions of the 2018 Indenture. On July 24, 2024, U.S.$299,439,000 in aggregate principal amount of the 2018 Notes (or approximately 63.67% of the 2018 Notes then outstanding), were redeemed pursuant to the Tender Offer and the remaining 2018 Notes were redeemed on July 31, 2024 pursuant to the provisions of the 2018 Indenture.

The 2031 Notes were issued pursuant to the program, which provides for the issuance of up to a maximum principal amount of U.S.$2,000 million in notes, and was authorized by resolutions of an extraordinary shareholders’ meeting dated April 25, 2013, April 13, 2017 and April 19, 2023, and by resolutions of our Board of Directors adopted on July 23, 2013, December 23, 2013, June 29, 2017, August 7, 2023 and July 15, 2024. The program was also authorized by the CNV by Resolution No. 17,262 dated January 3, 2014, Resolution No. 18,938 dated September 15, 2017 and Resolution No. DI-2023-52-APN-GE# dated October 11, 2023.

The scheduled maturity date of the 2031 Notes is July 24, 2031. The 2031 Notes accrue interest at an annual fixed rate of 8.500%, payable semiannually.

We are also permitted to redeem the 2031 Notes in whole, but not in part, at a price equal to 100% of the principal amount outstanding if, as a result of any change in, or amendment to, the laws or regulations of Argentina or any governmental authority thereof or therein having power to tax or as a result of any change in the application or official interpretation of such laws or regulations, we become obligated to pay additional amounts with respect to the 2031 Notes and cannot avoid such obligation by taking reasonable measures available to us.

In the event that the Republic of Argentina, directly or indirectly, through any one or more controlled entities, as a result of a condemnation, nationalization, confiscation, seizure, compulsory acquisition, expropriation or otherwise under power of eminent domain becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of at least 51% of our outstanding shares with voting power, holders of the 2031 Notes are entitled to require us to purchase all or a portion of the 2031 Notes at a price in cash equal to 101% of the principal amount of the 2031 Notes so purchased. The 2031 Notes are general, direct, unsecured and unsubordinated obligations and rank at all times pari passu in all respects, without any preference among themselves, with all of our other present and future unsecured and unsubordinated obligations, other than obligations preferred by statute or by operation of law.

Covenants

We are subject to several restrictive covenants under the terms of the 2031 Notes, which include, among others, the following:

•
limitations on our ability to terminate our License or take any action that, in our reasonable opinion, would result in the termination of the License. We may not agree to amend or waive any terms of the License unless such amendment or waiver would not, in our reasonable opinion, adversely affect (i) our ability to meet our obligations under the 2031 Notes on a timely basis or (ii) any material rights or interest of the trustee or the holders under the indenture or the 2031 Notes;

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

•	a limitation on our and our subsidiaries’ ability to sell our assets; and

•	a limitation on our and our subsidiaries’ ability to enter into a merger, consolidation or similar transaction.

Events of Default

The 2031 Notes include the following events of default, among others:

•	default in the payment of principal, interest or any other amount due under the terms of the 2031 Notes after a specified grace period with respect to payments other than principal;

•	breach of obligations contained in the 2031 Notes after a specified cure period;

•	cross-default and cross-acceleration with respect to other debt obligations with an aggregate principal amount equal to or exceeding U.S.$50 million;

•	the occurrence of certain bankruptcy events or enforcement proceedings;

•	enforcement of monetary judgments exceeding U.S.$50 million; and

•	the occurrence of certain material adverse events with respect to our License, such as the revocation, suspension for a period of greater than 180 days or termination of the License.

Lease with Pampa Energía

On August 11, 2016, we entered into a financial lease agreement with Pampa Energía. Starting on such date and for a term of nine years and 11 months (the “Leasing Payment Term”), Pampa Energía is leasing to us certain assets for a book value as of December 31, 2024 of Ps. 11,454 million, which we utilize in our Midstream business segment. Monthly lease payments to Pampa Energía amount to U.S.$0.6 million, before taxes.

Within 30 days of the expiration date of the Leasing Payment Term, we may exercise the option to purchase the assets leased to us under the agreement. The purchase option price will be equivalent to U.S.$0.6 million before taxes.

For additional information, see Note 13 to our Financial Statements included under “Item 18. Financial Statements.”

D.	Exchange Controls

The following is a description of the main regulations of the BCRA regarding capital inflows and outflows in Argentina. For further details on the full scope of the current foreign exchange control restrictions and regulations, investors should seek advice from their legal advisors and review the applicable regulations referenced in the 20-F, which are available on the Argentine Ministry of Economy website: https://www.argentina.gob.ar/economia, or on the BCRA website: www.bcra.gob.ar. None of the information contained on either website is incorporated by reference into this 20-F.

On September 1, 2019, the Government enacted Decree No. 609/2019 (as amended and/or modified, the “Decree 609”), which permanently imposed controls through Decree No. 91/2019. Through Decree 609/2019, the Executive Branch reinstated foreign exchange controls and authorized the BCRA to (a) regulate access to the Foreign Exchange Market (the “Foreign Exchange Market”) for purchasing foreign currency and making payments abroad; and (b) establish regulations to prevent practices and transactions aimed at circumventing the measures adopted under Decree 609 through the use of securities and other instruments.

The consolidated text of the Foreign Exchange and External Sector Regulations is currently outlined in Communication “A” 8191 (as subsequently modified and supplemented by BCRA communications, the “Foreign Exchange Regime”). Below is a brief summary of the current foreign exchange control regulations.

The BCRA requested the CNV to implement aligned measures to prevent evasive practices and transactions. In this regard, the CNV, in line with Article 3 of Decree 609, established various measures to prevent such practices and transactions.

Specific Provisions for Inflows through the Foreign Exchange Market

Export of Goods

As a general rule, exporters of goods must bring in and settle foreign currency earnings in pesos through the Foreign Exchange Market within different timeframes depending on certain factors (type of exported products, relationship between exporter and importer, etc.). Regardless of the maximum timeframes established in each case, payments for exports must be brought in and settled in the Foreign Exchange Market within 20 (twenty) business days from the date of receipt. However, the ability to use this timeframe will be subject to compliance with the deadlines set forth in the Foreign Exchange Regime for each type of good.

Until April 2025, pursuant to Decree No. 28/2023 published on December 13, 2023 (“Decree 28/2023”), 80% of the foreign currency proceeds from exports had to be settled through the Foreign Exchange Market while the remaining 20% could be settled through securities transactions involving the purchase of securities settled in foreign currency and their subsequent sale settled in local currency within Argentina. On April 14, 2025, Decree No. 269/2025 repealed Decree 28/2023 and expressly established that the foreign currency proceeds from such exports shall be governed by the general provisions set forth in Decree 609 and its amending and supplementary regulations. Exporters of the goods included in the MERCOSUR Common Nomenclature (NCM) shall pay export duties, taxes, and other applicable charges pursuant to the terms, deadlines, and conditions set forth under the current regulations, applying the corresponding export duty rate based on the foreign exchange settlement regime described above.

If the client is a Unique Project Vehicle (“VPU”) adhered to the Incentive Regime for Large Investments (“RIGI”) and has declared before the Ministry of Economy its intention to benefit from the provisions of Article 198 of Law 27,742 “Foundations and Starting Points for the Freedom of Argentinians” (the “Foundations Law”) concerning the collection of export proceeds for goods and services, the income and settlement percentages set forth in Sections 14.1.1. and 14.1.2. of the Foreign Exchange Regime will apply, as appropriate.

Sale of Non-Produced Non-Financial Assets

The consideration received by residents for the sale of non-produced non-financial assets to non-residents must be brought into the country in foreign currency and settled in the Foreign Exchange Market within 20 (twenty) business days from the date of receipt of funds in Argentina or abroad, or their crediting to foreign accounts.

Regarding funds received or credited to foreign accounts, compliance with the entry and settlement requirement may be deemed met up to the equivalent amount of usual expenses debited by foreign financial entities for the transfer of funds to Argentina.

Export of Services

As a general rule, payments for services provided by residents to non-residents must be brought in and settled in the Foreign Exchange Market within a maximum period of 20 (twenty) business days from the date of receipt abroad or in Argentina, or their crediting to foreign accounts. There are exceptions to the obligation to settle in the Foreign Exchange Market the foreign currency received as consideration for certain exports of specific services expressly contemplated in Section 2.2.2 of the Foreign Exchange Regime, subject to prior compliance with various requirements set forth therein for both individuals and legal entities.

If the client is a VPU adhered to the RIGI and has declared before the Ministry of Economy, the authority in charge of RIGI, its intention to benefit from the provisions of Article 198 of the Foundations Law (which establishes that such VPUs are not required to bring in or settle in the Foreign Exchange Market the foreign currency obtained for concepts other than the export of products, including services), the exception set forth in Section 14.1.3 of the Foreign Exchange Regime will apply. This section establishes that collections for services rendered to a non-resident by a VPU holding a project under the RIGI will be exempt from the requirement to bring in and/or settle the total foreign currency proceeds, provided that the service was rendered or accrued from the date of the VPU’s startup as reported by the Ministry of Economy to the BCRA.

Provided the requirements set forth in Section 7.9 of the Foreign Exchange Regime are met, collections for service exports may be used for the repatriation of direct investment contributions or the repayment of principal and interest on: (i) External Financial Indebtedness, (ii) publicly registered debt securities in Argentina that do not qualify as External Financial Indebtedness, denominated in foreign currency and whose services are payable in foreign currency, provided that the total funds obtained have been settled in the Foreign Exchange Market.

Additionally, provided that the specific requirements established in Sections 3.11.3 and 7.9.5 of the Foreign Exchange Regime are met, it is allowed for collections from service exports to be accumulated in accounts opened in local or foreign financial institutions, for the amounts required in debt contracts, to guarantee the payment of capital and interest services of External Financial Indebtedness and/or debt securities registered in Argentina that do not qualify as External Financial Indebtedness, denominated in foreign currency and whose services are payable in foreign currency, provided that the total funds obtained have been settled in the Foreign Exchange Market.

Specific Provisions for Outflows through the Foreign Exchange Market

Import of Goods and Services

Regarding access to the Foreign Exchange Market for the payment of imports of goods with Customs Entry registration from December 13, 2023, the following must be verified:

1.   Payment deadlines, regarding to import transactions registered prior to April 14, 2025, shall be as follows: (a) From the date of customs entry registration, payment may be made for the following goods, among others: petroleum gases and other gaseous hydrocarbons (subchapter 2711 of the NCM). (b) For all other goods, payment may be made starting 30 (thirty) calendar days from the date of customs entry registration.

Pursuant to the provisions of Communication “A” 8226, for the importation of all types of goods registered as from April 14, 2025, the term established under this section shall be reduced to zero (0) calendar days as from the date of customs clearance (“registro de ingreso aduanero”)

2.   Deferred payments for new imports of goods with customs entry registration from December 13, 2023, before the deadlines established in point (1) above, may be processed when, in addition to complying with other applicable regulatory requirements, the payment falls within the situations provided for in Section 10.10.2 of the Foreign Exchange Regime, which covers various types of financing.

3.   Payments for imports with pending customs registration require prior approval from the BCRA, except when, in addition to complying with all other applicable requirements, the payment falls within the situations outlined in Section 10.10.2 of the Foreign Exchange Regime.

4.    Payments for imports of goods with customs entry registration before December 12, 2023, require prior approval from the BCRA, except for the exceptions detailed in Section 10.11 of the Foreign Exchange Regime.

For the payment of services provided by non-residents, the following provisions apply:

1.   Entities may grant access to the Foreign Exchange Market without prior approval from the BCRA to make payments for services provided by non-residents, as well as for new imports of services rendered or accrued from December 13, 2023, when it is verified that, in addition to meeting all other applicable regulatory requirements, the payment falls within specific situations.

2.    Regarding services provided by non-residents rendered and/or accrued until December 12, 2023, prior approval from the BCRA will be required, except for specific exceptions.

Formation of External Assets and Derivative Transactions

In general, prior approval from the BCRA is required for the formation of external assets (e.g., purchase of foreign currency, among others) and for derivative transactions carried out by legal entities that are not authorized exchange operators, local governments, mutual funds, and other legal structures established in Argentina.

Debt Securities Subscribed Abroad and External Financial Indebtedness

Debt securities with public registration abroad, other financial indebtedness abroad, and debt securities with public registration in Argentina that are denominated in foreign currency and fully subscribed abroad (collectively, “External Financial Indebtedness”) must be brought into and settled in the Foreign Exchange Market as a prerequisite for subsequent access to it for the purpose of servicing capital and interest payments. Consequently, although the settlement of proceeds from such transactions is not mandatory, failing to settle them will prevent future access to the Foreign Exchange Market for reimbursement purposes.

This requirement to bring in and settle funds will be considered fulfilled in the following cases, among others:

(i)	Indebtedness that does not generate disbursements due to being refinancing arrangements, provided that the refinancing does not anticipate the maturity of the original debt.

(ii)	For the amount of issuance expenses debited abroad.

(iii)	For the difference between the effective value and the nominal value in issuances of publicly registered debt securities placed below par.

(iv)	For the portion corresponding to an interest capitalization as stipulated in the debt agreement.

(v)
For the portion subscribed with foreign currency within Argentina in issuances of publicly registered debt securities abroad carried out from February 5, 2021, provided all conditions detailed in the Foreign Exchange Regime are met.

(vi)
External Financial Indebtedness falling under Sections 7.11.1.3. and 7.11.1.5. of the Foreign Exchange Regime, provided that customs entry registration of goods is demonstrated for an amount equivalent to the financing received. The value of freight stated in the transport documentation related to the customs entry registration may also be considered, provided that the funds from these transactions were used for direct payment to the freight service provider for imports not included in the agreed purchase condition.

(vii)
For the portion of new debt securities delivered by a resident to its creditors as a participation premium, repurchase, early redemption, or similar, in the context of an exchange, repurchase, and/or early redemption of External Financial Indebtedness, provided that: (a) The nominal value of the new securities delivered as a participation premium, repurchase, or early redemption, or similar, does not exceed 5% (five percent) of the capital value of the debt effectively exchanged or repurchased; and (b) The new debt securities include at least a one-year grace period for capital repayment and involve a minimum two-year extension of the average life of the remaining exchanged or repurchased capital.

Subject to compliance with the established regulations, access to the Foreign Exchange Market will be granted for the early payment of capital and interest up to three business days before the due date for the capital or interest service payment.

In the case of a capital payment on debt securities issued from November 8, 2024, which is executed via transfer abroad, access to the Foreign Exchange Market must take place at least 365 (three hundred sixty-five) consecutive days from its issuance date. This term shall be reduced to 180 (one hundred eighty) days for new issuances carried out as from April 21, 2025.

Access to the Foreign Exchange Market for such payments more than three (3) days before the due date is generally subject to prior approval from the BCRA. The following cases of prepayment may be exempt from this prior BCRA approval:

(i) Prepayment of capital and interest with the settlement of funds brought in from abroad through the issuance of a new debt security qualifying as External Financial Indebtedness.

(ii) Prepayment of capital and interest with the simultaneous settlement of other External Financial Indebtedness.

(iii) Prepayment of interest in the context of an exchange of debt securities qualifying as External Financial Indebtedness.

(iv) Simultaneous prepayment of capital and interest with the settlement of a new External Financial Indebtedness granted by a local financial entity based on a credit line from abroad.

(v) Prepayment of capital and interest by a Unique Project Vehicle (“VPU”) adhered to the RIGI.

Additionally, prior approval from the BCRA is required for local residents to access the Foreign Exchange Market for capital and interest payments under External Financial Indebtedness with related parties. Certain specific exceptions apply, (i) primarily requiring that the debt have an average life of no less than two (2) years and that the funds have been brought in and settled in the Foreign Exchange Market since October 2, 2020 or (ii) that it involves the repayment of principal under Foreign Financial Indebtedness with an average of no less than 180 (one hundred eighty) days, provided that the funds have been entered into and settled through the foreign exchange market as from April 21, 2025.

Debts Between Residents

Access to the Foreign Exchange Market for the settlement of debts and other financial obligations in foreign currency, contracted from September 1, 2019, is generally prohibited, except in specific cases (such as payments related to credit cards).

Profits and Dividends

To remit foreign currency abroad as profits and/or dividends to non-resident shareholders, prior approval from the Central Bank is mandatory, unless the following requirements are met:

(i)Profits and dividends must correspond to closed and audited financial statements.

(ii) The total amount paid to non-resident shareholders must not exceed the amount in Argentine pesos corresponding to them based on the distribution determined by the shareholders’ meeting.

(iii) If applicable, compliance with the Survey of External Assets and Liabilities for the relevant transactions must be met.

(iv) The company falls under one of the following situations and meets all stipulated conditions in each case:

(a) It registers direct investment contributions settled from January 17, 2020, where a partial dividend payment scheme is foreseen with a minimum payment period concerning the cutoff payment date.

(b) Profits are generated from projects under the GasAr Plan.

(c) It holds a “Certification of Increase in Goods Exports” for the years 2021 to 2023 issued under Section 3.18 of the Foreign Exchange Regime, equivalent to the value of profits and dividends paid.

(d) The client performs a swap and/or arbitration operation with funds deposited in a local account and originating from foreign currency receipts of capital or interest from BOPREAL.

(e) The client is a VPU adhered to the RIGI, and the profits correspond to direct foreign investment contributions that fall under Section 14.2.2 of the Foreign Exchange Regime. In this case, the client must provide documentation proving the definitive capitalization of the contribution.

According to Communication ‘A’ 8226, financial institutions are authorized to grant their clients access to the Foreign Exchange Market for the remittance of funds abroad in the form of profits and dividends to non-resident shareholders, pursuant to the applicable Foreign Exchange Regime, provided that such distributions correspond to distributable profits derived from realized earnings recorded in duly audited and regular annual financial statements for fiscal years beginning on or after January 1, 2025.

Non-Residents

Non-residents must obtain prior approval from the Central Bank to access the Foreign Exchange Market and acquire foreign currency, with only a few permitted exceptions, such as the repatriation of direct investments in companies that are not controlling shareholders of financial institutions, and the repatriation of capital services, income, and proceeds from the sale of portfolio investments in instruments listed on local markets authorized by the CNV, in both cases subject to certain conditions and provided that such repatriation takes place at least 180 (one hundred eighty) days after the settlement of the funds.

General Requirements

As a general rule, and in addition to the specific rules for each operation, certain general requirements must be met by a company or local individual to access the Foreign Exchange Market for purchasing foreign currency or transferring it abroad (i.e., payments for imports and other purchases of goods abroad; payment for services provided by non-residents; distribution of profits and dividends; payment for debt securities subscribed abroad and external financial indebtedness; payment of interest on debts for the importation of goods and services, among others) without requiring prior approval from the BCRA. Accordingly, the company or local individual must submit an affidavit stating:

(a) That they did not hold Argentine deposit certificates representing foreign shares (“CEDEARs”) and/or available external liquid assets at the beginning of the day they request access to the Foreign Exchange Market for an amount exceeding the equivalent of US$100,000, and that all their foreign currency holdings in the country are deposited in financial institution accounts at the time of accessing the Foreign Exchange Market.

If the client had available external liquid assets and/or CEDEARs exceeding the amount established in the previous paragraph, the entity may also accept an affidavit from the client stating that the amount does not exceed the limit, considering that, partially or entirely, the external liquid assets were applied to specific exceptions provided for in the regulations, including:

(i) Funds deposited in foreign bank accounts in their name originating from External Financial Indebtedness, whose amount does not exceed the equivalent of capital and interest payments due in the next 365 (three hundred sixty-five) consecutive days.

(ii) Funds deposited in foreign bank accounts in their name originating in the last 180 (one hundred eighty) consecutive days from disbursements abroad received from November 29, 2024, onward, from External Financial Indebtedness.

(iii) Funds deposited in foreign bank accounts in their name originating from the sale of securities settled in foreign currency as outlined in Section 3.16.3.6.iii) of the Foreign Exchange Regime.

(iv) Funds deposited in foreign bank accounts in their name originating from debt securities issuances carried out in the last 120 (one hundred twenty) consecutive days, eligible for classification under Sections 7.11.1.5. and 7.11.1.6 of the Foreign Exchange Regime.

Entities may also accept an affidavit from the client stating that their holdings exceeding the established limit correspond to funds deposited in foreign bank accounts originating from the subscription abroad of a new debt security in the last 60 consecutive days, which will be used to execute a refinancing, repurchase, and/or early redemption of debt securities or financial debts abroad, qualifying as External Financial Indebtedness.

(b) The client commits to settling in the Foreign Exchange Market, within five business days of availability, any funds received abroad originating from the collection of loans granted to third parties, the collection of a time deposit, or the sale of any type of asset, when the asset was acquired, the deposit was made, or the loan was granted after May 28, 2020.

(c) The client certifies that on the date of access to the Foreign Exchange Market and in the 90 (ninety) consecutive days prior, directly or indirectly or on behalf of third parties:(i) They have not made sales in the country of securities settled in foreign currency; (ii) They have not conducted swaps of securities issued by residents for external assets; (iii) They have not transferred securities to custodial entities abroad; (iv) They have not acquired securities issued by non-residents settled in pesos;(v) They have not acquired CEDEARs representing foreign shares; (vi) They have not acquired debt securities issued by private entities in foreign jurisdictions; (vii) They have not transferred local currency or other local assets (except for foreign currency funds deposited in local financial institutions) to any natural or legal person, resident or non-resident, related or unrelated, receiving as consideration, before or after, directly or indirectly, by themselves or through a related, controlled, or controlling entity, external assets, crypto assets, or securities deposited abroad.

Pursuant to Communication ‘A’ 8226 issued by the BCRA on April 11, 2025, foreign exchange outflows conducted through the Foreign Exchange Market by resident individuals shall not be subject to the requirement set forth in this section (c), and in the case of legal entities, transactions carried out up to such date shall not be considered for the purposes of the sworn statement required under this section.

(d) The client commits not to carry out any of the transactions described in subsection (c) above from the moment they request access to the Foreign Exchange Market and for the subsequent 90 (ninety) consecutive days, directly or indirectly or on behalf of third parties.

Pursuant to Communication ‘A’ 8226, foreign exchange outflows conducted through the Foreign Exchange Market by resident individuals are not subject to the requirement set forth in this section (d).

Section 3.16.3.6. of the Foreign Exchange Regime outlines various transactions that should not be considered in affidavits submitted to comply with subsections (c) and (d).

(e) Section 3.16.3 of the Foreign Exchange Regime states that if the client requesting access to the Foreign Exchange Market is a legal entity, in order for the transaction not to be subject to the prior approval requirement of the BCRA, the client must submit an affidavit to the corresponding financial institution stating:

(i) A detailed list of the individuals or legal entities that exercise direct control over the client and other legal entities within the same economic group. To determine the existence of a direct control relationship, the types of relationships described in Section 1.2.2.1 of the BCRA regulations on “Large Credit Risk Exposures” must be considered. Companies sharing a control relationship as defined in Sections 1.2.1.1 and 1.2.2.1 of the “Large Credit Risk Exposures” regulations must be considered members of the same “economic group.”

(ii) That on the date of requesting access to the Foreign Exchange Market and in the preceding 90 (ninety) calendar days, the client has not transferred local currency funds or other liquid local assets—except for foreign currency funds deposited in local financial institutions—to any individual or legal entity exercising direct control over the client, or to other companies within the same economic group, except for those directly related to routine transactions between residents for the acquisition of goods and/or services. Pursuant to Communication ‘A’ 8226, transactions carried out up to April 11, 2025, shall not be considered for the purposes of the sworn statement referred to herein.

(iii) The requirements in (i) and (ii) above will be considered met if the client requesting access has submitted:

(1) An affidavit stating that within the period specified in Section (e)(ii), except for those directly related to routine transactions in the course of its business activities, it has not transferred local currency funds or other liquid local assets—except for foreign currency funds deposited in local financial institutions—to any individual or legal entity.

(2) An affidavit signed by each individual or legal entity listed in Section (e)(i) to whom the client has transferred funds under the terms of Section (e)(ii), confirming compliance with the requirements set out in Sections (c), (d), and (e)(ii).

(3) An affidavit signed by each individual or legal entity listed in Section (e)(i), confirming that: (x) they comply with the requirements in Sections (c) and (d), or (y) within the period specified in Section (e)(ii), except for those directly related to routine transactions between residents for the acquisition of goods and/or services, they have not received local currency funds or other liquid local assets—except for foreign currency funds deposited in local financial institutions—that originated from the client or from any entity listed in Section (e)(i) to whom the client transferred funds under the terms of Section (e)(ii).

Transfers of securities to foreign depositary institutions made or to be made for the purpose of participating in a repurchase operation of debt securities issued by an Argentine resident shall not be considered in the affidavits submitted for compliance with Sections (c) and (d) above.

For the preparation of affidavits required under Sections (c) and (d) above, sales settled in foreign currency in the country or abroad of BOPREAL securities, or transfers of these bonds to foreign depositaries, shall not be considered when they are carried out up to the amount acquired in the primary subscription. This also does not apply in cases of sales of securities settled in foreign currency abroad or transfers of securities to foreign depositaries, both executed from April 1, 2024, when the market value of these transactions does not exceed the difference between the value obtained from the sale of BOPREAL securities settled in foreign currency abroad and their nominal value, if the former is lower.

As a general rule, prior approval from the BCRA is required if the client is a natural or legal person included in the list of invoices or equivalent documents classified as fraudulent by the Tax Collection and Customs Control Agency (“ARCA”). The list of individuals or legal entities included in this register by ARCA is available at: https://servicioscf.afip.gob.ar/Facturacion/facturasApocrifas/default.aspx. This requirement does not apply to accessing the market for the cancellation of foreign currency financing granted by local financial institutions, including payments for foreign currency purchases made using credit or debit cards.

Under the Foreign Exchange Regime, when preparing affidavits required under Sections 3.16.3.1 and 3.16.3.2, among others, sales of securities settled in foreign currency in the country or abroad should not be considered if all funds obtained from such settlements have been or will be used within 10 consecutive days for, among others, the following transactions:

(i) Payments of principal or interest on new External Financial Indebtedness disbursed from October 2, 2023, including at least a one-year grace period for principal repayment.

(ii) Payments of principal and interest on debt securities issued from October 2, 2023, with public registration in the country that do not qualify as External Financial Indebtedness, denominated and subscribed in foreign currency, with payments due in the country, and including a minimum grace period of two years for principal repayment.

(iii) Payments of principal or interest on External Financial Indebtedness that does not generate disbursements due to refinancing of principal and/or interest from transactions covered in (i) and (ii), provided the refinancing does not anticipate the maturity of the original debt.

(iv) Payments of principal or interest on debt securities issued with public registration in the country that do not qualify as External Financial Indebtedness, denominated in foreign currency, and payable in the country, that do not generate disbursements due to being refinanced capital and/or interest transactions as covered in (ii) above, provided the refinancing does not anticipate the maturity of the original debt.

In all cases mentioned above, the client must submit an affidavit stating that the funds received from the transactions in (i) to (iii) were used for making domestic payments related to investments in Argentina.

Other Specific Provisions

Securities Transactions

The Foreign Exchange Regime establishes that securities transactions executed abroad cannot be settled in pesos in Argentina. Only transactions involving securities may be settled in pesos in Argentina if they are executed domestically.

Except in the case of securities purchase and sale transactions carried out by resident individuals with settlement in foreign currency, the settlement of such transactions is not permitted through payment in foreign currency banknotes or by deposit into custody accounts or third-party accounts, unless they are liquidated in foreign currency and involving third-party accounts within the framework of section 4.3.2.3 of the Foreign Exchange Regime.

The CNV regulations establish a minimum holding period of one business day from its accreditation in the Central Securities Depository Agent with respect to clients who do not qualify as resident individuals for, among others:

(a) Sales of marketable securities settled in foreign currency, in any jurisdiction and under any applicable law, as long as the purchase of such securities was made with Argentine pesos.

(b) Transfers of marketable securities acquired with local currency settlement to foreign depositary institutions, regardless of the applicable law governing their issuance.

(c) Applying marketable securities from foreign depositary institutions to transactions settled in foreign currency, in any jurisdiction, and under any applicable law.

The above restrictions do not apply to transfers of securities to foreign depositary institutions if the client intends to participate in an exchange of debt securities issued by the National Government, local governments, or private sector resident issuers. The client must provide the corresponding certification for the exchanged debt securities.

Nonetheless, the acquisition of securities settled in pesos in Argentina with funds from abroad is not prohibited, provided the transaction is not documented abroad. Additionally, the transfer of securities from abroad to commissary accounts in Argentina for subsequent sale settled in pesos in the country is not restricted, provided the transaction is executed within Argentina.

According to the CNV regulations, Trading Agents, Settlement and Clearing Agents, and Negotiable Securities Brokerage Agents must comply with specific requirements to process orders and record transactions in authorized markets, particularly concerning the transactions outlined in Sections 3.16.3.1 and 3.16.3.2 of the Foreign Exchange Regime. These requirements vary depending on the type of client and the nature of the transaction. For non-resident clients (non-intermediaries), they must verify that the transactions are for the client’s own portfolio and funded with their own resources, ensuring that the daily trading volume does not exceed AR$200,000,000 (Two Hundred Million Pesos).

Exceptions to the aforementioned trading restrictions apply to BOPREAL acquired in primary auctions and to the sale of negotiable securities settled in foreign currency and under local jurisdiction, previously acquired in pesos by individual or corporate resident clients with funds from UVA mortgage loans granted by financial institutions authorized to operate under Law No. 21.526, up to the amount of the relevant loans and provided that the proceeds from these sales are applied to the purchase of real estate in Argentina under the framework of such loans

RIGI

BCRA Communication “A” 8099 has regulated the foreign exchange benefits for VPUs that adhere to the RIGI. The BCRA has established: (i) exceptions to the obligation to bring in and settle foreign currency from exports carried out by a VPU adhered to the RIGI; (ii) exceptions to the obligation to bring in and settle foreign currency from service exports; (iii) access to the Foreign Exchange Market to make payments for certain expenses; (iv) access to the Foreign Exchange Market to make dividend payments to non-resident shareholders; (v) application abroad of income derived from goods exports; and (vi) foreign exchange stability applicable to the VPU as of the date of adherence to the RIGI.

BCRA Reporting Regimes. Survey of External Assets and Liabilities

In all cases, and subject to compliance with the remaining applicable requirements, access to the Foreign Exchange Market will be granted for the payment of financial or commercial debts and for the payment of profits or dividends, provided that such debts are reported through the Central Bank’s reporting system established by Communication “A” 6401 (and its complementary Communication “A” 6795), known as the Survey of External Assets and Liabilities.

Advance Notice of Foreign Exchange Transactions

Entities authorized to operate in foreign currency must provide the BCRA, at the end of each business day and with two business days’ notice, with information on outgoing transactions through the Foreign Exchange Market for daily amounts equal to or greater than the equivalent of US$100,000. Clients must notify financial institutions in advance so that they can comply with the requirements of this reporting system and, consequently, as long as they simultaneously meet other requirements established in foreign exchange regulations, they may process the foreign exchange transactions.

Foreign Exchange Criminal Regime

The Foreign Exchange Regime establishes that transactions that do not comply with the foreign exchange regulations set forth in this regulatory framework will be subject to the Foreign Exchange Criminal Regime (Law No. 19,359 and its amendments).

For more information on the current foreign exchange control restrictions and regulations, investors should seek advice from their legal advisors and review the applicable regulations referenced in this document, as well as its amendments and complementary regulations, which are available on the following websites: www.infoleg.gob.ar or www.bcra.gob.ar, as applicable. None of the information contained on or linked to these websites is incorporated by reference into this 20-F.

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

On March 15, 2024, Law 27.739 was published in the Official Gazette, and introduced certain modifications to the regulatory framework for AML/CFT. Among these, the creation of a Centralized Public Registry of Ultimate Beneficial Owners, managed by the AFIP, stands out. All companies, legal entities, or other contractual entities or legal structures established in Argentina or of foreign origin that carry out activities in the country and/or own goods and/or assets located and/or placed in the country must be registered.

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

In case the foreign beneficiaries reside in or the funds arise from “non-cooperating jurisdictions”, the tax rate applicable for the sale, exchange or other disposition of shares and/or ADSs amounts to 35%. The non-cooperating jurisdictions list is prepared and published by the executive branch. The ARCA (ex AFIP) has prepared an indicative and non-exhaustive list of jurisdictions considered to be low-or-no-tax jurisdictions, which can be consulted on their web site at: https://www.afip.gob.ar/fiscalidad-internacional/jurisdicciones-no-cooperantes/jurisdicciones-baja-nula-tributacion/que-son.asp. The U.S. is currently not a non-cooperating jurisdiction.

The Tax Reform, effective as of January 1, 2018, specifies that in case of share certificates issued abroad that represent shares issued by Argentine companies (i.e., ADSs), the “source” is defined by the location of the original issuer of the shares. However, the tax will not be due if the publicly traded exemption, described above, applies in respect of the underlying shares

Argentine entities

Capital gains obtained in tax years beginning from January 1, 2024 by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or ADSs are subject to the following tiered structure of corporate income tax rates for different brackets of earnings:

Annual taxable income (ARS)	Tax due on lower limit (ARS)	Marginal rate on the excess of the lower limit
0 to 34.73 million	ARS 0	25%
Over 34.7 million to 347.03 million	ARS 8.67 million	30%
Over 347.03 million	ARS 102.37 million	35%

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

Turnover Tax

The turnover tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the customary purchase and sale, exchange or other disposition of common shares and ADSs, and/or the collection of dividends at an average rate between 5% and 10%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax. To date, there is no withholding regime provided for foreign holders of common shares and ADSs.

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

Transfer Taxes

The sale, exchange or other disposition of our common shares or ADSs is not subject to transfer taxes

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

Treaties to Avoid Double Taxation

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France (which amendment protocol is pending ratification), Germany, Italy, Mexico, Norway, Qatar, Russia, Spain, Sweden, Switzerland, Turkey, the Netherlands, the People’s Republic of China, United Arab Emirates, United Kingdom, and Uruguay (through an information exchange treaty that contains clauses for avoidance of double taxation). In addition, Argentina has signed tax treaties with Austria, Japan and Luxembourg, but they are still pending approval by the Argentine Congress. In turn, tax treaties are being negotiated with Colombia and Israel, and amendments to the current tax treaty with Germany. There are currently agreements between Argentina and the United States on the exchange of Country-by-Country Reports, and automatic exchange of financial account information to facilitate implementation of the U.S. Foreign Account Tax Compliance Act (FATCA), but there is no tax treaty or convention in force between both countries. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal asset tax.

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

Disclosure for Fees Incurred in Past Annual Period. From January 1, 2024, to April 24, 2025, we received from the Depositary U.S.$ 314,082.73 for the expenses incurred by us related to the administration and maintenance of the ADR program and investor relation activities.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

No events required to be reported have occurred that materially affect tgs.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures.

A.	Disclosure Controls and Procedures

We carried out an assessment under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this assessment, our CEO and CFO concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management concluded that, as of the end of fiscal year 2024, our internal control over the financial reporting was effective.

C.	Attestation Report of the Registered Public Accounting Firm

PwC and EY have jointly audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2024, as stated in their reports appearing herein.

D.	Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

Fees billed for professional services provided to us by PwC and EY, during the years ended December 31, 2024 and 2023 in each of the following categories are:

	Year ended December 31,
	PwC		EY
	2024	2023	2024	2023
	(In thousands of pesos)
Audit fees	646,971	586,895	661,058	600,531
Tax fees	-	-	-	25,731
Total fees	646,971	586,895	661,058	626,262

Audit fees. Audit fees in the above table represent services rendered for the audit of our annual Financial Statements for Form 20-F, the review of our quarterly reports, and services provided by PwC and EY in connection with statutory and regulatory filings or engagements.

Tax fees in the above table represent services rendered by EY in connection with GNL incentives.

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

Consequently, all services and fees rendered by our independent auditors during the year ended December 31, 2024 were approved by the Audit Committee prior to their engagement to perform such work.

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

We have a “Stock Market Best Practices Policy” which establishes the procedures to be followed for executing purchase or sale transactions, or any type of transaction on any security listed on the stock markets of the company and its subsidiaries and/or affiliates. It ensures greater transparency by guaranteeing that no employee obtains any type of advantage or economic benefit for themselves or others through the misuse of the Company’s insider information or that of its subsidiaries and affiliated companies. All our employees must accept and comply with this policy.

No employee who possesses Insider Information can, until such information is publicly announced:

-	Use such Insider Information in order to obtain any type of advantage through the purchase, sale, or any type of transaction in the company’s securities listed on stock markets (Covered Securities).

-	Disclose or communicate Insider Information to third parties, except in the normal course of one’s work, position, or profession.

-	Based on Insider Information, recommend or advise a third party to execute any type of transaction in the company’s securities listed on stock markets.

Also, within the 12 and 14 previous days of the publication of quarterly and annual Financial Statements, respectively and 1 day after such publication, the policy states a temporary restriction period where it is forbidden to all the employees to execute any type of transaction in the company’s securities listed on stock markets, regardless, of whether they have Insider Information or not.

Any breach of the policy by the Company employees carries out sanctions, such as: i) warnings, ii) restitution of financial gains obtained by the infringing Applicable Recipient, iii) other sanctions provided for in the Employment Contracts Act.

Item 16K.	Cybersecurity

Risk Management and Strategy

We take a risk-based approach to cybersecurity and have implemented policies across our operations designed to identify, prevent, detect, and respond to cybersecurity threats and incidents. We regularly assess risks from cybersecurity threats, monitor our information systems for potential vulnerabilities, and test those systems pursuant to our cybersecurity policies, standards, processes, and practices. To protect our information systems, we utilize a variety of tools and technologies that support the timely identification, escalation, investigation, resolution, and recovery from cybersecurity incidents.

Our efforts include, among other measures: mandatory employee training and phishing simulations, as well as penetration testing to evaluate and strengthen the effectiveness of our information security defenses and planning. Our cybersecurity program includes an incident response plan that facilitates cross-functional engagement across the Company and ensures timely reporting of cybersecurity incidents to appropriate levels of management, including senior executives and the Audit Committee or Executive Committee, depending on potential impact. We conduct annual cybersecurity awareness training and regularly test cybersecurity awareness across the organization.

We consider the Cybersecurity Framework developed by the U.S. Department of Commerce’s National Institute of Standards and Technology (“NIST”) as a guiding reference. This framework helps us identify compliance gaps and inform our ongoing evaluation of cybersecurity priorities and evolving threats, though we do not claim full conformance with every aspect of the framework. As part of our cybersecurity risk management efforts, we also assess the maturity of our program by benchmarking it against the latest cybersecurity trends and disclosure-related research, allowing us to adapt our practices to a dynamic threat environment.

Our strategic business partners are required to maintain security certifications and provide immediate notification in the event of a security breach that could affect our operations or data integrity.

To further strengthen our cybersecurity posture, we also engage independent third-party cybersecurity experts to test, evaluate and recommend improvements on the effectiveness of our cybersecurity program through penetration testing, breach assessments, and regular cybersecurity incident drill testing. These evaluations help us test, validate, and improve the effectiveness of our cybersecurity program on a recurring basis.

Governance

Our board of directors, through the Audit Committee, oversees our overall risk management processes, including those related to cybersecurity. The risk management program addresses the most significant short-, medium-, and long-term risks to the Company. Throughout the year, the Audit Committee discusses specific risk areas, including those related to cybersecurity.

Annually, and as needed, members of management and/or the risk committee provide presentations to the Audit Committee regarding cybersecurity matters. These updates cover material risks, the evolution of those risks, and strategic initiatives aimed at improving cybersecurity processes.

Our Internal Audit Department conducts audits of certain IT controls to assess whether there are any material weaknesses or significant deficiencies in the design or operation of those controls. Specialized external experts are engaged to assist in these assessments, helping to identify areas for improvement and enhance the effectiveness of our cybersecurity measures.

Our Chief Information Security Officer (“CISO”), in coordination with our planning and risk management functions, leads the assessment and oversight of cybersecurity risks. The current CISO brings over 20 years of experience in information security and provides regular reports to senior management and, when appropriate, to the Audit Committee or Executive Committee. These reports include updates on the Company’s cybersecurity strategy, key initiatives, key security metrics, insights from penetration testing and benchmarking, business response plans, and developments in the threat landscape; in the case of a specific cybersecurity incident, presentations include relevant details such as the status of the incident, stakeholders informed, and plans for remediation.

As of the date of this Annual Report, we have not identified any cybersecurity threats or incidents that have materially affected—or are reasonably likely to materially affect—our operations, business strategy, financial condition, or results. While we believe our cybersecurity program is suitable for managing evolving risks, no program can fully protect against all adverse events. For more information, see “Item 3. Key Information. D. Risk Factors: We rely heavily on digital technologies for our daily operations and we may be subject to cyberattacks or other risks related to new technologies.

PART III

Item 17.	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

The following Financial Statements are filed as part of this Form 20-F:

Transportadora de Gas del Sur S.A.

Exhibits
No.
1.1	Corporate Charter and Bylaws.(2)
1.2	Bylaws Amendments.(1)
2.4
Indenture dated July 24, 2024, entered into among tgs, Delaware Trust Company as trustee, co-registrar, paying agent and transfer agent, and Banco Santander Rio S.A., as registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina, relating to the issuance of tgs’s 8.500% senior notes due 2031.

2.5	Officers’ Certificate establishing the terms of tgs’ 8.500% senior notes due 2031.
2.6	Description of Securities Registered under Section 12 of the Exchange Act.(3)
3.1	CIESA Shareholders’ Agreement.(5)
3.2	CIESA’s Fourth Amendment to the Restructuring Agreement.(6)
3.3	CIESA’s Settlement Agreement.(5)
4.1	Technical Assistance Service Agreement between tgs and Pampa Energía, dated December 26, 2017.(2)
5.1	Financial lease agreement between Petrobras Argentina and tgs, dated July 25, 2016.(7)
8.1	List of tgs’s Subsidiaries.
11.1	Code of Ethics.(4)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Audit Committee Charter.(8)
19.1	Insider Trading Policy
97.1	Clawback Policy(9)

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

(2)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2018 (Commission File No. 1-13396).

(3)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2019 (Commission File No. 1-13396).

(4)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2005 (Commission File No. 1-13396).

(5)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2012 (Commission File No. 1-13396).

(6)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2010 (Commission File No. 1-13396).

(7)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2017 (Commission File No. 1-13396).

(8)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2003 (Commission File No. 1-13396).

(9)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2023 (Commission File No. 1-13396).

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

Dated: April 24, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of

Transportadora de Gas del Sur S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Transportadora de Gas del Sur S.A. and its subsidiaries (together the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 24, 2025 expressed an unqualified opinion thereon.

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

Impairment of long-lived assets related to Property, Plant & Equipment of the Natural Gas Transportation cash-generating unit

Description of the matter

At December 31, 2024, the Company’s net book value of Property, Plant & Equipment (“PPE”) related to the Natural Gas Transportation cash-generating unit was Argentine Pesos 1,275,875 million. As discussed in Notes 4 (j) and 5 (a) to the consolidated financial statements, PPE is tested to assess whether an impairment or reversal of a previous impairment is required when significant changes that took place during the period, or will take place in the near future, indicate that the recoverable value of the PPE amounts may be affected. An asset’s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use. The value in use is calculated based on discounted future cash flows. Management’s projected cash flows for the Natural Gas Transportation cash-generating unit considered significant judgements and assumptions relating to: discount rate, estimates of future tariffs and the recognition of cost adjustments, and expected macroeconomic variables such as inflation and foreign exchange rates. During the year ended December 31, 2024, the Company recorded a gain of Argentine Pesos 39,625 million due to the reversal of previous impairment charged to PPE related to the Natural Gas Transportation cash-generating unit.

The principal considerations for our determination that performing procedures relating to the impairment of long-lived assets for PPE of the Natural Gas Transportation cash-generating unit is a critical audit matter are the significant judgment by management in estimating the value in use of this cash-generating unit, a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to discount rate, estimates of future tariffs and the recognition of cost adjustments and expected macroeconomic variables such as inflation and foreign exchange rates. In addition, the audit effort involved professionals with specialized skill and knowledge.

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

/s/ Price Waterhouse & Co. S.R.L.	/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

/s/ Paula Verónica Aniasi	Member of Ernst & Young Global Limited

Price Waterhouse & Co. S.R.L (“PwC”) has served as the Company’s sole auditor since 2012. PwC and Pistrelli, Henry Martin y Asociados S.A. have served as the Company’s joint auditors since 2017.

City of Buenos Aires, Argentina

April 24, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

Opinion on Internal Control over Financial Reporting

We have audited Transportadora de Gas del Sur S.A. and its subsidiaries (together the “Company”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control  Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“the COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated April 24, 2025 expressed an unqualified opinion thereon.

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

/s/ Price Waterhouse & Co. S.R.L.	/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

/s/ Paula Verónica Aniasi	Member of Ernst & Young Global Limited

City of Buenos Aires, Argentina
April 24, 2025

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
 (Stated in thousands of pesos as described in Note 3 and 4.d. except for share and per share information)

	Notes	2024	2023	2022

Revenues	8.h.	1,219,766,287	986,052,768	1,115,696,199
Net cost of sales	8.i	(575,240,137)	(620,072,661)	(651,289,136)
Gross profit		644,526,150	365,980,107	464,407,063

Administrative expenses	8.j.	(47,427,682)	(44,522,329)	(39,022,685)
Selling expenses	8.j.	(77,239,778)	(66,247,822)	(69,193,916)
Other operating results, net	8.l.	815,391	(1,652,362)	(518,759)
Reversal of Impairment of Property, plant and equipment	5.a.	39,625,359	-	-
Operating profit		560,299,440	253,557,594	355,671,703

Net financial results
Financial income	8.k.	116,195,431	641,108,048	201,925,553
Financial expenses	8.k.	(207,479,604)	(1,096,881,998)	(399,450,268)
Other financial results	8.k.	162,251,162	420,365,449	150,542,585
(Loss) / Gain on net monetary position	8.k.	(49,407,255)	(123,081,449)	25,553,954
Total net financial results		21,559,734	(158,489,950)	(21,428,176)

Share of profit / (loss) from associates	11	243,800	(66,198)	611,256

Net income before income tax		582,102,974	95,001,446	334,854,783

Income tax expense	14	(211,939,479)	(43,787,727)	(115,697,238)

Total comprehensive income for the year		370,163,495	51,213,719	219,157,545

Total comprehensive income attributable to:
Owners of the Company		370,163,706	51,212,469	219,157,465
Non-controlling interests		(211)	1,250	80
Total comprehensive income for the year		370,163,495	51,213,719	219,157,545

Total comprehensive income per share attributable to owners of the Company:
Weighted average number of outstanding ordinary shares		752,761,058	752,761,058	752,761,058
Basic and diluted earnings per share		491.74	68.03	291.14

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2024 AND 2023 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	Notes	2024	2023
ASSETS

Non-current assets
Property, plant and equipment	12	2,384,877,108	2,162,194,240
Investments in associates	9	1,225,330	981,530
Financial assets measured at amortized cost	8.m.	-	233,423,075
Deferred income tax assets	14	4,914	-
Other receivables	8.a.	437,399	78,380
Total non-current assets		2,386,544,751	2,396,677,225

Current assets
Other receivables	8.a.	51,807,641	81,116,032
Inventories		3,664,704	16,700,896
Trade receivables	8.b.	156,016,473	110,627,111
Contract assets		26,063	43,383
Financial assets measured at amortized cost	8.m.	271,609,495	229,365,109
Financial assets at fair value through profit or loss	8.n.	464,955,449	473,717,157
Cash and cash equivalents	8.c.	59,973,684	14,370,655
Total current assets		1,008,053,509	925,940,343
Total assets		3,394,598,260	3,322,617,568

EQUITY
Common stock		738,540,164	738,540,164
Treasury shares		40,945,570	40,945,570
Cost of acquisition of treasury shares		(74,082,856)	(74,082,856)
Additional paid-up capital		(21,490,781)	(21,490,781)
Legal reserve		100,182,840	97,622,216
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		1,079,251,752	1,030,599,907
Accumulated retained earnings		370,163,706	51,212,469
Equity attributable to equity holders of the parent		2,233,510,395	1,863,346,689
Non-controlling interests		1,784	1,995
Total equity		2,233,512,179	1,863,348,684

LIABILITES

Non-current liabilities
Deferred tax liabilities	14	178,701,020	184,193,701
Taxes payables	8.f.	-	204,959
Contract liabilities	8.d.	111,716,068	119,360,467
Loans	13	501,713,249	895,185,496
Total non-current liabilities		792,130,337	1,198,944,623

Current liabilities
Provisions	15	421,095	5,388,809
Contract liabilities	8.d.	7,462,653	9,835,782
Other payables	8.e.	243,983	161,960
Taxes payables	8.f.	10,773,589	5,527,089
Income tax payable		175,487,218	3,102,955
Payroll and social security taxes payable	8.o.	19,448,300	13,556,405
Loans	13	78,396,382	131,893,312
Trade payables	8.g.	76,722,524	90,857,949
Total current liabilities		368,955,744	260,324,261

Total liabilities		1,161,086,081	1,459,268,884

Total equity and liabilities		3,394,598,260	3,322,617,568

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	Shareholders Contributions							Retained Earnings
	Outstanding shares		Treasury shares						Reserve for
									capital,
		Inflation		Inflation	Acquisition				expenditures
		adjustment		adjustment	cost of	Additional			acquisition of	Accumulated			Non-
	Common	to common	Common	to common	treasury	paid-up		Legal	treasury shares	retained			Controlling
	stock	stock	stock (1)	stock (1)	shares (1)	capital	Subtotal	reserve	and/or dividends	earnings	Subtotal	Total	interests	Total

Balances at December 31, 2021	752,761	737,787,403	41,734	40,903,836	(74,082,856)	(21,490,781)	683,912,097	72,839,829	559,734,539	276,490,290	909,064,658	1,592,976,755	665	1,592,977,420

Resolutions of the Ordinary and Extraordinay Shareholders´
Meeting held on April 5, 2022
Legal Reserve	-	-	-	-	-	-	-	13,824,513	-	(13,824,513)	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	(559,734,539)	559,734,539	-	-	-	-
Reserve for capital expenditures, acquisition of treasury shares and/or dividends	-	-	-	-	-	-	-	-	822,400,316	(822,400,316)	-	-	-	-

Comprehensive income for the year	-	-	-	-	-	-	-	-	-	219,157,465	219,157,465	219,157,465	80	219,157,545

Balances at December 31, 2022	752,761	737,787,403	41,734	40,903,836	(74,082,856)	(21,490,781)	683,912,097	86,664,342	822,400,316	219,157,465	1,128,222,123	1,812,134,220	745	1,812,134,965

Resolutions of the Ordinary and Extraordinay Shareholders´
Meeting held on April 19, 2023
Legal Reserve	-	-	-	-	-	-	-	10,957,874	-	(10,957,874)	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	(822,400,316)	822,400,316	-	-	-	-
Reserve for capital expenditures, acquisition of treasury shares and/or dividends	-	-	-	-	-	-	-	-	1,030,599,907	(1,030,599,907)	-	-	-	-

Comprehensive income for the year	-	-	-	-	-	-	-	-	-	51,212,469	51,212,469	51,212,469	1,250	51,213,719

Balances at December 31, 2023	752,761	737,787,403	41,734	40,903,836	(74,082,856)	(21,490,781)	683,912,097	97,622,216	1,030,599,907	51,212,469	1,179,434,592	1,863,346,689	1,995	1,863,348,684

Resolutions of the Ordinary and Extraordinay Shareholders´
Meeting held on April 17, 2024
Legal Reserve	-	-	-	-	-	-	-	2,560,624	-	(2,560,624)	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	(1,030,599,907)	1,030,599,907	-	-	-	-
Reserve for capital expenditures, acquisition of treasury shares and/or dividends	-	-	-	-	-	-	-	-	1,079,251,752	(1,079,251,752)	-	-	-	-

Comprehensive income for the year	-	-	-	-	-	-	-	-	-	370,163,706	370,163,706	370,163,706	(211)	370,163,495

Balances at December 31, 2024	752,761	737,787,403	41,734	40,903,836	(74,082,856)	(21,490,781)	683,912,097	100,182,840	1,079,251,752	370,163,706	1,549,598,298	2,233,510,395	1,784	2,233,512,179

(1)	As of December 31, 2024, corresponds to 41,734,225 shares of par value Ps. 1 each, equivalent to 5.25% of the share capital. The acquisition cost of these shares amounted to Ps. 74,082,856.

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	2024	2023	2022
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Total comprehensive income for the year	370,163,495	51,213,719	219,157,545

Reconciliation of total comprehensive income to cash flows provided by operating activities:

Depreciation of property, plant and equipment	129,666,014	132,025,049	132,728,649
Derivative financial instrument results	-	-	865,194
Disposal of property, plant and equipment	2,813,761	2,418,109	652,648
Share of (gain) / loss from associates	(243,800)	66,198	(611,256)
Increase in provisions	(1,955,883)	3,117,127	5,261,163
Interest expense accrual, net	58,827,531	53,420,014	44,333,563
Interest income on other financial assets other than cash and cash equivalents	(187,400,075)	(434,892,215)	(143,604,875)
Income tax	211,939,479	43,787,727	115,697,238
Reversal of Impairment of Property, plant and equipment	(39,625,359)	-	-
Allowance for doubtful accounts	-	371,535	-
Foreign exchange loss	85,167,175	524,913,229	190,569,354
Notes repurchase result	-	-	6,985,912
Loss / (gain) on net monetary position	9,650,887	107,295,735	(61,761,142)

Changes in assets and liabilities:
Trade receivables	(120,856,960)	(84,669,564)	(52,981,725)
Other receivables	(43,895,260)	(31,852,057)	(44,149,015)
Inventories	4,004,573	(12,708,102)	(4,502,400)
Trade payables	30,454,048	63,927,411	30,106,936
Contract assets	(6,141)	8,974	-
Payroll and social security taxes	13,223,018	7,380,528	7,852,504
Taxes payables	8,141,355	3,550,899	2,102,950
Other payables	169,609	(468,917)	(219,872)
Provisions	-	(10,122)	(137,309)
Interest paid	(32,062,121)	(34,378,618)	(38,824,019)
Income tax paid	(3,991,215)	(24,346,128)	(174,195,706)
Contract liabilities	(10,017,528)	42,647,097	5,569,137
Derivative financial instruments payment	-	-	(741,191)

Cash flows provided by operating activities	484,166,603	412,817,628	240,154,283

CASH FLOWS USED IN INVESTING ACTIVITIES

Additions to property, plant and equipment	(289,810,806)	(294,161,584)	(171,618,681)
Financial assets not considered cash equivalents	(95,087,060)	(155,364,399)	(101,096,588)

Cash flows used in investing activities	(384,897,866)	(449,525,983)	(272,715,269)

CASH FLOWS (USED IN) / PROVIDED BY FINANCING ACTIVITIES

Proceeds from loans	585,355,570	77,837,122	41,805,876
Payment of loans	(615,942,992)	(23,716,258)	(584,462)
Payments of leases	(761,036)	(436,152)	-
Cost of repurchase of notes	-	-	(16,631,309)

Cash flows (used in) / provided by financing activities	(31,348,458)	53,684,712	24,590,105

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	67,920,279	16,976,357	(7,970,881)

Cash and cash equivalents at the beginning of the year	14,370,655	20,269,016	58,502,525

Foreign exchange gain on Cash and cash equivalents	170,952	3,159,840	1,983,871

Monetary results effect on Cash and cash equivalents	(22,488,202)	(26,034,558)	(32,246,499)

Cash and cash equivalents at the end of the year	59,973,684	14,370,655	20,269,016

The accompanying notes are an integral part of these consolidated financial statements.
For further information, see Note 6.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

1.	BUSINESS DESCRIPTION

Business Overview

Transportadora de Gas del Sur S.A. (“tgs” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). tgs commenced operations on December 28, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to tgs for a period of thirty-five years (“the License”). tgs is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. tgs also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. In addition, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Subsequently, the corporate purpose of the Company was modified to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Dedicated Branch

On November 4, 2024, the Board of Directors of the Company decided to establish the Dedicated Branch Transportadora de Gas del Sur S.A. – Sucursal Dedicada 1 (hereinafter “Dedicated Branch”), to request adherence to the Large Investment Incentive Regime (“RIGI”), in relation to the project to expand the transportation capacity of the Perito Francisco Pascasio Moreno Gas Pipeline (“Perito Moreno Gas Pipeline”), on the Tratayén – Salliqueló route.

The RIGI promotes investment in projects that qualify as large long-term investments in Argentina by granting a series of tax, customs, and exchange incentives, as well as an efficient system for the protection of rights and resolution of disputes. Projects that adhere to the RIGI must be developed in specific sectors defined by Law 27,742 and Decree 749/2024, including the activities of Transportation and Storage of oil and gas.

The Dedicated Branch will have the sole purpose of executing of a unique project in the oil and gas sector, which involves the transportation capacity of section I of the Perito Moreno Gas Pipeline, on the Tratayén - Saliquelló route and the exploitation of the project, which includes transporting and/or using and/or disposing of the natural gas transportation capacity resulting from the expansion project for itself and for third parties through any title, modality or figure permitted by applicable regulations. For such purposes, the Dedicated Branch may carry out all those activities that are accessory, complementary and/or subsidiary to the execution, operation and maintenance of said project (including but not limited to the construction, operation and/or maintenance of pipelines, facilities and/or plants) and the transportation and/or disposal of hydrocarbon transportation capacity under the terms permitted by applicable laws; having full legal capacity to acquire rights and/or enter into obligations and/or perform all acts that are not prohibited by law or its bylaws (including fulfilling mandates and commissions). To achieve its purpose, it may also carry out any type of financial operations in general, excluding those provided for in the Financial Institutions Act.

On December 2, 2024, the Dedicated Branch was registered in IGJ.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of the date of issuance of these consolidated financial statements, the National Government has not issued the tender.

For more information, see note 17.d) Regulatory framework – Dedicated Branch.

Major Shareholders

tgs’ controlling shareholder Compañía de Inversiones de Energía S.A. (“CIESA”), holds 51% of the common stock of the company, the National Social Security Administration (“ANSES”) holds 24% and the remaining 25% is held by the investing public (tgs has 5.25% of the shares in the portfolio).

CIESA is under joint control of Pampa Energía S.A. (“Pampa Energía”) with 50% and Grupo Inversor Petroquímica S.L. (“GIP”) and PCT L.L.C. with the remaining 50%.

The following table shows the organizational structure, shareholders and related parties of tgs as of December 31, 2024:

44%, 24%, 8%, 12%, 5%, 99.98%, 0.02%, 49%, 25.5%, 20.4%, 5.10%

Economic context

The Company operates in a complex economic context whose main variables have recently had strong volatility as a result of political and economic events at the national level.

Among the main macroeconomic variables for 2024 we can mention:

•
The CPI for 2024 was 117.8%, while the CPI for 2023 was 211.4%. After taking office on December 10, 2023 and raising the official exchange rate from $366 to $800, inflation for the month of December 2023 registered a variation of 25.5%, the highest in the last 3 decades. In 2024, meanwhile, after increases of 20.6%, 13.2% and 11% were recorded in the first 3 months of the year, the speed of inflation slowed down to 2.7% in October, the lowest figure in 3 years.

•	The WPI variation for the year 2024 was 67.1%, having accumulated 276.4% in 2023.

•
Following the aforementioned devaluation of the Argentine peso on December 12, 2023, the Argentine government defined a stable devaluation path of 2% per month for the US currency. The exchange rate, as published by the BNA, ended 2024 at $ 1,032.00 per US dollar, while as of December 31, 2023, it was $ 808.45 at the end of 2023 (representing an increase of approximately 27.7%, below the inflation measured by the CPI). Regarding the exchange rate gap, at the time of the current administration’s assumption of office, it was above 150%, while at the end of 2024 it was 13% approximately.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

•	The risk premium paid on Argentine debt, measured by the EMBI+ prepared by JP Morgan, stood at around 1,906 points as of December 31, 2023. As of December 31, 2024, it was 635 points.

•
Economic activity: GDP showed a decline of 2.1% in the third quarter of 2024, compared to the same period of the previous year. Meanwhile, in November 2024, the monthly economic activity estimator (“EMAE”) recorded a year-on-year decline of 0.9%. During 2024, the performance of this indicator was somewhat uneven and heterogeneous depending on each sector of the economy. While energy (favored by the development of Vaca Muerta) and mining showed the most significant increases, construction, industry and commerce fell compared to 2023.

•
The December 2024 Wage Index recorded a year-on-year increase of 145.5%. It is important to highlight the disparity shown by the wage evolution of private workers, compared to state workers and unregistered wages. Something similar has occurred with the unemployment rate, which rose to 6.9% in the third quarter of 2024.

•
BCRA reserves remained under pressure despite measures implemented to accelerate the inflow of foreign currency. As of December 31, 2024, net reserves reached US$29,612 million, from US$23,073 million in December 2023.

•
The trade balance for 2024 was in surplus by US$ 18,899 million, having been in deficit by US$ 6,925 million in 2023. This was mainly driven by the increase in agricultural and energy exports and the decrease in imports.

•
Since the first month of management, Javier Milei’s government has managed to reverse the fiscal deficit, achieving for the first time in 14 years a primary and financial surplus. In this regard, the financial surplus was $1.8 trillion, equivalent to 0.3% of GDP. Meanwhile, the primary surplus reached 1.8% of GDP. This was achieved thanks to a 27% reduction in primary expenditures.

On December 10, 2023, a new administration took office, marking a change in the economic, political, and international direction the country was taking. At the time of its inauguration, unfavorable macroeconomic conditions and uncertainty regarding the political governability of the new administration led to the adoption of a series of measures within the framework of an emergency scheme aimed at eliminating the fiscal deficit (via a strong fiscal adjustment), reducing monetary issuance to zero by the BCRA (with the consequent drop in inflation), and readjusting relative prices, especially for public services.

Along with these measures, the government formalized a series of reforms, including the decree deregulating the Argentine state, the tax law and perhaps the most relevant of all, the submission to the National Congress of the text of the Ley Bases. After six months of debate in the National Congress, on June 28, 2024, the Chamber of Deputies approved the final text of the Basic Law, which had previously received partial approval from the Senate. Among other issues, the Basic Law includes:

•	The declaration of public emergency in administrative, economic, financial and energy matters for a period of one year.
•	Changes in the calculation of income tax for individuals, in the single tax regime, personal property and money laundering.
•	The privatization, whether total or partial, of certain companies and corporations that are wholly or majority owned by the national State is authorized.
•
A Large Investment Incentive Regime (“RIGI”) for projects that meet certain conditions. The RIGI is a regime that grants tax, customs and exchange benefits with the aim of increasing the level of private investment in the economy.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

•	A reform of the labor and retirement system.
•
The amendment to the Natural Gas Law N° 24,076 in order to, among other things, allow the extension of the License for an additional period of 20 years (as opposed to the 10-year extension originally established).

•	Amendments to Hydrocarbons Law N° 17,319 to provide legal certainty for Argentinas´ energy development and ensure free trade and competition.

The Ley Bases has been challenged by various sectors of the economy and the political spectrum and has been challenged in court, however, this is of utmost importance for the economic and institutional restructuring and recovery of the country.

Although some of the reforms proposed by the Ley Bases have already been implemented, others are in the process of being regulated and discussed by the legislature. For this reason, at the date of issue of the Report, it is not possible to foresee the impact that the Ley Bases and the fiscal package could have on the results, financial situation and cash flow of the Company. However, given the financial situation of tgs, it is estimated that it will be able to continue to meet its financial commitments in the near future.

On April 11, 2025, the Government announced the launch of the next phase of its macroeconomic plan, which includes, among other measures: (i) allowing the exchange rate of the U.S. dollar in the official foreign exchange market (MULC) to fluctuate within a moving band between ARS 1,000 and ARS 1,400, with the band limits widening at a monthly rate of 1%; (ii) eliminating the “dólar blend” mechanism, lifting foreign exchange restrictions for individuals, allowing profit distributions to foreign shareholders starting from fiscal years beginning in 2025, and relaxing deadlines for foreign trade payments; and (iii) reinforcing the nominal anchor by enhancing the monetary policy framework, under which the Central Bank will not issue pesos to finance the fiscal deficit or to remunerate its monetary liabilities.

The context of volatility and uncertainty continues at the date of issue of these consolidated financial statements. Government measures already implemented, or those that may be implemented in the future, could eventually affect the results of operations, financial situation and assets of the Company.

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

tgs presents its consolidated financial statements including Telcosur S.A. (“Telcosur”), its consolidated subsidiary, which are jointly referred to as “tgs” or “the Company”.

These consolidated financial statements were approved and authorized for issuance by the Company’s Board of Directors on April 24, 2025.

3.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their consolidated financial statements by applying Technical Resolution No. 26 amended by Resolution N° 29 of the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), which adopts the IFRS Accounting Standards issued by the IASB, its amendments and circulars for the adoption of IFRS Accounting Standards that the FACPCE dictates in accordance with the provisions of that Technical Resolution.
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
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

4.a) New IFRS accounting standards

4.a 1) New standards and interpretations issued by the IASB effective for the years beginning on or after January 1, 2024 adopted by the Company

The new accounting standards, amendments and interpretations issued by the IASB that became effective as of January 1, 2024 and that have not had an impact on the Company’s consolidated financial statements are the following:

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

The application of this accounting standard did not have a significant impact on the Company´s consolidated financial statements.

Amendments to IAS 1 - Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants

Amendments made to IAS 1 clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (for example, the receipt of a waiver or a breach of covenant that an entity is required to comply with only after the reporting period).

Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either on or before the reporting date, this needs to be considered in the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The application of this accounting standard did not have a significant impact on the Company´s consolidated financial statements.

Amendments to IFRS 16 – Lease liability in sale and leaseback

In September 2022, the IASB finalized narrow-scope amendments to the requirements for sale and leaseback transactions in IFRS 16 - Leases which explain how an entity accounts for a sale and leaseback after the date of the transaction.

The amendments specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the seller-lessee recognizing any amount of the gain or loss that relates to the right of use that it retains. This could particularly impact sale and leaseback transactions where the lease payments include variable payments that do not depend on an index or a rate.

The amendments are applicable for annual periods beginning on or after January 1, 2024. Early application is permitted. Allows application to transactions made after the date of initial application of the amendment.

The application of this accounting standard did not have significant impact on the Company´s consolidated financial statements.

4.a.2) New IFRS Accounting standards issued that are not yet effective for the year beginning January 1, 2024.

The IFRS accounting standards that potentially have an impact on the Company, which are not mandatory and have not been adopted early in the year beginning January 1, 2024, are listed below.

On August 15, 2023, CNV General Resolution No. 972/2023 was published in the BO, which indicates that the early application of IFRS Accounting Standards and/or its modifications will not be admitted, unless the CNV specifically admits it.
Amendments to IAS 21– Lack of exchangeability
On August 15, 2023, the IASB issued the modification to IAS 21 called “Lack of exchangeability” to provide guidelines in the latter case. The amendment requires entities to apply a consistent approach to evaluating whether a currency can be exchanged for another currency, and if not, determining the exchange rate to use for measurement purposes and the disclosures that need to be provided in its financial statements.

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

IFRS 18 - Presentation and Disclosure in Financial Statements

This is the new standard on presentation and disclosure in financial statements, which replaces IAS 1, with a focus on updates to the statement of profit or loss.

The key new concepts introduced in IFRS 18 relate to:

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

•	the structure of the statement of profit or loss with defined subtotals;
•	requirement to determine the most useful structure summary for presenting expenses in the statement of profit or loss
•
required disclosures in a single note within the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and

•	enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general

The amendments are effective for annual reporting periods beginning on or after January 1, 2027. Early adoption is permitted.
IFRS 19 - Subsidiaries without Public Accountability: Disclosures

IFRS 19, published by the IASB, focuses on financial reporting by non-public interest subsidiaries. This standard allows these subsidiaries to disclose reduced information compared to other IFRS Accounting Standards, which simplifies the preparation of their financial statements and reduces costs, while maintaining the usefulness of the information for users.
A subsidiary is eligible if:

•	it does not have public accountability; and
•	it has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027. Early adoption is permitted.

Amendments to IFRS 9 and IFRS 7 - Classification and measurement of financial instruments

On 30 May 2024, the IASB issued targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments: (i) clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; (ii) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; (iii) add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and (iv) update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
The amendments are effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

4.b)	Consolidation

4.b.1) Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. For this purpose and unless there are specific requirements, it is generally considered that tgs has control, when it has a participation greater than 50% of the available voting rights.

The accounting policies of the subsidiaries are consistent with the accounting policies adopted by the Company.

Inter-company transactions, balances and profit or loss from transactions between group companies are eliminated. Unrealized profit or loss are also eliminated.

Detailed data reflecting subsidiary control as of December 31, 2024 is as follows:

		% of shareholding and voting
Company	Incorporation country	Direct	Indirect	Closing date	Main activity

Telcosur	Argentina	99.98%	-	December 31	Telecommunication services

For consolidation purposes for the year ended December 31, 2024, the financial statements of Telcosur have been used at those dates.
The subsidiary CTG (Liquidated) does not record operations or significant assets and liabilities as of December 31, 2023. It was dissolved on December 31, 2024, having conducted no operations during the 2024 fiscal year.

Detailed data reflecting subsidiary control as of December 31, 2023 is as follows:

		% of shareholding and voting
Company	Incorporation country	Direct	Indirect	Closing date	Main activity

Telcosur	Argentina	99.98%	-	December 31	Telecommunication services
CTG	Argentina	100%	-	December 31	Electricity related services

On June 29, 2023, TGSLatam Energía S.A. was dissolved, and its dissolution, liquidation and cancellation of registration was registered on July 3, 2023. Therefore, as of December 31, 2024 and 2023, these financial statements do not contain the consolidation of this company. As of December 31, 2022, the Company has used the financial statements of TGSLatam as of that date.

Detailed data reflecting subsidiary control as of December 31, 2022 is as follows:

		% of shareholding and voting
Company	Incorporation country	Direct	Indirect	Closing date	Main activity

Telcosur	Argentina	99.98%	-	December 31	Telecommunication services
CTG	Argentina	100%	-	December 31	Electricity related services
TGSLatam	Bolivia	80%	100%	December 31	Hydrocarbons and Electricity related services

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

The Company accounted for the investments in its associates, under the equity method  on the basis on the financial statements as of September 30, 2024, of Gas Link S.A. (“Link”) and Transporte y Servicios de Gas en Uruguay S.A. (Liquidated) (“TGU”). Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2024, of Link from this date to December 31, 2024.

On December 26, 2024, the TGU board decided to dissolve and liquidate said company.
Unrealized gains and losses resulting from transactions between tgs and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

In the table below, associate is disclosed, together with the percentage of shareholding and voting as of December 31, 2024:

	Incorporation	% of shareholding
Company	country	and voting	Closing date	Main activity

Link	Argentina	49.00%	December 31	Pipeline exploitation and construction

As of December 31, 2022, the Company additionally considered its 49% interest in EGS, company that was liquidated in March 2023.

As of December 31, 2023 and 2022, the Company additionally considered its 49% interest in TGU, company that was liquidated as of December 26, 2024.
4.b.3) Joint arrangement

As indicated in “Note 23 – Associates and Joint Arrangement”, on August 7, 2017, the Company proceeded to create a UT (similar to a joint operation) with SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (“SACDE”) (“UT”). This operation is evaluated as a joint agreement under the provisions included “IFRS 11 - Joint Arrangements” since the parties have joint control of the operation, meaning that the decisions of the relevant activities are taken under the unanimous consent of the parties.

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
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

4.c)	Foreign currency translation

4.c.1) Functional and presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos, which is the Company’s functional currency restated to reflect the effects of inflation as indicated in Note 4.d). Each subsidiary or associate determines its own functional currency based on the currency of the primary economic environment in which these entities operate.

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

4.c.3) Associates

The functional currency of the associate company TGU was the US dollar, because it was the currency in which it substantially generated its income and incurred its expenses. Assets and liabilities were converted into Argentine pesos using the exchange rate prevailing at the end of each year, their common stock and retained earnings at their historical exchange rates and results at average exchange rates.

On December 26, 2024, said company was liquidated, so no balances are recorded for it as of December 31, 2024.

4.d)	Restatement to current currency - Comparative Information

4.d.1) Regulatory framework

The consolidated financial statements as of December 31, 2024, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company’s functional currency (the Argentine peso) in accordance with IAS 29 “Financial Reporting in hyperinflationary economies” (“IAS 29”) and CNV General Resolution No. 777/2018. As a result, the financial statements are stated in terms of the current unit of measurement at the 2024 balance sheet date.

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

Considering the aforementioned index, inflation was 117.8%, 211.4% and 94.8% in the years ended December 31, 2024, 2023 and 2022 respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

The figures as of December 31, 2023 and 2022, which are presented in these Consolidated Financial Statements for comparative purposes, arise from the restatement to the current unit of measure of the Financial Statements as of said dates, in accordance with IAS 29.

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

iii. The non-monetary items measured at historical cost or at a fair value as of a date prior to the closing date of the reporting period are restated by coefficients that reflect the variation in the general price level from the date of acquisition or revaluation to the closing date, proceeding then to compare the restated amounts of those assets with the corresponding recoverable values.

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
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Financial assets measured at fair value through OCI (Debt instruments)

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

As of December 31, 2024 and 2023, the Company has not recognized any financial assets under this category.

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

As of December 31, 2024 and 2023, the Company has not recognized any financial assets under this category.

Financial assets measured at fair value through profit or loss

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

The impairment tests performed on accounts receivable are described in Note 4.h).

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

All financial liabilities are initially recognized at fair value net of transaction costs.

They are classified in current liabilities, except those whose maturity exceeds twelve months, which are classified as non-current liabilities.

Subsequent measurement

Financial liabilities measured at fair value through profit or loss

Includes financial liabilities held for trading. As of December 31, 2024 and 2023, there are no instruments classified in this category.

Financial liabilities measured at amortized cost

The Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months including premiums, discounts and direct expenses, which are included as non-current liabilities. They are measured using the effective interest method. As of December 31, 2024 and 2023, all of the Company’s financial liabilities were classified in this category.
Offsetting of financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.f)	Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending on if it is gain or loss. The results of derivative financial instruments are classified under “Financial income / expenses” in the Statement of Comprehensive Income, or in the other comprehensive income if hedge accounting is applied.

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
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

4.h)	Trade receivables, contract assets and other receivables

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

Cash and cash equivalents include cash in hand, deposits with banking institutions and other short-term, highly liquid investments with original maturities not exceeding three months and without being subject to a risk of a significant change of value.

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

Other items of PPE: have been valued at acquisition cost restated for the effects of inflation as mentioned in Note 4.d, and net of accumulated depreciation. They include, mainly, all the investments made to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection, pipeline replacement and recoating, and the facilities affected to the Liquids Production and Commercialization and Midstream segment.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects, until the moment in which the asset is in conditions for its use. Capitalization of borrowing costs is carried out considering the provisions of IAS 29, recording as an expense in the Statement of Comprehensive Income the part of the borrowing costs that compensates for inflation during the same period. For the years ended December 31, 2024 and 2023, there have not been capitalized borrowing costs.

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

Impairment of non-financial assets: The Company’s Management assesses at each reporting period whether there is an indication that an individual component or a group of PPE may be impaired.

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
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

As of December 31, 2024 and 2023, the book value of PPE did not exceed its recoverable value.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the recoverable amount of the individual asset or CGU since the last time an impairment loss was recognized. The reversal is limited so that the carrying amount of the asset or CGU does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of applicable depreciation, if an impairment loss had not been recognized for that asset or CGU in prior periods. Such a reversal is recognized in the income statement on the same line item in which the respective impairment charge was previously recognized, unless the asset is carried at its revalued amount, in which case the reversal is treated similarly to a revaluation increase.

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

The evaluation carried out and the conclusions reached by tgs are consistent with those of other transportation and natural gas distribution companies in Argentina that are subject to the similar regulations and license agreements. The evaluation was carried out jointly, when the transportation and distribution companies adopted the IFRS Accounting Standards in Argentina in 2012, together with the FACPCE, the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos - “BYMA”) and the CNV, considering the contributions of ENARGAS with respect to the regulatory aspects of the License agreements. In this regard, the CNV issued General Resolution No. 613/2012, ratifying that IFRIC 12 does not apply to natural gas transportation and distribution licenses established under the regulatory framework described in Note 17.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

The current income tax is calculated on the basis of tax regulations in force at each reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2024, 2023, and 2022, there are no provisions booked for this concept.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

Accumulated taxable net profit
More than $	to $	Will pay $	More than %	On the surplus of $
$0	$34,703,523	$0	25%	$0
$34,703,523	$347,035,231	$8,675,881	30%	$34,703,523
$347,035,231	On forward	$102,375,393	35%	$347,035,231

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
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

Liquids Production and Commercialization in the domestic market

In the domestic market, tgs sells the production of propane and butane to LPG retailers in the framework of the programs created by the National Government to supply the domestic market. The sale prices are determined by the ex-Secretary of Hydrocarbon Resources (“SHR”). For more information, see Note 17.b) - Regulatory framework - Regulatory framework for non-regulated segments - to these consolidated financial statements.

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
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

Telecommunications

Revenues from the provision of Telecommunications services are recognized in the statement of comprehensive income at the time of effective performance of the service. The sale price is determined according to what arises from the contractual conditions agreed between Telcosur and its customers. The consideration is determined as a fixed monthly amount. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales receivable is recorded.

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
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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
Own equity instruments that are reacquired (treasury shares) are recognized at cost restated for the inflation effects as mentioned in Note 4.d) and deducted from equity. No gain or loss is recognized on the purchase, sale or cancellation of the Company’s treasury shares. Any difference between the carrying amount and the consideration, if reissued, is recognized as a premium on common stock or additional paid-up capital.

Additional paid-up capital

Corresponds to the difference between the carrying value of the treasury shares and the quoted value at the time were distributed (for more information see Note 19.b). It is restated according to what is mentioned in Note 4.d).

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

4.t)	Basic and diluted earnings per share

Earnings per share for the years ended  December 31, 2024, 2023 and 2022 were calculated as follows:

	2024	2023	2022
Net income attributable to owners of the Company	370,163,706	51,212,469	219,157,465
Weighted average number of outstanding shares (1)	752,761,058	752,761,058	752,761,058
Basic and diluited earnings per share	491.74	68.03	291.14
(1)	The weighted average number of shares excludes treasury shares.

As of December 31, 2024, 2023 and 2022, there are no tgs instruments outstanding that imply the existence of potential ordinary shares, thus the basic net income per share for the years ended on December 31, 2024, 2023 and 2022 matches the diluted net income per share.

5.	CRITICAL ACCOUNTING ESTIMATES

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
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

Since August 2019, the main macroeconomic and business variables in Argentina suffered a significant deterioration. This situation was aggravated in 2020 by the negative consequences that COVID had on Argentina’s economic situation which led the Argentine Government to take a series of measures even affecting the regulatory framework of the natural gas transportation segment, which led to the recognition of an impairment of PPE in the fiscal year ended December 31, 2020.

Effective from April 1, 2024, ENARGAS granted a 675% tariff increase and successive monthly increases, and the necessary steps were also taken to complete the Five-Year Tariff Review (“RQT”), whose public hearing was held on February 6, 2025 (see Notes 1 and 17). Therefore, as of December 31, 2024, the cash flows used to determine the recoverable value (value in use) of the CGU related to the Natural Gas Transportation segment were re-estimated.

The value in use of PPE is sensitive to significant variation in the assumptions applied, including the adjustment of future tariffs determined by the Argentine Government in the Natural Gas Transportation segment.

The value in use is calculated based on the discounted future cash flows. The projected cash flows are prepared taking into account significant assumptions relating to: discount rate, estimates of future tariffs and the recognition of cost adjustments and expected macroeconomic variables such as inflation and foreign exchange rates. The discount rate is based on a weighted average cost of capital (“WACC”).

In performing the analysis for the Natural Gas Transportation segment, the Management considered among others: (i) the status of the negotiations with the Argentine Government, (ii) the contractual rights derived from the License, (iii) Management´s expectations regarding the transitional tariff increase to be granted until the new RQT is concluded, (iv) Management´s expectation of the outcome of the new RQT process and (v) the impact of a cost monitoring scheme that allows for semi-annual adjustments to current tariffs.

Management has prepared, for the Natural Gas Transportation segment, three different estimates of the expected cash flows by sensitizing its main variables and assigning probabilities of occurrence based on experience and considering the current socio-economic context, as follows:

a) Base scenario: probability of occurrence assigned 70%.
b) Optimistic scenario: probability of occurrence assigned 10%.
c) Pessimistic scenario: probability of occurrence assigned  20%.

In order to make the comparison between the expected cash flow and the book value of the assets assigned to the Natural Gas Transportation segment, the Company´s Management has used a weighting of the scenarios, in accordance with the probabilities mentioned above, to determine the expected value in use.

As of December 31, 2024, Management determined that no additional impairment charge needed to be recorded.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of December 31, 2024, based on the foregoing, the Management has estimated that the book value of the assets comprising the natural gas transportation cash-generating unit is lower than its recoverable amount, therefore, a reversal of impairment charge was recorded on property, plant, and equipment of Ps. 39,625,359 within the categories “Pipelines,” “Compressor Plants,” “Other Industrial Plants,” “Pressure Regulation and/or Measurement Stations,” and “Other Technical Installations,” and was charged under “Reversal of Impairment of Property, Plant, and Equipment” in the consolidated statement of comprehensive income for the year ended December 31, 2024. After recognizing the aforementioned reversal of impairment, the book value of the natural gas transportation CGU amounted to Ps. 1,275,874,822.

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

Non-cash investing and financing activities for the years ended December 31, 2024, 2023 and 2022 are presented below:

	2024	2023	2022
Unpaid acquisition of PPE	20,043,792	15,470,394	12,524,749
Principal payment of financial lease (1)	7,492,491	5,844,723	6,113,542
(1)	Cancelled through compensation with trade receivables with the creditor. See Note 13.

Note 13 to these consolidated financial statements includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

The Company analyzes its businesses into four segments (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Midstream and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. Liquids Production and Commercialization business segment is regulated by the SE.

Non-current assets are mostly located in the entity´s country of domicile.

Year ended December 31, 2024
	Natural Gas	Liquids Production
	Transportation	and Commercialization	Midstream	Telecommunications	Eliminations	Total
Revenues	441,126,075	556,662,454	215,735,400	6,242,358	-	1,219,766,287
Intersegment revenues	12,225,323	-	-	-	(12,225,323)	-
Cost of sales	(214,108,970)	(290,377,540)	(78,098,713)	(4,880,237)	12,225,323	(575,240,137)
Administrative expenses	(32,462,812)	(8,472,119)	(6,065,736)	(427,015)	-	(47,427,682)
Selling expenses	(26,539,048)	(33,905,257)	(15,936,033)	(859,440)	-	(77,239,778)
Other operating results	586,815	(752,088)	980,678	(14)	-	815,391
Reversal of Impairment of PPE	39,625,359	-	-	-	-	39,625,359
Operating profit	220,452,742	223,155,450	116,615,596	75,652	-	560,299,440
Depreciation of property, plant and equipment	(85,480,973)	(10,098,147)	(34,086,894)	-	-	(129,666,014)

	Natural Gas	Liquids Production
	Transportation	and Commercialization	Midstream	Telecommunications	Total
Identifiable assets	1,678,594,812	513,073,552	1,167,522,068	35,407,828	3,394,598,260
Identifiable liabilities	629,426,008	65,330,564	463,516,589	2,812,920	1,161,086,081

Year ended December 31, 2023
	Natural Gas	Liquids Production
	Transportation	and Commercialization	Midstream	Telecommunications	Eliminations	Total
Revenues	215,700,088	577,973,122	186,437,633	5,941,925	-	986,052,768
Intersegment revenues	6,117,255	-	-	-	(6,117,255)	-
Cost of sales	(197,658,280)	(352,652,516)	(71,002,883)	(4,876,237)	6,117,255	(620,072,661)
Administrative expenses	(31,810,591)	(6,979,268)	(5,383,104)	(349,366)	-	(44,522,329)
Selling expenses	(17,217,181)	(31,410,441)	(16,731,790)	(888,410)	-	(66,247,822)
Other operating results	(1,771,180)	(168,743)	287,561	-	-	(1,652,362)
Operating (loss) / profit	(26,639,889)	186,762,154	93,607,417	(172,088)	-	253,557,594
Depreciation of property, plant and equipment	(88,314,370)	(9,805,661)	(33,905,018)	-	-	(132,025,049)

	Natural Gas	Liquids Production
	Transportation	and Commercialization	Midstream	Telecommunications	Total
Identifiable assets	1,444,330,728	725,696,633	1,094,667,183	57,923,024	3,322,617,568
Identifiable liabilities	709,021,719	51,099,211	651,222,230	47,925,724	1,459,268,884

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Year ended December 31, 2022
	Natural Gas	Liquids Production
	Transportation	and Commercialization	Midstream	Telecommunications	Eliminations	Total
Revenues	275,616,557	706,714,914	127,129,881	6,234,847	-	1,115,696,199
Intersegment revenues	7,898,618	-	-	-	(7,898,618)	-
Cost of sales	(199,080,020)	(398,638,883)	(57,014,540)	(4,454,311)	7,898,618	(651,289,136)
Administrative expenses	(28,690,508)	(5,623,469)	(4,253,540)	(455,168)	-	(39,022,685)
Selling expenses	(20,474,511)	(38,911,133)	(9,065,317)	(742,955)	-	(69,193,916)
Other operating results	(1,223,026)	257,283	446,984	-	-	(518,759)
Operating profit	34,047,110	263,798,712	57,243,468	582,413	-	355,671,703
Depreciation of property, plant and equipment	(97,552,517)	(8,873,439)	(26,302,693)	-	-	(132,728,649)

	Natural Gas	Liquids Production
	Transportation	and Commercialization	Midstream	Telecommunications	Total
Identifiable assets	1,521,667,971	540,912,935	697,580,135	34,370,600	2,794,531,641
Identifiable liabilities	465,485,775	53,855,153	432,437,294	30,618,450	982,396,672
8.	DETAIL OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME CAPTIONS

8.a)	Other receivables

	2024		2023
	Current	Non Current	Current	Non Current
Turnover tax balance	106,029	-	221,537	-
VAT credit balance	1,602,417	-	3,237,694	-
Income tax credit balance(1)	400,533	-	16,270,765	-
Other tax receivables	611,381	-	566,810	-
Prepaid expenses	6,500,659	15,505	1,731,443	46,834
Advances to suppliers(2)	30,459,892	-	46,973,925	-
Subsidies receivables	10,881,706	-	10,182,355	-
Deposits in guarantee	189,475	-	421,164	-
Other Receivables UT	74,681	-	95,200	-
Others	980,868	421,894	1,415,139	31,546
Total	51,807,641	437,399	81,116,032	78,380

(1)	Provisions, net of advances paid, withholdings and perceptions
(2)	As of December 31, 2024, it includes Ps. 2,120,362 corresponding to Other current credits with SACDE Sociedad Argentina de Diseño y Desarrollo Estratégico S.A..
8.b)	Trade receivables

	2024	2023
	Current	Current
Third parties	142,860,672	96,720,799
Natural Gas Transportation	62,947,107	33,748,153
Liquids Production and Commercialization	45,620,911	34,435,457
Midstream	34,292,654	28,537,189
Related parties (Note 21)	13,457,571	14,563,457
Natural Gas Transportation	2,253,965	578,566
Liquids Production and Commercialization	2,377,690	1,407,443
Midstream	8,825,916	12,577,448
Allowance for doubtful accounts	(301,770)	(657,145)
Total	156,016,473	110,627,111

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The movement of the allowance for doubtful accounts is as follows:

Balances as of 12/31/2021	1,750,545
Inflation adjustment restatement	(851,876)
Additions	-
Applications	-
Reversals	-
Balances as of 12/31/2022	898,669
Inflation adjustment restatement	(610,087)
Additions (1)	371,535
Applications	(2,972)
Reversals	-
Balances as of 12/31/2023	657,145
Inflation adjustment restatement	(355,375)
Additions	-
Applications	-
Reversals	-
Balances as of 12/31/2024	301,770
(1)	Included in “Selling expenses”.

8.c)	Cash and cash equivalents

	2024	2023
Cash and banks	41,858,829	5,817,494
UT Cash and banks	234	536
Mutual funds in local currency	17,716,933	4,472,447
Interest-bearing accounts	397,688	4,079,845
UT Mutual funds	-	333
Total	59,973,684	14,370,655

8.d)	Contract liabilities

	2024		2023
	Current	Non Current	Current	Non Current
Natural Gas Transportation	2,447,291	35,128,670	2,447,291	37,576,135
Liquids Production and Commercialization	715,353	-	3,066,702	715,354
Midstream	4,289,078	76,587,398	4,297,985	81,068,978
UT	10,931	-	23,804	-
Total	7,462,653	111,716,068	9,835,782	119,360,467

During 2024, 2023 and 2022 financial years, the Company recognized Ps. 8,153,926, Ps. 8,899,978 and Ps. 3,187,073, respectively, in revenues for sales from contracts with clients in the Statement of Comprehensive Income, which had been included in the balance at the beginning of each year.

Revenues related to the contract liabilities will be recognized in the Statement of Comprehensive Income in accordance with the schedule stipulated with the customers for the provision of the service, which will be completed between 2025 and 2053.

8.e)	Other payables

	2024	2023
	Current	Current
Payable for compensation for the Board of Directors and Supervisory Committee	237,877	153,236
Others	6,106	8,724
Total	243,983	161,960

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

8.f)	Taxes payables

	2024		2023
	Current	Non Current	Current	Non Current
Health and safety tax	281,540	-	360,972	-
Withholdings and perceptions made to third parties	6,046,066	-	2,495,166	-
Turnover Tax	2,034,696	-	1,353,434	-
Tax on exports	1,941,642	-	759,762	-
Others	469,645	-	557,755	204,959
Total	10,773,589	-	5,527,089	204,959

8.g)	Trade payables

	2024	2023
	Current	Current
Suppliers	54,095,738	75,957,192
UT Suppliers	1,076,774	887,330
Customers (credit balances)	59,281	53,722
Related companies (Note 21)	21,490,731	13,959,705
Total	76,722,524	90,857,949

8.h)	Revenues

	2024	2023	2022
Sales of goods and services	1,206,612,985	967,498,077	1,079,018,197
Government grants	13,153,302	18,554,691	36,678,002
Total	1,219,766,287	986,052,768	1,115,696,199

Disaggregation of revenues of goods and services
Below is a table in which revenues are disaggregated considering the type of market and the opportunity to satisfy performance obligations:

Year ended December 31, 2024
		Liquids Production
	Natural Gas	and
	Transportation	Commercialization	Midstream	Telecommunications	Total
Primary geographical market
External Market	-	284,586,265	-	-	284,586,265
Local Market	441,126,075	258,922,887	215,735,400	6,242,358	922,026,720
Total	441,126,075	543,509,152	215,735,400	6,242,358	1,206,612,985
Timing of revenue recognition:
Over the time	441,126,075	29,669,142	215,735,400	6,242,358	692,772,975
At a point in time	-	513,840,010	-	-	513,840,010
Total	441,126,075	543,509,152	215,735,400	6,242,358	1,206,612,985

Year ended December 31, 2023
		Liquids Production
	Natural Gas	and
	Transportation	Commercialization	Midstream	Telecommunications	Total
Primary geographical market
External market	-	207,725,378	-	-	207,725,378
Local market	215,700,088	351,693,053	186,437,633	5,941,925	759,772,699
Total	215,700,088	559,418,431	186,437,633	5,941,925	967,498,077
Timing of revenue recognition:
Over the time	215,700,088	32,098,542	186,437,633	5,941,925	440,178,188
At a point in time	-	527,319,889	-	-	527,319,889
Total	215,700,088	559,418,431	186,437,633	5,941,925	967,498,077

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Year ended December 31, 2022
		Liquids Production
	Natural Gas	and
	Transportation	Commercialization	Midstream	Telecommunications	Total
Primary geographical market
External market	-	314,068,033	-	-	314,068,033
Local market	275,616,557	355,968,879	127,129,881	6,234,847	764,950,164
Total	275,616,557	670,036,912	127,129,881	6,234,847	1,079,018,197
Timing of revenue recognition:
Over the time	275,616,557	30,543,960	127,129,881	6,234,847	439,525,245
At a point in time	-	639,492,952	-	-	639,492,952
Total	275,616,557	670,036,912	127,129,881	6,234,847	1,079,018,197

Detailed information of revenues on each business segment for the years ended December 31, 2024, 2023 and 2022 is disclosed below:

➢	Natural Gas Transportation:

	2024	2023	2022
Firm	369,712,035	176,352,490	230,458,685
Access and Charge	15,568,955	7,066,728	9,561,067
Interruptible and others	55,845,085	32,280,870	35,596,805
Total	441,126,075	215,700,088	275,616,557

➢	Liquids Production and Commercialization:

	2024	2023	2022
Product	513,532,103	527,319,889	639,492,952
Services	29,977,049	32,098,542	30,543,960
Total	543,509,152	559,418,431	670,036,912

➢	Midstream:

	2024	2023	2022
Conditioning and treatment	32,966,004	33,996,907	40,291,221
Operation and maintenance	7,535,586	6,129,280	3,057,292
Steam sales	2,321,581	2,306,975	2,527,935
Construction	-	731,120	16,025
UT Construction	-	52,520	295,240
Transportation and conditioning of Natural Gas	167,010,774	136,147,207	79,458,971
Others	5,901,455	7,073,624	1,483,197
Total	215,735,400	186,437,633	127,129,881

8.i)	Net cost of sales

	2024	2023	2022
Inventories at the beginning of the year	16,700,896	12,433,865	15,449,955
Purchases	201,215,421	291,751,438	326,382,064
Operating expenses (Note 8.j.)	360,988,524	332,588,254	321,890,982
Inventories at the end of the year	(3,664,704)	(16,700,896)	(12,433,865)
Total	575,240,137	620,072,661	651,289,136

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

8.j)	Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the years ended December 31, 2024, 2023 and 2022

	2024

		Operating expenses
Accounts	Total	Regulated activities	Non-regulated activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	104,700,571	43,704,634	36,297,210	19,225,121	5,473,606		-
Social security taxes	17,891,233	7,297,207	6,424,722	3,146,337	1,022,967		-
Compensation to Directors and Supervisory Committee	870,724	-	-	870,724	-		-
Professional services fees	21,736,846	2,235,743	2,453,653	14,621,232	2,426,218		-
Technical operator assistance fees	26,405,660	10,027,335	16,378,325	-	-		-
Materials	18,419,298	6,385,319	12,026,592	-	7,387		-
Third parties services	11,300,606	4,285,078	6,231,082	784,446	-		-
Telecommunications and post expenses	926,278	246,251	328,570	308,457	43,000		-
Rents	3,658,382	464,134	3,089,368	95,646	9,234		-
Transports and freight	4,923,703	2,854,337	1,978,635	90,731	-		-
Easements	1,198,369	1,198,369	-	-	-		-
Offices supplies	351,057	134,685	65,222	132,580	18,570		-
Travel expenses	2,829,403	1,186,035	447,228	1,091,560	104,580		-
Insurance	3,636,825	1,958,089	1,664,758	-	13,978		-
Property, plant and equipment maintenance	54,502,994	39,301,897	13,439,683	1,761,264	150		-
Depreciation of property, plant and equipment	129,666,014	81,833,041	43,825,468	4,007,505	-		-
Taxes and contributions	76,235,531	10,013,006	344,159	113,762	65,764,604	(1)	-
Advertising	2,199,517	-	116	-	2,199,401		-
Banks expenses	1,151,980	-	-	1,151,980	-		-
Interests expenses	55,710,108	-	-	-	-		55,710,108
Foreign exchange loss	151,769,496	-	-	-	-		151,769,496
Other expenses	3,050,993	983,811	1,884,762	26,337	156,083		-

Total 2024	693,135,588	214,108,971	146,879,553	47,427,682	77,239,778		207,479,604
(1)	Includes tax on exports for Ps. 23,126,803 for the year ended December 31, 2024.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2023

		Operating expenses
Accounts	Total	Regulated activities	Non-regulated activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	101,747,855	41,314,446	34,253,912	20,934,042	5,245,455		-
Social security taxes	16,846,649	7,071,046	6,103,677	2,664,412	1,007,514		-
Compensation to Directors and Supervisory Committee	886,376	-	-	886,376	-		-
Professional services fees	16,165,302	973,987	1,736,401	9,867,393	3,587,521		-
Technical operator assistance fees	13,236,442	520,020	12,716,422	-	-		-
Materials	16,746,025	4,570,168	12,175,857	-	-		-
Third parties services	10,388,995	5,088,025	4,893,423	407,547	-		-
Telecommunications and post expenses	471,054	100,411	188,660	160,594	21,389		-
Rents	2,865,153	342,368	2,440,150	78,208	4,427		-
Transports and freight	4,895,486	3,009,188	1,815,559	70,717	22		-
Easements	1,745,754	1,745,754	-	-	-		-
Offices supplies	558,629	274,003	107,231	157,167	20,228		-
Travel expenses	2,094,139	1,065,478	498,646	444,018	85,997		-
Insurance	4,619,418	2,714,219	1,617,705	287,494	-		-
Property, plant and equipment maintenance	44,148,962	32,648,194	10,546,094	954,674	-		-
Depreciation of property, plant and equipment	132,025,049	81,879,189	43,351,103	6,794,757	-		-
Taxes and contributions	67,640,284	13,054,980	372,968	438,809	53,773,527	(1)	-
Advertising	1,926,424	-	514	-	1,925,910		-
Doubtful accounts	371,535	-	-	-	371,535		-
Banks expenses	362,829	-	-	362,829	-		-
Interests expenses	53,629,953	-	-	-	-		53,629,953
Foreign exchange loss	1,043,252,045	-	-	-	-		1,043,252,045
Other expenses	3,616,045	1,286,802	2,111,654	13,292	204,297		-

Total 2023	1,540,240,403	197,658,278	134,929,976	44,522,329	66,247,822		1,096,881,998
(1)	Includes tax on exports for Ps. 17,933,982 for the year ended December 31, 2023.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2022

		Operating expenses
Accounts	Total	Regulated activities	Non-regulated activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	90,170,902	37,867,629	30,715,209	16,538,629	5,049,435		-
Social security taxes	17,097,872	7,012,285	6,039,652	2,995,454	1,050,481		-
Compensation to Directors and Supervisory Committee	853,749	-	-	853,749	-		-
Professional services fees	11,150,476	332,096	4,073,075	6,092,554	652,751		-
Technical operator assistance fees	20,799,669	1,903,579	18,896,090	-	-		-
Materials	10,814,079	3,137,530	7,668,398	-	8,151		-
Third parties services	10,602,306	4,607,680	4,670,503	1,324,123	-		-
Telecommunications and post expenses	572,636	109,370	180,539	250,441	32,286		-
Rents	739,033	119,208	547,747	65,460	6,618		-
Transports and freight	4,162,758	2,367,578	1,711,315	81,328	2,537		-
Easements	1,362,741	1,062,811	299,930	-	-		-
Offices supplies	318,342	125,780	65,087	122,037	5,438		-
Travel expenses	1,343,232	693,987	237,963	313,495	97,787		-
Insurance	4,663,808	2,705,497	1,609,012	349,299	-		-
Property, plant and equipment maintenance	43,835,696	34,660,631	8,641,429	533,636	-		-
Depreciation of property, plant and equipment	132,728,649	89,416,777	35,176,127	8,135,745	-		-
Taxes and contributions	73,631,657	12,114,336	412,882	200,789	60,903,650	(1)	-
Advertising	1,282,288	-	-	-	1,282,288		-
Banks expenses	673,698	-	-	673,698	-		-
Interests expenses	46,102,674	-	-	-	-		46,102,674
Foreign exchange loss	353,347,594	-	-	-	-		353,347,594
Costs of services rendered to third parties	331,756	-	331,756	-	-		-
Other expenses	2,972,236	843,242	1,534,252	492,248	102,494		-

Total 2022	829,557,851	199,080,016	122,810,966	39,022,685	69,193,916		399,450,268
(1)	Includes tax on exports for Ps. 24,815,929 for the year ended December 31, 2022.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

8.k)	Net financial results

	2024	2023	2022
Financial income
Interest income	23,244,613	52,676,148	12,439,671
Foreign exchange gain	92,950,818	588,431,900	189,485,882
Subtotal	116,195,431	641,108,048	201,925,553
Financial expenses
Interest expense (1)	(55,710,108)	(53,629,953)	(46,102,674)
Foreign exchange loss	(151,769,496)	(1,043,252,045)	(353,347,594)
Subtotal	(207,479,604)	(1,096,881,998)	(399,450,268)
Other financial results
Notes repurchase results	-	-	(6,985,912)
Derivative financial instruments result	-	-	(865,194)
Fair value gains on financial instruments through profit or loss	179,618,396	426,400,494	163,619,184
Others	(17,367,234)	(6,035,045)	(5,225,493)
Subtotal	162,251,162	420,365,449	150,542,585
(Loss) / Gain on net monetary position	(49,407,255)	(123,081,449)	25,553,954
Total	21,559,734	(158,489,950)	(21,428,176)
(1)	It includes Ps. 1,409,123, Ps. 2,077,850 and Ps. 2,594,867 of accrued interest corresponding to leasing liabilities, for the years ended December 31, 2024, 2023 and 2022, respectively.

In accordance with IAS 29, the Company has opted to present the (loss) / gain on net monetary position included in the financial results, and in a single line. The presentation made by the Company implies that the nominal magnitudes of the financial results have been restated by inflation. This means that the real magnitudes of the financial results are different from the components of the financial results previously presented.

8.l)	Other operating results, net

	2024	2023	2022
Result from disposal of Property, plant and equipment	(1,849,859)	-	-
Reversal / (Charge) for provisions (1)	1,162,562	(1,526,033)	(2,420,188)
Recovery of insurance	1,153,314	48,063	196,658
Recovery of expenses	1,154,948	-	-
Derecognition of tax credits	(729,560)	-	-
Others	(76,014)	(174,392)	1,704,771
Total	815,391	(1,652,362)	(518,759)
(1)	Including legal expenses.

8.m)	Financial assets at amortized cost

	2024		2023
	Current	Non Current	Current	Non Current
Fixed term deposits in foreign currency	240,634,495	-	220,547,716	173,678,840
Other time deposits	30,975,000	-	8,817,393	59,744,235
Total	271,609,495	-	229,365,109	233,423,075

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

8.n)	Financial assets at fair value through profit or loss

	2024	2023
	Current	Current
Corporate bonds with related parties	20,471,497	21,739,106
Corporate bonds	197,191,523	226,263,421
Public debt bonds	201,860,331	182,456,539
Equity instruments	45,432,098	43,258,091
Total	464,955,449	473,717,157

8.o)	Payroll and social security taxes payable

	2024	2023
	Current	Current
Vacation benefit payable	8,964,896	8,016,798
Annual bonus payable	7,055,433	2,717,233
Social security taxes payable	3,402,055	2,808,103
UT	25,916	14,271
Total	19,448,300	13,556,405

9.	INVESTMENTS IN ASSOCIATES

	2024			2023

	Description of securities

	Face		Book	Book
Name and issuer	value	Amount	value	value
Transporte y Servicios de Gas en Uruguay S.A. (Liquidated)	-	-	-	58,271

Gas Link S.A.	$1	502,962	1,225,330	923,259
Total			1,225,330	981,530

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

The breakdown of the amounts included in the Statements of Financial Position related to the Company’s participation in the UT as of December 31, 2024 and 2023 and its results as of December 31, 2024, 2023 and 2022 is the following:

	2024	2023
Consolidated Statements of Financial Position
Non current assets	-	-
Current assets	198,003	134,489
Total assets	198,003	134,489
Non current liabilities	-	-
Current liabilities	2,179,448	920,787
Total liabilities	2,179,448	920,787

	2024	2023	2022
Consolidated Statements of Comprehensive Income
Gross (loss) / profit	(508,855)	(223,735)	183
Operating loss	(567,997)	(319,427)	(53,261)
Net Financial results	909,676	1,412,887	957,117
Comprehensive income	341,679	1,093,460	903,856

11.	SHARE OF PROFIT / (LOSS) FROM ASSOCIATES

	2024	2023	2022
EGS (liquidated)	-	(4,747)	(2,929)
TGU (liquidated)	(58,271)	(33,290)	(39,583)
Link	302,071	(28,161)	653,768
Total	243,800	(66,198)	611,256

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

12.	PROPERTY, PLANT AND EQUIPMENT

	2024
	Cost					Depreciations
						Accumulated at				Accumulated at	Reversal of Impairment of
	Beginning				End of	the beginning				the end	Property, plant	Net
Account	of the year	Additions	Retirements	Transfers	the year	of the year	Retirements	For the year	Rate %	of the year	and equipment	book value

Pipelines	1,836,590,008	85,361	(3,946,357)	17,146,697	1,849,875,709	1,072,168,848	(2,742,434)	41,861,483	2.2	1,111,287,897	(30,114,007)	768,701,819

Compressor plants	839,471,416	65,727	(5,388,897)	28,254,459	862,402,705	610,257,455	(4,970,944)	29,347,722	3.3 a 25	634,634,233	(9,045,134)	236,813,606

Other plants	719,010	-	-	268,935	987,945	354,713	-	23,323	3.3	378,036	(14,495)	624,404

Stations of regulation and/or measurement of pressure	67,687,769	-	(498,508)	2,903,203	70,092,464	54,302,845	(352,114)	1,721,364	4.0	55,672,095	(403,516)	14,823,885

Other technical installations	17,362,385	-	-	2,273,249	19,635,634	11,501,797	-	589,893	6.7	12,091,690	(48,207)	7,592,151

Subtotal assets related to natural gas transportation service	2,761,830,588	151,088	(9,833,762)	50,846,543	2,802,994,457	1,748,585,658	(8,065,492)	73,543,785		1,814,063,951	(39,625,359)	1,028,555,865

Non-regulated segment Pipelines	349,751,789	-	-	965,428	350,717,217	43,237,563	-	11,597,985	2.2	54,835,548	-	295,881,669

Non-regulated segment Compressor plants	57,888,386	-	-	472	57,888,858	44,679,304	-	5,000,275	3.3 a 25	49,679,579	-	8,209,279

Non-regulated segment Other plants	632,358,027	-	(85,724)	199,664,695	831,936,998	327,930,210	(29,646)	20,902,047	3.3	348,802,611	-	483,134,387

Non-regulated segment Stations of regulation and/or measurement of pressure	19,209,854	-	-	1,280,252	20,490,106	5,061,973	-	895,157	4.0	5,957,130	-	14,532,976

Non-regulated segment Other technical installations	7,379,901	-	-	-	7,379,901	5,138,695	-	609,352	6.7	5,748,047	-	1,631,854

Subtotal assets related to Other Services and Liquids Production and Commercialization	1,066,587,957	-	(85,724)	201,910,847	1,268,413,080	426,047,745	(29,646)	39,004,816		465,022,915	-	803,390,165

Lands	11,674,415	-	-	368,294	12,042,709	-	-	-	-	-	-	12,042,709

Buildings and constructions	118,124,524	-	(252,340)	8,902,219	126,774,403	59,075,774	(153,044)	3,069,019	2.0	61,991,749	-	64,782,654

Fittings and features in building	12,923,354	-	-	(142,173)	12,781,181	4,437,722	-	1,119,267	4.0	5,556,989	-	7,224,192

Machinery, equipment and tools	38,898,288	2,421,222	(3,872)	122,248	41,437,886	31,006,795	(3,872)	2,785,712	6.7 a 10	33,788,635	-	7,649,251

UT Machinery, equipment and tools	24,690	-	-	-	24,690	24,690	-	-	6.7 a 10	24,690	-	-

Computers and Telecommunication systems	172,725,839	-	-	10,592,035	183,317,874	139,175,524	-	8,828,761	6.7 a 20	148,004,285	-	35,313,589

Vehicles	16,547,405	2,149,722	(339,147)	1,802	18,359,782	12,443,257	(339,147)	1,259,340	20	13,363,450	-	4,996,332

Furniture	6,564,273	432	-	66,661	6,631,366	6,234,810	-	55,314	10	6,290,124	-	341,242

Materials	109,340,367	64,990,827	(890,117)	(42,464,525)	130,976,552	-	-	-	-	-	-	130,976,552

Line pack	14,833,252	-	-	-	14,833,252	750,415	-	-	-	750,415	-	14,082,837

Works in progress	259,901,678	245,823,993	-	(230,203,951)	275,521,720	-	-	-	-	-	-	275,521,720

Total	4,589,976,630	315,537,284	(11,404,962)	-	4,894,108,952	2,427,782,390	(8,591,201)	129,666,014		2,548,857,203	(39,625,359)	2,384,877,108

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2023
	Cost					Depreciations
						Accumulated at				Accumulated at
	Beginning				End of	the beginning				the end	Net book
Account	of the year	Additions	Retirements	Transfers	the year	of the year	Retirements	For the year	Rate %	of the year	value

Pipelines	1,827,081,993	-	-	9,508,015	1,836,590,008	1,026,717,696	-	45,451,152	2.2	1,072,168,848	764,421,160

Compressor plants	820,374,857	-	-	19,096,559	839,471,416	582,764,442	-	27,493,013	3.3 a 25	610,257,455	229,213,961

Other plants	719,010	-	-	-	719,010	334,997	-	19,716	3.3	354,713	364,297

Stations of regulation and/or measurement of pressure	65,565,183	-	-	2,122,586	67,687,769	52,549,994	-	1,752,851	4.0	54,302,845	13,384,924

Other technical installations	16,171,518	-	-	1,190,867	17,362,385	10,954,531	-	547,266	6.7	11,501,797	5,860,588

Subtotal assets related to natural gas transportation service	2,729,912,561	-	-	31,918,027	2,761,830,588	1,673,321,660	-	75,263,998		1,748,585,658	1,013,244,930

Non-regulated segment Pipelines	296,385,707	-	-	53,366,082	349,751,789	32,744,705	-	10,492,858	2.2	43,237,563	306,514,226

Non-regulated segment Compressor plants	57,604,588	-	-	283,798	57,888,386	39,605,832	-	5,073,472	3.3 a 25	44,679,304	13,209,082

Non-regulated segment Other plants	582,138,862	-	-	50,219,165	632,358,027	307,467,082	-	20,463,128	3.3	327,930,210	304,427,817

Non-regulated segment Stations of regulation and/or measurement of pressure	19,209,817	-	-	37	19,209,854	3,361,507	-	1,700,466	4.0	5,061,973	14,147,881

Non-regulated segment Other technical installations	7,379,901	-	-	-	7,379,901	4,529,342	-	609,353	6.7	5,138,695	2,241,206

Subtotal assets related to Other Services and Production and Commercialization of Liquids	962,718,875	-	-	103,869,082	1,066,587,957	387,708,468	-	38,339,277		426,047,745	640,540,212

Lands	9,612,991	423,659	-	1,637,765	11,674,415	-	-	-	-	-	11,674,415

Buildings and constructions	108,345,818	3,949,666	-	5,829,040	118,124,524	55,581,436	-	3,494,338	2.0	59,075,774	59,048,750

Facilities and features in building	7,988,615	-	-	4,934,739	12,923,354	3,809,981	-	627,741	4.0	4,437,722	8,485,632

Machinery, equipment and tools	38,103,553	444,088	(2,659)	353,306	38,898,288	27,227,812	(2,659)	3,781,642	6.7 a 10	31,006,795	7,891,493

UT Machinery, equipment and tools	24,690	-	-	-	24,690	24,690	-	-	6.7 a 10	24,690	-

Computers and Telecommunication systems	164,981,234	54,245	-	7,690,360	172,725,839	129,910,958	-	9,264,566	6.7 a 20	139,175,524	33,550,315

Vehicles	16,146,282	2,080,133	(1,679,010)	-	16,547,405	12,910,917	(1,665,713)	1,198,053	20.0	12,443,257	4,104,148

Furniture	6,530,030	21,258	-	12,985	6,564,273	6,179,376	-	55,434	10.0	6,234,810	329,463

Materials	113,436,618	33,079,345	(2,404,812)	(34,770,784)	109,340,367	-	-	-	-	-	109,340,367

Line pack	14,464,567	-	-	368,685	14,833,252	750,415	-	-	-	750,415	14,082,837

Works in progress	122,121,964	259,622,919	-	(121,843,205)	259,901,678	-	-	-	-	-	259,901,678

Total	4,294,387,798	299,675,313	(4,086,481)	-	4,589,976,630	2,297,425,713	(1,668,372)	132,025,049		2,427,782,390	2,162,194,240

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The following is the composition of the resulting net value of Property, plant and equipment as of December 31, 2024 and 2023:

	2024	2023
Cost	4,894,108,952	4,589,976,630
Accumulated depreciation	(2,548,857,203)	(2,427,782,390)
Reversal of Impairment	39,625,359	-
Total	2,384,877,108	2,162,194,240

As of December 31, 2024 and 2023, Property, plant and equipment contains the following assets for right of use:

	2024	2023
Other plants	3,042,284	4,867,655
Compressor plants	7,553,175	12,085,080
Other technical installations	858,857	1,374,171
Buildings	2,369,800	3,159,733
Total	13,824,116	21,486,639

The depreciations recorded in the years 2024, 2023 and 2022 of the right-of-use assets correspond to the following:

	2024	2023	2022
Other plants	(1,825,371)	(1,825,371)	(1,825,371)
Compressor plants	(4,531,905)	(4,531,905)	(4,531,905)
Other technical installations	(515,314)	(515,314)	(515,314)
Buildings	(789,933)	(789,933)	-
Total	(7,662,523)	(7,662,523)	(6,872,590)

The right to use these assets expires in September 2026 and December 2027.

13.	LOANS

Short-term and long-term loans as of December 31, 2024 and 2023 comprise the following:

	2024	2023
Current Loans
2031 Notes Interest	18,625,880	-
2018 Notes Interest	-	9,315,114
Bank loans	51,962,324	108,870,337
Leases liabilities	7,808,178	13,707,861
Total Current Loans	78,396,382	131,893,312
Non Current Loans
2018 Notes(1)	-	827,993,739
2031 Notes	495,544,257	-
Leases liabilities	6,168,992	23,782,860
Bank loans	-	43,408,897
Total Non Current Loans	501,713,249	895,185,496
Total Loans (2)	580,109,631	1,027,078,808
(1)	As of December 31, 2023, it is net of Notes repurchase of Ps 52,244,896.
(2)	Net of issuance expenses and issue price of Ps. 10,135,743 and Ps. 114,727 as of December 31, 2024 and 2023, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Loans are totally denominated in US dollars.

The activity of the loans as of December 31, 2024, 2023, and 2022 is the following:

	2024		2023		2022
	Leases liabilities	Other payables	Leases liabilities	Other payables	Leases liabilities	Other payables
Beginning balance	37,490,721	989,588,087	28,903,470	612,705,331	39,926,066	654,624,186
Inflation adjustment restatement	(21,235,264)	(560,996,531)	(38,288,281)	(577,984,887)	(32,346,531)	(397,692,741)
Accrued interest	1,409,124	47,625,530	1,998,012	15,064,696	2,594,867	39,845,742
Effect of foreign exchange difference	6,047,022	152,533,619	48,973,768	920,060,701	27,164,425	323,176,146
VAT unpaid installments	-	-	-	-	157,206	-
Proceeds from loans	-	585,355,570	3,918,826	77,837,122	-	41,805,876
Acquisition of notes result	-	-	-	-	-	6,985,912
Payment of loans(1)	(8,253,527)	(615,942,992)	(6,280,876)	(23,716,258)	(6,113,542)	(584,462)
Acquisition of notes	-	-	-	-	-	(16,631,309)
Interest paid(2)	(1,480,906)	(32,030,822)	(1,734,198)	(34,378,618)	(2,479,021)	(38,824,019)
Ending balance	13,977,170	566,132,461	37,490,721	989,588,087	28,903,470	612,705,331
(1)
For the years ended December 31, 2024, 2023 and 2022, Ps. 7,492,491, Ps. 5,844,723 and Ps. 6,113,542 respectively, were cancelled through the offsetting debit balances maintained with the creditor (Pampa Energía).

(2)
For the years ended December 31, 2024, 2023 and 2022, Ps. 1,449,607 , Ps. 1,734,198 and Ps. 2,479,021 respectively, were cancelled through the offsetting debit balances maintained with the creditor (Pampa Energía).

During the year ended December 31, 2024, the Company incurred new bank loans of Ps. 65,800,369. Additionally, bank loans repayments were made for Ps. 106,597,626.

The maturities of current and non-current financial debt, net of issuance expenses, as of December 31, 2024 are as follows:

		To due
	Due	As of 12/31/2025	From 1/01/2026 to 12/31/2026	From 01/01/2027 to 12/31/2027	From 1/01/2028 to 12/31/2028	From 01/01/2029 onwards	Total
2031 Notes	-	-	-	-	-	495,544,257	495,544,257
2031 Notes interests	-	18,625,880	-	-	-	-	18,625,880
Lease liabilities	-	7,808,178	5,295,024	873,968	-	-	13,977,170
Bank loans	-	51,962,324	-	-	-	-	51,962,324
Total	-	78,396,382	5,295,024	873,968	-	495,544,257	580,109,631

Description of the Company’s indebtedness as of December 31, 2024

Class 3 Notes (“2031 Notes”)

General description

On October 11, 2023, CNV approved the extension of the maximum amount of the Global Notes Program from US$ 1,200 million to US$ 2,000 million and the extension of the validity period of the Program for an additional 5 years from the expiration of the term, with the new expiration of the Program being January 3, 2029.

On July 24, 2024, within the framework of the 2024 Program, the Company issued the 2031 Notes in accordance with the following characteristics:

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

2031 Notes
Amount in US$	490,000,000
Interest rate	8.50%
Issuance price	98.712%

	Scheduled Repayment Date	Percentage of Original Principal Amount Payable
Amortization	July 24, 2031	100%
Interest payment frequency	Semiannual, payable on January 24 and July 24 of each year.
Guarantor	-

The net proceeds from the 2031 Notes were US$ 483,688,800. The Company used the net proceeds received to make a purchase and redemption of the 2018 Notes.

Covenants

As of December 31, 2024, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and transactions with related parties.

The Company may contract new debts under the following conditions, among others:

a. To the extent that after contracting the new debt (i) the consolidated coverage ratio (ratio between consolidated EBITDA (consolidated income before financial results, income tax, depreciation and amortization) and consolidated interest) is equal to or greater than 2.0:1; and (ii) the consolidated debt ratio (ratio between consolidated debts and consolidated EBITDA) is equal to or less than 3.50:1.

b. For the refinancing of outstanding financial debt.

c. Originated by customer advances.

The Company may pay dividends under the following conditions: (i) the Company is not in default under 2031 Notes, and (ii) immediately after any dividend payment, the Company may incur new debts according to the provisions in point a. of the preceding paragraph.

Bank loans

The following table shows the details of other financial indebtedness as of December 31, 2024:

Currency	Amount	Interest rate	Expiration date
USD	25,422,559	5.97%	Between January and May 2025

All of these loans are guaranteed by time deposits included as “Financial Assets at Current and Non-Current Amortized Cost.”

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

In March 2022, the subsidiary Telcosur received a loan of US$ 24 million. During the first quarter of 2023, Telcosur managed the extension of the loan’s maturity date. As of December 31, 2024, the main terms of this loan were:

Amount in US$	24,000,000
Interest rate	1.5% annual
Amortization date	January 27, 2025
Interest payment frequency	To the expiration
Guarantee	Fixed term in foreign currency(1)
(1)	Included as “Non-current financial assets measured at amortized cost”.

Additionally, on January 23, 2025, Telcosur extended the loan’s maturity date to July 28, 2025.

Lease liability

It corresponds to the financing obtained for the acquisition of the assets corresponding to the treatment and compression plant located in the Río Neuquén area. Said agreement was entered into on August 11, 2016, with Petrobras (currently Pampa Energía) and consists of the payment of 119 consecutive monthly installments of US$ 623,457 without taxes and a purchase option for the same amount payable at the end of the 120th month of validity of the agreement. contract.

In January 2023, the Company entered into a new lease liability for Ps. 3,918,826. It is denominated in US dollars, payable in fixed monthly installments until December 2027.

The following table sets reconciliation between the total of future minimum lease payments as of December 31, 2024, and their present book value:

12/31/2024
As of 12/31/2025	8,496,476
From 1/01/2026 to 12/31/2026	5,432,723
From 1/01/2027 to 12/31/2027	866,831
From 1/01/2028 to 12/31/2028	-
From 1/01/2029 onwards	-
Total minimum future payments	14,796,030
Future financial charges on financial leases	(818,860)
Book Value financial leases	13,977,170

14.	INCOME TAX AND DEFERRED TAX

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

For the fiscal years ended December 31, 2024, 2023 and 2022, the CPI has exceeded the 100% threshold mentioned above, so the Company has measured the tax charge to earnings for the years ended December 31, 2024, 2023 and 2022 considering the application of the adjustment for fiscal inflation.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

Extraordinary tax RG N° 5268/2022

On August 16, 2022, RG No. 5268/2022 was published through which the AFIP ordered an extraordinary advance of income tax. The extraordinary advance payment constitutes an additional payment on account to that provided for in the general advance payment regime that can be added to the latter. For fiscal year 2022, the Company paid the AFIP Ps. 22,837,153 for this concept.

Deferred tax

The reconciliation between the charge computed for tax purposes and the income tax expense charged to the Statement of Comprehensive Income in the years ended December 31, 2024, 2023 and 2022 is as follows:

	2024	2023	2022
Current income tax	(217,437,074)	(3,499,977)	(107,535,714)
Deferred income tax	5,497,595	(40,287,750)	(8,161,524)
Total income tax	(211,939,479)	(43,787,727)	(115,697,238)

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The analysis of the net deferred tax assets and liabilities is as follows:

	2024	2023
Deferred tax assets:
Deferred tax assets to be recovered after more than 12 months	20,339,104	16,174,108
Deferred tax assets to be recovered after 12 months	14,039,636	20,380,450
Deferred tax liabilities:
Deferred tax liabilities taxable after more than 12 months	(194,491,864)	(205,615,679)
Deferred tax liabilities taxable after 12 months	(18,582,982)	(15,132,580)
Deferred tax liabilities, net	(178,696,106)	(184,193,701)

The components of the net deferred tax assets and liabilities as of December 31, 2024, 2023 and 2022 is as follows:

Deferred tax assets	Account receivables discounted value	Provisions for legal claims and other provisions	Financial leases	Contract liabilities	Tax loss carryforward	Tax inflation adjustment	Financial assets at fair value through profit or loss	Other receivables	Total
As of December 31, 2021	12,045	6,835,454	13,615,858	18,646,374	22,361,001	198,204	-	-	61,668,936
Charge in results	(12,045)	(2,482,298)	(3,816,850)	45,870	(22,361,001)	(113,024)	1,245,153	-	(27,494,195)
As of December 31, 2022	-	4,353,156	9,799,008	18,692,244	-	85,180	1,245,153	-	34,174,741
Charge in results	-	(2,467,073)	2,857,911	(13,500,909)	3,056,151	(68,680)	4,681,942	7,820,475	2,379,817
As of December 31, 2023	-	1,886,083	12,656,919	5,191,335	3,056,151	16,500	5,927,095	7,820,475	36,554,558
Charge in results	-	(1,542,728)	(7,764,910)	14,213,337	(3,056,151)	(13,913)	1,818,259	(5,829,712)	(2,175,818)
As of December 31, 2024	-	343,355	4,892,009	19,404,672	-	2,587	7,745,354	1,990,763	34,378,740

Deferred tax liabilities	Other receivables	Loans	Property, Plant and Equipment	Cash and cash equivalents	Inventories	Tax inflation adjustment	Other liabilities	Total
As of December 31, 2021	(35,439)	(1,108,149)	(145,155,263)	(227,975)	(860,164)	(48,315,447)	(1,710,927)	(197,413,364)
Charge in results	(774,182)	158,846	(9,612,008)	(2,663,576)	47,361	30,465,304	1,710,927	19,332,672
As of December 31, 2022	(809,621)	(949,303)	(154,767,271)	(2,891,551)	(812,803)	(17,850,143)	-	(178,080,692)
Charge in results	809,621	127,141	(14,904,167)	(8,763,694)	(1,842,371)	(18,094,097)	-	(42,667,567)
As of December 31, 2023	-	(822,162)	(169,671,438)	(11,655,245)	(2,655,174)	(35,944,240)	-	(220,748,259)
Charge in results	-	(2,725,348)	(17,267,757)	(2,801,418)	2,076,365	28,391,571	-	7,673,413
As of December 31, 2024	-	(3,547,510)	(186,939,195)	(14,456,663)	(578,809)	(7,552,669)	-	(213,074,846)

As of December 31, 2021, the Company had a specific tax carryforward derived from negative exchange differences for the years 2021 and 2020 generated by financial instruments traded abroad for Ps. 7,974,955. The realization of such tax loss depended on the future generation of taxable financial gains taxed during the statute of limitations period. To determine its recoverability, the Company took into consideration the reversal of the deferred items, its tax planning and projections of future specific taxable income based on its best estimate. Based on these projections and because it was not possible to estimate as probable the generation of future specific financial gains to absorb such tax loss, no deferred tax asset of Ps. 794,334 was recognized as of December 31, 2021. During the year ended on December 31, 2022, the tax loss carryforward was totally recovered.
Below is a reconciliation between the income tax charged to results for the years ended December 31, 2024, 2023 and 2022 and that which would result from applying the current tax rate on net income before income tax for the exercise:

	2024	2023	2022
Pre tax income	582,102,974	95,001,446	334,854,783
Statutory income tax rate	35%	35%	35%
Pre tax loss at statutory income tax rate	(203,736,041)	(33,250,506)	(117,199,174)
Tax effects due to:
- Adjustment affidavit previous year	(241,439)	(312,939)	(556,626)
- Tax inflation adjustment and restatement by inflation	(11,221,662)	(10,064,077)	1,697,211
- Others	3,259,663	(160,205)	361,351
Total income tax	(211,939,479)	(43,787,727)	(115,697,238)

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

15.	EVOLUTION OF PROVISIONS

	For legal claims and others
Balances as of 12/31/2021	17,117,647
Inflation adjustment restatement	(9,803,912)
Additions	5,457,821	(1)
Uses	(137,309)
Decreases	(196,658	)(2)
Balances as of 12/31/2022	12,437,589
Inflation adjustment restatement	(10,155,785)
Additions	3,117,127	(3)
Uses	(10,122)
Decreases	-
Balances as of 12/31/2023	5,388,809
Inflation adjustment restatement	(3,011,831)
Additions	522,861	(4)
Uses	-
Decreases	(2,478,744	)(5)
Balances as of 12/31/2024	421,095
(1)	Ps. 2,420,188 are included in “Other operating results” and Ps. 3,037,633 in “Financial expenses”.
(2)	Included in “Other operating results”.
(3)	Ps. 1,526,033 are included in “Other operating results” and Ps. 1,591,094 in “Financial expenses”.
(4)	Ps. 153,154 are included in “Other operating results” and Ps. 369,707 in “Financial expenses”.
(5)	Ps. 1,315,716 are included in “Other operating results” and Ps. 1,163,128 in “Financial expenses”.

Provisions are included in current liabilities.

16.	FINANCIAL RISK MANAGEMENT

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
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently denominated in Argentine pesos. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 87% of the segment’s total revenues for the years ended December 31, 2024, 2023 and 2022. Total operating cost denominated in Argentine Pesos accounted for 74%, 81% and 83% for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, 2023 and 2022, 44%, 35% and 35% of total revenues are denominated in Argentine, respectively.

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

However, the Company, in order to mitigate the impact on the future variation of the exchange rate, has placed funds in assets denominated in U.S. dollars. As of December 31, 2024, 81% of the Company’s fund placements are denominated in U.S. dollars.

For further information regarding the Company’s foreign currency position see “Note 18. Foreign currency assets and liabilities”.

Management of the Company estimates that, based on the net asset / liability position as of December 31, 2024 and 2023, a 10% appreciation in the exchange rate of the U.S. dollar against the Argentine peso, with all other economic-financial variables stable, could have resulted in a pre-tax income / (loss) of Ps. 10,758,875 and (Ps. 13,625,470), respectively. A 10% depreciation of the U.S. dollar against the Argentine peso would have an equal and opposite effect on the Statement of Comprehensive Income. This sensitivity analysis is theoretical as the actual impacts could differ significantly and vary over time.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

In order to mitigate the exchange rate risk, during fiscal year 2024, tgs entered into both forward purchase operations of US dollars, as well as investments in mutual funds linked to the US dollar in order to hedge exposure to the risk associated with the exchange rate that derives from its financial debt.

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

The Company’s risk management policies are defined with the objective of reducing the impact of the loss of purchasing power. During the 2024 and 2023 fiscal years the Company has maintained an asset net monetary position. As a consequence, tgs has recorded a net gain from exposure to inflation in the monetary items. In the fiscal year 2022, the Company maintained a liability net monetary position, resulting a net gain from exposure to inflation in the monetary items.

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2024 and 2023:

	Financial assets		Financial liabilities
	2024	2023	2024 (1)	2023 (2)
Fix interest rate	271,609,495	467,260,631	566,132,461	989,588,087
Variable interest rate	17,716,933	4,080,178	-	-
Total	289,326,428	471,340,809	566,132,461	989,588,087
(1)	Includes 2031 Notes. For further information see Note 13 to the Consolidated Financial Statements.
(2)	Includes 2018 Notes. For further information see Note 13 to the Consolidated Financial Statements.

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

The sales prices of exported propane, butane and natural gasoline are determined according to international reference prices (Mont Belvieu for propane and butane and NWE ARA for natural gasoline). Additionally, most of the total sales of propane and butane that are made in the domestic market are made at prices set by the Secretary of Energy for the different market segments.

These prices have historically fluctuated in response to macroeconomic conditions and changes in supply and demand, which could affect tgs’ profitability.

Based on volume of sales for the years ended December 31, 2024, 2023 and 2022, tgs estimated that, other factors being constant, a decrease of US$ 50 per ton in the international price of LPG and natural gasoline, respectively, would have decrease the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 19,611,268, Ps. 29,490,323 and Ps. 21,749,155, respectively. On the other hand, an increase of US$ 50 per ton in the international price would have had the opposite effect.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of December 31, 2024 and 2023, current and non-current sales receivables, net of allowance for doubtful accounts, amounted to:

	2024	2023
Current trade receivables	156,318,243	111,284,256
Allowances for doubtful accounts (1)	(301,770)	(657,145)
Total	156,016,473	110,627,111
(1)	Said amount represents the best estimate made by tgs according to what is stated in Note 4.b).

Likewise, as of December 31, 2024 and 2023, the Company has credits for government grants for Ps. 10,881,706 and Ps. 10,182,355, respectively.

In the ordinary course of business, the Company provides natural gas transportation services mainly to natural gas distribution companies, CAMMESA and Pampa Energía. The amounts of revenues made to the principal customers to which Natural Gas Transportation services were provided in the years ended December 31, 2024, 2023 and 2022 and the revenues receivable balances (net of allowances) as of December 31, 2024 and 2023 are set forth below:

	2024		2023		2022
	Revenues	Trade Receivables	Revenues	Trade Receivables	Revenues
MetroGAS	113,619,394	13,033,790	52,956,427	3,216,147	70,225,756
Camuzzi Gas Pampeana S.A.	84,337,807	9,716,865	39,350,617	2,365,244	52,002,664
Naturgy Argentina	68,778,244	8,436,333	32,038,698	2,059,127	42,627,598
CAMMESA	35,418,327	9,213,758	19,266,336	3,187,698	25,736,270
Pampa Energía	17,086,616	2,253,966	7,536,340	578,565	9,978,132
Camuzzi Gas del Sur S.A.	20,456,659	2,339,822	9,771,707	145,085	12,320,110

The amounts of Liquids Production and Commercialization revenues made to major customers during the years ended December 31, 2024, 2023 and 2022 and revenues receivable balances (net of allowances) as of December 31, 2024 and 2023 are set forth below:

	2024		2023		2022
	Revenues	Trade Receivables	Revenues	Trade Receivables	Revenues
PBB Polisur	136,799,988	13,770,395	219,991,441	16,318,300	173,532,947
Geogas Trading S.A.	24,139,860	-	18,135,161	-	24,877,680
YPF	15,426,368	1,171,556	10,591,489	194,191	17,622,408
Petrobras Global Trading BV	8,412,581	-	4,152,820	4,152,820	1,901,593
Trafigura Beheer	77,917,255	5,514,642	90,033,255	6,725,928	108,289,447
Pampa Energía	16,099,079	2,377,690	18,740,254	1,407,443	24,299,050

The amounts of Midstream revenues made to major customers during the years ended December 31, 2024, 2023 and 2022 and revenues receivable balances (net of allowances) as of December 31, 2024 and 2023 are set forth below:

	2024		2023		2022
	Revenues	Trade Receivables	Revenues	Trade Receivables	Revenues
Tecpetrol	20,728,296	3,890,477	25,289,029	3,677,427	18,448,921
Exxomobil Exploration	11,158,951	1,536,303	11,586,808	1,932,210	11,075,715
YPF	25,320,969	5,145,765	28,150,424	8,201,398	29,012,777
Vista Energy	7,852,914	1,528,803	4,485,314	1,052,351	1,596,493
Pluspetrol	39,036,630	7,042,032	26,921,717	6,042,231	17,892,760
Pampa Energía	49,595,319	8,544,281	38,397,233	9,201,069	26,941,028

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Cash and financial placements

The credit risk on cash and cash equivalents and other financial placements is limited since tgs has short-term fund placement policies whose main objective is to obtain an adequate return based on market characteristics and minimizing risk exposure. These placements are diversified in different financial institutions with adequate credit ratings in order to limit exposure to a few financial institutions. The Company’s maximum exposure to credit risk will be given by the carrying value of assets included in cash and cash equivalents and other financial assets measured at amortized cost.

Below is a detail of the maturities of the financial assets included in (i) cash and cash equivalents, (ii) other financial assets, (iii) trade receivables, and (iv) other receivables as of December 31, 2024 and 2023:

	December 31, 2024
	Cash and cash equivalents	Financial assets	Credits (1) (2)
Without specified maturity	59,973,684	464,955,449	28,714
With specified maturity
Overdue
Until el 12-31-2023	-	-	3,272,641
From 01-01-24 to 03-31-24	-	-	-
From 04-01-24 to 06-30-24	-	-	-
From 07-01-24 to 09-30-24	-	-	325,537
From 10-01-24 to 12-31-24	-	-	20,632,187
Total overdue	-	-	24,230,365

Non-due
From 01-01-25 to 03-31-25	-	240,634,495	143,842,758
From 04-01-25 to 06-30-25	-	-	1,853
From 07-01-25 to 09-30-25	-	-	48,767
From 10-01-25 to 12-31-25	-	30,975,000	22,358
During 2026	-	-	427,896
During 2027	-	-	-
During 2028	-	-	-
From 2029 onwards	-	-	-

Total non-due	-	271,609,495	144,343,632
Total with specified maturity	-	271,609,495	168,573,997
Total	59,973,684	736,564,944	168,602,711
(1)	The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2)	Includes financial assets recorded in trade receivables and other receivables, excluding allowance for doubtful accounts.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	December 31, 2023
	Cash and cash equivalents	Financial assets	Credits (1) (2)
Without specified maturity	14,370,655	473,717,157	28,144
With specified maturity
Overdue
Until 12-31-2022	-	-	940,878
From 01-01-23 to 03-31-23	-	-	211
From 04-01-23 to 06-30-23	-	-	459
From 07-01-23 to 09-30-23	-	-	20,640
From 10-01-23 to 12-31-23	-	-	6,766,981
Total overdue	-	-	7,729,169

Non-due
From 01-01-24 to 03-31-24	-	220,547,718	98,788,606
From 04-01-24 to 06-30-24	-	8,771,277	16,286,964
From 07-01-24 to 09-30-24	-	-	16,051
From 10-01-24 to 12-31-24	-	46,116	21,700
During 2025	-	233,423,073	42,662
During 2026	-	-	-
During 2027	-	-	-
2028 onwards	-	-	-

Total non-due	-	462,788,184	115,155,983
Total with specified maturity	-	462,788,184	122,885,152
Total	14,370,655	936,505,341	122,913,296
(1)	The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2)	Includes financial assets recorded in trade receivables and other receivables, excluding allowance for doubtful accounts.

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

Below is a detail of the maturities of the Company’s financial liabilities corresponding to: commercial debts, remunerations, other debts and financial debts as of December 31, 2024 and 2023. The amounts presented in the tables represent contractual undiscounted cash flows and, therefore, do not correspond to the amounts presented in the statement of financial position. These estimates are made on the basis of information available at the end of each year and may not reflect actual amounts in the future. Therefore, the amounts shown are provided for illustrative purposes only:

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	December 31, 2024
	Loans	Other financial liabilities	Leases liabilities
Without specified maturity	-	-	-
With specified maturity
Overdue
Until el 12-31-2023	-	522,090	-
From 01-01-24 to 03-31-24	-	311	-
From 04-01-24 to 06-30-24	-	311	-
From 07-01-24 to 09-30-24	-	311	-
From 10-01-24 to 12-31-24	-	311	-
Total overdue	-	523,334	-

Non-due
From 01-01-25 to 03-31-25	50,242,959	118,427,943	2,124,119
From 04-01-25 to 06-30-25	22,308,860	933,245	2,124,119
From 07-01-25 to 09-30-25	21,491,400	-	2,124,119
From 10-01-25 to 12-31-25	-	-	2,124,119
During 2026	42,982,800	-	5,432,723
During 2027	42,982,800	-	866,831
During 2028	677,611,200	-	-
From 2029 onwards	-	-	-
Total non-due	857,620,019	119,361,188	14,796,030
Total with specified maturity	857,620,019	119,884,522	14,796,030
Total	857,620,019	119,884,522	14,796,030

	December 31, 2023
	Loans	Other financial liabilities	Leases liabilities
Without specified maturity	-	-	-
With specified maturity
Overdue
Until 12-31-2022	-	1,080,571	-
From 01-01-23 to 03-31-23	-	677	-
From 04-01-23 to 06-30-23	-	677	-
From 07-01-23 to 09-30-23	-	677	-
From 10-01-23 to 12-31-23	-	677	1,327,128
Total overdue	-	1,083,279	1,327,128

Non-due
From 01-01-24 to 03-31-24	47,719,339	100,449,627	3,604,121
From 04-01-24 to 06-30-24	60,596,588	228,584	3,604,121
From 07-01-24 to 09-30-24	260,323	-	3,604,121
From 10-01-24 to 12-31-24	62,766,409	-	3,604,121
During 2025	954,060,887	-	14,494,314
During 2026	-	-	9,267,794
During 2027	-	-	1,478,744
2028 onwards	-	-	-
Total non-due	1,125,403,546	100,678,211	39,657,336
Total with specified maturity	1,125,403,546	101,761,490	40,984,464
Total	1,125,403,546	101,761,490	40,984,464

16.1.6 Capital management risk

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern, to achieve an optimal cost of capital structure and to support the investment process in order to provide returns to shareholders and benefits to other stakeholders.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

During the years ended December 31, 2024 and 2023, the gearing ratio was as follows:

	2024	2023
Total debt (Note 13)	580,109,631	1,027,078,808
Total equity	2,233,512,179	1,863,348,684
Total capital	2,813,621,810	2,890,427,492
Gearing Ratio	0.21	0.36

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

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The categorization of financial assets and liabilities as of December 31, 2024 and 2023 is included below:

	December 31, 2024
	Financial assets at fair value	Financial assets at amortized cost	Total
CURRENT ASSETS
Trade receivables	-	156,016,473	156,016,473
Other receivables	-	11,862,574	11,862,574
Financial assets at amortized cost	-	271,609,495	271,609,495
Financial assets at fair value through profit or loss	464,955,449	-	464,955,449
Cash and cash equivalents	17,716,933	42,256,751	59,973,684
Total current assets	482,672,382	481,745,293	964,417,675

NON-CURRENT ASSETS
Other receivables	-	421,894	421,894
Total non-current assets	-	421,894	421,894
Total assets	482,672,382	482,167,187	964,839,569

	Financial liabilities at fair value	Financial liabilities at amortized Cost	Total
CURRENT LIABILITIES
Trade payables	-	76,722,524	76,722,524
Loans	-	78,396,382	78,396,382
Payroll and social security taxes payables	-	16,100,693	16,100,693
Other payables	-	243,983	243,983
Total current liabilities	-	171,463,582	171,463,582

NON-CURRENT LIABILITIES
Loans	-	501,713,249	501,713,249
Total non-current liabilities	-	501,713,249	501,713,249
Total liabilities	-	673,176,831	673,176,831

	December 31, 2023
	Financial assets at fair value	Financial assets at amortized cost	Total
CURRENT ASSETS
Trade receivables	-	110,627,111	110,627,111
Other receivables	-	11,597,494	11,597,494
Financial assets at amortized cost	-	229,365,109	229,365,109
Financial assets at fair value through profit or loss	473,717,157	-	473,717,157
Cash and cash equivalents	4,472,780	9,897,875	14,370,655
Total current assets	478,189,937	361,487,589	839,677,526

NON-CURRENT ASSETS
Other receivables	-	31,546	31,546
Financial assets measured at amortized cost	-	233,423,075	233,423,075
Total non-current assets	-	233,454,621	233,454,621
Total assets	478,189,937	594,942,210	1,073,132,147

	Financial liabilities at fair value	Financial liabilities at amortized cost	Total
CURRENT LIABILITIES
Trade payables	-	90,857,949	90,857,949
Loans	-	131,893,312	131,893,312
Payroll and social security taxes payables	-	10,745,851	10,745,851
Other payables	-	161,960	161,960
Total current liabilities	-	233,659,072	233,659,072

NON-CURRENT LIABILITIES
Loans	-	895,185,496	895,185,496
Total non-current liabilities	-	895,185,496	895,185,496
Total liabilities	-	1,128,844,568	1,128,844,568

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

16.2.2 Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•
Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”). Mutual funds mainly invest in highly liquid instruments with low price risk.

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

During 2024 and 2023, there were no transfers between the different hierarchies used to determine the fair value of the Company’s financial instruments or reclassifications between categories of financial instruments.

The tables below show different assets at their fair value classified by hierarchy as of December 31, 2024 and 2023:

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	17,716,933	-	-	17,716,933
Financial assets at fair value through profit or loss	464,955,449	-	-	464,955,449
Total	482,672,382	-	-	482,672,382

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	4,472,780	-	-	4,472,780
Financial assets at fair value through profit or loss	473,717,157	-	-	473,717,157
Total	478,189,937	-	-	478,189,937

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2024, the carrying amount of certain financial instruments used by the Company, in cash, cash equivalents, other investments, accounts receivable and payable and short-term obligations is representative of fair value due to the short-term nature of these instruments.

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2031 Notes at December 31, 2024, based on their quoted market price:

	As of December 31, 2024
	Carrying amount	Fair value
2031 Notes	514,170,137	528,840,144

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

17.	REGULATORY FRAMEWORK

a.	Regulatory framework of the Natural Gas Transportation Segment

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

Although the License expires in December 2027, it can be extended by the Executive Branch for an additional period of 10 years, provided that certain technical conditions established in it are met. Furthermore, in accordance with the regulations of the Ley Bases, the mentioned 10-year period is extended to 20 years.
On September 8, 2023, the Company submitted to ENARGAS the request to initiate the procedure contemplated in Article 6 of the Natural Gas Law No. 24,076 for the renewal of the License. On June 13, 2024, ENARGAS issued a technical and legal report indicating that the Company has fully complied with its obligations regarding the License. The aforementioned report allows the ENARGAS controller, after the non-binding public hearing held on October 21, 2024, to issue its recommendation report to be submitted to the PEN, which could ultimately issue the decree granting the required extension of the License. Following this submission of the ENARGAS recommendation, the PEN may issue the decree granting the extension of the License within 120 business days.
As of the date of issuance of these Financial Statements, the PEN decree is still pending issuance, which is estimated to be issued during the first half of 2025 after the various public bodies have been involved.
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
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Following the enactment of the Public Emergency Law, the adjustment clauses for tariffs based on the value of the US dollar and those based on foreign price indexes, as well as any other indexing mechanism, were eliminated. Additionally, the law established an exchange rate of one Argentine peso equal to one US dollar for tariffs and granted the Executive Branch power to renegotiate public service contracts with the licensee companies according to certain criteria established therein. The law, after successive extensions, expired on December 31, 2017.

Between July 2003 and March 2018, the Company received a series of temporary tariff increases under the framework of the Integral Tariff Review (“RTI” for its acronym in Spanish) process initiated after the Public Emergency Law was passed.
After being approved by the various intervening government agencies and the National Congress, the 2017 Integral Agreement signed on March 30, 2017 was ratified on March 27, 2018, through Decree No. 250/2018 (the “Decree 250”) of the Executive Branch. This decree represents the conclusion of the RTI process and the completion of the 2017 Transitional Agreement, and thus, the final renegotiation of the license after seventeen years of negotiations.

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

•
A Five-Year Investment Plan is approved. Resolution 4362 obliged tgs for the execution of the Five-Year Plan, which requires a high level of essential investments for the operation and maintenance of the pipeline system, to provide quality, safe and reliable service. The Five-Year Plan shall be for the period from April 1, 2017 to March 31, 2022 and will amount to Ps. 6,786,543, expressed in December 31, 2016 currency terms.

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
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Semi-annual tariff increase

As mentioned above, following the completion of the RTI process, the Company is granted the right to receive a semi-annual tariff adjustment, which is subject to the authorization of ENARGAS.

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

Regarding the semi-annual tariff adjustment that was to be enforced as from October 1, 2019, on September 3, 2019, the SE issued Resolution No. 521/2019 (“Resolution 521”) postponing it to February 1, 2020, subsequently modified by Resolution No. 751/2019 by which it was postponed until February 1, 2020. This deferral also meant that the Company has adapted, in equal proportion to the income that is not received, the execution of the Five-Year Investment Plan.

Following the enactment of the Solidarity Law, the national government announced its intention to suspend tariff adjustments for public services for the transportation and distribution of natural gas and electricity under federal jurisdiction for 180 days, in order to initiate a process of renegotiation of the RTI, or to initiate an extraordinary tariff review. On June 18, 2020, the PEN promulgated Decree of Necessity and Urgency No. 543/20, through which the tariff freeze established by the Solidarity Law was extended for another 180 calendar days.
On December 16, 2020, Decree of Necessity and Urgency No. 1,020/2020 (“Decree 1,020”) was issued, through which the start of the renegotiation of the RTI concluded in 2018 within the framework of the Solidarity Law was determined.

According to that decree, the renegotiation period could not exceed 2 years from the date of entry into force. Until then, the current renegotiation agreements were suspended. Said renegotiation remained in the power of ENARGAS ad-referendum of the PEN. The renegotiation process was extended on successive occasions, the last of which was until July 9, 2025.

Additionally, the Solidarity Law provides for the administrative intervention of ENARGAS, recently extended through Decree 1,023/2024 (“Decree 1,023”).

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

On November 15, 2021, the Company filed a Prior Administrative Claim before ENARGAS and the Ministry of Economy. The purpose of said presentation is to request the compensation that corresponds to tgs for the lack of application of the semi-annual adjustment methodology established in the RTI approved by Resolution 4362 between October 1, 2019 and June 1, 2021.

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
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

- During its term, tgs could only distribute dividends after requesting authorization from ENARGAS, subject to the approval of the Ministry of Economy.

On December 14, 2023, ENARGAS Resolution No. 704/2023 called for a public hearing to be held on January 8, 2024 in order to consider a temporary tariff adjustment.

On December 16, 2023, decree No. 55/2023 was issued declaring the emergency of the national energy sector until December 31, 2024 which was extended until July 9, 2025 by Decree 1023 of November 19, 2024. Among other issues, this decree: (i) establishes the beginning of the process of Five-year Tariff Review (“RQT”), (ii) the intervention of ENARGAS as of January 1, 2024 and (iii) instructs the Ministry of Energy to issue the necessary standards and procedures for the sanction of market prices for the public transport service of natural gas. Decree 1023 provides that the entry into force of the tariff tables resulting from the tariff review initiated pursuant to the provisions of Decree No. 55/23 may not exceed July 9, 2025.

After the public hearing was held on January 8, 2024 and its validity was declared by ENARGAS, On March 26, 2024, tgs entered the 2024’s Transitional Agreement with the ENARGAS, which provides for a transitional 675% increase in natural gas transportation tariffs. This tariff increase came into effect on April 3, 2024, after Resolution No. 112/2024 (the “Resolution 112”) issued by ENARGAS was published in the Official Gazette. According to Resolution 112, as from May 2024 and until the RTI process is completed, tariffs are adjusted monthly according to the following formula (the “Transitional Adjustment Index”):

- 47.0% adjusted by the Wage Index - Registered Private Sector published by INDEC
- 27.2% adjusted by the WPI
- 25.8% adjusted by the Construction Cost Index in Greater Buenos Aires - Materials chapter published by INDEC.
To this end, ENARGAS will issue the corresponding monthly resolution adjusting the tariff tables to be applied. On May 9, 2024, ENARGAS notified the licensee companies of the public natural gas transportation and distribution service of the postponement of the monthly tariff adjustment mentioned above.

During the months of May to July 2024, ENARGAS notified tgs that it will postpone the implementation of the monthly tariff adjustment. Likewise, it notified that it will replace the monthly adjustment methodology mentioned above for the remainder of 2024. According to the ENARGAS notification, the monthly tariff increase will be based on the expected inflation to be estimated by the Ministry of Economy for said period.

On July 1, ENARGAS once again informed the Company of the postponement of the monthly tariff increase, this time corresponding to the month of July, maintaining the tariff schedules in effect since April 3, 2024.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

During the year 2024 and the elapsed period of 2025, the Company received tariff increases of 675%, 4%, 1%, 2.7%, 3.5%, 3%, 2.5%, 1.5% and 1.7% effective from April 3, August 1, September 2, October 1, November 4, December 4 and January 1, February 1 and March 6, 2025, respectively.

It is worth noting that the operation of gas pipelines by tgs requires a high level of investment related to the quality, safety and reliability of the service. This is the reason why it is important to determine the tariff for the public service of natural gas transportation based on a prudent and efficient economic operation, which allows obtaining sufficient income for the provision of a sustainable, safe and reliable service.

In this regard, and within the framework of the RQT process, on January 14, 2025, ENARGAS, through Resolution No. 16/2025, published the call for the public hearing held on February 6, 2025, with the purpose of considering, among other issues, the RQT for gas transportation and distribution, and the periodic adjustment methodology for gas transportation and distribution tariffs.
At this hearing, tgs presented, among other aspects, its expenditure and investment plan for the five-year period 2025-2029, the capital base, and the proposed WACC (9.98% real after taxes). Considering the tariff calculation methodology and the mentioned parameters, a tariff increase of 22.7% was requested compared to the tariffs in effect as of January 2025. Additionally, alternatives for the periodic tariff adjustment methodology were presented:

•	WPI, or
•	A polynomial formula composed of information published by INDEC:
o	30% WPI,
o	40% total registered wage index, and
o	30% construction cost index for materials.

As of the date of issuance of these Consolidated Financial Statements, ENARGAS has not issued the corresponding resolution concluding the RQT by granting the tariff increase and providing the framework under which the natural gas transportation activity will be developed during the five-year period 2025-2029. However, at the public hearing, ENARGAS proposed the application of a WACC rate of 7.18% real, after taxes, and a periodic tariff adjustment proposal composed of 50% CPI and 50% WPI.

b)	General framework for non-regulated segments

Domestic market

The Liquids Production and Commercialization and Midstream segments are not subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within tgs, keeping accounting information separately. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

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
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

During 2024, within the framework of the Households with Bottles Program, a maximum reference price was determined for the members of the commercialization chain in order to guarantee the supply to low-income residential users, forcing producers to supply with LPG at a certain price and at a certain quantity defined for each of them. Initially, the payment of compensation to the participating producers of the Households with Bottles Program was established, which was eliminated as of February 2019.

It is noteworthy that on January 24, 2025, the Secretary of Energy issued Resolution No. 15/2025, which, effective from that date, eliminates the maximum sale price set for products provided under the Home Program (with the export parity price published by the SE under Law No. 26,020 being the sale price limit). Additionally, although this resolution maintains the obligation for LPG producers to supply the domestic market, it eliminates the previously existing supply contributions.”

Between December 31, 2023 and December 31, 2024, the price increased by 75% due to ENARGAS Resolutions 11 and 216. As of December 31, 2024, the price is $420,000/tn.

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

Regarding the agreement valid until December 31, 2023, said document was signed on August 18, 2023, which was ratified by the Executive Branch by decree 496/2023 on October 2, 2023. During much of 2024, propane deliveries were made under the terms of the 2023 agreement, in accordance with an instruction from the SE. On November 6, 2024, tgs signed a new Propane Gas Supply Agreement for Undiluted Propane Gas Distribution Networks, valid until December 31, 2024.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of December 31, 2024, the Argentine State owes tgs Ps. 10,881,706 for these concepts.

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
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

For further information regarding the legal action filed the Company, see Note 20.a).

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

i)
that its bid in the New Bidding be computed at an equal to the appraisal value to be determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

ii)	to obtain the new License, without payment, in the event that any bid submitted in the New Bidding exceeds the appraised value;

iii)	to match the best bid submitted by third parties in the New Bidding, if it would be higher than its bid mentioned in (i), paying the difference between both values to obtain the new License;

iv)	if the Company is unwilling to match the best bid made by a third party, to receive the appraisal value mentioned in (i) as compensation for the transfer of the Essential Assets to the new licensee.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Dedicated Branch

On September 5, 2024, General Resolution No. 19/2024 of the General Inspectorate of Justice (“IGJ Resolution 19/2024”) was published in the Official Gazette of the Argentine Republic, by means of which the regulation of the so-called Dedicated Branches for the Large Investment Incentive Regime (“RIGI”) provided for in Law No. 27,742, under the terms of its article 170, is established. This regime is designed to attract and encourage large-scale investments, both domestic and foreign, with the aim of boosting the country’s economic development.

The RIGI offers fiscal and legal incentives. These include:

•	Reduction in the income tax rate, from 35% of the current rate to 25% for the Dedicated Branch.
•	Accelerated amortization of assigned assets.
•	Early refund of VAT.
•	Calculation of 100% of the tax on bank debits and credits.
•	Customs and exchange benefits.

On December 2, 2024, the Executive Branch issued Decree No. 1060/2024 (the “Decree 1060”) declaring the private initiative presented by tgs to be of national public interest. This project aims to expand the Perito Moreno Gas Pipeline (formerly the Néstor Kirchner Gas Pipeline) through the construction of 3 new compressor plants and the upgrading of the Tratayén and Saliqueló compressor plants.

The aforementioned works to expand the Perito Moreno Gas Pipeline will be incorporated into the concession duly granted to IEASA, currently ENARSA, by Decree No. 76/2022.

The price of the transport capacity resulting from the expansion, to be paid to the successful bidder, will be the price resulting from the public tender. The law applicable to this work will be governed by the provisions of Law No. 17,319. The resulting incremental capacity may be marketed by the successful bidder to third parties.

Additionally, Decree 1060 includes the express commitment of tgs to carry out the expansion works that are necessary for the final sections of its licensed system, regardless of whether or not it is awarded the public tender to be carried out.

On January 31, 2025, PEN Decree No. 54/2025 established that the Private Initiative presented by tgs will be governed by the contracting system provided in Article 6 of Decree No. 76 of February 11, 2022, which stipulates that ENARSA, with the approval of the Ministry of Economy, may enter into freely negotiated contracts related to transportation capacity with producers and/or shippers for the construction or expansion, in whole or in part, of the Perito Moreno Pipeline. On February 25, 2025, the Ministry of Economy issued Resolution No. 169/2025, delegating to the Secretariat of Energy and ENARSA the responsibility for conducting the bidding process for the Private Initiative. This resolution also establishes a series of guidelines that ENARSA must consider when drafting the tender documents. As of the date of issuance of these Consolidated Financial Statements, the bidding process prompted by the Private Initiative for the award of the new transportation capacity resulting from the expansion project has not yet been launched.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

18.	ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Balances in foreign currencies as of December 31, 2024 and 2023 are detailed below:

	2024					2023
	Foreign currency				Amount	Foreign currency		Amount
	and amount		Exchange rate		in local	and amount		in local
	(in thousands)				currency	(in thousands)		currency
CURRENT ASSETS

Cash and cash equivalents	US$	40,373	1,029.00	(1)	41,543,946	US$	5,607	9,834,064

Financial assets at amortized cost	US$	263,955	1,029.00	(1)	271,609,495	US$	130,867	229,365,109

Financial assets at fair value through profit or loss (3)	US$	319,182	1,029.00	(1)	328,438,576	US$	226,454	397,194,746

Trade receivables	US$	82,426	1,029.00	(1)	84,816,354	US$	51,045	89,531,762

Total current assets	US$	705,936			726,408,371	US$	413,973	725,925,681

NON CURRENT ASSETS

Financial assets at amortized cost	US$	-	1,029.00	(1)	-	US$	133,082	233,423,075

Total non current assets	US$	-			-	US$	133,082	233,423,075

TOTAL ASSETS	US$	705,936			726,408,371	US$	547,055	959,348,756

CURRENT LIABILITIES

Trade payables	US$	37,510	1,032.00	(2)	38,710,320	US$	39,092	68,821,858
	Euros	794	1,074.31	(2)	853,002	Euros	1,306	2,544,548

Loans	US$	75,965	1,032.00	(2)	78,396,382	US$	74,847	131,768,566
	Euros	-	1,074.31	(2)	-	Euros	64	124,746

Total current liabilities	US$	113,475			117,106,702	US$	113,939	200,590,424
	Euros	794			853,002	Euros	1,370	2,669,294

NON CURRENT LIABILITIES

Loans	US$	486,156	1,032.00	(2)	501,713,249	US$	508,481	895,185,496

Total non current liabilities	US$	486,156			501,713,249	US$	508,481	895,185,496

TOTAL LIABILITIES	US$	599,631			618,819,951	US$	622,420	1,095,775,920
	Euros	794			853,002	Euros	1,370	2,669,294

(1)	Buy exchange rate at the end of fiscal year
(2)	Sell exchange rate at the end of fiscal year
(3)	Includes public and private debt bonds Dólar Linked for Ps. 187,163,063.

US$: United States of America dollars

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

19.	COMMON STOCK AND DIVIDENDS

a)	Common stock structure and shares’ public offer

As of December 31, 2024, 2023 and 2022, tgs’ common stock was as follows:

	Amount of common stock, subscribed, issued and authorized for public offer
Common Shares Class
(Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	347,568,464	41,734,225	389,302,689
Total	752,761,058	41,734,225	794,495,283

tgs’s shares are traded on the BYMA and under the form of the American Depositary Receipts (“ADSs”) (registered in the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)	Acquisition of treasury shares

On March 6, 2020, the Company’s Board of Directors approved the sixth Program for the Acquisition of tgs treasury Shares in the markets where it makes a public offering of its shares (the “Sixth Repurchase Program”) for a maximum amount of Ps. 2,500 million (at the time of its creation).

Subsequently, on August 21, 2020, the Board of Directors approved a new Program for the Acquisition of tgs treasury Shares for a maximum amount to be invested in Ps. 3,000 million (at the time of its creation). This program was extended until March 22, 2021.

The acquisition cost of the treasury shares in portfolio amounted to Ps. 74,082,856, which, together with the trading premium on treasury shares of Ps. 21,490,781, in accordance with the provisions of Title IV, Chapter III, article 3.11.c and e of the Rules, restricts the amount of realized and liquid gains mentioned above that the Company may distribute.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

20.	LEGAL CLAIMS AND OTHER MATTERS

a)	Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

After the issuance of the Resolutions, tgs filed a judicial action before the National Court of First Instance in Federal Administrative Litigation No. 1 (the “Court”) in order to obtain the declaration of nullity of the Presidential Decree No. 2067/08 and the Resolutions as well as the unconstitutionality of the administrative acts that created the Charge.

On July 5, 2012, the Court issued in favor of tgs a precautionary measure by which the suspension of the Charge was ordered in the terms set forth in the Resolutions. This decision was appealed in different opportunities by the National Government, by virtue of which the dictating of the precautionary measure was limited to the validity of six months. However, at maturity, the Company was entitled to obtain a new precautionary measure for a similar period.

As a result, on September 19, 2017, a new extension of the injunction was obtained (which prevented the Government to claim tgs of the payment of the amounts resulting from the new value of the Charge for the period between the November 2011 and March 2016), thus extending the validity until March 2018 or until the issuance of the judgment that resolves the substance of the matter, whichever occurs first.

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
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

By virtue of the precautionary measure issued, and its 12 extensions obtained, as well as the favorable judgment obtained in the first instance, the existence of favorable precedents issued by the Supreme Court of Justice of the Nation (“Supreme Court”) with respect to other processors of natural gas and the granting of the extraordinary appeal that will give rise to the Supreme Court ruling on the case, the management of tgs and its legal advisors consider that they have solid arguments to defend their position and that it is probable that a favorable resolution will be obtained for their interests on the substantive issue raised. Therefore, no provision has been made for the eventual debt due to the increase in the charge to finance the importation of natural gas applicable to natural gas consumption related to the processing activity at the Cerri Complex for the period between the date of obtaining the measure precautionary and on April 1, 2016, date of entry into force of Resolution No. 28/2016.

This resolution has annulled the acts that determined the value of the charge established by Decree 2067, for which as of April 1, 2016, ENARGAS and the agency in charge of its collection have stopped charging the increase established by the Resolutions.

Regarding the last extension of the precautionary measure, expired on July 1, 2021, tgs has not requested a new extension, due to the premature procedural stage in which the appeal filed against the judgment of the Chamber is found. On December 16, 2024, the file was sent to the Attorney General’s Office, with no news received as of the date of issuance of these Financial Statements.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

b)	Environmental matters

The Company is subject to extensive environmental regulations in Argentina. Management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date. As of December 31, 2024 and 2023, the total amount of these provisions amounted Ps. 91,087 and Ps. 176,639, respectively.

c)	Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2024 and 2023, the total amount of these provisions amounted Ps. 330,008 and Ps. 366,714, respectively.

21.	BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Technical, Financial and Operational Assistance Agreement

Pampa Energía is tgs’ technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Pampa Energía is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company.

The Ordinary and Extraordinary General Shareholders´ Meeting held on October 17, 2019 ratified the proposal approved by the Board of Directors at its meeting on September 17, 2019 made to Pampa Energía that implies an extension in the contract and a modification in the determination of the remuneration received by Pampa Energía.

Such modifications, without implying a modification in the scope of the tasks performed, mean a progressive reduction over the years in the remuneration that Pampa Energía will receive in its role of Technical Operator.

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
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
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

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2024, 2023 and 2022 were Ps. 3,541,956, Ps. 3,430,226 and Ps. 2,895,727, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by tgs and its related parties as of December 31, 2024 and 2023 is as follows:

	2024		2023
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Company which exercises joint control on the controlling shareholder:
Pampa Energía (1)	13,211,443	21,871,747	14,376,077	36,873,815
Associates with significant influence:
Link	29,595	-	38,019	-
TGU (liquidated)	-	-	-	280,225
Other related companies:
Comercializadora e Inversora S.A.	-	-	83,399	121,255
CT Barragan S.A.	30,807	-	33,880	-
SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (2)	2,257,463	11,159,046	24,051	8,799,269
Transener S.A.	48,625	-	133	-
Total	15,577,933	33,030,793	14,555,559	46,074,564

(1)	Accounts payable includes Ps. 11,540,062 and Ps. 32,114,859 corresponding to the financial leasing recorded as “Loans” as of December 31, 2024 and 2023, respectively.
(2)	Accounts receivable as of December 31, 2024 includes Ps. 2,120,362 recorded in “Other Credits”.

As of December 31, 2024 and 2023, tgs has a balance of Ps. 20,471,497 and Ps. 21,739,106 corresponding to Dollar linked notes issued by CT Barragán S.A. and Pampa Energía. The book value of the notes is disclosed within the caption “Financial assets at fair value through profit or loss”.

The detail of significant transactions with related parties for the years ended December 31, 2024, 2023 and 2022 is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Year ended December 31, 2024:

	Revenues			Costs			Financial results
Company	Natural Gas Transportation	Liquids Production and Commercialization	Midstream	Gas purchase and others	Compensation for technical assistance	Revenues from administrative services and others	Interest expense	Interest gain / Gain / (loss) on fair value	Selling expenses (1)
Controlling shareholder:
CIESA	-	-	-	-	-	145	-	-	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	17,086,616	16,099,079	49,612,454	34,550,518	26,405,660	-	1,365,343	-	-
Associates with significant influence:
Link	-	-	302,193	-	-	-	-	-	-
Other related companies:
SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.	-	-	217,663	-	-	-	-	-	-
Transener S.A.	-	-	376	-	-	-	-	-	-
CT Barragán S.A.	-	-	128,844	-	-	-	-	784,372	-
Comercializadora e Inversora S.A.(2)	2,107,038	-	-	-	-	-	-	-	-
Fundación TGS	-	-	-	-	-	-	-	-	540,845
Total	19,193,654	16,099,079	50,261,530	34,550,518	26,405,660	145	1,365,343	784,372	540,845
(1) Corresponds to donations expenses.
(2) On October 3, 2024, it was merged with Pampa Energía.

Additionally, during the year ended December 31, 2024, the Company received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., construction engineering services for Ps. 131,330,449 which are capitalized within the balance of property, plant and equipment.

Year ended December 31, 2023:

	Revenues			Costs			Financial results
Company	Natural Gas Transportation	Liquids Production and Commercialization	Midstream	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense	Interest gain / Gain / (loss) on fair value	Selling expenses (1)
Controlling shareholder:
CIESA	-	-	-	-	-	477	-	-	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	7,536,340	18,740,254	38,397,233	35,979,882	13,236,442	-	1,998,012	-	-
Associates with significant influence:
Link	-	-	307,484	-	-	-	-	-	-
Other related companies:
SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.	-	-	116,001	-	-	-	-	-	-
Transener S.A.	-	-	1,291	-	-	-	-	-	-
CT Barragán S.A.	-	-	130,421	-	-	-	-	14,830,319	-
Comercializadora e Inversora S.A.	1,525,447	-	-	-	-	-	-	-	-
Fundación TGS	-	-	-	-	-	-	-	-	308,040
Total	9,061,787	18,740,254	38,952,430	35,979,882	13,236,442	477	1,998,012	14,830,319	308,040
(1) Corresponds to donations expenses.

Year ended December 31, 2022:

	Revenues			Costs			Financial results
Company	Natural Gas Transportation	Liquids Production and Commercialization	Midstream	Gas purchase and others	Compensation for technical assistance	Revenues from administrative services and others	Interest expense	Interest gain / Gain / (loss) on fair value	Selling expenses (1)
Controlling shareholder:
CIESA	-	-	-	-	-	1,098	-	-	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	9,978,132	24,299,050	26,941,047	39,509,571	20,799,669	-	2,594,867	-	-
Associates with significant influence:
Link	-	-	317,027	-	-	-	-	-	-
Other related companies:
SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.	-	-	48,847	-	-	-	-	-	-
Transener S.A.	-	-	2,829	-	-	-	-	-	-
CT Barragán S.A.	-	-	118,396	-	-	-	-	653,774	-
Comercializadora e Inversora S.A.	2,024,688	-	-	-	-	-	-	-	-
Fundación TGS	-	-	-	-	-	-	-	-	210,621
Total	12,002,820	24,299,050	27,428,146	39,509,571	20,799,669	1,098	2,594,867	653,774	210,621
(1) Corresponds to donations expenses.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

22.	CONTRACTUAL OBLIGATIONS

a)	Contractual Commitments

As of December 31, 2024, the Company had the following contractual commitments:

	Estimated maturity date
	Total	Due less than one year	As of 12/31/2025	From 01/01/2026 to 12/31/2026	From 01/01/2027 to 12/31/2027	From 01/01/2028 to 12/31/2028	From 12/31/2029 onwards
Financial indebtedness (1)	859,736,345	-	96,159,545	42,982,800	42,982,800	42,982,800	634,628,400
Purchase obligations (2)	38,710,031	-	33,753,415	4,435,665	520,951	-	-
Financial Leases	14,796,029	-	8,496,477	5,432,722	866,830	-	-
Total	913,242,405	-	138,409,437	52,851,187	44,370,581	42,982,800	634,628,400
(1)	Corresponds to the cancellation of principal and interest of the financial indebtedness. For further information, see Note 13.
(2)	Corresponds to purchase of natural gas contracts for the processing of liquids.

The totality of the financial indebtedness of tgs and the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2024 (US$ 1.00 = Ps. 1,032.00). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate.

For further information, see Note 17.a).
b)	Guarantees granted and goods for restricted availability

The Company has not granted any additional guarantees or goods of restricted availability other than those set out in the remaining notes.

23.	ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. tgs’s ownership interest in such company is 49%, while Pan American Sur S.A. holds a 20.40%, Shell Argentina S.A. a 25.50% and Wintershall Dea Argentina S.A. the remaining 5.10%.

TGU (liquidated):

TGU was a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS held 49% of its common stock and Pampa Energía the remaining 51%.

On December 26, 2024, the TGU board decided to dissolve and liquidate said company.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

EGS (liquidated):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership was distributed between tgs (49%) and TGU (51%).

EGS owned a natural gas pipeline, which connects tgs’ main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.
Since 2012 EGS discontinued its operations, deciding in January 2016 to begin the necessary steps to dissolve EGS. The Extraordinary Shareholders’ Meeting of EGS held on March 10, 2016, appointed the liquidator.

The EGS Liquidator Board held on March 31, 2023, reported the Final Distribution Project of the remainder of the liquidation. On June 26, 2023, the Extraordinary General Assembly of EGS approved the final liquidation balance for the irregular fiscal year closed on March 31, 2023 and approved the cancellation of the social registration of EGS before the General Inspection of Justice. As of the date of issuance of these consolidated financial statements, the distribution project was executed by the liquidator. As of the date of issuance of these Consolidated Financial Statements, the IGJ registered the liquidation and canceled it from the registry.

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

As a result of the situation of the economic context and the COVID mentioned in Note 1, the UT sent a letter to Integración Energética Argentina S.A. (“IEASA”), currently Energía Argentina S.A. (“ENARSA”), a company currently part of the Ministry of Productive Development, requesting, among other issues, the reestablishment of the economic-financial equation, readjustment of the work schedule, approval of cost redeterminations and price adjustments under the current legal regime.

On July 9, 2021, the UT and IEASA signed a restart order and a restart certificate for the works related to the Work, through which the work schedule was readjusted and IEASA also assumed the commitment to manage and join efforts to guarantee the cash flow in order to avoid new effects on the economic-financial structure of the contract for the Work, which would give rise to new requests -by the UT- for the recomposition of the economic-financial equation of the contract and the schedule of execution of the Work.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2024 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

24.	SUBSEQUENT EVENTS

The financial statements were authorized for issuance by the Board of Directors on April 24, 2025. There are no subsequent events between the closing date of year ended December 31, 2024, and the approval (issuance) of these consolidated financial statements, other than the ones already disclosed therein.

Cerri Complex Climate Event

On March 7, 2025, unprecedented heavy rains—without any statistical precedent in the last 100 years—fell on the city of Bahía Blanca and surrounding areas, causing widespread flooding across urban and adjacent regions (the “Event”).

The Event caused the Saladillo García stream to overflow, flooding the Cerri Complex, which resulted in the paralysis of liquids production and partially affected natural gas transportation services. It is also worth noting that the external electric distribution system, as well as the electric generation and distribution facilities of the installation, were impacted.

On March 24, 2025, the natural gas transportation service was restored with no significant impact in the natural gas transportation revenues.

Regarding the Cerri Complex, as previously mentioned, Liquids production has been interrupted between March 7, 2025 and the issuance date of these consolidated financial statements. A gradual resumption of operations and production may be possible in the coming days, depending on the resolution of infrastructure issues. TGS is carrying out cleanup efforts and prioritizing getting the plant back to full operation as soon as possible.

The Company is currently assessing the full impact of these events and implementing measures to minimize disruption. Based on the current state of recovery efforts and the damages, for the three-month period ended March 31, 2025, the Company has recorded a loss of Ps. 14,058,433, corresponding to expenses related to the event and impairment charges for materials and other property, plant, and equipment. At this stage, the final cost of the event has not yet been determined. For reference, January to March daily production of liquids average amounts to approximately 3,400 tons.

Subject to the terms and conditions of the policies and any applicable sub-limits, the Company has property damage and business interruption insurance coverage. The property damage deductible is US$1 million, and the business interruption coverage includes a 60-day waiting period for Liquids Production and Commercialization business segment. As of the date of issuance of these consolidated financial statements, the Company is negotiating with insurers; these negotiations are still at a preliminary stage, so the ultimate amount and timing of insurance proceeds have not been determined yet.

The Company has concluded for the purpose of these consolidated financial statements that the Event is not a condition that existed at the end of the reporting period and therefore does not require adjustments in the book values recognized in the consolidated financial statements prepared for the year ended December 31, 2024.

Voluntary capital reduction and amendment of By-laws.

After having received the approval of the ENARGAS, on March 19, 2025, the 2025 Shareholders´ Meeting will decide regarding the capital stock reduction due to cancellation of tgs’ treasury shares for an amount of Ps. 41,734 representing 41,734,225 class B shares of a nominal value of $ 1 each and entitled to 1 vote per share and the amendment of the by-laws.

After the capital reduction the number of outstanding shares is 752,761,058 of a nominal value of $ 1 each and entitled to 1 vote per share.