Form 20-F
period 2025-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2026-04-22
CIK 931427

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2025

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

Leandro Pérez Castaño
(54-11)-4371-5100
inversores@tgs.com.ar

Cecilia Grierson 355
26th Floor
C1107CPG City of Buenos Aires

Argentina
(Name, telephone, email and/or facsimile number and Address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares (“ADS”), representing Class B Shares	TGS	New York Stock Exchange
Class B Shares, par value Ps.1.00 per share	N/A	New York Stock Exchange*

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

Class A Shares, par value Ps.1.00 each	405,192,594
Class B Shares, par value Ps.1.00 each	347,568,464
Total	752,761,058

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☐	No	☒

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Certain Defined Terms
In this annual report on Form 20-F (“Annual Report”), unless otherwise indicated or the context requires otherwise: (i) references to “we,” “us,” “our” and the “Company” mean Transportadora de Gas del Sur S.A. (“tgs”) and its consolidated subsidiaries, Telcosur S.A. (“Telcosur”), (ii) references to Argentina are to the Republic of Argentina, (iii) references to the United States or U.S. are to the United States of America, (iv) references to “pesos” or “Ps.” are to Argentine pesos, the legal currency of Argentina, (v) references to “U.S. dollars,” “dollars” or “US$” are to United States dollars, the legal currency of the United States, (vi) a “billion” is a thousand million, (vii) references to “cf” are to cubic feet, (viii) references to “MMcf” are to millions of cubic feet, (ix) references to “Bcf” are to billions of cubic feet, (x) references to “m3” are to cubic meters, (xi) references to “d” are to days, and (xii) references to “HP” are to horsepower.
Financial Statements and Basis of Preparation
We maintain our financial books and records and publish our consolidated Financial Statements (as defined below) in pesos, which is our functional currency. This Annual Report includes our audited consolidated statements of financial position as of December 31, 2025 and 2024, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the years ended December 31, 2025, 2024 and 2023 (“Financial Statements”). Our Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and as in effect on the date of preparation of the Financial Statements. IFRS Accounting Standards have been adopted by the Argentine Federation of Professional Councils of Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas) (“FACPCE”) as its professional accounting standards and are required to be adopted by certain public companies in Argentina (entidades incluidas en el régimen de oferta pública de la Ley de Mercado de Capitales) pursuant to the rules of the Argentine Securities Commission (Comisión Nacional de Valores) (“CNV”), compiled under General Resolution No. 622/2013 (as amended by General Resolution No. 668/2016 and as further amended, the “CNV Rules”).
At our shareholders’ meeting held on April 26, 2017, as a result of a proposal by our controlling shareholder, Compañía de Inversiones de Energía S.A. (“CIESA”), our shareholders voted in favor of having a joint audit on our consolidated financial statements commencing with fiscal year ended December 31, 2017, even though there is currently no legal requirement in Argentina for a joint audit. As a result, our Financial Statements were jointly audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (“PwC”), member firm of PricewaterhouseCoopers International Limited, and Pistrelli, Henry Martin y Asociados S.A. (“EY”), member firm of Ernst & Young Global Limited. The joint report of PwC and EY dated April 22, 2026, is included elsewhere in this Annual Report. Each of PwC and EY is an independent registered public accounting firm, as stated in the joint report appearing herein.
International Accounting Standard 29 titled “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether such financial statements are based on the historical cost method or the current cost method. This requirement also comprises the restatement of comparative information of the financial statements to be presented in the current currency as of December 31, 2025, without modifying the statutory decisions made based on the financial information corresponding to those fiscal years.
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
The IASB does not identify specific economies that satisfy the requirements to be deemed hyperinflationary. The International Practices Task Force (“IPTF”) of the Center for Audit Quality monitors the status of “highly inflationary” countries. The criteria of IPTF for identifying such countries are similar to those for identifying “hyperinflationary economies” under IAS 29. From time to time, the IPTF issues reports of its discussions with the staff of the Securities and Exchange Commission (“SEC”) on the IPTF’s recommendations of which countries should be considered highly inflationary, and which countries are on the IPTF’s inflation “watch list.” The IPTF’s discussion document for its November 6, 2025 meeting states that, in the view of the IPTF, Argentina had a three-year cumulative inflation rate exceeding 100%.
Argentina experienced significant inflation during the years ended December 31, 2023, 2024, and 2025, resulting in a cumulative inflation rate in excess of 100% for each of the three-year periods ending on those respective dates. In addition, the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes. As a result, our management considers that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy in terms of IAS 29, effective as from July 1, 2018.
The Financial Statements and the other financial information included in this Annual Report for all the periods reported are presented on the basis of constant pesos as of December 31, 2025 (“Current Currency”). Thus, our audited consolidated statements of financial position as of December 31, 2024, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for each of the years ended December 31, 2024 and 2023, included elsewhere in this Annual Report have been restated in accordance with IAS 29 for comparative purposes from the original figures reported and supersede any previously disclosed consolidated financial statements relating to such periods.
In analyzing the provisions of IAS 29, our management used the inflation rates stated in the official statistics published by the National Institute of Statistics and Censuses (Instituto Nacional de Estadística y Censos) (“INDEC”), similar to the criteria adopted by the accounting profession and corporate regulatory bodies in Argentina. In order to restate the financial statements referred in the immediately preceding paragraph, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index (“CPI”) as of January 2021 (base month December 2020) with the Domestic Wholesale Price Index (“WPI”), both published by INDEC until that date. According to information from FACPCE, inflation was 31.5%, 117.8% and 211.4% in the years ended December 31, 2025, 2024 and 2023, respectively.
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

Currency
Solely for the convenience of the reader, certain amounts presented in pesos in this Annual Report as of and for the year ended December 31, 2025, have been converted into U.S. dollars at specified exchange rates. Unless otherwise specified, all exchange rate information contained in this Annual Report has been derived from information published by Banco de la Nación Argentina (“Banco Nación”) on December 31, 2025, without any independent verification by us. As a result of fluctuations in the peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Such fluctuations may affect the U.S. dollar equivalent of peso amounts included in this Annual Report. Consequently, these translations should not be construed as a representation that the peso amounts represent, or have been, or could be converted, into, U.S. dollars at that or any other rate.
Fluctuations in the exchange rate between pesos and U.S. dollars would affect the U.S. dollar equivalent of the peso price of our Class B shares, par value Ps. 1 each ( “Class B Shares”), on the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos) (“BYMA”) and, as a result, the market price of our American Depositary Shares (“ADSs”) on the New York Stock Exchange (“NYSE”) as well.
Historically, Argentina has been subject to several restrictions imposed on the foreign exchange market. In the recent years, the Central Bank of the Republic of Argentina (Banco Central de la República Argentina) (“BCRA” or “Central Bank”) issued several communications which introduced several changes to the then existing foreign exchange control regime. For additional information, see “Item 10. Additional Information—D. Exchange Controls.”
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
	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
December 2025	1,457.00	1,435.00	1,447.58	1,455.00
January 2026	1,475.00	1,429.50	1,448.95	1,447.00
February 2026	1,451.00	1,370.50	1,408.39	1,397.00
March 2026	1,416.00	1,368.00	1,395.95	1,382.00
April 2026 (until 21st)	1,394.00	1,354.00	1,374.62	1,394.00

Year ended December 31,
2021	102.72	84.70	95.16	102.72
2022	177.16	103.00	130.81	177.16
2023	808.45	178.15	295.30	808.45
2024	1,032.00	810.70	898.05	1,032.00
2025	1,492.00	1,032.50	1,245.02	1,455.00

Our results of operations and financial condition are highly sensitive to changes in the peso-U.S. dollar exchange rate because a significant portion of our revenues (48% of our total consolidated revenues from sales for the year ended December 31, 2025), most of our capital expenditures, almost all of our debt obligations and the cost of natural gas used in our Liquids (as defined below) business are denominated in U.S. dollars, but substantially all of our assets are located in Argentina, and our functional currency is the peso.
Currency fluctuations would also affect the U.S. dollar amounts received by holders of our ADSs upon conversion by us or by Citibank N.A. (“Depositary”), pursuant to the deposit agreement for the issuance of the ADSs entered into between the Depositary and us (“Deposit Agreement”) of the cash dividends paid in pesos on the underlying Class B Shares.
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
Available Information
The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our telephone number is (+54-11) 4371-5100, and our principal executive offices are located at Cecilia Grierson 355, 26th Floor, C1107CPG, City of Buenos Aires, Argentina. Our website is www.tgs.com.ar. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information included in our website or which may be accessed through our website is not part of this Annual Report, is not incorporated by reference herein or otherwise and should not be relied upon in determining whether to make an investment in any securities issued by us.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Some of the information in this Annual Report, including information incorporated by reference herein, may constitute estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (“Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”). These estimates and forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “estimate,” “expect,” “goal,” “intend,” “may,” “plan,” “potential,” “predict,” “projection,” “should,” “will,” “will likely result,” “would” or other similar words. These estimates and statements appear in a number of places in this Annual Report and include statements regarding our intent, belief or current expectations, and those of our officers, with respect to (among other things) our business, financial condition and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are based on information available to us as of the date of this Annual Report.
When considering forward-looking statements, you should keep in mind the factors described in “Item 3. Key Information—D. Risk Factors” and other cautionary statements appearing in “Operating and Financial Review and Prospects.”
These factors and statements, as well as other statements contained herein, describe circumstances that could cause actual results to differ materially from those expressed in or implied by any forward-looking statement.
Forward-looking statements include, but are not limited to, the following:
•
statements regarding changes in general economic, business, political or other conditions in Argentina and globally, including changes from actions taken by the Argentine government (“Government”) and changes due to natural and human-induced disasters, and the impact of the foregoing;

•
estimates relating to future energy demand (including demand for fossil fuels), tariffs and volumes for our natural gas transportation services and future prices and volumes for our natural gas liquid products such as propane and butane (also referred to as liquid petroleum gas or “LPG”), ethane and natural gasoline (collectively, “Liquids”) and for products and services provided in the Midstream and other services (“Midstream”) business segment;

•
statements regarding expected future political developments in Argentina and expected future developments regarding the license granted to us by Government to provide natural gas transportation services through the exclusive use of the southern natural gas transportation system in Argentina (“License”), the renegotiation process of the License with the Government, including primarily, the adoption of a revised scheme of tariffs, regulatory actions by the National Gas Regulatory Body (Ente Nacional Regulador del Gas) (“ENARGAS”) and other agencies of the Government, the legal framework established by the Argentine Ministry of Economy (“Ministry of Economy”), formerly known as the Federal Energy Bureau, and any other applicable governmental authority that may affect us and our business;

•	labor risks and uncertainties and statements with respect to our employees in Argentina;

•	statements and estimates regarding future pipeline expansion and other projects and the cost of, or return to us from, any such expansion or projects;

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

•	risk and uncertainties related to high rates of inflation;

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

‒	Our operations are subject to extensive regulation.

‒	Failure to maintain our relationships with labor unions may have an adverse effect on our business, financial condition, results of operations and prospects.

‒	Our regulated business is dependent on our ability to maintain our License, which is subject to revocation under specific circumstances.

‒	Our creditors may not be able to enforce their claims against us in Argentina.

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

‒
Our business may require substantial capital expenditures for ongoing maintenance requirements and the expansion of our installed gas transportation capacity, and we may be unable to make such expenditures due to the lack of financing.

‒
Our Liquids production depends on the natural gas that arrives at the our liquids processing plant located at General Cerri Complex, in the Province of Buenos Aires (“Cerri Complex”) through three main pipelines from the Neuquina, Austral and San Jorge natural gas basins. The flow and heating value of this natural gas are subject to risks that could materially adversely affect our Liquids and midstream business segment.

‒
Measures taken by the Government may have an adverse effect on the supply of natural gas to the Cerri Complex and on the margins we are able to obtain from our Liquids business, which may adversely affect the results of our Liquids Production and Commercialization segment and, as a result, our overall business and results of operations.

‒	Fluctuations in market prices and the enactment of new taxes or regulations limiting the sales price of LPG and natural gasoline may adversely affect our Liquids business.

‒	Our ethane sales depend on the capacity of PBB Polisur S.R.L. (“PBB”), as the sole purchaser of our ethane production.

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

‒	Our operations are subject to environmental, occupational health and safety regulations.

‒	Our operations could give rise to environmental risks and any change in environmental laws could increase our operating costs.

‒	We may face competition.

‒	Downgrades in our credit ratings could have negative effects on our funding costs and business operations.

‒	Our business has become dependent on digital technologies to conduct day-to-day operations and we may be subject to cyberattacks or other risks related to new technologies.

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

‒	Our ability to operate our business may suffer if we are unable to retain our employees or attract other skilled employees or contractors.

‒	Climate change could adversely affect our operating results, access to capital and strategy.

‒	Our activities are subject to social and reputational risks, including the potential for protests by members of local communities.

‒	The failure of any bank in which we deposit our funds could have an adverse effect on our financial condition.

•	Risks Relating to Argentina

‒
Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects.

‒	Argentina’s fiscal situation could limit Argentina’s access to the capital market and adversely affect the Argentine economy.

‒	Certain risks inherent to any investment in a company operating in an emerging market such as Argentina.

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

‒	Argentina’s economy may be adversely affected by economic developments in other markets, which could have a material adverse effect on Argentina’s economic growth.

‒	Argentina’s past default and litigation with holdout bondholders may limit our ability to access international markets.

‒
A sustained deterioration in the terms of trade given a decline in the global prices for Argentina’s main commodity exports or an increase in the global prices for Argentina’s main commodity imports, as well as adverse weather conditions affecting the production of Argentina’s main commodity exports, could have an adverse effect on Argentina’s economic growth.

‒	Downgrades in the credit rating or rating outlook of Argentina could impact the rating of our securities or adversely affect the market price of our securities.

‒	The Government may mandate salary increases for private sector employees, which would increase our operating costs.

‒	Argentine corporations may be restricted from making payments in foreign currencies or from importing certain products.

‒	The conflict between Russia and Ukraine and between Israel and Iran could adversely affect the global economy, the Argentine economy and our operational results and financial condition.

‒	We continue operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability.

•	Risks Relating to Our Shares and ADSs

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
All our net revenues from the Natural Gas Transportation public service (which represented 41% of total revenues during 2025) are attributable to contracts, which are subject to Government regulation. As a result, our ability to generate revenues and maintain adequate operating margins depends significantly on the timely approval and implementation of tariff adjustments by the Argentine regulatory authorities.

Prior to the enactment of the Public Emergency Law and Foreign Exchange System Reform Law No. 25,561 (“Public Emergency Law”), our tariffs were denominated in U.S. dollars and adjusted semiannually based on the U.S. Producer Price Index (“PPI”), with additional adjustments every five years reflecting efficiency gains and investment commitments. The Public Emergency Law, however, eliminated tariff indexation, and public service tariffs were converted into pesos and fixed at an exchange rate of Ps. 1.00 per US$1.00, even though the peso was devaluating significantly against the U.S. dollar.
As a result, from 2002 until recent years, our natural gas transportation tariffs did not increase in line with inflation or other macroeconomic variables affecting our operating costs. This mismatch adversely affected our revenues and financial condition. Although we implemented cost-containment measures to mitigate the impact of insufficient tariff adjustments, and such measures did not impair the reliability or safety of our pipeline system, there can be no assurance that similar actions would be sufficient in the future.
From the effective date of the Public Emergency Law until April 2014, our tariff remained unchanged. In April, 2014 we received a transitory tariff increase of 20%, much lower than the evolution of other macroeconomic variables that affect our operating costs.
Subsequently, and until the execution of the integral tariff renegotiation (Revisión Tarifaria Integral) (“RTI”) agreement approved in March 2017 through Resolution No. 4362/2017 (“Resolution 4362”), we were granted only partial and limited increases.
Resolution 4362 approved a staged tariff increase, providing for an aggregate transportation tariff increase of 214.2% and an aggregate access and use charge (“CAU”) increase of 37%. Pursuant to this resolution, we had to execute a capital expenditures program for a five-year period (from April 1, 2017, to March 31, 2022), which contemplated investments of Ps. 6,786 million (in nominal value as of December 31, 2016) to improve the operation and maintenance of the pipeline system.
Subsequently, under the Decree No. 1020 tariffs were frozen until the new RTI concludes. In this context, only two transitory-tariff increases were approved, which have particularly compensated the development of the operation costs. “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Tariff situation.”
Following the public hearing held on January 8, 2024, on March 26, 2024, we entered into the a transitional agreement with ENARGAS (“2024 Transitional Agreement”), which establishes a temporary adjustment of 675% in natural gas transportation tariffs. This tariff increase came into effect on April 3, 2024, following the publication in the Official Gazette of Resolution No. 112/2024 (the “Resolution 112”) issued by ENARGAS. According to Resolution 112, from May 2024 until the five-year tariff review process is completed, tariffs will be adjusted monthly. However, pursuant to instructions by the Ministry of Economy, the implementation and determination of monthly adjustments were deferred to and subsequently defined by the Executive Branch.
In relation with the five-year tariff review, on January 14, 2025, ENARGAS published the call for a public hearing held on February 6, 2025 to consider, among other matters, the five‑year tariff review for gas transportation and the methodology for periodic tariff adjustments.

ENARGAS approved our five‑year tariff review through Resolution No. 256/2025. The approval of the periodic adjustment mechanism was deferred following intervention by the Executive Branch. Subsequent regulatory measures modified the adjustment framework and introduced monthly tariff updates based on indexes determined by ENARGAS. We consented to such framework and ENARGAS approved the applicable calculation methodology. For additional information, see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Tariff situation.”
Historically, delays in the approval or implementation of tariff increases, as well as tariff adjustments that were insufficient to offset inflation and rising operating costs, have adversely affected our financial and economic condition. We cannot assure that future tariff adjustments will be approved in a timely manner, will be sufficient to maintain our operating margins, or will adequately reflect increases in costs or required investments.
As of the date of this Annual Report, we are unable to predict whether permanent measures by the Government on the tariff regime of natural gas transportation services will be adopted, whether such regime will be amended, nor the final outcome of the ongoing five-year tariff review. In addition, we cannot predict whether we will be subject to additional operating restrictions nor mandatory investment requirements. Any adverse outcome on these matters could have a material adverse effect on our business, results of operations and financial condition.
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

In recent years, the Government has made certain changes in regulations and policies governing the energy sector to give absolute priority to domestic supply at stable prices in order to sustain economic recovery. As a result of these changes, for example, on days during which a gas shortage occurs, exports of natural gas (which are also affected by other governmental curtailment orders) and the provision of gas supplies to industries, electricity generation plants and service stations selling compressed natural gas are interrupted to prioritize residential consumers at lower prices. The Argentine Expropriation Law has declared the achievement of self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, is in the national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. We cannot assure you that these and other changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.
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
The collective bargaining agreements with our unions are valid for one year. Currently, we have a collective bargaining agreement in effect for the period from April 2025 to April 2026.
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
Our regulated business is dependent on our ability to maintain our License, which is subject to expiration under specific circumstances.
We conduct our Natural Gas Transportation business pursuant to the License, which authorizes us to provide natural gas transportation services through the exclusive use of the southern natural gas transportation system in Argentina. Our License may be revoked in specific circumstances based on the recommendation of ENARGAS. Expiration of our license would require an administrative proceeding, which would be subject to judicial review. Main reasons for which our License may be revoked include:

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

On September 8, 2023, we submitted a request to ENARGAS to initiate the procedure established by Law No. 24,076 for the extension of our License terms. Following applicable technical, legal and administrative procedures, ENARGAS issued a technical and legal report on June 19, 2024 stating we had complied with our obligations under the License. After a non‑binding public hearing held on October 21, 2024, and based on ENARGAS’ assessment, the Executive Branch considered the extension of the License.
On July 24, 2025, the Executive Branch ratified the memorandum of agreement entered into between us and the Ministry of Economy on July 11, 2025, and pursuant to which the term of our License was extended for an additional period of 20 years as from December 28, 2027.
Notwithstanding the extension of our License, our regulated activities remain subject to ongoing supervision, evaluation and enforcement by ENARGAS and other governmental authorities. Compliance with evolving regulatory standards, technical requirements and performance obligations is required throughout the term of the License, and such standards or requirements may be amended or interpreted differently over time. Failure to comply with applicable regulations or License obligations could result in sanction, operational restrictions, or, in extreme cases, the initiation of revocation proceedings.
If our License were revoked, we would be required to cease providing natural gas transportation services. The impact that loosing our License would have on our business, financial condition and results of operations would be material and adverse. Additionally, certain changes to the License could result in a default under our outstanding debt instruments.
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
Since 1992 and after the privatization of several state companies, until the economic crisis in 2002, the Government reduced its control over the natural gas transportation industry. After the economic crisis in 2002 the Government increased its role in the energy sector implementing strict regulations and increasing its intervention. Intervention primarily included the expansion of our pipeline through the creation of trust funds and the interruption and redirection of natural gas firm transportation services, including the diversification of natural gas supply from the Cerri Complex.
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
The Government attempted to encourage investment by subsidizing energy consumption, but these measures proved ineffective. They led to stagnation in the energy sector, including in the reduction in the production of natural gas, the commercialization of propane and butane in the local market and the natural gas industry, while consumption continued to rise. The energy crisis resulted in a scarcity scenario. The Government’s response was to increase energy imports, which had adverse effects on the trade balance and the international reserves of the BCRA. These measures severely impacted in our operations and the operations of our main clients.
By Decree of Necessity and Urgency No. 55/2023 of December 18, 2023, the President declared the national emergency of the energy sector. The emergency period ran until December 31, 2024, subsequently extended until July 9, 2025. Decree No. 1023/2024 stipulates that the implementation of the tariff schedules resulting from the tariff review initiated pursuant to Decree No. 55/23 shall not exceed July 9, 2025. The state of emergency was further extended to July 9, 2026, by Decree 370/2025.

The Secretary of Energy is instructed to prepare and implement a program of actions that will allow the sanctioning of prices in competition and free access, maintain income levels, cover investment needs and guarantee the continuous provision of public services, in adequate technical and economic conditions, both for providers and users.
Although the current administration has implemented measures to deregulate the economy and the energy market, we cannot guarantee that these measures will resolve issues in energy sector in in Argentina. Likewise, at this time we cannot predict the impact of the measures or strategies implemented or to be implemented by the Government in the natural gas or hydrocarbons industry, nor their effect, on our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.
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
In 2025, 74.2% of our average daily natural gas deliveries were made under long-term firm transportation contracts. As of December 31, 2025, our long-term firm natural gas transportation contracts had a remaining weighted average life of approximately 11 years. We cannot assure you that we will be able to extend or replace these contracts when they expire or that the terms of any renegotiated contracts will be as favorable as the existing contracts. In particular, our ability to extend and/or replace contracts could be adversely affected by factors we cannot control, including:
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

Our business may require substantial capital expenditures for ongoing maintenance requirements and the expansion of our installed gas transportation capacity, and we may be unable to make such expenditures due to the lack of financing.
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
Within the framework of the five-year tariff review, we presented our investment plan for the 2025-2029 five-year period, detailing the projects to be executed and the corresponding budget. We must submit to ENARGAS the progress of our investment plan on an annual basis, and may face administrative sanctions if we fail to comply with such plan.
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

In recent years, investment in natural gas transportation infrastructure has not kept pace with the development of new natural gas production, particularly in connection with the evacuation of incremental volumes from producing basins. While this investment gap could be partially reversed if certain infrastructure projects currently under development or under evaluation in Argentina are completed, there can be no assurance that such projects will be executed on a timely basis, or at all. If natural gas demand continues to increase, as it has in recent years, and the required transportation and evacuation infrastructure is not expanded accordingly, there is a risk that natural gas supply constraints could arise during periods of peak demand.
Through Resolution No. 67/22 of February 7, 2022, the Secretariat of Energy created the program Transport.Ar Producción Nacional, declaring of national public interest the construction of the Perito Moreno pipeline (“GPM,” formerly known as the President Néstor Kirchner pipeline) and its complementary works as a strategic project. This gas pipeline connects the town of Tratayén, Province of Neuquén, with the city of Salliqueló, Province of Buenos Aires. The GPM and compressor plants, owned by Energía Argentina S.A. (“ENARSA”), became fully operational in October 2024.
Notwithstanding the commissioning of the GPM, additional infrastructure investments may be required to fully accommodate future increases in natural gas production and demand. We cannot assure you, however, that this new natural gas resource at the Neuquén Basin, or the Plan Gas.Ar, or any other measures taken by the Government to increase natural gas production and supply, will be successful in increasing Argentine natural gas reserves or production and, if unsuccessful, our midstream or Liquids Production and Commercialization businesses could be adversely affected.
Measures taken by the Government may have an adverse effect on the margins we are able to obtain from our Liquids business, which may adversely affect the results in our Liquids Production and Commercialization segment and, as a result, our overall business and results of operations.
Historically, due to regulatory, economic and government policy factors, domestic prices of gasoline, diesel, natural gas, propane and butane, and other fuel prices in Argentina have differed substantially from prevailing international and regional market prices. At various times, our ability to increase prices in response to international prices or increases in local costs, including those resulting from the peso devaluation, has been limited. This limitation has adversely affected the profitability of our Liquids business and the economic feasibility and timing of investments in processing capacity and related infrastructure. Further, we may face risks and challenges relating to government regulation and control of the energy sector, including laws, regulations and rules enacted by federal, provincial and local governments.
Although our Liquids production and commercialization activities are not regulated by ENARGAS, the Argentine government has historically intervened in the LPG market to prioritize domestic supply at stable or reduced prices. For example, in April 2005, the Government enacted Law No. 26,020, which set the framework by which the Secretary of Hydrocarbon Resources may establish regulations to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the Secretary of Hydrocarbon Resources periodically publishes reference prices for LPG sold in the local market. It also sets forth LPG volumes to be sold in the local market.
Within this framework, we have participated in government programs providing compensation based on the difference between government‑determined domestic prices and export parity prices. In the past, such compensations have been paid with significant delays, which adversely affected our liquidity and results of operations. For further information, see “Item 4—Our Information—B. Business Overview—Liquids Production and Commercialization.”

During 2024, the administration of President Javier Milei introduced changes to the propane and butane supply programs with the aim of liberalizing prices and aligning them with international reference prices. While these measures have improved pricing conditions for our Liquids business, we cannot assure you that this regulatory approach will be maintained over time. The Government retains broad authority to intervene in the energy sector, and future measures could reintroduce price controls, supply obligations, export restrictions and other limitations affecting domestic LPG pricing.
Accordingly, we cannot assure you that domestic propane and butane prices will continue to reflect international or regional market conditions, or that we will be able to maintain or increase margins in our Liquids business. Any reintroduction of price controls, delays in compensation mechanisms, or other adverse regulatory changes could materially and adversely affect our business, results of operations, financial condition, cash flows, the value of our securities and our ability to meet our financial obligations.
Fluctuations in market prices and the enactment of new taxes or regulations limiting the sales price of LPG and natural gasoline may adversely affect our Liquids business.
We extract LPG and natural gasoline from natural gas delivered to the Cerri Complex and sell LPG and natural gasoline. As a result of the deterioration of our Natural Gas Transportation segment, operations relating to our Liquids production and commercialization have represented a material portion of our total revenues.
Over the last few years, the price of Liquids has experienced high levels of volatility. Factors affecting prices include weak demand levels from emerging markets, significant variations in production and storage levels, and climate and geopolitical issues such as the Russia-Ukraine and Middle East conflicts, the ability of the Organization of the Petroleum Exporting Countries (“OPEC”) and other crude oil producing nations to set and maintain crude oil production levels and prices; macroeconomic conditions, including inflation and increase in interest rates. It is expected that volatility and fluctuations maintained in the future.
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
In the past, the Government has imposed duties on exports, including exports of natural gasoline and LPG products that we export. Currently, in accordance with the Solidarity Law and the Decree No. 488/2020 export duties on the Liquids products that we exported are about 8%. For further information, see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”
In addition, after the issuance of Resolutions Nos. 1,982/11 and 1,991/11 (“Gas Charge Resolutions”), the natural gas processing charge created by Decree No. 2,067/08 increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective as from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid an adverse effect on our Liquids business, we initiated legal proceedings against Decree No. 2,067/08 and the Gas Charge Resolutions, including the Government, ENARGAS and the former Ministry of Production and Federal Planning, Public Investment and Services (Ministerio de Producción y de Planificación Federal, Inversión Pública y Servicios) as defendants. For additional information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings—Tax Claims.”
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
We sell all our ethane to PBB pursuant to an agreement effective as of May 1, 2018, that expires on December 27, 2027.
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
In addition, recent legislative reforms aimed at modernizing Argentina’s labor framework, including changes to employment regimes, collective bargaining rules and employer liabilities, may be subject to regulatory implementation, judicial interpretation or reversal, which could generate uncertainty, transitional costs or labor disputes.
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
Our operations could give rise to environmental risks and any change in environmental laws could increase our operating costs.
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
We may face competition.
We face competition in both our Liquids Production and Commercialization segment and our Midstream and natural gas transportation activities, which could adversely affect our volumes, margins and results of operations.
In our Liquids business, the development and operation of natural gas processing facilities upstream of our Cerri Complex, particularly in the Province of Neuquén, has historically increased competition by enabling producers and third parties to satisfy demand through alternative processing arrangements. Although the construction of such facilities requires significant capital investment, additional upstream processing capacity could reduce the volumes or affect the quality of the natural gas delivered to the Cerri Complex. As a result, increased upstream processing, including at existing facilities such as the MEGA plant or at new projects that may be developed in the future, could adversely affect our revenues from Liquids Production and Commercialization services.

Regarding our Midstream business segment, we operate in a competitive environment with strong market participants, many of which may have extensive and diversified know-how or operating experience and financial resources like or significantly greater than ours. While it is still unclear the future measures to be taken by the Government regarding its energetic policy, the development of the natural gas industry in Argentina is essential for the country’s economic growth. All future business that our competitors or we can develop will depend on the production of natural gas. The Government (or any other entity on its behalf) might not issue the necessary regulations to encourage natural gas producers to develop new projects involving natural gas output.
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
Additionally, our principal competitor in the natural gas transportation business is Transportadora de Gas del Norte S.A. (“TGN”). We compete with TGN on a day-to-day basis for natural gas interruptible transportation services and from time to time for new natural gas firm transportation services and, in case that opportunities for new firm natural gas transportation services that arise from the expansion of the system. We compete directly with TGN for the transportation of natural gas from the Neuquén Basin to the greater Buenos Aires area. In addition, in the future other participants may successfully penetrate our market and connect with our main customers which could affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.
The development of natural gas production in Argentina, including in the Vaca Muerta formation, depends heavily on the availability of transportation infrastructure. While recent expansions have increased transportation capacity, key pipelines continue to operate near their maximum capacity. If natural gas production grows faster than transportation capacity is expanded, constraints on available capacity could intensify competition among transporters and limit the development of new business opportunities, potentially affecting our revenues and margins. For additional information see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Expansions of the System.”
The construction of a new pipeline or to increase the transportation capacity by a third party could affect our results of operations as the interruptible natural gas transport volumes and the availability of natural gas that arrives at the Cerri Complex for processing could be diminished. Any of the foregoing factors could have a material adverse effect on our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.
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
During the first quarter of 2022, we were the subject of a cybersecurity attack, which had no adverse material effect on the administrative infrastructure and resulted from operations. This meant that we strengthened security controls to limit potential similar incidents. However, there is no guarantee that we will not be subject to any cyber-attack that could adversely affect the business and outcome of operations.
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
On March 7, 2025, heavy rains fell on the city of Bahía Blanca and adjacent areas, causing floods in all the urban areas and surrounding areas (“Event”). The Event caused the overflowing of the Saladillo García stream, which flooded the Cerri Complex and consequently paralyzed liquids production and partially affected natural gas transportation service. The external electric distribution system, as well as the electric generation and distribution facilities of the facility, were impacted. We carried out cleanup efforts and prioritized getting the plant back to full operation. Currently, the Cerri Complex is operating under normal conditions.
We have coverage for property damage and business interruption, which is subject to the terms and conditions of insurance policies and applicable sublimits. The property damage deductible amounts to US$1 million, while the business interruption coverage includes a 60-day waiting period for the Liquids Production and Commercialization segment.
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
On March 1st, 2018, Law No. 27,401 entered into force (“Law 27,401”). Law 27,401 modifies the Argentine Criminal Code (“ACC”) and imposes criminal liability to private legal persons, whose corporate capital is either national or foreign, with or without state ownership. The Law 27,401 imposes criminal liability to legal persons for the following crimes: (i) local or international bribery and influence peddling (section 258 and 258 bis of the ACC), (ii) negotiations incompatible with public office (section 265 of the ACC), (iii) extortion by public officers (section 268 of the ACC); (iv) unjust enrichment by public officers and employees (section 268 (1) and (2) of the ACC), and (v) falsification of balance sheets and reports (section 300 bis of the ACC).

Legal persons are liable for the abovementioned crimes when, either direct or indirectly, the entity intervened in the commission of the crime or when someone acted in his name, interest or benefit for said purpose; even when this individual had no powers to do so, provided that the legal person ratified the act. The legal person will not be criminally liable when the entity reported a crime set forth by the Law 27,401 as a consequence of the entity´s internal detection and investigation; the corporate implementation of a proper system of control and supervision in accordance with the Law 27,401 and prior to the facts under investigation; and after returning the benefit obtained.
In relation to this, the Law 27,401 highlights the importance of “Integrity Programs” or “Internal Rules of Compliance” adopted by the legal person before the commission of the crime, and hence it is important to implement this type of rules into the legal person.
In the framework of Law 27,401 on Criminal Responsibility of Legal Entities, we have implemented an Integrity Program. It should be noted that prior to the enactment of Law 27,401, we already had a Code of Conduct and a Whistleblowing Hotline. It is also important to note that, as we are a publicly traded company, we are subject to the provisions issued by the CNV, as well as the provisions of the General Companies Law and other regulations issued by the competent authorities in the matter. See “Item 16B.Code of Ethics.”
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

Climate change could adversely affect our operating results, access to capital and strategy.
There is an increased attention on greenhouse gas emissions and climate change from different sectors of society. Argentina agreed the consensus reached in 2015 United Nations Climate Change Conference adopted by consensus the Paris Agreement. The Paris agreement sets a goal to greenhouse gas emission reduction and defined targets to limit global temperature increases. International treaties together with increased public awareness related to climate change may result in increased regulation to reduce or mitigate greenhouse gas emissions. In addition, if we are unable to follow the pace in which society is moving toward energy transition would adversely impact demand for our services, affecting our results of operations and financial condition.
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
Compliance with national and local legal and regulatory changes relating to climate change may in the future increase our costs to operate and maintain our facilities, capital expenditures to install new emission and manage any greenhouse gas emissions program may increase our operational expenses. In addition, the effects upon natural gas industry relating to climate change and the resulting regulations and regimes promoting alternative energy resources may also lead to declining demand for natural gas, or Liquids in the long-term.
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
Risks Relating to Argentina
We are a stock corporation with limited liability (sociedad anónima) incorporated and organized under the laws of Argentina. Our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina, the exchange rate between the peso and the U.S. dollar and the reference international prices of Liquids because a significant portion of our revenues (52% of our total consolidated revenues from sales for the year ended December 31, 2025), most of our capital expenditures, all of our debt obligations and the cost of natural gas used in our Liquids business are denominated in U.S. dollars, but substantially all of our assets are located in Argentina, and our functional currency is the peso.
Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects.
Argentina has a long history of macroeconomic volatility, sovereign debt restructurings, exchange controls and limited access to international capital markets. As a result, the country has faced recurring periods during which it was effectively excluded from voluntary international financing or was able to access such markets only at considerable high costs. This structural vulnerability has had, and may continue to have, adverse effects on economic growth, investment levels and financial stability.
Following its sovereign default in 2001, Argentina restructured its external debt in 2005 and 2010. Although a significant majority of bondholders participated in those exchanges, litigation with holdout creditors persisted for more than a decade and materially impaired Argentina’s access to international capital markets. Subsequent administrations have faced renewed episodes of financial stress, including debt reprofiling measures, capital controls, currency devaluations and further restructurings, reinforcing investor concerns regarding Argentina’s creditworthiness and policy continuity.

In recent years, Argentina’s external financing has depended largely on programs with the International Monetary Fund (“IMF”) and other multilateral institutions. These arrangements have provided critical balance‑of‑payments support and enabled Argentina to meet sovereign debt maturities; however, they are subject to strict conditionality, periodic performance reviews and ongoing negotiations. Compliance with fiscal, monetary, exchange rate and structural reform commitments is required to unlock disbursements, and there can be no assurance that Argentina will consistently meet such conditions or that future reviews will be completed on a timely basis.
Despite recent macroeconomic stabilization measures and policy changes implemented by the current administration, Argentina has not yet regained sustained access to international voluntary capital markets. The country continues to face significant challenges, including low levels of international reserves, the gradual dismantling of exchange controls, inflationary pressures, and exposure to adverse external shocks. In addition, Argentina remains subject to material legal contingencies in foreign jurisdictions, including claims arising from the nationalization of YPF S.A. (“YPF”), which could result in significant liabilities and further constrain public finances if resolved unfavourably.
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
Argentina’s limited access to external financing may restrict the Government’s ability to implement economic reforms, sustain infrastructure investment, stabilize the financial system or support economic growth. In periods of financial stress, the Government has historically adopted measures such as exchange controls, restrictions on dividend payments, import limitations, price controls and changes in regulatory frameworks, particularly in strategic sectors such as energy. Similar measures could be adopted again in the future.
A deterioration in Argentina’s macroeconomic or financing conditions could negatively affect our business through multiple channels, including reduced energy demand, delays or defaults in customer payments, increased difficulty in accessing foreign currency, constraints on our ability to finance capital expenditures, higher financing costs and reduced access to local or international credit markets. In addition, adverse sovereign developments may increase country risk premiums, limit investor appetite for Argentine issuers and reduce the availability of long‑term financing for companies operating in Argentina.
As of the date of this Annual Report, it is not possible to predict the impact that the measures relating to Argentina’s debt restructuring nor any future economic plan that the Government may implement will have on the Argentine economy. Furthermore, the long-term impact of these measures and any measures future of the current administration in the Argentine economy remains uncertain.
Argentina’s fiscal situation could limit Argentina’s access to the capital market and adversely affect the Argentine economy.
In recent years, the government has substantially increased public spending. In this sense, the Argentine Government adopted several measures to finance this public expenditure and finance the fiscal deficit that they generated, including, among others, the use of the resources of the BCRA and the National Social Security Administration (Administración Nacional de la Seguridad Social) (“ANSES”), and has used the issuance of money as a tool to raise funds. Argentina has a high level of indebtedness, which has been growing in recent years as a result of the increase in the fiscal deficit and the lack of capacity of Argentina to obtain international financing.

In recent years, however, the fiscal position of the national public sector has improved significantly. For the second consecutive year and following more than a decade of financial deficits, in 2025, the national public sector recorded a financial surplus. The surplus amounted to Ps. 1,453,819 million (approximately 0.2% of the GDP), resulting from a primary surplus of Ps. 11,769,219 million (approximately 1.4% of the GDP). Similarly, in 2024 Argentina achieved both a primary and financial surplus for the first time in approximately 14 years, driven primarily by a sharp reduction in public spending.
These results were achieved through the implementation of a fiscal consolidation program under the current administration, which included significant cuts in primary expenditures, reductions in subsidies (including energy and transportation subsidies), a freeze or reduction in public works spending, the elimination of discretionary transfers to provinces, initiatives to promote private participation in infrastructure projects, and the downsizing of government ministries and administrative structures pursuant to Decree No. 8/2023.
Despite these improvements, the sustainability of the current fiscal position remains uncertain. Future fiscal performance could deteriorate due to a variety of factors, including increased social security expenditures, financial assistance to provinces facing fiscal stress, renewed spending on public works, or higher subsidies in the energy and transportation sectors.
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

Government policies and regulation—which at times have been implemented through informal measures and have been subject to radical shifts—that have had a significant impact on the Argentine economy in the past have included, among others: (i) monetary policy, including exchange controls, capital controls, high interest rates and a variety of measures to curb inflation; (ii) restrictions on exports and imports; (iii) price controls; (iv) mandatory wage increases and prohibition of dismissals; (v) taxation; and (vi) government intervention in the private sector.
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
Our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations depend to a significant degree on macroeconomic, political, regulatory, and social conditions in Argentina. Over recent decades, the Argentine economy has experienced significant volatility, characterized by periods of low or negative growth, high and variable levels of inflation and interest rates and currency devaluation.
As a result, our business and operations have been, and may continue to be, adversely affected by economic and political developments and other material events impacting Argentina including inflation, price controls, fluctuations in foreign currency exchange rates and interest rates, currency devaluation, change in government policies relating to tariffs, public spending and investment, increased regulatory intervention, as well as international conflicts, social unrest and public security concerns.
The Argentine peso has experienced significant volatility in recent years. According to information published by Banco Nación, the peso depreciated against the U.S. dollar in approximately 22.1% in 2021 and 72.5% in 2022. Although the exchange rate remained relatively lagged for most of 2023, following the change in administration on December 10, 2023, the Government implemented a sharp exchange rate correction and introduced a crawling peg regime with a monthly adjustment of approximately 2%. As a result, the peso depreciated by 356.3% during 2023, reaching Ps. 805.45 per U.S. dollar as of December 31, 2023. As of December 31, 2024 and December 31, 2025, the peso depreciated approximately 27.7% and 41%, respectively, against the U.S. dollar.
Sharp currency devaluations have historically had a significant adverse impact on the Argentine economy, contributing to high inflation, erosion of real wages and increased challenges for companies with peso‑denominated revenues and foreign currency obligations. Similar effects could materialize in the future if the Government were to implement further abrupt devaluations or introduce multiple exchange rate regimes.
In response to exchange rate volatility, since 2019 the Argentine Government has adopted measures to restrict access to the foreign exchange market, including requirements for prior approval by the BCRA to purchase foreign currency, limitations on the holding of foreign currency in cash, restrictions on dividend remittances abroad and the imposition of additional taxes on certain foreign currency transactions. Additionally, the Government implemented a new tax at a rate of 30% on certain transactions involving the acquisition of foreign currency. For additional information see “Item 10. Additional Information—D. Exchange Controls.”

The Government’s ability to stabilize the foreign exchange market and sustain economic growth remains uncertainty. Continued depreciation of the peso, persistent exchange controls or a further deterioration in foreign currency reserves could have a material adverse effect on Argentina’s economy and, consequently, on our business, results of operations and financial condition.
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
As of December 31, 2025, net international reserves, as calculated under the methodology used by the BCRA, amounted to approximately US$2.9 billion, compared to gross international reserves of approximately US$41.1 billion. High levels of inflation could negatively affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.
Argentina’s economy remains vulnerable, as reflected by the following economic conditions:
•	persistently high inflation;

•	volatility in real GDP growth;

•	high public debt levels;

•	fiscal and trade imbalances;

•	high unemployment and informal employment;

•	exchange rate volatility and uncertainty regarding exchange controls;

•	limited access to domestic and international capital markets;

•	reduced availability of long‑term credit to the private sector;

•	fluctuations in international commodity prices, including oil;

•	adverse weather conditions affecting agricultural exports;

•	the impact of restrictive monetary policies in the United States;

•	declines in sovereign bond prices and investor confidence; and

•	political, social and economic events, whether in or outside Argentina.

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
Argentina’s political and social environment has historically influenced the performance of the country’s economy. Political and social crises have affected and continue to affect the confidence of investors and the public, which has historically resulted in economic deceleration and heightened volatility in securities with underlying Argentine risk. Argentina’s political environment is characterized by frequent electoral cycles, shifting legislative majorities and a high degree of social polarization, which can affect the continuity, implementation and sustainability of economic policies.
While the current administration has advanced a broad economic reform agenda since taking office in December 2023, including fiscal consolidation, deregulation and changes to the foreign exchange and monetary frameworks, the political environment remains complex. Legislative elections held in October 2025 strengthened the governing coalition’s position in Congress, improving its ability to advance parts of its agenda. However, the ruling party does not hold an absolute majority, and the passage of structural reforms continues to depend on negotiations with opposition and regional blocs.
In this context, during extraordinary congressional sessions held between December 2025 and February 2026, the newly constituted Congress approved a package of significant legislative measures aligned with the current administration’s policy agenda. These measures included the approval of the 2026 National Budget, focused on maintaining a strict fiscal surplus, a labor modernization law aimed at reforming Argentina’s employment framework, amendments to the Glacier Protection Law intended to facilitate productive and mining investments, a reform to the juvenile criminal regime lowering the age of criminal responsibility, and the congressional ratification of the international trade agreement between Mercosur and the European Union. While these legislative developments signal increased governing capacity and policy momentum, their implementation, social acceptance and long‑term stability remain subject to political negotiation, judicial review, regulatory enforcement and potential opposition, and may give rise to social tensions or legal challenges.
Argentina’s political landscape remains highly polarized, with persistent social tensions, labor disputes and opposition from groups affected by fiscal adjustment measures and structural reforms. Episodes of social unrest, protests or political confrontation could weaken public support for the reform program, delay or limit the implementation of policies, or result in modifications or reversals of measures already adopted.
Financial markets in Argentina remain sensitive to political developments. Past electoral outcomes and political events have triggered abrupt movements in exchange rates, sovereign bond prices and country risk indicators. Although macroeconomic stabilization efforts have reduced some sources of volatility, investor confidence remains fragile and highly dependent on the Government’s ability to sustain political support, comply with international agreements and maintain policy consistency.

We cannot guarantee that future economic, social and political developments in Argentina, over which we have no control, will not harm our business, the results of operations and financial situation, the value of our tradable securities and/or our ability to meet our financial obligations.
The impact of the economic measures adopted or to be adopted by the Government may affect the Argentine’s economy.
Argentina has a long history of abrupt and far‑reaching changes in economic policy, often implemented in response to macroeconomic crises. As a result, companies operating in Argentina are exposed to a regulatory and economic environment characterized by volatility, frequent policy shifts and uncertainty regarding the continuity and enforcement of government measures.
General elections were held in Argentina on October 22, 2023, which resulted in a new conformation of the Congress as from December 10, 2023 (with the president-elect’s party in the minority). A run-off election was held on November 19, 2023, through which the opposition candidate for La Libertad Avanza party, Javier Milei, was elected president. After taking office, the current administration launched a package of emergency measures aimed at relaxing controls and deregulating the economy, with the main objective of reducing the fiscal deficit. The impact of such policies, the foreign exchange market and the national economy is uncertain, and we cannot assure the impact the economy, the regulatory framework, the social situation and the political environment will have on our financial condition and results of operations.
On December 12, 2023, the Minister of Economy Luis Caputo announced a series of economic measures with a focus on the revision of fiscal, exchange and monetary policy in which, among other issues: (i) a strong cut in public spending is shown together with an increase in certain taxes, (ii) the price of the U.S. dollar was raised with respect to the Argentine peso from Ps./US$350 to Ps./US$800 and a monthly crawling peg of 2%, (iii) reduction of subsidies to energy and transportation sectors and (iv) limitation of monetary issuance and modification of the Treasury financing program in order to clean up the BCRA’s liabilities.
On December 21, 2023, Decree of Necessity and Urgency No. 70/2023 “Bases for the Reconstruction of the Argentine Economy” was published in the Official Gazette, which declared a public emergency in economic, financial, fiscal, administrative, social security, tariff, health and social matters until December 31, 2025. The public emergency was extended until December 31, 2026 by Decree No. 942/2025, which introduced a broad deregulation agenda, repealing or amending numerous laws related to state intervention in the economy, price controls, trade regulation, public procurement, and sector‑specific regimes. This decree also modified provisions of the Civil and Commercial Code, the Customs Code and other regulatory frameworks, with the stated objective of liberalizing trade, services and industry and promoting Argentina’s integration into global markets.
Decree No. 70/2023 further introduced significant changes to the labor framework, amending the Labor Contract Law No. 20,744, collective bargaining rules, union regulations and other employment regimes. These changes sought to increase flexibility in labor relations, redefine the scope of employment presumptions, expand the probationary period, introduce new contractual figures (including independent workers with collaborators), and reduce penalties and liabilities associated with employment registration.

On December 27, 2023, the National Executive Power submitted for consideration of the National Congress the “Foundations and Starting Points Law for the Argentines’ Freedom” (“Foundations Law”). This law proposes a strong deregulation of the economy by proposing amendments and repeals of regulations in the following fields: (i) organization of the public administration; (ii) administrative procedure and regulatory quality; (iii) resolution of disputes with the State; (iv) insurance regime; (v) regime applicable to commercial companies; (vi) regime of financial administration of the State; (vii) comprehensive tax reform and establishment of a regime of exceptional regularization of tax, customs and social security obligations; (viii) agricultural, energy and tourism sectors, among other activities and industries; (ix) regime of obligations and contracts aimed at strengthening the autonomy of the will of the parties; (x) defense of competition; (xi) intellectual property; and (xii) promotion and incentives for large investments.
After six months of debate by the National Congress, on June 28, 2024, the Chamber of Deputies sanctioned the definitive text of the Foundations Law, which had previously obtained half sanction from the Senate. Among other issues, the Foundations Law includes:
•	Declaration of public emergency in administrative, economic, financial and energy matters for a period of one year.

•	Changes in the calculation of income tax for individuals, in the monotax regime, personal property and money laundering.

•	Total or partial privatization of certain companies and companies wholly or majority owned by the national state is authorized.

•	An Incentive Regime for Large Investments (Régimen de Incentivo a las Grandes Inversiones) (“RIGI”) for projects involving investments equal to or greater than US$200 million.

•	The creation of a proportional retirement benefit for those who, reaching retirement age, do not reach the years of necessary pension contributions.

•	A labor reform and the retirement regime.

•
The amendment to the Natural Gas Act in order to, among other things, allow the extension of a license for an additional period of 20 years (as opposed to the 10 years originally established extension).

In April 2025, the Government announced a new phase of its macroeconomic program, including a significant overhaul of the foreign exchange regime. These measures established a managed floating exchange rate within a band, eliminated or relaxed several foreign exchange restrictions, authorized the payment of dividends to foreign shareholders for profits generated as from fiscal years beginning in 2025, modified import and service payment rules, and reinforced a monetary framework under which the BCRA committed not to finance fiscal deficits or remunerate monetary liabilities through issuance.
While these reforms have introduced significant changes to Argentina’s legal and economic framework, their scope, pace and reliance on emergency powers create material uncertainty. The effectiveness and durability of these measures depend on continued political support, regulatory implementation, judicial interpretation and social acceptance. In addition, Argentina’s history demonstrates that economic policies, regulatory regimes and labor frameworks may be modified or reversed following political or economic shocks, changes in government, or judicial decisions.

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
Historically, high and volatile inflation has significantly undermined Argentina’s economy and limited the Government’s ability to foster conditions for sustained and stable growth. Inflationary pressures have adversely affected purchasing power, investment decisions, cost structures and access to long‑term financing. Although inflation has moderated in recent periods, it remains elevated by international standards, particularly in categories such as fuel, energy, transportation and food.
Following a prolonged period of accelerating inflation, the Government adopted a new macroeconomic stabilization program after President Javier Milei took office in December 2023. According to data published by the INDEC, the CPI increased by 211.4% during 2023. Subsequently, a marked deceleration in monthly inflation rates was observed in 2024 and 2025.

Based on INDEC data, monthly CPI variations during 2024 declined progressively over the year, and inflation accumulated 117.8% for the year ended December 31, 2024. During 2025, inflation continued to decelerate, with monthly CPI increases ranging generally between 1.5% and 3.7%, and the CPI increased by approximately 31.5% for the year ended December 31, 2025, representing the lowest annual inflation rate in several years.
We cannot assure that inflation rates will decrease in the future or that any that may be taken by President Javier Milei’s administration to control inflation will be effective or successful. High inflation rates continue to be a challenge in Argentina. Significant increases in inflation rates could have a material adverse effect on Argentina’s economy and, in turn, could increase our operating costs, labor costs particularly, and could adversely affect our business, financial condition and results of operations.
As discussed elsewhere in this Annual Report, given that Argentina’s economy has been considered as hyperinflationary, since July 1, 2018, we have applied IAS 29 in our Financial Statements, which requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, be expressed in terms of the current unit of measurement at the reporting date of the reporting period. See “Presentation of Financial and Other Information—Financial Statements and Basis of Preparation.”
Because Natural Gas Transportation business segment sales represented 48% of our total revenues during the year ended December 31, 2025, and are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our tariffs would decrease our revenues in real terms and adversely affect our results of operations. Further, as a consequence of the application of IAS 29, maintaining monetary assets generates loss of purchasing power; provided that such items are not subject to an adjustment mechanism that compensates to some extent such loss. This loss is booked in the statement of comprehensive income.
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

Historically, Argentina has maintained foreign exchange controls which resulted in the coexistence of multiple exchange rates. As a consequence, the gap between the official exchange rate used for certain commercial and financial transactions and alternative exchange rates arising from capital market operations (such as the “MEP” or “contado con liquidación” rates) has at times widened significantly. During 2023, this gap exceeded 100%, reflecting severe distortions in the foreign exchange market. Following the sharp adjustment of the official exchange rate implemented in December 2023, the exchange rate gap narrowed substantially and was reduced to low double‑digit levels by the end of 2025.
Argentina’s foreign exchange regime has historically been subject to frequent changes. The Government may maintain a single official exchange rate, introduce multiple exchange rates for different types of transactions, or significantly modify the applicable exchange rate. Any such changes could substantially affect the exchange rate at which we are required to purchase foreign currency to service our foreign currency‑denominated indebtedness. In addition, the imposition of new exchange controls, capital restrictions or other measures in response to capital outflows or exchange rate volatility could adversely affect public finances and economic activity, which in turn could negatively impact our results of operations and financial condition. For additional information see “Item 10. Additional Information—D. Exchange Controls.”
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
Additionally, the value of the peso affects BCRA’s reserves. During 2024, these reserves remained under pressure despite measures implemented to accelerate the inflow of foreign currency. As of December 31, 2025, net reserves reached US$41,167 billion, up from US$29,640 billion in December 2024.

Over several years, the value of the Argentine peso has experienced significant fluctuations against the U.S. dollar, depreciating by more than 100% in 2018. In 2023, 2024, and 2025, the Argentine peso depreciated by 356.3%, 27.7% and 41.0%, respectively.
In 2025, the Argentine peso continued to depreciate against the U.S. dollar and other major foreign currencies. According to the Banco Nacion’s selling exchange rate, the Argentine peso reached Ps. 1,455 to December 31, 2025, presenting a variation of 41% with respect to 2024. This is a consequence of the exchange rate policy where the Government defined a stable devaluation path of 2% per month against the U.S. dollar. Starting in February 2025, and in line with the reduction in inflation, this path was adjusted to 1%.
As of December 31, 2025, the total amount of principal and accrued but unpaid interest under our consolidated U.S. dollar-denominated indebtedness was US$1,172.2 million.
We cannot predict the future exchange rate between peso and the U.S. dollar, or how any fluctuation may affect our operational costs denominated in U.S. dollars. Also, we cannot predict success of future Government measures and the impact of them in the exchange rate or the BCRA reserves.
Further depreciation of the peso against the U.S. dollar would likely result in a material adverse effect on our business because of our exposure to financial debt in U.S. dollars. In addition, future devaluations could result in higher inflation, reduce real wages and adversely affect the Government’s ability to honor its foreign debt obligations. The depreciation of the Peso can also negatively impact businesses whose success is dependent on domestic market demand and adversely affect the Government’s ability to honor its foreign debt obligations.
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
Argentina is ranked 104 out of 182 in Transparency International’s 2025 Corruption Perceptions Index. The lack of a solid and transparent institutional framework for contracts with the Government and its agencies and accusations of corruption have affected and could affect negatively to Argentina.
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
Argentina has historically been characterized by a high degree of government intervention in the economy. Public utility and infrastructure companies in particular, have operated within complex, highly regulated and frequently changed frameworks. As a result, our business and operations have been, are and may continue to be affected by the Government through new or amended laws and regulations.
Historically, governmental intervention in Argentina has included nationalizations and expropriations, the imposition of price and exchange controls, restrictions on imports and exports, limitations on dividend payments, tax increases, retroactive tax claims, changes in the interpretation or application of tax laws, renegotiation or revocation of licenses, cancellation or modification of contractual rights, and delays or denials of governmental approvals.
Among other examples, in 2008, the Government absorbed and replaced the former private pension system with a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad or “FGS”) to be managed by the ANSES. ANSES is entitled to designate government representatives to the boards of directors of these companies. The nationalization of Argentina’s pension and retirement system was a significant change in the Government’s approach to the main public companies. FGS currently holds 25.33% of our outstanding capital stock and has two representatives on our Board of Directors. Law No. 27,574 regulates the role of the FGS’ representatives in companies in which it has a stake, providing that the FGS will dictate the necessary rules in order to regulate their appointment, function, responsibility, performance and remuneration. Law No. 27,574 has been regulated by Decree No. 1041/2020 and ANSES Resolution No. 57/2021. For additional information regarding rules and regulations that govern our relationship with FGS, see “Item 7. Major Shareholders and Related Party Transactions.”

More recently, the current administration has pursued a broad deregulation agenda aimed at reducing state intervention, liberalizing trade and prices, and restoring market‑based incentives. These policies include a gradual elimination of price controls, substantial reduction of energy and transportation subsidies, and a process of tariff recomposition in the gas and electricity sectors. Between 2024 and 2025, utility tariffs were significantly adjusted to reflect costs more accurately, undoing years of price freezes and subsidies.
In line with these reforms, in July 2025 the Government restructured the regulatory framework of the energy sector by dissolving ENARGAS and the Ente Nacional Regulador de la Electricidad (“ENRE”) and creating a single unified regulator with broad supervisory and sanctioning powers, pursuant to decrees issued under the authority granted by Law No. 27,742. This reform aims to simplify regulation and promote competition and underscores the Government’s capacty to alter regulatory structures through executive action.
Despite the current orientation toward deregulation, Argentina’s economic and regulatory framework remains subject to significant uncertainty. The Government has broad discretionary powers, many of which are exercised through emergency legislation and delegated authority. Future political, social and/or economic developments could result in renewed government intervention, the reintroduction of controls, changes to tariff regimes, modifications to concession frameworks or other measures that could adversely affect our business.
As of the date of this Annual Report, we cannot predict the results or impact of measures on the hydrocarbons development in Argentina. We are also unable to predict whether the Government will take any additional measures that may negatively affect Argentina’s hydrocarbons market.
Argentina is an emerging market economy that is highly sensitive to local political developments that have had an adverse impact on the level of investment in Argentina and the access of Argentine companies to international capital markets. Future developments may adversely affect Argentina’s economy and, in turn, our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.
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
Argentina’s economy may be adversely affected by economic developments in other markets, which could have a material adverse effect on Argentina’s economic growth.
Argentina’s economy is vulnerable to external shocks that may be caused by adverse developments affecting its principal trading partners and emerging markets. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, the United States and China) could have a material adverse impact on Argentina’s trade balance and, therefore, adversely affect Argentina’s economic growth. Economic slowdowns have led to declines in Argentine exports in the last few years. Specifically, fluctuations in the price of the commodities sold by Argentina and a significant revaluation of the peso against the U.S. dollar could harm Argentina’s competitiveness and affect its exports.

The economy in Brazil, one of the main import and export markets for Argentina, has experienced rising negative pressure because of political uncertainty, putting pressure on the products that Argentina exports to Brazil and its competitiveness. Argentine foreign trade is highly dependent on the Brazilian economy. Consequently, a poor performance of Brazil’s economy could lead to a deterioration of Argentina’s trade balance. Brazil is scheduled to hold presidential elections in October 2026. Additional Brazilian political and economic crises could negatively affect the Argentine economy.
Financial and securities markets in Argentina are also influenced by economic and market conditions in other markets worldwide. The monetary policy of the United States has significant effects on capital inflows and asset price movements in emerging market economies. Increases in U.S. interest rates may result in the appreciation of the U.S. dollar and decreases in prices for raw materials, which can adversely affect commodity-dependent emerging economies.
Additionally, a slowing of China’s GDP growth has led to a reduction in exports to China, which in turn has caused oversupply and price declines in certain commodities. Decreases in exports have a material adverse effect on Argentina’s public finances due to a loss of taxes on exports, causing an imbalance in Argentina’s exchange market.
Since 2023, the world has faced a range of macro challenges including the war in Ukraine, military conflicts in the Middle East, inflationary pressures and risk of global recession. The U.S. Federal Reserve increasing its target reference rate to relieve inflationary pressure has had a negative impact in the cost of credit for emerging markets.
Also, important banking entities suffered liquidity problems, giving rise to uncertainty in the global economy. This initially materialized in the United States with the collapse of Silicon Valley Bank, which the U.S. government decided not to rescue. This instability had its contagion in Europe when the shares of Credit Suisse plummeted by up to 30% and the Swiss National Bank was affected. Deutsche Bank then suffered a massive sell-off of its shares, which led to further concern at the European Central Bank.
On January 2025, President Donald Trump took office. Actions taken by the new administration in its first few months have raised doubts regarding international trade, including the possibility of renegotiation of trade agreements, implementing a stricter tariff policy and the escalation of protectionist trade policies. Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits. While certain energy products have been exempted, the effect on global economic growth and trade of these measures remains uncertain, and could disrupt global trade flows, and increase operational costs for companies reliant on international supply chains. While President Trump has further announced a moratorium on the application of certain tariffs, the tariffs are still expected to come into effect after the extension period elapses. We cannot assure that the implementation of the tariff policy as currently enacted or any changes to such tariff policy pursued by the United States’ current administration will not have an adverse effect on the global economy and in our financial condition and results of operations.
We are subject to import regulations, supply chain dependencies, and cross-border energy trade policies that could be affected by the U.S. government actions. Any tariff increases, trade restrictions, or enforcement measures targeting the energy sector could increase costs, limit access to critical infrastructure and materials, and disrupt operational continuity.

On October 20, 2025, the U.S. Department of the Treasury agreed with the BCRA on a foreign exchange swap line for up to US$20 billion aimed at strengthening the Argentina’s international reserves position and contributing to macroeconomic stability. The U.S. Treasury also intervened directly in the local Foreign Exchange Market through the purchase of pesos, as part of a strategic support for Argentina’s economic policy.
On February 5, 2026, the Office of the United States Trade Representative published agreement between the U.S. and Argentina to ease restrictions on each other’s goods. The agreement would need to go through the Argentine Congress.
Also, President Trump announced measures related to defense and energy emergency, particularly the increase in oil production, which could have an impact on the price.
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
In addition, the foreign shareholders of several Argentine companies (including us), together with public utilities and certain bondholders that did not participate in the exchange offers described above, filed claims with the International Center for Settlement of Investment Disputes, alleging that the emergency measures adopted by the Government in 2002 did not meet the just and equal treatment requirements of several bilateral investment treaties to which Argentina is a party. Several of these claims have been resolved against Argentina. Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law (UNCITRAL) and under the rules of the International Chamber of Commerce. Several awards have been issued against Argentina and several cases are still ongoing.
Moreover, difficulties in accessing Argentina’s international credit may have an impact on our company as the Argentine government postponed the maturity dates of its bonds and cut interest rates.
Also, ongoing situations, such as the claims before the International Center for Settlement of Investment Disputes, and the economic policy measures adopted by the Government, or any future default of Argentina regarding its financial obligations may harm Argentine companies’ ability to obtain financing. Financial conditions of such access could be disadvantageous to Argentine companies and, therefore, may adversely affect our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.
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

Besides, in March 2020, after a failure to reach an agreement between the members of the OPEC and Russia to stabilize the oil market, Saudi Arabia decided to increase its oil production. This decision has triggered the most important decline in the oil price since 1991, of around 30%, which added to the fragile macroeconomic situation in Argentina, generating uncertainty regarding the production and development of natural gas in the country, especially in the Vaca Muerta area. In December 2020, OPEC and its oil-producing allies agreed to increase production by 500,000 barrels per day beginning in January. The group exerts considerable influence over world energy markets. Uncertainty about oil prices and other commodities remain and there can be no assurances about any measures that the Government may take in response to key macroeconomic variables, particularly on the energy sector.
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
Argentina’s long-term debt denominated in foreign currency, as of the date of this Annual Report, is rated “Caa3 (stable)” by Moody’s, ” “CCC+” by S&P, and “CCC+” by Fitch.
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

Argentine corporations may be restricted from making payments in foreign currencies or from importing certain products
There are certain restrictions in Argentina that affect the corporations’ ability to access the Official Free Exchange Market (Mercado Libre de Cambios) (“MLC”) to acquire foreign currency to transfer funds to other countries, service debt, make payments outside Argentina and other operations, requiring, in some cases, prior approval by the Central Bank. These restrictions may affect our operations and our expansions projects, as they require the import of services and goods for which payment may be restricted. The Government may impose or create further restrictions on the access to the MLC. In such case, the ability of Argentine corporations to make payments outside Argentina and to comply with their obligations and duties may be affected.
In addition, as a result of the deepening of exchange controls, the difference between the official exchange rate, which is currently utilized for both commercial and financial operations, and other informal exchange rates that arose implicitly as a result of certain operations commonly carried out in the capital market. The Government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding foreign currency denominated liabilities. We cannot predict how such current restrictions may evolve after this Annual Report, mainly regarding limitations to transfer funds outside Argentina.
The Government may impose further exchange controls or restrictions to capital transfers and modify and adopt other policies that may limit or restrict our ability to access international capital markets, to make payments of principal and interest and other additional amounts outside the country (including payments relating to our notes), to import certain products or goods that we use as inputs, or affect in other ways our business and our operational results, or cause the market value of our ADSs and our common shares to decline. Exchange controls in an economic environment in which the access to local capital markets is restricted may cause an adverse effect in our activities, mainly in our ability to make payments of principal and/or interest of our notes in foreign currency.
The conflict between Russia and Ukraine and between Israel and Iran could adversely affect the global economy, the Argentine economy and our operational results and financial condition.
On February 24, 2022, the President of the Russian Federation, Vladimir Putin, announced a military operation in the eastern Donbas region of Ukraine and began a full-scale invasion of the country.
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

Actual and threatened responses to Russia’s invasion, as well as a rapid peaceful resolution to the conflict, may also impact the markets for certain commodities, such as electricity, oil and natural gas, and may have collateral impacts, including increased volatility, and cause disruptions to the availability of certain commodities, commodity and futures prices and the supply chain globally. Rising wheat prices raised tensions in countries like Egypt, which rely heavily on wheat exports from Russia and Ukraine, and sparked fears of social unrest. On the other hand, Russia is the second largest oil exporter in the world and the largest producer of natural gas, causing the world oil prices jumped over US$110 per barrel in 2022, and the cost of natural gas reached a new record high in Europe. In this sense, in Argentina, the natural gas supply for this next winter may be affected, with negative effects on the energy generation, especially for industries. The shortage on natural gas may adversely affect our pipeline system and operations.
More recently, geopolitical tensions in the Middle East have intensified following military actions involving Iran and Israel, as well as retaliatory measures and heightened involvement by the United States. In this context, Argentina has taken diplomatic and regulatory positions aligned with certain international partners, including the designation of specific Iranian entities as terrorist organizations. The evolution of these conflicts remains highly uncertain.
On January 17, 2026, President Javier Milei signed a decree officially designating the Quds Force —the external operations arm of Iran’s Islamic Revolutionary Guard Corps— as a terrorist organization. This measure brings Argentina’s policy into closer alignment with that of the United States, which has previously classified the Quds Force as a terrorist entity. As of the date of this Annual Report, we cannot predict the final outcome or consequences that may arise from this conflict, and the direct or indirect effects that this conflict may have on Argentina and particularly on our business.
The continuation or escalation of these geopolitical conflicts may lead to renewed volatility in global energy markets, affect the availability and pricing of oil, natural gas and liquefied natural gas (“LNG”), and generate indirect effects on Argentina’s balance of payments, foreign exchange reserves, inflation levels and economic growth. Any material deterioration in the global or domestic macroeconomic environment, increased energy price volatility, constraints on energy supply or disruptions in international markets could adversely impact demand for energy, regulatory conditions, the operation of our pipeline system and our financial performance.
As of the date of this Annual Report, we cannot predict the ultimate outcome of these geopolitical events or the extent of their direct or indirect effects on Argentina or on our business.
We continue operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability.
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
As of the date of this Annual Report, our controlling shareholder is CIESA, which holds 53.83% of our common stock. FGS holds 25.33% of our common stock. Local and foreign investors hold the remaining ownership of our common stock. CIESA is under co-control of Pampa Energía S.A. (“Pampa Energía”), which holds 50% of CIESA’s common stock, and Grupo Inversor Petroquímica S.L. (member of GIP Group, controlled by the Sielecki family; “GIP”), and PCT L.L.C. (“PCT”), which directly and indirectly through PEPCA S.A. (“PEPCA”) holds a 50% of the common stock of CIESA.
We cannot assure you that the interests of our principal shareholders will not diverge from the interests of our other investors. See “Item 7.  Major Shareholders and Related Party Transactions.”

Sales of a substantial number of shares could decrease the market prices of our shares and the ADRs.
CIESA holds 53.83% of our Class A shares. Pursuant to the Pliego de Bases y Condiciones para la Privatización de Gas del Estado S.E. (the “Pliego”), CIESA may not reduce its shareholding below 51% of our share capital without the competent authorities’ approval. The market prices of our common shares and ADRs could decline as a result of sales by our existing shareholders, such as the ANSES, or of any other significant shareholder of common shares or ADRs in the market, or the perception that these sales could occur.
Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.
Our corporate affairs are governed by our Bylaws, the General Companies Act No. 19,550 (“General Companies Act”) and Law No. 26,831, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in other jurisdictions outside Argentina. In addition, rules governing the Argentine securities markets are different and may be subject to different enforcement in Argentina than in other jurisdictions.
As a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers.
We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. Under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Exchange Act.
For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we have relied, and intend to keep relying, on exemptions from certain U.S. rules which permit us to follow Argentine legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants. As a result of the above, even though we are required to file reports on Form 6-K disclosing the information which we have made or are required to make public pursuant to Argentine law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company
We are also exempt from many of the corporate governance requirements of the NYSE.
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
In addition, under the General Companies Act, foreign companies that own shares in an Argentine corporation are required to register with the Superintendency of Corporations (Inspección General de Justicia) (“IGJ”) in order to exercise certain shareholder rights. Voting rights in a Shareholder meeting can be exercised through duly instituted agents, as is regulated by Law No. 26,831. If you own our Class B Shares directly (rather than in the form of ADSs) and you are a non-Argentine company and you fail to register with the IGJ, your ability to exercise your rights as a holder of our Class B Shares may be limited.
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
We are currently the largest transporter of natural gas in Argentina and operate the most extensive pipeline system in Latin America in terms of length, delivering approximately, as of December 31, 2025, more than 60% of the total natural gas transported in Argentina, through 5,746 miles of pipeline, of which we operate 4,768 miles on an exclusive basis pursuant to the License. Our transportation system connects the Neuquén, San Jorge and Austral basins, the major natural gas fields located in the south and west of Argentina, to the greater Buenos Aires area and the major consumption centers of southern Argentina. During the fiscal year 2025, approximately 81% of our revenues of this business segment corresponds to firm natural gas transportation services under firm long-term natural gas transportation contracts. Natural gas transportation customers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our Natural Gas Transportation business is regulated by ENARGAS, and revenues from this business segment represented 41%, 36% and 22% of our total revenues for the years ended December 31, 2025, 2024 and 2023, respectively.
We conduct our Natural Gas Transportation business pursuant to the License granted under the Natural Gas Law No. 24,076 (“Natural Gas Law”). Pursuant to the terms of the License, its original term was scheduled to expire on December 28, 2027 and, subject to compliance with certain technical and regulatory conditions, could be extended by the Executive Branch. In addition, the Foundations Law, expanded the extension regime allowing extensions to be granted for an additional period of up to 20 years.
In accordance with Section 6 of the Natural Gas Law, on September 8, 2023 we submitted a formal request to ENARGAS to initiate the procedures for the extension of our License. On June 13, 2024, ENARGAS issued its technical report concluding that we had broadly complied with our obligations under the License, the Natural Gas Law and applicable regulations. Following the non-binding public hearing held on October 21, 2024, ENARGAS completed its review process and submitted its recommendation to the Executive Branch.
On July 24, 2025, the Executive Branch ratified the Memorandum of Agreement entered into between us and the Ministry of Economy on July 11, 2025, pursuant to which the term of our License was formally extended for an additional period of 20 years, commencing on December 28, 2027. As a result, our License will remain in effect through December 28, 2047, subject to continued compliance with applicable legal, regulatory and contractual obligations. See “—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Tariff situation—Certain Restrictions with Respect to Essential Assets.”

The License gives us the exclusive right to operate the existing southern Argentine natural gas transportation pipeline system. Our natural gas transportation system connects major natural gas fields in southern and western regions of Argentina, with both distributors and large consumers of natural gas in those regions as well as in the greater Buenos Aires area, the principal population center in Argentina.
The map below illustrates the natural gas pipeline system in Argentina as of December 31, 2025:

For additional information regarding our property, plant and equipment, see “—D. Property, Plant and Equipment” below.
We are also one of the largest processors of natural gas and one of the largest marketers of Liquids in Argentina. We operate the Cerri Complex and the associated logistics and storage facilities of Puerto Galván located in Bahía Blanca in the Province of Buenos Aires where Liquids are separated from the natural gas transported through our pipeline system and stored for delivery. Due to its strategic location within the Argentine natural gas transportation system, our Cerri Complex can process gas proceeding from the Neuquén, San Jorge and Austral basins. This provides the plant with great versatility in terms of natural gas availability, and the possibility to select the gas that is processed according to its quality (liquid contents). Revenues from our Liquids Production and Commercialization business represented 38%, 46% and 59% of our total revenues during the years ended December 31, 2025, 2024 and 2023, respectively.
We also provide midstream integral solutions related to natural gas production, from the wellhead up to the transportation systems. In addition, through our subsidiary Telcosur, we provide telecommunications services. Aggregate net revenues from our midstream and telecommunications business segment represented 21%, 18% and 20% of our total revenues during the years ended December 31, 2025, 2024 and 2023, respectively.

Within the framework of the agreements signed with the former Secretariat of Energy, Mining and Hydrocarbons of the Province of Neuquén and Gas y Petróleo de Neuquén S.A. in April and November 2018, we timely completed the construction of a catchment and gathering pipeline and a natural gas conditioning plant in the Vaca Muerta field that will allow the gathering of non-conventional gas from the Neuquén Basin and its subsequent injection into the main gas pipeline systems, ensuring its supply to all of Argentina’s regions.
The Vaca Muerta system has two gathering pipes: the first has a length of 71 miles, a 36” diameter and a 35 MMm3/d transportation capacity (“Northern Section”) and the second has a 22 miles extension, a 30” diameter and 25 MMm3/d transportation capacity (“Southern Section”). The natural gas transported through this pipeline system is treated at a new conditioning plant that we built at Tratayén, Province of Neuquén with an initial capacity of 7.8 MMm3/d. This project consolidates our position as the first midstream services provider in the Vaca Muerta field and required an investment of approximately US$260 million in the aggregate. On April 29, 2019, the assembly and pressurization work on the connection of the Vaca Muerta pipeline to Neuba II Gas Pipeline were completed, which led to revenues from the month of May 2019. On August 22, 2019, the Secretary of Hydrocarbon Resources issued Resolution No. 491/2019, which declared this project as “critical” pursuant to Law No. 26,360. This allows us to obtain certain tax benefits from the investments in this project.
In March 2022, we executed an agreed minute with the Undersecretary of Energy, Mining and Hydrocarbons of the Province of Neuquén (Subsecretaría de Energía, Minería e Hidrocarburos de la Provincia del Neuquén) whereby the parties commit to granting us an extension of the transportation concession to build and operate the pipeline expanded North Tranche II, which will gather the off-spec natural gas production from several hydrocarbons fields located mainly in the Vaca Muerta formation. In August 2022, we began this work with an investment of approximately US$ 48 million, this 20 miles long work will extend from the Los Toldos I Sur area to El Trapial (Vaca Muerta Norte). The pipeline has been operational since the end of July 2023.
In November 2024 and February 2025, we commissioned additional investments that allow us to expand our natural gas conditioning capacity and increase our role in the Vaca Muerta development, including the installation of two conditioning turbine expanders provided by Propak Systems Ltd (each a “Propak Plant”) to be operated in gas conditioning mode until we are able to develop a natural gas processing project in the Tratayén Plant. The Propak Plants may be converted to allow processing of natural gas in the future, and they increased our conditioning capacity by 6.6 MMm3/day for each Propak Plant. With the addition of the Propak Plants, our total gas conditioning capacity increased up to 28MMm3/d since February 2025. The total estimated investment for this expansion was US$350 million.

Production
Midstream
- Collection
- Treatment
- Compression
Services
- Operation and Maintenance
- Integrity
- Engineering and Services
- Special Services
Telecommunications
- Connectivity: Internet & Data Services
- Value-Added Services (VAS)
Transportation
tgs
tgs
Liquids
(Propane, Butane, Ethane, and Natural Gasoline)
- Production
- Commercialization
Consumption
- Distribution
- Power Plants
- Industries
- CNG

For more information regarding our investments in Vaca Muerta area see “—B. Business Overview—Midstream—Midstream Services.”
Controlling shareholders
As of the date of this Annual Report, our controlling shareholder is CIESA, which holds 53.83% of our common stock. Other local and foreign investors hold the remaining shares of our common stock, including FGS, which holds 25.33% of our common stock. CIESA is under co-control of Pampa Energía which holds 50% of the common stock of CIESA, and GIP and PCT, which directly and indirectly through PEPCA hold 50% of the common stock of CIESA.
For additional information regarding CIESA’s current organizational structure, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
Capital expenditures
From January 1, 2023, through December 31, 2025, our aggregate capital expenditures, in Current Currency, amounted to Ps. 1,052,282 million. Such capital expenditures include Ps. 309,889 million related to natural gas transportation system, Ps. 46,945 million related to liquids production and commercialization activities and Ps. 695,448 million related to Midstream segment.
For the years 2025, 2024, and 2023, capital expenditures mostly include improvement to our natural gas transportation system and works performed for the enhancement of Tratayén Plant and maintenance works of our natural gas pipeline system. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects.”

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
Natural gas transportation revenues accounted for 41%, 36% and 22% of our total revenues in the years ended December 31, 2025, 2024 and 2023, respectively. In 2025, 74.2% of our average daily natural gas deliveries were made under long-term firm transportation contracts. See “—Customers and Marketing” below. Natural gas firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. Almost all of our natural gas firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. During 2025, the amount of revenues derived from natural gas firm transportation contracts was Ps. 567,936 million, representing 81% of the total revenues for the Natural Gas Transportation segment for such year. Substantially all of our remaining natural gas deliveries were made under natural gas interruptible transportation contracts entered into predominantly with four natural gas distribution companies, power plants and industrial customers. Interruptible contracts provide for the transportation of natural gas subject to available pipeline capacity. The Government has at times directed us to interrupt supply to certain customers and make deliveries to others without regard as to whether they have natural gas firm or interruptible contracts. See “—Regulatory Framework—Industry Structure” below for more information.
Expansions of the system. Since 2002, as a result of the pesification and freezing of natural gas public services tariffs, we lost the ability to invest in the expansion of our transportation system. Consequently, responsibility for system expansion was transferred to fiduciary structures organized by the Government and financed through tariff surcharges set at values higher than our frozen tariffs.
In February 2017, the Ministry of Mines and Energy called for a national public tender for the purchase of pipelines to extend the natural gas network in some areas of the Province of Santa Fé, the Patagonian Andes and the coast of the Province of Buenos Aires.
In this context, we entered into a joint venture (Unión Transitoria de Empresas under Argentine Law) (“UT”) with Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (“SACDE”), a related company, for the purpose of participating jointly in a  National Public Bid —Bid No. 452-0004-LPU17— titled “Assembly of Pipes for the Construction of the Project:  Expansion of the Natural Gas Transportation and Distribution System.” In this regard, the Ministry of Mines and Energy awarded to the UT the construction of the Regional II-Recreo/Rafaela/Sunchales Regional Gas Pipeline.

On July 9, 2021, the UT and ENARSA signed a restarting order and a restarting act of the works related to the Sunchales pipeline (the “Sunchales Work”), by means of which the work schedule was readjusted and ENARSA also assumed the commitment to manage and join efforts to guarantee the cash flow in order to avoid new impacts to the economic-financial structure of the contract of the Sunchales Work, which would give rise to new requests - on the part of the UT - for the recomposition of the economic-financial equation of the contract and of the execution schedule of the Sunchales Work.
On February 7, 2022, the Secretary of Energy issued Resolution No. 67/2022 creating the “Transport.Ar Producción Nacional” Gas Pipeline System Program (“Transport.Ar Program”) and declaring the construction of the GPM and complementary works as of public interest. The total investment would be roughly US$3.4 billion, of which 75% were expected to be allocated to the construction of the pipeline.
By means of Decree No. 76/2022 dated February 11, 2022, the concession of this gas pipeline was granted to ENARSA for a term of 35 years and the trust FONDESGAS (Fondo de Desarrollo Gasífero Argentino) was created, with Integración Energética Argentina S.A. (“IEASA”) as trustee and beneficiary, and Banco de Inversión y Comercio Exterior S.A. (a public bank) as trustee. ENARSA can designate a third-party to build, operate and maintain the facility.
The Transport.Ar Program also included the construction of a gas pipeline between the towns of Mercedes and Cardales, the expansion of the final sections of the gas pipeline in the metropolitan area of Buenos Aires, the reversal of the northern gas pipeline, and the expansion of various sections of the Centro-Oeste gas pipeline, both operated by TGN.
On July 24, 2023, ENARSA completed the expansion works of the NEUBA II Gas Pipeline included in the Transport.Ar Program, adding an incremental transportation capacity of 7 million cubic meters per day to the Buenos Aires Metropolitan Area. By the end of August 2023, the first stage of the GPM, corresponding to the Tratayén–Salliqueló section, was authorized for operation. The complementary Mercedes–Cardales gas pipeline was authorized in the last week of November 2023, and the 29-kilometer expansion of the final sections of our system was enabled by late August 2023.
In October 2024, the installation of compressor plants was commissioned allowing the increase of the transportation capacity from its initial capacity of 11 MMm3/d to 21 MMm3/d.
We are the technical operator of GPM, including its two compressor plants, after ENARSA awarded us the operation and maintenance through a private tender on June 5, 2023, for a period of 5 years, extendable for up to 12 months. We also serve as the technical operator of the Gasoducto Mercedes Cardales tranche, based on an agreement with a term of 5 years.
In June 2024, we submitted to the Government a private initiative proposal related to the GPM, together with a commitment to make investments in the regulated natural gas transportation system.
The primary objective of the GPM expansion project is to generate significant foreign currency savings for Argentina by replacing imports of diesel and liquefied natural gas with natural gas produced in Vaca Muerta, particularly during the winter season, while ensuring domestic supply.

This project was declared of national public interest and authorized for bidding by ENARSA. On May 22, 2025, ENARSA launched National and International Public Tender GPM No. 01/2025, which was awarded to us and approved by the Secretariat of Energy on October 17, 2025.
The project comprises: (i) the expansion of the GPM transportation capacity by 14 MMm³/d for which Transportadora de Gas del Sur S.A.–Dedicated Branch 1 was created in December 2024 to frame this project within the RIGI. The resulting transportation capacity expansion, as specified by Decree No. 54/2025, will be included within the framework of the GPM transportation concession granted to ENARSA, which, according to the Decree No. 76/2022, was made as provided in the Hydrocarbons Law No. 17,319. The estimated investment for this phase is approximately US$560 million.
We committed to make complementary investments in the regulated natural gas transportation system that we operate, including the construction of approximately 20 kilometers of pipeline loops and the installation of approximately 15,000 HP of compression capacity on the NEUBA II pipeline, together with other related works and tests aimed at increasing the maximum operating pressure. These investments, with an estimated cost of approximately US$220 million, are expected to increase transportation capacity in the final sections of the system by approximately 12 MMm3/d.

Tío Pujio
Santa Fe
Córdoba
Entre Ríos
La Carlota
San Luis
Cardales
Mendoza
Mercedes
20 km Loop
36"
+15,000 HP
PC Ordoqui
Buenos Aires
La Pampa
PC Salliqueló
+30,000 HP
NEW
PC Doblas
+30,000 HP
NEW
PC Chacharramendi
+15,000 HP
PC Tratatayén
+15,000 HP
NEW
PC Casa de Piedra
Neuquén
Río Negro
Chubut

Private initiative submitted by tgs and awarded by Enarsa:
Expansion of GPM Pipeline

560 MM'u$s
Investment

14 MMm³/day
Additional volume

3 New
Compressor plants

90,000 HP
Of additional capacity

Complementary works executed by tgs:
On the current concessioned transportation system

220 MM'u$s
Investment

20 km Loop
36" natural gas pipeline

15,000 HP
Of additional capacity

The works are scheduled to be completed by April 30, 2027. The request for adherence to the RIGI was submitted on October 26, 2025.
In connection with this expansion, during March 2026, the Company carried out the Public Tender No. 1/2026 to award incremental transportation capacity associated with these works. In such process, the Company received requests exceeding 32 MMm³/d, reflecting demand almost three times higher than the capacity initially offered in this first stage. The requests received were awarded on April 15, 2026, for an aggregate volume of 5.4 MMm³/d, following the completion of the procedures and time periods required under the public tender. The remaining capacity is expected to be offered and awarded in subsequent stages during the coming months.

Customers and Marketing
Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. As of December 31, 2025, our service area contains 5.8 million end users, including 4.1 million customers in the greater Buenos Aires area. Direct service to residential, commercial, industrial and electric power generation end users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: Metrogas S.A., Naturgy Argentina S.A., Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. These natural gas distribution companies serve, in the aggregate, 66% of the natural gas distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.
The table below contains certain information for the year ended December 31, 2025, as it relates to the distribution companies that are connected to our pipeline system:
Company	Annual deliveries (MMm3)	Volume of market served (in %)	No. of end users (in millions)	Deliveries received from us (in %)
Metrogas (1)	5.9	21	2.4	85
Camuzzi Pampeana (1)	5.1	18	1.1	87
Camuzzi Sur	4.6	16	0.6	100
Naturgy Argentina (1)	3.3	11	1.7	67
		66	5.8

(1)	Also connected to the TGN system.
Source: ENARGAS
The firm average contracted capacity for our four largest distribution customers, Pampa Energía and for all other customers, as a group, as of December 31, 2025, 2024 and 2023, together with the corresponding net revenues derived from natural gas firm transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:
	For the years ended December 31,
	2025		2024		2023
	Average firm contracted capacity (MM3/d)	Total net revenues (millions of pesos)	Average firm contracted capacity (MM3/d)	Total net revenues (millions of pesos)	Average firm contracted capacity (MM3/d)	Total net revenues (millions of pesos)
Metrogas	16.7	174,486	16.7	149,465	16.7	69,664
Camuzzi Pampeana	15.6	128,717	15.6	110,945	15.5	51,765
Naturgy Argentina …	11.8	105,363	11.8	90,477	11.8	42,147
Camuzzi Sur	12.1	37,786	10.8	26,910	10.8	12,855
Pampa Energía	3.6	29,318	3.7	22,477	3.2	9,914
Others	29.4	229,454	24.9	180,022	25.1	97,406
Total	89.2	705,124	83.5	580,296	83.1	283,751

We play a leading role in the natural gas industry in Argentina and satisfy 80 direct customers and 5.8 million indirect customers for the year ended December 31, 2025.
As of December 31, 2025, the total contracted firm or “take or pay” capacity by costumers was 89.4 MMm3/d with a weighted average life of approximately 11 years.

Pipeline Operations
Pipeline Deliveries. The following table sets forth our average daily natural gas firm and interruptible transportation deliveries for 2025, 2024 and 2023:
	For the year ended December 31,
	2025	2024	2023
Firm:	Average daily deliveries (MMm3/d)	Average daily deliveries (MMm3/d)	Average daily deliveries (MMm3/d)
Metrogas	11.5	11.4	10.9
Camuzzi Pampeana	9.8	9.6	10.5
Camuzzi Sur	8.1	7.3	7.4
Naturgy Argentina	6.5	7.1	6.5
Others	19.1	15.6	14.5
Subtotal firm	55.1	50.9	49.8
Subtotal interruptible	19.1	18.8	17.0
Total	74.2	69.5	66.8
Average annual load factor (1)	83%	83%	80%
Average winter heating season load factor (1)	86%	84%	90%

(1)	Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage.

During 2025, the daily average natural gas injection to the pipeline system operated by us amounted to 86.4 MMm³/d. Such volume includes contributions from the Austral, San Jorge Gulf and Neuquén basins and from GPM at its access to the regulated transportation system in Salliqueló. Transportation through the GPM was of an average 16.1 MMm³/d, representing a 39% increase compared to 2024.
In 2025, the contribution of the Neuquén Basin was 0.8% above the volume supplied the previous year, mainly due to higher gas transportation capacity from the Vaca Muerta field facilitated by the GPM pipeline.
As opposed to the previous year, the southern basins of Argentina increased their injection levels. Although the Chubut and Santa Cruz fields are going through their natural decline stage, the Austral basin recorded a significant increase, from an average of 15.8 MMm³/d to 20.7 MMm³/d, owing to the Fénix project. Consequently, such increase not only offset the fields’ natural decline but also boosted the total injection of the south, which went up by 2.7 MMm³/d.

The chart below shows the main operating data for the natural gas transportation segment.

Natural Gas Transportation System Improvements. In 2025, 2024 and 2023, we made capital expenditures aimed at enhancing of our natural gas transportation system’s safety and reliability. We operate our pipeline system and the pipeline constructed pursuant to the Gas Trust in accordance with Argentine natural gas transmission safety regulations, which are substantially similar to U.S. federal regulations. Based on the pipeline inspection reports we have received to date and the current operation of the pipeline system, we do not foresee any significant safety risks that could not be managed at a low level. In order to identify changes in the safety regulations that our pipeline system has to comply with, we conduct inspections for the purpose of detecting increases in the population density in the areas through which our pipeline system extends. Changes in population densities may require us to increase safety measures in certain sections of the system.
The “greater” Buenos Aires area comprises the City of Buenos Aires and its surrounding area. One end of our natural gas transportation system is located in the greater Buenos Aires area, where we transfer natural gas for further delivery to major natural gas distribution companies.
System Improvements. In 2025, 2024 and 2023, our pipeline system satisfactorily met the demands generated by the winter season and the requirements of ENARGAS. To that effect, we carried out several maintenances, prevention and inspection works.
During 2025, we carried out in-line inspections along 1,200 km of pipelines and direct integrity assessments, such as Close Interval Surveys (CIS) and Direct Current Voltage Gradient (DCVG) surveys, over 220 km, with the aim to identify and control threats to integrity, such as external corrosion, geometrical defects, construction anomalies and recoating failures, among others.
As for our recoating program, in the reported year we executed recoating replacements in 8.4 km of pipelines and we made progress in recoating works at three valve facilities along the San Martín pipeline in the province of Buenos Aires. These tasks seek to mitigate the risk of external corrosion and/or Stress Corrosion Cracking (SCC), besides surveying and correcting anomalies that might evolve and affect the service, thus extending the useful life of our facilities.

To strengthen integrity in high population density areas, we conducted filling works in reinforcement sleeves, reducing their exposure to damage. We additionally completed 785 km of inline inspection with EMAT technology to detect cracking.
Our assets integrity team carried out a campaign to assess 28 defects (external corrosion. geometric defects, anomalies in welding) and completed 35 repairs with reinforcement sleeves and 48 pipelines replacements, many of them in simultaneous interventions to minimize impact on the system. We also assessed the integrity of 31 bypasses in sections of the province of Buenos Aires.
Regarding cathodic protection, we reinforced reliability by means of the installation of a new unit, 13 current reinforcement lenses and the upgrading of 16 facilities that were technologically obsolete. We additionally reconditioned compressor plants, added three reinforcements and conducted specific surveys at three plants. At the Cerri Complex and Galván Plant, we installed seven reinforcements and renovated three facilities.
All the above mentioned works in this section are aimed at ensuring business continuity and our facilities’ integrity, underlining our commitment to safety and the care of people and the environment, all main cornerstones in rendering a reliable public service.
With the purpose of raising awareness among the community, we increased our facilities’ signaling and conducted virtual and presence-based damage prevention activities, including campaigns in the media and networks, radio broadcasting and meetings with municipalities and ground-breaking companies in the provinces of Buenos Aires, Neuquén and Rio Negro.
On the topic of the technological update of our systems, we completed the integration of the Belisle and Cervantes compressor plants to the operative center of the City of Buenos Aires, which have joined the Olavarría and Saturno plants in the pursuit of a sustained digital transformation process and the adaptation to a new remote assets maintenance and operations philosophy, based on data.
We started the adjustment of the control system dashboards of the 3 turbocompressors of the Gaviotas Compressor Plant. Additionally, in 2026 we will add to our tasks the development of the control system and the electricity generation system of the plant.
We have completed the upgrading and integration of the vibration monitoring systems of the Olavarría and Ordoqui plants to the Bentley Nevada centralized system. Pursuant our upgrading schedule, in 2026 we will continue with the Fortín Uno, Barker y Chelforó compressor plants.
In the field of operative safety, we have concluded the extended basic engineering for the control systems upgrading at the Chelforó, La Adela, Saturno and Fiat plants. Procurement of materials has already started at the Chelforó, La Adela, Saturno plants. This upgrading plan seeks to mitigate technological obsolescence of assets and guarantee the required reliability standards to pursue our strategy on transportation systems’ remote operation.
Pursuant our assets upgrading plan, we have prioritized the modernization of the auxiliary systems in order to strengthen the operative reliability of the plants. In 2025, we acquired new compressor units and dryers. This project phase included their provision for the compressor plants of San Antonio, Piedra Buena, Barker, Magallanes, San Julián, Fortín Uno, Chelforó, Dolavon and Bajo Gualicho. The main goal of this renovation is to ensure reliability and maintain air quality in accordance with operative standards. We are also updating control systems and fuel charts at Fortín Uno and Belisle compressor plants. In 2025, we completed the engineering stage and the partial procurement of materials. The physical intervention of units has been scheduled for 2026.

We upgraded the oil air coolers of one of the turbines belonging to the Solar Compressor Plant. This improvement seeks to ensure the availability and the adequate functioning of the unit during high-regime periods and extreme temperatures.
On the topic of environmental care, we finalized the assembling of biodigester systems at 11 compressor plants: San Antonio, Conesa, Magallanes, Moy Aike, Piedra Buena, San Julián, Río Seco, Bosque Petrificado, Pico Truncado, Garayalde and Dolavon. The biodigesters adjustment and installation plant is planned to be executed in 2026.
Within the framework of our Emissions Reduction Plan, after concluding the campaign to detect and quantify natural gas leakages emissions, we have moved forward to the ensuing mitigation stage. To comply with this plan, in 2025 we acquired 46 valves with technological improvements to replace assets and eliminate leakages, which were distributed at different facilities.
Works at Liquids Facilities
Pursuant to our corporate goals on safety, reliability and operative efficiency, in this year we executed key initiatives at the Cerri Complex, the Galván Plant and transversal areas. These actions consolidated our business sustainability and strengthened the competitiveness of our operations.
Cerri Complex
During 2025, we implemented significant improvements focused on strengthening the safety and integrity of critical assets. In the field of industrial safety, we upgraded the fire extinguishing system through the integral replacement of pipes and the addition of a new water curtain cooling system for the cryogenic plant ovens, improving contingencies protection standards. With respect to regulatory compliance, we adapted spheres 2 and 3 and McKee tanks to ensure their compliance with standards in force. Finally, to preserve the integral structure and extend the useful life of the units, we conducted interventions in the legs of the spheres.
Galván Plant
With the purpose of enhancing operations, we replaced two critical lines for refrigerated products that were under inspection due to their width and we implemented improvements to increase flexibility at MEGA-TGS transfers, boosting response capacity in the face of demand variations. With respect to compliance to standards, we adapted sphere 9 to meet regulatory standards.
Transversal Projects
With business sustainability and profitability in mind, we developed projects that maintain production stability throughout the whole year, including during high temperature periods. We also made progress in addressing obsolescence through the substitution of mass flow meters at the absorption plant, ensuring accuracy in the measurement and mitigating operative risks.

These actions underscore our commitment to industrial safety, operative excellence and the creation of sustainable value, ensuring processes reliability and market competitiveness.
Works at Vaca Muerta Facilities
During the year we finalized the installation and startup of the second conditioning module of the Propak Plant, which allowed us to significantly expand the plant capacity. This work constitutes a milestone in the consolidation of the Vaca Muerta system infrastructure, raising the total plant capacity to 28 MMm³/d.
To support Vaca Muerta’s system sustained growth, we conducted expansion works at the inflow facility. We also completed the installation of a third module of condensate stabilizers, which strengthens the plant capacity to process higher volumes and ensures the quality enhancement of the final product.
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
Our Board of Directors, at its meeting held on September 17, 2019, approved a proposal for Pampa Energía, as technical operator of the SATFO, for a significant reduction in the compensation it receives under the SATFO. The general and special shareholders meeting held on October 17, 2019, ratified such proposal. The Audit Committee also expressed its favorable opinion to such proposal, as required by the Capital Markets Law No. 26,831 (“Capital Markets Law”), because Pampa Energía is our related party.
According to such amendment, we extended the term of the SATFO until December 27, 2024 (automatically renewable for three more years) and replaced the provisions relating to the calculation of the fee payable to Pampa Energía. Pursuant to the amended SATFO, the monthly fee payable to Pampa Energía shall be equal to the greater of: (i) US$0.5 million or (ii) the variable compensation that arises from applying to comprehensive income before results and income taxes for the year but after deducting also the above fixed amount) the following scheme:

From 12/28/2019 to 12/27/2020:	6.5%
From 12/28/2020 to 12/27/2021:	6.9%
From 12/28/2021 to 12/27/2022:	5.5%
From 12/28/2022 to 12/27/2023:	5.0%
From 12/28/2023 to 12/27/2024 and onwards:	4.5%.
For the year ended December 31, 2025, we recorded a charge of Ps. 32,931 million for services rendered by Pampa Energía pursuant to the amended SATFO.
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

The Natural Gas Law and the related decrees granted each privatized natural gas transportation company a license to operate the transferred assets, established a regulatory framework for the privatized industry based on open, non-discriminatory access, and created ENARGAS to regulate the transportation, distribution, marketing and storage of natural gas. The Natural Gas Law also provided for the regulation of wellhead gas prices in Argentina for an interim period. Prior to deregulation, the regulated price was set at US$0.97 per million British thermal units (MMBtu) at the wellhead, which had been the regulated price since 1991. Pursuant to Presidential Decree No. 2,731/93, gas prices at the wellhead were deregulated as of January 1, 1994, and, from that date until the year 2002, the average price of gas increased.
In spite of the devaluation of the peso in 2002, increases in wellhead natural gas prices were limited until 2004. From May 2004 until August 2005, wellhead gas prices increased in a range from 105% to 180% (depending on the gas basins) for power plants, industries and large businesses. These adjustments were complemented by lower increases in the price of natural gas for CNG vehicles.
In November 2020, the Argentine Government implemented the Plan Gas.Ar through Decree No. 892/2020, later extended until 2028 by Decree No. 730/2022. The Plan Gas.Ar was designed to encourage investment in natural gas exploration and production by establishing incentive prices and guaranteed demand through competitive bidding processes. Under this framework, natural gas producers entered into supply agreements with distributors, sub‑distributors and Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”), with prices referenced to the Point of Entry to the Transportation System (“PIST”).
Between 2020 and 2022, several bidding rounds were conducted under the Plan Gas.Ar, resulting in long‑term supply commitments primarily from the Neuquén Basin, which by 2021 accounted for approximately 60% of Argentina’s natural gas production. Subsequent bidding rounds extended existing commitments and incorporated incremental production projects in the Austral and Northwest basins, reinforcing supply during peak winter demand periods.
In parallel with production incentives, the Government addressed structural infrastructure constraints. In February 2022, the Secretariat of Energy created the “Transport.Ar Producción Nacional” program through Resolution No. 67/2022, declaring the construction of the GPM and its complementary works to be of national public interest. By Decree No. 76/2022, the transportation concession for the GPM was granted to IEASA for a term of 35 years, and the FONDESGAS trust was created to finance the project.
The first stage of the GPM, connecting Tratayén in the Neuquén Province with Salliqueló in the Buenos Aires Province, was authorized for operation in August 2023. Complementary works, including the Mercedes–Cardales pipeline and expansions of final sections of our system, were authorized between August and November 2023. In October 2024, additional compressor plants were commissioned, increasing the transportation capacity of the initial GPM section from 11 million cubic meters per day to 21 MMm3/d.

We currently act as the technical operator of the GPM, including its compressor facilities, pursuant to an operation and maintenance agreement awarded by ENARSA in June 2023. We also act as technical operator of the Mercedes–Cardales pipeline under a separate agreement.
The decline in natural gas imports from Bolivia prompted the Government to advance the reversal of the Northern Gas Pipeline, enabling the transportation of natural gas from Vaca Muerta to northern and northwestern regions of Argentina. As part of this initiative, in November 2024 the Government inaugurated the Tío Pujio–La Carlota pipeline, which interconnects the Central and Northern pipeline systems. Additional works, including compressor automation and pipeline looping, are expected to be completed during 2025.
In December 2023, Decree No. 55/2023 declared a state of emergency in the national energy sector and provided for the intervention of ENARGAS starting January 1, 2024. The tariff review process initiated under this framework was extended through July 9, 2026, by Decree No. 370/2025.
In June 2024, we submitted a private initiative proposal to the Ministry of Economy aimed at expanding natural gas transportation capacity by approximately 14 million cubic meters per day. The project was declared of national public interest and authorized for bidding. On May 22, 2025, ENARSA launched National and International Public Tender GPM No. 01/2025, which was awarded to us and approved by the Secretariat of Energy on October 17, 2025.
Natural Gas Demand. Natural gas consumption in Argentina has played a significant role in the energy industry in recent years, reaching more than 52% of total national energy consumption, which is greater than the comparable percentage for worldwide energy consumption.
In 2025, natural gas consumption reached 138 MMm3/d, above the volume recorded in 2024, which had been of 137 MMm³/day. This variation represents a 0.6 % year-on-year increase. Such growth was mainly attributable to a higher demand from thermal power plants–benefited from more natural gas availability for power stations- and to higher volumes for export. On the other hand, priority demand remained at levels similar to the previous year

The graphic below illustrates the breakdown of natural gas consumption in Argentina in 2025 and 2024 by type of consumer:

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
The most important agreement was signed with the Bolivian government in June 2006 and amended in May 2010 and July 2012. The agreement provides for the import of natural gas from Bolivia to Argentina to be managed by IEASA to deal with the decrease in domestic natural gas production and in an effort to maintain supplies at similar levels to the previous years. During 2022, the sixth addendum to the Bolivian import contract came into force, which modifies the price formula and, due to the decline in Bolivian fields, reduces supply volumes. The seventh addendum to the gas import contract between ENARSA and YPFB (Yacimientos Petrolíferos Fiscales Bolivianos) was signed on December 30, 2022, and includes a reduction in the volume of natural gas that will be received. In October 2023, this contract was modified and Bolivia ceased to supply Argentina with firm natural gas on July 31, 2024.
In the winter of 2025, average temperatures of 14.0 °C were recorded, slightly higher than the ones logged in the same period of 2024 (13.3 °C). This accounts for the fact that residential and SMEs demand maintained similar levels to the volumes corresponding to the previous year. The 2025 winter was the first complete period that could rely on Perito Moreno pipeline full transportation capacity, reaching 21 MMm³/d, which meant higher local natural gas availability. Therefore, exports were maintained even in winter months, mainly to Chile through the Gas Andes pipeline, as such dispatch did not affect supply to the domestic market, given the current design of the transportation infrastructure.

Thanks to the incentive scheme proposed by the Plan Gas.Ar and the increase in transportation capacity with the commissioning of the Tratayén—Salliqueló pipeline in 2023, production levels have increased, continuing this trend throughout 2025. This greater availability of local natural gas allows for sustained exports, mainly to Chile through the Gas Andes pipeline, even during the winter months, taking advantage of the fact that the shipment of these volumes would not restrict supply in the domestic market given the current design of the transportation infrastructure.
Regarding variations against 2024, which can be seen in the graph below, in May 2025 priority demand recorded a lower consumption than in 2024, with an average difference of 15.6 MMm³/d, followed by a significant upturn in June. Unlike the previous year, low temperatures were recorded as from the month of June, which generates a major gap in priority demand when comparing the months of May and June.
With regard to power plants, variations against the previous year are accounted mainly by the monthly average temperatures. Elevated consumption is observed in January and February when high temperatures channeled consumption to power plants and a marked decrease towards the last months of the year, compared to 2024.
Concerning exports, the greater gas availability recorded in the reported year, compared to 2024, was translated into a positive variation in exported volumes.
The following graph shows the monthly consumption in 2025 in MMm3/d for each of the demand sectors, compared to the total demand in 2024.

MMm3/d
180
160
140
120
100
80
60
40
20
0
01/2025
02/2025
03/2025
04/2025
05/2025
06/2025
07/2025
08/2025
09/2025
10/2025
11/2025
12/2025
132.3
139.4
123.8
127.9
142.9
170.2
167.9
162.2
133.2
116.4
115.0
125.3
57.4
60.5
46.5
37.6
37.7
36.0
37.0
40.0
31.6
29.1
34.6
51.1
9.9
10.1
10.3
10.9
11.0
11.4
11.3
11.1
11.0
11.0
10.9
10.2
8.4
9.3
9.8
8.1
6.8
6.5
6.5
6.9
4.1
7.1
7.9
6.4
3.9
5.3
5.3
5.3
5.3
5.3
5.4
5.4
5.3
5.4
5.4
5.4
4.5
4.1
3.1
3.2
3.6
4.5
3.8
3.6
3.5
3.1
2.7
3.2
34.3
34.9
30.4
31.0
33.8
33.8
31.2
34.0
33.1
34.2
33.4
34.0
13.9
15.2
18.3
31.8
44.7
72.6
72.7
61.2
44.6
26.5
20.0
15.1
Priority
Industries
Alternative Fuel
CNG
Exports
Off system (without power plants)
power plants2

Gas Supply. There are 24 known sedimentary basins in the country, 12 of which are located entirely onshore, six of which are combined onshore/offshore and eight of which are entirely offshore. Production is concentrated in five basins: Norwest in northern Argentina, Neuquén and Cuyo in central Argentina, and San Jorge Gulf and Austral in southern Argentina. In 2025, 70% of the natural gas transported by our system originated in the Neuquén Basin with the remainder coming primarily from the Austral basin and the re-gasifying LGN tanker located in Bahía Blanca. Our pipeline system is connected to the Neuquina, Austral and San Jorge Gulf basin. We are not connected to the Cuyo or Northwest basin.
The graph below shows the evolution of gross natural gas production by basin from 2015 to 2025 in MMm3/d:

Source: Secretary of Energy
In 2025, natural gas imports were maintained as a complementary resource to meet demand peaks and ensure supply to critical areas.
Pipeline imports from Bolivia went down by over 80% in a year-on-year basis, reaching marginal levels throughout the whole year. Supply was concentrated in winter peaks and in some cases under spot agreements implemented by private parties to supply Argentine North West power plants. Daily records ranged from 0.9 to 3.2 MMm³/day.
LNG imports at the Escobar terminal were carried out by ENARSA, which assigned 24 shipments for winter. The maximum daily volumes reached 16.6 MMm3/d in the month of June. The decrease compared to the previous year reflects greater supply from Vaca Muerta and the strategy to minimize import purchases.
The drop in imports (-14.8% in LNG and -81.3% in pipeline gas) can be explained by the increase in local production (Vaca Muerta), improvements in infrastructure and moderation in demand.
Total local gas injection in June 2025, highest peak in the year, reached 151 MMm3/d, compared to the 143 MMm3/d recorded in August 2024. Thus, the reported year injection showed an 8 MMm3/d increase with respect to the highest volume recorded in 2024, and a 18 MMm3/d increase with respect to the injection recorded in 2023.
In a breakdown analysis of natural gas operators, in 2025 Total Austral S.A. ranked as the main gas producer in Argentina with a share of 24% of the total national production, followed by YPF with 23%.

Source: Secretary of Energy
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
Thus, by the end of August 2023 the first stage of the GPM (Tratayén- Salliqueló section), which was executed by ENARSA, was enabled. Its complementary works, namely, the Mercedes - Cardales gas pipeline was enabled in the last week of November 2023 and the extension of 29 km over the final sections of our pipeline was already enabled by the end of August 2023. In October 2024, the installation of the compressor plants that raise the transport capacity of this first section to 21MMm3/d was completed.
The Vaca Muerta formation, located in the Neuquén Basin, is considered one of the most prominent shale plays globally, and is the world second-largest shale gas development after the U.S. Permian Basin. The development of the Vaca Muerta formation plays an important role in the Argentine economy, and therefore the national and provincial governments have introduced changes to the regulatory framework for exploration and production of unconventional hydrocarbons, in order to attract investments.
Since 2018, when we first set foot in Vaca Muerta, our strategy has focused on being a leading company in the provision of integrated services and a key player in the energy development of Argentina and the region. Our conditioning plant in Tratayén is a groundbreaking project that contributes to this energy growth.

Distribution of the Vaca Muerta Formation in the Basin and our infrastructure

Source: Internal information
Vaca Muerta is no longer at an early exploratory stage, but rather in a phase of large-scale development, although it remains less mature than major unconventional plays in the United States and Canada. In this regard, the Permian Basin continues to be a relevant geological and operational benchmark for Vaca Muerta, given similarities in reservoir characteristics, while differing substantially in terms of infrastructure scale, capital availability and market access.
In recent years, Vaca Muerta has shown sustained growth in activity and production, reaching record levels of drilling and completion operations and consolidating its role as the main source of natural gas and crude oil production in Argentina
According to data from official sources and international energy agencies, the Neuquén Basin—driven primarily by Vaca Muerta—currently accounts for more than 70% of Argentina’s natural gas production and a significant share of its oil output.
Despite this progress, the pace and scale of future development in Vaca Muerta will continue to depend on the expansion of transportation infrastructure, access to domestic and export markets, and the stability of the regulatory and macroeconomic framework. Based on recent projections by international energy agencies, including the International Energy Agency and the U.S. Energy Information Administration, Argentina’s technically recoverable shale gas resources rank among the largest globally. Production from the Neuquén Basin could reach levels in the order of 140–150 million cubic meters per day toward the end of this decade, with higher production levels dependent on the timely expansion of transportation infrastructure and export facilities, as well as on regulatory and macroeconomic stability.
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
During 2025, natural gas production in the Neuquén Basin increased by 0.8% with respect to 2024, while natural gas production in the remaining Basins declined.

During 2025, natural gas production in Vaca Muerta consolidated its role as the main source of gas supply in Argentina. According to official data published by the Argentine Secretariat of Energy and international energy agencies, production from the Neuquén Basin—driven primarily by Vaca Muerta—accounted for more than 60% of Argentina’s total natural gas output during the year, with national production reaching record levels during peak winter months. Average national gas production exceeded 120 MMm3/d toward the end of 2025, while maximum daily production surpassed historical records during the winter season.
The growth in gas production was supported both by continued development of shale gas resources and by a significant increase in associated gas volumes linked to the expansion of shale oil production in Vaca Muerta. International energy agencies have highlighted that Vaca Muerta currently explains more than 70% of Argentina’s natural gas production and has been instrumental in offsetting the natural decline of conventional gas fields.
The most significant operators in Vaca Muerta’s natural gas segment include YPF, Tecpetrol S.A., TotalEnergies and Pan American Energy. Fortín de Piedra, operated by Tecpetrol, remained the largest unconventional gas field in Argentina during 2025 and continued to play a central role in meeting domestic demand, particularly during periods of peak seasonal consumption.
The TGN system also accesses the Neuquén Basin. Of the transported natural gas coming from the Neuquén Basin, approximately 65% was transported by us and approximately 35% by TGN for the year ended December 31, 2025.
Undoubtedly, the biggest challenge in this Basin, given the potential of Vaca Muerta, is to develop the appropriate infrastructure for the transportation of natural gas. In this sense, in 2018 we have carried forward the construction of the Vaca Muerta Norte and Sur gas pipeline and the Tratayén conditioning plant with its subsequent expansions. In this sense, the beginning of the GPM works is particularly important. For additional information see “—The Argentine Natural Gas Industry” above.
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
In addition, ENAP Sipetrol Argentina S.A., YPF and IEASA signed an agreement to explore and develop offshore fields in the continental shelf of Argentina, and on September 5, 2019, Secretary of Hydrocarbon Resources issued Resolutions No. 524 and 525, which granted an eight-year exploration permit on off-shore areas to Shell Argentina S.A. and QP Oil and Gas S.A.U.

In 2022, Total Austral announced an investment of approximately US$700 million for the development of the offshore Fénix gas project, located off the coast of Tierra del Fuego. The project comprises the installation of a new offshore production platform and the construction of approximately 35 kilometers of subsea pipelines connecting the Fénix field to the existing Vega Pléyade platform, whose production has been in natural decline.
The Fénix project commenced production in September 2024 and reached its designed production capacity in early 2025, following the start‑up of its three horizontal wells. At plateau, the project produces approximately 10 million cubic meters of natural gas per day, representing around 8% of Argentina’s total natural gas production. The gas produced at Fénix is transported through the subsea pipeline system, treated at onshore facilities in Río Cullen and Cañadón Alfa, and injected into the national transportation system.
The development of the Fénix project has contributed to sustaining gas production levels in the Austral Basin and to reducing the need for liquefied natural gas imports during peak seasonal demand periods.
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
ENARGAS, which was established by the Natural Gas Law, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Law, the applicable regulations and the licenses of the privatized companies. Under the provisions of the Natural Gas Law, ENARGAS is required to be governed by a board of directors composed of five full-time directors appointed by the Executive Branch subject to confirmation by the Argentine Congress. However, from 2004 to 2007, ENARGAS was governed by three directors who were not confirmed by the Argentine Congress, and, since 2007 until January 2018, ENARGAS has been administered by an intervention inspector appointed by the Executive Branch. On January 31, 2018, the Executive Branch appointed a President for ENARGAS for a five-year term, thereby concluding the intervention period. However, the Solidarity Law established a new intervention of ENARGAS. Thus, from March 17, 2020 to December 31, 2023, ENARGAS underwent intervention. On December 16, 2023, Decree No. 55/2023 was issued, declaring a state of emergency in the national energy sector until December 31, 2024. Among other provisions, this decree intervenes in ENARGAS from January 1, 2024, and instructs the Ministry of Energy to issue the necessary rules and procedures for the establishment of market prices for the public service of natural gas transportation. Decrees No. 1023/2024 and No. 370/2025 extended the state of emergency until July 9, 2025 and July 9, 2026, respectively.
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
Since 2004, the Government adopted a series of measures to redistribute the effects of the crisis in the energy sector caused by the natural gas shortage. Most of the electrical power stations do not have firm gas supply agreements and have increasingly used imported natural gas or alternative fuels that are more expensive than natural gas produced in Argentina. For this reason, ENARGAS and the Federal Energy Bureau (currently, the Secretary of Hydrocarbon Resources) have issued a series of regulations aimed at averting a crisis in the internal system of natural gas supply.
The Executive Branch issued Decree No. 181/04, directing the Federal Energy Bureau to establish a system of priority pursuant to which power stations and natural gas distribution companies (for their residential clients) could receive natural gas in priority to other users, even those with firm transportation and firm gas supply contracts. On April 21, 2004, the former Ministry of Production and Federal Planning, Public Investment and Services issued Resolution No. 208/04 that ratified an agreement between the Federal Energy Bureau and natural gas producers to give effect to this new system.

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
Our License has been granted by the Executive Branch by Decree No. 2451/92 for an original period of 35 years, beginning on December 28, 1992. However, the Natural Gas Law provides that we may request ENARGAS to renew its License for an additional period of ten years. According to the Foundations Law, such 10-year period was extended to 20 years. ENARGAS must then evaluate the performance of tgs and raise a recommendation to the Executive Branch. At the end of the period of validity of the License, 35 or 45 years, as the case may be, the Natural Gas Law requires that a new tender be called for the granting of the license. As long as we have substantially complied with our obligations under the License, we have the option to match any offer made by a third party to the Executive Branch.

In September 2023, we submitted a request to ENARGAS for a 10-year extension of the natural gas transportation License, which is set to expire in December 2027. On June 13, 2024, ENARGAS issued a technical and legal report indicating that we have broadly fulfilled our obligations regarding the License (the “License Report”). Based on the License Report and after a non-binding public hearing as required by Section 6 of the Natural Gas Law, ENARGAS controller may submit a recommendation to the Executive Branch, which, in turn, may issue a decree granting an extension of the License. The License Report allows ENARGAS controller, after the non-binding public hearing, held on October 21, 2024, to issue its recommendation report to be submitted to the Executive Branch. On July 24, 2025, the Executive Branch ratified the Memorandum of Agreement for the extension of our License, which was entered into between us and the Ministry of Economy on July 11, 2025, and pursuant to which the term of our license was extended for an additional period of 20 years from December 28, 2027.
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

•	contract requirements, including the basis for the provision of service, e.g., “firm” or “interruptible;”

•	certain mandatory capital investments that must have been made within the first five years of the license term; and

•	applicable rates based on the type of transportation service and the area serviced.

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
No tariff increases have been received between May 1, 2019, and February 28, 2022. On February 1, 2022, ENARGAS provided us with a proposal for a Transitional Renegotiation Agreement (“2022 Transition Agreement”), which was approved by our Board of Directors on February 2, 2022, and by the different governmental agencies on February 18, 2022. Such agreement was ratified by the Executive Branch through Decree No. 91/2022, effective as of February 23, 2022, which provides a transitional tariff increase of 60% as of March 1, 2022 (“RTT 2022”).
On February 25, 2022, ENARGAS issued Resolution No. 60/2022, which established that the new tariff charts contemplating the RTT 2022 would come into effect on March 1, 2022.
On March 16, 2023, our Board of Directors approved the proposed addendum to the renegotiation transitory agreement ( “2023 Transition Agreement”) sent by ENARGAS. The 2023 Transition Agreement was ratified by the Executive Branch through Decree No. 250/2023 on April 29, 2023. Previously, on April 27, 2023, ENARGAS issued Resolution No. 186/2023, through which the new applicable tariff schedules were published.

In addition to transportation tariffs, we are entitled to collect a CAU, which applies to certain assets incorporated into the natural gas transportation system that were not financed by us. The CAU is intended to compensate for the operation and maintenance of such assets.
Since its inception in 2005, the CAU has been adjusted by ENARGAS on several occasions. Specifically, the CAU was increased by 73.2% effective May 1, 2015, and by 200.1% effective April 1, 2016. Subsequently, additional increases of 50.0% and 19.7% became effective on April 1, 2018 and October 1, 2018, respectively.
As part of the tariff adjustment processes applicable to natural gas transportation services, the CAU is subject to the same tariff adjustment mechanisms approved by the regulatory authority. Accordingly, the CAU receives the same tariff increases applicable to transportation tariffs, unless otherwise expressly provided in the relevant regulatory resolutions.
In 2025, we recognized revenues of Ps. 27,538 million related to the CAU. “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations.”
On March 13, 2026, the Secretariat of Energy issued Resolution No. 66/2026, pursuant to which it ordered a reconfiguration of the natural gas transportation system of Argentina with the purpose of adapting it to Argentina’s new production scheme, which is currently predominantly supplied by the Vaca Muerta formation.
These measures aim to optimize the use of the natural gas transportation system, ensure adequate supply and improve the system’s operational efficiency. In addition, Resolution No. 66/2026 instructs ENARGAS to adjust tariff schedules, service regulations and capacity allocation mechanisms, within the scope of its regulatory authority, while preserving as an essential condition that the required revenues determined under the five‑year tariff review remain unchanged.
In this context, through Resolution No. 346/2026, ENARGAS ordered the opening of a public consultation process regarding certain aspects contemplated in Resolution No. 66/2026. Among the matters subject to consultation were new percentages of retained gas consistent with the new transportation routes of distribution shippers and the recognition of the firm nature of certain ED services, among other aspects.
The public consultation period expired on April 7, 2026. Subsequently, on April 14, 2026, through Resolution No. 409/2026, ENARGAS declared the public consultation process concluded and instructed the licensed natural gas transportation companies to enter into new firm transportation agreements, in accordance with the guidelines set forth in Resolution No. 66/2026, providing that such agreements shall become effective as of May 1, 2026.
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

Between July 2003 and March 2018, the Company received a series of temporary tariff increases, all within the framework of the integral tariff renegotiation (Revisión Tarifaria Integral) (“RTI”) process initiated after the enactment of the Public Emergency Law.
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
Under the framework of the agreement signed in February 2016 (the “2016 Transitional Agreement”), on March 31, 2016, ENARGAS issued Resolution No. 3724, which approved revised tariffs as of April 1, 2016, including the CAU, for the Natural Gas Transportation business segment, providing for a 200.1% increase. Additionally, among other things, Resolution No. 3724 required us to not distribute dividends without the prior authorization of ENARGAS after reviewing our compliance with the transitional mandatory investment plan included in the 2016 Transitional Agreement (the “2016 Investment Plan”). As of the date of this Annual Report, the 2016 Investment Plan is fully executed and has been approved by ENARGAS.
As several legal proceedings were initiated against Resolution No. 3724 in order to obtain the annulment of the increase of the PIST and the tariff increases for the natural gas transportation and distribution licensees approved by ENARGAS, we were not able to bill the 200.1% increase in full. On August 18, 2016, the Supreme Court order issued its final decision mandating the Government to (i) implement mandatory public hearings prior to the establishment of natural gas transportation and distribution tariffs, (ii) implement mandatory public hearings prior to the establishment of the point-of-injection gas price and (iii) declare the invalidity of Resolutions 28 and 31 with respect to residential users, for whom tariffs had to be returned to tariff rates effective as of March 31, 2016.
On August 19, 2016, ENARGAS issued Resolution No. 3953/2016, which implemented the decisions arising out of a public hearing before the Supreme Court. For additional information regarding the public hearing’s agenda, see “—Natural Gas Transportation—The Argentine Natural Gas Industry.”
As a result of this public hearing, since October 7, 2016, we were able to collect the revised tariffs at the levels provided for in Resolution No. 3724, allowing us to complete our 2016 Investment Plan.
Resolution 74 Tariff Increases
On March 30, 2017, we entered into the Integral Renegotiation Agreement (“2017 Integral Agreement”) and the related agreement signed on March 30, 2017, between us and the Government (“2017 Transitional Agreement”). On the same day and consistent with the 2017 Transitional Agreement, the Ministry of Energy enacted Resolution 74, which increased the price of the natural gas consumed by power plants starting on April 1, 2017, and ENARGAS issued Resolution 4362 by which a new transitional tariff schedule applicable to us determined a total tariff increase of 214.2% and 37%, on the tariff of the natural gas transportation service and the CAU, respectively. Pursuant to Resolution 4362, we were required to execute the five-year plan. In addition, Resolution 4362 contemplates a non-automatic semiannual adjustment mechanism for the natural gas transportation tariff and the CAU to reflect changes in WPI, which must be approved by ENARGAS evaluating the evolution of the economic circumstances.

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
On June 21, 2019, Secretary of Hydrocarbon Resources issued Resolution 336, through which the payment of 22% of the bills issued from July 1, 2019, to October 31, 2019, to residential customers of natural gas was deferred. Such deferral will be recovered through the bills issued from December 1, 2019, in five consecutive monthly installments. It is expected that the Government will compensate licensors for such deferral. On August 22, 2019, Secretary of Hydrocarbon Resources issued Resolution No. 488/2019, which established the procedure to calculate the deferral provided by Resolution 336. Furthermore, Resolution No. 488/2019 instructs the implementation of a procedure to calculate and pay the compensation for licensors.
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
Within the renegotiation process, transitory adjustments of tariffs and/or their segmentation may be foreseen, as the case may be. Likewise, it must carry out the relevant and appropriate public hearing, public consultation and citizen participation regimes, as well as give intervention to the Procuración del Tesoro de la Nación and to the Sindicatura General de la Nación. Finally, the resulting agreement must have the corresponding governmental approvals. The renegotiation process culminates with the subscription of a final agreement on the RTI. In this sense, from this resolution, successive increases were approved under various agreements between the Company and ENARGAS, which, in certain cases, resulted in the initiation of legal actions by tgs.
On December 6, 2022, by means of Decree No. 815/2022, the term for the completion of the RTI established in Decree No. 1020 was extended for a period of 1 year as from its expiration, i.e., until December 18, 2023. It also extends, as from January 1, 2023, the intervention of ENARGAS, which is instructed, while the renegotiation continues, to carry out the necessary measures to achieve a transitional tariff adjustment in accordance with Decree No. 1020.
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
The 2023 Transition Agreement has conditions similar to the 2022 Transition Agreement. The 2023 Transition Agreement includes:
•	As of April 29, 2023, a transitional tariff increase of 95% on the natural gas transportation tariff and the Access and Use Charge.

•
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
Furthermore, tariffs were to be adjusted monthly, starting in May 2024 and until the completion of the five‑year tariff review process, based on an index composed of: (i) 47% Wage Index – Registered Private Sector (INDEC), (ii) 27.2% WPI, and (iii) 25.8% Construction Cost Index – Materials Chapter (INDEC). This agreement also removed the previous restriction on dividend payments.
During the months of May to July 2024, ENARGAS notified us that it would postpone the implementation of the monthly tariff adjustment. Likewise, it notified that it would replace the monthly adjustment methodology mentioned above for the remainder of 2024. According to ENARGAS notification, the monthly tariff increase would be based on the expected inflation to be estimated by the Ministry of Economy for said periods.
On July 1, ENARGAS once again informed us of the postponement of the monthly tariff increase, this time corresponding to the month of July, maintaining the tariff schedules in effect since April 3, 2024.
During 2024 and the completion of the five‑year tariff review process in the first quarter of 2025, the Company received tariff increases of 675%, 4%, 1%, 2.7%, 3.5%, 3%, 2.5%, 1.5% and 1.7%, effective from April 3, August 1, September 2, October 1, November 4, December 4, 2024 and January 1, February 1, and March 1, 2025, respectively.
In this regard, and within the framework of the five‑year tariff review process, on January 14, 2025, ENARGAS, through Resolution No. 16/2025, published the call for the public hearing held on February 6, 2025, with the purpose of considering, among other issues, the five‑year tariff review for gas transportation and distribution, and the periodic adjustment methodology for gas transportation and distribution tariffs.
At this hearing, we presented, among other aspects, its expenditure and investment plan for the five-year period 2025-2029, the capital base, and the proposed WACC (9.98% real after taxes). Considering the tariff calculation methodology and the mentioned parameters, a tariff increase of 22.7% was requested compared to the tariffs in effect as of January 2025. Additionally, alternatives for the periodic tariff adjustment methodology were presented:
•	WPI, or

•	A polynomial formula composed of information published by INDEC:

‒	30% WPI,

‒	40% total registered wage index, and

‒	30% construction cost index for materials.

On April 30, 2025, ENARGAS published Resolution No. 256/2025, which sets forth the conditions of the five‑year tariff review for the 2025–2030 period. The main aspects include:
•	Regulatory capital base: determined as of December 31, 2024.

•	Discount rate (WACC): 7.18% real after taxes.

•	Initial tariff increase: weighted average of 3.67%, subsequently adjusted to 4.74% to be applied in 31 equal and consecutive monthly installments starting in May 2025.

•	Five-Year Investment Plan: totaling $279,107,575 (at June 2024 currency), subject to ENARGAS oversight.

•	Regulated operating expenses: defined for the 2025–2030 period.

The resolution also provides that the mechanism for periodic tariff adjustments will be based on a formula that equally combines the CPI and the WPI, both published by INDEC. However, the formal approval of this methodology was postponed.
Under Decree No. 371/2025, the Secretariat of Energy was designated as the enforcement authority to introduce contractual or tariff modifications. In line with this, on June 4, 2025, Resolution No. 241/2025 was issued, providing for the periodic update of transportation tariffs on a monthly basis (“Periodic Update”), replacing the previous semiannual scheme.
On June 5, 2025, we agreed to said resolution, and ENARGAS, through Resolution No. 350/2025, approved the methodology for calculating the periodic adjustment and the tariff schedules effective as from June 6, 2025, which incorporate a Periodic Update of 2.81% and the application of the five‑year tariff review increase.
On July 1, 2025, Resolution No. 421/2025 was published, granting a Periodic Update of 0.62% and the corresponding five‑year tariff review increase. On August 1, September 1, October 1, November 1, December 1, 2025 and January 1 and February 1, 2026, through Resolutions No. 539/2025, 622/2025, 732/2025, 812/2025, 907/2025, 1001/2025 and 32/2026 and a Periodic Update of 1.63%, 2.38%, 2.49%, 2.89%, 1.71%, 2.03% and 2.63%, respectively, was granted together with the corresponding five-year tariff review increase, effective as from those dates.
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

•	the net proceeds of a new competitive bidding (“New Bidding”).

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
Currently, demand for natural gas transportation exceeds available capacity in certain segments of the system. However, as supply and transportation capacity become more balanced, we could face increased competitive scenarios with TGN, particularly based on tariff differentials.
In addition, tariffs applicable to natural gas transportation services are regulated and approved by ENARGAS in accordance with the Natural Gas Law and the applicable regulatory framework. As a result, competition in the natural gas transportation segment is not primarily driven by price flexibility, but rather by available capacity, service conditions, system reliability and access to supply and demand centers. Regulatory constraints on tariff adjustments may limit our ability to respond to competitive pressures solely through pricing mechanisms.
The ability of new entrants to successfully penetrate our market would depend on a favorable regulatory environment, an increasing and unsatisfied demand for natural gas by end-users, sufficient investment in downstream facilities to accommodate increased delivery capacity from the natural gas transportation systems and the finding of significant natural gas reserves. Given the potential of Vaca Muerta’s non-conventional gas formation, other competitors, new market participants or even us in association with third parties may become interested in participating in the construction of new similar projects that could have an impact on our competitive position and on our financial situation and future results of operations.
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
In the long term, demand for natural gas transportation services may also be affected by the relative cost of natural gas compared to alternative energy sources. Based on energy content, the delivered cost of natural gas to end‑users in Argentina remains significantly lower than that of most alternative fuels, with the exception of hydroelectric power.

The Argentine Government has implemented a series of policies and infrastructure initiatives aimed at promoting the exploration and development of new natural gas reserves and strengthening the transportation system. Through Resolution No. 1036/2021, the Secretariat of Energy approved the Guidelines for an Energy Transition Plan to 2030, which establish strategic objectives for the Argentine energy matrix, including energy efficiency, lower greenhouse gas emissions, gasification, resilience of the energy system, regional integration and the development of new energy technologies.
Within this framework, on February 11, 2022, Resolution 67 was published, which created the Transport.Ar Program whose main purpose is to promote the development and growth of natural gas production and supply.
The Transport.Ar Program includes, among other projects, the construction of the GPM, the Mercedes–Cardales pipeline, expansions of the NEUBA II pipeline through loops and compression, the reversal of the Northern Gas Pipeline, expansions of the Central‑West Gas Pipeline, and capacity expansions in the final sections of the gas transportation system serving the Buenos Aires Metropolitan Area.
Additional projects contemplated for subsequent stages include expansions of the Northeast Argentina Gas Pipeline (Gasoducto del Noreste Argentino) (“GNEA”) through compression, new interconnections within the northeastern region, additional looping and compression works in the Entrerriano Gas Pipeline, expansions of the General San Martín Gas Pipeline and the execution of Stage III of the GNEA in the Provinces of Corrientes and Misiones.
By Decree No. 76/2022, the transportation concession for the GPM was granted to IEASA for a term of 35 years, and the FONDESGAS trust was created, with IEASA as trustee and beneficiary and Banco de Inversión y Comercio Exterior S.A. as trustee. The first stage of the GPM connects Tratayén, in the Province of Neuquén, with Salliqueló, in the Province of Buenos Aires, where it is interconnected with our gas transportation system. A second stage contemplates the extension of the pipeline to San Jerónimo, in the Province of Santa Fe.
Notwithstanding, on June 19, 2024, we submitted the private initiative proposal which seeks to replace natural gas and liquid imports each winter by using existing infrastructure, complementing the construction of Stage 2 of the GPM.
The project was declared of national public interest and authorized for bidding by ENARSA. On May 22, 2025, ENARSA launched National and International Public Tender GPM No. 01/2025, which was awarded to us and approved by the Secretariat of Energy on October 17, 2025. In addition, we committed to execute complementary expansion works in the final sections of our licensed transportation system, which are necessary to achieve the project’s objectives. The works are scheduled to be completed by April 30, 2027.
The project will be developed under the RIGI and involves an estimated investment of approximately US$560 million.
In addition, the Government has implemented a number of projects to encourage the exploration and development of new natural gas reserves, or secure alternative supplies of natural gas, in recent years. See “—Natural Gas Transportation—The Argentine Natural Gas Industry.” For example, the Northeast pipeline is a project, led by the Government, which will connect the Bolivian natural gas basins with the northeastern region of Argentina and the greater Buenos Aires region. In recent years, the Government has carried out, albeit with some delays, the development of the expansion works.

LIQUIDS PRODUCTION AND COMMERCIALIZATION
Our Liquids Production and Commercialization activities are conducted at our Cerri Complex, which is located near the city of Bahía Blanca in the Province of Buenos Aires. At the Cerri Complex, ethane, LPG and natural gasoline are extracted from natural gas, which arrives through our three main pipelines from the Neuquina, San Jorge Gulf and Austral natural gas basins.
We own the Liquids obtained at our Cerri Complex. We purchase natural gas in order to replace thermal units consumed in the Liquids production process. These natural gas purchases are negotiated with certain natural gas distributors, traders and producers. The results of our Liquids Production and Commercialization segment are subject to risks associated with commodity price fluctuations.
During 2025, 2024 and 2023, all of our Liquid sales were conducted on our own account. Sales of Liquids in the domestic market are regulated through the Households with Bottles Program (as defined below) of the Ministry of Energy, which aims to guarantee the supply at reasonable prices. For more information, see “—Regulation—Domestic market” below.
Liquids production in 2025 totaled 1,095,813 tons, representing an increase of 44,159 tons or 4.2% compared to 2024. During 2025, there were no production restrictions resulting from natural gas interruptions requested by governmental authorities.
With respect the volume of processing gas at the Cerri Complex, there was a slight decrease compared to 2024. In addition, gas volumes arriving through the San Martín pipeline continued to decline despite the start up of production from the Fénix project, thereby increasing the relative importance of gas supplied from the Neuquén Basin.
In 2025, we were the second-largest ethane producer in Argentina, behind MEGA, and our market share increased to more than 40% of the total ethane production in the country. The graphs below illustrate our share of total propane and butane production in Argentina during 2025:

During 2025, propane and butane deliveries to the export market were conducted on a spot basis, allowing us to capture opportunities across different market niches and resulting in a significant increase in fixed premiums per transaction. We also continued strengthening our position in the Brazilian market by maintaining direct maritime exports (without intermediaries) to Brazilian LPG distributors.
With respect to natural gasoline exports, during 2025 these volumes were commercialized under a contract entered into with Trafigura Pte Ltd. at international prices less a discount. This contract, which covered the period from March 2024 through February 2026, improved the conditions of the agreement that was in effect until February 2024. Subsequently, we entered into a new agreement with ATMI (subsidiary of Total Energies) for the period from March 2026 to February 2028, further improving the contractual conditions applicable in 2025.
For additional information regarding Liquids price evolution during the years 2025 and 2024, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”
Truck exports to neighbouring countries also increased. We operate under this modality with Paraguay and Brazil. Although export volumes by truck are significantly lower than those shipped by sea, these operations allow us to achieve higher profit margin.
In 2025, we continued commercializing LPG by land, dispatching approximately 11,402 trucks (303,106 tons) loaded with our own product, compared to 14,389 trucks (331,751 tons) dispatched in 2024. These truck dispatches, which are primarily intended to meet the domestic demand, also enable exports to neighboring countries. While volumes are lower than maritime exports, they generate operating margins and contribute to the expansion of our clients’ portfolio.
All of our ethane production is sold to PBB under a long-term agreement executed on September 6, 2018, which expires on December 27,2027. This agreement includes, among other conditions, TOP and DOP commitments for minimum annual quantities, which are lower than the TOP volumes established under 2015 ethane agreement with PBB. If either party fails to comply with the applicable TOP or DOP commitments, such party is required to compensate the other for the breach of the minimum annual quantity obligations. Pursuant to the current contract, in the event of a default by PBB with respect to its TOP commitments, PBB is required to compensate us. The Liquids Production and Commercialization segment also includes storage and truck dispatch of liquids extracted at the Cerri Complex to facilities located in Puerto Galván. LPG and natural gasoline are transported through two eight-inch pipelines to the loading terminal at Puerto Galván. Ethane is transported via an eight-inch pipeline to the PBB plant, which is the sole outlet for ethane produced at the Cerri Complex. Any ethane that cannot be sold to PBB is reinjected into the pipeline.
Over the past several years, the Liquids Production and Commercialization segment has provided us a stable source of cash generation, supported by a diversified product mix, flexible commercialization strategies and efficient use of existing infrastructure. This segment has demonstrated a high degree of operational efficiency and resilience, enabling us to sustain production levels, fulfill contractual commitments and capture export opportunities. This performance was achieved despite the significant climate-related event that affected the Cerri Complex, underscoring the robustness of our facilities, logistics and commercial capabilities, as well as the effectiveness of our operational and contingency management practices.
In 2025, our export revenues from the Liquids Production and Commercialization segment were Ps. 292,674 million, representing 17.0% of our total revenues and 45.3% of segment revenues. The total liquids sales volume reached 1,076,729 tons, of which 438,327 tons corresponded to export sales, representing 40.7% of total liquids sales volume.

The annual sales of our Cerri Complex for 2025, 2024 and 2023 in tons were as follows:
	2025	2024	2023
Ethane	334,596	309,894	394,370
Propane	383,622	393,669	369,683
Butane	260,051	266,123	235,861
Natural Gasoline	98,460	107,664	129,272
Total	1,076,729	1,077,350	1,129,186

We anticipate that new oil and natural gas developments in Argentina will provide new opportunities in the Liquids Production and Commercialization business and lead to related increases in revenues from our Natural Gas Transportation and Liquids Production and Commercialization businesses.
Regulation
Liquids Production and Commercialization activities are not subject to regulation by ENARGAS. However, in recent years, the Government has enacted regulations that have significantly affected our Liquids production activities.
Domestic market
Producers of LPG are required to prioritize the supply of the domestic market before exporting significant volumes. As a result, we may be required to forego sales to foreign markets where prices for certain products are higher than those applicable in the Argentine domestic market.
On April 1, 2005, Law No. 26,020 was enacted, establishing the regulatory framework for the LPG industry and its commercialization. Under this regime, the Secretariat of Energy is authorized to adopt measures to ensure domestic supply, including the determination of minimum volumes to be allocated to the local market and the establishment of reference prices for LPG sold domestically.
Since 2015, the “Households with Bottles Program” (Plan Hogar) has been in force. This program establishes maximum reference prices and mandatory supply quotas for LPG producers in order to guarantee access to LPG for low-income residential users. The compensation mechanism originally provided to producers participating in the program was eliminated in February 2019.
During 2024, within the framework of the Households with Bottles Program, maximum reference prices continued to apply, requiring producers to supply LPG at regulated prices and within defined quotas. During 2025, regulated prices increased cumulatively by 41.42% between December 31, 2024 and December 31, 2025, reaching Ps. 593,952 per ton at year-end.
On January 24, 2025, the Secretariat of Energy issued Resolution No. 15/2025, effective as of that date, which (i) eliminated the maximum sale prices applicable under the Households with Bottles Program, (ii) mantained the LPG export parity price published by the Secretariat of Energy pursuant to Law No. 26,020 as the applicable price cap, and (iii) maintained the obligation for LPG producers to supply the domestic market while eliminating previously required product contribution mechanisms. As a result, prices under the Households with Bottles Program were liberalized within the export parity price limit, while domestic supply obligations remained in effect.

In addition, we participate in the Propane Gas Supply Agreement for Undiluted Propane Gas Distribution Networks (the “Propane for Networks Agreement”) entered into with the Argentine Government and propane producers. Pursuant to this agreement, we are required to supply propane to distributors and sub-distributors at prices below market levels. Under this framework, we receive economic compensation calculated as the difference between the agreed domestic sales price and the export parity price determined by the Secretariat of Energy. The timing and effectiveness of such compensation mechanisms depend on administrative and fiscal processes implemented by the Argentine authorities.
The Propane for Networks Agreement has been extended on several occasions. The agreement in force until December 31, 2023 was executed on August 18, 2023 and ratified by Decree No. 496/2023 dated October 2, 2023. During most of 2024, propane deliveries continued to be made under its terms following instructions from the Secretariat of Energy. On November 6, 2024, we entered into a new Propane for Networks Agreement valid until December 31, 2024, which was subsequently ratified by Decree No. 183/2025 dated March 12, 2025.
On January 31, 2025, through Note No. NO‑2025‑11082035‑APN‑DGL#MEC, the Secretariat of Energy instructed us to continue supplying undiluted propane to the domestic market until a new Propane for Networks Agreement entered into effect. The framework governing such supplies was further extended by Decree No. 970/2025. On March 27, 2024, the Secretariat of Energy updated the price applicable to undiluted propane deliveries, setting it at 25% of the export parity price published by the Secretariat of Energy, effective upon the approval of new distribution tariffs by ENARGAS, which were published in the Official Gazette on April 3, 2024.
The Government compensates us for our participation in the Propane for Networks Agreement, through fiscal credit certificates which may be applied to the payments of export duties. As of December 31, 2025, the Argentine State owed us Ps. 12,720 million in connection with this program. The recovery of these amounts and their application against export duties may be subject to timing differences and administrative procedures.
For more information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Liquids Production and Commercialization Segment.”
International Market
In the international market, we commercialize propane, butane and natural gasoline to international traders and other clients.
On September 4, 2018, pursuant to Decree No. 793/2018 (as subsequently amended by National Executive Branch Decree No. 865/2018, the effectiveness of which was ratified by Law No. 27,467), the National Executive Branch established a 12% export duty on all goods included in the MERCOSUR Common Customs Nomenclature, subject to a cap of Ps. 4 per U.S. dollar for the products exported by us. This cap was eliminated on December 16, 2019, pursuant to Decree No. 37/2019.
Through Law No. 27,541, the Executive Branch was empowered to set export duties until December 31, 2021, provided that such duties did not exceed 33% of the taxable value of the exported goods. With respect to hydrocarbons, such law established that export duties could not exceed 8% of the taxable value.

On May 19, 2020, the Government issued Decree No. 488/2020 pursuant to which, among others, the price per barrel of crude oil in the local market was fixed at US$45 until December 31, 2020. This measure was subject to review if the ICE Brent first line price exceeds US$45 / bbl for 10 consecutive days. Decree No. 488/2020 also introduced modifications to the tax regime applicable to domestic fuel consumption and export duties.
During the fiscal year ended December 31, 2025, the average export duty rate applicable to our products was 7.41%.
Environment
In addition to this sector-specific regulation, we are subject to environmental legislation enacted by each of the seven provinces through our high-pressure trunk gas pipeline system runs.
Our production and liquid storage facilities are subject to Law No. 11,459 on industrial establishment of Buenos Aires. We are also required to comply with all applicable provincial environmental legislation, including regulations governing gas emissions, waste disposal, the use of public waters and the discharge of effluents, among others. Both the Cerri Complex and the Puerto Galván facilities hold valid environmental certificates.
See “Item 4. Our Information—D. Property, Plant and Equipment—Environmental, Social and Governance.”
Competition
The construction and operation of natural gas processing plants located in the Province of Neuquén have represented a source of competition for our Liquids business, as our customers may satisfy their demand through alternative suppliers. In the past, this competition was mitigated through agreements entered into with natural gas producers that limited their ability to make investments in natural gas processing facilities.
For example, at the end of 2000, MEGA completed construction and commenced operations of a gas processing plant with a capacity of approximately 1.3 Bcf/d, located in the Province of Neuquén. Although the construction of this gas processing plant initially resulted in lower volumes of gas arriving at the Cerri Complex, we implemented measures to substantially mitigate the related adverse effects. However, there is a risk that additional gas processing at the MEGA plant could result in lower volumes or lower quality gas (i.e., gas with lower liquids content) arriving at the Cerri Complex in the future. In addition, other upstream projects that may be developed could adversely affect our revenues from Liquids production and commercialization services.
In the past, our sole purchaser of ethane, PBB, elected for commercial reasons to prioritize ethane supplied by MEGA. If PBB continues to increase its purchases of ethane from competitors, our revenues from Liquids production and commercialization services could be adversely affected if we are unable to sell excess ethane and are required to reinject it into the gas stream.
To ensure access to unprocessed natural gas at Cerri Complex, we previously obtained commitments from certain  natural gas producers  not to construct natural gas processing plants upstream of the Cerri Complex during the term of long-term agreements. As these agreements expired, we renew or entered into new contracts  to replace them. More recent agreements have shorter terms. However, all current agreements include commitments by such producers not to reduce the quality of the natural gas supplied to us. Notwithstanding these commitments, any changes in the methodology used by producers to inject natural gas into the pipeline system could result in the receipt of lower quality gas, thereby reducing the volume of liquids available for extraction and processing in the Cerri Complex.

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
The total original investment in both the Northern Section and the Southern Section of the pipeline gathering system and the natural gas conditioning plant located at the ending point of both sections was US$260 million. The 91 miles gathering pipeline formed by the Northern and Southern Sections gather and transport the natural gas production of several hydrocarbon areas within the Vaca Muerta play. The natural gas pipelines have a total transportation capacity of 60 MMm3/d and the conditioning plant (called Tratayén Plant), originally had a capacity of 6 MMm3/d of natural gas.
As a consequence of the increase in natural gas production levels registered in the Neuquén basin, we have recorded increasing levels of utilization of our midstream facilities; this is mainly evident in the Vaca Muerta system, which started 2021 gathering and treating flows of around 3.5 MMm3/d at the Tratayén Plant and ended year 2024 with flows of around 28 MMm3/d. To cope with this flow growth several expansion projects were carried out at the Tratayén Plant:

•
In year 2020 the first expansion project was approved, increasing the plant total gas conditioning capacity up to 7.7 MM m3/d. These works, completed in September 2021, involved the installation of a new slug catcher and a new stabilizing column.

•
In year 2021 the installation of two Joule Thomson gas conditioning plants was approved. These works, finalized in 2023, increased total gas conditioning capacity to 14.5 MM m3/d. This project involved an estimated investment of US$32 million.

•
The third expansion stage, finished in October 2024 and February 2025, consisted of the installation of two gas processing plants (6.6 MMm3/d capacity each, cryogenic technology in both cases). These two plants are operated in gas conditioning mode until conditions make possible to develop a gas processing project in Tratayén Plant. With the addition of these plants the total gas condition capacity will grow up to 28 MM m3/d. Total estimated investment for this expansion is US$360 million.

This project will continue to improve the profitability of the investment made by us and generate business opportunities by providing security in the evacuation of natural gas volumes, such as the ones committed by producers under the Plan Gas.Ar.
Additionally, in August 2023 the construction work to extend the gas pipeline gathering network of the Vaca Muerta system was completed. With an investment of approximately US$ 60 million, this 32 kms long pipeline extends from the Los Toldos I Sur area to El Trapial (Vaca Muerta Northern Section); the commissioning of this pipeline enables the current configuration of our intake system, with a total length of 183 km.
This effort was accompanied by the negotiation and closing of new service contracts (transportation and conditioning) with Tecpetrol, Pluspetrol, Vista, YPF, Pampa Energía and Chevron.
Plaza Huincul operations matched our forecasts in terms of incoming gas flows and financial performance. We don´t foresee substantial growth opportunities for this plant in the near future.
We have been providing all these services for a long time and, in view of the growth in these services demand, they have been grouped into a business line with its own title to enhance its development in the market. Consequently, in 2023, we launched our INTEGRA program.
INTEGRA groups all the services that we offer to the market based on the human resources and tools with which it supports the management of its own assets: from the execution of minor works and pipeline repair works to laboratory works such as meter calibration and analysis of hydrocarbon samples, including the operation and maintenance of pipelines and plants, project management, pipeline integrity studies, etc. We also have in-house facilities for turbomachinery overhaul services.
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

On June 19, 2024, we submitted the private initiative proposal which seeks to replace natural gas and liquid imports each winter by using existing infrastructure, complementing the construction of Stage 2 of the GPM. This project aims to increase the natural gas transportation capacity by 14 MMm³/d. The awarded party will be granted the exclusive right to use such capacity for a period of 15 years, including the operation and maintenance of the pipeline and complementary infrastructure. The project was declared of national public interest and authorized for bidding by ENARSA. On May 22, 2025, ENARSA launched National and International Public Tender GPM No. 01/2025, which was awarded to us and approved by the Secretariat of Energy on October 17, 2025. This initiative involves an estimated investment of US$ 560 million by us and has been declared of public interest, as it supports the growth of natural gas transportation capacity from Vaca Muerta.
Telcosur (Telecommunications System)
We own 99.98% of Telcosur, a telecommunications company created in September 1998 to provide value-added and data transportation services using our modern digital land radio telecommunications system with Synchronous Digital Hierarchy technology (which was installed for purposes relating to our gas transportation system).
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

C. Organizational Structure
The following is a summary diagram of our subsidiary (Telcosur) and affiliates as of December 31, 2025, including information about ownership and location:

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
We transport natural gas through four major pipeline segments: General San Martín, Neuba I Gas Pipeline, Neuba II Gas Pipeline and Loop Sur Gas Pipeline, as well as several smaller natural gas pipelines. Information with respect to certain aspects of our main natural gas pipelines as of December 31, 2025, is set out in the table below:

Major Pipeline	Length (miles)	Diameter (inches)	Maximum Pressure (pound/inch)	Compressor Units	Operative Compressor Plants	HP Output
General San Martín	2,853	24/30	853/995	59	17	512,800
Neuba I/Loop Sur..	732	24/30	853	14	5	57,800
Neuba II	1,235	30/36	975/995	21	7	194,000
Other (1)	926	Various	Various	6	3	7,500
Total	5,746			100	32	772,100

(1)	Includes 247 miles of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 274 miles, and the Chelforó-Conesa pipeline and other minor pipelines.

General San Martín. This pipeline was built in three stages, completed in 1965, 1973 and 1978, and transports natural gas from the extreme southern portion of Argentina to the greater Buenos Aires area in east-central Argentina. It originates in San Sebastián (Tierra del Fuego), passes through the Strait of Magellan and the Provinces of Santa Cruz, Chubut, Río Negro and Buenos Aires (including the Cerri Complex located near the city of Bahía Blanca in central Argentina), and terminates at the high pressure transmission ring around the City of Buenos Aires. The pipeline receives natural gas from the Austral basin at the extreme south in the Province of Tierra del Fuego, from the same basin further north at El Cóndor and Cerro Redondo, in the Province of Santa Cruz and from the San Jorge basin in the northern Santa Cruz and southern Chubut Provinces. The natural gas pipeline primarily serves the districts and cities of Buenos Aires, La Plata, Mar del Plata, Bahía Blanca, Puerto Madryn and Comodoro Rivadavia. This pipeline was expanded in 2005 by the Gas Trust in order to satisfy the growing natural gas demand in the Argentine economy. This expansion resulted in the construction of 458 miles of pipeline and the installation of new compressor units. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations.”
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
Additional information regarding the expansion of our gas transportation system is included in “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations.”
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
Measurement and Control of the Transport System
To guarantee the reliability of the facilities and optimize the operation of the transport system, it is necessary to have real-time information from the various measurement and control devices installed throughout our more than 5,746 miles of gas pipelines and 32 compressor plants.
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

Natural Gas Control System
Located at our Buenos Aires headquarters, the gas control system controls scheduled gas injections and deliveries and allows us to follow gas flows in real time. Data is received from compressor stations by phone and automatically from remote terminal units (“RTUs”) installed in the receipt and delivery points equipped with the Electronic Flow Measurement (“EFM”) system. The information is normally collected by the supervisory control and data acquisition system (which has an ad hoc database that is updated every 30 seconds on average) and is then consolidated into other databases. In order to control gas injection and deliveries, we have developed a software system called Solicitud, Programación, Asignación y Control, which, among other things, allows us to control actual volumes and projected future injections to determine producer deviations. As part of this system, we operate meteorological equipment and receive daily weather information from various sources, which is used for the purpose of forecasting natural gas demand.
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
As part of the Cerri Complex, we also maintain at Puerto Galván a storage and loading facility for the natural gas liquids extracted at the Cerri Complex. The Cerri Complex, including the Puerto Galván facility, is currently capable of storing 68,882 short tons of liquids. See this “Item 4. Our information—B. Business Overview—Liquids Production and Commercialization.”
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
In November 2024 and February 2025, we commissioned additional investments that allow us to expand our natural gas conditioning capacity and increase our role in the Vaca Muerta development, including the installation of the Propak Plant to be operated in gas conditioning mode until we are able to develop a natural gas processing project in the Tratayén Plant. The Propak Plants may be converted to allow processing of natural gas in the future, and they increased our conditioning capacity by 6.6 MMm3/day for each Propak Plant. With the addition of the Propak Plants, our total gas conditioning capacity increased up to 28MMm3/d since February 2025. The total estimated investment for this expansion was US$360 million.
Telecommunication
We own two interconnected networks beginning in the Buenos Aires Province, which consist of (i) a flexible and modern microwave digital network with Synchronous Digital Hierarchy technology over more than 2,858 miles, which covers the Buenos Aires–Bahía Blanca–Neuquén routes to the West and the Buenos Aires–Bahía Blanca–Comodoro Rivadavia–Río Grande routes to the South, and (ii) a dark fiber optic network of approximately 1,056 miles, which covers the La Plata–Buenos Aires–Rosario–Córdoba–San Luis–Mendoza routes. There is also a network in the Patagonia region, which consists of a “lit” fiber optic network of approximately 373 miles, which covers the Puerto Madryn–Pico Truncado route.
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
In 2025 we continue to work on the Environmental, Social and Governance (ESG) Strategic Plan in which we prioritize these three thematic axes and lines of action that will guide our purpose in this area. Focused on our mission and the role we seek to play in the communities where we do business, the general objectives of our ESG Plan are as follows:

Environment
During 2025, we continued implementing the actions set forth in our 2022–2026 Environmental Strategic Plan, aimed at strengthening a corporate culture focused on sustainability, prevention and environmental care.
Our environmental strategy is structured around three main axes: (i) mitigation and adaptation to climate change, (ii) proactive environmental leadership, and (iii) circular processes and responsible consumption.
In connection with climate change mitigation, our strategy establishes a target to reduce methane emissions by 50% by 2030 compared to emissions recorded in 2021. To support this objective, we implemented a comprehensive emissions action plan that includes technological upgrades, operational improvements and best practices. During 2025, we strengthened our emissions inventory by updating emission factors in line with the latest IPCC assessment reports, reviewed internal emissions management procedures to ensure consistency and traceability, and advanced the identification of mitigation opportunities through technological and operational improvements.
As part of our climate risk management approach, during 2025 we developed and implemented a climate resilience strengthening plan with a nine‑month implementation horizon. This plan was executed through a transversal approach across the Company and focused on the review and reinforcement of processes, procedures, technologies and contingency measures aimed at anticipating, adapting to and recovering from climate‑related impacts.
With respect to biodiversity and sustainable forestry, we executed forestry management plans at 34 facilities, including the planting of native and locally adapted species and interventions on deteriorated specimens, contributing to biodiversity protection, soil improvement and climate change mitigation.
In the area of water and effluents management, we advanced toward our objective of achieving sanitary effluent treatment systems across all operational sites by installing biodigesters at 13 additional facilities during 2025, enabling the recovery of effluents treated for irrigation purposes and improving water resource efficiency.
In addition, we continued strengthening circular processes and responsible consumption practices, including waste management initiatives aimed at increasing recycling rates and improving traceability through integrated monitoring systems.
During the year, we completed maintenance audits of our Integrated Management System certifications under ISO 14001:2015, ISO 9001:2015 and ISO 45001:2018, covering 45 sectors through on‑site external audits and additional internal assessments.
Social
Throughout the year 2025, we consolidated our commitment to the development of talent and the creation of a positive work environment, main cornerstones to leverage the cultural, digital and business cultural transformation we are pursuing. It was a year notable for the attraction of new talents, continuous training and the strengthening of leadership, characterized by initiatives that directly impacted on our business sustainability.

In the field of talent attraction, we conducted 102 recruitment processes, 16 of which were covered internally— thus promoting movement and growth within the organization—, whereas 86 were hired from outside, bringing in new insights and experience to enrich our teams. As a relevant landmark of the year, we can point out at the launching of the Internship Program, which allowed us to add 14 students in two stages of the year, taking in young energy and innovation. Besides, we participated in strategic events such as the Oil & Gas Exhibition in Buenos Aires, thus upholding our employer brand and positioning in the sector. With the goal of generating local employment and contributing to the development of the nearby communities, we developed employability workshops for 210 technical schools students in Río Negro and Neuquén and supervised professional practices in secondary schools, facilitating employability tools.
The year was filled with learnings, new recruitments and opportunities for our people. That is our recipe for building teams that make the difference.
We cultivate a healthy and challenging work environment and we watch over the integral wellbeing of our people. For over ten years, we have been one of the greatest places to work in Argentina, as certified by the global firm Great Place to Work. During 2025, we renovated the measurement of organizational climate with the Slik platform, which provides us with customized surveys, real-time dashboards and artificial intelligence insights. In July 2025, we launched the climate survey, obtaining 75% positive perception of working at tgs and a Net Promoter Score of 52 points, indicators that underscore the strength of our culture based on trust, development and wellbeing.
We devised a method to work on our strategy, businesses and culture in a comprehensive manner. 2030 Vision gathers people from different areas of the Company, at different organizational levels and of different ages in pursuit of a common purpose: “To self-transform to transform.”
We identify which are the organizational qualities that we need to nurture to become the company we aim to be. Based on this diagnosis, we devise mechanisms that allow us to do things in a different way to evolve in our decision-making, social bonds and daily execution of our tasks.
2030 Vision builds a bridge between today’s and the future EBITDA. We place people at our core and open opportunities so that we can be key players in the future.
We keep promoting our organizational behaviors —pursuing more, placing the client at the core, innovating cooperatively— intensifying our presence in daily performance, leadership spaces, and performance processes.
Likewise, we continue to advance our digital transformation, consolidating our change management cell. Organized as agile, cross‑functional working cells, this capability serves as a strategic resource for driving the adoption of new tools, processes and work styles. Throughout 2025, we supported transversal projects —SAP S/4HANA and digital transformation initiatives, among others— fostering communications, open talks and specific action devised to ensure that people embrace transformation and can blend it into their day-to-day performance.
For information regarding our employees and its geographical distribution see “Item 6. Directors, Senior Management and Employees—D. Employees.”
Governance
We permanently seek to develop and improve our internal policies and procedures, adhering to the best international practices, with the main purpose of protecting and enhancing our Company’s value for all our shareholders.

Our Corporate Governance practices are regulated by applicable Argentine law, particularly, General Companies Act, the standards issued by the CNV and other entitled entities, our Bylaws, as well as other documents approved by our Board of Directors. We are further subject to the standards and regulations of both the NYSE and the SEC.
Our Corporate Governance Goals are to ensure:
•	Greater transparency in our performance, through the outlining of a culture of integrity and clarity in our business management.

•
Adequate supervision through the continuous improvement of our internal control structure, leadership in compliance with regulations and adoption of policies addressed to achieve effective risk management.

•
Proper allocations of accountability. Clear delineation of the scope of responsibility undertaken by the Board members and managers of the Company, related to compliance with internal policies and regulations.

Among the measures we implemented to ensure transparency in our actions, are the following components, among others, articulated into an Integrity Program, in accordance with the provisions of the Corporate Criminal Liability Law No. 27,401:
Code of Conduct
Our Code of Conduct governs the behavior of our directors, statutory auditors, management members and employees of both us and our subsidiary. Further, we seek to ensure acceptance of the Code of Conduct by our suppliers, independent contractors, consultants and clients. The Code of Conduct outlines indispensable ethics, transparency and honesty of the people who work at the Company. It stipulates several obligations and it declares the prohibition to forge or tamper with any information or documentation, behave in a manner that may damage our Company or obtain any personal benefit against the interests of the Company. It also stipulates that those who disclose information to the market must have full knowledge of and abide by the CNV Rules and SEC regulations and are under the obligation to report without misrepresentations.
Antifraud Policy
Our Board of Directors has issued an Antifraud Policy, that aims to outline roles and responsibilities and detect irregularities that may arise in connection with the activities we perform.
Sustainability Policy
This policy provides the overall guidelines for conveying our sustainability vision into the development of our strategies and action programs, consistent with business continuity and promoting bonds with our stakeholders.
Best Stock Market Practices Policy
This policy has been adopted to ensure greater transparency in purchase or sale transactions or any kind of operations on negotiable securities listed in stock markets, preventing any person in our Company from obtaining any kind of advantage or economic benefit from the use of privileged information.

Policy of Related Parties’ Approval and Disclosure
By means of this policy, we have devised mechanisms to detect and disclose related parties’ transactions, under the terms of Argentine Public Offering Law No. 26,831.
Anti-Money Laundering Policy
This policy aims at preventing and detecting unusual or suspicious transactions, in accordance with the definitions of applicable law, accounting standards and international standards.
Clawback Policy
We outlined this policy in 2023 to meet the standards approved by the SEC for companies listed in the NYSE and the National Association of Securities Dealers Automated Quotation (“NASDAQ”). This policy standards aimed at regulating an eventual recovery of compensations erroneously awarded (claw back) to members of the Management Committee.
The Board of Directors at their meeting held on April 16, 2026, amended this policy to update de definitions of “Management Committee” and “Executive Officer,” so as to include the Strategic Projects Vice President within the positions covered by the Clawback Policy, and to propose a provision stating that such definitions shall also encompass any other position that may in the future be created, eliminated, or modified within the structure of the Executive Committee, with the purpose of keeping the Clawback Policy updated in light of any potential changes in our organizational structure.
Cybersecurity Policy
After the SEC issued new requirements that seek to regulate information disclosed regarding material cybersecurity incidents as from December 18, 2023, the Board of Directors meeting held on November 6, 2023 approved amendments to the Cybersecurity Policy, the Cybersecurity Incidents Management and the Systems Emergency Plan.
Under the framework of the SEC and in accordance with international standards ISO 27001 and C2M2, the Board of Directors meeting held on November 3, 2025 approved an updated Cybersecurity Policy, which adds improvements as detailed below:
•	Alignment of roles, responsibilities and controls to the international standards ISO 27001 and C2M2.

•	Integration of information technology and operational technology to increase resilience and business continuity.

•	Outlining of specific definitions and procedures related to the safe use of artificial intelligence.

•	Strengthening our governance framework and incidents management, implementing prompt response mechanisms and clearly delineated responsibilities.

•
Outlining complementary policies: Sensitive Information Classification and Protection Policy, Cybersecurity Risk Management Procedure, Information Technology Emergency Plan, Cybersecurity Incidents Management and Security Policy for Remote Working.

•	Third parties’ risk management by means of contractual clauses and continuous evaluation procedures.

These policies seek not only to comply with current regulations but also to provide transparency in disclosures and to manage cybersecurity incidents more efficiently.
The Board of Directors expressly delegates in the Executive Committee the determination of the incident materiality and, if applicable, the reporting of the incident. In order to determine the materiality of cybersecurity incidents, the following impacts shall be assessed: economic-financial or business, legal or regulatory, company reputation, people safety, quality and rendering of services, environment and /or stakeholders.
We also conducted the annual revision of the cybersecurity risks matrix.
Risk Management
The permanent assessment of the environment is one of the pillars of our strategic planning, as a premise to guarantee the adaptation of the Company to an uncertain context in continuous transformation. Risk management is, in particular, one of the essential tools to fulfil the need to adapt to the environment.
We have had our Global Risk Management Policy approved by the Board of Directors of the Company since the year 2018.  In the year 2025 the Board of Directors approved an amendment to such policy, to reflect our evolution has had in terms of risk management and to consolidate the progress achieved over the last years. The new Policy establishes the principles adopted by us in the field of risk management and also defines the main responsibilities.
The principles, among others, include the outlining of a continuous, structured, systematic risk management that is also integrated to the organizational culture and the implementation of a framework for risk management that ensures the identification, analysis, assessment, treatment, monitoring and control of them with effectiveness and efficiency through the Company’s processes.
In its supervisory role, the Audit Committee oversees the application and monitoring of our risk management policy and related developments.

Thus, the usual process of strategic risk management contemplates that once certain risk has been identified, the existent controls and mitigating factors must be surveyed, weighed and mapped based on impact and likelihood factors. We also determine the “risk appetite” or acceptable level so that —according to the gap between such risk level and the performed assessment—, we can establish the need to implement specific action plans, which are then followed-up to determine their advance status and effectiveness in light of the pursued objectives.
Our investment plan is based on risk prioritization, contemplating among others risks of different natures: operative, environmental, safety, impact on community, non-compliance with requirements, cybersecurity. The strategic risk matrix includes a ESG risk category. This guarantees that the environmental, social and governance risks shall be regularly monitored by the Management Committee, ensuring the follow-up of the effectiveness of the action plans delineated in each case in order to get the assessment of each risk to an acceptable level.

Insurance
We maintain insurance, subject to deductibles, against third-party liability for damage to all of our facilities used in the Liquids and Midstream business segments and our pipeline assets that pass under rivers or other bodies of water and the Strait of Magellan and business interruption. We believe this coverage is consistent with standards for international natural gas transportation companies. The terms of the policies related to the regulated assets have been approved by ENARGAS. In addition, we have obtained insurance coverage for our directors and officers pursuant to a standard D&O insurance. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our insurance policies may not fully cover damage or we may not be able to obtain insurance against certain risks.”
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
For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2025, 2024 and 2023 relate to the fiscal years ended December 31, 2025, 2024 and 2023, respectively.
We maintain our accounting books and records in Argentine pesos. Our Financial Statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023 have been prepared in accordance with the accounting policies based on IFRS Accounting Standards.
Our management concluded that Argentina is a hyperinflationary economy in terms of IAS 29, effective as of July 1, 2018. As a result, (i) our audited consolidated statements of financial position as of December 31, 2025, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the year ended December 31, 2025, included elsewhere in this Annual Report have been prepared using hyperinflation accounting in accordance with IAS 29, and (ii) our audited consolidated statements of financial position as of December 31, 2024, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the years ended December 31, 2024 and 2023, included elsewhere in this Annual Report have been restated to Current Currency in accordance with IAS 29 for comparative purposes. Thus, the Financial Statements and the financial information included in this Annual Report for all the periods reported are presented on the basis of current pesos as of December 31, 2025.

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
We have described each of the following critical accounting policies in order to provide an understanding about how our management forms judgments and views with respect to such policies and estimates:
•	impairment of property, plant and equipment (“PPE”); and

•	provisions for legal claims and others;

For additional information regarding our Critical Accounting policies, see Note 5 to our Financial Statements.
Factors Affecting Our Consolidated Results of Operations
Year to year fluctuations in our net income are a result of a combination of factors, including primarily:
•	the volume of Liquids;

•	changes in international prices of LPG and natural gasoline;

•	regulation affecting our liquids business;

•	changes in the input costs related to the Liquids production and commercialization segment, including the Gas Charge Resolutions;

•	the availability of natural gas and its richness;

•	fluctuation in the peso/U.S. dollar exchange rate;

•	the tariffs we are permitted to charge in our Natural Gas Transportation business segment;

•	local inflation and its impact on costs expressed in pesos; and

•	other changes in laws or regulations affecting our operations, including tax matters.

Sources of revenue
Natural gas transportation
Our Natural Gas Transportation operations generate revenues from the sale of transportation capacity to customers under a regulated tariff framework. Transportation rates are established and periodically adjusted by ENARGAS in accordance with the applicable regulatory regime and, therefore, our revenues from this segment are predominantly regulated and not freely negotiated.
Tariff charts applicable remained unchanged between April 2019 and March 2022. In April 2023, we received a limited tariff increase below the cumulative evolution of inflation and operating costs during that period, which adversely affected the real value of transportation revenues.
On March 26, 2024, we entered into the 2024 Transitional Agreement with ENARGAS, which outlined a transitory adjustment of 675% in natural gas transportation tariffs. Subsequently, ENARGAS informed us of the postponement of certain scheduled monthly tariff updates, including the adjustment initially corresponding to July 2024, maintaining the tariff tables in effect as of April 3, 2024.
Resolution No. 256 established that the periodic tariff adjustment mechanism would be based on a formula combining the CPI and the WPI, both published by the INDEC. Within the framework of Decree No. 371/2025, the Secretariat of Energy was designated as enforcement authority in matters requiring amendments to contracts or licenses related to tariffs.
On June 4, 2025, the Secretariat of Energy issued Resolution No. 241/2025, which introduced a monthly tariff update mechanism (“Periodic Update”), replacing the previous semi‑annual adjustment scheme. On June 5, 2025, we adhered to Resolution No. 241/2025, and ENARGAS, through Resolution  No. 350/2025, approved the methodology for calculating the Periodic Update and the tariff tables applicable as of June 6, 2025. These tariff tables incorporated both the Periodic Update and the increase resulting from the five‑year tariff review. Accordingly, during 2024 and the period elapsed in 2025, transportation tariffs were adjusted through a series of increases of 675%, 4.0%, 1.0%, 2.7%, 3.5%, 3.0%, 2.5%, 1.5% and 1.7%, effective as of April 3, August 1, September 2, October 1, November 4 and December 4, 2024, and January 1, February 1 and March 6, 2025, respectively. These adjustments had a direct and material impact on transportation revenues during the period.
On June 30, 2025, ENARGAS issued Resolution No. 421/2025 approving new tariff tables applicable to us, which provided for (i) a monthly Periodic Update of 0.62%, calculated in accordance with the formula established by Resolution No. 241/2025 (50% CPI and 50% WPI), and (ii) the application of the five-year tariff review increase. Resolution No. 421/2025 was published on July 1, 2025.
Subsequently, additional Periodic Updates were granted effective as of August 1, September 1, October 1, November 1 and December 1, 2025, and January 1 and February 1, 2026, through Resolutions No. 539/2025, 622/2025, 732/2025, 812/2025, 907/2025, 1000/2025 and 32/2026, providing monthly tariff increases of 1.63%, 2.38%, 2.49%, 2.89%, 1.71%, 2.03% and 2.63%, respectively, together with the corresponding five-year tariff review increases.  For additional information see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation.”

Production and Commercialization of Liquids
Our production and commercialization of liquids operations generate revenues from the sale of propane, butane, ethane and natural gasoline, in the local and international markets. Revenues from this segment are influenced by a combination of international reference prices, contractual arrangements, export conditions and domestic regulatory frameworks.
Propane and butane sales to the domestic market are primarily carried out under programs and supply schemes established by the Argentine Government, which may affect pricing, volumes and margins. In parallel, we export propane, butane and natural gasoline to international markets, capturing opportunities linked to global price dynamics, logistics availability and contractual structures, including spot and medium‑term arrangements.
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
The Midstream segment is closely linked to the development of unconventional oil and natural gas production in the Neuquén Basin and represents a growing source of revenues as production volumes increase and additional infrastructure is required to evacuate and condition natural gas.
The chart below shows Midstream revenues breakdown by type of service:

400,0
350,0
300,0
250,0
200,0
150,0
100,0
50,0
-
In millions of pesos
2025
2024
2023
Others
Transportation and conditionin of natural gas in Vaca Muerta
Steam sales
Operation and maintenance
Conditioning and treatment

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
For the year ended December 31, 2025, 38% and 41% of our revenues were attributable to our Liquids Production and Commercialization segment and our Natural Gas Transportation business segment, respectively.
The following table sets forth, for the years indicated, the variation of key macroeconomic indicators in Argentina during the years specified below, as reported by official sources.
	2025	2024	2023
WPI (in %)	26.2	67.1	276.4
CPI (in %)	31.5	117.8	211.4
Devaluation of pesos vs. dollar (in %)	41.0	27.7	356.3
Real GDP (pesos of 2004) (% change)	4.4	(1.7)	(1.6)
Industrial production (% change)	(3.9)	(9.4)	(1.8)
Transportation services tariffs increase	24.0	791.0	95.0

Source: INDEC and Banco Nación.
Argentina has experienced, and continues to experience inflationary pressures. During periods of inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. Inflation increases also have a negative impact on our cost of sales, selling expenses and administrative expenses. We cannot give any assurance that increased costs as a result of inflation will be offset in whole or in part with increases in prices of our products and services.
Over the past several years, inflation in Argentina, as measured by the CPI published by INDEC, has remained at high levels. After the adoption of measures in 2019 aimed at controlling inflation, which contributed to a deep recession, inflationary pressures intensified, particularly from 2020 onward. Considering the CPI, inflation was 31.5%, 117.8%, 211.4%, 94.8%, and 50.9% in the years ended December 31, 2025, 2024, 2023, 2022 and 2021, respectively. 2025 showed a significant slowdown compared to 2024, which is attributed to the economic policies implemented by President Javier Milei since he took office in December 2023.
Monthly inflation decreased from approximately 25.5% in December 2023 to levels close to 2.7% and 2.8% by December 2024 and December 2025, respectively. In early 2026, CPI inflation remained volatile, with monthly increases of approximately 3.4%, resulting in year‑on‑year inflation of approximately 32.6%, as published by the INDEC.

Unless we can implement measures that allow us to mitigate the impact of inflation on our costs and increasing the efficiency, inflation may have a material adverse effect on our financial condition and results of operations.
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
In order to evaluate the aforementioned quantitative condition, and also to restate the financial statements, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the CPI as of January 2017 (base month: December 2016) with the WPI, both published by the INDEC until that date, computing for the months of November and December 2015, for which there is no information from the INDEC on the evolution of the WPI, the variation in the CPI of the City of Buenos Aires.
Since June 2018, the International Practices Task Force of the Center for Quality, which monitors highly inflationary countries, categorized Argentina as a hyperinflationary country.
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
As of the IAS 29 transition date (January 1, 2016), we applied the following rules to express the shareholders’ equity accounts in the currency unit as of December 31, 2025:
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
Because Natural Gas Transportation business segment revenues represented 41% of our total revenues during the year 2025, and are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our tariffs would decrease our revenues in real terms and adversely affect our results of operations.
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
Economic situation and outlook
We operate in a complex and volatile macroeconomic environment. Since taking office in December 2023, the current administration has implemented a fiscal consolidation program focused on eliminating the fiscal deficit, reducing monetary issuance and stabilizing inflation.
In April 2025, the exchange rate system was loosened, allowing the official exchange rate to fluctuate among exchange rate floor and ceiling bands, adjusted to a monthly 1%. A 41% exchange rate annual variation was recorded for the year 2025. As of December 31, 2025, selling price of a U.S. dollar was quoted at Ps. 1,455.
The agreement with the IMF for US$20,000 million and the additional financing of multilateral entities backed the following phase of the economic program, focused on stabilization and structural reforms. Among the most relevant measures, the following stand out:
‒	Lifting of currency and exchange controls and restrictions on individuals.

‒	Permission for the distribution of earnings to foreign shareholders as from the fiscal years beginning in 2025.

‒	Flexibilization of the terms for the payment of foreign trade operations.

‒	Implementation of the Foundations Law and the RIGI, which granted fiscal, customs and exchange benefits to strategic projects, particularly in energy and mining sectors.

‒	Inflation: The CPI presented a pronounced deceleration, closing the year around an annual 32%, with monthly rates close to 2%, the lowest level recorded in over three years.

‒	Exchange rate: The official dollar closed at Ps. 1,445, within the foreseen band.

‒
Country risk: The Emerging Markets Bonds Index (EMBI+) index was around 571 at the end of the year 2025, presenting a significant improvement compared to the previous year, in line with compliance with the fiscal program and the agreement with the IMF.

‒	International reserves: The BCRA was unable to accumulate reserves and financial volatility remained high, particularly prior to legislative elections.

‒
Economic activity: During the third quarter of 2025, GDP recorded an estimated 3.3% year-on-year increase. This growth was mainly supported by the energy sector’s performance and the dynamism of exports, within a context of moderate domestic consumption and an activity recovery that continued displaying an uneven performance among the different economic sectors.

‒
Employment and salaries: As of December 31, 2025, the salaries index recorded a year-on-year increase of 38.2%, still below the inflation recorded for the period, which implied a decline in the purchasing power of work revenues. On the other hand, the 6.6% unemployment rate recorded in the third 2025 quarter represented a slight improvement compared to previous periods, although in a context of unwavering pressure on the labor market and high levels of informality.

The reporting period was marked by high levels of political and financial volatility associated with midterm elections. The legislative elections held on October 26, 2025 resulted in a significant renewal, shifting the legislative balance and the dynamics for the implementation of reforms. The ruling party increased its representation, although it still lacks its own majority. In view of this context, the Executive Branch stated its intention to drive initiatives aimed at fiscal consolidation, reduction of inflation and economic deregulation.
The government kept its focus on fiscal consolidation and the gradual implementation of reforms, in order to strengthen investors’ trust and move forward to a more stable macroeconomic scenario.
With the aim of reducing exchange instability and curb financial volatility prior to elections, the Argentine government entered into an assistance agreement with the United States. The agreement included a US$ 20,000 million currency swap mechanism and the intervention of the United States Treasury with the purchase of Argentine pesos in the domestic market. The purpose of such measures was to strengthen international reserves and provide foreseeability in a context of high pre-electoral uncertainty.
On April 11, 2025, the Government announced the launch of the next phase of its macroeconomic plan, which includes, among other measures: (i) allowing the exchange rate of the U.S. dollar in the official foreign exchange market (MULC) to fluctuate within a moving band between Ps. 1,000 and Ps. 1,400, with the band limits widening at a monthly rate of 1%; (ii) eliminating the “dollar blend” mechanism, lifting foreign exchange restrictions for individuals, allowing profit distributions to foreign shareholders starting from fiscal years beginning in 2025, and relaxing deadlines for foreign trade payments; and (iii) reinforcing the nominal anchor by enhancing the monetary policy framework, under which the BCRA will not issue pesos to finance the fiscal deficit or to remunerate its monetary liabilities.

On September 7, 2025, legislative elections were held in the Province of Buenos Aires, in which the ruling party suffered a significant defeat against the opposition coalition Fuerza Patria, which obtained a lead of more than 13 percentage points. National legislative elections were held on Sunday, October 26, the results of which defined the new composition of the National Congress and could have significant implications for Argentina’s economic and regulatory outlook. The government has clearly expressed its intention to move forward with structural reforms aimed at fiscal consolidation, reducing inflation, and economic deregulation; however, uncertainty remains regarding the legislative support needed to implement them. The lack of legislative consensus could limit the scope of the proposed reforms, influence market expectations, and affect macroeconomic stability. The volatility of the Argentine economy and the measures adopted by the government have had, and are expected to continue having, a significant impact on our result of operations and financial situation.
One year after its enactment, the Foundations Law has significantly changed economic and administrative structures in Argentina. Such changes advanced privatization processes, the restructuring of state entities and the execution of RIGI, which started to back investment projects in strategic sectors such as energy and mining, among them Vaca Muerta Sur and Argentina GNL.
The implementation of RIGI allowed us to request adherence to our private initiative project for the expansion of the GPM natural gas transportation capacity. For further information, see “3. Our Businesses. Natural gas transportation. Private Initiative.”
On December 27, 2025, the National Congress simultaneously passed the 2026 Budget Law as well as the law known as “Fiscal Innocence Law.” The latter establishes a tax payers’ presumption of innocence, updates the thresholds for the classification of tax offences, reduces the statute of limitations for tax offences and enables voluntary enrollment to regularize fiscal matters. These provisions bring about higher legal and fiscal certainty, favoring transparency and compliance in corporate management.
The restructuring of the global geopolitical context and order, combined with changes in Argentina’s political and macroeconomic frameworks, creates a dynamic of significant transformations in the overall business climate, particularly in the energy sector.
The restructuring of the economy and shifts in the global perception of Argentina, together with the development of Vaca Muerta and the consequent reconfiguration of the oil and gas industry -driven by a focus on unconventional resources with the need to rebuild transportation and energy infrastructure-, create a dynamic environment with abundant opportunities.
Our Management is permanently monitoring the evolution of the variables that may have impact on our business, in order to outline business plans and identify the possible impacts on our financial condition. This Annual Report must be read in light of the circumstances above mentioned.
While our business continued growing in 2025, our operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina.”

Management review of 2025 and outlook
Review
Devaluation of the Argentine peso against the U.S. dollar during 2025 —from Ps. 1,032.00 to Ps. 1,455.00— reached 41.0%, compared to a 27.7% devaluation for the year 2024 relative to 2023. Although inflation -measured by the CPI- decreased significantly during 2025 compared to 2024, it has had a negative impact on our costs and profitability. This impact has been mitigated by the tariff increase in the natural gas transportation segment according and the conclusion of the five-year tariff review and the 2024 Transitional Agreement.
During 2025, our financial position has remained stable and, as discussed in “—B. Liquidity and capital resources,” cash flow from operations has been sufficient to finance our capital expenditures for 2025. Additionally, with a focus on prudent management of our capital structure and preserving our financial position, we issued on November 20, 2025, the 2035 Notes, with a nominal value of US$500,000,000.
During 2025 the exchange restrictions have been gradually relaxed, during 2025 we incurred new indebtedness with well-known financial institutions of Ps. 181,596 million and repaid Ps. 582.1 million in order to cancel goods and services imports. For additional information regarding the new indebtedness incurred during 2025, see “—B. Liquidity and Capital Resources—Description of Indebtedness.”
We have allocated our short-term investment in financial instruments to protect our financial position from inflation and devaluation by increasing our position in financial assets at amortized cost and measured at fair value through profit or loss.
Notwithstanding the above, we cannot assure that the evolution of inflation and other macroeconomic variables will not have an adverse effect on our financial position and results of operations. For further information, see “Item 3. Key Information—D. Risk Factors.”
In addition to the above-mentioned respect of the impact of the devaluation of the Argentine peso on our foreign currency liability position, as of December 31, 2025, there have not been material changes to our Statement of Financial Position compared to December 31, 2024.
For further information, see “—Discussion of results of operations for the years ended December 31, 2025 and 2024” below.
Outlook and other material events that may impact in our financial condition
During 2025 and 2024, our Natural Gas Transportation business experienced a significant normalization of its tariff framework. As from April 3, 2024, we received a transitional tariff increase of 675%, followed by periodic tariff adjustments calculated in accordance with the Transitional Adjustment Index. During 2025, we concluded the five-year tariff review process with ENARGAS, establishing a new regulatory framework applicable for the 2025–2029 period.
On June 30, 2025, ENARGAS issued Resolution No. 421/2025 approving new tariff charts applicable to us. These tariff charts include: (i) a monthly tariff adjustment mechanism established by Resolution No. 241/2025 issued by the Secretariat of Energy and approved by ENARGAS through Resolution No. 350/2025, which applies a formula based on the evolution of the CPI (50%) and the WPI (50%) published by INDEC; and (ii) the tariff increase arising from the five-year tariff review. This framework provides increased visibility regarding the evolution of regulated revenues and supports the execution of the approved investment plan. For additional information, see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Tariff situation.” As a result of the tariff adjustments implemented since April 2024, revenues from the Natural Gas Transportation segment increased to Ps. 705,124 million in 2025, compared to Ps. 580,296 million in 2024, representing 41% of total revenues for the year. However, given the hyperinflationary environment in Argentina, the real impact of such increases remains exposed to the evolution of inflation and the timing of regulatory adjustments. With respect to our Liquids Production and Commercialization segment, international market conditions remain volatile. Global inflationary pressures, fluctuations in international reference prices for NGLs and changes in logistics costs, including sea freight rates, may continue to affect margins on export revenues. During 2025, average international reference prices for propane, butane and natural gasoline declined compared to 2024, contributing to a decrease in segment revenues to Ps. 660,573 million from Ps. 732,283 million in 2024.

This effect was partially mitigated by improved domestic pricing conditions under local supply programs, higher volumes of ethane commercialized and a lower cost of replacement gas (RTP), which contributed to preserving operating margins. Going forward, the performance of this segment will continue to depend on international price dynamics, logistics costs, domestic regulatory frameworks and the quality and richness of the natural gas processed.
On March 7, 2025, unprecedented heavy rains —without any statistical precedent in the last 100 years— fell on the city of Bahía Blanca and surrounding areas, causing widespread flooding across urban and adjacent regions.
The Event caused the Saladillo García stream to overflow, flooding the Cerri Complex, which resulted in the paralysis of liquids production and partially affected natural gas transportation services. The external electric distribution system, as well as the electric generation and distribution facilities of the installation, were impacted. On March 24, 2025, the natural gas transportation service was restored with no significant impact in the natural gas transportation revenues. We carried out cleanup efforts and prioritized getting the plant back to full operation. Currently, the Cerri Complex is operating under normal conditions.
For the year ended December 31, 2025, we recorded a loss of Ps. 54,281 million related to expenses and asset impairments arising from the Event, which is reflected in Note 8.I) “Other operating results, net” and Note 24 “Climate Event at General Cerri Complex” to our Financial Statements. We maintain insurance coverage for property damage and business interruption, subject to policy terms, deductibles and sub‑limits. The property damage deductible amounts to US$1 million, and business interruption coverage includes a 60‑day waiting period applicable to the Liquids segment.
While negotiations with insurance providers are ongoing and the final recovery amount and timing remain uncertain, as of December 31, 2025 we received Ps. 3,307 million as advance payments against the final settlement of the claim.
As of December 31, 2025, we maintained a solid financial position, with total assets amounting to Ps. 5,414,210 million, compared to Ps. 4,465,552 million as of December 31, 2024. The increase of Ps. 948,658 million was primarily driven by higher cash and cash equivalents, increased holdings of financial assets and continued investments in property, plant and equipment.
Capital expenditures during 2025 were largely focused on maintaining the reliability and integrity of the natural gas transportation system, expanding midstream infrastructure in Vaca Muerta and restoring assets affected by the climatic event at the General Cerri Complex.
Total liabilities amounted to Ps. 2,286,345 million as of December 31, 2025, compared to Ps. 1,527,394 million as of December 31, 2024. This increase was mainly attributable to the growth in non‑current financial debt, which reached Ps. 1,460,728 million, reflecting the 2035 Notes issued during 2025 to strengthen our liquidity profile and support our investment plan.

Overall, our financial position as of December 31, 2025 reflects a balanced capital structure with a strong equity base and adequate liquidity levels, providing financial flexibility to support ongoing operations, planned capital expenditures and future growth initiatives, while remaining exposed to macroeconomic conditions in Argentina and international financial markets.
Argentina continues to operate in a complex macroeconomic and financial environment. Although inflation decelerated significantly during 2025 and certain macroeconomic indicators showed improvement, uncertainty remains regarding inflation dynamics, exchange rate evolution, access to financing and geopolitical developments, all of which could affect the execution of our investment plans and operating costs.
New accounting pronouncements adopted after January 1, 2025, and pronouncements not yet effective as of December 31, 2025
For more information, see Note 4.a) “New IFRS accounting standards” to our Financial Statements.
Discussion of Results of Operations for the Years Ended December 31, 2025 and 2024
The following table presents a summary of our consolidated results of operations for the years ended December 31, 2025 and 2024, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:
	Year ended December 31,
	2025	2024	Variation	Percentage of change
	(In millions of pesos)
Revenues	1,720,626	1,604,587	116,039	7.2
Costs of sales	(787,388)	(756,721)	(30,667)	4.1
Gross profit	933,238	847,866	85,372	10.1
Administrative and selling expenses	(182,449)	(163,998)	(18,451)	11.3
Reversal of Impairment of PPE	-	52,127	(52,127)	(100.0)
Other operating results, net	(47,308)	1,073	(48,380)	(4,510)
Operating profit	703,481	737,067	(33,586)	(4.6)
Net financial results	(63,166)	28,362	(91,527)	(322.7)
Share of profit from associates	3,728	321	3,407	1,062.3
Income tax expense	(223,183)	(278,804)	55,621	(19.9)
Total comprehensive income for the year	420,860	486,945	(66,085)	(13.6)

Year 2025 Compared to Year 2024
Total comprehensive income
For the year ended December 31, 2025, we reported a total net income and a total comprehensive income of Ps. 420,860 million, which represents a Ps. 66,085 million decrease compared to the total comprehensive income of Ps. 486,945 million reported in 2024.

The material factors affecting total comprehensive income were as follows:
•
Revenues to third-parties reached Ps. 1,720,626 million in 2025, which represents a Ps. 116,039 million increase compared to 2024. This increase was mainly due to higher revenues in the Natural Gas Transportation business segments of Ps. 124,828 million. For more information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Regulated Natural Gas Transportation Segment” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Regulated Natural Gas Transportation Segment—Liquids Production and Commercialization.”

•
Cost of sales, including depreciation of PPE, reached Ps. 787,388 million in 2025, which represents a Ps. 30,667 million increase compared to 2024. This increase was mainly due to higher labor costs by Ps. 7,040 million, PPE maintenance by Ps. 10,455 million and depreciation of property, plant and equipment by Ps. 31,798 million. These effects were partially offset by a Ps. 28,545 million reduction in the cost of natural gas processed in the Cerri Complex (mainly due a decrease in price, measured in current pesos).

•
Administrative and selling expenses were Ps. 182,449 million in 2025, which represents a Ps. 18,451 million increase compared to 2024. This increase was mainly due to impairment of financial assets by Ps. 11,079 million, insurance by Ps. 3,728 million and professional services fees by Ps. 4,577 million.

•
During 2025, subsidies decreased by Ps. 2,968 million, this mainly driven by the increase in international prices. For more information see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

•	Cost of sales for the years ended on December 31, 2025 and 2024, represented 45.8% and 47.2%, respectively, of revenues reported in the corresponding year.

Administrative and selling expenses for the years ended on December 31, 2025 and 2024, represented 10.6% and 10.2%, respectively, of net revenues reported in the corresponding year.
Share of Profit from Associates
For the year ended December 31, 2025, we recorded a profit from our investment in associates of Ps. 3,728 million, compared to Ps. 321 million recorded in 2024.
Net Financial Results
In accordance with IAS 29 we presented the financial results in gross terms considering the effects of the change in the currency purchasing power in a single separate line titled “loss on monetary position.” Gains and losses from monetary positions represent the effects of inflation on our monetary liabilities and assets, respectively.

Net financial results for the years ended December 31, 2025 and 2024, are as follows:
	Year ended December 31,
	2025	2024
	(in millions of pesos)
Financial income
Interest income	32,705	30,578
Foreign exchange gain	185,761	122,276
Subtotal	218,466	152,854
Financial expenses
Interest expense	(88,653)	(73,286)
Foreign exchange loss	(297,610)	(199,651)
Subtotal	(386,263)	(272,937)
Other financial results
Fair value gain on financial instruments through profit and loss	174,028	236,286
Others	(10,510)	(22,846)
Subtotal	163,518	213,439
Loss on net monetary position	(58,886)	(64,995)
Total	(63,166)	28,362

In accordance with the provisions of IAS 29, we opted to present the gain on the monetary position in a single line included in the financial results. This presentation implies that the nominal values of the financial results have been adjusted for inflation. The real values of financial results are different from the components of financial results presented above.
For fiscal year 2025, the net financial loss increased by Ps. 91,527 million compared to the prior year. This negative variation is mainly due to the lower fair value gain on financial instruments through profits and loss of Ps. 62,258 million and higher negative net foreign exchange difference of Ps. 34,474 million.
The peso/US dollar exchange rate ended at a value of Ps. 1,455 per US dollar as of December 31, 2025, representing an increase of 41% (or Ps. 423 per US dollar) compared to the exchange observed as of December 31, 2024. As of December 31, 2024, such rate increased by 27.65% (or Ps. 223.55 per US dollar) respect to the exchange rate as of December 31, 2023. Our net liability position in US dollars increase in 2025.
Likewise, we recorded a loss on net monetary position of Ps. 58,886 million compared with the loss of Ps. 64,995 million in 2024, represented a positive variation of Ps. 6,108 million as a consequence of the deceleration of inflation and the net liability monetary position.
The effects mentioned above were partially offset by the negative variation in results generated by financial assets of Ps. 62,258 million.
Income tax expense
Income tax for fiscal year 2025 was an expense of Ps. 223,183 million, compared to the expense of Ps. 278,804 million in fiscal year 2024. The lower income tax charge was primarily due to the decrease in taxable income in fiscal year 2025.

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2025 and 2024:
	Year ended December 31,		Year ended December 31, 2025 compared to year ended December 31, 2024
	2025	2024	Variation	Percentage Change
	(in millions of pesos)
Natural Gas Transportation
Revenues	705,124	580,296	124,828	21.5
Intersegment revenues	30,425	16,082	14,343	89.2
Cost of sales	(312,107)	(281,658)	(30,449)	10.8
Gross profit	423,443	314,720	108,722	34.6
Administrative and selling expenses	(91,320)	(77,616)	(13,703)	17.7
Other operating (expense) / income	(10,441)	772	(11,213)	(1,452.5)
Reversal of Impairment of PPE	-	52,127	(52,127)	(100.0)
Operating profit	321,682	290,003	31,679	10.9

Liquids Production and Commercialization
Revenues	660,573	732,283	(71,710)	(9.8)
Cost of sales	(360,168)	(381,988)	21,820	(5.7)
Gross profit	300,405	350,295	(49,890)	(14.2)
Administrative and selling expenses	(47,849)	(55,747)	7,897	(14.2)
Other operating expense	(35,560)	(989)	(34,571)	3,495.6
Operating profit	216,995	293,558	(76,563)	(26.1)

Midstream
Revenues	347,314	283,797	63,517	22.4
Cost of sales	(139,267)	(102,738)	(36,529)	35.6
Gross profit	208,048	181,059	26,988	14.9
Administrative and selling expenses	(41,606)	(28,943)	(12,663)	43.8
Other operating income	(1,267)	1,290	(2,557)	(198.2)
Operating profit	165,174	153,406	11,768	7.7

Telecommunications
Revenues	7,615	8,212	(597)	(7.3)
Cost of sales	(6,272)	(6,420)	148	(2.3)
Gross profit	1,343	1,792	(449)	(25.1)
Administrative and selling expenses	(1,674)	(1,692)	18	(1.1)
Other operating income	(39)	-	(39)	N/A
Operating (loss)/profit	(370)	100	(470)	(470)

Regulated Natural Gas Transportation Segment
The Natural Gas Transportation business segment represented 41% and 36% of our total revenues during the years 2025 and 2024, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. We also provide interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, we render operation and maintenance services for the Natural Gas Transportation facilities, which belong to certain gas trusts created by the Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to ENARGAS regulation.
For additional information regarding the history of our discussions with various governmental authorities in relation to the adjustment of our gas transportation tariffs see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework.”
During 2025, the Natural Gas Transportation business segment recorded an operating profit of Ps. 321,682 million, compared to the operating profit of Ps. 290,003 million recorded in 2024. The main factors that affected the results of operations of this segment compared to 2024 are the following:
•	Revenues from the Natural Gas Transportation business segment increased by Ps. 139,171 million for the year 2025 compared to 2024.

•	During 2025, we received an aggregate nominal tariff increase of 24%.

•
Revenues related to natural gas firm transportation contracts increased by Ps. 81,584 million for the year 2025 compared to 2024, as we had received a nominal tariff increases of 24%. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Regulation of Transportation Rates—Actual Rates” for additional information.

•
Revenues related to interruptible natural gas transportation service increased by Ps. 36,187 million for the year 2025 compared to 2024. The increase mainly resulted from tariff increase discussed above and higher volumes dispatched.

•
Revenues relating to the CAU increased by Ps. 7,057 million for the year 2025 compared to 2024 primarily as a result of the same tariff effect. The value of the CAU is much lower than the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any investment in the construction and expansion of the assets to which the CAU relates. For additional information regarding the CAU see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations.”

•
Costs of sales, administrative and selling expenses for the year ended December 31, 2025 increased by Ps. 44,152 million, from Ps. 359,274 million to Ps. 403,426 million, as compared to the year ended December 31, 2024. This increase was mainly attributable to higher: depreciation by Ps. 10,685 million, PPE maintenance of Ps. 10,127 million, impairment of financial assets of Ps. 8,768 million, turnover tax of Ps. 4,302 million, insurance of Ps. 3,099 million and labor costs of Ps. 2,979 million. These effects were partially offset by license fee of Ps. 1,466 million.

•	During 2024, we recorded a reversal of a previously recorded impairment of PPE by Ps. 52,127 million.

•	During 2025 we recorded other operating expense of Ps. 10,441 million, compared to the income recorded in 2024. The negative variation was mainly due to charges recorded due to the Event.

Current tariffs
In December 2023, within the context of a significant deterioration in the real value of regulated tariffs, ENARGAS initiated a process to implement a transitory adjustment to natural gas transportation tariffs. On December 14, 2023, ENARGAS issued Resolution No. 704/2023, convening a Public Hearing held on January 8, 2024, to address a transitory tariff adjustment. Following such hearing, Resolution No. 52/2024, dated February 15, 2024, ratified its validity and established that the resulting transitory tariff charts would be issued within 30 business days.
On December 16, 2023, the Argentine Executive Branch issued the Decree No. 55/2023, declaring a state of emergency in the national energy sector through December 31, 2024. Among other matters, this decree: (i) ordered the commencement of the five‑year tariff review process, (ii) provided for the intervention of ENARGAS as from January 1, 2024, and (iii) instructed the Secretariat of Energy to issue the regulations and procedures required to determine tariff conditions for natural gas transportation services. The energy emergency was subsequently extended through July 9, 2026 by Decree No. 370/2025.
On March 26, 2024, we entered into the 2024 Transitional Agreement with ENARGAS, which provided for a transitory tariff increase of 675% in natural gas transportation tariffs. This increase became effective on April 3, 2024, following the issuance of Resolution No. 112/2024. Under the terms of Resolution No. 112/2024, and until the completion of the five-year tariff review process, tariffs were initially intended to be adjusted on a monthly basis in accordance with a composite index, the Transitory Composite Index, comprised of: (i) the Registered Private Sector Salary Index published by INDEC (47%), (ii) the WPI (27.2%), and (iii) the Construction Cost Index for Greater Buenos Aires – materials component (25.8%). The Transitional Agreement also eliminated prior restrictions on dividend distributions. However, during the period from May to July 2024, ENARGAS informed us that the implementation of the monthly tariff adjustments would be postponed. In addition, ENARGAS notified that, for the remainder of 2024, the adjustment methodology initially contemplated under the Transitional Composite Index would be replaced by adjustments based on expected inflation estimates issued by the Ministry of Economy. As a result, tariff charts in effect as of April 3, 2024, remained unchanged during certain months of 2024.
Accordingly, during 2024 and 2025, we received a series of tariff increases of 675%, 4.0%, 1.0%, 2.7%, 3.5%, 3.0%, 2.5%, 1.5% and 1.7%, effective as of April 3, August 1, September 2, October 1, November 4 and December 4, 2024, and January 1, February 1 and March 6, 2025, respectively. These adjustments had a material impact on the year‑on‑year increase in revenues from the Natural Gas Transportation segment.
Pursuant to the five‑year tariff process, on January 14, 2025, ENARGAS, through Resolution No. 16/2025, called for a public hearing held on February 6, 2025, to consider, among other matters, the five‑year tariff review applicable to natural gas transportation and distribution services, as well as the methodology for periodic tariff adjustments. At such hearing, we submitted our proposal, which included our Five‑Year Opex and CaPex Plan for the 2025–2029 period, our regulatory capital base, and a proposed weighted average cost of capital (“WACC”) of 9.98% in real terms after tax. During the same process, ENARGAS indicated that it would apply a WACC of 7.18% in real terms after tax. Subsequently, through Resolution No. 256/2025, ENARGAS approved the five‑year tariff review based on the parameters determined by the regulator.

Subsequently, Decree No. 371/2025 designated the Secretariat of Energy as the enforcement authority for matters requiring amendments to contracts or licenses related to tariffs. In this context, Resolution No. 241/2025 established a monthly tariff adjustment mechanism, replacing the previous semi‑annual adjustment scheme. On June 5, 2025, we consented to such resolution and ENARGAS approved the methodology for calculating transportation tariffs based on a formula combining CPI and WPI through Resolution No. 350/2025. On July 1, 2025, ENARGAS published Resolution No. 421/2025, granting a periodic tariff update of 0.62% together with the corresponding five‑year tariff review increase. Additional periodic updates were subsequently granted effective August 1, September 1, October 1, November 1 and December 1, 2025, and January 1 and February 1, 2026, through Resolutions No. 539/2025, 622/2025, 732/2025, 812/2025, 907/2025, 1000/2025 and 32/2026, providing monthly adjustments of 1.63%, 2.38%, 2.49%, 2.89%, 1.71%, 2.03% and 2.63%, respectively, together with the applicable five‑year tariff review increases.
On June 13, 2024, ENARGAS issued a technical and legal report concluding that we had fully complied with our obligations under the License. Following the non‑binding public hearing held on October 21, 2024, such report enabled ENARGAS to issue a recommendation to the Executive Branch regarding the extension of the License. By means of Decree No. 495/2025, the Executive Branch ratified the Memorandum of Agreement entered into between the Ministry of Economy and us on July 11, 2025, extending the License originally granted by Decree No. 2458/1992 for an additional 20‑year term as from December 28, 2027.
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
The Liquids Production and Commercialization segment represented 38% and 46% of our total revenues during the years ended December 31, 2025, and 2024, respectively. Liquids Production and Commercialization activities are conducted at the Cerri Complex, which is located near Bahía Blanca and is connected to each of our main pipelines. At the Cerri Complex, we recover ethane, LPG and natural gasoline for our own account, on behalf of our customers and on a fee basis, collecting a commission for the extracted Liquids delivered to our customers.
For the fiscal years 2025 and 2024, all of our sales were made for our own account.
All ethane produced by our Liquids segment in the years ended December 31, 2025 and 2024 was sold locally to PBB. Our ethane sales for the years 2025 and 2024 represented 27.5% and 24.6% of our Liquids Production and Commercialization net revenues.
In 2025, we sold 54.8% of our production of LPG in the local market to LPG marketers, compared to 48.5% in 2024, with the remainder exported to LPG traders. In addition, all-natural gasoline produced during 2025 and 2024 was exported. For more information about these contracts, see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

The total annual sales for the Cerri Complex for 2025 and 2024 in tons were as follows:
	Years ended December 31,		Year ended December 31, 2025 compared to year ended December 31, 2024
	(volumes in tons)		(volumes in tons)
	2025	2024	Increase/ (Decrease)	Percentage Change
Local Market
Ethane	334,596	309,894	24,702	8.0
Propane	191,020	201,257	(10,237)	(5.1)
Butane	112,786	154,760	(41,974)	(27.1)
Subtotal	638,402	665,911	(27,509)	(4.1)

Exports
Propane	192,602	192,412	190	0.1
Butane	147,265	111,363	35,902	32.2
Natural Gasoline	98,460	107,664	(9,204)	(8.5)
Subtotal	438,327	411,440	26,887	6.5
Total Liquids	1,076,729	1,077,350	(621)	(0.1)

The Liquids segment was impacted during 2025 by a large‑scale climatic event that tested both our facilities and operational capabilities. Despite the temporary shutdown of the General Cerri Complex, the rapid response of our teams and the operational resilience of our assets enabled a swift recovery. Supported by the quality of the natural gas processed —particularly volumes sourced from Vaca Muerta— and the operational efficiency of our facilities, total liquids sales reached 1,076,729 tons, while production levels remained above 1,000,000 tons. During 2025, the segment operated with efficiency and reliability ratios of 98.4% and 98.8%, respectively, reinforcing our leading position in the sector.
Export revenues from our Liquids Production and Commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of regulation of domestic prices See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports.”
For the years ended December 31, 2025 and 2024, the total accrued withholding taxes on exports amounted to Ps. 22,287 million and Ps. 30,423 million, respectively.
In the domestic market, the Secretariat of Energy continued to implement measures aimed at reducing the fiscal impact of energy subsidies and mitigating the adverse effects that participation in the Households with Bottles Program and the Propane for Networks Agreement has historically had on the operating results of natural gas liquids producers. These measures included increases in the regulated sales prices applicable under such programs.
Historically, participation in these programs required the commercialization of LPG volumes at prices below market levels and, under certain circumstances, below processing costs. However, as from January 24, 2025, following the enactment of Resolution No. 15/2025 issued by the Secretariat of Energy, the maximum sale price applicable to products supplied under the Households with Bottles Program was eliminated. While the obligation to supply the domestic market remains in force, the resolution removed the mandatory product supply contributions previously applicable under this program.
With respect to the Propane for Networks Agreement, the applicable framework provides for compensation payable by the Argentine Government, calculated as the difference between the regulated propane price and the export parity published monthly by the Secretariat of Energy. Nevertheless, significant delays have been experienced in the compensation collection. As of December 31, 2025, the outstanding balance amounted to Ps. 12,720 million. Under the terms of the agreement, such compensation is to be settled through fiscal credit certificates to be used for the payment of hydrocarbon export duties.

Additionally, Decree No. 446/2025, entered into force on July 3, 2025, introduced amendments to Law No. 26,020, including greater flexibility in producer pricing, while maintaining the obligation to supply the domestic market.
During 2025, not taking into account the aforementioned supply programs, domestic propane sales totaled 152,901 tons and domestic butane sales totaled 2,279 tons, primarily to the fractionating market and, to a lesser extent, to industrial, propellant and automotive segments.
In 2025, we continued commercializing ethane, under a long-term agreement entered with PBB. This agreement contemplates similar terms to the ones agreed in the previous agreement, but includes improvements in the take or pay clause of annual compliance, which ensures us an increase in our sales volume to be implemented gradually over the first five years of the agreement. In 2025, ethane tons sold to PBB slightly went up to 334,596 tons, from the 309,894 tons recorded in 2024.
See “Item 4. Our Information—B. Business Overview—Competition—Liquids Production and Commercialization—Regulation—International Market” for additional information.
During 2025 the Liquids Production and Commercialization business segment recorded operating profits of Ps. 216,995 million, compared to Ps. 293,558 million in 2024. The main factors that influenced the results of operations for this segment in 2025, compared to 2024, were the following:
•
Revenues decreased by Ps. 71,710 million for the year 2025 compared to 2024. This negative effect was mainly due to lower international benchmark prices by Ps. 76,617 million, the negative real exchange rate variation by Ps. 35,678 million, lower volumes of trading and propane and butane and natural gasoline of Ps. 13,962 million and Ps. 12,903 million, respectively. These effects were partially offset by higher domestic butane prices of Ps, 56,179 million and higher volumes of ethane dispatched by Ps. 13,408 million.

•	Subsidies decreased by Ps. 2,968 million in the year 2025 compared with 2024.

•	In 2025 propane, butane and natural gasoline average export prices recorded decreases of 4%, 10% and 14%, respectively, compared to 2024.

•	During 2025, the production of Liquids reached 1,076,729 tons, 621 tons lower than in 2024, despite of the occurrence of the Event.

•	There were no production restrictions during the winter period, as a result of a greater supply of local gas due to non-conventional gas developments.

•
Cost of sales, administrative and selling expenses for the year ended December 31, 2025, decreased by Ps. 29,718 million, to Ps. 408,017 million from Ps. 437,735 million, as compared to the year ended December 31, 2024. This decrease was mainly due to lower cost of natural gas purchased as RTP of Ps. 14,202 million (mainly as a consequence of the decrease in the price of natural gas), taxes on exports of Ps. 8,136 million and property, plant and equipment maintenance of Ps. 4,311 million.

•	Other operating expenses increased by Ps. 34,571 million, principally as a consequence of charges made by the Event.

In 2025, export revenues from the Liquids Production and Commercialization segment were Ps. 292,674 million and accounted for 17% of total revenues and 44% of total Liquids Production and Commercialization revenues, as compared to 23% and 51%, respectively, in 2024
In 2025, we exported propane and butane at spot prices, which allowed us to capture opportunities associated with different market niches, allowing us to considerably increase the individual fixed prices of each operation.
In 2025, we continued commercializing LPG by land, dispatching roughly 11,402 trucks (303,106 tons) loaded with our own product, in comparison to 14,389 trucks (331,751 tons) dispatched in 2024. Trucks dispatches are basically carried out to meet our domestic demand and allow us to export our products to neighboring countries. Although these volumes are substantially lower than exports by sea, they capitalize a higher operative margin and increase our clients’ portfolio.
We continued rendering logistic services at Puerto Galván facilities in a successful manner in spite of the partial impairment of the facilities after the Event.
In 2025, propane and butane deliveries overseas were conducted in a spot modality, seizing opportunities related to different markets’ niches, which allowed us to increase considerably the fixed premiums of each transaction.
We also keep strengthening our positioning in the Brazilian market, maintaining our sea exports in a direct modality (with no go-betweens) to Brazilian LPG distributors.
In connection with natural gasoline, in 2024 and 2025 exports were conducted pursuant to an agreement entered with Trafigura Pte Ltd at an international price less a discount, for a term of 2 years from February 2024 to February 2026. As of the date this Annual Report, we have been able to enter an agreement with ATMI Total Energies (subsidiary of Total Energies) for the period between March 2026 to February 2028, improving the conditions of the agreement in effect in 2025.
As previously mentioned, international prices showed a downward trend in 2024, declining steadily throughout the year with only minor monthly fluctuations.
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

During 2025, the Midstream business segment recorded an operating profit of Ps. 165,174 million, which represents a Ps. 11,768 million increase compared to Ps. 153,406 million in 2024. In 2025, the main factors that affected the results of operations of this segment were the following:
•
Revenues increased by Ps. 63,517 million primarily due to: (i) higher natural gas transportation and conditioning services in Vaca Muerta for Ps. 79,488 million. These effects were partially offset by a decrease in the real exchange rate on revenues denominated in U.S. dollars for Ps. 15,592 million, compression of natural gas services by Ps. 642 million and lower operation and maintenance services rendered by Ps. 355 million.

•
Costs of sales, administrative and selling expenses increased by Ps. 49,192 million, mainly due to increases in: (i) depreciation of PPE by Ps. 19,818 million, (ii) third-party services by Ps. 5,293 million, (iii) repair and maintenance expenses by Ps. 4,865 million and (iv) labor costs by Ps. 3,790 million.

Telecommunications
Telecommunication services are rendered by our subsidiary Telcosur. During 2025, the Telecommunications business segment recorded operating losses of Ps. 370 million, compared to profits of Ps. 100 million in 2024. The main factors that affected the results of operations of this segment during 2025 are the following:
•	Revenues decreased by Ps. 597 million in the year ended December 31, 2025, in comparison to 2024.

•
Costs of sales, administrative and selling expenses decreased by Ps. 166 million in the year ended December 31, 2025, in comparison to 2024, mainly due to lower third-party services and telecommunications and post expenses.

Year 2024 Compared to Year 2023
	Year ended December 31,
	2024	2023	Variation	Percentage of change
	(in millions of pesos)
Revenues	1,604,587	1,297,140	307,447	23.7
Costs of sales	(756,721)	(815,698)	58,977	(7.2)
Gross profit	847,866	481,442	366,424	76.1
Administrative and selling expenses	(163,998)	(145,717)	(18,282)	12.5
Reversal of Impairment of PPE	52,127	-	52,127	100.0
Other operating results, net	1,073	(2,174)	3,246	(149.4)
Operating profit	737,067	333,552	403,515	121.0
Net financial results	28,362	(208,492)	236,853	(113.6)
Share of profit / (loss) from associates	321	(87)	408	(468.6)
Income tax expense	(278,804)	(57,602)	(221,202)	384.0
Total comprehensive income for the year	486,945	67,371	419,574	622.8

Total comprehensive income
For the year ended December 31, 2024, we reported a total net income and a total comprehensive income of Ps. 486,945 million, which represents a Ps. 419,574 million increase compared to the total comprehensive income of Ps. 67,371 million reported in 2023.
The material factors affecting total comprehensive income were as follows:
•
Revenues to third parties reached Ps. 1,604,587 million in 2024, which represents a Ps. 307,447 million increase compared to 2023. This increase was mainly due to higher revenue in the Natural Gas Transportation business segments of Ps. 296,545 million. For more information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Regulated Natural Gas Transportation Segment” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Regulated Natural Gas Transportation Segment—Liquids Production and Commercialization.”

•
Cost of sales, including depreciation of PPE, reached Ps. 756,721 million in 2024, which represents a Ps. 58,977 million decrease compared to 2023. This decrease was mainly due to Ps. 96,337 million reduction in the cost of natural gas processed in the Cerri Complex, mainly due a decrease in price, measured in current pesos. These effects were partially offset by an increase in the labor cost of Ps. 6,552 million, PPE maintenance of Ps. 14,751 million and technical operator assistance fee of Ps. 17,324 million.

•
Administrative and selling expenses were Ps. 163,998 million in 2024, which represents a Ps. 18,282 million increase compared to 2023. This increase was mainly due to higher tax on exports and turnover tax by Ps. 15,347 million, and professional services fees by Ps. 4,726 million. These effects were partially offset, principally, by a decrease in depreciation of PPE of Ps. 3,667 million.

During 2024, subsidies decreased by Ps. 7,105 million, mainly driven by the increase in international prices. For more information see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”
Cost of sales for the years ended on December 31, 2024 and 2023, represented 47.2% and 62.9%, respectively, of revenues reported in the corresponding year.
Administrative and selling expenses for the years ended on December 31, 2024 and 2023, represented 10.2% and 11.2%, respectively, of net revenues reported in the corresponding year.
Share of profit / loss from associates
For the year ended December 31, 2024, we recorded a profit from our investment in associates of Ps. 321 million, compared to a loss of Ps. 87 million recorded in 2023.
Net Financial Results
In accordance with IAS 29 we presented the financial results in gross terms considering the effects of the change in the currency purchasing power in a single separate line. Gains and losses from monetary positions represent the effects of inflation on our monetary liabilities and assets, respectively.

Net financial results for the years ended December 31, 2024 and 2023 are as follows:
	Year ended December 31,
	2024	2023
	(in millions of pesos)
Financial income
Interest income	30,578	69,295
Foreign exchange gain	122,276	774,075
Subtotal	152,854	843,370
Financial expenses
Interest expense	(73,286)	(70,550)
Foreign exchange loss	(199,651)	(1,372,385)
Subtotal	(272,937)	(1,442,935)
Other financial results
Fair value gain on financial instruments through profit and loss	236,286	560,925
Others	(22,846)	(7,939)
Subtotal	213,439	552,986
Loss on net monetary position	(64,995)	(161,912)
Total	28,362	(208,492)

In accordance with the provisions of IAS 29, we opted to present the gain on the monetary position in a single line included in the financial results. This presentation implies that the nominal values of the financial results have been adjusted for inflation. The real values of financial results are different from the components of financial results presented above.
For fiscal year 2024, the net financial gain increased by Ps. 236,853 million compared to 2023. This positive variation is mainly due to higher positive net foreign exchange difference of Ps. 520,935 million.
The peso/U.S. dollar exchange rate ended at a value of Ps. 1,032.00 per U.S. dollar as of December 31, 2024, representing an increase of 27.65% (or Ps. 223.55 per U.S. dollar) compared to the exchange observed as of December 31, 2023. As of December 31, 2023, such rate increased by 356% (or Ps. 631.29 per U.S. dollar) respect to the exchange rate as of December 31, 2022. Our net liability position in U.S. dollars decreased in 2024.
Likewise, we recorded a loss on net monetary position of Ps. 64,995 million in 2024, compared with the loss of Ps. 161,912 million in 2023. This represented a positive variation of Ps. 96,917 million as a consequence of the deceleration of inflation and the net liability monetary position.
The effects mentioned above were partially offset by the negative variation in results generated by financial assets of Ps. 324,639 million.
Income tax expense
Income tax for fiscal year 2024 was an expense of Ps. 278,804 million, compared to the expense of Ps. 57,602 million in fiscal year 2023. The higher income tax charge was primarily due to the increase in taxable income in fiscal year 2024.

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2024 and 2023:
	Year ended December 31,		Year ended December 31, 2024 compared to year ended December 31, 2023
	2024	2023	Variation	Percentage Change
Natural Gas Transportation
Revenues	580,296	283,751	296,545	104.5
Intersegment revenues	16,082	8,047	8,035	99.9
Cost of sales	(281,658)	(260,017)	(21,641)	8.3
Gross profit	314,720	31,781	282,940	890.3
Administrative and selling expenses	(77,616)	(64,495)	(13,121)	20.3
Other operating income / (expense)	772	(2,330)	3,102	(133.1)
Reversal of Impairment of PPE	52,127	-	52,127	100.0
Operating profit / (loss)	290,003	(35,044)	325,047	(927.5)
Liquids Production and Commercialization
Revenues	732,283	760,316	(28,034)	(3.7)
Cost of sales	(381,988)	(463,910)	81,922	(17.7)
Gross profit	350,295	296,406	53,888	18.2
Administrative and selling expenses	(55,747)	(50,501)	(5,246)	10.4
Other operating (expense) / income	(989)	(222)	(767)	345.5
Operating profit	293,558	245,683	47,875	19.5
Midstream
Revenues	283,797	245,256	38,541	15.7
Cost of sales	(102,738)	(93,403)	(9,334)	10.0
Gross profit	181,059	151,853	29,206	19.2
Administrative and selling expenses	(28,943)	(29,092)	149	(0.5)
Other operating income	1,290	378	912	241.3
Operating profit	153,406	123,139	30,267	24.6
Telecommunications
Revenues	8,212	7,817	395	5.1
Cost of sales	(6,420)	(6,415)	(5)	0.1
Gross profit	1,792	1,402	390	27.8
Administrative and selling expenses	(1,692)	(1,628)	(64)	3.9
Operating profit / (loss)	100	(226)	326	(144.3)
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

During 2024, the Natural Gas Transportation business segment recorded an operating profit of Ps. 290,003 million, compared to the operating loss of Ps. 35,044 million recorded in 2023. The main factors that affected the results of operations of this segment compared to 2024 are the following:
•	Revenues from the Natural Gas Transportation business segment increased by Ps. 304,580 million for the year 2024 compared to 2023.

•	During 2024, we received a nominal tariff increase of 791%.

•
Revenues related to natural gas firm transportation contracts for the year ended December 31, 2024, increased by Ps. 254,362 million for the year 2024 compared to 2023, as we had received a nominal tariff increase of 791%. For additional information, see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Regulation of Transportation Rates—Actual Rates.”

•
Revenues related to interruptible natural gas transportation service increased by Ps. 30,998 million for the year 2024 compared to 2023. The increase mainly resulted from tariff increase discussed above and higher volumes dispatched.

•
Revenues relating to the CAU increased by Ps. 11,185 million for the year 2024 compared to 2023 primarily as a result of the same tariff effect. For additional information regarding the CAU, see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations.”

•
Costs of sales, administrative and selling expenses for the year ended December 31, 2024 increased by Ps. 34,761 million, from Ps. 324,512 million to Ps. 359,274 million, as compared to the year ended December 31, 2023. This increase was mainly attributable to higher labor costs of Ps. 4,053 million, third parties’ services received of Ps. 2,896 million, technical operator assistance fees of Ps. 12,507 million, taxes and contributions of Ps. 12,330 million and PPE maintenance of Ps. 12,258 million. These effects were partially offset by lower depreciations of Ps. 3,727 million and license fee of Ps. 3,934 million.

•	During 2024, we recorded a reversal of a previously recorded impairment of PPE of Ps. 52,127 million.

In 2024, we recorded other operating income of Ps. 772 million, compared to the losses recorded of Ps. 2,330 million in 2023. The positive variation was mainly due to the reversal of provision for contingencies.
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
In 2024, we sold 48.5% of our production of LPG in the local market to LPG marketers, compared to 60.6% in 2023, with the remainder exported to LPG traders. In addition, all natural gasoline produced during 2024 and 2023 was exported. For more information about these contracts, see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.” The total annual sales for the Cerri Complex for 2024 and 2023 in tons were as follows:

	Years ended December 31,		Year ended December 31, 2024 compared to year ended December 31, 2023
	(volumes in tons)		(volumes in tons)
	2024	2023	Increase/ (Decrease)	Percentage Change
Local Market
Ethane	309,894	394,370	(84,476)	(21.4)
Propane	201,257	209,058	(7,801)	(3.7)
Butane	154,760	165,377	(10,617)	(6.4)
Subtotal	665,911	768,805	(102,894)	(13.4)

Exports
Propane	192,412	160,625	31,787	19.8
Butane	111,363	70,484	40,879	58.0
Natural Gasoline	107,664	129,272	(21,608)	(16.7)
Subtotal	411,440	360,381	51,058	14.2
Total Liquids	1,077,350	1,129,186	(51,836)	(4.6)

For the years ended December 31, 2024 and 2023, the total accrued withholding taxes on exports amounted to Ps. 30,423 million and Ps. 23,592 million, respectively.
The sales prices under the program for fiscal years 2024 and 2023 were as follows:
Resolution No.	Period	Ps. per ton (at values determined by each resolution)
762/23	September 2023 to January 2024	Ps. 50,938
11/24	February 2024 to August 2024	Ps. 137,838
216/24	September 2024 to November 2024	Ps. 240,000
394/24	As from December 2024	Ps. 420,000

The terms of Propane for Networks Agreement outlined compensations to be paid by the Argentine Government to the participants, calculated as the difference between the price at which propane is commercialized under the Propane for Networks Agreement and the export parity issued monthly by the Secretariat of Energy. However, there have been significant delays in the compensation collection. The overdue balance as of December 31, 2024 totaled Ps. 14,315 million. The Propane for Networks Agreement stipulates those payments will be conducted through fiscal credit certificates to be used by the producers for the payment of hydrocarbon export rights. As the date of this Annual Report, the certificates corresponding to the deliveries conducted in 2024 have not yet been issued.
Not considering the supply programs above mentioned, we sold in the local market 164,384 tons of propane and 2,601 tons of butane mainly to the fractionating market and to a lesser extent to the industrial, propellant and automobile segments.
In 2024, we continued commercializing ethane, under a long-term agreement entered with PBB. This agreement contemplates similar terms to the ones agreed in the previous one, but involves improvements in the take or pay clause of annual compliance, which ensures us an increase in our sales volume to be implemented gradually over the first five years of the agreement. In 2024, ethane tons sold to PBB slightly went up to 309,894 tons, from the 394,370 tons in 2023.

In 2024, the Liquids Production and Commercialization business segment recorded operating profit of Ps. 293,558 million, compared to Ps. 245,683 million in 2023. The main factors that affected the results of operations for this segment compared to 2023 were the following:
•
Revenues decreased by Ps. 28,034 million for the year 2024 compared to 2023. This negative effect was mainly due to the negative real exchange rate variation by Ps. 2,959 million, lower volumes of natural gasoline and ethane shipped by Ps. 69,628 million, lower ethane price by Ps. 59,072 million. These effects were partially offset by higher volumes of propane and butane dispatched of Ps. 52,795 million and international benchmark prices of Ps. 44,180 million.

•	Subsidies decreased by Ps. 7,105 million in the year 2024 compared with 2023.

•	In 2024, propane, butane and natural gasoline average export prices recorded increases of 8%, 10% and 3%, respectively, compared to 2023.

•	In 2024, the production of Liquids reached 1,077,350 tons, a decrease of 51,836 tons compared to 2023.

•	There were no production restrictions during the winter period, as a result of a greater supply of local gas due to non-conventional gas developments.

•
Notwithstanding the changes made to the Households with Bottles Program to supply LPG to the domestic market, for most of the year 2024, we sold this product to a lower price negatively affecting our result of operations.

•
Cost of sales, administrative and selling expenses for the year ended December 31, 2024, decreased by Ps. 76,676 million, to Ps. 437,735 million from Ps. 514,411 million, as compared to the year ended December 31, 2023. This decrease was mainly due to a lower cost of natural gas purchased as RTP of Ps. 96,337 million, mainly as a consequence of a decrease in the natural gas price— and labor costs of Ps. 1,173 million. These effects were partially offset by: (i) taxes on exports of Ps. 6,831 million, and (ii) third parties’ services received of Ps. 5,866 million.

•	Other operating expenses increased by Ps. 767 million.

In 2024, export revenues from the Liquids Production and Commercialization segment were Ps. 374,370 million and accounted for 23% of total revenues and 51% of total Liquids Production and Commercialization revenues, compared to 21% and 36%, respectively, in 2023.
In 2024, we exported propane and butane at spot prices, which allowed us to capture opportunities associated with different market niches, allowing us to considerably increase the individual fixed prices of each operation.
We sold our LPG exports at spot prices and to the date of this Annual Report, we are negotiating new agreements.
In 2024, we continued commercializing LPG by truck, dispatching roughly 14,389 trucks (331,751 tons) loaded with our own product, compared to the approximately 15,518 trucks (379,544 tons) of our own product dispatched in 2023. Trucks dispatches are basically carried out to meet our domestic demand and to export our products to neighboring countries. Although their volumes are substantially lower than the exports conducted by sea, they capitalize on a higher operative margin and increase our clients’ portfolio.

We continued rendering logistic services at Puerto Galván facilities successfully. Thanks to the high level of commitment of our employees and our operative efficiency of our facilities, we registered a new record of the number of trucks dispatched daily from the Galván Plant in the month of July 2024.
In 2024, propane and butane deliveries overseas were conducted in a spot modality, seizing opportunities related to different markets’ niches, which allowed us to increase considerably the fixed premiums of each transaction.
We also keep strengthening our positioning in the Brazilian market, maintaining our sea exports in a direct modality (with no go-betweens) to Brazilian LPG distributors.
Natural gasoline exports in 2024 were conducted pursuant an agreement entered with Trafigura Pte Ltd at an international price less a discount, for a term of 2 years from February 2024 to February 2026. International prices presented a stable trend in 2024, rising in the first quarter with some slight month-over-month contractions and then returning to a rising trend in the last quarter. In the short term, international prices are expected to show a rising trend.
Midstream
During 2024, the Midstream business segment recorded an operating profit of Ps. 153,406 million, which represents a Ps. 30,267 million increase compared to Ps. 123,139 million in 2023. The main factors that affected the results of operations of this segment during 2024 are the following:
•
Revenues increased by Ps. 38,541 million primarily due to: (i) higher natural gas transportation and conditioning services in Vaca Muerta for Ps. 41,796 million. These effects were partially offset by the decrease in the real exchange rate on revenues denominated in U.S. dollars for Ps. 1,021 million, compression of natural gas services by Ps. 1,990 million and lower operation and maintenance services rendered by Ps. 751 million.

•
Costs of sales, administrative and selling expenses increased by Ps. 9,186 million, mainly due to the increase in: (i) labor costs by Ps. 2,609 million, (ii) repair and maintenance expenses by Ps. 3,950 million and (iii) Technical operator assistance fees by Ps. 2,344 million.

Telecommunications
Telecommunication services are rendered by our subsidiary Telcosur. During 2024, the Telecommunications business segment recorded an operating profit of Ps. 100 million, compared to a loss of Ps. 226 million in 2023. The main factors that affected the results of operations of this segment during 2024 are the following:
•	Revenues increased by Ps. 395 million in the year ended December 31, 2024, when compared to 2023.

•	Costs of sales, administrative and selling expenses increased by Ps. 69 million in the year ended December 31, 2024, when compared to 2023, mainly due to lower labor costs and third-party services.

B. Liquidity and Capital Resources
In 2025, we maintained a solid liquidity position, supported primarily by cash flows generated from operations, our return to international capital markets through the issuance of the 2035 Notes, together with the outstanding 2031 Notes issued in 2024, and access to credit lines from top‑tier financial institutions, within the constraints imposed by prevailing macroeconomic and financial conditions in Argentina.
As of December 31, 2025, cash and cash equivalents and financial investments amounted to Ps. 1,808,174 million, reflecting strong cash generation and disciplined financial management. Net financial debt remained at manageable levels, providing adequate flexibility to meet operating needs, debt service requirements and planned capital expenditures. During 2025, cash flows from operations allowed us to fully fund our operating expenses, maintenance capital expenditures related to the natural gas transportation system and other operating assets, as well as investments associated with new projects.
Our principal uses of cash are capital expenditures, operating expenses, dividend payments to shareholders, servicing of financial debt and general corporate purposes. We believe that working capital, funds generated from operations and, to a lesser extent, financing from third parties will be sufficient to meet our short‑term liquidity needs. We continuously monitor our liquidity position in order to ensure compliance with our financial obligations and the execution of our strategic objectives, with financial solvency remaining a guiding principle of our capital management.
To preserve cash surpluses and mitigate financial risks, we invest excess liquidity primarily in low‑risk, highly liquid financial instruments, including private debt securities issued by top‑tier Argentine companies, and maintain deposits with high‑quality financial institutions located in Argentina and the United States. Our investment policy is designed to diversify credit risk and preserve capital. Given that a significant portion of our financial indebtedness is denominated in currencies other than the Argentine peso, we prioritize placements in U.S. dollar‑denominated or U.S. dollar‑linked instruments.
In 2025, we further diversified our investment portfolio through the acquisition of public and private bonds linked to the U.S. dollar and to the Stabilization Reference Coefficient published by the BCRA (Coeficiente de Estabilización de Referencia or CER), with the objective of mitigating exchange rate exposure on U.S. dollar‑denominated liabilities and reducing the impact of inflation on peso‑denominated cash balances. As of December 31, 2025, approximately 83%, or US$1,034 million, of our fund placements were denominated in or linked to U.S. dollars. During the year ended December 31, 2025, approximately 52% of our consolidated revenues were denominated in U.S. dollars. This natural hedge, combined with our investment strategy, allowed us to limit the impact of exchange rate volatility on our ability to service financial indebtedness.
Cash flows from operating activities remain sensitive to a number of factors, including: (i) fluctuations in international prices for LPG products, (ii) changes in production levels and demand for our products and services, (iii) regulatory developments, including taxes, export duties, price controls and tariffs applicable to our regulated transportation business, (iv) fluctuations in the natural gas price used as replacement gas (RTP), (v) exchange rate movements, and (vi) inflation‑driven increases in operating costs.
Historically, cash generation from our natural gas transportation business was adversely affected by delays in tariff adjustments relative to inflation and capital expenditure requirements. The tariff normalization process implemented since April 2024 has improved cash flow visibility and predictability. However, a further depreciation of the Argentine peso or renewed inflationary pressures not accompanied by corresponding tariff adjustments, or a sustained decline in liquids prices, could adversely affect our cash‑generating capacity, our ability to carry out mandatory capital investments and our ability to service financial debt.

In the Liquids Production and Commercialization segment, despite volatility in commodity prices and the impact of the Event, we were able to maintain a positive operating cash flow. While participation in domestic supply programs has historically affected margins and cash generation, regulatory measures implemented during 2025 improved pricing conditions. Nevertheless, delays in the collection of compensations under certain programs and continued regulatory intervention may continue to affect liquidity in this segment.
Our financial position is, and will continue to be, significantly dependent on operating performance, access to capital markets, regulatory developments, exchange rate dynamics and the execution of our capital expenditure program. Actual results may materially differ from our expectations due to changes in the Argentine macroeconomic environment and international financial markets.
Our primary sources and uses of cash during the years ended December 31, 2025, 2024 and 2023 are shown in the table below:
	Years ended December 31,
	2025	2024	2023
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	78,895	18,904	26,664
Cash flows provided by operating activities	551,667	636,915	543,056
Cash flows used in investing activities	(454,494)	(506,328)	(591,346)
Cash flows provided by / (used in) financing activities	654,694	(41,239)	70,622
Net increase in cash and cash equivalents	751,867	89,348	22,332
Foreign exchange gains on cash and cash equivalents	16,198	225	4,157
Monetary results effect on Cash and cash equivalents	(42,852)	(29,583)	(34,248)
Cash and cash equivalents at the end of the year	804,107	78,895	18,904

Based on our cash generation, existing liquidity and committed facilities, we believe that our working capital is sufficient to meet our present requirements, including operating expenses, working capital needs, debt service and maintenance capital expenditures.
Cash Flows Provided by Operating Activities
Cash flows provided by operating activities for the year ended December 31, 2025 amounted to Ps. 551,667 million, representing a decrease of Ps. 85,248 million compared to Ps. 636,915 million generated in 2024. This decrease was mainly attributable to higher income tax payments, which increased by Ps. 180,863 million. This effect was partially offset by higher comprehensive income, adjusted for non‑cash items, which increased by Ps. 105,443 million year‑on‑year, as well as by favorable variations in certain working capital components.
The cash flow provided by operating activities for the year ended December 31, 2024, increased by Ps. 93,859 million, mainly due to higher comprehensive income, adjusted for non-cash income and expense by Ps. 204,252 million and lower income tax payments by Ps. 26,777 million, partially offset by the increase in cash outflows by Ps. 137,170 million in connection with changes in assets and liabilities. The increase in cash outflows was mainly due to lower contract liabilities, trade receivables and other receivables, and an increase in trade payables payments.

Cash Flows Used in Investing Activities
Cash flows used in investing activities for the year ended December 31, 2025 amounted to Ps. 454,494 million, representing a decrease of Ps. 51,834 million compared to Ps. 506,328 million used in 2024. This decrease was mainly driven by lower capital expenditures in property, plant and equipment, primarily related to Midstream projects, amounting to Ps. 60,780 million, partially offset by higher acquisitions of financial assets not considered cash equivalents under IFRS Accounting Standards, which increased by Ps. 8,945 million.
The cash flow used in investment activities for the year ended December 31, 2024, decreased by Ps. 85,017 million, mainly driven by lower acquisitions of PPE within the framework of Midstream projects by Ps. 5,723 million and financial assets not considered cash equivalents according to IFRS Accounting Standards by Ps. 79,294 million.
Cash Flows Provided by / (Used in) Financing Activities
Cash flows provided by financing activities for the year ended December 31, 2025 amounted to Ps. 654,694 million, compared to cash flows used in financing activities of Ps. 41,239 million in 2024. This variation was mainly attributed to net proceeds from financial indebtedness during 2025, which amounted to Ps. 927,085 million, partially offset by dividend payments of Ps. 231,152 million.
Cash flow used in financing activities in 2024, amounted to Ps. 41,239 million compared to the cash flow provided by financing activities for Ps. 70,622 million for 2023. This effect was due to net payments of financial debt during 2024 by Ps. 111,860 million.
Description of Indebtedness
As of December 31, 2025, 100% of our total indebtedness was entirely denominated in U.S. dollars. The following table shows our total indebtedness as of 2025 and 2024:
	2025	2025	2024
	(in millions of U.S. dollars) (2)	(in millions of pesos)
Current loans:
2031 Notes Interest	18	26,260	24,502
2035 Notes Interest	4	6,265	-
Bank loans	140	203,790	68,356
Leases liabilities	6	8,563	10,272
Total current loans	168	244,878	103,129
Non-current loans:
2031 Notes	480	699,078	651,882
2035 Notes	486	707,571	-
Bank loans	33	47,857	-
Leases liabilities	1	1,232	8,115
Other loans	3	4,991	-
Total non-current loans	1,004	1,460,728	659,998
Total loans(1)	1,172	1,705,606	763,127

(1)	Issuance expenses net.

(2)	Converted at the exchange rate of Ps. 1,455.00 per US$1.00, which was the selling exchange rate as of December 31, 2025.

On October 11, 2023, CNV approved the extension of the maximum amount of the Global Notes Program from US$1,200 million to US$2,000 million and the extension of the validity period of the Program for an additional 5 years from the expiration of the term, with the new expiration of the Program being January 3, 2029.

Class 3 Notes (“2031 Notes”)

On July 24, 2024, within the framework of the 2024 Program, the Company issued the 2031 Notes in accordance with the following characteristics:

2031 Notes
Amount in US$	490,000,000
Interest Rate	8.50% annual
Pricing	98.712%

	Date of Payment	Percentage on the Principal Amount to be Paid
Amortization	July 24 2031	100%
Frequency of Interest Payment	Semi-annual, payable on January 24 and July 24 of each year.
Guarantor	None.

The proceeds from the issuance of the 2031 Notes amounted to US$ 483,688,800, net of issuance discount. The Company used the net proceeds received to make a purchase and redemption of the 2018 Notes.

Class 4 Notes (“2035 Notes”)

On November 20, 2025, within the framework of the 2024 Program, the Company proceeded to issue the 2035 Notes in accordance with the following characteristics:

2035 Notes
Amount in US$	500,000,000
Interest Rate	7.75% annual
Pricing	98.301%

	Date of Payment	Percentage on the Principal Amount to be Paid
Amortization	November 20, 2035	100%
Frequency of Interest Payment	Semi-annual, payable on May 20 and November 20 of each year.
Guarantor	None.

The proceeds from the issuance of the 2035 Notes amounted to US$491,505,000, net of issuance discount. The funds will be used for general purposes, including the expansion of the GPM and the final sections of our transportation system.

Covenants

As of December 31, 2025, we have complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and transactions with related parties.
We may contract new debts under the following conditions, among others:

a.        To the extent that after contracting the new debt (i) the consolidated coverage ratio (ratio between consolidated EBITDA (consolidated income before financial results, income tax, depreciation and amortization) and consolidated interest) is equal to or greater than 2.0:1; and (ii) the consolidated debt ratio (ratio between consolidated debts and consolidated EBITDA) is equal to or less than 3.50:1.b.For the refinancing of outstanding financial debt.c.Originated by customer advances.

We may pay dividends under the following conditions: (i) we are not in default under 2031 Notes, and (ii) immediately after any dividend payment, we may incur new debts according to the provisions in point a. of the preceding paragraph.

As of December 31, 2025, the Company and its subsidiary are in compliance with the covenants established in all of their financial debt. As of the date of this Annual Report, the application of the funds obtained from the issuance of 2035 Notes is still pending.

Future Capital Requirements

As of December 31, 2025, our estimated material short-term and long-term contractual cash obligations consist of our borrowings, purchases of natural gas used in our Liquids Production and Commercialization business segment, and lease commitments and are detailed by maturity in Note 22 to our Financial Statements.

As previously stated, we are engaged in increasing our transportation capacity of the GPM and final tranches of our Natural Gas Transportation business segment. We expect to invest approximately US$780 million to complete these projects. For additional information see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Expansion of the system.”

Operation of our assets implies that we must incur in capital expenditures to comply with the safety and maintenance of our natural gas pipeline system and other facilities of our business segments.

We expect to continue to rely on cash flow from operations and short-term borrowings and other additional financing activities to finance capital expenditures in the near term.

Our level of investment will depend on several factors, many of which are beyond our control. Among these factors are (i) changes in current regulations, including tax regulation, (ii) the development of the Vaca Muerta area and the increase in natural gas supply, and (iii) changes in the political, economic and social situation prevailing in Argentina.

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

Therefore, our primary market risk exposure is associated with changes in the foreign currency exchange rates because our debt obligations are denominated in U.S. dollars and 48% of our consolidated revenues were peso-denominated for the fiscal year ended December 31, 2025. Contributing to this exposure are the measures taken by the Government since the repeal of the Argentine Convertibility Act and the pesification of our regulated tariffs described elsewhere in this Annual Report. This exposure is mitigated in part by our revenues from our Liquids Production and Commercialization business segment, 86% of which are denominated in U.S. dollars for the year ended December 31, 2025. Likewise, 74% of the operating costs of this business segment for that period were denominated in U.S. dollars. For more information, see “Presentation of Financial and Other Information—Currency.”

We place our cash and current investments in high quality financial institutions in Argentina and the United States. Our policy is to limit exposure with any financial institution. Our temporary investments primarily consist of money market mutual funds and Government bonds.

Our strategy will remain focused on mitigating both the exchange rate risk arising from our liabilities in dollars and the effect of inflation on our liquidity. In a hyperinflationary accounting environment, maintaining monetary assets generates loss of purchasing power and maintaining monetary liabilities generates a gain in purchasing power; provided that such items are not subject to an adjustment mechanism that compensates to some extent for these effects. The monetary loss or gain is booked in the statement of comprehensive income. As of December 31, 2025 and 2024, we maintained a net asset monetary position.

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

The Shareholders’ Meeting held on April 15, 2026, appointed current Board of Directors until the shareholders’ meeting that considers the financial statements as of December 31, 2026.

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

Duties and Liabilities of Directors. Under Argentine law, directors have the obligation to perform their duties with the loyalty and diligence of a prudent business person. Directors are jointly and severally liable to us, shareholders and third parties, for the improper performance of their duties, for violating the law, our Bylaws or regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by our Bylaws, regulations or by a resolution of a shareholders’ meeting. In such cases, a director’s liability will be determined with reference to the performance of such duties, provided that certain recording requirements are met. Moreover, under Argentine law, directors are prohibited from engaging in activities in competition with us without express shareholder authorization. Certain transactions between us and directors are subject to ratification procedures established by Argentine law.

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

Every year the Company hires civil liability insurance coverage for directors, Syndics and officers. Such coverage is common practice among public companies who seek protection for such persons against shareholders’ and other parties’ claims.

As of the date of this Annual Report, five of the principal directors of our Board of Directors qualify as independent as defined in the NYSE in Section 303A of its Listed Company Manual (“NYSE Standards”), Rule 10A-3 under the Exchange Act and the CNV Rules. Three of the principal directors of our Board of Directors (all of whom are independent in accordance with the NYSE Standards and two of whom are independent in accordance with the CNV Rules) are also members of our Audit Committee. The remaining members of the Board of Directors are not independent. Under the independence requirements, a director is not independent if any of the following apply:

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

•
Has been a director, manager, administrator or principal executive of non-governmental organizations that have received funds, for amounts exceeding Ps. 800,000 from the company, its controlling entity and other companies of the group of which we are a part of.

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

In all cases, “significant shareholding” refers to those shareholders holding at least 5% of our common stock, or less in cases when they are entitled to appoint one or more directors per class of share, or have agreements with other shareholders relating to the management and administration of any such companies, or its controlling entity.

The following table reflects the current members of our Board of Directors, their respective positions on the Board of Directors and the year they were appointed to such position.

Additional information regarding the occupation and employment background of each of our regular directors is set forth below:

Name	Date of Appointment	Term Expires	Position	Position in Other Company
Horacio Jorge Tomás Turri	4/15/2026	2027	Chairman	Executive Director, Exploration and Production at Pampa Energía
Luis Alberto Fallo	4/15/2026	2027	Vice Chairman	Director of Sagua Argentina S.A.
Pablo Daniel Viñals Blake	4/15/2026	2027	Director	Partner at Marval O’Farrell Mairal Law Firm
María Carolina Sigwald	4/15/2026	2027	Director	Legal Executive director at Pampa Energía
Carlos Alberto Di Brico	4/15/2026	2027	Independent Director	Public Accountant
Luis Rodolfo Secco	4/15/2026	2027	Independent Director	Economist
Carlos Alberto Olivieri	4/15/2026	2027	Independent Director	Independent Consultant
Gabriel Wasserman	4/15/2026	2027	Independent Director	Director of BICE Fideicomisos S.A.
Maximiliano Zuddio	4/15/2026	2027	Independent Director	Fundación Faro
Jorge Romualdo Sampietro	4/15/2026	2027	Alternate Director	Senior Director at Petroquímica Cuyo
Gerardo Carlos Paz	4/15/2026	2027	Alternate Director	Pampa Energía’s Legal Affairs Vice President
Diego Chighizola	4/15/2026	2027	Alternate Director	Partner at Marval O’Farrell Mairal Law Firm

Name	Date of Appointment	Term Expires	Position	Position in Other Company
María Agustina Montes	4/15/2026	2027	Alternate Director	Legal affairs and compliance manager at Pampa Energía
Martin Ireneo Skubic	4/15/2026	2027	Independent Alternate Director	Manager of Alliances and New Business Development Latam South at Elli Lilly Interamerica
Enrique Llerena	4/15/2026	2027	Independent Alternate Director	Partner at Llerena—Amadeo Law Firm
Santiago Alberto Fumo	4/15/2026	2027	Independent Alternate Director	Independent consultant
Flavia Vanesa Bevilacqua	4/15/2026	2027	Independent Alternate Director	Director of Corporate Affairs at FGS
Javier Eduardo Freigedo	4/15/2026	2027	Independent Alternate Director	Corporate Affairs Coordinator of the FGS

Horacio Jorge Tomás Turri is currently Executive Director of Exploration and Production at Pampa Energía. From August 1997 to March 2000, Mr. Turri was Chief Executive Officer of Hidroeléctrica Piedra del Águila. From 1994 to 1997, he was Chief Executive Officer of Gener Argentina S.A. Prior to 1994, he was Development Assistant Manager at Central Puerto S.A. From 1990 to 1992, Mr. Turri worked as investment project’s analyst for the oil, gas, and electricity sectors at SACEIF Luis Dreyfus. He also worked at Arthur Andersen & Co. and Schlumberger Wireline in 1987-1990 and 1985-1987, respectively. He is Chairman of CIESA, Midstream de Gas del Sur S.A. (“MGS”) y Procesadora de Gas del Sur S.A. (“PGS”) as well. Mr. Turri is an Industrial Engineer and received his degree at Instituto Tecnológico Buenos Aires. He was born on March 19, 1961.

Luis Alberto Fallo holds a degree in Accounting from the Universidad de La Plata and a Master’s degree in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies). He currently serves as Director of Simali S.A., Executive Director of Sagua Argentina S.A., President of Beau Lieu S.A., President of Finca de Los Andes S.A., Vice President of Vice President of Aguas de Santiago S.A., President of PEPCA S.A. and Vice Chairman of CIESA, MGS y PGS, President of First Class Flights S.A., and Hostería Las Balsas S.A. Since 1992 he has worked with Grupo Sielecki, the main and controlling shareholder of several companies to which he serves as Director. He was born on January 29, 1960.

Pablo Daniel Viñals Blake holds a law degree from the Universidad Católica Argentina and a master law degree from Harvard Law School. Mr. Viñals Blake has been a foreign associate in the New York office of Milbank Tweed Hadley & McCloy LLP and since 1997 is a partner in the Buenos Aires office of Marval, O’Farrell & Mairal. Mr. Viñals Blake is currently the co-head of Marval’s Mergers & Acquisitions team and head of the Private Equity and Venture Capital and the Agribusiness groups. He has represented domestic and multinational companies, private equity, hedge funds and financial institutions in most of the largest M&A, Agribusiness and project financing transactions in Argentina in the last two decades and advised multilateral financial institutions such as the IFC, IDB and the United States Eximbank on their Argentine operations. He currently serves as a board member of BlackRock Argentina Asesorias S.A., PEPCA S.A., CIESA, MGS and PGS. He was born on October 3, 1962.

María Carolina Sigwald has been a member of the Board of Directors of Pampa Energía since 2018 and serves as Executive Director of Legal Affairs of Pampa Energía. Ms. Sigwald worked at the legal department of Central Puerto S.A., and then served as an associate at the New York office at Chadbourne & Parke and then worked at the Corporation Interamericana de Inversiones (IIC) based in Washington. In 1998, Ms. Sigwald returned to Argentina and founded the firm Díaz Bobillo, Sigwald & Vittone, in which she served as an external consultant for energy companies. Before joining as a director at Pampa Energía, between 2015 and 2017, Ms. Sigwald was the director of regulatory and legal affairs at Edenor. Ms. Sigwald is also a member of the boards of CITELEC, CT Barragán, Transba, CIESA, MGS, PGS, Comercializadora e Inversora S.A. y Vientos de Arauco Renovables S.A.U. and alternate director of Transener, Vientos Solutions Argentina S.A.U. y Fiplasto S.A. In addition, Ms. Sigwald acts as Vice-Chairman of Enecor, Autotrol, Pampa Energía Soluciones S.A., Digipa S.A., Pampa Energía Bolivia S.A. y Generación Argentina S.A. Ms. Sigwald is also member of the administration committee of Fundación Pampa Energía Comprometidos con la Educación. Ms. Sigwald holds a law degree with honors from University of Buenos Aires. She was born on November 15, 1967.

Carlos Alberto Di Brico holds a degree in Administration and Public Accountancy from the Universidad de Buenos Aires. He is a member of the board of MGS, PGS, NTN SNR Argentina SA, FDV Intive Argentina SA, Aristocrat Argentina PTY Limited, Perform Media Argentina SRL and Perform Content South America SAS. He has held several management positions at Eveready Argentina S.A. between 1975 and 1995. From 1995 to 1998, he was CFO at Stafford Miller Argentina S.A. Between 2001 and 2013, he served as CFO and later as CEO at Emerson Argentina. Between 2010 and 2017, he was a member of the board of directors of Camuzzi Gas Pampeana S.A. He was born on August 1, 1952.

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

Carlos Alberto Olivieri holds a Public Accountant degree from the Universidad Nacional de Rosario and a postgraduate degree in Corporate Financial Management from the University of Michigan and Stanford University. At present, Mr. Olivieri is professor of Finance at Universidad Torcuato Di Tella. Between 2008 and March 2010, Mr. Olivieri acted as a financial advisor at Raymond James and, between 2002 and 2007, he worked for YPF as Chief Financial Officer for Argentina, Brazil and Bolivia. Previously he acted as CFO of YPF, Quilmes Industrial S.A. and Eaton S.A. and President of YPF GAS S.A. and Maxus Corporation (USA). He also had executive responsibilities in other industries, such as Aerolíneas Argentinas and Arthur Andersen & Co. and taught at the Universidad de Buenos Aires and University of Michigan. Mr. Olivieri is also member of the board of directors of Metlife Seguros S.A. and acts as financial advisor. He was born on May 14, 1950.

Gabriel Wasserman holds a degree in Business Administration from the Universidad de Belgrano and a Master’s degree in Operations Management from Universidad Austral. He also completed a postgraduate diploma in Regulation of Hydrocarbons and the Energy Industry at the Pontificia Universidad Católica Argentina. Throughout his career, he has held senior executive and board positions in Argentina, Brazil and Israel, including roles as Director of BICE Fideicomisos S.A., Chief Operating Officer of Callzone Communications Ltd., and General Manager of Gramm Agropecuaria S.A., where he led the production, processing and international export of premium agricultural products. His professional background combines corporate governance, operations management, international trade and market development across multiple sectors. He was born in February 1969.

Maximiliano Zuddio holds a degree in International Relations and Political Science from the Pontificia Universidad Católica Argentina. He currently serves as a Director of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor S.A.). Mr. Zuddio has professional experience in public administration, corporate governance and institutional advisory roles. In the public sector, he has held advisory and management positions, including Director of Natural Resources at the Provincial Agency for Sustainable Development (OPDS) and Chief of Staff to several Undersecretariats within the Ministry of Social Development of the Nation. In the private sector, he has held management positions related to strategic communication and advisory services. He was born on November 17, 1988.

Jorge Romualdo Sampietro holds a degree in Chemical Engineering from the Universidad de Buenos Aires and an Executive Program at Darden Business School - University of Virginia. Between 1968 and 1973, he worked as Technical Sales Manager at Dow Química Argentina. From 1973 to 1975, he was Export Manager at Petroquímica Mosconi. Since 1976, he has worked as Commercial and General Manager at several companies. Since 1994, he has been General Manager of Petroquímica Cuyo and currently holds the position of Director of Petroquímica Cuyo S.A.I.C. and of Alternate Director of CIESA, MGS, PGS and PEPCA. He was born on May 12, 1944.

Gerardo Carlos Paz. Mr. Paz obtained a law degree from Universidad Nacional de Córdoba. He has worked at several places such as ENRE from 1994 to 2000, Camuzzi Gas Pampeana from 2001 to 2007 and Pampa Energía S.A. since 2007. Mr. Paz holds a Master’s degree in business law. Mr. Paz serves as Vice Chairman of PACOSA and Transelec. He is also director of HIDISA, HINISA, TJSM and TMB and alternate director of CPB, CIESA, MGS, PGS and Transba. Mr. Paz is also a member of the supervisory committee of CAMMESA. He was born on October 24, 1968

Diego Chighizola holds a Law degree from the Universidad Católica Argentina (2001, cum laude), a Master of Laws (LL.M.) from Columbia University School of Law, New York (2004), and a Master’s degree in Finance from Universidad del CEMA (2007). Mr. Chighizola joined Marval, O’Farrell & Mairal law firm in 2001 and became a partner in 2012, specializing in corporate finance, M&A, agribusiness and real estate. Between 2004 and 2005, he worked as a foreign associate at Cleary, Gottlieb, Steen & Hamilton in New York. Since 2011 he is admitted to practice law in the State of New York and is a member of the Buenos Aires Bar Association.

María Agustina Montes is an alternate member of Pampa Energía’s Board of Directors. Ms. Montes is a lawyer graduated from the University of Buenos Aires. She currently works as Corporate Legal and M&A Manager of the Company, having joined the company in 2011. She has also worked at Cleary, Gottlieb, Steen & Hamilton in their New York office during 2014. Previously, Ms. Montes worked as an attorney at Bruchou, Fernandez Madero & Lombardi. Currently, Ms. Montes serves as a director of HINISA and Pampa Energía Bolivia S.A., and as an alternate director of Enecor, S.A., and as a member of the board of directors of Enecor, S.A. alternate director of Enecor, HIDISA, Transba, MGS, PGS, CITELEC, CTB, Digipa S.A., CISA, VAR and Autotrol. Ms. Montes serves as president of Trovinver S.A. She was born on September 28, 1981.

Martín Ireneo Skubic serves as manager for alliances and development at Elli Lilly Interamerica. Mr. Skubic served as senior officer at Jergens Argentina S.A., Stafford Miller Argentina S.A., Eveready Argentina S.A. and Pistrelli, Díaz y Asociados. Mr. Skubic holds a degree in public accounting from Universidad de Buenos Aires and holds a Master in Business Administration from Universidad del CEMA.

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

Javier Freigedo, born on February 19, 1987, is an attorney who graduated from the University of Buenos Aires in 2015. He worked at the Directorate‑General of Legal Affairs of ANSES until 2020, when he was appointed Corporate Affairs Coordinator of FGS of ANSES.

Flavia Bevilacqua, born on July 30, 1984, is an attorney who graduated from the Pontificia Universidad Católica Argentina in 2008 and holds a Master’s degree in Business and Economic Law from the same university (2014). She worked as an attorney at Garrido Abogados (2006–2010) and Bevilacqua (2014–2021), and at the Directorate‑General of Legal Affairs of the Argentine Air Force (2012–2014). She currently serves as Coordinator of the Production, Industry and Services Sector of the Directorate‑General for Strategic Management and Corporate Affairs of the FGS of ANSES.

Executive Committee. To achieve more streamlined management of the Company, the 2017 Shareholders’ Meeting approved the amendment of our Bylaws for the purpose of allowing, within the scope of the Board of Directors, the possibility of constituting an executive committee (“Executive Committee”), under the terms established by article 269 of the General Companies Act.

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

The current composition of the Executive Committee was decided by the Board of Directors on April 15, 2026. Luis Alberto Fallo, Horacio Jorge Tomás Turri, Pablo Daniel Viñals Blake and María Carolina Sigwald are in office for a term of one fiscal year, until the meeting that considers the financial statements as of December 31, 2026.

Executive Officers. The following is a list of our executive officers as of the date of this Annual Report, their respective positions with us and the year they were appointed to such position:

Name	Year of Appointment	Position
Oscar José Sardi	2019	CEO
Claudia Beatriz Trichilo	2019	Operations Vice President
Carlos Héctor Sidero	2013	Human Resources Vice President
Alejandro Mario Basso	2016	CFO and Services Vice President
Hernán Diego Flores Gómez	2017	Legal Affairs Vice President
Juan Ignacio de Urraza	2020	Business Vice President
Rubén Oscar De Muria	2018	Institutional and Regulatory Affairs Vice President
Jorge Pablo Vugdelija	2026	Strategic Projects Vice President

There is no expiration term defined for the executive officers.

Below is a description of the main activities currently carried out by each of our executive officers, together with the biographical information thereof:

Oscar Jose Sardi received a Mechanical Engineering degree from the Universidad Nacional de Rosario and holds a major in Natural Gas from the Universidad de Buenos Aires. He also participated in a General Administration Program at Universidad Austral. He worked for GdE between 1983 and 1992 and since then, he has held different positions in our operations area. In April 2005, he was designated as our Service Vice President and subsequently appointed as our Operations Director from October 2016 until April 2019, when he was appointed as our CEO. He also acts as President of Telcosur. He was born on September 1, 1955.

Claudia Beatriz Trichilo received a Chemistry degree and a post-graduate degree in Engineering from the Universidad de Buenos Aires. From June 1988 to December 1992, she worked at the Industrial Engineering Department of Gas del Estado. In 1992, Ms. Trichilo joined the Company as Chief of Technical Planning and held such position until December 2002, when she was appointed Technical Developments Manager. From 2007 to 2010, Ms. Trichilo acted as Coordinator of Operations until August 2019, when she was appointed as our Operations Vice President. She was born on March 21, 1963.

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

Hernán Diego Flores Gómez received a Law degree from the Universidad de Buenos Aires. He is a co-founder and professor of the Hydrocarbons and Energy Industry Law post-graduate course at Universidad Católica Argentina, and he is also a co-founder and professor of the Petroleum and Natural Gas Law post-graduate course at Universidad de Buenos Aires, and professor of the Energy Master’s degree at the Energy Regulatory Activity Studies Center. Additionally, Dr. Flores Gómez has a Master’s degree in Business Law from the Escuela Superior de Economía y Administración de Empresas (ESEADE), a Master’s degree in Finance from the Universidad del CEMA and a Postgraduate degree in Damage Law from Universidad Católica Argentina. He began his career in the National Judicial Branch. Throughout his career, he held various relevant positions on legal matters, institutional and management relationship at companies such as Capsa / Capex S.A., Pluspetrol S.A. and ENAP Sipetrol Argentina S.A. He was born on June 10, 1966.

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

Rubén Oscar De Muria received a Public Accountant degree from the Universidad de Buenos Aires. He obtained a master’s degree in Regulations of Gas and Electricity Industries from the Energy Regulatory Activity Studies Center. He worked for Chase Manhattan Bank Argentina and Pérez Companc S.A. between 1985 and December 1992. In December 1992, he joined us as member of the Regulatory Matters and Rates Department. In August 2006, he was promoted to Regulatory Matters and Rates Manager. In December 2015, he was appointed as Institutional and Regulatory Affairs Executive Manager, and, finally in January 2018, as Institutional and Regulatory Affairs Vice President. He was born on January 31, 1964.

Jorge Pablo Vugdelija is an Electronic Engineer graduated from the National Technological University (Universidad Tecnológica Nacional) and completed postgraduate studies in Gas and Electricity Market Regulation at ITBA, an Executive MBA at IAE Business School, and executive programs in strategy and leadership at Penn State University. Throughout his career, he has held senior management positions at Pecom Energía S.A., Petrobras Argentina and Refinería del Norte S.A. (Refinor), and served as Chief Executive Officer of Oleoductos del Valle S.A. (Oldelval) and as Executive President of Oleoductos de Crudos Pesados (OCP) in Ecuador. In January 2026, he joined the Company as Strategic Projects Vice President, where he is responsible for the execution and development of major strategic infrastructure initiatives. He was born on May 15, 1967.
For additional information regarding the provisions included in the Shareholders’ Agreement (as defined below) for the election of our CEO, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreement.”

Indemnification of Officers and Directors. Under the Shareholders’ Agreement (as defined below), the shareholders of CIESA require us to: (i) limit the liability of each of our officers, syndics and directors for all consequences of their acts or omissions, excluding acts or omissions where there is evidence of fraud or gross negligence and (ii) enter into agreements obligating us to defend, indemnify and hold harmless each of our officers, syndics and directors from and against all liabilities, losses, and other expenses incurred by each such officer, syndic or director in connection with a pending, threatened or completed civil, criminal, administrative or other proceeding, or any investigation that could lead to such a proceeding, by reason of the fact that such officer, syndic or director is or was one of our officers, syndics or directors, including claims alleged to be due to the negligence of such person, but excluding acts or omissions that involve fraud or gross negligence towards us.

B. Compensation

The remuneration paid by us during the year 2025 to the members of our Board of Directors and executive officers amounted to Ps. 1,044.6 million and Ps. 3,734.7 million, respectively. We do not grant pension or retirement plans or other benefits to members of our Board of Directors or to our executive officers.

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

The Board of Directors appointed the current members of the Audit Committee in their meeting held on April 30, 2025. As of the date of this Annual Report, the Audit Committee members are Carlos Alberto Di Brico, Carlos Alberto Olivieri and Luis Rodolfo Secco and their respective alternates are Martín Ireneo Skubic, Santiago Alberto Fumo and Enrique Llerena. All of Audit Committee members meet the independence criteria set forth under Rule 10 A-3 of the Exchange Act, SEC regulations and NYSE Standards. However, according to CNV Rules, Mr. Carlos Olivieri does not qualify as independent since he has served as director for more than 10 years.

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

•	oversee compliance with the Code of Ethics (see “Item 16B.Code of Ethics”); and other relevant rules;

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

In evaluating the external auditors’ performance, the Audit Committee must:

•
analyze the different services rendered by the external auditors as well as their independence, according to the Technical Resolutions of the FACPCE, and any other related regulations issued by professional councils;

•	report separately the fees billed as follows: (i) fees for external audit and other assurance services; and (ii) fees related to other special services different from those mentioned above; and

•	review independence policies of the external auditors in order to verify their fulfillment.

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

•
provide a well-founded assessment about changes of control (Act No. 26,381, article 88), in case of an acquiring tender (Act No. 26,381, article 98) and in cases of residual shareholding acquisition procedures (Act No. 26,381, article 94); and

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

The aggregate compensation paid by us for the fiscal year ended December 31, 2025 to the members of the Audit Committee was Ps. 366.7 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

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

The aggregate compensation paid by us for the fiscal year ended December 31, 2025 to the members of the Statutory Committee was Ps. 193.7 million. We do not provide pension, retirement or similar benefits for syndics and alternate syndics.

The following table sets forth the current membership of our Statutory Committee, each of whom was appointed at the 2025 Shareholders’ Meeting, the year when each member was initially appointed and the year when their term expires:

Name	Member since	Term Expires	Position
Pablo Fabián Waisberg	8/21/2020	2027	Syndic
José Daniel Abelovich	4/21/2020	2027	Syndic
María Valeria Fortti	4/21/2020	2027	Syndic
Marcelo Héctor Fuxman	4/21/2020	2027	Alternate Syndic
Fernando Pedro Tetamanti	8/21/2020	2027	Alternate Syndic
María Manuela González Giménez	4/15/2026	2027	Alternate Syndic

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

José Daniel Abelovich obtained a degree in Accounting from the Universidad de Buenos Aires. Since 2025, he is a partner in Lisicki, Litvin & Abelovich, a member firm of Nexia International. Formerly, he was founder member and partner in Abelovich, Polano & Asociados and has served as a Senior Advisor in Argentina for the United Nations and the World Bank. He is a member, among others, of the supervisory committees of Cresud, IRSA, Hoteles Argentinos, Inversora Bolívar, Banco Hipotecario S.A. and tgs. He was born on July 20, 1956.

María Valeria Fortti obtained a degree in accounting and a bachelor in Administration form the Universidad de Buenos Aires. She holds a master’s degree in business administration from the same university. Since 1994, she has been a trustee in the Argentine National Auditing Commission. She is also a member of the supervisory committees of Emprendimientos Energéticos Binacionales S.A., Nucleoeléctrica Argentina S.A. and TELAM S.E. She was born on December 20, 1973.

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

María Manuela González Giménez holds a law degree from the University of Buenos Aires. Since 2010, she has worked at the Sindicatura General de la Nación (SIGEN), where she currently serves as a legal analyst, participating in public sector audits and legal analysis of matters related to internal control and government management. Between 2023 and 2025, she served as Legal Advisor at the Procuración del Tesoro de la Nación, acting as a legal counsel in matters of public law.

Compensation Committee

We do not have a compensation committee. Compensation decisions are made by our senior management.

Corporate Governance Practices; NYSE Requirements

See “Item 16G.   Corporate Governance.”

D. Employees

The following table sets out the number of employees per department as of December 31, 2025, 2024 and 2023:

	Number of Employees as of December 31,
Department	2025	2024	2023
General	3	3	2
Administration, Finance and Services	99	121	121
Human Resources	35	31	29
Legal Affairs	11	11	11
Public and Regulatory Affairs	12	11	12
Safety and Environmental	34	28	30
Business	77	73	72
Internal Audit	5	4	5
Operations	873	865	840
Digital Transformation	4	-	-
Information Technology	29	-	-
Strategic Projects	5	-	-
Trainees program	-	-	3
Total	1,187	1,147	1,125

The following table sets out the number of employees according to geographical location as of December 31, 2025, 2024 and 2023:

	Number of Employees as of December 31,
Location	2025	2024	2023
City of Buenos Aires	337	302	301
Province of Buenos Aires	444	438	445
Province of Chubut	54	53	55
Province of La Pampa	19	17	17
Province of Neuquén	182	185	156
Province of Río Negro	65	65	63
Province of Santa Cruz	83	84	85
Province of Tierra del Fuego	3	3	3
Total	1,187	1,147	1,125

As of December 31, 2025, 2024 and 2023, the number of temporary employees working for us was 82, 60 and 55, respectively.

Under Argentine law, in the event of a dismissal of an employee without cause, the employer is generally required to pay severance, the amount of which is regulated by the Argentine Labor Contract Law (Section 245). Severance is calculated as one month’s wages for each year of service (or fraction exceeding three months) based on the employee’s best monthly, normal and habitual remuneration.

On March 6, 2026, Argentina promulgated and published the Labor Modernization Act No. 27,802 (“Labor Modernization Act”), which introduced amendments to the labor framework, including clarifications relevant to severance calculations and employer liabilities. In particular, the Labor Modernization Act clarified the severance calculation base by limiting it to monthly and habitual compensation items and by excluding certain non‑recurring payments and specified benefits from the calculation of “remuneration” for these purposes. In addition, the Labor Modernization Act allows, subject to collective bargaining arrangements and implementing rules, the adoption of alternative mechanisms to address severance-related obligations, including labor termination or assistance funds, without eliminating the employer’s underlying obligation to pay severance.

Argentine labor law establishes limits on the severance calculation base applicable to high‑income employees. Although such caps remain in place, the Supreme Court has previously ruled their application may be unconstitutional if they result in a reduction exceeding 33% of the severance amount that would otherwise be payable.

With respect to contractors and outsourced services, Argentine courts have historically extended liability to the company that contracted with the contractor in cases involving occupational injuries or labor claims. The Labor Modernization Act introduced changes intended to narrow the scope of joint and several liability in subcontracting arrangements, particularly where the contracting company verifies the subcontractor’s compliance with labor and social security obligations. The practical application of these changes will depend on regulatory implementation and judicial interpretation.

In recent years, high inflation has required frequent negotiations with labor unions. We maintain constructive relationships with the unions representing our employees and have entered into collective bargaining agreements that have been submitted to the national labor authority for approval and incorporation into existing agreements. These arrangements have contributed to labor stability and have helped prevent significant labor disputes or work stoppages.

Our collective bargaining agreements with our unions were approved by the competent Argentine authority and maintain their ultra-activity as established by current legislation. Regarding the salary corresponding to 2025, we signed agreements for the period of April 2025 to March 2026. This is a consequence of the fact that our salary period comprises from the month of April of each year to the month of March of the following year. We are currently in negotiations with trade unions to conclude bargaining agreements for the period April 2026–March 2027, but the status of this negotiation remains uncertain.

As of December 31, 2025, approximately 79% of our workforce is under trade union representation, having the same employment benefits. The unions that represent such employees are Unión del Personal Superior del Gas, Federación Argentina del Gas Natural de la República Argentina (which groups the unions of the City of Buenos Aires, Bahía Blanca and Patagonia Sur) and Sindicato de Trabajadores de la Industria del Gas Natural Derivados y Afines of Neuquén and Río Negro.

E. Share Ownership

As of March 19, 2026, members of our board of directors and our executive officers held as a group 98,385 of our common shares and 0.0131% of our outstanding share capital.

As of March 19, 2026, the following members of our board of directors and our senior management had an ownership interest in our Class B shares of: Carlos Olivieri (0.0021%), Luis Fallo (0.0009%), Oscar Sardi (0.0056%), Claudia Trichilo (0.0042%) and Juan de Urraza (0.0003%).

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

A. Major Shareholders

The following table sets forth certain information with respect to each shareholder known to us to beneficially own five percent or more of our common stock as of March 31, 2026:

Name of Beneficial Owner	Number of Shares(1)		Percent of Total Common Shares	Class
CIESA	405,192,594		53.83%	A
FGS	190,685,633		25.33%	B
Holders through BYMA	66,619,034		8.85%	B
ADRs through Citi	90,263,797	(1)	11.99%	B
Total	752,761,058		100.00%	--

(1)	Equivalent to 18,052,759 ADRs.

The Annual General, Special and Class Shareholders’ Meeting held on April 30, 2025 approved: (1) to reduce our capital due to cancellation of our treasury shares for an amount of Ps. 41,734,225 representing 41,734,225 Class B book-entry shares of a nominal value of Ps. 1 each and entitled to 1 vote per share. As a result of said capital reduction, our capital stock shall turn from Ps. 794,495,283 to Ps. 752,761,058, and (2) to amend sections 5 and 6 and eliminate section 13 of our Bylaws in order to:

(i) Establish that Class A shares shall represent 51% or more of the capital stock, while Class B shares shall represent the remaining capital stock.

(ii) Eliminate from our Bylaws any reference to Class C shares as there no longer exist any Class C shares.

(iii) Include the possibility to convert Class A shares into Class B shares, as long as Class A shares continue to represent at least 51% of the capital stock after conversion.

Our controlling shareholder is CIESA, which holds 53.83% of our common stock and all of our Class A shares and local and foreign investors hold the remaining shares of our common stock, distributed among minority holders with 20.84% and FGS (managed by ANSES) with 25.33%. CIESA is under co-control of Pampa Energía, which holds 50% of CIESA’s common stock, and GIP and PCT, who in the aggregate hold a combined 50% indirect ownership interest in the outstanding capital stock of CIESA, as follows: GIP holds 27.1% and PCT holds 22.90%.

Pursuant to the Pliego and the terms of the 2031 Notes, CIESA may not reduce its shareholding below 51% of our share capital.

FGS owns 25.33% of our common stock. On October 5, 2015, the Argentine Congress passed Law No. 27,181, declaring the protection of the Government’s shareholdings, including those forming part of the portfolio of the FGS, to be in the public interest, and creating the Argentine Agency of Government Investments in Companies as an enforcement authority. This agency was later replaced by the Secretary of Economic Policy and Development Planning of the Ministry of Finance. This agency is in charge of implementing any policies and actions related to the exercise by the Government of any rights arising out of the shares it holds.

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

Shareholders’ Agreement

As a result of changes in the shareholding of our controlling company, CIESA, a shareholders’ agreement was signed on May 17, 2011 (“Shareholders’ Agreement”). This agreement governs certain matters relating to shareholder participation in CIESA and in us. This agreement grants the shareholders different rights and obligations with respect to us and CIESA, mainly regarding the designation of the members of our Board of Directors and our Statutory Committee.

The following table shows the current CIESA’s shareholding:

Shareholder	Number of shares	Class of shares	Ownership (%)
Pampa Energía S.A.	319,409,348	A	50%
PEPCA S.A.	63,881,870	B	10%
PCT L.L.C.	114,987,364	B	18%
Grupo Inversor Petroquímica S.L.	140,540,114	B	22%
Total	638,818,696

As reported in “Item 4. Our Information—A. Our History and Development—General—Controlling shareholders,” the control of CIESA / tgs is divided into two groups, on the one hand Pampa Energía, and, on the other hand, GIP and PCT. Thus, CIESA is under joint control between Pampa Group and GIP/PCT Group.

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

Repurchase of Shares

On May 9, 2018, our Board of Directors approved the first program for the acquisition of our shares in the open market. Since then, our Board of Directors has approved new share repurchase programs. For additional information, see “Item 16E.Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers.”

As of December 31, 2021, we had 41,734,225 treasury shares, representing 5.25% of the total share capital. Their acquisition cost in the market amounted to Ps. 97,455 million (together with the trading premium on treasury stock of Ps. 28,271 million) which, in accordance with the provisions of Title IV, Chapter III, article 3.11.c) and e) of the CNV Rules, restricts the amount of the realized and liquid gains mentioned above that we may distribute to our shareholders.

On April 4, 2022, the Shareholders Meeting approved the extension of the holding period for treasury shares in the portfolio was approved for three years starting from their expiration. The Annual General, Special and Class Shareholders’ Meeting held on April 30, 2025 approved: (1) to reduce our capital due to the cancellation of our treasury shares for an amount of Ps. 41,734,225, representing 41,734,225 Class B book-entry shares of a nominal value of Ps. 1 each and entitled to one vote per share.

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

•
The board of directors approved the formation of the UT together with SACDE. The corporate purpose of the UT is to assembly of pipes for the construction of the project of “Expansion of the Natural Gas Transportation and Distribution System” in the province of Santa Fé, called through National Public Bid No. 452-0004-LPU17 by the former MINEM (“Santa Fe Work”).

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

The objective of this financial lease was to finance the acquisition of property, plant and equipment located in the Río Neuquén hydrocarbon area for a net book value of Ps. 6,027 million, which allowed us to expand our midstream services provided in that area.

The details of significant transactions with related parties as of December 31, 2025, are as follows:

Revenues						Costs				Financial results
Company	Natural Gas Transportation	Production and commercialization of Liquids	Midstream	Telecommunications	Gas purchase and others	Compensa-tion for technical assistance	Revenues for administrative services	Selling expenses	Interest expenses	Interest income / fair value results
		(in thousands of pesos)
Controlling shareholder:
CIESA	-	-	-	-	-	-	136	-	-	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	29,318,365	14,755,983	95,856,234	233,981	44,632,804	32,931,332	-	-	911,655	-
tgs´ associates with significant influence:
Link	-	-	394,520	-	-	-	-	-	-	-
Other related companies:
SACDE.	-	-	-	82,377	-	-	-	-	-	-
Comercializadora e inversora S.A.	-	-	-	-	-	-	-	-	-
Transener S.A.	-	-	339	-	-	-	-	-	-	-
CT Barragan	-	-	147,935	-	-	-	-	-	-	1,022,407
Fundación tgs	-	-	-	-	-	-	-	867,143	-	-
Total	29,318,365	14,755,983	96,399,028	316,358	44,632,804	32,931,332	136	867,143	911,655	1,022,407

Additionally, during the year ended December 31, 2025, the Company received construction engineering services for Ps. 85,972,947 from SACDE, which are capitalized within the balance of property, plant and equipment.

For additional information regarding revenues, costs, and outstanding balances relating to transactions with related parties as of and for the year ended December 31, 2025, see Note 21 to our Financial Statements included in this Annual Report on Form 20-F.

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

Tax Claims

Action for annulment of ENARGAS Resolutions

On April 12, 2012, we filed pleadings before the National Court of First Instance in Federal Administrative Litigation No. 1 (“Court”) seeking (i) the declaration of unconstitutionality of the Decree No. 2,067/2008 and the Gas Charge Resolutions, and (ii) the annulment of any rule or act, issued or to be issued therefrom, by which the charge to finance the importation of natural gas (“Charge 2067’) was created and updated.

On July 5, 2012, the Court granted our requested preliminary injunction ordering the suspension of Charge 2067 under the terms of the Gas Charge Resolutions. This measure, challenged by the Government on several occasions, was initially granted for six months, but subsequently renewed.

On September 19, 2017, a new extension was granted, preventing the Government from demanding the amounts arising from the new value of Charge 2067 from us for the period of November 2011 to March 2016. This preliminary injunction extension ran until March 2018 —or until a final judgment is issued, whichever occurred first—.

The Court granted a total of 12 extensions of the preliminary injunction. The latest extension was dated December 1, 2020, and expired on July 1, 2021. In light of the procedural stage of the appeal against the Court of Appeals’ ruling, we did not request a new extension.

Resolution No. 28/2016 rendered ineffective the acts determining the value of the Charge 2067. Therefore, as from April 1, 2016, ENARGAS and the collecting agency ceased to charge the increase established by the Gas Charge Resolutions.

On March 26, 2019, the Court ruled the unconstitutionality and consequent nullity of Articles 53 and 54 of Law 26,784, Decree No. 2,067/2008, the Gas Charge Resolutions, and any act aimed at enforcing those provisions. The Government appealed on March 29, 2019. The appeal was granted on April 3, 2019.

The National Court of Appeals in Federal Administrative Litigation rejected the extraordinary appeal filed by the Government, which sought to have our claim declared moot based on the Alliance precedent of the Argentine Supreme Court of December 2014. Subsequently, on May 14, 2021, the Chamber I of the Court of Appeals (i) reversed the lower court’s decision and (ii) ruled that litigations costs be borne as incurred by each party. We filed a federal extraordinary appeal on June 4, 2021. The Court of Appeals granted the appeal on July 14, 2021, considering that the case involves the interpretation of federal regulations (Decree No. 2067/08, MINPLAN Resolution No. 1451/2008, Gas Charge Resolutions, and Sections 53 and 54 of Law No. 26,784). The Government responded on June 16, 2021, and ENARGAS did so on June 24, 2021.

Our management, with the advice of its external counsel, believes we have strong legal arguments and that a ruling on substantive matters favorable to us likely, based on the following considerations: (i) the preliminary injunction issued and its 12 extensions, (ii) the favorable first-instance ruling, (iii) the existence of favorable precedents by the Supreme Court in similar cases (other natural gas processors), and (iv) the granted federal extraordinary appeal. Consequently, no provision has been established for the potential liability arising from the increase of the Charge 2067 applicable to natural gas consumption related to the Cerri Complex during the period between the date of the issuance of the preliminary injunction and April 1, 2016.

Regarding the last extension of the preliminary injunction, which expired on July 1, 2021, we have not requested a new extension due to the early procedural stage of the appeal filed against the appellate court ruling. On December 16, 2024, the case file was forwarded to the Office of the Attorney General, with no updates received as of the date of this Annual Report.

Given the complex procedural instance, the nature of the Charge 2067, the background information presented in this and other legal cases initiated against the Charge 2067, at the date of this Annual Report it is not possible to make a definitive quantification of the amount that we should pay in the event of an unfavorable ruling by the Supreme Court, while an eventual request for payment in the current circumstances may be challenged and questioned by us within the framework of the corresponding administrative and judicial instances, where the amount may be debated of the charge that is eventually required to us.

Other Litigation

Below is a description of certain other litigation in which we are involved. No assurances can be provided as to the outcome of these proceedings.

Environmental matters

We are subject to extensive environmental regulations in Argentina. Our management believes that our current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. We have not incurred in material environmental liabilities as a result of our operations to date. As of December 31, 2025 and 2024, the total amount of these provisions amounted to Ps. 91.9 million and Ps. 119.8 million, respectively.

Others

In addition to the matters discussed above, we are a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. Our management and our legal advisors estimate that the outcome of these differences will not have significant adverse effects on our financial position or results of operations. As of December 31, 2025 and 2024, the total amount of these provisions amounted to Ps. 864.1 million and Ps. 434.1 million, respectively.

Dividend Distribution Policy

According to the General Companies Act, dividends may be lawfully declared and paid only out of retained earnings reflected in the financial statements that have been approved by shareholders, if losses for prior fiscal years have been absorbed, if the applicable payment has been expressly approved by our shareholders and applicable legal reserves have been created, as described below.

To that effect, every year our Board of Directors must submit our financial statements for the immediately preceding fiscal year, together with reports thereon by our statutory committee (“Statutory Committee”), for the consideration and approval of the shareholders at the General Annual Shareholders’ Meeting which must approve our annual financial statements and determine the allocation of net income for such year, within four months of the close of the fiscal year, that is, before April 30 of each year. Pursuant to the General Companies Act and the CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such Legal Reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity. If there are any losses pending to be absorbed from prior fiscal years, such 5% should be calculated on any excess of the net income over such losses, if any. Dividends may not be paid if the Legal Reserve has been impaired, nor until it has been fully replenished. The Legal Reserve is not available for distribution as a dividend.

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

•
The acquisition of treasury shares and the additional paid-up capital for the distribution of treasury shares in accordance with CNV Rules, restricts the amount of the retained earnings that the Company may distribute. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreement—Repurchase of Shares.”

•
According to the BCRA regulations, under certain conditions, we have to obtain its previous authorization before transferring dividend payments outside of Argentina. For additional information see “Item 10. Additional Information—D. Exchange Controls.”

Further, our ability to make dividend payments may be limited by covenants in our existing debt instruments or in debt instruments we enter into in the future, and by our subsidiaries’ ability to generate income and cash flows to pay dividends to us. In particular, under the indenture dated July 24, 2024 (“2031 Notes Indenture”), entered into with Delaware Trust Company as trustee, co-registrar, paying agent and transfer agent, and Banco Santander Rio S.A., as registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina, relating to the issuance of our medium-term note program 8.500% senior notes due 2031 (“2031 Notes”), we may pay dividends as long as immediately after giving effect to such dividend payment we are able to incur at least US$1.00 (other than “Permitted Indebtedness” as defined in the 2031 Notes Indenture) under the limitation of debt covenant of the 2031 Notes Indenture. To incur debt (other than Permitted Indebtedness), the 2031 Notes Indenture requires that (i) no default exists under the 2031 Notes Indenture at the time of such incurrence and (ii) (a) the Consolidated Coverage Ratio (as defined in the 2031 Notes Indenture, which is the ratio of our consolidated adjusted EBITDA to our consolidated interest expense) would be greater than or equal to 2.0:1.0; and (b) the Consolidated Debt Ratio (as defined in the 2031 Notes Indenture, which is the ratio of our consolidated total indebtedness to our consolidated adjusted EBITDA) would be less than or equal to 3.50:1.0.

Further, under the indenture dated November 20, 2025 (“2035 Notes Indenture”), entered into with CSC Delaware Trust Company as trustee, co-registrar, principal paying agent and transfer agent, and Banco Santander Rio S.A., as registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina, relating to the issuance of our 7.750% senior notes due 2035 (“2035 Notes”), we may pay dividends as long as immediately after giving effect to such dividend payment we are able to incur at least US$1.00 (other than “Permitted Indebtedness” as defined in the 2035 Notes Indenture) under the limitation of debt covenant of the 2035 Notes Indenture. To incur debt (other than Permitted Indebtedness), the 2035 Notes Indenture requires that (a) (i) the Consolidated Coverage Ratio (as defined in the 2035 Notes Indenture, which is the ratio of Consolidated Adjusted EBITDA for the most recent four fiscal quarter period to Consolidated Interest Expense for such period, calculated on a pro forma basis as set forth in the Indenture) would be greater than or equal to 2.00:1.00; and (ii) the Consolidated Debt Ratio (as defined in the 2035 Notes Indenture, which is the ratio of Consolidated Total Indebtedness outstanding, net of Cash and Cash Equivalents, as of the end of the most recent fiscal quarter, to Consolidated Adjusted EBITDA for the most recent four fiscal quarter period, calculated on a pro forma basis as set forth in the Indenture) would be less than or equal to 3.50:1.00, and (b) no Default or Event of Default shall have occurred and be continuing at the time of, and after giving effect to, such Incurrence. See “Item 10. Additional Information—C. Material Contracts—Debt Obligations.”

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
A summary of the dividends declared and paid during the five most recent fiscal years is set forth below:
Dividends declared and paid
Year ended December 31,	(in millions of Ps.)(1)	(in millions of US$)(2)	(Ps. per share)(1)	(US$ per share)(2)	(US$ per ADS)(2)
2021	-	-	-	-	-
2022	-	-	-	-	-
2023	-	-	-	-	-
2024	-	-	-	-	-
2025	231,152	172.4	307.07	0.23	1.15

(1)	Stated in pesos at Current Currency.

(2)	Stated in U.S. dollars translated from pesos at the exchange rate in effect on the payment date.

The Annual General, Special and Class Shareholders’ Meeting held on April 30, 2025, approved to allocate Ps. 24,347 million to the Legal Reserve and to create a Ps. 1,882,341 million “Reserve for capital expenditures, acquisition of treasury shares and/or dividends” (“2025 Reserve”) and to delegate to the Board of Directors the decision to use the 2025 Reserve to make investments, distribute dividends or repurchase stock.

At the Board of Directors’ meeting held on May 28, 2025, a cash dividend was approved totaling Ps. 231,152 million (equivalent to Ps. 307.07 per share), following the approval by the General, Special and Class Shareholders’ Meeting of April 30, 2025.

The amount of the 2025 Reserve will be restated in constant pesos at any given time pursuant to CNV Resolution No. 777/2018. To determine the maximum distributable amount out of the 2024 Reserve, the restated amount of the stock that has actually been repurchased and the additional paid-up capital must be determined in advance, since an amount equal to such stock already repurchased cannot be released to shareholders pursuant to the provisions of the CNV Rules.

B. Significant Changes

No undisclosed significant change has occurred since the date of our Financial Statements.

Item 9.	The Offer and Listing

A. Offer and Listing Details

Not Applicable.

B. Plan of Distribution

Not Applicable.

C. Markets

The Argentine Securities Market. In Argentina, the oldest and largest exchange is the Buenos Aires Stock Exchange (“BASE”), founded in 1854. The BASE was the exchange on which the majority of equity trades in Argentina were executed. BYMA is the result of an alliance between the BASE and Mercado de Valores de Buenos Aires S.A. (“MERVAL”), dated 2013. From April 17, 2017, all the shares previously listed in the MERVAL were transferred to BYMA without any further consequence for listed companies.

Securities may also be listed and traded through over-the-counter market brokers who are linked to an electronic reporting system. The activities of such brokers are controlled and regulated by A3 Mercados S.A. (“A3 Mercados”), an electronic over-the-counter market reporting system that functions independently from the BYMA. Under an agreement between the BASE and the A3 Mercados, trading in equity and equity-related securities is conducted exclusively on the BASE (now BYMA) and trading in corporate debt securities is conducted on both the MERVAL/BASE (now BYMA) and A3 Mercados. Trading in Government securities, which are not covered by the agreement, may be conducted on either or both of the BYMA and A3 Mercados. The agreement does not extend to other Argentine exchanges.

Changes to the legal framework of securities trading have been introduced, permitting issuance and trading of new, non-bank financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds, futures and options. The Government deregulated brokerage fees and eliminated transfer and stamp taxes on securities transactions in November 1991.

The Capital Markets Law, enacted in December 2012, sets out the rules to govern capital markets, its players, and the securities traded therein subject to the CNV regulation and monitoring. On May 9, 2018, the Argentine Congress approved the Act on Productive Financing No. 27,440, which introduces significant reforms to the Capital Markets Law, the Law on Common Investment Funds No. 24,083, the Argentine Law No. 23,576, as amended by Argentine Law No. 23,962 (“Negotiable Obligations Law”), and other regulations, with the objective of promoting the development of the local capital market. Among other items, the new law seeks to broaden the base of investors and companies that can participate in the capital market, promoting productive financing, especially with respect to micro, small and medium enterprises, creating a regime that promotes and facilitates their access to financing. Likewise, this law provides for the modification of certain tax provisions, tax regulations, regulations related to derivative instruments and a program for the promotion of financial inclusion. The reforms also establish some limitations to the powers granted to the CNV by the Capital Markets Law.

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

According to data provided by the Depositary, as of March 31, 2026, there were 18,052,759 ADSs outstanding. Such ADSs represented approximately 11.99% of the total number of issued and outstanding Class B Shares as of such date.

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

Bylaws amendments

The Annual General, Special and Class Shareholders’ Meeting held on April 30, 2025 approved to amend sections 5 and 6 and eliminate section 13 of our Bylaws in order to:

(i) Establish that Class A shares shall represent 51% or more of the capital stock, while Class B shares shall represent the remaining capital stock.

(ii) Eliminate from our Bylaws any reference to Class C shares as there no longer exist any Class C shares.

(iii) Include the possibility to convert Class A shares into Class B shares, as long as Class A shares continue to represent at least 51% of the capital stock after conversion.

•	Consolidated version of our Bylaws which as amended is presented below:

SECTIONS REPLACED	AMENDMENT ADOPTED

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

SECTIONS REPLACED	AMENDMENT ADOPTED

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

SECTIONS REPLACED	AMENDMENT ADOPTED

SECTION 13. Pursuant to the Stock Ownership Program referred to in Section 5, the Corporation shall issue, in favor of its employees belonging to any hierarchy, Employees’ Participation Bonds pursuant to the terms of article 230 of Law 19,550 (R.T. Decree number 841/84), so as to distribute among beneficiaries a percentage of the profits for the year, after taxes, equivalent to ZERO POINT TWENTY-FIVE PER CENT (0.25%). Interests corresponding to the bonds shall be paid to beneficiaries at the time payment of dividends is made. Certificates representing Employees’ Participation Bonds shall be delivered by the Corporation to the holders thereof. Such Employees’ Participation Bonds shall be personal and non-transferable and ownership thereof shall terminate at the time the labor relationship concludes, regardless of the reason, and the same shall not grant to other bondholders any right to accretion. The Corporation shall issue a numbered certificate for each holder, which shall bear the quantity of bonds corresponding thereto. Such certificate shall be required to exercise bondholder’s rights. Each payment shall be evidenced therein. Bond issue conditions shall only be modified by resolution adopted in a special Meeting called pursuant to the terms of articles 237 and 250 of the Companies Act. Interest corresponding to bondholders shall be calculated as expenses and shall be due under the same conditions than the dividends. In case of issue of shares corresponding to future capital increases in which Class “C” shares had not been fully paid-in, up to 50% of the interest corresponding to each holder of class “C” shares could be applied to the payment of the balance owed.-

~~SECTION 13. Pursuant to the Stock Ownership Program referred to in Section 5, the Corporation shall issue, in favor of its employees belonging to any hierarchy, Employees’ Participation Bonds pursuant to the terms of article 230 of Law 19,550 (R.T. Decree number 841/84), so as to distribute among beneficiaries a percentage of the profits for the year, after taxes, equivalent to ZERO POINT TWENTY-FIVE PER CENT (0.25%). Interests corresponding to the bonds shall be paid to beneficiaries at the time payment of dividends is made. Certificates representing Employees’ Participation Bonds shall be delivered by the Corporation to the holders thereof. Such Employees’ Participation Bonds shall be personal and non-transferable and ownership thereof shall terminate at the time the labor relationship concludes, regardless of the reason, and the same shall not grant to other bondholders any right to accretion. The Corporation shall issue a numbered certificate for each holder, which shall bear the quantity of bonds corresponding thereto. Such certificate shall be required to exercise bondholder’s rights. Each payment shall be evidenced therein. Bond issue conditions shall only be modified by resolution adopted in a special Meeting called pursuant to the terms of articles 237 and 250 of the Companies Act. Interest corresponding to bondholders shall be calculated as expenses and shall be due under the same conditions than the dividends. In case of issue of shares corresponding to future capital increases in which Class “C” shares had not been fully paid-in, up to 50% of the interest corresponding to each holder of class “C” shares could be applied to the payment of the balance owed.-~~

C. Material Contracts

Debt Obligations

2031 Notes

On July 24, 2024, we issued the 2031 Notes in the aggregate principal amount of US$490 million, the proceeds of which were used to redeem all of our then outstanding 6.750% of the 2025 Notes pursuant to (i) a tender offer to purchase for cash (“Tender Offer”) any and all of our 2018 Notes launched on July 15, 2024, which expired on July 19, 2024, and (ii) the optional redemption provisions of the 2018 Indenture. On July 24, 2024, US$299,439,000 in aggregate principal amount of the 2018 Notes (or approximately 63.67% of the 2018 Notes then outstanding), were redeemed pursuant to the Tender Offer and the remaining 2018 Notes were redeemed on July 31, 2024, pursuant to the provisions of the 2018 Indenture.

The 2031 Notes were issued pursuant to the program, which provides for the issuance of up to a maximum principal amount of US$2,000 million in notes, and was authorized by resolutions of an extraordinary shareholders’ meeting dated April 25, 2013, April 13, 2017, and April 19, 2023, and by resolutions of our Board of Directors adopted on July 23, 2013, December 23, 2013, June 29, 2017, August 7, 2023, and July 15, 2024. The program was also authorized by the CNV by Resolution No. 17,262 dated January 3, 2014, Resolution No. 18,938 dated September 15, 2017, and Resolution No. DI-2023-52-APN-GE# dated October 11, 2023.
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

2035 Notes

On November 20, 2025, we issued the 2035 Notes in the aggregate principal amount of US$500 million. The net proceeds from the issuance of the 2035 Notes are intended to be used for general corporate purposes, including the development of the GPM expansion project, in accordance with the requirements of Article 36 of the Argentine Negotiable Obligations Law.

Similarly to the 2031 Notes, the 2035 Notes were issued pursuant to our medium-term note program, which provides for the issuance of up to a maximum principal amount of US$2,000 million in notes. Authorization for the listing and trading of the 2035 Notes was requested from Bolsas y Mercados Argentinos S.A. (BYMA) and A3 Mercados S.A.

The scheduled maturity date of the 2035 Notes is November 20, 2035. The 2035 Notes accrue interest at a fixed annual rate of 7.750%, payable semi-annually in arrears on May 20 and November 20 of each year, beginning on May 20, 2026.

We are permitted to redeem the 2035 Notes, in whole but not in part, at a price equal to 100% of the principal amount outstanding, together with any accrued and unpaid interest and any additional amounts, if, as a result of any amendment to, or change in, the laws or regulations of Argentina or any relevant taxing jurisdiction, or any change in the application or official interpretation of such laws or regulations, we become obligated to pay additional amounts with respect to the 2035 Notes and cannot avoid such obligation by taking commercially reasonable measures available to us.

At any time and from time to time prior to November 20, 2030, we may redeem the 2035 Notes, in whole or in part, at a redemption price equal to the greater of 100% of the principal amount of the Notes to be redeemed and a make-whole amount, plus accrued and unpaid interest to the redemption date.

Covenants

We are subject to restrictive covenants under the terms of the 2035 Notes, including, among others, the following:

•
limitations on our ability to terminate our License or take any action that, in our reasonable opinion, would result in the termination of the License. We may not agree to amend or waive any terms of the License unless such amendment or waiver would not, in our reasonable opinion, adversely affect (i) our ability to meet our obligations under the 2035 Notes on a timely basis or (ii) any material rights or interests of the trustee or the holders under the indenture or the 2035 Notes;

•
a requirement that we not enter into or consent to any amendment, restatement or modification of the SATFO or any successor agreement thereto, except for amendments, restatements or modifications that are not materially adverse to us and our subsidiaries, taken as a whole;

•	a limitation on our and our subsidiaries’ ability to create liens on our property, assets or revenues, other than certain permitted liens;

•	a limitation on our and our subsidiaries’ ability to incur additional indebtedness unless we meet certain financial ratios and no event of default exists, other than certain permitted indebtedness;

•
a limitation on our and our subsidiaries’ ability to pay dividends and making certain other restricted payments and investments with respect to any fiscal year or fiscal semester unless: (i) no default or event of default shall have occurred and be continuing at the time of, or after giving effect to, such restricted payment; and (ii) immediately after giving effect to such restricted payment, we would be able to incur at least US$1.00 of additional indebtedness (other than permitted indebtedness) pursuant to the limitation on indebtedness covenant;

•	limitations on our and our subsidiaries’ ability to enter into sale-leaseback transactions;

•
limitations on our and our subsidiaries’ ability to enter into a transaction with an affiliate, unless such transaction is on terms that are not materially less favorable to us or our subsidiary than we or such subsidiary would obtain in a comparable arm’s-length transaction with a non-affiliate;

•	a limitation on our and our subsidiaries’ ability to sell our assets; and

•	a limitation on our and our subsidiaries’ ability to enter into a merger, consolidation or similar transaction.

Events of Default

The 2035 Notes include the following events of default, among others:

•	default in the payment of principal, interest or any other amount due under the terms of the 2035 Notes after a specified grace period with respect to payments other than principal;

•	breach of obligations contained in the 2035 Notes after a specified cure period;

•	cross-default and cross-acceleration with respect to other debt obligations of us or a significant subsidiary with an aggregate principal amount equal to or exceeding US$75 million;

•	the occurrence of certain bankruptcy events or enforcement proceedings;

•	enforcement of monetary judgments exceeding US$75 million; and

•	the occurrence of certain material adverse events with respect to our License, such as the revocation.

Lease with Pampa Energía

On August 11, 2016, we entered into a financial lease agreement with Pampa Energía. Starting on such date and for a term of nine years and 11 months (“Leasing Payment Term”), Pampa Energía is leasing to us certain assets for a book value as of December 31, 2025, of Ps. 6,027 million, which we utilize in our Midstream business segment. Monthly lease payments to Pampa Energía amount to US$ 0.6 million, before taxes.

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

On September 1, 2019, the Government enacted Decree No. 609/2019 (as amended and/or modified, the “Decree 609”), which permanently imposed controls through Decree No. 91/2019. Through Decree 609/2019, the Executive Branch reinstated foreign exchange controls and authorized the BCRA to (a) regulate access to the Foreign Exchange Market for purchasing foreign currency and making payments abroad; and (b) establish regulations to prevent practices and transactions aimed at circumventing the measures adopted under Decree 609 through the use of securities and other instruments.

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

Until April 2025, pursuant to Decree No. 28/2023 published on December 13, 2023, 80% of the foreign currency proceeds from exports had to be settled through the Foreign Exchange Market while the remaining 20% could be settled through securities transactions involving the purchase of securities settled in foreign currency and their subsequent sale settled in local currency within Argentina. On April 14, 2025, Decree No. 269/2025 repealed the Decree No. 28/2023 and expressly established that the foreign currency proceeds from such exports shall be governed by the general provisions set forth in the Decree 609 and its amending and supplementary regulations. Exporters of the goods included in the MERCOSUR Common Nomenclature (NCM) shall pay export duties, taxes, and other applicable charges pursuant to the terms, deadlines, and conditions set forth under the current regulations, applying the corresponding export duty rate based on the foreign exchange settlement regime described above.

If the client is a Unique Project Vehicle (“VPU”) adhered to the RIGI and has declared before the Ministry of Economy its intention to benefit from the provisions of Article 198 of the Foundations Law concerning the collection of export proceeds for goods and services, the income and settlement percentages set forth in Sections 14.1.1. and 14.1.2. of the Foreign Exchange Regime will apply, as appropriate.

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

Export of Services

As a general rule, payments for services provided by residents to non-residents must be brought in and settled in the Foreign Exchange Market within a maximum period of 20 business days from the date of receipt abroad or in Argentina, or their crediting to foreign accounts. There are exceptions to the obligation to settle in the Foreign Exchange Market the foreign currency received as consideration for certain exports of specific services expressly contemplated in Section 2.2.2 of the Foreign Exchange Regime, subject to prior compliance with various requirements set forth therein for both individuals and legal entities.

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

2.
Pursuant to the provisions of Communication “A” 8226, for the importation of all types of goods registered as from April 14, 2025, the term established under this section shall be reduced to zero calendar days as from the date of customs clearance (registro de ingreso aduanero)

3.
Deferred payments for new imports of goods with customs entry registration from December 13, 2023, before the deadlines established in point (1) above, may be processed when, in addition to complying with other applicable regulatory requirements, the payment falls within the situations provided for in Section 10.10.2 of the Foreign Exchange Regime, which covers various types of financing.

4.
Payments for imports with pending customs registration require prior approval from the BCRA, except when, in addition to complying with all other applicable requirements, the payment falls within the situations outlined in Section 10.10.2 of the Foreign Exchange Regime.

5.
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

Access to the Foreign Exchange Market for such payments more than three (3) days before the due date is generally subject to prior approval from the BCRA. The following cases of prepayment may be exempt from this prior BCRA approval:

(i)	Prepayment of capital and interest with the settlement of funds brought in from abroad through the issuance of a new debt security qualifying as External Financial Indebtedness.

(ii)	Prepayment of capital and interest with the simultaneous settlement of other External Financial Indebtedness.

(iii)	Prepayment of interest in the context of an exchange of debt securities qualifying as External Financial Indebtedness.

(iv)	Simultaneous prepayment of capital and interest with the settlement of a new External Financial Indebtedness granted by a local financial entity based on a credit line from abroad.

(v)	Prepayment of capital and interest by a VPU adhered to the RIGI.

Additionally, prior approval from the BCRA is required for local residents to access the Foreign Exchange Market for capital and interest payments under External Financial Indebtedness with related parties. Certain specific exceptions apply, primarily requiring that the debt have an average life of no less than two (2) years and that the funds have been brought in and settled in the Foreign Exchange Market since October 2, 2020.

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

Profits and Dividends

To remit foreign currency abroad as profits and/or dividends to non-resident shareholders, prior approval from the Central Bank is mandatory, unless the following requirements are met:

(i)	Profits and dividends must correspond to closed and audited financial statements.

(ii)	The total amount paid to non-resident shareholders must not exceed the amount in Argentine pesos corresponding to them based on the distribution determined by the shareholders’ meeting.

(iii)	If applicable, compliance with the Survey of External Assets and Liabilities for the relevant transactions must be met.

(iv)	The company falls under one of the following situations and meets all stipulated conditions in each case:

(a)	It registers direct investment contributions settled from January 17, 2020, where a partial dividend payment scheme is foreseen with a minimum payment period concerning the cutoff payment date.

(b)	Profits are generated from projects under the GasAr Plan.

(c)	It holds a “Certification of Increase in Goods Exports” for the years 2021 to 2023 issued under Section 3.18 of the Foreign Exchange Regime, equivalent to the value of profits and dividends paid.

(d)	The client performs a swap and/or arbitration operation with funds deposited in a local account and originating from foreign currency receipts of capital or interest from BOPREAL.

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

Non-Residents

Non-residents must obtain prior approval from the Central Bank to access the Foreign Exchange Market and acquire foreign currency, with only a few permitted exceptions.

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

1.
An affidavit stating that within the period specified in Section (e)(ii), except for those directly related to routine transactions in the course of its business activities, it has not transferred local currency funds or other liquid local assets—except for foreign currency funds deposited in local financial institutions—to any individual or legal entity.

2.
An affidavit signed by each individual or legal entity listed in Section (e)(i) to whom the client has transferred funds under the terms of Section (e)(ii), confirming compliance with the requirements set out in Sections (c), (d), and (e)(ii).

3.
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

The above restrictions do not apply to transfers of securities to foreign depositary institutions if the client intends to participate in an exchange of debt securities issued by the Government, local governments, or private sector resident issuers. The client must provide the corresponding certification for the exchanged debt securities.

Nonetheless, the acquisition of securities settled in pesos in Argentina with funds from abroad is not prohibited, provided the transaction is not documented abroad. Additionally, the transfer of securities from abroad to commissary accounts in Argentina for subsequent sale settled in pesos in the country is not restricted, provided the transaction is executed within Argentina.

According to the CNV regulations, trading agents, settlement and clearing agents, and negotiable securities brokerage agents must comply with specific requirements to process orders and record transactions in authorized markets, particularly concerning the transactions outlined in Sections 3.16.3.1 and 3.16.3.2 of the Foreign Exchange Regime. These requirements vary depending on the type of client and the nature of the transaction. For non-resident clients (non-intermediaries), they must verify that the transactions are for the client’s own portfolio and funded with their own resources, ensuring that the daily trading volume does not exceed Ps. 200,000,000.

Exceptions to the aforementioned trading restrictions apply to BOPREAL acquired in primary auctions and to the sale of negotiable securities settled in foreign currency and under local jurisdiction, previously acquired in pesos by individual or corporate resident clients with funds from UVA mortgage loans granted by financial institutions authorized to operate under Law No. 21,526, up to the amount of the relevant loans and provided that the proceeds from these sales are applied to the purchase of real estate in Argentina under the framework of such loans

RIGI

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

Money Laundering

The term money laundering is commonly used to refer to operations that aim to enter funds from criminal activities into the institutional system and thus convert profits from illegal activities into assets of apparently lawful origin.

On April 13, 2000, the Argentine Congress passed the Anti-Money Laundering Law which classifies money laundering as a crime. Additionally, such law, which amended several sections of the ACC, has established sanctions for those incurring in such illicit activity and has created the Financial Intelligence Unit (Unidad de Inteligencia Financiera) (“UIF”), a unit of the Ministry of Economy created to prevent money laundering and financing of terrorist activities.

The ACC defines money laundering as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) appear as if obtained through legitimate means, provided that the aggregate value of the assets involved exceed in the aggregate (through one or more related transactions) Ps. 300,000. As previously mentioned, the Anti-Money Laundering Law created the UIF, which is in charge of the analysis, supervision and conveyance of information in order to prevent (A) the laundering of assets obtained from: (i) crimes related to illegal traffic and commercialization of narcotics (Law No. 23,737); (ii) crimes related to arms trafficking (Law No. 22,415); (iii) crimes related to the activities of an illegal association as defined in Article 210 bis of the ACC; (iv) illegal acts committed by illegal associations (Article 210 of the ACC) organized to commit crimes with political or racial motivation; (v) crimes of fraud against the Public Administration (Article 174, Section 5 of the ACC); (vi) crime against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the ACC; (vii) crimes of child prostitution and child pornography under Articles 125, 125 bis, 127 bis and 128 of the ACC; (viii) crimes related to financing terrorism (Articles 41 quinquies and 306 of the ACC); (ix) crimes of extortion (Article 168 of the ACC); (x) tax crimes, related to social security and fiscal resources (pursuant to law 24,769), (xi) crimes related to human trafficking; and (B) crimes related to financing terrorism.

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

Pursuant to the same criteria that underlies the aforementioned law, in 2012, the office of the Attorney General issued Resolution No. 914/12, which created the Prosecutor Office for Economic Crime and Money Laundering (Procuraduría de Criminalidad Económica y Lavado de Activos). This office has no competence to apply sanctions, its main role is to collaborate with Federal Prosecutors in the investigation of crimes and in receiving complaints in order to initiate preliminary investigations.

The UIF issued Resolution No. 229/2011, which was replaced by Resolution UIF No. 21/2018 and, subsequently amended by Resolutions No. 156/2018, No. 18/2019, No. 117/2019, No. 112/2021, No. 6/2022 and 50/2022 (“AML in the Capital Market Sector”). The AML in the Capital Market Sector establishes certain procedures that must be followed by the authorized agents of the CNV involved in the placement, intermediation and public offering of securities (“Obliged Subjects in the Capital Market Sector”) in order to prevent, detect and report (within the deadlines established) the acts, transactions or omissions that may arise from committing money laundering and terrorist financing crimes in the capital market sector. Additionally, the AML in the Capital Market Sector introduced general guidelines to identify different types of customers (including a distinction between frequent, casual and inactive customers), the requested information, the documentation to be kept and the procedure to detect and report all suspicious transactions within the established deadlines.

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

On the other hand, pursuant to Resolution No. 21/2018, as amended subsequently, the Obliged Subjects in the Capital Market Sector shall identify and evaluate the risks that they are exposed to and, as a result, to adopt administrative measures for mitigating them, in order to more effectively prevent money laundering. In accordance with this standard, the Obliged Subjects in the Capital Market Sector must have policies and procedures to know their client (KYC), which must be applied according to the risk rating resulting from the implemented risk model. Within this framework, individuals are enabled to implement reputable technological platforms, which allow long-distance procedures without the need to present documentation in person, without prejudice to the fulfillment of due diligence duties.

In accordance with Annex I of the UIF Resolution No. 154/2018 (which established the supervision and inspection mechanism of the UIF), both the Central Bank and the CNV are considered “Specific Controllers.” Therefore, they must collaborate with the UIF in complying with the procedures for the prevention of money laundering and finance of terrorism implemented by the obligated subjects subject to its control. For these purposes, they are empowered to supervise, monitor and inspect such entities. The refusal to cooperate or obstruction of inspections by the obliged subjects may result in penalties by the UIF, CNV or the Central Bank. Both UIF Resolution No. 30/2017, as amended, as well as the Central Bank regulations require banks to take certain minimum precautions to prevent money laundering.

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

In addition, the Argentine tax amnesty law (Law No. 27,260 and its regulatory Decree No. 895/16, as amended) (“Tax Amnesty Law”) provided that the information that has been voluntarily disclosed may be used for investigating and sanctioning crimes of money laundering and finance of terrorism. To this end, the UIF is authorized to inform other public intelligence agencies about investigations, based on a previous resolution of the president of the UIF and provide those agencies with information that evidences crimes of money laundering and/or financing of terrorism. In the same way, the AFIP is obliged to report to the UIF any suspicious transactions detected in the context of the Tax Amnesty Law and to provide all the information that the UIF requires, not being able to invoke fiscal confidentiality.

In November 2018, the UIF passed Resolution No. 134/2018, which updates the list of persons considered to be “politically exposed persons” (“PEP”) in Argentina, taking into account any positions occupied by them in the present or in the past, and their relationship by closeness or affinity with third parties who occupy or have occupied such positions. Also, during 2019, the UIF issued Resolution No. 15/2019, which modified the politically exposed persons list and Resolution 128/19 established that foreign politically exposed persons will be considered high risk and therefore subject to reinforced due diligence measures, with some exceptions.

On December 26, 2018, the UIF published UIF Resolution No. 154/2018, which amended the supervision procedures then in effect providing for new procedures consistent with and conforming to the international standards promoted by the Financial Action Task Force (“FATF”), which shall be applied in accordance with a risk-based approach.

In July 2019, by Decree No. 489/2019, the Executive Branch created the Public Registry of Persons and Entities Linked to Acts of Terrorism and its Financing (Registro Público de Personas y Entidades Vinculadas a Actos de Terrorismo y su Financiamiento) (“RePET”), to centralize and manage all information related to the administrative freezing of assets linked to acts of terrorism and its financing. RePET is empowered to provide public access and guarantee the exchange of information with the agencies with competence in the field and with third countries, and the reporting parties must provide all information related to transactions carried out or attempted by individuals or legal entities included in RePET.

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

Additionally, based on international recommendations, the reform establishes the prohibition of maintaining anonymous or under fictitious names, specifies required measures concerning foreign politically exposed persons, emphasizes the need to apply proportionate Enhanced Due Diligence measures to identified risks, and incorporates the possibility for financial institutions to rely on third parties for the execution of certain due diligence measures.

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

On March 15, 2024, Law No. 27.739 was published in the Official Gazette, and introduced certain modifications to the regulatory framework for AML/CFT. Among these, the creation of a Centralized Public Registry of Ultimate Beneficial Owners, managed by the AFIP, stands out. All companies, legal entities, or other contractual entities or legal structures established in Argentina or of foreign origin that carry out activities in the country and/or own goods and/or assets located and/or placed in the country must be registered.

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

Argentine Taxes

Income Tax

Law No. 27,430, enacted on December 27, 2017, and published in the Official Gazette on December 29, 2017, had introduced several amendments to Income Tax Law No. 20,628, among others, a corporate tax rate reduction in two phases. For fiscal years beginning on or after January 1, 2018, until December 31, 2019, there had been a reduction of the tax rate from 35% to 30%. Beginning on or after January 1, 2020, the tax rate would have been further reduced to 25%. Additionally, a withholding of 7% or 13% had been established for the fiscal years mentioned above, on the dividends distributed by local entities in favor of their shareholders provided they are resident individuals or undivided estates, or are foreign beneficiaries.

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

Foreign beneficiaries

Capital gains of Argentine source (as it is the case of both our ADSs and shares) obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of shares are subject to income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price at the seller’s election. Notwithstanding, Law No. 27,430 established an exemption for foreign beneficiaries participating in the sale of publicly traded shares traded in stock exchanges under the supervision of the CNV. Said Law also established an exemption for capital gains derived from the sale, exchange or other disposition of share certificates issued abroad that represent shares issued by Argentine companies (i.e., ADRs). The exemptions will apply only if the foreign beneficiaries do not reside in, and the funds do not arise from, “non-cooperating” jurisdictions for tax transparency purposes.

In case the foreign beneficiaries reside in or the funds arise from “non-cooperating jurisdictions,” the tax rate applicable for the sale, exchange or other disposition of shares and/or ADSs amounts to 35%. The non-cooperating jurisdictions list is prepared and published by the executive branch. The ARCA (ex AFIP) has prepared an indicative and non-exhaustive list of jurisdictions considered to be low-or-no-tax jurisdictions, which can be consulted on their web site at: https://www.afip.gob.ar/fiscalidad-internacional/jurisdicciones-no-cooperantes/jurisdicciones-baja-nula-tributacion/que-son.asp. The U.S. is currently not a non-cooperating jurisdiction.

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

Capital gains obtained in tax years beginning from January 1, 2026, by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or ADSs are subject to the following tiered structure of corporate income tax rates for different brackets of earnings:

Annual taxable income (in pesos)	Tax due on lower limit (in pesos)	Marginal rate on the excess of the lower limit
0 to 133.51 million	0	25%
Over 133.51 million to 1335.14 million	33.38 million	30%
Over 1335.14 million	393.87 million	35%

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

Pursuant to Law No. 27,541, as of December 31, 2019, the rate is 0.50% and is levied on the proportional net worth value (valor patrimonial proporcional), of the shares as per the Argentine entity’s last financial statements prepared under Argentine GAAP.

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

In relation with the application of the above mentioned legal presumption on incoming funds from jurisdictions considered as low or null tax jurisdictions (defined under Section 20 of the Argentine Income Tax Law), pursuant to Section 25 of the Decree No. 48/2023, the total tax burden applicable in each jurisdiction on business income shall be taken into account, irrespective of the level(s) of government by which such taxes are imposed.

In practice, this means that a jurisdiction in which the maximum level of taxation on business income is below 15% may be regarded as a low-tax or zero-tax jurisdiction.

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

United States Taxes

General. This following discussion is a summary of U.S. federal income tax consequences generally applicable to a U.S. holder (as defined below) who holds our Class B Shares or ADSs. It applies to a U.S. holder only if such holder holds our Class B Shares or ADSs as “capital assets” within the meaning of the Internal Revenue Code of 1986, as amended (“Code”) and is not a member of a special class of holders subject to special rules, including: a dealer in securities; a trader in securities that elects to use a mark-to-market method of accounting for his or her securities holdings; a tax-exempt organization; a life insurance company; a person liable for alternative minimum tax; a person that actually or constructively owns 10% or more of the voting power or value of our aggregate shares outstanding; a person that holds Class B Shares or ADSs as part of a hedging or straddle or conversion transaction; a person that purchases or sells Class B Shares or ADSs as part of a wash sale for tax purposes; a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) and partners or members therein; or a person whose functional currency is not the U.S. dollar.

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

A holder is a U.S. holder if such holder is a beneficial owner of Class B Shares or ADSs and such holder is: a citizen or resident of the United States; a domestic corporation or other entity taxable as such; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust, if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust (“U.S. holder”).

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

The depositary will, as provided in the Deposit Agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of our ADRs. Any record holder of ADRs may read such reports, notices, or summaries thereof, and communications at the depositary’s office. The depositary’s office is located at 388 Greenwich Street–6th Floor New York, NY 10013.

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

Disclosure for Fees Incurred in Past Annual Period. From January 1, 2025, to April 22, 2026, we received from the Depositary US$ 309,617.36 for the expenses incurred by us related to the administration and maintenance of the ADR program and investor relation activities .

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

No events required to be reported that would materially affect us have occurred.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures.

A. Disclosure Controls and Procedures

We carried out an assessment under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this assessment, our CEO and CFO concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management concluded that, as of the end of fiscal year 2025, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

PwC and EY have jointly audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2025, as stated in their reports appearing herein.

D. Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

We have one audit committee financial expert serving on our Audit Committee. Our Board of Directors has identified Mr. Carlos Olivieri as an audit committee financial expert. Mr. Olivieri is an independent director within the meaning of Rule 10A-3 under the Exchange Act.

Item 16B.	Code of Ethics

We have adopted a code of ethics (“Code of Ethics”), applicable to all employees, including our principal executive, accounting and financial officers, and all directors. We will provide our Code of Ethics to any person without charge. Our Code of Ethics is available both on our website at https://www.tgs.com.ar/investors/Corporate-governance and is part of our integrity program. The information on our website is not incorporated into this Annual Report.

Any waivers to the Code of Ethics for directors or executive officers requiring disclosure under the NYSE Standards will be disclosed on our website. For more information, see “Item 16G. Corporate Governance.”

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

Fees billed for professional services provided to us by PwC and EY, during the years ended December 31, 2025 and 2024 in each of the following categories are:

	Year ended December 31,
	PwC		EY
	2025	2024	2025	2024
	(In thousands of pesos)
Audit fees	804,002	851,082	818,906	869,614
Audit related fees	54,788	-	24,078	-
Total fees	858,790	851,082	842,984	869,614

Audit fees. Audit fees in the table above represent services rendered for the audit of our annual Financial Statements for Form 20-F, the review of our quarterly reports, and services provided by PwC and EY in connection with statutory and regulatory filings or engagements.

Audit related fees. Audit related fees in the table above represent services rendered for the issuance of special reports in connection with filings to ENARGAS and the issuance of the 2035 Notes.

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

Consequently, all services and fees rendered by our independent auditors during the year ended December 31, 2025 were approved by the Audit Committee prior to their engagement to perform such work.

The general annual shareholders´ meeting designates the external auditor.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G	Corporate Governance

Our corporate governance practices are governed by:

•	applicable Argentine law (particularly, the General Companies Act),

•	the standards of BYMA,

•	Capital Markets Law and Decree No. 1,023/2013,

•	the standards of the CNV,

•	our Bylaws,

•	our integrity program and other internal control policies and procedures, and

•	certain rules of the NYSE applicable to listed foreign private issuers.

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

Directors

According to NYSE Standards, listed companies must have a majority of independent directors. Argentine law does not require a majority of independent directors, but does require at least two independent directors on the Audit Committee. At our Board of Directors meeting held on April 15, 2026, three independent directors, meeting the independence criteria set forth under SEC regulations and NYSE Standards (but under CNV regulations, two qualify as independents) were appointed to the Audit Committee. We also have three alternate directors who qualify as independent.

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

No employee who possesses Insider Information can, until such information is publicly announced:
•	Use such Insider Information in order to obtain any type of advantage through the purchase, sale, or any type of transaction in the company’s securities listed on stock markets (Covered Securities).

•	Disclose or communicate Insider Information to third parties, except in the normal course of one’s work, position, or profession.

•	Based on Insider Information, recommend or advise a third party to execute any type of transaction in the company’s securities listed on stock markets.

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

Our cybersecurity program includes an incident response plan to engage cross-functionally across our company and report cybersecurity incidents to appropriate levels of management, including senior management, and the Audit Committee or Executive Committee, based on potential impact. We conduct annual cybersecurity awareness training and routinely test cybersecurity awareness. In addition, we engage third-party cybersecurity experts to test, evaluate and recommend improvements on the effectiveness of our cybersecurity program through penetration testing, breach assessments, regular cybersecurity incident drill testing. Our cybersecurity risk management processes extend to the oversight and identification of threats associated with our use of third-party service providers. We require in our contracts that third-party services comply with our security policies through Request for Proposals (RFPs).

Our cybersecurity governance is guided by the framework established under SEC regulations and aligned with international standards (ISO 27001 and C2M2). This framework provides a structured reference to support our cybersecurity governance and assists us in identifying potential compliance gaps, if any.

Governance

Our board of directors, through the Audit Committee, oversees the risk management process, including on cybersecurity risks. The risk management program, focuses on the most significant risks that we face in the short-, intermediate-, and long-term timeframe. Audit Committee meetings include discussions of specific risk areas throughout the year, including, among others, those relating to cybersecurity.

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

Our Chief Information Security Officer (“CISO”), in coordination with "Planning and risk management," is responsible for leading the assessment and management of cybersecurity risks. The current CISO has over 20 years of experience in information security with expertise in the design, implementation, auditing, and analysis of cybersecurity risks. She holds diplomas in Cybersecurity and Industrial Cybersecurity She stays up-to-date by attending cybersecurity specific conferences and congress. The CISO provides regular reports to the Corporation’s senior management throughout the year, and to the Audit Committee or the Executive Committee, as appropriate, in its annual cybersecurity review. Such reports typically address, among other things, the Corporation’s cybersecurity strategy, initiatives, key security metrics, penetration testing and benchmarking learnings, and business response plans as well as the evolving cybersecurity threat landscape. As of the date of this Annual Report, we have not identified any risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected, or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. While we believe our cybersecurity program to be appropriate for managing constantly evolving cybersecurity risks, no program can fully protect against all possible adverse events. For additional information on these risks and potential consequences if the measures we are taking prove to be insufficient or if our proprietary data is otherwise not protected, see “Item 3. Key Information—D. Risk Factors—Our business has become dependent on digital technologies to conduct day-to-day operations and we may be subject to cyberattacks or other risks related to new technologies.”

PART III

Item 17.	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item 17.

Item 18.	Financial Statements

The following Financial Statements are filed as part of this Form 20-F:

Transportadora de Gas del Sur S.A.

Item 19.	Exhibits

No.
1.1	Corporate Charter and Bylaws.(2)
1.2	Bylaws Amendments.(1)
2.4.1
Indenture dated July 24, 2024, entered into among us, Delaware Trust Company as trustee, co-registrar, paying agent and transfer agent, and Banco Santander Rio S.A., as registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina, relating to the issuance of our 8.500% senior notes due 2031.(10)

2.4.2
Indenture dated November 20, 2025, entered into among us, Delaware Trust Company as trustee, co-registrar, paying agent and transfer agent, and Banco Santander Rio S.A., as registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina, relating to the issuance of our 7.750% senior notes due 2035.

2.5.1	Officers’ Certificate establishing the terms of our 8.500% senior notes due 2031.(10)

2.5.2	Officers’ Certificate establishing the terms of our 7.750% senior notes due 2035.
2.6	Description of Securities Registered under Section 12 of the Exchange Act.(3)
3.1	CIESA Shareholders’ Agreement.(5)
3.2	CIESA’s Fourth Amendment to the Restructuring Agreement.(6)
3.3	CIESA’s Settlement Agreement.(5)
4.1	Technical Assistance Service Agreement between Pampa Energía and us, dated December 26, 2017.(2)
5.1	Financial lease agreement between Petrobras Argentina and us, dated July 25, 2016.(7)
8.1	List of our Subsidiaries.
11.1	Code of Ethics.(4)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Audit Committee Charter.(8)
19.1	Insider Trading Policy
97.1	Clawback Policy(9)

(1)
Amendment incorporated by reference to our Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2015 (Commission File No. 1-13396), (ii) amendment previously filed with the SEC pursuant to current report on Form 6-K, dated April 12, 2017 (Commission File No. 1-13.396), and (iii) amendment previously filed with the SEC pursuant to current report on Form 6-K, dated April 8, 2021 (Commission File No. 1-13.396).

(2)	Incorporated by reference to our Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2018 (Commission File No. 1-13396).

(3)	Incorporated by reference to our Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2019 (Commission File No. 1-13396).

(4)	Incorporated by reference to our Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2005 (Commission File No. 1-13396).

(5)	Incorporated by reference to our Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2012 (Commission File No. 1-13396).

(6)	Incorporated by reference to our Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2010 (Commission File No. 1-13396).

(7)	Incorporated by reference to our Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2017 (Commission File No. 1-13396).

(8)	Incorporated by reference to our Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2003 (Commission File No. 1-13396).

(9)	Incorporated by reference to our Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2023 (Commission File No. 1-13396).

(10)	Incorporated by reference to our Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2024 (Commission File No. 1-13396).

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

Dated: April 22, 2026.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Transportadora de Gas del Sur S.A. and its subsidiaries (together the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 22, 2026 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability of Property, Plant & Equipment of the Natural Gas Transportation cash-generating unit

Description of the matter

As discussed in Notes 4.j) and 5.a) to the consolidated financial statements, at December 31, 2025, the Company’s net book value of Property, Plant & Equipment (“PPE”) related to the Natural Gas Transportation cash-generating unit (“CGU”) was Argentine Pesos 1,667,840 million.  PPE is tested to evaluate whether there are significant events or changes that could have an adverse effect on the Company or will take place in the near future that could affect the recoverable amount of PPE. To assess the existence of impairment indicators, management analyzed a series of assumptions and judgments based on information from both internal and external sources, such as tariff increases and the recognition of cost adjustments, as well as the behavior of macroeconomic variables including discount rates and market rates. During the year ended December 31, 2025, management has not identified any indicators of impairment of PPE of the Natural Gas Transportation CGU.

The principal considerations for our determination that performing procedures relating to the recoverability of PPE of the Natural Gas Transportation CGU is a critical audit matter are the significant judgment by management in assessing the existence of impairment indicators in this CGU that has historically exhibited greater sensitivity to changes in economic and regulatory conditions, a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s  conclusions in the process of identifying impairment indicators from internal and external sources, including significant assumptions related  to  tariff increases and the recognition of cost adjustments, as well as the behavior of macroeconomic variables including discount rates and market rates. In addition, the audit effort involved professionals with specialized skill and knowledge.

How we addressed the matter in our audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These audit procedures included obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over management’s process to assess the existence of impairment indicators. These procedures also included, among others, evaluating the rationale developed by management to support the absence of impairment indicators and testing the aforementioned significant assumptions and the completeness, accuracy, and relevance of underlying data used. The significant assumptions were compared with available economic trend data, sensitivity analyses of the significant assumptions were performed to evaluate the changes in  the value in use estimated in the 2024 impairment assessment that would result from changes in the assumptions, and the disclosures in the consolidated financial statements were assessed. Professionals with specialized skill and knowledge were involved to assist in the evaluation of the significant assumptions used in the assessment of the existence of impairment indicators by management.

/s/ Price Waterhouse & Co. S.R.L.	/s/ Pistrelli, Henry Martin y Asociados S.A.

/s/Paula Veronica Aniasi	Member of Ernst & Young Global Limited

Price Waterhouse & Co. S.R.L (“PwC”) has served as the Company’s auditor since 2012. PwC and Pistrelli, Henry Martin y Asociados S.A. have served as the Company’s joint auditors since 2017.

City of Buenos Aires, Argentina
April 22, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

Opinion on Internal Control over Financial Reporting

We have audited Transportadora de Gas del Sur S.A. and its subsidiaries (together the “Company”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“the COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated April 22, 2026 expressed an unqualified opinion thereon.

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

City of Buenos Aires, Argentina
April 22, 2026

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
 (Stated in thousands of pesos as described in Note 3 and 4.d. except for share and per share information)

	Notes	2025	2024	2023

Revenues	8.h.	1,720,626,082	1,604,587,432	1,297,140,194
Net cost of sales	8.i	(787,387,910)	(756,721,270)	(815,697,900)
Gross profit		933,238,172	847,866,162	481,442,294

Administrative expenses	8.j.	(67,189,948)	(62,390,528)	(58,568,572)
Selling expenses	8.j.	(115,259,291)	(101,607,971)	(87,148,189)
Other operating results, net	8.l.	(47,307,739)	1,072,637	(2,173,662)
Reversal of Impairment of PPE	5.a.	-	52,126,669	-
Operating profit		703,481,194	737,066,969	333,551,871

Net financial results
Financial income	8.k.	218,465,752	152,853,649	843,369,691
Financial expenses	8.k.	(386,262,883)	(272,936,847)	(1,442,934,673)
Other financial results	8.k.	163,517,751	213,439,393	552,985,538
(Loss) / Gain on net monetary position	8.k.	(58,886,419)	(64,994,633)	(161,912,121)
Total net financial results		(63,165,799)	28,361,562	(208,491,565)

Share of profit / (loss) from associates	11	3,727,703	320,716	(87,083)

Net income before income tax		644,043,098	765,749,247	124,973,223

Income tax expense	14	(223,182,952)	(278,803,758)	(57,602,212)

Total comprehensive income for the year		420,860,146	486,945,489	67,371,011

Total comprehensive income attributable to:
Owners of the Company		420,859,657	486,945,767	67,369,367
Non-controlling interests		489	(278)	1,644
Total comprehensive income for the year		420,860,146	486,945,489	67,371,011

Total comprehensive income per share attributable to owners of the Company:
Weighted average number of outstanding ordinary shares		752,761,058	752,761,058	752,761,058
Basic and diluted earnings per share		559.09	646.88	89.50

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2025 AND 2024 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	Notes	2025	2024
ASSETS

Non-current assets
Property, plant and equipment	12	3,171,441,918	3,137,276,275
Investments in associates	9	5,339,609	1,611,906
Deferred income tax asset	14	51,733	6,464
Other receivables	8.a.	431,397	575,393
Total non-current assets		3,177,264,657	3,139,470,038

Current assets
Other receivables	8.a.	221,764,185	68,152,310
Inventories		10,364,857	4,820,873
Trade receivables	8.b.	196,614,744	205,237,736
Contract assets		27,278	34,286
Financial assets measured at amortised cost	8.m.	355,915,568	357,298,924
Financial assets at fair value through profit or loss	8.n.	648,152,264	611,643,130
Cash and cash equivalents	8.c.	804,106,528	78,894,638
Total current assets		2,236,945,424	1,326,081,897
Total Assets		5,414,210,081	4,465,551,935

EQUITY
Common stock		971,540,432	971,540,432
Treasury shares		-	53,863,390
Cost of acquisition of treasury shares		-	(97,455,079)
Additional paid-up capital		(71,862,545)	(28,270,856)
Legal reserve		156,136,573	131,789,284
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		1,651,188,520	1,419,742,302
Accumulated retained earnings		420,859,657	486,945,767
Equity attributable to equity holders of the parent		3,127,862,637	2,938,155,240
Non-controlling interests		2,835	2,346
Total equity		3,127,865,472	2,938,157,586

LIABILITES

Non-current liabilities
Deferred tax liabilities	14	240,517,691	235,078,977
Contract liabilities	8.d.	137,864,649	146,961,103
Loans	13	1,460,728,384	659,997,560
Total non-current liabilities		1,839,110,724	1,042,037,640

Current liabilities
Provisions	15	960,395	553,945
Contract liabilities	8.d.	8,861,803	9,817,028
Other payables	8.e.	346,889	320,957
Taxes payables	8.f.	11,432,934	14,172,523
Income tax payable		52,627,834	230,851,260
Payroll and social security taxes payable	8.o.	27,670,338	25,583,998
Loans	13	244,877,733	103,129,469
Trade payables	8.g.	100,455,959	100,927,529
Total current liabilities		447,233,885	485,356,709

Total liabilities		2,286,344,609	1,527,394,349

Total equity and liabilities		5,414,210,081	4,465,551,935

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	Shareholders’ Contributions							Retained Earnings
	Outstanding shares		Treasury shares
									Reserve for
		Inflation		Inflation	Acquisition				capital expenditures,
		adjustment		adjustment	cost	Additional			acquisition of	Accumulated			Non-
	Common	to common	Common	to common	of treasury	paid-up			treasury shares	retained			Controlling
	stock	stock	stock (1)	stock (1)	shares (1)	capital	Subtotal	Legal reserve	and/or dividends	earnings	Subtotal	Total	interests	Total
Balances at December 31, 2022	752,761	970,787,671	41,734	53,821,656	(97,455,079)	(28,270,856)	899,677,887	114,005,868	1,081,857,422	288,298,929	1,484,162,219	2,383,840,106	980	2,383,841,086

Resolutions of the Ordinary, Extraordinary and Special Shareholders´
Meeting held on April 19, 2023
Legal Reserve	-	-	-	-	-	-	-	14,414,947	-	(14,414,947)	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	(1,081,857,422)	1,081,857,422	-	-	-	-
Reserve for capital expenditures, acquisition of treasury shares and/or dividends	-	-	-	-	-	-	-	-	1,355,741,404	(1,355,741,404)	-	-	-	-

Comprehensive income for the year	-	-	-	-	-	-	-	-	-	67,369,367	67,369,367	67,369,367	1,644	67,371,011

Balances at December 31, 2023	752,761	970,787,671	41,734	53,821,656	(97,455,079)	(28,270,856)	899,677,887	128,420,815	1,355,741,404	67,369,367	1,551,531,586	2,451,209,473	2,624	2,451,212,097

Resolutions of the Ordinary, Extraordinary ans Special Shareholders´
Meeting held on April 17, 2024
Legal Reserve	-	-	-	-	-	-	-	3,368,469	-	(3,368,469)	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	(1,355,741,404)	1,355,741,404	-	-	-	-
Reserve for capital expenditures, acquisition of treasury shares and/or dividends	-	-	-	-	-	-	-	-	1,419,742,302	(1,419,742,302)	-	-	-	-

Comprehensive income for the year	-	-	-	-	-	-	-	-	-	486,945,767	486,945,767	486,945,767	(278)	486,945,489

Balances at December 31, 2024	752,761	970,787,671	41,734	53,821,656	(97,455,079)	(28,270,856)	899,677,887	131,789,284	1,419,742,302	486,945,767	2,038,477,353	2,938,155,240	2,346	2,938,157,586

Resolutions of the Ordinary, Extraordinary and Special Shareholders´
Meeting held on April 30, 2025
Legal Reserve	-	-	-	-	-	-	-	24,347,289	-	(24,347,289)	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	(1,419,742,302)	1,419,742,302	-	-	-	-
Reserve for capital expenditures, acquisition of treasury shares and/or dividends	-	-	-	-	-	-	-	-	1,882,340,780	(1,882,340,780)	-	-	-	-
Common stock reduction (1)	-	-	(41,734)	(53,821,656)	97,455,079	(43,591,689)	-	-	-	-	-	-	-	-

Dividend payment approved by the Board of Director´s Meeting held on May 28, 2025	-	-	-	-	-	-	-	-	(231,152,260)	-	(231,152,260)	(231,152,260)	-	(231,152,260)

Comprehensive income for the year	-	-	-	-	-	-	-	-	-	420,859,657	420,859,657	420,859,657	489	420,860,146

Balances at December 31, 2025	752,761	970,787,671	-	-	-	(71,862,545)	899,677,887	156,136,573	1,651,188,520	420,859,657	2,228,184,750	3,127,862,637	2,835	3,127,865,472

(1)	See Note 19 to these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	2025	2024	2023
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Total comprehensive income for the year	420,860,146	486,945,489	67,371,011

Reconciliation of total comprehensive income to cash flows provided by operating activities:

Depreciation of property, plant and equipment	201,961,353	170,574,036	173,677,316
Disposal and retirements of property, plant and equipment	6,850,652	3,701,468	3,180,992
Share of (gain) / loss from associates	(3,727,703)	(320,716)	87,083
Increase / (Decrease) in provisions	593,899	(2,572,940)	4,100,542
Interest expense accrual, net	86,605,290	77,386,888	70,273,366
Fair value gains and interest inocome on other financial assets other than cash and cash equivalents	(187,579,270)	(246,522,476)	(572,095,318)
Income tax	223,182,952	278,803,758	57,602,212
Reversal of Impairment of Property, plant and equipment	-	(52,126,669)	-
Impairment of financial assets (Note 8.b)	11,078,767	-	488,750
Foreign exchange loss	156,273,721	112,036,363	690,516,847
Loss on net monetary position	29,943,886	12,695,618	141,146,213

Changes in assets and liabilities:
Trade receivables	(70,313,211)	(158,985,833)	(111,381,762)
Other receivables	(112,023,952)	(57,743,670)	(41,900,986)
Inventories	(6,700,153)	5,267,966	(16,717,351)
Trade payables	46,867,029	40,061,923	84,095,717
Contract assets	(1,215)	(8,078)	11,805
Payroll and social security taxes	8,222,038	17,394,716	9,708,993
Taxes payables	659,345	10,709,852	4,671,164
Other payables	102,906	223,119	(616,855)
Provisions	-	-	(13,315)
Interest paid	(65,025,021)	(42,177,322)	(45,224,646)
Income tax paid	(186,112,938)	(5,250,394)	(32,027,030)
Contract liabilities	(10,051,679)	(13,177,934)	56,101,727

Cash flows provided by operating activities	551,666,842	636,915,164	543,056,475

CASH FLOWS USED IN INVESTING ACTIVITIES

Additions and prepayments to property, plant and equipment	(320,462,989)	(381,242,523)	(386,965,918)
Payments for purchases of financial assets not considered as cash and cash equivalents, net	(86,300,854)	(125,085,849)	(204,379,941)
Payments for purchases of financial assets not considered as cash and cash equivalents	(541,712,375)	-	-
Proceeds from sales of financial assets not considered cash and cash equivalents	493,982,140	-	-

Cash flows used in investing activities	(454,494,078)	(506,328,372)	(591,345,859)

CASH FLOWS (USED IN) / PROVIDED BY FINANCING ACTIVITIES

Proceeds from loans	887,256,557	770,027,997	102,393,769
Payments of loans	(582,140)	(810,265,371)	(31,198,443)
Payments of dividends	(231,152,260)	-	-
Payments of leases	(828,254)	(1,001,133)	(573,754)

Cash flows (used in) / provided by financing activities	654,693,903	(41,238,507)	70,621,572

NET INCREASE IN CASH AND CASH EQUIVALENTS	751,866,667	89,348,285	22,332,188

Cash and cash equivalents at the beginning of the year	78,894,638	18,904,419	26,663,639

Foreign exchange gain on Cash and cash equivalents	16,197,714	224,885	4,156,730

Monetary results effect on Cash and cash equivalents	(42,852,491)	(29,582,951)	(34,248,138)

Cash and cash equivalents at the end of the year	804,106,528	78,894,638	18,904,419

The accompanying notes are an integral part of these consolidated financial statements.
For further information, see Note 6.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

1.	BUSINESS DESCRIPTION

Business Overview

Transportadora de Gas del Sur S.A. (“tgs” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). tgs commenced operations on December 28, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). tgs’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to tgs for a period of thirty-five years (“the License”). On July 24, 2025, tgs was granted with a 20 years extension of the Licence, expiring on December 28, 2047. The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. tgs also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. In addition, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Subsequently, the corporate purpose of the Company was modified to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Major Shareholders

As of December 31, 2024, tgs’ controlling shareholder Compañía de Inversiones de Energía S.A. (“CIESA”), held 51% of the common stock of the company, the National Social Security Administration (“ANSES”) held 24% and the remaining 25% was held by the investing public on the Bolsa de Comercio de Buenos Aires and the New York Stock Exchange ( “NYSE”) (tgs had 5.25% of the shares in the portfolio).

On April 30, 2025, the Ordinary, Extraordinary and Special General Shareholders' Meeting approved the reduction of the Company's share capital, in accordance with the provisions of Note 19 – Common stock and Dividends. Following this decision, the Company´s share capital was structured as follows: CIESA holds 53.83%, ANSES holds 25.33% and the general public hold the remaining 20.84%.

CIESA is under joint control of Pampa Energía S.A. (“Pampa Energía”) with 50% and Grupo Inversor Petroquímica S.L. (“GIP”) and PCT L.L.C. with the remaining 50%.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The following table shows the organizational structure, shareholders and related parties of tgs as of December 31, 2025:

46.17%,  20.84%,, 99.98%, 0.02%, 49%, 25.5%, 20.4%, 5.10%

Dedicated Branch 1 – Perito Moreno Pipeline Expansion (the “Dedicated Branch”)

In 2024, the Company submitted a Private Initiative to the National Ministry of Economy for the expansion of the transportation capacity of Section I of the Perito Francisco Pascasio Moreno Gas Pipeline (“GPM”), which runs from Tratayén (Neuquén) to Salliqueló (Buenos Aires). The project aims to increase the natural gas transportation capacity by 14 MMm³/d, in exchange for which the awarded party will be granted such capacity for a period of 15 years, including the operation and maintenance of the pipeline and complementary infrastructure.

The project was declared of national public interest and authorized for bidding by ENARSA. In this context, on May 22, 2025, ENARSA launched National and International Public Tender GPM No. 01/2025, which was awarded to tgs and approved by the Secretariat of Energy on October 17, 2025.

Additionally, tgs committed to carrying out a complementary expansion in the final sections of its licensed system, works necessary to achieve the project’s objectives.

The works are scheduled to be completed by April 30, 2027.

The project will be developed under the Large Investments Incentive Regime (RIGI), established by Law No. 27,742 and Decrees No. 749/2024 and 940/2024, which promotes long-term investments in strategic sectors. To this end, the Company established a Dedicated Branch that will act as a Single Project Vehicle (SPV) under the name “Transportadora de Gas del Sur S.A. – Sucursal Dedicada 1”, with the exclusive purpose of executing and operating the GPM expansion project. The request for adhesion was submitted on October 26, 2025. As of the date of issuance of these Consolidated Financial Statements, the regulatory authority has not issued a ruling on the matter.

For further information, see Note 17.d) Regulatory Framework – Dedicated Branch.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Economic context

The Company operates in a complex economic context whose main variables have recently had strong volatility as a result of political and economic events at the national level.

Among the main macroeconomic variables for 2025, we can mention:

•
The CPI for 2025 was 31.5%, showing a marked deceleration compared to the 117.8% recorded in 2024. Throughout the year, monthly inflation remained around 2%, reaching the lowest level in more than three years.

•	The WPI variation for fiscal year 2025 was 26.2% versus 67.1% in the previous year, reflecting wholesale price stability within the framework of the economic program.

•
Following the implementation of the exchange rate band flotation regime on April 11, 2025, the official exchange rate moved within the limits established by the Argentine Central Bank (“BCRA”), showing a relatively contained trajectory. The exchange rate published by Banco Nación Argentina (BNA) closed 2025 at ARS 1,455 per U.S. dollar, up from ARS 1,032 as of December 31, 2024, representing an annual increase of 41%, which exceeded the accumulated inflation of 31.5% as measured by the CPI. As for the exchange rate gap, levels throughout most of 2025 remained significantly below those observed in prior years, with further compression episodes toward year end.

•
Economic activity: GDP recorded growth of 3.3% in the third quarter of 2025, driven by the energy sector and exports, although with heterogeneity in domestic consumption. The Monthly Economic Activity Estimator (EMAE) showed positive variations in the last quarter, consolidating the recovery after the 2.1% decline recorded in 2024.

•
The Salary Index for 2025 recorded a year‑over‑year increase of 38.2%, remaining above the inflation rate for the period and reflecting an improvement in workers’ purchasing power. Meanwhile, the unemployment rate for the third quarter of 2025 stood at 6.6%, showing a slight improvement compared with previous periods, although within a context of persistent pressure on the labor market and high levels of informality.

•	Net international reserves of the BCRA reached US$ 41,167 million at year-end 2025, compared to US$ 29,612 million in December 2024, driven by the trade surplus and external financing.

•	The trade balance closed with a surplus of US$ 11,286 million, supported by higher energy and agribusiness exports and by the reduction in imports within the framework of exchange rate normalization.

•
The government maintained both the primary and financial surplus for the second consecutive year, equivalent to approximately 1.4% and 0.2% of GDP, respectively, consolidating the fiscal adjustment policy initiated in 2024.

During 2025, the Government reached an Extended Fund Facility agreement with the International Monetary Fund (IMF) for US$ 20,000 million, with a duration of 48 months. This agreement, together with additional financing from multilateral organizations amounting to US$ 3,100 million, supports the next phase of the economic program, focused on stabilization and structural reforms.

This phase, announced on April 11, mainly includes: (i) the flexibilization of the exchange rate regime, under which the U.S. dollar quotation in the Foreign Exchange Market (MLC) may fluctuate within a moving band between Ps. 1,000 and Ps. 1,400, whose limits were previously expanded at a monthly rate of 1%. However, as from January 1, 2026, the floor and ceiling of the exchange band began to be updated daily based on the latest monthly inflation data published by INDEC, replacing the prior mechanism of a fixed 1% monthly adjustment; (ii) the elimination of the “dólar blend”; (iii) the removal of foreign exchange restrictions for individuals; (iv) authorization for the distribution of dividends to foreign shareholders starting from fiscal years beginning in 2025 (i.e., payments may be made as from 2026); and (v) relaxation of deadlines for the settlement of foreign trade transactions.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The flexibilizations for the settlement of foreign trade transactions include:

•	Elimination of the 30-day waiting period from customs clearance of goods.
•	Removal of the deadline for payment of services counted from their provision.
•	Authorization to pay for services rendered by related companies starting 90 days after their provision.
•	Small and medium-sized enterprises may make payments from the dispatch of goods at the port of origin.
•	Payment terms for the import of capital goods have been eased, now allowing a 30% advance payment.

Regarding monetary policy, the commitment to refrain from issuing pesos to finance the fiscal deficit or to remunerate the BCRA’s monetary liabilities was maintained, thereby reinforcing the nominal anchor of the economic program.

On September 7, 2025, legislative elections were held in the Province of Buenos Aires, in which the ruling party suffered a significant defeat against the opposition coalition Fuerza Patria, which obtained a lead of more than 13 percentage points. This result, considered a key political test ahead of the national elections in October, generated uncertainty in financial markets. In the following days, an increase in the country risk index was observed, along with pressures on the exchange rate and adjustments in inflation expectations. The official dollar rose Ps. 45 in a single day, approaching the upper limit of the floating band.

Likewise, on the international front, the United States government adopted a series of economic measures that marked a significant shift in trade and fiscal policy. Specifically, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective as of April 5, 2025, as well as a higher, customized reciprocal tariff for those countries with which the United States maintains the largest trade deficits. Although certain energy products have been excluded, the impact of these measures on economic growth and global trade remains uncertain and could disrupt international trade flows and increase operating costs for companies dependent on global supply chains.

To reduce exchange rate instability and financial market volatility ahead of the legislative elections on October 26, 2025, the Argentine Government entered into a financial assistance agreement with the United States. This agreement included a currency swap mechanism for US$20,000 million and intervention by the U.S. Treasury through the direct purchase of pesos in the local market. These measures aimed to strengthen international reserves and provide market certainty in a context of heightened pre-electoral uncertainty.

In this context, the national legislative elections were held on October 26, defining the new composition of the National Congress and potentially having significant implications for the country’s economic and regulatory direction. The government has clearly expressed its intention to move forward with structural reforms aimed at fiscal consolidation, reducing inflation, and economic deregulation; however, uncertainty persists regarding legislative support for their implementation. The absence of legislative consensus could limit the scope of the proposed reforms, influence market expectations, and affect macroeconomic stability.

On December 10, 2025, the Ministry of Economy carried out the auction of the National Treasury Bond in U.S. dollars with a fixed rate of 6.50% and maturity on November 30, 2029 (BONAR 2029N), awarding US$ 1,000 million out of total bids of US$ 1,420 million. The cut-off price implied an annual yield of 9.26%, with full amortization at maturity. According to official information, the funds obtained will be used to partially cover the scheduled amortizations for January 2026, avoiding the use of the Central Bank’s reserves.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

On December 27, 2025, the National Congress simultaneously enacted the 2026 Budget Law and the so-called “Fiscal Innocence Law,” which establishes the presumption of innocence for taxpayers, updates the thresholds for classifying tax offenses, shortens statute of limitations periods, and enables voluntary regularization mechanisms. These provisions provide greater legal and fiscal certainty, fostering transparency and compliance within the framework of corporate governance.

Likewise, the Company's management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The reforms proposed by the new government began their legislative discussion process. It is not possible to predict at this time its evolution or new measures that could be announced. Likewise, the Company cannot guarantee that the aforementioned macroeconomic difficulties or the adoption of new measures by the Argentine Government to control inflation may affect its operations and financial situation.

The Company's financial statements must be read in light of these circumstances.

2.	CONSOLIDATED FINANCIAL STATEMENTS

tgs presents its consolidated financial statements including Telcosur S.A. (“Telcosur”), its consolidated subsidiary, which are jointly referred to as “tgs” or “the Company”.

These Consolidated Financial Statements were approved and authorized for issuance by the Company's Board of Directors on April 22, 2026.

3.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their consolidated financial statements by applying Technical Resolution No. 26 amended by Resolution N° 29 of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), which adopts the IFRS Accounting Standards issued by the IASB, its amendments and circulars for the adoption of IFRS Accounting Standards that the FACPCE dictates in accordance with the provisions of that Technical Resolution.
The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the impairment of financial assets, income taxes, provisions for legal claims and others, depreciations and recoverable value of assets. Actual results could be significantly different from such estimates.

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

The consolidated financial statements have been stated in thousands of Argentine pesos (“Ps.”) which is the functional currency of the Company and its subsidiary, unless otherwise stated, and restated to reflect the effects of inflation as indicated in Note 4.d).

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

4.	SIGNIFICANT ACCOUNTING POLICIES

4.a) New IFRS accounting standards

4.a 1) New standards and interpretations issued by the IASB effective for the years beginning on or after January 1, 2025 adopted by the Company

The new accounting standards, amendments and interpretations issued by the IASB that became effective as of January 1, 2025 and that have not had an impact on the Company’s Consolidated Financial Statements are the following:

Amendments to IAS 21– The effects of changes in foreign exchange rates - Lack of exchangeability
On August 15, 2023, the IASB issued the modification to IAS 21 called “Lack of exchangeability” to provide guidelines in the latter case. The amendment requires entities to apply a consistent approach to evaluating whether a currency can be exchanged for another currency, and if not, determining the exchange rate to use for measurement purposes and the disclosures that need to be provided in its financial statements.

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

4.a.2) New IFRS Accounting standards issued that are not yet effective for the year beginning January 1, 2025.

The IFRS accounting standards that potentially have an impact on the Company, which are not yet effective and have not been adopted early in the year beginning January 1, 2025, are listed below.

On August 15, 2023, CNV General Resolution No. 972/2023 was published in the BO, which indicates that the early application of Accounting Standards IFRS and/or its modifications will not be admitted, unless the CNV specifically admits it.

IFRS 18 - Presentation and Disclosure in Financial Statements

This is the new standard on presentation and disclosure in financial statements, which replaces IAS 1, with a focus on updates to the statement of profit or loss.

The key new concepts introduced in IFRS 18 relate to:

•	the structure of the statement of profit or loss with defined subtotals;
•	requirement to determine the most useful structure summary for presenting expenses in the statement of profit or loss;
•
required disclosures in a single note within the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and

•	enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general

The amendments are effective for annual reporting periods beginning on or after January 1, 2027. Early adoption is permitted. Requires retrospective application.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Currently, the Company presents a subtotal for operating profit. Management is conducting a detailed analysis to determine the appropriate classification of certain items, with the aim of ensuring that this operating profit subtotal complies with the requirements of IFRS 18. In this context, significant changes are expected, mainly as a result of the reclassification of financial results within operating activities. In addition, the new aggregation and disaggregation requirements set out in the standard will lead to modifications in the way the structured summary of information is presented, in order to more effectively reflect the Company’s performance.

Amendments to IFRS 9 and 7 - Classification and measurement of financial instruments

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

The Company does not expect the amendments to have a material effect on its Financial Statements.

Improvements to IFRS – Volume 11 (Covering IFRS 1, 7, 9 and 10, and IAS 7).

In September 2024, the IASB issued Volume 11 of the Improvements to IFRS, which includes minor amendments and clarifications to IFRS 1, 7, 9 and 10, as well as IAS 7. These improvements aim to simplify practical application and enhance consistency in the interpretation of the requirements.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted

The Company does not expect the amendments to have a material impact on its Financial Statements.

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
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Detailed data reflecting subsidiary control as of December 31, 2025 and 2024 is as follows:

		% of shareholding and voting
Company	Incorporation country	Direct	Indirect	Closing date	Main activity

Telcosur	Argentina	99.98%	-	December 31	Telecommunication services

For consolidation purposes for the year ended December 31, 2025 and 2024, the financial statements of Telcosur have been used at those dates.
The subsidiary CTG (Liquidated) was dissolved on December 31, 2024, having conducted no operations during the 2024 fiscal year.

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

The Company accounted for the investments in its associates, under the equity method  on the basis on the financial statements as of December 31, 2025, of Gas Link S.A. (“Link”) and for the years ended as of December 31, 2024 and 2023, also used the financial statements of Transporte y Servicios de Gas en Uruguay S.A. (Liquidated) (“TGU”) as of September 30.

Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company.

Unrealized gains and losses resulting from transactions between tgs and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

In the table below, associate is disclosed, together with the percentage of shareholding and voting as of December 31, 2025 and 2024:

		% of
Company	Incorporation country	shareholding and voting	Closing date	Main activity

Link	Argentina	49%	December 31	Pipeline exploitation and construction

For the year ended December 31, 2023, the Company additionally considered its 49% interest in TGU, company that was liquidated as of December 26, 2024.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
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

On December 26, 2024, said company was liquidated, so no balances were recorded for it as of December 31, 2024.

4.d) Restatement to current currency - Comparative Information

4.d.1) Regulatory framework

The Consolidated Financial Statements as of December 31, 2025, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company’s functional currency (the Argentine peso) in accordance with IAS 29 “Financial Reporting in hyperinflationary economies” (“IAS 29”) and CNV General Resolution No. 777/2018. As a result, the Financial Statements are stated in terms of the current unit of measurement at the 2025 balance sheet date.

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

The accumulated inflation over the last three years is above 100%.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
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

Considering the aforementioned index, inflation was 31.55%, 117.8% and 211.4% in the years ended December 31, 2025 2024 and 2023 respectively.

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

The figures as of December 31, 2024 and 2023, which are presented in these Consolidated Financial Statements for comparative purposes, arise from the restatement to the current unit of measure of the Financial Statements as of said dates, in accordance with IAS 29.

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
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
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

i.	Financial assets subsequently measured at amortized cost; and
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
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Financial assets measured at amortized cost

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

As of December 31, 2025 and 2024, the Company has not recognized any financial assets under this category.

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

As of December 31, 2025 and 2024, the Company has not recognized any financial assets under this category.

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
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
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

Subsequent measurement

Financial liabilities measured at fair value through profit or loss

Includes financial liabilities held for trading. As of December 31, 2025 and 2024, there are no instruments classified in this category.

Financial liabilities measured at amortized cost

The Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months including premiums, discounts and direct expenses, which are included as non-current liabilities. They are measured using the effective interest method. As of December 31, 2025 and 2024, all of the Company’s financial liabilities were classified in this category.
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
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
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
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as mentioned in Note 4.d) and net of accumulated depreciation.

Materials: Materials are recognized at historical cost restated in accordance with Note 4.d). Consumption is restated based on the origin date of the acquisition of the asset.

Other items of PPE: have been valued at acquisition cost restated for the effects of inflation as mentioned in Note 4.d), and net of accumulated depreciation. They include, mainly, all the investments made to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection, pipeline replacement and recoating, and the facilities affected to the Liquids Production and Commercialization and Midstream segment.

PPE additions are recorded at acquisition or construction cost less accumulated depreciation and impairment losses (if applicable), except land, which is recorded at historical cost acquisition minus any impairment (if applicable), all this restated for the effects of inflation as mentioned in Note 4.d). The cost includes the cost of replacing significant components and the borrowing costs derived from loans that finance its construction to the extent that the requirements for recognition as assets are met.

Subsequent costs restated for the effects of inflation as mentioned in Note 4.d. are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of a replaced component is written off. In the same way, when a major maintenance is carried out, they are added to the cost of the equipment if the recognition criteria are satisfied, eliminating any remaining non-depreciated remaining value restated for the effects of inflation as mentioned in Note 4.d), if any, of previous overhaul.

In this sense, Resolutions No. 1660/2000 (“Resolution 1660”) and No. 1903/2000 (“Resolution 1903”) issued by ENARGAS include definitions about the costs that should be considered as improvements or maintenance expenses. All other repairs and maintenance are charged to the statement of comprehensive income when incurred.

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects, until the moment in which the asset is in conditions for its use. Capitalization of borrowing costs is carried out considering the provisions of IAS 29, recording as an expense in the Statement of Comprehensive Income the part of the borrowing costs that compensates for inflation during the same period. For the years ended December 31, 2025 and 2024, there have not been capitalized borrowing costs.

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
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

If any indication exists, the Company estimates the asset´s or the cash-generating unit (“CGU”) recoverable amount. An asset´s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use.

That amount is determined for and individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, the cash flows of the group of assets that form part of the CGU to which the belong are taken.

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

As of December 31, 2025 and 2024, the book value of PPE did not exceed its recoverable value.

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
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
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
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The current income tax is calculated on the basis of tax regulations in force at each reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2025, 2024, and 2023, there are no provisions booked for this concept.

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

Accumulated taxable net profit
More than $	to $	Will pay $	More than %	On the surplus of $
$0	$101,679,575	$0	25%	$0
$101,679,575	$1,016,795,753	$25,419,894	30%	$101,679,575
$1,016,795,753	On forward	$299,954,747	35%	$1,016,795,753

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

4.p) Revenue recognition from contract with customers

Revenue is measured at the fair value of the consideration received or to be received, and represents amounts receivable for goods and/or services supplied. Revenue is recognized when the control of goods or services is transferred to the customer and the consideration is determined by an amount that reflects the consideration that the Company expects to receive and when the specific criteria for each of the Company’s activities, as described below, are met.

Tax on exports and turnover tax are disclosed as Selling Expenses.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
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

Liquids Production and Commercialization in the domestic market

In the domestic market, sales prices per ton are determined in accordance with the provisions set forth in Note 17.b) - Regulatory Framework - Regulatory framework for non-regulated segments - to these Consolidated Financial Statements.

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
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
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
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
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

Common stock accounts were restated in current currency as mentioned in Note 4.d). Common stock account was kept at original value and the adjustment arising from such restatement is shown under “Inflation Adjustment to common stock”.
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

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

4.t) Basic and diluted earnings per share

Earnings per share as of December 31, 2025, 2024 and 2023 were calculated as follows:

	2025	2024	2023
Net income attributable to owners of the Company	420,859,657	486,945,767	67,369,367
Weighted average number of outstanding shares (1)	752,761,058	752,761,058	752,761,058
Basic and diluited earnings per share	559.09	646.88	89.50
(1)	As of December 31, 2024 and 2023, the weighted average number of shares excludes treasury shares.

As of December 31, 2025, 2024 and 2023, there are no tgs instruments outstanding that imply the existence of potential ordinary shares, thus the basic net income per share for the years ended on December 31, 2025, 2024 and 2023 matches the diluted net income per share.

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

If any indication of impairment exists, the Company estimates the recoverable amount of the CGU.

The recoverable amount of a CGU is the higher of: (i) its fair value less costs of disposal; and (ii) its value in use. When the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. Consequently, unless otherwise indicated, the recoverable amount used in the impairment assessment is the value in use.

The value in use is calculated based on discounted future cash flows. The projected cash flows are prepared taking into account significant assumptions relating to: discount rate, estimates of future tariff adjustments and the recognition of cost adjustments and expected macroeconomic variables such as inflation and foreign exchange rates. The discount rate is based on a weighted average cost of capital ("WACC").

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The value in use of PPE is sensitive to significant changes in the assumptions applied, and in particular, the natural gas transportation CGU has historically shown greater sensitivity to changes in economic and regulatory conditions.

As a result of the 675% tariff increase granted by ENARGAS effective April 1, 2024, and the subsequent monthly increases, as of December 31, 2024, the Company’s management recognized a reversal of previously recorded impairment in property, plant and equipment corresponding to this CGU in the amount of Ps. 52,126,669, within the “Gas pipelines,” “Compressor plants,” “Other industrial plants,” “Pressure regulation and/or measurement stations,” and “Other technical facilities” categories. The reversal was recognized under “Reversal of impairment of property, plant and equipment” in the Consolidated Statement of Comprehensive Income for the year then ended.

The projections used in calculating the recoverable amount of this CGU as of December 31, 2024, considered different weighted alternatives related to: (i) the status of the negotiations with the Argentine Government at that time, (ii) the contractual rights arising from the License, (iii) Management’s expectations regarding the transitional tariff increase to be granted until the new Five‑Year Tariff Review (“FYTR”) was completed, (iv) Management’s expectations regarding the outcome of the new FYTR process, and (v) the impact of a cost‑monitoring mechanism that would allow for semiannual adjustments to the applicable tariffs.

In April 2025, the FYTR process was completed, through which the Company obtained the tariff‑adjustment framework for the next five years, as well as the determination of other relevant variables for the execution of its natural gas transportation business (see Note 17).

The carrying amount of the natural gas transportation CGU as of December 31, 2025 amounts to Ps. 1,667,840,105. During the year, in order to assess the existence of impairment indicators, the Company analyzed a series of assumptions and judgments based on information from both internal and external sources, such as tariff increases and the recognition of cost adjustments, as well as the behavior of macroeconomic variables including discount rates and market rates.

As of December 31, 2025, the Company has not identified any indicators of impairment of its PPE.

5.b) Provisions for legal and other claims and contingent assets

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

Contingent assets are assets of a possible nature, arising from past events, which existence will be confirmed only by the occurrence or non-occurrence of uncertain future events, which are not entirely within the control of the Company. They are not recognized, but information regarding the nature of material contingent assets is disclosed in the note when the inflow of related economic benefits is deemed probable.

If the realization of income is virtually certain, the asset is no longer considered contingent and should be recognized in the financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
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

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Non-cash investing and financing activities for the years ended December 31, 2025, 2024 and 2023 are presented below:

	2025	2024	2023
Unpaid acquisition of PPE	3,035,628	26,367,360	20,351,112
Principal payment of financial lease (1)	9,498,794	9,856,279	7,688,661
Income tax paid through the use of financial assets at fair value through profit or loss	166,052,445	-	-
(1)	Cancelled through compensation with trade receivables with the creditor. See Note 13.

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

Non-current assets are mostly located in the entity´s country of domicile.

Detailed information on each business segment for the years ended December 31, 2025, 2024 and 2023 is disclosed below:

Year ended December 31, 2025
	Natural Gas	Liquids Production
	Transportation	and Commercialization	Midstream	Telecommunications	Eliminations	Total
Revenues	705,124,167	660,572,878	347,314,231	7,614,806	-	1,720,626,082
Intersegment revenues	30,424,945	-	-	-	(30,424,945)	-
Cost of sales	(312,106,562)	(360,167,982)	(139,266,626)	(6,271,685)	30,424,945	(787,387,910)
Administrative expenses	(43,025,533)	(11,489,874)	(12,121,275)	(553,266)	-	(67,189,948)
Selling expenses	(48,294,065)	(36,359,551)	(29,484,856)	(1,120,819)	-	(115,259,291)
Other operating results	(10,440,683)	(35,560,496)	(1,267,307)	(39,253)	-	(47,307,739)
Operating profit / (loss)	321,682,269	216,994,975	165,174,167	(370,217)	-	703,481,194
Depreciation of property, plant and equipment	(123,134,046)	(14,168,917)	(64,658,390)	-	-	(201,961,353)

	Natural Gas	Liquids Production
	Transportation	and Commercialization	Midstream	Telecommunications	Total
Identifiable assets	2,674,532,463	745,043,455	1,942,766,479	51,867,684	5,414,210,081
Identifiable liabilities	960,872,860	139,994,030	1,147,810,407	37,667,312	2,286,344,609

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Year ended December 31, 2024
	Natural Gas	Liquids Production
	Transportation	and Commercialization	Midstream	Telecommunications	Eliminations	Total
Revenues	580,295,884	732,282,558	283,797,245	8,211,745	-	1,604,587,432
Intersegment revenues	16,082,261	-	-	-	(16,082,261)	-
Cost of sales	(281,657,696)	(381,988,055)	(102,737,889)	(6,419,891)	16,082,261	(756,721,270)
Administrative expenses	(42,704,427)	(11,144,968)	(7,979,401)	(561,732)	-	(62,390,528)
Selling expenses	(34,911,789)	(44,601,945)	(20,963,654)	(1,130,583)	-	(101,607,971)
Other operating results	771,948	(989,362)	1,290,070	(19)	-	1,072,637
Reversal of impairment of PPE	52,126,669	-	-	-	-	52,126,669
Operating profit	290,002,850	293,558,228	153,406,371	99,520	-	737,066,969
Depreciation of property, plant and equipment	(112,449,160)	(13,283,987)	(44,840,889)	-	-	(170,574,036)

	Natural Gas	Liquids production
	Transportation	and Commercialization	Midstream	Telecommunications	Total
Identifiable assets	2,208,170,669	674,941,898	1,535,860,809	46,578,559	4,465,551,935
Identifiable liabilities	828,002,112	85,941,547	609,750,328	3,700,362	1,527,394,349

Year ended December 31, 2023
	Natural Gas	Liquids Production
	Transportation	and Commercialization	Midstream	Telecommunications	Eliminations	Total
Revenues	283,750,792	760,316,478	245,256,395	7,816,529	-	1,297,140,194
Intersegment revenues	8,047,173	-	-	-	(8,047,173)	-
Cost of sales	(260,017,017)	(463,910,014)	(93,403,413)	(6,414,629)	8,047,173	(815,697,900)
Administrative expenses	(41,846,438)	(9,181,141)	(7,081,407)	(459,586)	-	(58,568,572)
Selling expenses	(22,648,988)	(41,320,046)	(22,010,462)	(1,168,693)	-	(87,148,189)
Other operating results	(2,329,965)	(221,979)	378,282	-	-	(2,173,662)
Operating (loss) / profit	(35,044,443)	245,683,298	123,139,395	(226,379)	-	333,551,871
Depreciation of property, plant and equipment	(116,176,459)	(12,899,226)	(44,601,631)	-	-	(173,677,316)

	Natural Gas	Liquids Production
	Transportation	and Commercialization	Midstream	Telecommunications	Total
Identifiable assets	1,899,999,170	954,644,926	1,440,021,111	76,197,020	4,370,862,227
Identifiable liabilities	932,709,283	67,220,379	856,674,772	63,045,696	1,919,650,130
8.	DETAIL OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME CAPTIONS

8.a)	Other receivables

	2025		2024
	Current	Non Current	Current	Non Current
Turnover tax balance	180,806	-	139,480	-
VAT credit balance	8,917,916	-	2,107,960	-
Income tax credit balance (1)	-	-	526,896	-
Other tax receivables	792,533	-	804,264	-
Prepaid expenses	12,691,398	9,503	8,551,536	20,397
Advances to suppliers (2)	185,599,630	-	40,069,610	-
Subsidies receivables	12,720,094	-	14,314,749	-
Deposits in guarantee	204,072	-	249,252	-
Other Receivables UT	107,346	-	98,242	-
Others	550,390	421,894	1,290,321	554,996
Total	221,764,185	431,397	68,152,310	575,393

(1)	Provisions, net of advances paid, withholdings and perceptions
(2)
As of December 31, 2025 and 2024, it includes Ps. 71,941,018 and Ps. 2,789,309, corresponding to Other current credits with SACDE Sociedad Argentina de Diseño y Desarrollo Estratégico S.A. See Note 21 “Balances and transactions with related companies”.

8.b)	Trade receivables

	2025	2024
	Current	Current
Third parties	180,772,194	187,931,443
Natural Gas Transportation	82,019,784	82,806,139
Liquids Production and Commercialization	47,778,830	60,013,743
Midstream	50,973,580	45,111,561
Related parties (Note 21)	26,089,960	17,703,268
Natural Gas Transportation	2,854,551	2,965,063
Liquids Production and Commercialization	798,214	3,127,822
Midstream	22,437,195	11,610,383
Impairment of financial assets	(10,247,410)	(396,975)
Total	196,614,744	205,237,736

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The movement of the impairment of financial assets is as follows:

Balances as of 12/31/2022	1,182,188
Inflation adjustment restatement	(802,562)
Additions (1)	488,750
Applications	(3,910)
Reversals	-
Balances as of 12/31/2023	864,466
Inflation adjustment restatement	(467,491)
Additions	-
Applications	-
Reversals	-
Balances as of 12/31/2024	396,975
Inflation adjustment restatement	(1,228,332)
Additions (1) (2)	11,078,767
Applications	-
Reversals	-
Balances as of 12/31/2025	10,247,410
(1)	Included in “Selling expenses”.
(2)	It relates to a customer from the Natural Gas Transportation business segment.

8.c)	Cash and cash equivalents

	2025	2024
Cash and banks	11,982,522	55,064,771
UT Cash and banks	1,005	308
Mutual funds in local market	84,626,165	23,306,406
Interest-bearing accounts	707,496,836	523,153
Total	804,106,528	78,894,638

8.d)	Contract liabilities

	2025		2024
	Current	Non Current	Current	Non Current
Natural Gas Transportation	3,219,381	42,991,720	3,219,381	46,211,330
Liquids Production and Commercialization	-	-	941,038	-
Midstream	5,631,491	94,872,929	5,642,229	100,749,773
UT	10,931	-	14,380	-
Total	8,861,803	137,864,649	9,817,028	146,961,103

During fiscal years 2025, 2024 and 2023, the Company recognized Ps. 11,031,192, Ps. 10,726,389 and Ps. 11,707,811, respectively, as revenues from contracts with customers in the Statement of Comprehensive Income, which had been included in the balance at the beginning of each year.

Revenues related to the contract liabilities will be recognized in the Statement of Comprehensive Income in accordance with the schedule stipulated with the customers for the provision of the service, which will be completed between 2026 and 2053.

8.e)	Other payables

	2025	2024
	Current	Current
Payable for compensation for the Board of Directors and Supervisory Committee	338,009	312,924
Others	8,880	8,033
Total	346,889	320,957

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

8.f)	Taxes payables

	2025	2024
	Current	Current
Health and safety tax	397,840	370,362
Withholdings and perceptions made to third parties	7,786,238	7,953,525
Turnover Tax	2,579,776	2,676,617
Tax on exports	-	2,554,206
Others	669,080	617,813
Total	11,432,934	14,172,523

8.g)	Trade payables

	2025	2024
	Current	Current
Suppliers	78,215,143	71,162,273
UT Suppliers	1,233,007	1,416,483
Customers (credit balances)	10,657	77,983
Related companies (Note 21)	20,997,152	28,270,790
Total	100,455,959	100,927,529

8.h)	Revenues

	2025	2024	2023
Sales of goods and services	1,706,290,703	1,587,284,426	1,272,731,728
Government grants	14,335,379	17,303,006	24,408,466
Total	1,720,626,082	1,604,587,432	1,297,140,194

Disaggregation of revenues of goods and services
Below is a table in which revenues are disaggregated considering the type of market and the opportunity to satisfy performance obligations:

Year ended December 31, 2025
		Liquids Production
	Natural Gas	and
	Transportation	Commercialization	Midstream	Telecommunications	Total
Primary geographical market
External market	-	292,674,349	-	-	292,674,349
Local market	705,124,167	353,563,150	347,314,231	7,614,806	1,413,616,354
Total	705,124,167	646,237,499	347,314,231	7,614,806	1,706,290,703
Timing of revenue recognition:
Over the time	705,124,167	22,959,047	347,314,231	7,614,806	1,083,012,251
At a point in time	-	623,278,452	-	-	623,278,452
Total	705,124,167	646,237,499	347,314,231	7,614,806	1,706,290,703

Year ended December 31, 2024
		Liquids Production
	Natural Gas	and
	Transportation	Commercialization	Midstream	Telecommunications	Total
Primary geographical market
External market	-	374,369,704	-	-	374,369,704
Local market	580,295,884	340,609,848	283,797,245	8,211,745	1,212,914,722
Total	580,295,884	714,979,552	283,797,245	8,211,745	1,587,284,426
Timing of revenue recognition:
Over the time	580,295,884	39,029,389	283,797,245	8,211,745	911,334,263
At a point in time	-	675,950,163	-	-	675,950,163
Total	580,295,884	714,979,552	283,797,245	8,211,745	1,587,284,426

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Year ended December 31, 2023
		Liquids Production
	Natural Gas	and
	Transportation	Commercialization	Midstream	Telecommunications	Total
Primary geographical market
External market	-	273,260,160	-	-	273,260,160
Local market	283,750,792	462,647,852	245,256,395	7,816,529	999,471,568
Total	283,750,792	735,908,012	245,256,395	7,816,529	1,272,731,728
Timing of revenue recognition:
Over the time	283,750,792	42,225,234	245,256,395	7,816,529	579,048,950
At a point in time	-	693,682,778	-	-	693,682,778
Total	283,750,792	735,908,012	245,256,395	7,816,529	1,272,731,728

Detailed information of revenues on each business segment for the years ended December 31, 2025, 2024 and 2023 is disclosed below:

➢	Natural Gas Transportation:

	2025	2024	2023
Firm	567,936,038	486,351,600	231,989,515
Access and Charge	27,537,992	20,480,767	9,296,193
Interruptible and others	109,650,137	73,463,517	42,465,084
Total	705,124,167	580,295,884	283,750,792

➢	Liquids Production and Commercialization:

	2025	2024	2023
Product	621,886,251	675,545,116	693,682,778
Services	24,351,248	39,434,436	42,225,234
Total	646,237,499	714,979,552	735,908,012

➢	Midstream:

	2025	2024	2023
Conditioning and treatment	39,684,737	43,366,370	44,722,510
Operation and maintenance	13,518,916	9,912,970	8,062,992
Steam sales	1,879,261	3,054,011	3,034,797
Construction	537,858	-	961,779
UT Construction	-	-	69,089
Transportation and conditioning of Natural Gas	287,179,223	219,700,603	179,099,963
Others	4,514,236	7,763,291	9,305,265
Total	347,314,231	283,797,245	245,256,395

8.i)	Cost of sales

	2025	2024	2023
Inventories at the beginning of the year	4,820,873	21,969,822	16,356,596
Purchases	258,844,388	264,696,392	383,795,400
Operating expenses (Note 8.j.)	534,087,506	474,875,929	437,515,726
Inventories at the end of the year	(10,364,857)	(4,820,873)	(21,969,822)
Total	787,387,910	756,721,270	815,697,900

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

8.j)	Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the years ended December 31, 2025, 2024 and 2023

	2025

		Operating expenses
Accounts	Total	Regulated activities	Non-regulated activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	144,176,852	59,967,549	51,297,972	25,626,186	7,285,145		-
Social security taxes	24,333,728	9,887,055	9,179,425	3,833,099	1,434,149		-
Compensation to Directors and Supervisory Committee	1,238,276	-	-	1,238,276	-		-
Professional services fees	35,786,757	4,714,646	4,069,490	21,416,252	5,586,369		-
Technical operator assistance fees	32,931,332	14,697,735	18,233,597	-	-		-
Materials	24,812,013	9,995,535	14,816,247	-	231		-
Third parties services	17,939,591	6,088,333	10,872,081	979,177	-		-
Telecommunications and post expenses	811,859	218,953	184,399	314,764	93,743		-
Rents	5,382,730	465,495	4,774,416	137,435	5,384		-
Transports and freight	7,602,261	4,341,031	3,114,247	146,819	164		-
Easements	2,566,160	2,566,160	-	-	-		-
Offices supplies	565,806	271,188	80,601	185,631	28,386		-
Travel expenses	2,987,532	1,543,942	597,009	728,402	118,179		-
Insurance	11,833,551	4,597,199	3,489,905	3,736,934	9,513		-
Property, plant and equipment maintenance	81,446,068	60,791,900	19,043,657	1,610,511	-		-
Depreciation of property, plant and equipment	201,961,353	118,745,888	78,354,294	4,861,171	-		-
Taxes and contributions	98,481,829	11,782,867	586,801	199,689	85,912,472	(1)	-
Advertising	3,404,833	-	740	-	3,404,093		-
Impairment of financial assets	11,078,767	-	-	-	11,078,767		-
Banks expenses	2,087,942	-	-	2,087,942	-		-
Interests expenses	88,652,830	-	-	-	-		88,652,830
Foreign exchange loss	297,610,053	-	-	-	-		297,610,053
Other expenses	5,107,505	1,431,086	3,286,063	87,660	302,696		-
Total 2025	1,102,799,628	312,106,562	221,980,944	67,189,948	115,259,291		386,262,883
(1)	Includes tax on exports for Ps. 22,287,474 for the year ended December 31, 2025.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2024

		Operating expenses
Accounts	Total	Regulated activities	Non-regulated activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	137,732,303	57,492,904	47,748,530	25,290,408	7,200,461		-
Social security taxes	23,535,694	9,599,385	8,451,642	4,138,967	1,345,700		-
Compensation to Directors and Supervisory Committee	1,145,427	-	-	1,145,427	-		-
Professional services fees	28,594,551	2,941,092	3,227,750	19,234,049	3,191,660		-
Technical operator assistance fees	34,736,319	13,190,835	21,545,484	-	-		-
Materials	24,230,359	8,399,808	15,820,833	-	9,718		-
Third parties services	14,865,807	5,636,967	8,196,911	1,031,929	-		-
Telecommunications and post expenses	1,218,507	323,940	432,230	405,771	56,566		-
Rents	4,812,556	610,563	4,064,025	125,821	12,147		-
Transports and freight	6,477,071	3,754,845	2,602,870	119,356	-		-
Easements	1,576,440	1,576,440	-	-	-		-
Offices supplies	461,811	177,176	85,799	174,407	24,429		-
Travel expenses	3,722,045	1,560,214	588,323	1,435,934	137,574		-
Insurance	4,784,199	2,575,842	2,189,969	-	18,388		-
Property, plant and equipment maintenance	71,698,012	51,701,158	17,679,736	2,316,921	197		-
Depreciation of property, plant and equipment	170,574,036	107,650,353	57,651,860	5,271,823	-		-
Taxes and contributions	100,286,896	13,171,985	452,737	149,653	86,512,521	(1)	-
Advertising	2,893,438	-	153	-	2,893,285		-
Banks expenses	1,515,415	-	-	1,515,415	-		-
Interests expenses	73,285,957	-	-	-	-		73,285,957
Foreign exchange loss	199,650,890	-	-	-	-		199,650,890
Other expenses	4,013,542	1,294,189	2,479,381	34,647	205,325		-
Total 2024	911,811,275	281,657,696	193,218,233	62,390,528	101,607,971		272,936,847
(1)	Includes tax on exports for Ps. 30,423,023 for the year ended December 31, 2024.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2023

		Operating expenses
Accounts	Total	Regulated activities	Non-regulated activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	133,848,043	54,348,642	45,060,597	27,538,473	6,900,331		-
Social security taxes	22,161,557	9,301,873	8,029,311	3,505,001	1,325,372		-
Compensation to Directors and Supervisory Committee	1,166,017	-	-	1,166,017	-		-
Professional services fees	21,265,254	1,281,268	2,284,214	12,980,433	4,719,339		-
Technical operator assistance fees	17,412,376	684,080	16,728,296	-	-		-
Materials	22,029,188	6,011,999	16,017,189	-	-		-
Third parties services	13,666,594	6,693,234	6,437,237	536,123	-		-
Telecommunications and post expenses	619,665	132,089	248,180	211,259	28,137		-
Rents	3,769,074	450,381	3,209,987	102,882	5,824		-
Transports and freight	6,439,951	3,958,550	2,388,345	93,027	29		-
Easements	2,296,518	2,296,518	-	-	-		-
Offices supplies	734,870	360,448	141,061	206,751	26,610		-
Travel expenses	2,754,814	1,401,623	655,963	584,100	113,128		-
Insurance	6,076,787	3,570,521	2,128,071	378,195	-		-
Property, plant and equipment maintenance	58,077,413	42,948,295	13,873,256	1,255,862	-		-
Depreciation of property, plant and equipment	173,677,316	107,711,058	57,027,839	8,938,419	-		-
Taxes and contributions	88,979,955	17,173,664	490,635	577,248	70,738,408	(1)	-
Advertising	2,534,187	-	676	-	2,533,511		-
Impairment of financial assets	488,750	-	-	-	488,750		-
Banks expenses	477,297	-	-	477,297	-		-
Interests expenses	70,549,538	-	-	-	-		70,549,538
Foreign exchange loss	1,372,385,135	-	-	-	-		1,372,385,135
Other expenses	4,756,861	1,692,772	2,777,854	17,485	268,750		-
Total 2023	2,026,167,160	260,017,015	177,498,711	58,568,572	87,148,189		1,442,934,673
(1)	Includes tax on exports for Ps. 23,591,931 for the year ended December 31, 2023.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

8.k)	Net financial results

	2025	2024	2023
Financial income
Interest income	32,704,620	30,578,000	69,294,820
Foreign exchange gain	185,761,132	122,275,649	774,074,871
Subtotal	218,465,752	152,853,649	843,369,691
Financial expenses
Interest expense (1)	(88,652,830)	(73,285,957)	(70,549,538)
Foreign exchange loss	(297,610,053)	(199,650,890)	(1,372,385,135)
Subtotal	(386,262,883)	(272,936,847)	(1,442,934,673)
Other financial results
Fair value gains on financial instruments through profit or loss	174,027,779	236,285,774	560,924,565
Others	(10,510,028)	(22,846,381)	(7,939,027)
Subtotal	163,517,751	213,439,393	552,985,538
Loss on net monetary position	(58,886,419)	(64,994,633)	(161,912,121)
Total	(63,165,799)	28,361,562	(208,491,565)
(1)	It includes Ps. 973,514, Ps. 1,853,684 and Ps. 2,733,386 of accrued interest corresponding to leasing liabilities, for the years ended December 31, 2025, 2024 and 2023, respectively.

In accordance with the provisions of IAS 29, we opted to present the gain on the monetary position in a single line included in the financial results. This presentation implies that the nominal values of the financial results have been adjusted for inflation. The real values of financial results are different from the components of financial results presented above.

8.l)	Other operating results, net

	2025	2024	2023
Climate event (1)	(54,281,299)	-	-
Result from disposal of Property, plant and equipment	(428,170)	(2,433,467)	-
(Charge) / Reversal for provisions for legal claims and others (2)	(144,360)	1,529,336	(2,007,477)
Recovery of insurance (3)	4,569,260	1,517,170	63,226
Reversal of supplier provision	2,567,781	1,519,320	-
(Charge) of tax credits	(6,526)	(959,727)	-
Others	415,575	(99,995)	(229,411)
Total	(47,307,739)	1,072,637	(2,173,662)

(1)	See Note 24.
(2)	Including legal expenses.
(3)	For the year ended on December 31, 2025, it includes Ps. 3,306,624 corresponding to insurance advances related to the climate event.

8.m)	Financial assets at amortized cost

	2025	2024
	Current	Current
Fixed term deposits in foreign currency (1)	355,915,568	316,551,696
Other time deposits	-	40,747,228
Total	355,915,568	357,298,924
(1)	As of December, 31, 2025 and 2024, Ps. 217,681,095 and 188,348,377, respectively , were pledged as security for bank loans.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

8.n)	Financial assets at fair value through profit or loss

	2025	2024
	Current	Current
Corporate bonds with related parties	-	26,930,001
Corporate bonds	289,828,824	259,403,004
Public debt bonds	314,582,338	265,544,763
Equity instruments	43,741,102	59,765,362
Total	648,152,264	611,643,130

8.o)	Payroll and social security taxes payable

	2025	2024
	Current	Current
Vacation benefit payable	11,013,313	11,793,210
Annual bonus payable	11,080,996	9,281,335
Social security taxes payable	5,538,571	4,475,361
UT	37,458	34,092
Total	27,670,338	25,583,998

9.	INVESTMENTS IN ASSOCIATES

	2025				2024

	Description of securities

	Face			Book	Book
Name and issuer	value	Amount	Cost	value	value

Gas Link S.A.	$1	502,962	306,899	5,339,609	1,611,906
Total				5,339,609	1,611,906

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
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

The breakdown of the amounts included in the Statements of Financial Position related to the Company’s participation in the UT as of December 31, 2025 and 2024 and its results as of December 31, 2025, 2024 and 2023 is the following:

	2025	2024
Consolidated Statements of Financial Position
Non current assets	-	-
Current assets	265,939	260,470
Total assets	265,939	260,470
Non current liabilities	-	-
Current liabilities	2,508,685	2,867,037
Total liabilities	2,508,685	2,867,037

	2025	2024	2023
Consolidated Statements of Comprehensive Income
Gross profit / (loss)	14,358	(669,392)	(294,321)
Operating loss	(141,575)	(747,193)	(420,202)
Net Financial results	513,088	1,196,668	1,858,635
Comprehensive income	371,513	449,475	1,438,433

11.	SHARE OF PROFIT / (LOSS) FROM ASSOCIATES

	2025	2024	2023
EGS (liquidated)	-	-	(6,245)
TGU (liquidated)	-	(76,655)	(43,793)
Link	3,727,703	397,371	(37,045)
Total	3,727,703	320,716	(87,083)

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

12.	PROPERTY, PLANT AND EQUIPMENT

	2025
	Cost					Depreciations
						Accumulated at				Accumulated at
	Beginning				End of	the beginning				the end	Net book
Account	of the year	Additions	Retirements	Transfers	the year	of the year	Retirements	For the year	Rate %	of the year	value

Pipelines	2,433,488,565	-	-	14,941,551	2,448,430,116	1,422,270,851	-	63,880,305	2.2	1,486,151,156	962,278,960

Compressor plants	1,134,480,070	-	-	43,197,182	1,177,677,252	822,954,706	-	40,474,571	3.3 a 25	863,429,277	314,247,975

Other plants	1,299,630	-	-	-	1,299,630	478,234	-	40,340	3.3	518,574	781,056

Stations of regulation and/or measurement of pressure	92,205,769	371,643	-	4,542,838	97,120,250	72,705,131	-	1,348,343	4.0	74,053,474	23,066,776

Other technical installations	25,830,433	-	-	2,797,073	28,627,506	15,843,052	-	889,219	6.7	16,732,271	11,895,235

Subtotal assets related to Natural Gas Transportation segment regulated by ENARGAS	3,687,304,467	371,643	-	65,478,644	3,753,154,754	2,334,251,974	-	106,632,778		2,440,884,752	1,312,270,002

Non-regulated segment Pipelines	461,364,152	-	-	20,953,090	482,317,242	72,135,484	-	15,686,683	2.2	87,822,167	394,495,075

Non-regulated segment Compressor plants	76,152,076	-	-	941,920	77,093,996	65,352,871	-	6,276,221	3.3 a 25	71,629,092	5,464,904

Non-regulated segment Other plants	1,094,402,809	66,434	(309,674)	247,537,848	1,341,697,417	458,845,512	(90,677)	47,361,415	3.3	506,116,250	835,581,167

Non-regulated segment Stations of regulation and/or measurement of pressure	26,954,481	-	-	2,045,465	28,999,946	7,836,531	-	1,043,921	4.0	8,880,452	20,119,494

Non-regulated segment Other technical installations	9,708,169	-	-	-	9,708,169	7,561,485	-	801,595	6.7	8,363,080	1,345,089

Subtotal assets related to Midstream and Liquids Production and Commercialization segments	1,668,581,687	66,434	(309,674)	271,478,323	1,939,816,770	611,731,883	(90,677)	71,169,835		682,811,041	1,257,005,729

Lands	15,842,034	-	-	-	15,842,034	-	-	-	-	-	15,842,034

Buildings and constructions	166,770,156	-	-	2,567,938	169,338,094	81,549,377	-	4,196,185	2.0	85,745,562	83,592,532

Fittings and features in building	16,813,485	-	-	175,049	16,988,534	7,310,150	-	1,478,885	4.0	8,789,035	8,199,499

Machinery, equipment and tools	54,511,025	5,209,584	(4,186,032)	5,970	55,540,547	44,448,530	(3,499,816)	3,469,804	6.7 a 10	44,418,518	11,122,029

UT Machinery, equipment and tools	32,479	-	-	-	32,479	32,479	-	-	6.7 a 10	32,479	-

Computers and Telecommunication systems	241,152,392	253,524	(623,056)	7,378,494	248,161,354	194,697,803	(585,710)	13,108,907	6.7 a 20	207,221,000	40,940,354

Vehicles	24,152,066	3,956,200	(2,110,841)	2,658	26,000,083	17,579,452	(1,824,957)	1,840,267	20	17,594,762	8,405,321

Furniture	8,723,479	-	-	90,702	8,814,181	8,274,580	-	64,692	10	8,339,272	474,909

Materials	172,298,031	56,081,856	(4,632,647)	(36,423,858)	187,323,382	-	-	-	-	-	187,323,382

Line pack	19,512,960	-	-	-	19,512,960	987,162	-	-	-	987,162	18,525,798

Works in progress	362,445,404	177,038,407	(989,562)	(310,753,920)	227,740,329	-	-	-	-	-	227,740,329

Total	6,438,139,665	242,977,648	(12,851,812)	-	6,668,265,501	3,300,863,390	(6,001,160)	201,961,353		3,496,823,583	3,171,441,918

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2024
	Cost					Depreciations
											Reversal of Impairment
						Accumulated at				Accumulated at	of Property
Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	the beginning of the year	Retirements	For the year	Rate %	the end of the year	plant and equipment	Net book value

Pipelines	2,416,011,391	112,291	(5,191,384)	22,556,267	2,433,488,565	1,410,424,830	(3,607,638)	55,068,262	2.2	1,461,885,454	(39,614,603)	1,011,217,714

Compressor plants	1,104,314,243	86,463	(7,089,027)	37,168,391	1,134,480,070	802,786,118	(6,539,215)	38,606,565	3.3 a 25	834,853,468	(11,898,762)	311,525,364

Other plants	945,849	-	-	353,781	1,299,630	466,621	-	30,681	3.3	497,302	(19,068)	821,396

Stations of regulation and/or measurement of pressure	89,042,422	-	(655,781)	3,819,128	92,205,769	71,434,720	(463,202)	2,264,433	4.0	73,235,951	(530,820)	19,500,638

Other technical installations	22,840,002	-	-	2,990,431	25,830,433	15,130,471	-	775,997	6.7	15,906,468	(63,416)	9,987,381

Subtotal assets related to Natural Gas Transportation segment regulated by ENARGAS	3,633,153,907	198,754	(12,936,192)	66,887,998	3,687,304,467	2,300,242,760	(10,610,055)	96,745,938		2,386,378,643	(52,126,669)	1,353,052,493

Non-regulated segment Pipelines	460,094,143	-	-	1,270,009	461,364,152	56,878,478	-	15,257,006	2.2	72,135,484	-	389,228,668

Non-regulated segment Compressor plants	76,151,455	-	-	621	76,152,076	58,775,071	-	6,577,800	3.3 a 25	65,352,871	-	10,799,205

Non-regulated segment Other plants	831,859,147	-	(112,769)	262,656,431	1,094,402,809	431,388,127	(38,999)	27,496,384	3.3	458,845,512	-	635,557,297

Non-regulated segment Stations of regulation and/or measurement of pressure	25,270,325	-	-	1,684,156	26,954,481	6,658,963	-	1,177,568	4.0	7,836,531	-	19,117,950

Non-regulated segment Other technical installations	9,708,169	-	-	-	9,708,169	6,759,890	-	801,595	6.7	7,561,485	-	2,146,684

Subtotal assets related to Midstream and Liquids Production and Commercialization segments	1,403,083,239	-	(112,769)	265,611,217	1,668,581,687	560,460,529	(38,999)	51,310,353		611,731,883	-	1,056,849,804

Lands	15,357,548	-	-	484,486	15,842,034	-	-	-	-	-	-	15,842,034

Buildings and constructions	155,391,347	-	(331,950)	11,710,759	166,770,156	77,713,448	(201,327)	4,037,256	2.0	81,549,377	-	85,220,779

Fittings and features in building	17,000,512	-	-	(187,027)	16,813,485	5,837,768	-	1,472,382	4.0	7,310,150	-	9,503,335

Machinery, equipment and tools	51,170,215	3,185,088	(5,094)	160,816	54,511,025	40,789,054	(5,094)	3,664,570	6.7 a 10	44,448,530	-	10,062,495

UT Machinery, equipment and tools	32,479	-	-	-	32,479	32,479	-	-	6.7 a 10	32,479	-	-

Computers and Telecommunication systems	227,218,701	-	-	13,933,691	241,152,392	183,083,677	-	11,614,126	6.7 a 20	194,697,803	-	46,454,589

Vehicles	21,767,906	2,827,933	(446,144)	2,371	24,152,066	16,368,950	(446,144)	1,656,646	20.0	17,579,452	-	6,572,614

Furniture	8,635,219	568	-	87,692	8,723,479	8,201,815	-	72,765	10.0	8,274,580	-	448,899

Materials	143,835,898	85,494,627	(1,170,938)	(55,861,556)	172,298,031	-	-	-	-	-	-	172,298,031

Line pack	19,512,960	-	-	-	19,512,960	987,162	-	-	-	987,162	-	18,525,798

Works in progress	341,897,434	323,378,417	-	(302,830,447)	362,445,404	-	-	-	-	-	-	362,445,404

Total	6,038,057,365	415,085,387	(15,003,087)	-	6,438,139,665	3,193,717,642	(11,301,619)	170,574,036		3,352,990,059	(52,126,669)	3,137,276,275

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The following is the composition of the resulting net value of Property, plant and equipment as of December 31, 2025 and 2024:

	2025	2024
Cost	6,668,265,501	6,438,139,665
Accumulated depreciation	(3,496,823,583)	(3,352,990,059)
Reversal of Impairment	-	52,126,669
Total	3,171,441,918	3,137,276,275

As of December 31, 2025 and 2024, Property, plant and equipment contains the following assets for right of use:

	2025	2024
Other plants	1,600,835	4,002,086
Compressor plants	3,974,443	9,936,108
Other technical installations	451,926	1,129,816
Buildings	2,078,295	3,117,443
Total	8,105,499	18,185,453

The depreciations recorded in the years 2025, 2024 and 2023 of the right-of-use assets correspond to the following:

	2025	2024	2023
Other plants	(2,401,253)	(2,401,253)	(2,401,253)
Compressor plants	(5,961,665)	(5,961,665)	(5,961,665)
Other technical installations	(677,889)	(677,889)	(677,889)
Buildings	(1,039,147)	(1,039,147)	(1,039,147)
Total	(10,079,954)	(10,079,954)	(10,079,954)

The right to use these assets expires in September 2026 and December 2027.

13.	LOANS

Short-term and long-term loans as of December 31, 2025 and 2024 comprise the following:

	2025	2024
Current Loans
2031 Notes Interest	26,260,325	24,502,115
2035 Notes Interest	6,264,583	-
Bank loans	203,789,828	68,355,793
Leases liabilities	8,562,997	10,271,561
Total Current Loans	244,877,733	103,129,469
Non Current Loans
2031 Notes	699,077,537	651,882,328
2035 Notes	707,570,736	-
Bank loans	47,857,094	-
Leases liabilities	1,232,191	8,115,232
Other loans	4,990,826	-
Total Non Current Loans	1,460,728,384	659,997,560
Total Loans (1)	1,705,606,117	763,127,029
(1)	Net of issuance expenses and issue price of Ps. 33,801,727 and Ps. 13,333,444 as of December 31, 2025 and 2024, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Loans are totally denominated in US dollars.

The activity of the loans as of December 31, 2025, 2024, and 2023 is the following:

	2025		2024		2023
	Leases liabilities	Other payables	Leases liabilities	Other payables	Leases liabilities	Other payables
Beginning balance	18,386,793	744,740,236	49,318,579	1,301,790,862	38,022,157	806,006,269
Inflation adjustment restatement	(8,719,866)	(231,398,032)	(27,934,728)	(737,983,982)	(50,367,759)	(760,331,956)
Accrued interest	973,514	77,184,305	1,853,685	62,650,794	2,628,360	19,817,421
Effect of foreign exchange difference	10,393,879	283,610,986	7,954,782	200,656,085	64,424,385	1,210,328,448
Proceeds from loans	-	887,256,557	-	770,027,997	5,155,167	102,393,769
Payment of loans(1)	(10,327,048)	(582,140)	(10,857,412)	(810,265,371)	(8,262,415)	(31,198,443)
Interest paid(2)	(912,084)	(65,000,983)	(1,948,113)	(42,136,149)	(2,281,316)	(45,224,646)
Ending balance	9,795,188	1,695,810,929	18,386,793	744,740,236	49,318,579	1,301,790,862
(1)
For the years ended December 31, 2025, 2024 and 2023, of the total of leases liabilities, Ps. 9,498,794, Ps. 9,856,279 and Ps. 7,688,661 respectively, were cancelled through the offsetting debit balances maintained with the creditor (Pampa Energía).

(2)
For the years ended December 31, 2025, 2024 and 2023, of the total of leases liabilities, Ps. 888,046 , Ps. 1,906,940 and Ps. 2,281,316 respectively, were cancelled through the offsetting debit balances maintained with the creditor (Pampa Energía).

The maturities of current and non-current financial debt, net of issuance expenses, as of December 31, 2025 are as follows:

		To due
	Due	As of 12/31/2026	From 1/01/2027 to 12/31/2027	From 1/01/2028 to 12/31/2028	From 1/01/2029 to 12/31/2029	From 01/01/2030 onwards	Total
2031 Notes	-	-	-	-	-	699,077,537	699,077,537
2035 Notes	-	-	-	-	-	707,570,736	707,570,736
2031 Notes interests	-	26,260,325	-	-	-	-	26,260,325
2035 Notes interests	-	6,264,583	-	-	-	-	6,264,583
Lease liabilities	-	8,562,997	1,232,191	-	-	-	9,795,188
Bank loans	-	203,789,828	-	47,857,094	-	-	251,646,922
Other loans	-	-	4,990,826	-	-	-	4,990,826
Total	-	244,877,733	6,223,017	47,857,094	-	1,406,648,273	1,705,606,117

Description of the Company’s indebtedness as of December 31, 2025

Notes

General description

On October 11, 2023, CNV approved the extension of the maximum amount of the Global Notes Program from US$ 1,200 million to US$ 2,000 million and the extension of the validity period of the Program for an additional 5 years from the expiration of the term, with the new expiration of the Program being January 3, 2029.

Class 3 Notes (“2031 Notes”)

On July 24, 2024, within the framework of the 2024 Program, the Company issued the 2031 Notes in accordance with the following characteristics:

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

2031 Notes
Amount in US$	490,000,000
Interest rate	8.50%
Issuance price	98.712%

	Scheduled Repayment Date	Percentage of Original Principal Amount Payable
Amortization	July 24, 2031	100%
Interest payment frequency	Semiannual, payable on January 24 and July 24 of each year.
Guarantor	-

The proceeds from the issuance of the 2031 Notes amounted to US$ 483,688,800, net of issuance discount. The Company used the net proceeds received to make a purchase and redemption of the 2018 Notes.

Class 4 Notes (“2035 Notes”)

On November 20, 2025, within the framework of the 2024 Program, the Company proceeded to issue the 2035 Notes in accordance with the following characteristics:

2035 Notes
Amount in US$	500,000,000
Interest rate	7.75%
Issuance price	98.301%

	Scheduled Repayment Date	Percentage of Original Principal Amount Payable
Amortization	November 20, 2025	100%
Interest payment frequency	Semiannual, payable on May 20 and November 20 of each year.
Guarantor	-

The proceeds from the issuance of the 2035 Notes amounted to US$ 491,505,000, net of issuance discount. The funds will be used for general purposes, including the expansion of the GPM and the final sections of the tgs transportation system.

Covenants

As of December 31, 2025, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and transactions with related parties.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
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

As of December 31, 2025, the Company and its subsidiary are in compliance with the covenants established in all of their financial debt.

As of the date of issuance of these Financial Statements, the application of the funds obtained from the issuance of 2035 Notes is still pending.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Bank loans and other loans

The following table shows the details of other financial indebtedness as of December 31, 2025:

Type	Company	Original currency	Carrying amount as of 12.31.2025	Average interest rate	Expiration date
Bank loans	tgs	US$	215,864,850	6.43%	Between January 2026 and November 2028
Bank loans	Telcosur	US$	35,782	5.75%	January 26, 2026 (1)
Other loans	tgs	US$	4,990,826	8.50%	January 2029

(1)	See Note 26 - Subsequent events.

As of December 31, 2025, of the total amount of these loans, Ps. 202,495,583 are secured by time deposits included under “Current Financial Assets at Amortized Cost”.

During the fiscal year ended December 31, 2025, the Company incurred new loans, other than Notes, for Ps. 181,595,570.

Additionally, repayments amounting to Ps. 582,140 were made.

Lease liabilities

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

In January 2023, the Company entered into a new lease liability for Ps. 5,155,167. It is denominated in US dollars, payable in fixed monthly installments until December 2027.

The following table sets reconciliation between the total of future minimum lease payments as of December 31, 2025, and their present book value:

12/31/2025
As of 12/31/2026	8,757,134
From 1/01/2027 to 12/31/2027	1,238,755
Total minimum future payments	9,995,889
Future financial charges on financial leases	(200,701)
Book Value financial leases	9,795,188

14.	INCOME TAX AND DEFERRED TAX

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
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

For the fiscal years ended December 31, 2025, 2024 and 2023, the CPI has exceeded the 100% threshold mentioned above, so the Company has measured the tax charge to earnings for the years ended December 31, 2025, 2024 and 2023 considering the application of the adjustment for fiscal inflation.

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

Deferred tax

The detail of the income tax charge for the years ended December 31, 2025, 2024 and 2023 is as follows:

	2025	2024	2023
Current income tax	(217,789,507)	(286,035,776)	(4,604,176)
Deferred income tax	(5,393,445)	7,232,018	(52,998,036)
Total income tax	(223,182,952)	(278,803,758)	(57,602,212)

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The analysis of deferred tax assets and liabilities is as follows:

	2025	2024
Deferred tax assets:
Deferred tax assets to be recovered after more than 12 months	20,578,418	26,755,838
Deferred tax assets to be recovered after 12 months	13,595,625	18,468,967
Deferred tax liabilities:
Deferred tax liabilities taxable after more than 12 months	(247,311,283)	(255,851,636)
Deferred tax liabilities taxable after 12 months	(27,328,718)	(24,445,682)
Deferred tax liabilities, net	(240,465,958)	(235,072,513)

The components of deferred tax assets and liabilities as of December 31, 2025, 2024 and 2023 is as follows:

Deferred tax assets	Provisions for legal claims and other provisions	Financial leases	Contract liabilities	Tax loss carryforward	Tax inflation adjustment	Financial assets at fair value through profit or loss	Other receivables	Total
As of December 31, 2022	5,726,523	12,890,474	24,589,415	-	112,053	1,637,983	-	44,956,448
Charge in results	(3,245,404)	3,759,546	(17,760,278)	4,020,329	(90,348)	6,159,037	10,287,738	3,130,620
As of December 31, 2023	2,481,119	16,650,020	6,829,137	4,020,329	21,705	7,797,020	10,287,738	48,087,068
Charge in results	(2,029,440)	(10,214,643)	18,697,468	(4,020,329)	(18,302)	2,391,897	(7,668,914)	(2,862,263)
As of December 31, 2024	451,679	6,435,377	25,526,605	-	3,403	10,188,917	2,618,824	45,224,805
Charge in results	433,280	(3,391,231)	(4,062,555)	-	(3,403)	(1,374,956)	(2,651,897)	(11,050,762)
As of December 31, 2025	884,959	3,044,146	21,464,050	-	-	8,813,961	(33,073)	34,174,043

Deferred tax liabilities	Other receivables	Loans	Property, Plant and Equipment	Cash and cash equivalents	Inventories	Tax inflation adjustment	Total
As of December 31, 2022	(1,065,046)	(1,248,796)	(203,594,427)	(3,803,800)	(1,069,232)	(23,481,642)	(234,262,943)
Charge in results	1,065,046	167,252	(19,606,247)	(11,528,531)	(2,423,616)	(23,802,560)	(56,128,656)
As of December 31, 2023	-	(1,081,544)	(223,200,674)	(15,332,331)	(3,492,848)	(47,284,202)	(290,391,599)
Charge in results	-	(3,585,161)	(22,715,520)	(3,685,230)	2,731,432	37,348,760	10,094,281
As of December 31, 2024	-	(4,666,705)	(245,916,194)	(19,017,561)	(761,416)	(9,935,442)	(280,297,318)
Charge in results	-	(7,163,900)	(1,395,089)	4,745,542	(464,678)	9,935,442	5,657,317
As of December 31, 2025	-	(11,830,605)	(247,311,283)	(14,272,019)	(1,226,094)	-	(274,640,001)

Below is a reconciliation between the income tax charged to results for the years ended December 31, 2025, 2024 and 2023 and that which would result from applying the current tax rate on net income before income tax for the exercise:

	2025	2024	2023
Pre tax income	644,043,098	765,749,247	124,973,223
Statutory income tax rate	35%	35%	35%
Pre tax loss at statutory income tax rate	(225,415,084)	(268,012,236)	(43,740,628)
Tax effects due to:
- Adjustment affidavit previous year	83,943	(317,610)	(411,667)
- Tax inflation adjustment and restatement by inflation	(4,471,112)	(14,761,957)	(13,239,169)
- Others	6,619,301	4,288,045	(210,748)
Total income tax	(223,182,952)	(278,803,758)	(57,602,212)

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

15.	EVOLUTION OF PROVISIONS

	For legal claims and others
Balances as of 12/31/2022	16,361,494
Inflation adjustment restatement	(13,359,809)
Additions	4,100,542	(1)
Uses	(13,315)
Decreases	-
Balances as of 12/31/2023	7,088,912
Inflation adjustment restatement	(3,962,027)
Additions	687,817	(2)
Uses	-
Decreases	(3,260,757)	(3)
Balances as of 12/31/2024	553,945
Inflation adjustment restatement	(187,449)
Additions	593,899	(4)
Uses	-
Decreases	-
Balances as of 12/31/2025	960,395
(1)	Ps. 2,007,477 are included in “Other operating results, net” and Ps. 2,093,065 in “Financial expenses”.
(2)	Ps. 201,472 are included in “Other operating results, net” and Ps. 486,345 in “Financial expenses”.
(3)	Ps. 1,730,677 are included in “Other operating results,net” and Ps. 1,530,080 in “Financial expenses”.
(4)	Ps. 144,360 are included in “Other operating results, net” and Ps. 449,539 in “Financial expenses”.

Provisions are included in current liabilities.

16.	FINANCIAL RISK MANAGEMENT

16.1 Financial risk factors

For the purpose of managing financial risks, the Company’s Management has established a set of risk management policies designed to mitigate its exposure to the financial risks arising from its operations, including market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

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
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
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

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently denominated in Argentine pesos. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 86% of the segment’s total revenues for the years ended December 31, 2025, 2024 and 2023. Total operating cost denominated in Argentine Pesos accounted for 70%, 74% and 81% for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, 2024 and 2023, 48%, 44% and 35% of total revenues are denominated in Argentine, respectively.

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

However, the Company, in order to mitigate the impact on the future variation of the exchange rate, has placed funds in assets denominated in U.S. dollars. As of December 31, 2025 and 2024, 83% and 81% of the Company’s fund placements are denominated in U.S. dollars, respectively.

For further information regarding the Company’s foreign currency position see “Note 18. Foreign currency assets and liabilities”.

Management of the Company estimates that, based on the net asset / liability position as of December 31, 2025 and 2024, a 10% appreciation in the exchange rate of the U.S. dollar against the Argentine peso, with all other economic-financial variables stable, could have resulted in a pre-tax (loss) / income of (Ps. 17,398,781)and Ps. 14,153,193, respectively. A 10% depreciation of the U.S. dollar against the Argentine peso would have an equal and opposite effect on the Statement of Comprehensive Income. This sensitivity analysis is theoretical as the actual impacts could differ significantly and vary over time.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

In order to mitigate the exchange rate risk, during fiscal year 2025, tgs entered into both forward purchase operations of US dollars, as well as investments in mutual funds linked to the US dollar in order to hedge exposure to the risk associated with the exchange rate that derives from its financial debt.

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

The Company’s risk management policies are defined with the objective of reducing the impact of the loss of purchasing power. During the 2025, 2024 and 2023 fiscal years the Company has maintained an asset net monetary position. As a consequence, tgs has recorded a net gain from exposure to inflation in the monetary items.

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2025 and 2024:

	Financial assets		Financial liabilities
	2025	2024	2025 (1)	2024 (2)
Fix interest rate	355,915,568	357,298,924	1,695,810,929	744,740,236
Variable interest rate	84,626,165	23,306,406	-	-
Total	440,541,733	380,605,330	1,695,810,929	744,740,236
(1)	Includes 2031 and 2035 Notes. For further information see Note 13 to the Consolidated Financial Statements.
(2)	Includes 2031 Notes. For further information see Note 13 to the Consolidated Financial Statements.

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
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

Based on volume of sales for the years ended December 31, 2025, 2024 and 2023, tgs estimated that, other factors being constant, a decrease of US$ 50 per ton in the international price of LPG and natural gasoline, respectively, would have decrease the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 26,940,381, Ps. 25,798,380 and Ps. 38,794,154, respectively. On the other hand, an increase of US$ 50 per ton in the international price would have had the opposite effect.

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

As of December 31, 2025 and 2024, current and non-current trade receivables, net of impairment of financial assets, amounted to:

	2025	2024
Current trade receivables	206,862,154	205,634,711
Impairment of financial assets (1)	(10,247,410)	(396,975)
Total	196,614,744	205,237,736
(1)	Said amount represents the best estimate made by tgs according to what is stated in Note 8.b).

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Likewise, as of December 31, 2025 and 2024, the Company has credits for government grants for Ps. 12,720,094 and Ps. 14,314,749, respectively.

In the ordinary course of business, the Company provides natural gas transportation services mainly to natural gas distribution companies, CAMMESA and Pampa Energía. The amounts of revenues made to the principal customers to which Natural Gas Transportation services were provided in the years ended December 31, 2025, 2024 and 2023 and the revenues receivable balances (net of impairment of financial assets) as of December 31, 2025 and 2024 are set forth below:

	2025		2024		2023
	Revenues	Trade Receivables	Revenues	Trade Receivables	Revenues
MetroGAS	174,485,552	15,987,485	149,464,905	17,145,789	69,663,523
Camuzzi Gas Pampeana S.A.	128,717,014	11,886,991	110,945,340	12,782,415	51,765,249
Naturgy Argentina	105,363,391	10,241,960	90,476,927	11,097,891	42,146,510
CAMMESA	65,037,667	11,885,509	46,592,370	12,120,584	25,344,626
Pampa Energía	29,318,365	2,854,550	22,477,232	2,965,064	9,913,962
Camuzzi Gas del Sur S.A.	37,785,765	2,936,532	26,910,481	3,078,007	12,854,559

The amounts of Liquids Production and Commercialization revenues made to major customers during the years ended December 31, 2025, 2024 and 2023 and revenues receivable balances (net of impairment of financial assets) as of December 31, 2025 and 2024 are set forth below:

	2025		2024		2023
	Revenues	Trade Receivables	Revenues	Trade Receivables	Revenues
PBB Polisur	181,608,852	19,963,245	179,958,689	18,114,784	289,396,014
Geogas Trading S.A.	18,429,853	-	31,755,687	-	23,856,580
YPF	11,145,095	232,102	20,293,196	1,541,167	13,932,972
Petrobras Global Trading BV	24,475,284	12,881,086	11,066,646	-	5,462,983
Trafigura Beheer	72,487,009	10,526,686	102,499,183	7,254,443	118,437,631
Pampa Energía	14,755,983	798,214	21,178,139	3,127,822	24,652,572

The amounts of Midstream revenues made to major customers during the years ended December 31, 2025, 2024 and 2023 and revenues receivable balances (net of impairment of financial assets) as of December 31, 2025 and 2024 are set forth below:

	2025		2024		2023
	Revenues	Trade Receivables	Revenues	Trade Receivables	Revenues
Tecpetrol	31,734,016	6,164,032	27,267,816	5,117,874	33,267,404
Exxomobil Exploration	14,435,528	1,434,679	14,679,462	2,020,988	15,242,302
YPF	30,676,682	14,431,274	33,309,421	6,769,190	37,031,534
Vista Energy	9,863,658	1,528,803	10,330,411	2,011,121	5,900,375
Pluspetrol	58,626,600	6,621,468	51,352,203	9,263,706	35,415,185
Pampa Energía	95,856,234	22,251,107	65,242,027	11,239,896	50,511,084

The amounts of Telecommunication revenues made to major customers during the years ended December 31, 2025, 2024 and 2023 and revenues receivable balances (net of impairment of financial assets) as of December 31, 2025 and 2024 are set forth below:

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2025		2024		2023
	Revenues	Trade Receivables	Revenues	Trade Receivables	Revenues
Pampa Energia	233,981	123,911	142,899	46,710	127,558
Global Crossing	1,014,153	294,073	1,201,102	97,854	1,185,906
Silica Networks	2,917,775	232,799	4,711,344	296,351	4,911,745

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

Below is a detail of the maturities of the financial assets included in (i) cash and cash equivalents, (ii) other financial assets, (iii) trade receivables, and (iv) other receivables as of December 31, 2025 and 2024:

	December 31, 2025
	Cash and cash equivalents	Financial assets	Credits (1) (2)
Without specified maturity	804,106,528	648,152,264	78,137
With specified maturity
Overdue
Until el 12-31-2024	-	-	8,253,226
From 01-01-25 to 03-31-25	-	-	281,751
From 04-01-25 to 06-30-25	-	-	369,185
From 07-01-25 to 09-30-25	-	-	1,878,813
From 10-01-25 to 12-31-25	-	-	19,010,071
Total overdue	-	-	29,793,046

Non-due
From 01-01-26 to 03-31-26	-	355,915,568	190,141,790
From 04-01-26 to 06-30-26	-	-	2,105
From 07-01-26 to 09-30-26	-	-	82,464
From 10-01-26 to 12-31-26	-	-	29,094
During 2027	-	-	427,896
During 2028	-	-	-
During 2029	-	-	-
From 2030 onwards	-	-	-

Total non-due	-	355,915,568	190,683,349
Total with specified maturity	-	355,915,568	220,476,395
Total	804,106,528	1,004,067,832	220,554,532
(1)	The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2)	Includes financial assets recorded in trade receivables and other receivables, excluding impairment of financial assets.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	December 31, 2024
	Cash and cash equivalents	Financial assets	Credits (1) (2)
Without specified maturity	78,894,638	611,643,130	37,773
With specified maturity
Overdue
Until 12-31-2023	-	-	4,305,119
From 01-01-24 to 03-31-24	-	-	-
From 04-01-24 to 06-30-24	-	-	-
From 07-01-24 to 09-30-24	-	-	428,240
From 10-01-24 to 12-31-24	-	-	27,141,386
Total overdue	-	-	31,874,745

Non-due
From 01-01-25 to 03-31-25	-	316,551,696	189,223,365
From 04-01-25 to 06-30-25	-	-	2,438
From 07-01-25 to 09-30-25	-	-	64,152
From 10-01-25 to 12-31-25	-	40,747,228	29,412
During 2026	-	-	562,892
During 2027	-	-	-
During 2028	-	-	-
From 2029 onwards	-	-	-

Total non-due	-	357,298,924	189,882,259
Total with specified maturity	-	357,298,924	221,757,004
Total	78,894,638	968,942,054	221,794,777
(1)	The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2)	Includes financial assets recorded in trade receivables and other receivables, excluding impairment of financial assets.

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

Below is a detail of the maturities of the Company’s financial liabilities corresponding to: commercial debts, remunerations, other debts and financial debts as of December 31, 2025 and 2024. The amounts presented in the tables represent contractual undiscounted cash flows and, therefore, do not correspond to the amounts presented in the statement of financial position. These estimates are made on the basis of information available at the end of each year and may not reflect actual amounts in the future. Therefore, the amounts shown are provided for illustrative purposes only:

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	December 31, 2025
	Loans	Other financial liabilities	Leases liabilities
Without specified maturity	-	-	-
With specified maturity
Overdue
Until el 12-31-2024	-	1,006,895	-
From 01-01-25 to 03-31-25	-	311	-
From 04-01-25 to 06-30-25	-	311	-
From 07-01-25 to 09-30-25	-	311	-
From 10-01-25 to 12-31-25	-	311	-
Total overdue	-	1,008,139	-

Non-due
From 01-01-26 to 03-31-26	235,315,531	121,996,995	4,108,469
From 04-01-26 to 06-30-26	30,218,128	1,054,603	3,010,842
From 07-01-26 to 09-30-26	30,300,375	-	1,348,371
From 10-01-26 to 12-31-26	30,218,128	-	289,452
During 2027	121,037,007	-	1,238,755
During 2028	168,894,100	-	-
From 2029 onwards	2,016,921,000	-	-
Total non-due	2,632,904,269	123,051,598	9,995,889
Total with specified maturity	2,632,904,269	124,059,737	9,995,889
Total	2,632,904,269	124,059,737	9,995,889

	December 31, 2024
	Loans	Other financial liabilities	Leases liabilities
Without specified maturity	-	-	-
With specified maturity
Overdue
Until 12-31-2023	-	686,803	-
From 01-01-24 to 03-31-24	-	409	-
From 04-01-24 to 06-30-24	-	409	-
From 07-01-24 to 09-30-24	-	409	-
From 10-01-24 to 12-31-24	-	409	-
Total overdue	-	688,439	-

Non-due
From 01-01-25 to 03-31-25	66,093,990	155,790,491	2,794,252
From 04-01-25 to 06-30-25	29,347,029	1,227,672	2,794,252
From 07-01-25 to 09-30-25	28,271,670	-	2,794,252
From 10-01-25 to 12-31-25	-	-	2,794,252
During 2026	56,543,341	-	7,146,680
During 2027	56,543,341	-	1,140,305
From 2028 onwards	891,389,135	-	-
Total non-due	1,128,188,506	157,018,163	19,463,993
Total with specified maturity	1,128,188,506	157,706,602	19,463,993
Total	1,128,188,506	157,706,602	19,463,993

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
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
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

During the years ended December 31, 2025 and 2024, the gearing ratio was as follows:

	2025	2024
Total debt (Note 13)	1,705,606,117	763,127,029
Total equity	3,127,865,472	2,938,157,586
Total capital	4,833,471,589	3,701,284,615
Gearing Ratio	0.35	0.21

16.2 Financial instruments by category and level of hierarchy

16.2.1 Categorization of financial instruments

Accounting policies for the categorization of financial instruments were explained in Note 4.e. In accordance with IFRS Accounting Standards 7 and 9, and IAS 32, non-financial assets and liabilities, such as contract and supplier liabilities, tax and social charges, income tax and deferred income tax are not included.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The categorization of financial assets and liabilities as of December 31, 2025 and 2024 is included below:

	December 31, 2025
	Financial assets at fair value	Financial assets at amortized cost	Total
CURRENT ASSETS
Trade receivables	-	196,614,744	196,614,744
Other receivables	-	13,270,484	13,270,484
Financial assets at amortized cost	-	355,915,568	355,915,568
Financial assets at fair value through profit or loss	648,152,264	-	648,152,264
Cash and cash equivalents	84,626,165	719,480,363	804,106,528
Total current assets	732,778,429	1,285,281,159	2,018,059,588

NON-CURRENT ASSETS
Other receivables	-	421,894	421,894
Total non-current assets	-	421,894	421,894
Total assets	732,778,429	1,285,703,053	2,018,481,482

	Financial liabilities at fair value	Financial liabilities at amortized cost	Total
CURRENT LIABILITIES
Trade payables	-	100,455,959	100,455,959
Loans	-	244,877,733	244,877,733
Payroll and social security taxes payables	-	23,202,072	23,202,072
Other payables	-	346,889	346,889
Total current liabilities	-	368,882,653	368,882,653

NON-CURRENT LIABILITIES
Loans	-	1,460,728,384	1,460,728,384
Total non-current liabilities	-	1,460,728,384	1,460,728,384
Total liabilities	-	1,829,611,037	1,829,611,037

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	December 31, 2024
	Financial assets at fair value	Financial assets at amortized cost	Total
CURRENT ASSETS
Trade receivables	-	205,237,736	205,237,736
Other receivables	-	15,605,070	15,605,070
Financial assets at amortized cost	-	357,298,924	357,298,924
Financial assets at fair value through profit or loss	611,643,130	-	611,643,130
Cash and cash equivalents	23,306,406	55,588,232	78,894,638
Total current assets	634,949,536	633,729,962	1,268,679,498

NON-CURRENT ASSETS
Other receivables	-	554,996	554,996
Total non-current assets	-	554,996	554,996
Total assets	634,949,536	634,284,958	1,269,234,494

	Financial liabilities at fair value	Financial liabilities at amortized cost	Total
CURRENT LIABILITIES
Trade payables	-	100,927,529	100,927,529
Loans	-	103,129,469	103,129,469
Payroll and social security taxes payables	-	21,180,262	21,180,262
Other payables	-	320,957	320,957
Total current liabilities	-	225,558,217	225,558,217

NON-CURRENT LIABILITIES
Loans	-	659,997,560	659,997,560
Total non-current liabilities	-	659,997,560	659,997,560
Total liabilities	-	885,555,777	885,555,777

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

During 2025 and 2024, there were no transfers between the different hierarchies used to determine the fair value of the Company’s financial instruments or reclassifications between categories of financial instruments.

The tables below show different assets at their fair value classified by hierarchy as of December 31, 2025 and 2024:

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	84,626,165	-	-	84,626,165
Financial assets at fair value through profit or loss	648,152,264	-	-	648,152,264
Total	732,778,429	-	-	732,778,429

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	23,306,406	-	-	23,306,406
Financial assets at fair value through profit or loss	611,643,130	-	-	611,643,130
Total	634,949,536	-	-	634,949,536

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2025, the carrying amount of certain financial instruments used by the Company, in cash, cash equivalents, other investments, accounts receivable and payable and short-term obligations is representative of fair value due to the short-term nature of these instruments.

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2031 Notes and 2035 Notes at December 31, 2025, based on their quoted market price:

	As of December 31, 2025
	Carrying amount	Fair value
2031 Notes	725,337,862	741,824,475
2035 Notes	713,835,319	720,297,750
17.	REGULATORY FRAMEWORK

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

tgs' License has been granted for an original period of 35 years beginning on December 28, 1992. However, the Natural Gas Act provides that tgs may apply to ENARGAS for a renewal of its license for an additional period of ten years. ENARGAS should evaluate at that time the performance of tgs and raise a recommendation to the Executive Branch. At the end of the period of validity of the license, 35 or 45, as appropriate, the Natural Gas Act requires a call for a new tender for the granting of a new license, in which tgs, provided the Company fulfilled substantially with the obligations resulting from the license, would have the option of matching the best offer that the Government received in this bidding process.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

On September 8, 2023, the Company submitted to ENARGAS a request to initiate the procedure established in Article 6 of the Natural Gas Law in order to renew the License for providing the public natural gas transportation service. On June 13, 2024, ENARGAS issued a technical and legal report concluding that the Company had fully complied with its obligations, which enabled the holding of the non-binding public hearing on October 21, 2024 and the subsequent recommendation to the National Executive Branch (NEB). As a result, on July 24, 2025, through Decree No. 495/2025, the NEB granted an extension of the License for an additional 20-year period, effective as of December 28, 2027.
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
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
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

Semi-annual tariff increase

Following the completion of the RTI in 2018, the Company was entitled to apply semiannual adjustments based on the variation of the WPI. However, this mechanism was affected by deferrals and freezes imposed by the National Government. At the public hearing held on September 4, 2018, tgs requested a 30% increase based on the WPI variation, but ENARGAS granted an adjustment of 19.7% (Resolution No. 265/2018), effective as from October 2018. Subsequently, in April 2019, an increase of 26% was approved (Resolution No. 192/2019), while accumulated inflation during that period exceeded 47%, evidencing a significant mismatch.

As from October 2019, adjustments were deferred (Resolution No. 521/2019) and ultimately suspended by the Solidarity Law and complementary decrees, initiating a renegotiation process that extended beyond the established deadlines. During this period, public hearings were held (March 2021, January 2022, and January 2023), and transitional tariff regimes (RTT) were implemented, with limited increases compared to inflation: 60% in March 2022 and 95% in April 2023, while accumulated inflation between October 2019 and April 2023 exceeded 500%.

The failure to apply the semiannual adjustment methodology affected the economic and financial equation of the License and compelled the Company to file multiple administrative claims, including motions for reconsideration, challenges, and requests for compensation due to non-compliance with the regulatory framework. Furthermore, the resolutions issued imposed additional restrictions, such as the prohibition to distribute dividends without prior authorization, which limited corporate management. This context reflects the complexity of the regulatory process and its economic impact on investment planning and business sustainability.

Under Decrees 1020 and 815, on December 7, 2022, ENARGAS issued Resolution No. 523/2022 which called for a public hearing on January 4, 2023 to, among other issues, consider the transitory adjustment of tariffs for the public natural gas transportation service.

On March 16, 2023, the TGS Board of Directors approved the proposed addendum to the transitional renegotiation agreement (the "2023 Transition Agreement") sent by ENARGAS. This addendum was subsequently ratified by the PEN through Decree No. 250/2023 of April 29, 2023. Previously, on April 27, 2023, ENARGAS issued Resolution No. 186/2023 through which the new tables were published. current tariffs.

The 2023 Transition Agreement had similar conditions to the previous transitional agreements and included:

- As of April 29, 2023, a temporary rate increase of 95% on the natural gas transportation rate and the CAU.

- During its term, tgs could only distribute dividends after requesting authorization from ENARGAS, subject to the approval of the Ministry of Economy.

On December 14, 2023, through ENARGAS Resolution No. 704/2023, a public hearing was called to consider a transitional tariff adjustment. Subsequently, Decree No. 55/2023 declared the national energy sector emergency until December 31, 2024, which was extended on several occasions, postponing the completion of the Five-Year Tariff Review (5YTR) and providing for the intervention of ENARGAS as from January 1, 2024.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As a result of the public hearing held on January 8, 2024, on March 26, 2024, the 2024 Transitional Agreement was executed between tgs and ENARGAS, establishing a temporary 675% increase in natural gas transportation tariffs, effective as from April 3, 2024, pursuant to Resolution No. 112/2024.

Furthermore, tariffs were to be adjusted monthly, starting in May 2024 and until the completion of the RTQ process, based on an index composed of: (i) 47% Wage Index – Registered Private Sector (INDEC), (ii) 27.2% WPI, and (iii) 25.8% Construction Cost Index – Materials Chapter (INDEC). This agreement also removed the previous restriction on dividend payments.

During the months of May to July 2024, ENARGAS notified tgs that it would postpone the implementation of the monthly tariff adjustment. Likewise, it notified that it would replace the monthly adjustment methodology mentioned above for the remainder of 2024. According to the ENARGAS notification, the monthly tariff increase would be based on the expected inflation to be estimated by the Ministry of Economy for said periods.

On July 1, ENARGAS once again informed the Company of the postponement of the monthly tariff increase, this time corresponding to the month of July, maintaining the tariff schedules in effect since April 3, 2024.

During the year 2024 and the completion of the 5YTR process in the first quarter of 2025, the Company received tariff increases of 675%, 4%, 1%, 2.7%, 3.5%, 3%, 2.5%, 1.5% and 1.7%, effective from April 3, August 1, September 2, October 1, November 4, December 4, 2024 and January 1, February 1, and March 1, 2025, respectively.
Completion of the 5YTR

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
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

On April 30, 2025, ENARGAS published Resolution No. 256/2025, which sets forth the conditions of the 5YTR for the 2025–2030 period. The main aspects include:

•	Regulatory capital base: determined as of December 31, 2024.
•	Discount rate (WACC): 7.18% real after taxes.
•	Initial tariff increase: weighted average of 3.67%, subsequently adjusted to 4.74% to be applied in 31 equal and consecutive monthly installments starting in May 2025 (the “RTQ Increase”).
•	Five-Year Investment Plan: totaling $279,107,575 (at June 2024 currency), subject to ENARGAS oversight.
•	Regulated operating expenses: defined for the 2025–2030 period.

The resolution also provides that the mechanism for periodic tariff adjustments will be based on a formula that equally combines the CPI and the WPI, both published by INDEC. However, the formal approval of this methodology was postponed.

Subsequent Tariff Update

Under Decree No. 371/2025, the Secretariat of Energy was designated as the enforcement authority to introduce contractual or tariff modifications. In line with this, on June 4, 2025, Resolution No. 241/2025 was issued, providing for the periodic update of transportation tariffs on a monthly basis (the ‘Periodic Update’), replacing the previous semiannual scheme.

On June 5, 2025, the Company agreed to said resolution, and ENARGAS, through Resolution No. 350/2025, approved the methodology for calculating the periodic adjustment and the tariff schedules effective as from June 6, 2025, which incorporate a Periodic Update of 2.81% and the application of the 5YTR Increase.

On July 1, 2025, Resolution No. 421/2025 was published, granting a Periodic Update of 0.62% and the corresponding 5YTR Increase. On August 1, September 1, October 1, November 1, December 1, 2025 and January 1 and February 1, 2026, through Resolutions No. 539/2025, 622/2025, 732/2025, 812/2025, 907/2025, 1001/2025 and 32/2026 and , a Periodic Update of 1.63%, 2.38%, 2.49%, 2.89%, 1.71%, 2.03% and 2.63%, respectively, was granted together with the corresponding 5YTR Increase, effective as from those dates.

b)	General framework for non-regulated segments

Domestic market

The Liquids Production and Commercialization and Midstream segments are not subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, have separate accounting information. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

In April 2005, Law No. 26,020 – ‘Regulatory Framework for the Liquefied Petroleum Gas Industry and Marketing’ (‘Law 26,020’) was enacted, defining the regulatory framework for the Liquefied Petroleum Gas (‘LPG’) industry and marketing. Under this regime, the Secretariat of Energy establishes rules to ensure domestic supply, including the determination of minimum volumes and the setting of sales prices for the local market.

Since 2015, the ‘Plan Hogar’ (Household Cylinder Program) has been in force, which set maximum reference prices and mandatory supply quotas for producers, initially with economic compensations that were eliminated in February 2019. During 2025, supply obligations at regulated prices remained in place, with cumulative increases of 41.42% between December 31, 2024, and December 31, 2025 (ENARGAS Resolutions No. 11 and No. 216), reaching a price of $593,952 per ton at year-end 2025.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

On January 24, 2025, the Secretariat of Energy issued Resolution No. 15/2025, effective as of that date, which:

i. eliminates the maximum sales price established for products supplied under the Household Cylinder Program (‘Plan Hogar’);

ii. sets as the price cap the export parity price published by the Secretariat of Energy under Law No. 26,020; and

iii. maintains the obligations to supply the domestic market but removes the previously required product contributions.

This amendment entails the release of the price under the Household Cylinder Program within the export parity limit, while maintaining the obligation to meet domestic demand.

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

Regarding the agreement valid until December 31, 2023, said document was signed on August 18, 2023, which was ratified by the Executive Branch by decree 496/2023 on October 2, 2023. During much of 2024, propane deliveries were made under the terms of the 2023 agreement, in accordance with an instruction from the SE. On November 6, 2024, tgs signed a new Propane Gas Supply Agreement for Undiluted Propane Gas Distribution Networks, valid until December 31, 2024. On September 22, 2025, the agreement was executed and remained in force until December 31, 2025.

As of December 31, 2025, the Argentine State owes tgs Ps. 12,720,094 for these concepts.

Foreign market

On September 3, 2018, the Executive Branch issued Decree No. 793/2018, which, between September 4, 2018 and December 31, 2020, sets an export duty of 12% on the exported amount of propane, butane and natural gasoline. This withholding is capped at $4 for each dollar of the tax base or the official FOB price.

Subsequently, following the enactment of the Solidarity Law, a cap of 8% was established for the rate applicable to hydrocarbons as of December 23, 2019.

Presidential Decree No. 488/2020 regulated the applicable tax rate on exports of certain oil and gas products, including those products that we export, establishing a range between 0% and 8% depending on the “ICE Brent first line” barrel price. If the price is below US$ 45, the tax rate will be zero. On the other hand, if the price is equal to or higher than US$ 60, an 8% tax rate will be paid, being variable if the price is between US$ 45 and US$ 60. During 2025, the withholding tax rate was 8%.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Decree No. 2,067 / 08 (the “Decree”)

Through the Decree, the Executive Branch created a tariff charge to be paid by: (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge sets forth in this decree finance the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “Charge”). When the Charge was created, tgs paid it in accordance with the provisions of Resolution I-563/2008, at Ps. 0.0492/m3.

Since its creation, the Charge had been subsidized by the Federal Government on a selective basis, depending on the end‑use of the natural gas. In November 2011, ENARGAS, pursuant to a delegation from the Federal Executive Branch, issued Resolutions No. 1,982/11 and 1,991/11 (the “Resolutions”), which amended both the list of beneficiaries of the subsidy and the amount of such subsidy. These changes resulted in an increase in the Charge for many of our customers and even for certain own‑use natural gas consumptions of TGS. As a result, the Charge applicable to the Company increased from Ps. 0.0492 to Ps. 0.405 per m³ consumed, effective December 1, 2011, representing a significant increase in the variable costs associated with natural gas processing activities carried out on the Company’s own behalf.

In order to avoid this damage, tgs appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and ex MPFIPyS as defendants.

For further information regarding the legal action filed the Company, see Note 20.a).

On March 28, 2016, the former Ministry of Energy and Mining (“MINEM”) issued Resolution No. 28/2016, which, in its Article 7, repealed—effective April 1, 2016—the administrative acts related to the determination of the Charge. However, this Resolution did not annul or declare unlawful the Decree and the Resolutions previously issued; therefore, the legal action initiated by the Company continues its course.

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
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
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

Dedicated Branch

On September 5, 2024, General Resolution No. 19/2024 of the General Inspectorate of Justice (“IGJ Resolution 19/2024”) was published in the Official Gazette of the Argentine Republic, by means of which the regulation of the so-called Dedicated Branches for the RIGI provided for in Law No. 27,742, under the terms of its article 170, is established. This regime is designed to attract and encourage large-scale investments, both domestic and foreign, with the aim of boosting the country's economic development.

The RIGI offers fiscal and legal incentives. These include:

•	Reduction in the income tax rate, from 35% of the current rate to 25% for the Dedicated Branch.
•	Accelerated amortization of assigned assets.
•	Early refund of VAT.
•	Calculation of 100% of the tax on bank debits and credits.
•	Customs and exchange benefits.

On December 2, 2024, the Executive Branch issued Decree No. 1060/2024 (the “Decree 1060”) declaring the private initiative presented by tgs to be of national public interest. This project aims to expand the Perito Moreno Gas Pipeline (formerly the Néstor Kirchner Gas Pipeline) through the construction of 3 new compressor plants and the upgrading of the Tratayén and Salliqueló compressor plants.

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

On January 31, 2025, PEN Decree No. 54/2025 established that the Private Initiative submitted by TGS shall be governed by the contracting system provided for in Article 6 of Decree No. 76 dated February 11, 2022, which stipulates that ENARSA, with the approval of the Ministry of Economy, may enter into freely negotiated contracts regarding transportation capacity with producers and/or shippers for the construction or expansion, in whole or in part, of the Perito Moreno Pipeline. Finally, on February 25, 2025, the Ministry of Economy issued Resolution No. 169/2025, delegating to the Secretariat of Energy and ENARSA the responsibility for carrying out the bidding process for the Private Initiative. This resolution also sets forth a series of guidelines that ENARSA must consider when preparing the bidding specifications.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The project was declared to be of national public interest and authorized for bidding by ENARSA. Within this framework, on May 22, 2025, ENARSA launched National and International Public Tender GPM No. 01/2025, whose award to tgs was approved by the Secretariat of Energy on October 17, 2025.

On October 26, 2025, the Dedicated Branch submitted an application for adhesion to the RIGI.

Furthermore, tgs undertook the commitment to carry out a complementary expansion in the final sections of its licensed system, works necessary to achieve the objectives of the project.

The works are scheduled to be completed by April 30, 2027.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

18.	ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Balances in foreign currencies as of December 31, 2025 and 2024 are detailed below:

	2025					2024
	Foreign currency				Amount	Foreign currency		Amount
	and amount		Exchange rate		in local	and amount		in local
	(in thousands)				currency	(in thousands)		currency
CURRENT ASSETS

Cash and cash equivalents	US$	493,773	1,446.00	(1)	713,996,382	US$	40,373	54,650,546

Financial assets at amortized cost	US$	246,138	1,446.00	(1)	355,915,568	US$	263,955	357,298,924

Financial assets at fair value through profit or loss (3)	US$	294,322	1,446.00	(1)	425,589,243	US$	319,182	432,056,876

Trade receivables	US$	81,330	1,446.00	(1)	117,603,180	US$	82,426	111,574,862

Other receivables	US$	21	1,446.00	(1)	30,366	US$	-	-

Total current assets	US$	1,115,584			1,613,134,739	US$	705,936	955,581,208

TOTAL ASSETS	US$	1,115,584			1,613,134,739	US$	705,936	955,581,208

CURRENT LIABILITIES

Trade payables	US$	35,531	1,455.00	(2)	51,697,605	US$	37,510	50,922,946
	Euros	845	1,713.12	(2)	1,447,586	Euros	794	1,122,114
	SEK	880	158.68	(2)	139,638	SEK	-	-

Loans	US$	168,301	1,455.00	(2)	244,877,733	US$	75,965	103,129,469

Total current liabilities	US$	203,832			296,575,338	US$	113,475	154,052,415
	Euros	845			1,447,586	Euros	794	1,122,114
	SEK	880			139,638	SEK	-	-

NON CURRENT LIABILITIES

Loans	US$	1,003,937	1,455.00	(2)	1,460,728,384	US$	486,156	659,997,560

Total non current liabilities	US$	1,003,937			1,460,728,384	US$	486,156	659,997,560

TOTAL LIABILITIES	US$	1,207,769			1,757,303,722	US$	599,631	814,049,975
	Euros	845			1,447,586	Euros	794	1,122,114
	SEK	880			139,638	SEK	-	-

(1)	Buy exchange rate at the end of fiscal year
(2)	Sell exchange rate at the end of fiscal year
(3)	Includes public and private debt bonds Dólar Linked for Ps. 268,728,844.

US$: United States of America dollars
SEK: Sweedish kronor

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

19.	COMMON STOCK AND DIVIDENDS

a)	Common stock structure and shares’ public offer

As of December 31, 2024 and 2023, tgs’ common stock was as follows:

	Amount of common stock, subscribed, issued and authorized for public offer
Common Shares Class
(Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	347,568,464	41,734,225	389,302,689
Total	752,761,058	41,734,225	794,495,283

The Ordinary, Extraordinary, and Special Shareholders’ Meeting held on April 30, 2025 resolved, among other matters, to reduce the share capital by 41,734,225 Class B shares, each with a nominal value of $ 1 and carrying one vote per share. This capital reduction was carried out through the cancellation of 41,734,225 treasury shares, with a nominal value of Ps. 41,734 and an inflation adjustment of Ps. 53,821,656. The acquisition cost of the treasury shares amounted to Ps. 97,455,079. This transaction was accounted for as an equity transaction, resulting in an Additional paid-up capital of Ps. 43,591,689, which was recorded in the Company’s equity.

As of December 31, 2025, tgs’ common stock is as follows:

Amount of common stock, suscribed, issued and authorized for public offer
Common Shares Class
(Face value $ 1, 1 vote)
Class “A”	405,192,594
Class “B”	347,568,464
Total	752,761,058

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

The acquisition cost of the treasury shares held in portfolio amounted to Ps. 97,455,079, as of December 31, 2024, which, together with the Treasury Share Trading Premium of Ps. 28,270,856, restricted-pursuant to Title IV, Chapter III, Sections 3.11.c and 3.11.e of the Regulations-the amount of realized and liquid earnings mentioned above that the Company was permitted to distribute.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As mentioned above, the treasury shares acquired were cancelled on April 30, 2025.

As of December 31, 2025, the Additional paid-up capital amounted to Ps. 71,862,545, in accordance with the provisions of the Shareholders’ Meeting.

c)	Dividend distribution

Cash dividends

During the year ended December 31 2025, the Company paid cash dividends in the amount of Ps. 231,152,260 (Ps. 269.28 per share), which were authorized by the Ordinary, Extraordinary, and Special Shareholders’ Meeting held on April 30, 2025, and by the Company’s Board of Directors at its meeting held on May 28, 2025.

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

Finally, and as mentioned in subsection b of this note, the amounts subject to distribution were restricted up to the acquisition cost of treasury shares and the paid-up capital as of December 31, 2024 and 2023.

20.	LEGAL CLAIMS AND OTHER MATTERS

a)	Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

On April 12, 2012, tgs filed an action before the National Court of First Instance in Federal Administrative Litigation No. 1 (the ‘Court’) seeking (i) the declaration of unconstitutionality of Decree No. 2,067/2008 and ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the ‘Resolutions’), and (ii) the annulment of any rule or act —issued or to be issued— based on said provisions, through which the charge to finance the importation of natural gas (the ‘Charge 2067’) was created and updated.

On July 5, 2012, the Court granted tgs a preliminary injunction ordering the suspension of Charge 2067 under the terms of the Resolutions. This measure, challenged by the National Government on several occasions, was initially granted for six months and subsequently renewed. On September 19, 2017, a new extension was granted, preventing the Government from claiming from tgs the amounts arising from the ‘new value of the Charge’ for the period November 2011–March 2016, extending its validity until March 2018 or until a final judgment, whichever occurred first. Subsequently, on October 29, 2019, the Court ordered another six-month extension, and on December 1, 2020, a further six-month extension was granted. In total, tgs obtained twelve extensions of the injunction. The last extension — dated December 1, 2020 and notified on December 4, 2020 — expired on July 1, 2021. tgs did not request a new extension in light of the procedural stage of the appeal filed against the Court of Appeals’ judgment.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Resolution No. 28/2016 rendered ineffective the acts determining the value of Charge 2067; therefore, as from April 1, 2016, ENARGAS and the collecting agency ceased charging the increase established by the Resolutions.

On March 26, 2019, the Court issued a first-instance judgment declaring the unconstitutionality of Articles 53 and 54 of Law 26,784, Decree No. 2,067/2008, the Resolutions, and any act aimed at enforcing those provisions, and consequently their nullity. The National Government appealed on March 29, 2019; the appeal was granted on April 3, 2019.

The National Court of Appeals in Federal Administrative Litigation rejected the extraordinary appeal filed by the Argentine Federal Government, which sought to have tgs’s claim declared moot based on the ‘Alliance’ precedent (Argentine Supreme Court, December 2014). Subsequently, on May 14, 2021, Chamber I of the Court of Appeals (i) reversed the lower court’s decision and (ii) ruled that court costs be borne as incurred. tgs filed a federal extraordinary appeal on June 4, 2021; the Argentine Federal Government responded on June 16, 2021, and ENARGAS did so on June 24, 2021. The Court of Appeals granted the appeal on July 14, 2021, considering that the case involves the interpretation of federal regulations (Decree 2067/08; MINPLAN Resolution No. 1451/2008; ENARGAS Resolutions No. 1982/11 and No. 1991/11; and Sections 53 and 54 of Law 26,784).

Considering: (i) the precautionary measure issued and its twelve extensions; (ii) the favorable first-instance ruling; (iii) the existence of favorable precedents from the Supreme Court of Justice in similar cases (other natural gas processors); and (iv) the granted federal extraordinary appeal, Management, with the advice of its external counsel, believes that tgs has strong arguments and that a favorable resolution on the substantive matter is likely. Consequently, no provision has been recognized for the potential liability arising from the increase in Charge 2067 applicable to natural gas consumption related to the Cerri Complex during the period between the date the precautionary measure was obtained and April 1, 2016.

Regarding the last extension of the precautionary measure, which expired on July 1, 2021, TGS has not requested a new extension due to the early procedural stage of the appeal filed against the appellate court ruling. On December 16, 2024, the case file was forwarded to the Office of the Attorney General, with no updates received as of the date of issuance of these Consolidated Financial Statements.

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

The Company is subject to extensive environmental regulations in Argentina. Management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date. As of December 31, 2025 and 2024, the total amount of these provisions amounted Ps. 91,897 and Ps. 119,824, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

c)	Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2025 and 2024, the total amount of these provisions amounted Ps. 864,081 and Ps. 434,121, respectively.

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
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2025, 2024 and 2023 were Ps. 4,973,010, Ps. 4,659,399 and Ps. 4,512,420, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by tgs and its related parties as of December 31, 2025 and 2024 is as follows:

	2025		2024
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Company which exercises joint control on the controlling shareholder:
Pampa Energía (1)	25,903,872	18,079,034	17,379,490	28,772,012
Associates with significant influence:
Link	48,050	-	38,932	-
TGU (liquidated)	-	-	-	-
Other related companies:
CT Barragan S.A.	34,330	-	40,526	-
SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (2)	71,976,141	10,341,529	2,969,665	14,679,587
Transener S.A.	68,585	32	63,964	-
Total	98,030,978	28,420,595	20,492,577	43,451,599

(1)	Accounts payable includes Ps. 7,423,443 and Ps. 15,180,809 corresponding to the financial leasing recorded as “Loans” as of December 31, 2025 and 2024, respectively.
(2)	Accounts receivable as of December 31, 2025 and 2024 includes Ps. 71,941,018 and Ps. 2,789,309, respectively, recorded in “Other Credits”.

As of December 31, 2024, tgs had a balance of Ps. 26,930,001 corresponding to Dollar linked notes issued by CT Barragán S.A. and Pampa Energía. The book value of the notes is disclosed within the caption “Financial assets at fair value through profit or loss”.

The detail of significant transactions with related parties for the years ended December 31, 2025, 2024 and 2023 is as follows:

Year ended December 31, 2025:

	Revenues				Costs			Financial results
Company	Natural Gas Transportation	Liquids Production and Commercialization	Midstream	Telecommunications	Gas purchase and others	Compensation for technical assistance	Revenues from administrative services and others	Interest expense	Interest gain / Gain / (loss) on fair value	Selling expenses (1)
Controlling shareholder:
CIESA	-	-	-	-	-	-	136	-	-	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	29,318,365	14,755,983	95,856,234	233,981	44,632,804	32,931,332	-	911,655	-	-
Associates with significant influence:
Link	-	-	394,520	-	-	-	-	-	-	-
Other related companies:
SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.	-	-	-	82,377	-	-	-	-	-	-
Transener S.A.	-	-	339	-	-	-	-	-	-	-
CT Barragán S.A.	-	-	147,935	-	-	-	-	-	1,022,407	-
Fundación TGS	-	-	-	-	-	-	-	-	-	867,143
Total	29,318,365	14,755,983	96,399,028	316,358	44,632,804	32,931,332	136	911,655	1,022,407	867,143
(1) Corresponds to donations expenses.

Additionally, during the year ended December 31, 2025, the Company received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., construction engineering services for Ps. 85,972,947 which are activated within the balance of advances to suppliers.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Year ended December 31, 2024:

	Revenues				Costs			Financial results
Company	Natural Gas Transportation	Liquids Production and Commercialization	Midstream	Telecommunications	Gas purchase and others	Compensation for technical assistance	Revenues from administrative services and others	Interest expense	Interest gain / Gain / (loss) on fair value	Selling expenses (1)
Controlling shareholder:
CIESA	-	-	-	-	-	-	191	-	-	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	22,477,232	21,178,139	65,121,669	142,899	45,450,778	34,736,319	-	1,796,092	-	-
Associates with significant influence:
Link	-	-	397,531	-	-	-	-	-	-	-
Other related companies:
SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.	-	-	135,502	150,831	-	-	-	-	-	-
Transener S.A.	-	-	495	-	-	-	-	-	-	-
CT Barragán S.A.	-	-	169,493	-	-	-	-	-	1,031,832	-
Comercializadora e Inversora S.A.	2,771,782	-	-	-	-	-	-	-	-	-
Fundación TGS	-	-	-	-	-	-	-	-	-	711,475
Total	25,249,014	21,178,139	65,824,690	293,730	45,450,778	34,736,319	191	1,796,092	1,031,832	711,475
(1) Corresponds to donations expenses.

Additionally, during the year ended December 31, 2024, the Company received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., construction engineering services for Ps. 172,763,578 which are activated within the balance of advances to suppliers.

Year ended December 31, 2023:

	Revenues				Costs			Financial results
Company	Natural Gas Transportation	Liquids Production and Commercialization	Midstream	Telecommunications	Gas purchase and others	Compensation for technical assistance	Revenues from administrative services and others	Interest expense	Interest gain / Gain / (loss) on fair value	Selling expenses (1)
Controlling shareholder:
CIESA	-	-	-	-	-	-	627	-	-	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	9,913,962	24,652,572	50,383,525	127,559	47,331,089	17,412,376	-	2,628,360	-	-
Associates with significant influence:
Link	-	-	404,491	-	-	-	-	-	-	-
Other related companies:
SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.	-	-	-	152,600	-	-	-	-	-	-
Transener S.A.	-	-	1,698	-	-	-	-	-	-	-
CT Barragán S.A.	-	-	171,567	-	-	-	-	-	19,509,101	-
Comercializadora e Inversora S.A.	2,006,707	-	-	-	-	-	-	-	-	-
Fundación TGS	-	-	-	-	-	-	-	-	-	405,223
Total	11,920,669	24,652,572	50,961,281	280,159	47,331,089	17,412,376	627	2,628,360	19,509,101	405,223
(1) Corresponds to donations expenses.

22.	CONTRACTUAL OBLIGATIONS

a)	Contractual Commitments

As of December 31, 2025, the Company had the following contractual commitments:

	Estimated maturity date
	Total	Due less than one year	As of 12/31/2026	From 01/01/2027 to 12/31/2027	From 01/01/2028 to 12/31/2028	From 01/01/2029 to 12/31/2029	From 12/31/2030 onwards
Financial indebtedness (1)	2,632,904,269	-	326,052,163	121,037,007	168,894,100	116,982,000	1,899,938,999
Purchase obligations (2)	71,231,759	-	64,251,467	5,791,595	1,188,697	-	-
Financial Leases	9,995,889	-	8,757,134	1,238,755	-	-	-
Total	2,714,131,917	-	399,060,764	128,067,357	170,082,797	116,982,000	1,899,938,999
(1)	Corresponds to the cancellation of principal and interest of the financial indebtedness. For further information, see Note 13.
(2)	Corresponds to purchase of natural gas contracts for the processing of liquids.

The totality of the financial indebtedness of tgs and the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2025 (US$ 1.00 = Ps. 1,455.00). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate.

For further information, see Note 17.a).

b)	Guarantees granted and goods for restricted availability

The Company has not granted any additional guarantees or goods of restricted availability other than those set out in the remaining notes.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
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
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
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

24.	CLIMATE EVENT AT GENERAL CERRI COMPLEX

On March 7, 2025, unprecedented heavy rainfall—the most extreme in the last 100 years—was recorded in the city of Bahía Blanca and adjacent areas, causing flooding across all urban and surrounding regions (the "Event").

The Event led to the overflow of the Saladillo García stream, which flooded the Cerri Complex, halting liquid production and partially affecting natural gas transportation services. It is also worth noting that the external electrical distribution system, as well as the Complex's electrical generation and distribution facilities, were affected.

The natural gas transportation service was gradually restored and is currently operating at full capacity, without any significant impact on the revenues of the Natural Gas Transportation business segment.

Regarding the Liquids Production and Commercialization segment, at the Cerri Complex, production was completely halted from March 7, 2025, until early May. Currently, the Cerri Complex is operating under normal conditions.

For the year ended December 31, 2025, the Company recorded a loss of Ps. 54,281,299, corresponding to expenses related to the event which is recorded under “Other operating results, net” in the Consolidated Statement of Comprehensive Income for the year ended on that date.

It is worth noting that the Company has coverage for property damage and business interruption, which is subject to the terms and conditions of insurance policies and applicable sublimits. The property damage deductible amounts to US$1 million, while the business interruption coverage includes a 60-day waiting period for the Liquids Production and Commercialization segment. While negotiations with insurance providers are ongoing and the final recovery amount and timing remain uncertain, as of December 31, 2025, we received Ps. 3,306,624 as advance payments against the final settlement of the claim, which is recorded under “Other operating results, net” in the Consolidated Statement of Comprehensive Income for the year ended on that date.

25.	SUBSEQUENT EVENTS

The financial statements were authorized for issuance by the Company’s Board of Directors on April 22, 2026. There are no subsequent events between the closing date of year ended December 31, 2025, and the approval (issuance) of these consolidated financial statements, other than the ones already disclosed therein.

TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF
AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Telcosur’s financial debt

Upon its maturity date, on January 26, 2026, Telcosur settled the bank loan through the execution of tgs’s guarantee. Consequently, on that same date, a loan agreement was executed between tgs and Telcosur for an amount of US$ 24,691,237, maturing on January 25, 2027, and bearing a nominal annual interest rate of 6%.

Annual Ordinary Shareholders’ Meeting

Allocation of 2025’s net income and retained earnings.

On April 15, 2026, the Annual Ordinary Shareholders’ Meeting (the “2026 Shareholders´ Meeting”) approved the increase in the legal reserve of Ps. 23,030 million and the allocation of Ps. 437,569 million to the reserve for capital expenditures, acquisition of treasury shares and/or dividends (the “Reserve”). The Board of Directors can release the Reserve to tgs´ shareholders for such purposes.

It is noteworthy that the above-mentioned decisions made by the 2026 Shareholders’ Meeting were taken considering current CNV regulations (Resolution No. 777/2018) which states retained earnings have to be adjusted by inflation using the rates as of the month before the meeting was held. In case of 2026 Shareholders’ Meeting, tgs used the inflation rate as of March 31, 2026.